
11005261

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

Commission File Number 001-31728

MI DEVELOPMENTS INC.

(Exact name of Registrant as specified in its charter)

455 Magna Drive, Aurora, Ontario, Canada L4G 7A9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MI DEVELOPMENTS INC.
(Registrant)

By: ______________________
Vito Ciraco
Vice-President and Associate General Counsel

Date: February 24, 2011

EXHIBITS

Exhibit 99.1	CB Richard Ellis Property Appraisal for Laurel Park Station as of January 21, 2011.
Exhibit 99.2	CB Richard Ellis Property Appraisal for Palm Meadows Estates as of February 18, 2011.
Exhibit 99.3	CB Richard Ellis Property Appraisal for Romulus Land as of January 13, 2011.
Exhibit 99.4	CB Richard Ellis Property Appraisal for Salem Township Land as of January 14, 2011.
Exhibit 99.5	CB Richard Ellis Property Appraisal for San Luis Rey Downs as of January 14, 2011.
Exhibit 99.6	Colliers International Realty Advisors Propery Appraisal for the Aurora North Lands as of January 19, 2011.

Exhibit 99.1

LAUREL PARK STATION
Columbus Street & Route 1
Laurel, Howard County, Maryland 20723
CBRE File No. 11-081DC-0016


DRAFT

Summary
Appraisal Report

Prepared for:

John Medland, CFA
Vice President
BLAIR FRANKLIN CAPITAL PARTNERS, INC.
199 Bay Street, P.O. Box 147
Toronto, Ontario M5L 1E2

VALUATION & ADVISORY SERVICES


CBRE
CB RICHARD ELLIS

VALUATION & ADVISORY SERVICES


CBRE
CB RICHARD ELLIS

8270 Greensboro Drive, Suite 1000
McLean, VA 22102

T (703) 734-4762
F (703) 734-3012

www.cbre.com

January 28, 2011

John Medland, CFA
Vice President
BLAIR FRANKLIN CAPITAL PARTNERS, INC.
199 Bay Street, P.O. Box 147
Toronto, Ontario M5L 1E2

RE: Appraisal of Laurel Park Station
Columbus Street & Route 1
Laurel, Howard County, Maryland
CBRE File No 11-081DC-0016

Dear Mr. Medland:

At your request and authorization, CB Richard Ellis (CBRE) has prepared an appraisal of the market value of the referenced property. Our analysis is presented in the following Summary Appraisal Report.

The subject represents 63.85 acres of TOD-zoned land located off of Washington Boulevard (US Route 1), just north of the City of Laurel in Howard County, Maryland. It is our understanding that the property has received from the County sketch plan approval to develop 650,000 square feet of office space, 127,000 square feet of retail space, and 1,000 residential multifamily units. The subject is more fully described, legally and physically, within the enclosed report.

Based on the analysis contained in the following report, the market value of the subject is concluded as follows:

MARKET VALUE CONCLUSION

Appraisal Premise	Interest Appraised	Date of Value	Value Conclusion
As Is	Fee Simple Estate	January 21, 2011	$14,600,000
Compiled by CBRE			

Data, information, and calculations leading to the value conclusion are incorporated in the report following this letter. The report, in its entirety, including all assumptions and limiting conditions, is an integral part of, and inseparable from, this letter.

The following appraisal sets forth the most pertinent data gathered, the techniques employed, and the reasoning leading to the opinion of value. The analyses, opinions and conclusions were developed based on, and this report has been prepared in conformance with, our interpretation of the guidelines and recommendations set forth in the Uniform Standards of Professional Appraisal Practice (USPAP), the requirements of the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.

The report is for the sole use of the client; however, client may provide only complete, final copies of the appraisal report in its entirety (but not component parts) to third parties who shall review such reports in connection with loan underwriting or securitization efforts. The appraiser is not required to explain or testify as to appraisal results other than to respond to the client for routine and customary questions. Please note that our consent to allow an appraisal report prepared by CBRE or portions of such report, to become part of or be referenced in any public offering, the granting of such consent will be at our sole discretion and, if given, will be on condition that we will be provided with an Indemnification Agreement and/or Non-Reliance letter, in a form and content satisfactory to us, by a party satisfactory to us. We do consent to your submission of the reports to rating agencies, loan participants or your auditors in its entirety (but not component parts) without the need to provide us with an Indemnification Agreement and/or Non-Reliance letter.

CBRE hereby expressly grants to Client the right to copy this report and distribute it to other parties in the transaction for which this report has been prepared, including employees of Client, other lenders in the transaction, and the borrower, if any. It has been a pleasure to assist you in this assignment. If you have any questions concerning the analysis, or if CBRE can be of further service, please contact us.

Respectfully submitted,

CBRE - VALUATION & ADVISORY SERVICES

Lance B. Orwig
Senior Real Estate Analyst
Certified General Maryland #7434

Phone: (703) 734-4749
Fax: (703) 734-3012
Email: lance.orwig@cbre.com

Jerry Harvey, MAI, MRICS, CCIM
Managing Director
Certified General Maryland #10086

Phone: (703) 734-4759
Fax: (703) 734-3012
Email: jerry.harvey@cbre.com


CBRE
CB RICHARD ELLIS

CERTIFICATION OF THE APPRAISAL

We certify to the best of our knowledge and belief:

1. The statements of fact contained in this report are true and correct.
2. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are our personal, impartial and unbiased professional analyses, opinions, and conclusions.
3. We have no present or prospective interest in or bias with respect to the property that is the subject of this report and have no personal interest in or bias with respect to the parties involved with this assignment.
4. Our engagement in this assignment was not contingent upon developing or reporting predetermined results.
5. Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
6. This appraisal assignment was not based upon a requested minimum valuation, a specific valuation, or the approval of a loan.
7. Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice, as well as the requirements of the State of Maryland.
8. The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.
9. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.
10. As of the date of this report, Jerry Harvey, MAI, MRICS, CCIM has completed the continuing education program of the Appraisal Institute.
11. As of the date of this report, Lance B. Orwig has completed the Standards and Ethics Education Requirement of the Appraisal Institute for Associate Members.
12. Lance B. Orwig has and Jerry Harvey, MAI, MRICS, CCIM has not made a personal inspection of the property that is the subject of this report.
13. No one provided significant real property appraisal assistance to the persons signing this report.
14. Valuation & Advisory Services operates as an independent economic entity within CBRE. Although employees of other CBRE divisions may be contacted as a part of our routine market research investigations, absolute client confidentiality and privacy were maintained at all times with regard to this assignment without conflict of interest.
15. Lance B. Orwig and Jerry Harvey, MAI, MRICS, CCIM have not provided real estate related services on this property in the three years prior to accepting this assignment.

Lance B. Orwig
Certified General Maryland #7434

Jerry Harvey, MAI, MRICS, CCIM
Certified General Maryland #10086



SUBJECT PHOTOGRAPHS


SUBJECT
SITE

AERIAL VIEW


LAUREL

VIEW OF THE SUBJECT'S EXISTING ENTRANCE OFF ROUTE 1



TYPICAL VIEW OF THE SUBJECT'S MAIN PARKING LOT AREA



VIEW OF THE SUBJECT'S FENCED PARKING LOT AREAS



VIEW OF THE LAUREL RACE TRACK AND THE UNDERGROUND CAR ACCESS



VIEW OF THE SUBJECT'S EASTERN END OF THE PARKING LOT



VIEW OF ADJOINING TRAILER PARK FROM NORTHEASTERN PORTION OF SUBJECT

SUMMARY OF SALIENT FACTS

Property Name	Laurel Park Station	
Location	Columbus Street & Route 1, Laurel, Howard County, Maryland 20723	
Assessor's Parcel Number	06-0394388	
Highest and Best Use		
As If Vacant	Land	
Property Rights Appraised	Fee Simple Estate	
Land Area (Gross Acreage)	63.85 AC	2,781,091 SF
Land Area (Net Acreage)	47.87 AC	2,085,322 SF
Approved Density (FAR)	1,777,000 SF	
Proposed Improvements		
Residential Density	1,000,000 SF	(Mixed-Use)
Number of Units	1,000	(Average Size: 1,000 SF)
Commercial Density	777,000 SF	
Office Density	650,000 SF	
Retail Density	127,000 SF	
Estimated Exposure Time	12 Months	
VALUATION		
		Per FAR/Unit
Land Value		
Multifamily Land (Includes Ground Floor Retail)		$28,500.00
Office Density (Includes Ground Floor Retail)		$26.00
Retail Density (Within Multifamily Buildings)		$26.00

CONCLUDED MARKET VALUE			
Appraisal Premise	**Interest Appraised**	**Date of Value**	**Value**
As Is	Fee Simple Estate	January 21, 2011	$14,600,000

Compiled by CBRE

STRENGTHS, WEAKNESSES, OPPORTUNITIES AND THREATS (SWOT)

Strengths and weaknesses are internal to the subject; opportunities & threats are external to the subject

Strengths

- The subject will have immediate access to the MARC Rail line which will offer direct access to a commuter rail station at the property.
- The subject has immediate access to the Route 1, which is a major north-south artery running through the area.

- The current use of the subject as an over-flow parking lot for the nearby Laurel Race Track will result in lower site development costs.

Weaknesses

- Exposure & visibility to the subject will be somewhat limited due to the configuration of the proposed improvements on the site, which will sit behind the row of improved commercial lots that front along Route 1

Opportunities

- Disposable income within a three-mile radius of the subject is considered above average for the MSA
- The current development and recently completions of a new mid-rise multifamily and office building in the immediate area of the subject should create an increase in potential customers
- Due to recent BRAC changes, Fort Meade, which is home to the National Security Agency and is less than five miles northeast of the subject, is expected to add 22,000 new positions over the next five years.

Threats

- Laurel is perceived by many market participants to be a somewhat dated community that is poised for significant redevelop. While there are some new developments in the area, most of the existing commercial product along the Route 1 corridor is old and of a light industrial and highway retail character. This is seen as something of a detriment to the overall appeal of the subject site.
- The subject is adjacent to a mobile home trailer park and Laurel Race Track, which are also seen as a detriment to the subject, inasmuch as upper floor views from the subject's proposed buildings will overlook these neighboring features.
- The nearby Laurel Mall is in foreclosure and the owners have plans to redevelop the site into a mixed-use project with a heavy emphasis on a multifamily component. Until this site is repositioned, it is also seen as a detrimental influence on the surrounding environs.

EXTRAORDINARY ASSUMPTIONS AND HYPOTHETICAL CONDITIONS

It is an extraordinary assumption of this report that the terms of the subject's approved sketch plan will be carried through to fruition as the site plan moves from the preliminary plan approvals to the subdivision process and recordation of the final plat. The initial approvals of the sketch plan details the unit allocation and timing of the phased residential development planned for the site, If at a later stage of the approval process, the county planners chooses to delay or extend the timeline of when the four phases of residential unit delivery are permitted, it could impact the value conclusions made herein. If this occurs, we reserved the right to amend our value estimates as deemed necessary.

TABLE OF CONTENTS

INTRODUCTION

PROPERTY IDENTIFICATION

The subject represents 63.85 acres of TOD-zoned land located off of Washington Boulevard (US Route 1), just north of the City of Laurel in Howard County, Maryland. It is our understanding that the property has received from the County sketch plan approval to develop 650,000 square feet of office space, 127,000 square feet of retail space, and 1,000 residential multifamily units. In addition, the subject site abuts the B & O Railroad tracks, which are themselves adjacent to the Laurel Park Racetrack. The site is currently used as an over-flow parking lot for the track. In addition, there was an underutilized MARC (Maryland Rail Commuter) platform on the site, which provides commuter rail service between Baltimore, Maryland and Washington, District of Columbia. The sketch plan incorporates this feature into the development, which would be in keeping with the intent of the TOD Zoning District regulations.

LAUREL PARK STATION - PROPOSED LAND USE PLAN		
Commercial Density:		
Office Use		650,000 Sq. Ft.
Retail Use		127,000 Sq. Ft.
Residential Density:		
* Multifamily Use	(1,000 Units)	1,000,000 Sq. Ft.
Total		1,777,000 Sq. Ft.

* Note: assumes a 1,000 SF avg. unit size
Compiled by CBRE

OWNERSHIP AND PROPERTY HISTORY

Title to the property is currently vested in the name of MI Development, Inc., who acquired title to the subject property in February 2007, as un-improved for $20,000,000, cash, as recorded in Deed 10518, Page 157 of the Howard County Deed Records. It was acquired from the Laurel Racing Association Limited Partnership in what the State Assessor's records show as a non-arms length transaction. To the best of our knowledge, there has been no other third party ownership transfer of the property during the previous three years.

Of the 63.85 acres that represents the total gross area of the subject, only 55.32 acres are considered usable for development. Of that figure, some 7.66-acres will be used for road right-of-way dedications within the site, which leaves a total net area of 47.87 acres. The remaining 15.68 acres consists of wetlands or other areas such as forest lands or steep sloping terrain, which are not deemed suitable for development.

MI Development, Inc., plans to develop approximately 650,000 square feet of office space, 127,000 square feet of retail space, and 1,000 residential units. This base plan utilizes 47.87 acres of the

63.85 acre site available for site development. The remainder of the acreage is used for surface parking, access roads and meeting public open space requirements. The fact that the site is already largely cleared and graded, which will not only expedite the development process but will costs significantly less than typical sites. The bulk of planned development is near US Route 1 thereby reducing infrastructure costs such as roads and utilities.

Laurel Park was first founded in 1911 under the direction of the Laurel Four County Fair. In 1914, James Butler purchased the track and appointed Matt Winn as its promoter and manager. In 1947, the Maryland Jockey Club, which owned Timonium and Pimlico, purchased Laurel Park. After the Maryland General Assembly rejected the idea of replacing Pimlico with Laurel Park, the track was sold to Morris Schapiro, who allowed his son, John D. Schapiro, to manage it.

From 1947 to 1984, Laurel Park underwent a period of great change. The track was renamed Laurel Race Course and the Washington, DC International was introduced. Throughout the 1950s and 1960s, the track was renovated extensively. In addition, it was awarded summer racing dates. In 1984, the track was sold to Frank J. DeFrancis and several business partners.

The track was updated again with introduction of a 'Sports Palace' facility, renovation of the clubhouse, and exterior improvements. In August 1989, Frank DeFrancis died and his son, Joe DeFrancis, began managing the track. In 1994 the track's name returned to "Laurel Park". Yet more improvements included those to the main entrance, Grandstand interior and backstretch barns.

In 1998 Leucadia National Corporation acquired a significant interest in the Pimlico and Laurel tracks. A new backstretch housing facility followed, along with the opening of four clubhouse areas. Magna Entertainment Corp. bought majority control of the Maryland Jockey Club in 2002 and began another renovation of Laurel Park's track and facility in 2004 with a nearly seven-month closure of Laurel Park's backstretch and racing surfaces for widening, extension and restoration of the dirt surface.

In February 2004, this parcel was re-zoned from M-2 (Light Manufacturing) to TOD (Transit Oriented Development). Per the Maryland-National Capital Park and Planning Commission, this new zoning district provides for the development and redevelopment of key parcels of land within 3,500 feet of a MARC Station. The TOD District is intended to encourage the development of multi-story office centers that are located and designed for safe and convenient pedestrian access by commuters using the MARC Trains and other public transit links. For larger sites of at least three acres, well-designed multi-use centers combining office and high-density residential development are encouraged. The requirements of this district, in conjunction with the Route 1 Manual, will result in development that makes use of the commuting potential of the MARC system, creates attractive employment or multi-use centers, and provides for safe and convenient pedestrian travel.

PREMISE OF THE APPRAISAL

The following table illustrates the various dates associated with the valuation of the subject, the valuation premise(s) and the rights appraised for each premise/date:

PREMISE OF THE APPRAISAL		
Item	Date	Interest Appraised
Date of Report:	January 25, 2011	
Date of Inspection:	January 21, 2011	
Dates of Value		
As Is:	January 21, 2011	Fee Simple Estate
Compiled by CBRE		

PURPOSE OF THE APPRAISAL

The purpose of this appraisal is to estimate the market value of the subject property. The current economic definition of market value agreed upon by agencies that regulate federal financial institutions in the U.S. (and used herein) is as follows:

The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

1. buyer and seller are typically motivated;
2. both parties are well informed or well advised, and acting in what they consider their own best interests;
3. a reasonable time is allowed for exposure in the open market;
4. payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and
5. the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale. [1]

TERMS AND DEFINITIONS

The Glossary of Terms in the Addenda provides definitions for additional terms that are, and may be used in this appraisal.

---

[1] Office of Comptroller of the Currency (OCC), 12 CFR Part 34, Subpart C – Appraisals, 34.42 (g); Office of Thrift Supervision (OTS), 12 CFR 564.2 (g); Appraisal Institute, *The Dictionary of Real Estate Appraisal*, 4th ed. (Chicago: Appraisal Institute, 2002), 177-178. This is also compatible with the RTC, FDIC, FRS and NCUA definitions of market value as well as the example referenced in the *Uniform Standards of Professional Appraisal Practice (USPAP)*.

INTENDED USE AND USER OF REPORT

This appraisal is to be used by the client for financial reporting purposes.

SCOPE OF WORK

The scope of the assignment relates to the extent and manner in which research is conducted, data is gathered and analysis is applied, all based upon the following problem-identifying factors stated elsewhere in this report:

- Client
- Intended use
- Intended user
- Type of opinion
- Effective date of opinion
- Relevant characteristics about the subject
- Assignment conditions

This appraisal of the subject has been presented in the form of a Summary Report, which is intended to comply with the reporting requirements set forth under Standards Rule 2-2(b) of the USPAP. That is, this report incorporates a summary of all information significant to the solution of the appraisal problem. It also includes summary descriptions of the subject and the market for the subject type. CBRE completed the following steps for this assignment:

Data Resources Utilized in the Analysis

RESOURCE VERIFICATION	
Site Data	Source/Verification:
Size	Maryland State Assessor's Records; ALTA / ACSM Land Title Survey
FAR	Approved Sketcy Plan for the subject and Development Conceptual Plan
Improved Data	Source/Verification:
Gross Density/Unit Counts	Approved Sketcy Plan for the subject and Development Conceptual Plan
Area Breakdown/Use	Approved Sketcy Plan for the subject and Development Conceptual Plan
No. Bldgs.	Approved Sketcy Plan for the subject and Development Conceptual Plan
Parking Spaces	Approved Sketcy Plan for the subject and Development Conceptual Plan
Other	Source/Verification:
TOD Zoning	Howard County Zoning Regulations

Compiled by CBRE

Extent to Which the Property is Identified

CBRE collected the relevant information about the subject from the owner (or representatives), public records and through an inspection of the subject. The property was legally identified through its assessor's records, legal description and land survey.

Extent to Which the Property is Inspected

CBRE inspected the subject site, as well as its surrounding environs on the effective date of appraisal.

Type and Extent of the Data Researched

CBRE reviewed the micro and/or macro market environments with respect to physical and economic factors relevant to the valuation process. This process included interviews with regional and/or local market participants, available published data, and other various resources. CBRE also conducted regional and/or local research with respect to applicable tax data, zoning requirements, flood zone status, demographics, income and expense data of similar projects, and comparable listing, sale and rental information of similar properties as those proposed.

Type and Extent of Analysis Applied

CBRE analyzed the data gathered through the use of appropriate and accepted appraisal methodology to arrive at a probable value indication via each applicable approach to value. Approaches to value used include the Sales Comparison Approach and the Subdivision Development Approach. The steps required to complete each approach are discussed in the methodology section. CBRE then correlated and reconciled the results into a reasonable and defensible value conclusion, as defined herein. A reasonable exposure time and marketing time associated with the value estimate presented has also been concluded.

AREA ANALYSIS


SUBJECT PROPERTY
Laurel Park Station
Laurel, Maryland 20723
Columbia
Germantown
Montgomery Village
Gaithersburg
Olney
Rockville
Aspen Hill
Wheaton
Potomac
Laurel
Maryland City
Severn
Glen Burnie
Sterling
Herndon
Reston
Bethesda
Silver Spring
College Park
Greenbelt
Bowie
McLean
Washington D.C.
Arlington
Chantilly
Oakton
Centreville
Fairfax
Annandale
Alexandria
Burke
West Springfield
Manassas
Crofton
Severna Park
M A R Y L A N D
V I R G I N I A

REGIONAL INFLUENCES

Location

Washington DC, the nation's capital, is situated on the eastern seaboard approximately 235 miles south of New York City. It has an attractive network of interstate highways providing excellent access to other cities on the East Coast. The metropolitan Washington, DC area is generally considered to be all of the Washington Metropolitan Statistical Area (MSA) as defined by the U.S. Department of Commerce, Bureau of the Census. The Washington MSA currently includes:

- The District of Columbia,
- The Suburban Maryland counties of Calvert, Charles, Frederick, Montgomery and Prince George's;
- The Northern Virginia counties and jurisdictions of Alexandria, Arlington, Clarke, Fairfax, Fairfax City, Falls Church, Fauquier, Fredericksburg City, Loudoun, Manassas City, Manassas Park City, Prince William, Spotsylvania, Stafford, and Warren, and
- The West Virginia county of Jefferson.

Population

MSA POPULATION STATISTICS								
Area	1980	1990	2000	Annual % Change	2010	Annual % Change	2015	Annual % Change
Atlanta, GA	2,233,324	3,069,411	4,274,981	3.3%	5,569,195	2.7%	6,182,135	2.1%
Baltimore, MD	2,199,531	2,382,172	2,552,994	0.7%	2,677,198	0.5%	2,711,907	0.3%
Boston, MA	N/A	4,133,500	4,390,671	0.6%	4,561,325	0.4%	4,610,359	0.2%
Chicago, IL	7,246,035	8,182,076	9,098,316	1.1%	9,651,162	0.6%	9,856,994	0.4%
New York, NY	N/A	16,845,987	18,322,996	0.8%	19,104,193	0.4%	19,331,725	0.2%
Philadelphia, PA	4,781,496	5,435,470	5,687,147	0.9%	5,913,308	0.4%	5,987,829	0.3%
Washington, DC	**3,397,935**	**4,122,914**	**4,796,182**	**1.7%**	**5,438,912**	**1.3%**	**5,701,635**	**0.9%**

Source: Claritas, October 2010

Economic Base

The U.S. economy was in a recession from December 2007 until June 2009 according to the National Bureau of Economic Research. Since December 2007, over 8.4 million jobs have been lost, several major financial institutions have collapsed, companies across multiple industries have required federal bail-out money, the debt markets have seized, and real estate values have fallen dramatically. The economy has showed signs of improvement as the stock market has recovered much of its losses, but the unemployment rate remains approximately 240 basis points above its Year End 2008 level of 7.2%.

Due to the presence of the Federal Government, the Washington, D.C. area generally outperforms the national economy. The Washington DC MSA has been affected by the current economic conditions, but not to the extent of most other areas. As of October 2010, the national unemployment rate was 9.6%, while the DC Metro unemployment rate was 5.8%. The Washington DC MSA also had the highest 2010 estimated average income level and the highest consumer expenditure level of any major metropolitan area.

Employment

The dominant employment sectors in the Washington MSA are government and services, which represent 77% of the region's employment. The region has a limited manufacturing base of only 2.0%. Unlike other metropolitan areas, the government traditionally has been a large employer with more than one out of five jobs provided by the Federal, state or local governments. Furthermore, many thousands of private sector jobs are either affiliated with, or dependent upon, the government. This includes government contractors to various federal agencies, law firms and lobbyists.

From 2000 to 2009, the Washington MSA added approximately 271,000 jobs, an increase of 10.1%. The largest growth period occurred in 1999 and 2000 when the technology and telecom industries expanded rapidly. This growth slowed considerably in 2001 and 2002, as the national and regional economies fell into recession, exacerbated by the September 11, 2001 terrorist attacks. Growth rates rebounded in 2003 and 2004, but posted much slower growth rates in 2007 and 2008. From Year End 2008 through Year End 2009, the Washington DC area employment decreased by 1.9%, losing approximately 57,200 jobs.

NON-AGRICULTURAL AVG ANNUAL EMPLOYMENT BY MAJOR INDUSTRY DIVISION*
WASHINGTON, D.C. MSA (000s)

INDUSTRY	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	As Of Oct-10	% Change 2008-2009	% Change 2000-2009	Annual Change 2000-2009
Construction & Mining	153.1	161.7	163.4	168.1	177.3	186.6	191.5	184.9	173.1	142.4	141.1	-17.7%	-7.0%	-0.8%
Manufacturing	80.7	77.7	72.1	67.2	66.1	65.4	63.7	62.2	60.8	54.2	51.9	-10.9%	-32.8%	-4.3%
Trade, Transportation, Utilities	393.6	391	387.7	392.0	399.6	406.5	404.7	404.8	398.8	389.2	388.6	-2.4%	-1.1%	-0.1%
Information	126.8	131	115.3	109.6	106.0	99.8	96.9	93.9	91.4	80.3	78.5	-12.1%	-36.7%	-4.9%
Financial Activities	145.5	147.8	151	155.9	157.4	160.4	161.5	159.4	154.0	145.5	143.8	-5.5%	0.0%	0.0%
Profl & Business Services	555.7	569.6	560	586.9	616.0	646.4	664.5	675.1	683.4	672.0	690.4	-1.7%	20.9%	2.1%
Educational & Health Services	276	283.4	295.1	294.0	302.9	309.1	317.5	328.5	338.0	350.4	364.1	3.7%	27.0%	2.7%
Leisure & Hospitality	219.6	219.4	225.7	232.9	241.1	245.2	249.4	254.3	262.1	250.7	265.3	-4.3%	14.2%	1.5%
Other Services	150.0	153.1	157.4	161.3	165.5	165.9	176.7	180.6	184.5	184.0	180.0	-0.3%	22.7%	2.3%
Government	577.7	584.7	600.8	616.5	623.1	632.1	640.5	646.6	660.8	681.0	692.1	3.1%	17.9%	1.8%
TOTALS	2,678.7	2,719.4	2,728.5	2,784.4	2,855.0	2,917.4	2,966.9	2,990.3	3,006.9	2,949.7	2,995.8	-1.9%	10.1%	1.1%
Annual Job Growth	116.8	40.7	9.1	65.0	70.6	62.4	49.5	23.4	16.6	-57.2	46.1			
% Annual Change	4.6%	1.5%	0.3%	2.4%	2.5%	2.2%	1.7%	0.8%	0.6%	-1.9%	1.6%			
Office Employment Sectors (Information, Financial, All service categories, 50% of Gov't)	1542.85	1577.25	1579.2	1615.95	1659.35	1697.65	1737.35	1760.8	1781.7	1772.7	1802.85	-0.5%	16.4%	1.6%

* Not seasonally adjusted. All data is annual, not year end.
Source: U.S. Bureau of Labor Statistics: Compiled by CB Richard Ellis, Inc. 1/2011

Local jurisdictions in the Washington MSA increased employment by approximately 41,700 jobs, an increase of 1.4%, from October 2009 to October 2010 as summarized in the following chart.

NON-AGRICULTURAL EMPLOYMENT BY LOCAL JURISDICTION
October 2009 to October 2010 Comparison - Not Seasonally Adjusted
WASHINGTON, D.C., SUBURBAN MD, NORTHERN VA

	October 2009 (000's)	SHARE	October 2010 (000's)	Change (000's)	% SHARE	% CHANGE
District of Columbia	705.4	24.0%	726.0	20.6	24.4%	2.9%
Suburban MD	937.3	31.9%	951.9	14.6	32.0%	1.6%
No. VA	1,291.2	44.0%	1,297.7	6.5	43.6%	0.5%
TOTALS	2,933.9	100%	2,975.6	41.7	100%	1.4%

Source: Bureau of Labor Statistics, Excludes Jefferson County, WVA
Compiled by: CB Richard Ellis, Inc. as of 1/2011

As of November 2010, Dr. Stephen Fuller, Director of the George Mason University Center for Regional Analysis, forecasts regional employment as follows.

EMPLOYMENT FORECAST WASHINGTON, D.C. MSA					
Indicator	2010	2011	2012	2013	2014
Payroll Job Growth (000's) *	32.2	37.3	44.3	48.8	51.9

* Excludes self-employed, contract, and part time workers and employees for business started up in the given year
Source: George Mason University Center for Regional Analysis

Unemployment Rates

UNEMPLOYMENT RATES			
Annual	PMSA	Washington, DC	U.S.
Oct-10	5.8%	9.7%	9.6%
2009	6.2%	11.9%	10.0%
2008	3.8%	8.2%	7.2%
2007	3.0%	5.8%	4.9%
2006	3.1%	5.6%	4.4%
2005	3.4%	6.0%	4.8%
2004	3.7%	7.3%	5.4%
2003	3.9%	7.4%	5.7%
2002	4.0%	6.8%	6.0%
2001	3.4%	6.6%	5.7%
2000	2.7%	5.8%	3.9%
1999	2.6%	5.9%	4.0%
1998	3.0%	7.5%	4.4%

Source: Bureau of Labor Statistics
Compiled by: CB Richard Ellis, Inc. 1/2011

Washington Coincident Index

The Washington Coincident Index, which represents the current state of the metropolitan area economy, increased 0.9% in October from its September level following two month-to-month declines. The Coincident Index also continued to exceed its same-month level in 2009 for an eighth month, dating from March following 29 months of decline. The following chart displays the Washington Area Coincident Index, as reported by the George Mason University Center for Regional Analysis in December 2010:


Washington Area Coincident Index
110
105
100
95
1996 = 100
104.2
104.3
104.5
104.6
104.9
105.0
107.0
108.3
109.6
107.6
106.1
107.0
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Coincident Index
Moving Average

Washington Leading Index

The Washington Leading Index, which forecasts the metropolitan area economy approximately six to eight months in advance, declined by 0.88% from September to October following three monthly increases. On a monthly over-the-year basis, the Index registered its first decline following thirteenth consecutive monthly gains decreasing 0.17 percent in October and interrupting its positive trend that had started in July 2009. The following chart displays the Washington Area Leading Index, as reported by the George Mason University Center for Regional Analysis in December 2010:


Washington Area Leading Index
109
108
107
106
105
1996 = 100
106.9
107.0
107.1
107.2
107.2
107.2
108.1
106.7
106.8
107.3
107.4
106.4
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Leading Index
Moving Average

CONCLUSION

In 2010, the Washington DC Metro economy showed signs of recovery from the most recent recession, primarily led by the federal government, which continues to bolster local economic growth, adding the largest share of total jobs. Hiring stemming from the flow of federal spending has been the spark for Washington's recovery, with private hiring anticipated to provide support for job gains over the next several months. Employment projections by George Mason University's Center for Regional Analysis have also indicated job gains every year from 2010 through 2014. Locally, the Washington Leading Index registered only a slight decline following thirteen consecutive monthly gains.

While the Washington, D.C. area has been affected by the current economic conditions, the area generally outperforms the national economy due to Federal procurement driving the local economy. Over the long term, job creation, income growth, and wealth creation are expected to continue to positively affect real estate values, although at a much slower pace than the robust markets of the late 1990s and mid 2000s.


DRAFT

NEIGHBORHOOD ANALYSIS


SUBJECT PROPERTY
Laurel Park Station
Laurel, Maryland 20723
Fulton
Jessup
Savage Park
Annapolis Junction
West Laurel Acres
Laurel
Maryland City
Fairland
Burtonsville
Patuxent River Park
Patuxent Research Refuge
Maryland City Park
Oak Crest
Contee

LOCATION

The subject is located just north of the City of Laurel, but is physically outside of their city limits and therefore lies within Howard County, Maryland; the postal address is listed as Laurel, Maryland. More specifically, the subject site abuts the B & O Railroad tracks, which are adjacent to Laurel Park Racetrack. The site is currently used as surface parking for the racetrack and access is gained through pedestrian and automobile tunnels that run underneath the rail line. In addition, this rail line includes an underutilized Maryland Rail Commuter (MARC) platform, which provides commuter rail service between Baltimore, Maryland to the north and Washington, District of Columbia to the south, is located on site. There is another existing MARC Station just south of the subject, which is supported by adjacent commuter parking lots.

BOUNDARIES

The neighborhood boundaries are detailed as follows:

North:	Whiskey Bottom Road
South:	Fort Meade Road (State Route 198)
East:	Fort George G. Meade Military Reserve and Patuxent Research Refuge
West:	I-95

LAND USE

Land uses within the subject neighborhood consist of a harmonious mixture of commercial, light industrial and residential development. The immediate area surrounding the subject is an older area of development, consisting primarily of multi-unit residential uses, established retail shopping centers, and flex warehouse space. The largest retail uses in the neighborhood include Laurel Mall, a 660,000 square foot regional mall located at the intersection of US Route 1 and Cherry Lane, approximately two miles south of the subject property. This project features JCPenney, Macy's and Burlington Coat Factory as major tenants. However, as stated in the SWOT discussion above, the property is in foreclosure and the owners plan to redevelop the site into a mixed-use project with a heavy emphasis on a multifamily component. In addition, Corridor Marketplace, located at Route 198 and Baltimore Washington Parkway, approximately one mile east of the subject property, is a 415,000 square foot retail center constructed in 1997 and anchored by Kohl's, Sports Authority, Target, Weis Markets, Giant Food, Marshall's, Petco, and Toys R Us.

The Centre At Laurel, a 139,662 square foot shopping center is located south of the subject at the corner of Contee Road and Route 1. The shopping center was built in 2005 and is anchored by a Shoppers Food Warehouse and PetsMart. Several smaller retail centers are located along Route 1 in the subject's neighborhood including: Laurel Lakes, a 465,236 square foot shopping center, which was built in 1985, renovated in 1999, and features Best Buy, Lowe's, Michaels, Modell's Sporting Goods, Ross Dress for Less and Staples. Laurel Shopping Center, a 386,000 square foot shopping center, is located along Washington Boulevard. The property was built in 1956, renovated in 1994, and features a Giant Food grocery store. Marlo Home Center, a 202,400 square foot retail furniture center, is located just south of the property at the southwest intersection of Contee Road and Route 1.

Industrial uses are primarily located along the Route 1 Corridor in Howard County and consist of industrial parks primarily used for warehouse and distribution. The Maryland Wholesale Food Center, a more than 400-acre facility and a centralized distribution hub with rail access, is located at the intersection of Route 1 and Route 175. To the north on Route 1 is the 250-acre Baltimore-Washington Industrial Park consisting mainly of manufacturing, distribution and warehouse facilities. Other notable industrial parks in the neighborhood include the Dorsey Run Industrial Park, Corridor Industrial Park, Corridor North Industrial Park and the Junction Industrial Park.

Four Miles south of the subject site is The Brick Yard, a major mixed-use project being developed by Jackson Shaw. The site, which runs east of the MARC Rail lines, is between Contee Road (to the north) and Muirkirk Road (to the south). The northern portion of the 116-acre site consists of a multi-lot industrial park with some 475,000 square feet of warehouse/flex space in six buildings on 30-acres. The 86-acre southern portion consists of two land bays situated on approximately 16 acres for two mid-rise multifamily buildings containing a total of 860 units (with structured parking), a 47-acre single-family component with 51 detached and 380 townhome lots, as well as open spaces, supportive retail uses and pedestrian access to the MARC Station located at the southwestern tip of the site. It should be noted that this single family TOD site recently sold to Ryland Homes, with construction reportedly to begin later this year.

The most notable development and employer in the area is the Fort Meade Military Base, the 5,400-acre Army post that is also home to the National Security Agency. Fort Meade offers a wide range of support to more than 78 partner organizations from all five services and to several federal agencies including the National Security Agency, the Defense Information School, the Defense Courier Service, and the U.S. Army Field Band. Fort Meade has the 4th largest workforce of Army installations in the United States; it is one of the largest joint service centers in the U.S and is home to approximately 10,000 military personnel along with about 25,000 civilian employees. Approximately 6,000 family members reside on base. The subject property is located approximately seven miles southwest of the base. Fort Meade is a major focal point for government agency relocation in accordance with the Base Realignment and Closure Act (BRAC) of 2005. Within the next two years, Fort Meade is expected to add 5,700 new on-site employees, 3,000 to 7,000 contractors, and 4,900 family members. In addition to the job growth from BRAC, Fort Meade is expecting 4,000 new National Security Agency (NSA) employees and 10,000 new positions within the Enhanced Use Lease (EUL). Total job growth at Fort Meade over the next five years is projected at 22,000.

The National Security Agency/Central Security Service is America's cryptology organization. It coordinates, directs, and performs highly specialized activities to protect U.S. government information systems and produce foreign signals intelligence information. A high technology organization, NSA is on the frontiers of communications and data processing. It is also one of the most important centers of foreign language analysis and research within the government. NSA employs the country's premier cryptologists. It is said to be the largest employer of mathematicians in the United States and perhaps the world. Its mathematicians contribute directly to the two missions of the Agency: designing cipher systems that will protect the integrity of U.S. information systems and searching for weaknesses in adversaries' systems and codes.

The USDA Agricultural Research Center is situated on a 7,000 acre site approximately three miles southwest of the subject. The Agricultural Research Center in Beltsville is operated by the Agricultural Research Service, an agency within the U.S. Department of Agriculture. Research at the site focuses on natural resources, plant science, animal science, new uses for farm commodities, nutrition and data systems.

The Patuxent Research Refuge, situated east of the subject property, is one of over 500 refuges in the National Wildlife Refuge System administered by the U.S. Fish and Wildlife Service. Established in 1936, the Patuxent Research Refuge is the Nation's only National Wildlife Refuge established to support wildlife research. With land surrounding the Patuxent and Little Patuxent Rivers between Washington, D.C. and Baltimore, MD, the Refuge has grown from the original 2,670 acres to its present size of 12,750 acres and encompasses land formerly managed by the Departments of Agriculture and Defense. The Patuxent Research Refuge is divided into three areas: 1) North Tract, which offers hunting, fishing, wildlife observation, trails, and many interpretive programs; 2) Central Tract, where the offices and study sites of the many research biologists are located; and 3) South Tract, where the National Wildlife Visitor Center and its trails are located.

In addition, primary employment for the neighborhood is in the City of Baltimore to the north and Washington, D.C. to the south. The neighborhood is a bedroom community with convenient access to both metropolitan areas. Baltimore is about 20 miles northeast of the subject; Columbia, Maryland is about 9 miles north of the subject and Washington DC is about 15 miles southwest of the subject.

GROWTH PATTERNS

Properties in many areas within the City of Laurel are in need of revitalization. Therefore, the Mayor and City council approved Revitalization Overlay Areas to seek development and redevelopment of older residential and commercial areas and to create additional economic development within the city.

The purpose and intent of the Revitalization Overlay is to provide an alternative form of development designed to create additional economic development opportunities for property owners within the city to upgrade, enhance, demolish or otherwise revitalize their properties using additional flexibility. In addition, the purpose of the plan is to enhance the business corridors within the city, and to allow the upgrading of various housing opportunities which, by their age or state of disrepair, may become obsolete or vacant and contribute to destabilizing property values within the city. To improve opportunities for improvements to the retail, housing, employment or entertainment offerings within the city limits, it is necessary to maintain economic balance for the continue prosperity of the city. Lastly the City Plan desires to facilitate the redevelopment and provisions of specific land uses, configurations, which are recommended for the continued development and economic health, well being and stability of the neighborhoods of the city.

In addition to the existing office parks nearby that are occupied by defense contractors such as Lockheed Martin and Boeing, more than 1.5 million square feet of commercial space was approved recently by Anne Arundel County for construction and 3.9 million square feet of development is awaiting county approval. Plans call for turning Route 175, the two-lane road that runs by the post, into a multi-lane divided highway. Maryland transportation officials have even talked about extending the Metro from Greenbelt to Baltimore-Washington International Airport. That service expansion, which would be designed to improve the link between Baltimore and Washington, would have a stop at Fort Meade. The bottom line, regional leaders and economists say, is that Fort Meade's expansion is helping to create not just one of the fastest-growing areas in the Baltimore-Washington corridor but also a national military hub.

Work is underway on the Fort Meade's ambitious housing development project. Already this year, Picerne, the private development company that the Army has hired to oversee the project, has built 419 homes. Over the course of the project, the company plans to build five new neighborhoods on the post, each with 500 to 700 homes. The company has a 50-year agreement with the Army to manage and lease the properties. Outside the post, more residential development is on the way. About 4,000 housing units have been approved around the post and 1,100 are still being reviewed, according to the county.

The other major development impacting the subject's market area is Konterra Town Center East. On February 12, 2009, the Prince George's County Planning Board unanimously approved the detailed site plan for this former sand and gravel pit in Laurel. The detailed site plan approved the first phase of Konterra Town Center East, which will be a "downtown core area" consisting of about 1.4 million square feet of retail space, 800,000 square feet of office, 2,100 residential units and up to 300 hotel rooms. The first phase will be within a 132-acre site east of I-95, between Van Dusen Road to the north and the future Inter-County Connector to the south.

ACCESS

Primary access to the subject neighborhood is provided by the Baltimore Washington Parkway, Route 197 (Laurel Bowie Road), Interstate 95 and Route 1 (Baltimore-Washington Boulevard). Interstate 95, the Baltimore Washington Parkway and Route 1 are north-south thoroughfares which extend from Washington, DC and points south to Baltimore, Maryland and points north. Route 197 is the primary north-south thoroughfare in the subject neighborhood which intersects with the Baltimore Washington Parkway, Route 198 and Route 50.

The Inter-County Connector (ICC), currently under construction, will link existing and proposed development areas between the I-270/I-370 and I-95/US 1 corridors within central and eastern Montgomery County and northwestern Prince George's County with a state-of-the-art, multi-modal east-west highway that limits access and accommodates the movement of passengers and goods. The ICC will be Maryland's first all-electronic, variably priced toll facility. Construction on the first phase began in 2007. Several phases have been deferred or are currently in review. Upon completion of the ICC, access to the neighborhood is expected to improve.

The subject is within 10-miles from Baltimore Washington International (BWI) Airport, the second fastest growing major airport in the United States. Annually, BWI handles over 17 million passengers and 40 percent of the region's air cargo. Cargo facilities include 300,000 square feet of warehouse, a 16-acre ramp capable of handling any aircraft and five-minute access to I-95 and the Baltimore Beltway. In addition, Dulles International and Washington National Airports are within an hour's drive via the area's expressway network.

DEMOGRAPHICS

Selected neighborhood demographics in a one-, three-, and five-mile radius from the subject are shown in the following table:

SELECTED NEIGHBORHOOD DEMOGRAPHICS

Columbus Street & Route 1 Laurel, MD	1 Mile Radius	3 Mile Radius	5 Mile Radius
Population			
2015 Population	11,340	82,777	140,879
2010 Population	11,112	80,279	137,734
2000 Population	10,503	72,909	127,615
1990 Population	9,434	59,370	107,305
Annual Growth 2010 - 2015	0.41%	0.61%	0.45%
Annual Growth 2000 - 2010	0.57%	0.97%	0.77%
Annual Growth 1990 - 2000	1.08%	2.08%	1.75%
Households			
2015 Households	4,844	33,659	52,579
2010 Households	4,763	32,636	51,273
2000 Households	4,522	29,542	47,102
1990 Households	4,062	24,011	38,896
Annual Growth 2010 - 2015	0.34%	0.62%	0.50%
Annual Growth 2000 - 2010	0.52%	1.00%	0.85%
Annual Growth 1990 - 2000	1.08%	2.09%	1.93%
Income			
2010 Median HH Inc	$55,018	$70,885	$78,221
2010 Estimated Average Household Income	$68,691	$85,216	$94,159
2010 Estimated Per Capita Income	$29,526	$34,712	$36,102
Age 25+ College Graduates - 2000	1,869	16,709	31,904
Age 25+ Percent College Graduates - 2010	21.6%	27.8%	31.2%

Source: CBRE

CONCLUSION

As shown above, the population within the subject neighborhood has shown modest growth over the past five years. The neighborhood currently has a middle income demographic profile. The neighborhood currently has a strong income demographic profile with a 2010 median household income of $78,221 within a five-mile radius. The outlook for the neighborhood is for continued albeit modest growth over the next five years. As a result, the demand for existing developments is expected to be good. Generally, the neighborhood is expected to improve in the foreseeable future.


DRAFT

MULTI-FAMILY MARKET ANALYSIS

APARTMENT MARKET TRENDS

An overview of local market conditions is a necessary aspect of the appraisal process. The market analysis forms a basis for assessing market area boundaries, supply and demand factors, and indications of financial feasibility. In this section, CB Richard Ellis discusses the status of local market conditions. The following regional apartment market analysis considers the various delineated submarkets and the subject's specific micro market. Data utilized in this analysis was obtained from the following sources:

- Delta Associates Inc.'s Mid-Atlantic Region Class A & B Rental Apartment Market Reports: Year End 2010;
- PricewaterhouseCoopers Fourth Quarter 2010 Investor Survey (f/k/a Korpacz Investor Survey);
- Real Capital Analytics Apartment December 2010 Month in Review;
- REIS Apartment First Glance Fourth Quarter 2010 Report;
- Interviews with property managers and knowledgeable market participants; and
- Data contained in our files specific to apartment projects in the Metropolitan Washington, DC area.

INVESTMENT TRENDS

The following trends are evident in the National and the Washington DC economy:

- The Washington DC MSA added 43,700 new payroll jobs during the 12 months ending October 2010. This represents a 1.5% increase, compared to the national increase of 0.7% over the same time-period.

- According to U.S. Bureau of Labor and Statistics data, the unemployment rate in the Washington DC area, which reached a height of 7.0% in January 2010, has declined to 6.0% as of November 2010. This rate is slightly elevated with regard to historical rates for the metro area, but remains the lowest in the nation among major markets.

- According to the US Commerce Department's the Bureau of Economic Analysis, GDP increased 2.6% (annualized rate) during Third Quarter 2010, after rising 3.7% during the First Quarter of 2010 and 1.7% during the Second Quarter of 2010. Delta Associates predicts 2010 GDP growth at 2.8% with 2011 growth at 3.0% to 3.5%.

- According to Delta Reports, inflation increased 1.2% during the 12 months ending October 2010.

- According to Delta Reports, housing prices have increased 3.8% in the Washington Area during the 12 months ending in September 2010. This compares to a 3.2% national decline over the same time period.

- Apartment rental rates in the Washington Area are showing spikes in select submarkets. Overall, rental rates increased 8.2% in 2010 with Class A properties increasing 7.8% and Class B properties posting a 9.0% increase. The effective rent increases were driven, in-part, from reductions in concessions. According to Delta Associates, 64% of the increases in Class A rents were from face rate adjustment, with the balance from concession reduction.

- Data from Delta Associates and REIS show sharp declines in vacancy. REIS reports national vacancy declining from 7.1% to 6.6% from Third to Fourth Quarter 2010, while Delta Associates shows the stabilized vacancy rate for the Washington DC area is 3.4%, down from 4.3% a year ago.

- Data from Delta Associates and REIS also show increases in net absorption. REIS reports 2010 absorption at 227,011 units, a dramatic reversal from 2009, when approximately 1,650 units were vacated due to the impact of the recession on renters. Delta Associates shows the annual absorption for the Washington DC area at 12,529 units (including Class A and B product). Delta Associates predicts future absorption will retreat to the region's long-term average, as demand is generated from job growth through economic recovery, rather than a combination of job growth and structural shift away from ownership, as it had been in 2009 and 2010.

- Per Real Capital Analytics, sales of significant multifamily product nationwide totaled $24.3 billion through November 2010, nearly double the volume from 2009 over the same time period. Sixty-one sales have transpired in the Washington, DC area through November 2010 representing nearly $3.0 billion in volume, compared with 27 transactions and $0.9 billion in volume over the same time period in 2009.

- According to Real Capital Analytics and PricewaterhouseCoopers, overall capitalization rates (OARs) continue to decline. Overall capitalization rate declines can be illustrated in the Washington DC Metro area by the recent re-sale of The Point at Fairfax (f/k/a Post Forest). According to CBRE data, the 364-unit garden apartment property sold in July 2009 for $57.5 million, exhibiting an OAR of 7.28%. The property sold again in September 2010 for $70.1 million, exhibiting an OAR of 5.9%.

- According to the 4Q 2010 PricewaterhouseCoopers Investor Survey, the recent upturn in apartment sector fundamentals, coupled with more favorable debt markets, has stimulated investor interest. A growing confidence in job security by renters and a lack of new additions to supply have translated into positive net absorption for the national apartment market.

- Delta Associates reports that, after ballooning to 36,951 units in December 2007, the development pipeline began its cyclical decline, continuing downward to 16,606 units as of

Year End 2009. As market fundamentals and development prospects improved through Fourth Quarter 2010, the pipeline increased to 23,319 units. According to Delta Associates, the market is well into a cyclical increase in the development pipeline, a trend that will continue through 2011.

REGIONAL APARTMENT MARKET DYNAMICS

The Year End 2010 market statistics for the Washington, DC region and its three major submarkets (Northern Virginia, Suburban Maryland and Washington DC) are summarized in the following chart:

WASHINGTON METRO APARTMENT MARKET STATISTICS
INVESTMENT GRADE CLASS A AND B APARTMENTS

	Northern Virginia	Suburban Maryland	The District	Washington Metro Area
Total Units Surveyed (1)	88,256	58,333	14,000	160,589
Vacancy Rate at Year End 2010	3.2%	3.8%	3.2%	3.4%
Vacancy Rate at Year End 2009	4.2%	4.6%	3.4%	4.3%

(1) Based on sample size of 158,876 units believed to be 85% or more of the Class A inventory and 35% of the most competitive Class B inventory.

Source: Delta Associates, Year End 2010

The Washington, DC multi-family market continues to be one of the strongest markets in the nation. Vacancy rates have declined over the past 12 months, as indicated above. Vacancy rates range from 3.2% in Northern Virginia and the District of Columbia to 3.8% in Suburban Maryland for an overall average of 3.4% for the metropolitan area.

Northern Virginia

The average vacancy rate in Northern Virginia (Class A and Class B) was 3.2% at Year End 2010. Class A product reported a 4.8% vacancy for mid and high-rise property and a 4.4% vacancy rate for garden property. Class B product reported a 1.8% vacancy rate for mid and high-rise property and a 1.5% vacancy rate for garden property.

Effective rental rates for Year End 2010 Class A property was $2,174 per month for mid and high-rise property and $1,500 per month for garden property. The Class B product experienced an effective rental rate of $1,736 per month for mid and high-rise property and $1,415 per month for garden property.

Suburban Maryland

The average vacancy rate for Suburban Maryland was 3.8% at Year End 2010. Class A product reported a 4.6% vacancy for mid and high-rise property and a 4.9% vacancy rate for garden property. Class B product reported a 2.1% vacancy rate for mid and high-rise property and a 2.4% vacancy rate for garden property.

Effective rental rates for Year End 2010 Class A property was $2,100 per month for mid and high-rise property and $1,501 per month for garden property. The Class B product experienced a rental rate of $1,722 per month for mid and high-rise property and $1,254 per month for garden property.

District of Columbia

The average vacancy rate for the District was 3.2% as of Year End 2010. Class A mid and high-rise product reported a 3.8% vacancy rate and Class B mid and high-rise product reported a 2.1% vacancy rate.

Effective rental rates for Year End 2010 Class A property was $2,454 per month for mid and high-rise property and $1,808 per month for Class B mid and high-rise product. The average rental rate for the District was $2,238 per unit.

Projected Vacancy

A summary of the Delta projected vacancy rate estimates is illustrated in the following table.

PROJECTED YEAR END 2013 VACANCY RATES
WASHINGTON METRO AREA CLASS A APARTMENT MARKET
AS OF YEAR END 2010

	Northern Virginia	Suburban Maryland	The District	Washington Metro Area
Inventory (Units)				
Stabilized Inventory at 12/10	47,800	33,308	8,464	89,572
Pipeline through 12/13 (1)	10,792	7,112	5,976	23,880
Inventory at 12/13	58,592	40,420	14,440	113,452
Supply vs. Demand (Units)				
Vacant Units at 12/10 (2)	2,151	1,599	322	4,072
New Supply Through 12/13	10,792	7,112	5,976	23,880
Available Units Through 12/13	12,943	8,711	6,298	27,952
Underlying Demand Through 12/13 (3)	8,640	5,400	3,960	18,000
Vacant Units at 12/13	4,303	3,310	2,338	9,951
Vacancy Rate Year End 2010				
Stabilized Vacancy at 12/10	4.5%	4.8%	3.8%	4.5%
Overall Vacancy at 12/10 (4)	6.7%	7.9%	9.9%	7.4%
Projected Vacancy Rate Year End 2013				
Overall Vacancy at 12/13 (4)(5)	7.3%	8.2%	16.2%	8.8%
Stabilized Vacancy at 12/13	3.9%	4.2%	5.0%	4.1%

(1) Available units in apartment buildings currently under construction plus those planned with a high probability of delivering by December 2013 totals 38,212 units. We assume 49% of these will materialize, making a 36-month pipeline of 23,880 units

(2) In stabilized projects only.

(3) Projected annual underlying demand: Northern Virginia -- approximately 2,880 units; Suburban Maryland - 1,800 units; The District - 1,320 units. Underlying demand projections are driven by job growth and other factors.

(4) Includes vacant units in projects still in initial lease-up.

(5) Assumes an attrition rate averaging 51% for planned units in the 36-month pipeline in Northern Virginia, Suburban Maryland and the District.

Source: Delta Associates, Year End 2010

Rental Rate Growth

Rent growth for the DC metro area ranged from -0.6 percent to 4.2% with a mean of 2.5% per year from 2003 to 2009. These rent growth statistics are illustrated in the following chart:

WASHINGTON DC METRO MARKET TRENDS: FORECAST

	Year	Total Employment (Jobs x 1000)	Population (x 1000)	Personal Income ($ billions)	Stock (Units)	Completions (Units)	Net Absorption (Units)	Vacancy Rate (Avg %)	Same-Store Rent Index (Avg $/Unit)	Rent Inflation (Avg %)
	2003	2,801.9	5,121.5	273	487,717	4,897	2,569	4.40	1,152.6	1.0
	2004	2,888.0	5,197.6	286	492,146	4,429	8,778	3.90	1,187.2	3.0
	2005	2,936.5	5,249.3	295	498,161	6,015	8,102	3.30	1,237.5	4.2
	2006	2,976.1	5,285.9	308	506,281	8,120	6,398	3.10	1,288.6	4.1
	2007	3,000.1	5,343.2	311	514,712	8,431	11,333	3.90	1,322.9	2.7
	2008	2,989.9	5,421.4	314	521,327	6,615	-3,723	4.50	1,367.6	3.4
	2009	2,932.1	5,511.3	313	526,411	5,084	5,496	5.40	1,358.8	-0.6
Forecast	2010	2,962.8	5,583.6	319	528,451	2,040	5,374	4.10	1,405.2	2.0
	2011	3,043.8	5,652.0	330	530,867	2,416	3,440	4.10	1,430.1	1.8
	2012	3,134.5	5,717.2	344	535,802	4,935	6,027	3.80	1,487.2	4.0
	2013	3,209.9	5,781.4	356	541,994	6,192	6,597	3.70	1,557.6	4.7
	2014	3,268.4	5,845.6	367	548,169	6,175	6,407	3.60	1,625.0	4.3
	2015	3,312.3	5,909.6	377	554,180	6,012	5,667	3.60	1,691.2	4.1

Source: CBRE-EA Baseline Winter 2010 Outlook data as of 3Q-2010

Forecasted growth rates, based on the most recent market forecast performed by CBRE Econometric Advisors, indicates rent growth from 2010 to 2015 will range from 1.8% to 4.7% per year with a mean of 3.5% per year.

Rent growth, per Delta Reports, for the past year was 8.2% for the DC Metro Area. Annual rental rate growth among the Class A & B product was positive in all regions as summarized below:

RENTAL RATE GROWTH FOR CLASS A AND B APARTMENTS
WASHINGTON DC METRO AREA
YEAR END 2010

Market Indicator	Northern Virginia	Suburban Maryland	The District	Washington Metro Area
Number of Units Surveyed	88,256	58,333	14,000	160,589
Rent Levels (Average for all Unit Sizes)				
Effecitve Rents (12/10)	$1,638	$1,509	$2,238	$1,643
Effecitve Rents (12/09)	$1,484	$1,410	$2,045	$1,505
Change in the Rental Rate *	9.90%	6.10%	6.60%	8.20%

* Excludes projects that were not marketing at date of previous survey
Source: Delta Associates, Year End 2010

Overall, average effective rental rates increased by 9.9% in Northern Virginia, 6.1% in Suburban Maryland and 6.6% in the District. Much of the rental rate growth shown above has occurred in recent months as apartment fundamentals have improved significantly. Prior to this recent growth, landlords were offering substantial concessions and holding rental rates relatively flat. General expectations are for continued growth in the Washington Metro Area.

SUBURBAN MARYLAND CLASS A APARTMENT MARKET

The Suburban Maryland segment of the metro area posted an overall vacancy rate of 3.8% for Class A and B product as of Year End 2010, which is slightly above the overall region. The Class A garden apartment market vacancy was 4.9% for stabilized inventory. The closer-in Suburban Maryland submarkets exhibited a vacancy rate of 5.2%, while the outer submarkets exhibited a vacancy rate of 4.6%. Suburban Maryland Class A garden apartment statistics are outlined in the following table.

CLASS A GARDEN APARTMENT SUMMARY - CLOSER IN SUBMARKETS
SUBURBAN MARYLAND - YEAR END 2010

Market Indicator	Rockville/ North Bethesda	Gaithersburg	Germantown	Burtonsville	North Prince George's County	South Prince George's County	Subtotal Closer-in Submarkets	Subtotal Outer Submarkets	Overall Total/ Weighted Average
Number of Units Surveyed	3,346	2,499	1,856	1,627	3,176	2,327	**14,831**	**13,522**	**28,353**
Rent Levels (Average of All Unit Sizes)									
Face Rents @ 12/10	$1,828	$1,574	$1,446	$1,359	$1,637	$1,611	**$1,611**	**$1,466**	**$1,542**
Concessions as a % of Face Rents	1.2%	1.4%	2.7%	1.2%	4.7%	3.3%	**2.5%**	**2.8%**	**2.7%**
Effective Rents @ 12/10	$1,806	$1,552	$1,406	$1,343	$1,560	$1,557	**$1,571**	**$1,424**	**$1,501**
Effective Rents per SF @ 12/10	$1.75	$1.53	$1.38	$1.52	$1.58	$1.56	**$1.58**	**$1.42**	**$1.50**
Per Annum Effective Rent Increase to December 2010									
Since December 2009	9.0%	12.6%	2.5%	9.7%	5.1%	7.3%	**7.7%**	**7.1%**	**7.4%**
Stabilized Vacancy Rate Since December 2010	5.5%	3.5%	4.7%	5.9%	5.4%	6.1%	**5.2%**	**4.6%**	**4.9%**
Stabilized Vacancy Rate Since December 2009	4.5%	2.8%	3.1%	1.9%	2.7%	3.6%	**3.2%**	**2.8%**	**3.0%**
Absorption Trends Monthly absorption pace per project for most recently delivered market-rate projects	12 (2009)	15 (2005)	18 (2009)	20 (1992)	17 (2009)	16 (2008)	--	--	---

Note Rents include/assume landlord-paid utilities

Source: Delta Associates, Year End 2010

Within Suburban Maryland's closer-in submarkets, the Rockville/North Bethesda submarket reported the highest effective rental rates at $1,806 per month, while Burtonsville reported the lowest effective rental rates at $1,343 per month. Generally, rental rates in Suburban Maryland's closer-in submarkets increased 7.7% over the past twelve months for Class A garden apartment product. Gaithersburg experienced the highest growth rate at 12.6%, while the Germantown submarket experienced the lowest rent growth at 2.5%.

New Construction

The following chart shows under construction and/or marketing projects in Suburban Maryland according to Delta Associates.

UNDER CONSTRUCTION AND/OR MARKETING - SUBURBAN MARYLAND

Project Name	Project Type	Location	Sponsor(s)	# of Mkt Rate Units	# of Units Absorbed	# of Available Units	Date Pre-Lsg Begins	Inital Occup. Date	Date Constr Complete
Anne Arundel County									
Town Center at Arundel Preserve	Garden/Mixed Use	Hanover	Southern Management	242	0	242	6/2011	7/2011	8/2011
Calvert, Charles, St. Mary's Counties									
Westchester at the Pavilions	Garden	Waldorf	Archstone	491	446	45	12/2008	1/2009	10/2009
Gleneagles Apartments - Phase I	Garden	Waldorf	Federal Capital Partners	184	162	22	1/2010	1/2010	3/2010
Gleneagles Apartments - Phase II	Garden	Waldorf	Federal Capital Partners	120	0	120	3Q 2011	3Q 2011	4Q 2011
Howard County									
Monarch Mills	Garden	Columbia	Shelter Development	153	0	153	5/2011	1Q 2011	4/2011
Mission Place	Garden w/ SP	Jessup	Dolben Companies	201	8	193	10/2010	11/2010	6/2011
Enclave at Emerson	Garden & TH	Laurel	Mum Development	164	0	164	12/2010	3/2011	10/2011
Montgomery County									
Highland Square (f/k/a West Deer Park)	Garden w/SP	Gaithersburg	Fairfield Residential	276	38	238	8/2010	8/2010	2/2011
Meridian at Grosvenor	High-Rise	North Bethesda	Potomac Investment Properties	278	259	19	8/2009	9/2009	12/2009
North Bethesda Market	High-Rise/Mixed-Use	North Bethesda	JBG	336	14	322	8/2010	11/2010	12/2010
The Alaire	Mid-Rise	Rockville	JBG	237	149	88	3/2010	3/2010	3Q 2010
The Cameron	High-Rise	Silver Spring	Fairfield Residential	284	230	54	11/2009	12/2009	2/2010
1200 East-West	High-Rise	Silver Spring	Home Properties	216	186	30	4/2010	5/2010	6/2010
The Galaxy - Phase I	Mid-Rise	Silver Spring	RST Development	113	0	113	11/2011	TBD	3/2012
1150 Ripley Street	High-Rise	Silver Spring	Washington Property Comnpany	243	0	243	1Q 2012	2Q 2012	2Q 2012
Prince George's County									
Post Park	Garden w/SP	Hyattsville	Post Properties	397	318	79	5/2009	5/2009	2/2010
Camden Summerfield - Phase II	Garden w/SP	Landover	Camden	187	0	187	4Q 2011	1Q 2012	3Q 2012
Total/Average				**4,122**	**1,810**	**2,312**			

Source: Delta Associates Year End 2010; Compiled by: CBRE

There are currently five properties under construction and/or marketing in Howard and Prince George's County. The nearest property currently under construction is the Enclave at Emerson. The 164-unit garden project broke ground in July 2010 and is scheduled for delivery in October 2011. The project is located approximately five miles north of the subject.

Planned Properties

The following chart shows planned apartment projects likely to deliver over the next 36 months in Suburban Maryland according to Delta Associates.

PLANNED APARTMENT PROJECTS LIKELY TO DELIVER OVER THE NEXT 36 MONTHS - SUBURBAN MARYLAND

Project Name	Project Type	Location	# of Mkt Rate Units	Proper Zoning?	Initial Approvals?	Site Plan Approved	Bldg Pmts Issued?	Est. Constr. Start Date
Anne Arundel County								
Village at Waugh Chapel	Garden	Crofton	298	Yes	Yes	Yes	No	7/2011
Preston Commons	Garden w/ SP	Hanover	561	Yes	Yes	No	No	4Q 2011
Village at Odenton Station	Garden w/ SP	Odenton	235	Yes	Yes	Yes	No	1Q 2011
Nevamar Redevelopment	Garden	Odenton	373	Yes	Yes	Yes	No	2Q 2011
Haven at Odenton Gateway	Garden	Odenton	252	Yes	Yes	Yes	No	7/2011
Frederick County								
Walnut Park	Garden	Frederick	204	Yes	Yes	Yes	No	3Q 2011
Canterbury Station	Garden	Frederick	160	Yes	Yes	Yes	No	2Q 2012
Howard County								
Savage Towne Centre	Mid-Rise	Annapolis Junction	354	Yes	Yes	Yes	No	2011
Montgomery County								
The Monty	High-Rise	Bethesda	170	Yes	Yes	Yes	Yes	1/2011
Woodmont Central-Phase I	High-Rise	Bethesda	210	Yes	Yes	No	No	4Q 2011
Elms at Clarksburg Village	Garden	Clarksburg	288	Yes	Yes	Yes	No	9/2011
Residences at Hidden Creek	Garden w/SP	Gaithersburg	255	Yes	Yes	Yes	Yes	1Q 2011
Jefferson at Orchard Pond - Phase I	Garden w/SP	Gaithersburg	358	Yes	No	No	No	2012
Suites 355	Garden w/SP	Gaithersburg Olde Towne	227	Yes	Yes	Yes	No	4/2011
The Y Site	Mid-Rise	Gaithersburg Olde Towne	200	Yes	No	No	No	2012
Westchester Olde Towne	Garden w/SP	Gaithersburg Olde Towne	389	Yes	Yes	Yes	Yes	1/2011
Residences at Olde Towne	Garden w/SP	Gaithersburg Olde Towne	162	Yes	Yes	Yes	No	6/2012
North Bethesda Center - Phase II	High-Rise	North Bethesda	279	Yes	Yes	Yes	No	4Q 2011
Gables Upper Rock - Phase I	Garden w/SP	North Rockville	240	Yes	Yes	Yes	No	1Q 2011
Residences at Shady Grove Station	Mid-Rise & TH	North Rockville	117	Yes	Yes	Yes	No	4/2011
Twinbrook - Phase IB	High-Rise	Rockville	225	Yes	Yes	Yes	No	4Q 2011
Avalon at Twinbrook	Mid-Rise	Rockville	240	Yes	No	No	No	3Q 2012
The Ellsworth	Mid-Rise	Silver Spring	191	Yes	Yes	Yes	No	4/2011
TBA Ripley Street	High-Rise	Silver Spring	331	Yes	Yes	Yes	No	6/2011
Silver Spring Park	Mid-Rise	Silver Spring	46	Yes	Yes	Yes	No	2Q 2011
8021 Georgia Avenue	High-Rise	Silver Spring	183	Yes	Yes	Yes	No	2Q 2011
Safeway Site	High-Rise	Wheaton	425	Yes	Yes	Yes	No	4/2011
Prince George's County								
Camp Springs - Phase I	Garden w/SP	Branch Ave. Metro	420	Yes	Yes	Yes	No	2011
Domain at College Park	Mid-Rise	College Park	258	Yes	Yes	No	No	3Q 2011
Belcrest Plaza - Phase I & II	High-Rise	Hyattsville	630	Yes	Yes	Yes	No	4Q 2011
Avondale Overlook II	Garden w/SP	Hyattsville	242	Yes	Yes	No	No	NA
Hawthorne Place - Phase I	High-Rise	Laurel	306	Yes	Yes	Yes	No	1Q 2011
Brick Yard Station - Phase I	Garden w/SP	Laurel	420	Yes	Yes	Yes	No	2Q 2011
National Harbor Site	Mid-Rise	National Harbor	350	Yes	Yes	No	No	4Q 2011
Total/Average			9,599					

Source: Delta Associates Year End 2010; Compiled by: CBRE

There are two proposed projects in Laurel that are likely to deliver over the next 36 months.

- Hawthorne Place is a 10.95-acre development site approved for up to 1,006 apartments, 21,000 square-feet of retail and 118,000 square-feet of office development. Hawthorne Place (Phase I) is ready for construction in early 2011. This phase consists of 306 residential units and 5,000 square feet of retail space and could begin leasing in 2012. Phase I is fully entitled and awaiting building permit approval and Phase II has received conceptual plan approval. The site is located less than two miles north of the subject.

- Brick Yard Station is a 125-acre sustainable mixed-use project featuring 51 single family homes and 354 town homes by Ryland Homes, 50,000 square feet of commercial space and two phases of multifamily construction totaling 860 units surrounding the Muirkirk MARC station. Phase I of the project, totaling 420 units, is scheduled for ground-break in 2011. The project is located approximately one mile south of the subject.

INVESTMENT TRENDS

According to data from Real Capital Analytics, national deal volume has totaled approximately $24.3 billion through November 2010, up 93% from the same period in 2009. An additional $4.3 billion of apartment properties were under contract or closed through mid-December. Through November 2010, out-standing distressed properties—including troubled assets and REO assets, have measured a net increase of $3.1 billion, now standing at $37.8 billion. New additions to distress, however, have declined in 2010 with workout activity outpacing new additions to troubled assets.

Capitalization rates trended upward significantly between the end of 2007 and the end of 2009 due to declining market conditions and an ongoing deterioration of the credit markets. They steadily climbed from their lowest levels of early 2008 and climbed steeply between late 2008 and mid 2009. They began to stabilize in late 2009 and have since compressed in 2010. This is further supported by the graph below, which plots the average overall capitalization rates, residual capitalization rates and discount rates (IRR) reported by the PricewaterhouseCoopers Real Estate Investor Survey over the past several years.


National Apartment Rate Comparison
11.5%
11.0%
10.5%
10.0%
9.5%
9.0%
8.5%
8.0%
7.5%
7.0%
6.5%
6.0%
5.5%
5.0%
2Q 2003
4Q 2003
2Q 2004
4Q 2004
2Q 2005
4Q 2005
2Q 2006
4Q 2006
2Q 2007
4Q 2007
2Q 2008
4Q 2008
2Q 2009
4Q 2009
2Q 2010
4Q 2010
IRR
OAR
Residual
Source: Pricewaterhouse Coopers Real Estate Investor Survey; Compiled by CBRE

Based on this data, average apartment OARs hit a low of 5.75% during 4Q 2007 and again in 2Q 2008. OARs increased 224 bps to 8.03% by 4Q 2009, and then declined to 6.51% as of 4Q 2010.

Residual capitalization rates and IRRs have followed a similar pattern, although the spread between OARs and residual rates has closed somewhat. Although discount rates (IRR) have declined from 10.18% to 8.91% (127 bps) from 1Q 2010 to 4Q 2010, they are still 76 bps higher than their 7-year low at 8.15% in 1Q 2008. Residual rates at the beginning of 2008 were 6.56%. Residual rates increased 163 bps to 8.19% from 1Q 2008 to the 4Q 2009, then declined to 7.03% by 4Q 2010. The spread between going-in and residual rates had dropped from 94 bps in 2Q 2008 to 16 bps as of 2Q 2010. This spread has widened as of 4Q 2010 to 52 bps.

The PricewaterhouseCoopers Real Estate Investor Survey began incorporating Regional Apartment Market-specific results in their 4Q 2009 report. The Mid-Atlantic Region includes Delaware, Maryland, Washington DC, Virginia, North Carolina, and South Carolina. This data for the past four quarters is summarized as follows:

MID-ATLANTIC REGIONAL APARTMENT MARKET

	4Q 2010	3Q 2010	2Q 2010	1Q 2010	4Q 2009
Discount Rate (IRR)					
Range	6.0% - 14.0%	7.5% - 14.0%	7.5% - 14.0%	7.5% - 14.0%	7.5% - 14.0%
Average	10.04%	10.33%	10.50%	10.50%	10.67%
Change (bps)	-29	-17	0	-17	
Overall Cap Rate (OAR)					
Range	4.5% - 9.0%	4.5% - 10.0%	4.5% - 10.0%	5.0% - 10.0%	5.75% - 10.0%
Average	6.65%	7.15%	7.40%	7.63%	8.13%
Change (bps)	-50	-25	-23	-50	
Residual Cap Rate					
Range	5.0% - 9.75%	5.0% - 9.75%	5.0% - 9.75%	5.0% - 9.75%	5.75% - 10.0%
Average	7.19%	7.52%	7.69%	7.83%	8.33%
Change (bps)	-33	-17	-14	-50	
Expense Change Rate					
Range	1.0% - 3.0%	1.0% - 3.0%	1.0% - 3.0%	1.0% - 3.0%	1.0% - 3.0%
Average	2.58%	2.58%	2.58%	2.67%	2.75%
Change (bps)	0	0	-9	-8	
Average Marketing Time (Months)					
Range	1.0 - 18.0	1.0 - 18.0	1.0 - 18.0	3.0 - 18.0	3.0 - 18.0
Average	6.58	7.08	7.17	7.50	9.75

Source: PWC Real Estate Investor Survey; Compiled by: CBRE

This data suggests the Mid-Atlantic Apartment market improved in the Fourth Quarter of 2010. Overall rates dropped 50 bps to 6.65% in the quarter, while discount rates declined 29 bps and residual rates exhibited a 33 bp decline.

Interest Rates

Market participants note that multi-family mortgage rates and overall capitalization rates in the subject's asset class are influenced by 10-year treasury yields. The following charts show the historical relationship between overall capitalization rates, 10-year multi-family mortgage rates and treasury yields.

In 2010, the supply of capital available for multifamily loans has increased relative to the prior 12 months led by historically low Treasury rates. Most lenders, including FNMA and FHLC, price their fixed rate loans based on a spread over the Treasury rate or yield. The spread represents the risk premium that a lender will want for making the loan instead of buying Treasury bonds. The following chart yields for 10-year treasury notes in 2010.

HISTORICAL 10-YEAR TREASURY YIELDS

Date	10-Year Yield
Jan-10	3.63%
Feb-10	3.61%
Mar-10	3.84%
Apr-10	3.69%
May-10	3.31%
Jun-10	2.97%
Jul-10	2.94%
Aug-10	2.47%
Sep-10	2.53%
Oct-10	2.63%
Nov-10	2.81%
Dec-10	3.30%
1/21/2011	3.44%

Source: US Treasury Dept.

As can be seen by the chart, treasury yields have increased approximately 83 basis points from August to December 2010 with further increases through January 2011. Recent increases in interest rates may result in future upward pressure on overall capitalization rates.

CLASS A GARDEN APARTMENT SUMMARY - OUTER SUBMARKETS
SUBURBAN MARYLAND - YEAR END 2010

Market Indicator	Frederick	Howard/ Columbia	N. Anne Arundel	Annapolis	Charles County	St. Mary's County	Subtotal Outer Submarkets	Subtotal Closer-in Submarkets	Overall Total/ Weighted Average
Number of Units Surveyed	2,246	3,035	4,118	1,724	1,247	1,152	13,522	14,831	28,353
Rent Levels (Average of All Unit Sizes)									
Face Rents @ 12/10	$1,198	$1,562	$1,526	$1,587	$1,610	$1,186	$1,466	$1,611	$1,542
Concessions as a % of Face Rents	2.0%	2.4%	1.9%	4.6%	7.0%	0.2%	2.8%	2.5%	2.7%
Effective Rents @ 12/10	$1,174	$1,524	$1,496	$1,514	$1,498	$1,184	$1,424	$1,571	$1,501
Effective Rents per SF @ 12/10	$1.18	$1.48	$1.48	$1.65	$1.38	$1.19	$1.42	$1.58	$1.50
Per Annum Effective Rent Increase to December 2010									
Since December 2009	8.6%	5.9%	7.2%	4.1%	7.7%	10.5%	7.1%	7.7%	7.4%
Stabilized Vacancy Rate Since December 2010	4.9%	4.2%	5.7%	3.3%	3.5%	3.6%	4.6%	5.2%	4.9%
Stabilized Vacancy Rate Since December 2009	3.2%	2.7%	3.1%	3.0%	2.1%	1.7%	2.8%	3.2%	3.0%
Absorption Trends Monthly absorption pace per project for most recently delivered market-rate projects	21 (2006)	10 (2010)	20 (2010)	10 (2009)	19 (2008)	15 (2008)	--	--	---

Note Rents include/assume landlord-paid utilities

Source: Delta Associates, Year End 2010

Within Suburban Maryland's outer submarkets, the Howard/Columbia submarket reported the highest effective rental rates at $1,524 per month, while Frederick reported the lowest effective rental rates at $1,174 per month. Generally, rental rates in Suburban Maryland's outer submarkets increased 7.1% over the past twelve months for Class A garden apartment product. Saint Mary's County experienced the highest growth rate at 10.5%, while Annapolis experienced the lowest rent growth at 4.1%.

SUBJECT'S MICRO MARKET

The subject property is located in the Columbia/Howard County micro market. As of the Fourth Quarter 2010, the submarket experienced a vacancy rate of 4.0%. Key market statistics are illustrated as follows:

OCCUPANCY CONCLUSIONS	
Washington DC Metro Area (Class A & B)	97%
Suburban Maryland (Class A Garden)	95%
North Prince George's Submarket (Class A Garden)	95%
Howard / Columbia Submarket (Class A Garden)	96%
Average Stabilized Occupancy	96%
Compiled by CBRE	

Vacancy levels are expected to operate at stable levels consistent the overall market and rent growth is expected to be positive.

SUBMARKET CONCLUSIONS

The subject property is located in a market that is exhibiting stable vacancy rates of approximately 4.0%, which is just slight better than the overall Suburban Maryland average of 5.0%. The area apartment market and the local submarket are exhibiting strong occupancy levels, upward trending rental rates, and moderate concessions.

Considering the increased demand for housing in the subject's submarket due to BRAC and the significant construction in the pipeline, the local market area should maintain a stabilized occupancy position. The addition of new product to the market will likely create downward pressure on occupancy and on owners' ability to obtain the effective rental increases of the past several years. However, the long-term projection for the subject submarket is for continued growth. We estimate that vacancy rates in the market would remain stable, while rental rates will rise moderately.


DRAFT

OFFICE MARKET ANALYSIS

REGIONAL OFFICE MARKET ANALYSIS

Overview

The Metropolitan Baltimore Area office market consists of 63.3 million square feet of competitive multi-tenanted office space. The region's office market is segmented into three broad submarkets: Baltimore City, Lower Suburban and Upper Suburban. The subject is located within the BWI Submarket of the Lower Suburban market. Below are statistics for the metro area as of Fourth Quarter 2010.

Fourth Quarter 2010 Baltimore Office Market Statistics

Baltimore City	Buildings Total	Inventory Total	Vacant SF Direct	Vacant Rate Direct	Vacant SF Sublet	Total Vacant SF	Vacancy Rate W / Sublet	Total Occupied SF	Full Service Rental Rate Weighted Average Class A	Full Service Rental Rate Weighted Average All Classes	Net Absorption 4th Quarter	Net Absorption 2010
CBD - Class A+	12	4,283,171	778,110	18.2%	150,363	928,473	21.7%	3,354,698		$ 27.90	2,452	(14,775)
CBD - Class A	20	4,663,290	819,677	17.6%	199,430	1,019,107	21.9%	3,644,183	$ 23.90	$ 23.90	(7,494)	(115,793)
CBD - Class B	31	3,515,356	517,391	14.7%	20,477	537,868	15.3%	2,977,488		$ 17.00	(25,586)	(42,324)
CBD Total	*63*	*12,461,817*	*2,115,178*	*17.0%*	*370,270*	*2,485,448*	*19.9%*	*9,976,369*	*$ 23.90*	*$ 23.12*	*(30,628)*	*(172,892)*
Baltimore City East	45	4,702,368	793,045	16.9%	30,343	823,388	17.5%	3,878,980	$ 31.55	$ 22.95	25,849	291,794
Baltimore City West	13	1,827,266	541,064	29.6%	15,935	556,999	30.5%	1,270,267	$ 22.45	$ 21.70	7,449	17,238
Baltimore City North	7	934,763	148,947	15.9%	1,000	149,947	16.0%	784,816	$ 21.20	$ 18.45	(10,279)	33,604
Midtown/Mt. Vernon	17	664,652	100,601	15.1%	500	101,101	15.2%	563,551	$ 21.92	$ 17.95	865	(1,190)
Baltimore City (Non-CBD) Total	*82*	*8,129,049*	*1,583,657*	*19.5%*	*47,778*	*1,631,435*	*20.1%*	*6,497,614*	*$ 24.15*	*$ 21.83*	*23,884*	*341,446*
Total	**145**	**20,590,866**	**3,698,835**	**18.0%**	**418,048**	**4,116,883**	**20.0%**	**16,473,983**	**$ 24.90**	**$ 22.66**	**(6,744)**	**168,554**

Lower Suburban	Buildings Total	Inventory Total	Vacant SF Direct	Vacant Rate Direct	Vacant SF Sublet	Total Vacant SF	Vacancy Rate W / Sublet	Total Occupied SF	Full Service Rental Rate Weighted Average Class A	Full Service Rental Rate Weighted Average All Classes	Net Absorption 4th Quarter	Net Absorption 2010
Annapolis	51	2,460,205	460,168	18.7%	17,953	478,121	19.4%	1,982,084	$ 29.50	$ 28.25	17,630	(45,962)
BWI	93	7,747,074	1,419,279	18.3%	12,602	1,431,881	18.5%	6,315,193	$ 26.67	$ 24.00	137,035	297,551
Columbia	190	11,648,003	1,834,390	15.7%	144,961	1,979,351	17.0%	9,668,652	$ 23.50	$ 22.71	(44,983)	(224,297)
Ellicott City	18	521,181	32,575	6.3%	0	32,575	6.3%	488,606	$ 21.90	$ 20.46	(1,050)	(10,131)
Route 2/3	20	846,839	96,256	11.4%	0	96,256	11.4%	750,583	$ 23.75	$ 22.17	(2,078)	12,855
Total	**372**	**23,223,302**	**3,842,668**	**16.5%**	**175,516**	**4,018,184**	**17.3%**	**19,205,118**	**$ 25.06**	**$ 23.75**	**106,554**	**30,016**

Upper Suburban	Buildings Total	Inventory Total	Vacant SF Direct	Vacant Rate Direct	Vacant SF Sublet	Total Vacant SF	Vacancy Rate W / Sublet	Total Occupied SF	Full Service Rental Rate Weighted Average Class A	Full Service Rental Rate Weighted Average All Classes	Net Absorption 4th Quarter	Net Absorption 2010
Baltimore County East	27	1,172,925	218,991	18.7%	0	218,991	18.7%	953,934	$ 22.05	$ 20.70	23,868	12,158
Reisterstown Rd Corridor	70	4,305,503	626,185	14.5%	11,724	637,909	14.8%	3,667,594	$ 22.45	$ 21.20	(119)	(49,455)
Harford County	28	1,153,135	254,663	22.1%	0	254,663	22.1%	898,472	$ 21.85	$ 20.92	6,388	109,384
Hunt Valley	53	3,989,209	435,019	10.9%	26,585	461,604	11.6%	3,527,605	$ 21.90	$ 20.55	33,740	73,999
Towson/Timonium	103	6,427,568	834,571	13.0%	13,123	847,694	13.2%	5,579,874	$ 22.13	$ 19.82	12,890	(87,392)
West Side	50	2,423,606	306,142	12.6%	702	306,844	12.7%	2,116,762	$ 19.95	$ 17.95	41,715	27,006
Total	**331**	**19,471,946**	**2,675,571**	**13.7%**	**52,134**	**2,727,705**	**14.0%**	**16,744,241**	**$ 21.92**	**$ 20.53**	**118,482**	**85,700**

Baltimore	Buildings Total	Inventory Total	Vacant SF Direct	Vacant Rate Direct	Vacant SF Sublet	Total Vacant SF	Vacancy Rate W / Sublet	Total Occupied SF	Full Service Rental Rate Weighted Average Class A	Full Service Rental Rate Weighted Average All Classes	Net Absorption 4th Quarter	Net Absorption 2010
Total	**848**	**63,286,114**	**10,217,074**	**16.1%**	**645,698**	**10,862,772**	**17.2%**	**52,423,342**	**$24.32**	**$22.25**	**218,292**	**284,270**

* % Committed indicates amount of pre-leasing activity

Vacancy Rates

As of the 4th Quarter 2010, there was over 10.2 million square feet available for direct lease in the Baltimore region, for a direct vacancy rate of 16.1% Including sublet space, a total of 10.8 million square feet is available for an overall vacancy rate of 17.2%.

The vacancy rate has increased 270 basis points since Year End 2008, from 14.5% to 17.2% as of Year End 2010. The Baltimore City's vacancy is higher than the suburban areas of the metropolitan region. Office market total vacancy statistics for the Baltimore area are shown in the following table:

BALTIMORE REGIONAL OFFICE MARKET
HISTORICAL VACANCY RATES - 4TH QUARTER 2010

Market	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Baltimore City	16.5%	10.2%	7.8%	8.4%	11.1%	18.9%	19.1%	19.8%	17.1%	13.7%	13.7%	15.2%	21.1%	20.0%
Suburban	6.8%	8.0%	7.9%	7.8%	17.8%	17.3%	15.2%	13.0%	13.9%	10.1%	12.2%	14.2%	14.0%	15.8%
Baltimore MSA	10.0%	8.7%	7.9%	8.0%	16.0%	17.9%	16.6%	15.4%	15.0%	11.3%	12.7%	14.5%	16.4%	17.2%

Source: CB Richard Ellis. Data from 1997-2000 excludes sublet space.

After reaching 17.9% at Year-End 2002, the vacancy rate generally declined to 11.3% by Year-End 2006, which marked the peak of the most recent expansion. The direct vacancy rate has begun rising again as new product is delivered to the market and as the economy has slowed. The vacancy rate began to rise in 2007. Baltimore City's vacancy rate rose significantly in 2009 due to oversupply, and declined slightly in 2010. The suburban area vacancy rate also increased in 2009 and increased again in 2010. As of year-end 2010, the vacancy in the metro area is 17.2%, the highest year-end rate since 2002.

Supply

The following tables highlight the inventory of office buildings under construction for delivery in 2010 and beyond, by submarket.

BUILDINGS UNDER CONSTRUCTION AS OF 4Q 2010

Submarket	Project	Delivery Date	RBA (SF)	Space Available	% Leased/ Sold	Developer/Owner	Lead Tenant	Avg Asking $
BWI	2288 Blue Water Blvd	3Q 2011	68,753	68,753	0%	Halle Enterprises	N/A	Negotiable
BWI	430 National Business Parkway	3Q 2011	110,000	110,000	0%	COPT	N/A	Negotiable
Columbia	8160 Maple Lawn Blvd	3Q 2011	110,000	110,000	0%	Greenbaum & Rose Assoc.	N/A	Negotiable
Columbia	9055 Sterling Dr	4Q 2011	153,500	153,500	0%	James F. Knott Realty Group	N/A	Negotiable
Harford County	Hickory Dr - Bldg 1	1Q 2011	66,000	66,000	0%	Hickory Ridge Center LLC	N/A	Negotiable
Harford County	4696 Millennium Dr	1Q 2011	125,000	62,000	50%	Manekin & Alex Brown Realty	ManTech	Negotiable
Harford County	206 Research Blvd.	2Q 2011	127,500	127,500	0%	COPT	N/A	Negotiable
Harford County	6200 Guardian Gateway	2Q 2011	75,000	75,000	0%	St. John Properties	N/A	Negotiable
Harford County	6210 Guardian Gateway	2Q 2011	75,000	32,437	43%	St. John Properties	N/A	Negotiable
Harford County	6180 Guardian Gateway	2Q 2011	29,400	29,400	0%	St. John Properties	Confidential	Negotiable
Harford County	650 McHenry Rd.	4Q 2011	95,200	95,200	0%	Merritt Properties	N/A	Negotiable
Reisterstown Rd Corr.	2650 Quarry Lake Dr	3Q 2011	24,000	7,767	68%	PF & CF Obrecht	Smith Barney	$32.50 NNN
Reisterstown Rd Corr.	11620 Red Run Blvd	2Q 2011	40,000	10,000	75%	Gill-Simpson Inc.	Gill-Simpson Inc.	Negotiable
Route 2/3	8684 Veterans Hwy	1Q 2011	29,600	14,800	50%	Anne Arundel County Profs.	Unknown Tenant	$22.00 NNN
Route 2/3	1150 Annapolis Rd	2Q2011	64,000	64,000	0%	AJ Properties	N/A	$24.00 NNN
Total			**1,192,953**	**1,026,357**	**14.0%**			

Source: CBRE 1/11

BUILDINGS UNDER CONSTRUCTION AT 4TH QUARTER 2010 BALTIMORE MSA						
					Delivery	
Submarket	**No. Bldgs.**	**NRA**	**Available SF**	**% Leased**	**2010**	**2011**
Baltimore City	0	0	0	NA	0	0
Lower Suburban						
Annapolis	0	0	0	NA	0	0
BWI	2	178,753	178,753	0%	178,753	0
Route 2/3	0	93,600	78,800	16%	93,600	0
Columbia	2	263,500	263,500	0%	263,500	0
Upper Suburban						
Harford County	7	593,100	487,537	18%	593,100	0
Reisterstown Rd Corr.	2	64,000	17,767	72%	64,000	0
Total:	13	1,192,953	1,026,357	14%	1,192,953	0

Compiled by: CB Richard Ellis, Inc., 1/11

There is over 1.1 million square feet of office space under construction in the MSA for delivery in 2011. There is currently no construction currently under construction that is scheduled for 2012. Approximately 14.0% of the under construction inventory is pre-leased. Construction has slowed over the past few years as credit has tightened and demand eased.

Note that about half of the new construction is slated for Harford County. A large portion of the new construction is BRAC-related and several of the BRAC-related buildings are at least partially pre-leased, built for contractors needing space near the Aberdeen Proving Grounds in Harford County.

Demand

Absorption over the past 14 years is shown in the following table:

BALTIMORE REGIONAL OFFICE MARKET
HISTORICAL NET ABSORPTION (SF)

Year End	Baltimore MSA	Baltimore City	CBD % of Total	Lower Suburban	% of Total	Upper Suburban	% of Total
1997	965,834	336,357	34.8%	393,225	40.7%	236,252	24.5%
1998	1,295,817	347,278	26.8%	607,262	46.9%	341,277	26.3%
1999	1,049,582	217,601	20.7%	547,346	52.1%	284,635	27.1%
2000	2,023,786	96,800	4.8%	1,367,137	67.6%	559,849	27.7%
2001	1,080,875	595,713	55.1%	299,531	27.7%	185,631	17.2%
2002	1,561,622	661,102	42.3%	872,310	55.9%	28,210	1.8%
2003	888,125	126,228	14.2%	542,927	61.1%	218,970	24.7%
2004	894,509	190,458	21.3%	659,410	73.7%	44,641	5.0%
2005	1,567,833	744,470	47.5%	244,675	15.6%	578,688	36.9%
2006	3,223,839	1,049,621	32.6%	1,381,406	42.8%	792,812	24.6%
2007	1,115,610	507,806	45.5%	422,200	37.8%	185,604	16.6%
2008	1,062,603	(21,274)	-2.0%	462,371	43.5%	621,506	58.5%
2009	186,961	(42,298)	-22.6%	145,185	77.7%	84,074	45.0%
2010	284,270	168,554	59.3%	30,016	10.6%	85,700	30.1%
Total	17,201,266	4,978,416	28.9%	7,975,001	46.4%	4,247,849	24.7%
Annual Average	1,228,662	355,601	28.9%	569,643	46.4%	303,418	24.7%

Source: CB Richard Ellis, 4Q10

The following shows historical annual net absorption by submarket for the Baltimore region.

BALTIMORE METROPOLITAN OFFICE MARKET OVERVIEW
Annual Net Absorption

Submarket	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Class "A+" CBD	(16,810)	(75,929)	(11,982)	(118,145)	155,948	216,897	249,966	210,300	(193,070)	(36,912)	(14,775)
Class "A" CBD	(187,259)	260,564	101,484	(80,609)	88,594	43,950	124,490	81,453	(114,619)	(20,013)	(115,793)
Class "B" CBD	115,767	(134,717)	(53,631)	108,274	24,204	78,114	4,384	(29,638)	55,106	(25,938)	(42,324)
Downtown Total:	**(88,302)**	**49,918**	**35,871**	**(90,480)**	**268,746**	**338,961**	**378,840**	**262,115**	**(252,583)**	**(82,863)**	**(172,892)**
Baltimore City East	0	0	129,893	244,874	(26,274)	90,145	565,157	132,274	3,763	61,469	291,794
Baltimore City West	0	0	400,753	(121,829)	(12,428)	307,676	75,578	25,369	40,382	(6,806)	17,238
Baltimore City North	0	0	4,601	71,810	246	(1,791)	(12,105)	21,936	181,926	(21,496)	33,604
Midtown/Mt. Vernon	0	0	42,945	21,853	(39,832)	9,479	42,151	66,112	5,238	7,398	(1,190)
Baltimore City Non-CBD:	**185,102**	**545,795**	**625,231**	**216,708**	**(78,288)**	**405,509**	**670,781**	**245,691**	**231,309**	**40,565**	**341,446**
BALTIMORE CITY TOTAL	**96,800**	**595,713**	**661,102**	**126,228**	**190,458**	**744,470**	**1,049,621**	**507,806**	**(21,274)**	**(42,298)**	**168,554**
Annapolis	17,224	206,504	13,076	65,004	102,450	45,856	261,692	19,826	83,116	(25,715)	(45,962)
BWI	477,124	(217,194)	445,603	180,603	205,822	62,967	456,438	40,089	198,829	36,842	297,551
Columbia	875,960	263,720	350,089	278,197	363,873	78,090	412,867	352,996	127,809	122,483	(224,297)
Ellicott City	(1,407)	18,428	21,318	2,569	(611)	31,053	28,787	9,907	9,934	2,199	(10,131)
Route 2/3	(1,764)	28,073	42,224	16,554	(12,124)	26,709	221,622	(618)	42,683	9,376	12,855
Lower Suburban:	**1,367,137**	**299,531**	**872,310**	**542,927**	**659,410**	**244,675**	**1,381,406**	**422,200**	**462,371**	**145,185**	**30,016**
East Baltimore County	29,025	139,481	(14,212)	12,222	(34,265)	(18,345)	26,683	(10,903)	(487)	(2,623)	12,158
Reisterstown Rd Corridor	305,361	61,502	113,717	130,748	67,084	79,960	68,864	4,264	287,827	107,443	(49,455)
Harford County	32,356	76,603	23,556	41,009	(6,565)	(15,620)	5,612	48,132	44,269	(1,952)	109,384
Hunt Valley	33,375	(192,474)	(31,698)	(70,028)	(119,096)	189,018	499,412	81,327	356,275	(34,843)	73,999
Towson/Timonium	111,964	93,219	(304,703)	70,773	(3,428)	277,655	1,180	55,501	(128,460)	(21,243)	(87,392)
West Side	47,768	7,300	241,550	34,246	140,911	66,020	191,061	7,283	62,082	37,292	27,006
Upper Suburban	**559,849**	**185,631**	**28,210**	**218,970**	**44,641**	**578,688**	**792,812**	**185,604**	**621,506**	**84,074**	**85,700**
	0	0	0	0							
SUBURBAN TOTAL	**1,926,986**	**485,162**	**900,520**	**761,897**	**704,051**	**823,363**	**2,174,218**	**607,804**	**1,083,877**	**229,259**	**115,716**
	0	**0**	**0**	**0**							
METROPOLITAN TOTAL	**2,023,786**	**1,080,875**	**1,561,622**	**888,125**	**894,509**	**1,567,833**	**3,223,839**	**1,115,610**	**1,062,603**	**186,961**	**284,270**

* Includes competitive (multi-tenant) office bldgs in selected submarkets only.
This information was gathered from sources deemed reliable. Though we do not doubt its accuracy, we do not guarantee it.
Source: CBRE

The average annual absorption since 1997 has averaged approximately 1.36 million square feet in the Baltimore MSA. Absorption spiked in 2006 to 3.2 million square feet, while the following year the MSA absorbed just over 1.1 million square feet of office space. In 2008, net absorption declined slightly to 1.06 million square feet. The absorption in 2009 reflected the weak economy at just 186,961 square feet. The year 2010 has been somewhat better than 2009. Overall, through Third Quarter 2010, the MSA has experienced 284,270 square feet in net absorption. Each of the three major areas saw positive absorption for the first time since 2007.

Absorption Projections

Given the poor performance over the recent past and the decline in the national economy, we have forecasted a lower absorption over the next two years. Our estimate of 800,000 per year is less than the average over the past 13 years. The average vacancy rate over the past 14 years was 13.4% for the MSA overall and therefore 13% is estimated to be the stabilized vacancy for the region for our projection.

VACANCY PROJECTIONS - BALTIMORE METROPOLITAN REGION

Category	Metro Area	Baltimore City	Lower Suburban	Upper Suburban
Beg. of Period Office Space	63,286,114	20,590,866	23,223,302	19,471,946
Beg. of Period Vacancy Rate	17.2%	20.0%	17.3%	14.0%
Beg. of Period Vacant SF	10,862,772	4,116,883	4,018,184	2,727,705
Less Stabilized Vacancy @ 13%	(8,227,195)	(2,676,813)	(3,019,029)	(2,531,353)
Excess Supply	2,635,577	1,440,070	999,155	196,352
Projected Annual Absorption	800,000	200,000	400,000	200,000
Yrs Current Excess Supply	3.29	7.20	2.50	0.98
Future Vacancy Projections				
New Supply UC over the next 24 months	1,192,953	-	535,853	657,100
Beg. of Period Vacant SF	10,862,772	4,116,883	4,018,184	2,727,705
Less 24 Mos of Net Absorption	(1,600,000)	(400,000)	(300,000)	(300,000)
End of Period Vacancy	10,455,725	3,716,883	4,254,037	3,084,805
End of Period Inventory	64,479,067	20,590,866	23,759,155	20,129,046
End of Period Vacancy Rate	16.2%	18.1%	17.9%	15.3%
Excess Supply > 13%	2,073,446	1,040,070	1,165,347	468,029
Yrs Excess Supply in 24 mos	2.59	5.20	2.91	2.34

Source: CB Richard Ellis Valuation & Advisory Services 4Q 10

Assuming an absorption level of 800,000 square feet per year, overall vacancy could decline slightly over the next 24 months to 16.2% for the entire MSA, assuming no additional construction comes on line. Baltimore City's vacancy rate is projected to decline slightly over the next 24 months to 18.1% from 20.0%. The vacancy for the Lower and Upper Suburban areas are expected to rise slightly due to significant construction compared to expected demand.

At this point, the market is considered over-supplied, primarily within Baltimore City. Based on our projections, there are 31.1 months of over-supply to reach an estimated 13% stabilized vacancy rate in the MSA overall. Within Baltimore City, there is over 5 years of over-supply, while the suburban areas of the metropolitan area are closer to stabilization with between two and three years of oversupply.

Since the subject is so close to the line dividing the Baltimore and Washington Metro markets, we have also considered the excess office supply in the Washington area. The following chart projects office space vacancies over the next 24 months. The analysis is based solely on space under construction and under renovation with our demand projections at 5.0 million square feet per year. Based on this analysis, the overall metropolitan area vacancy rate will decline from 12.3% to 10.2% by Year End 2012 (assuming no new construction starts). As noted, all three market areas will experience a decline in vacancy over the next 24 months due to reduced development pipelines. The most promising market for new development is the District of Columbia which is estimated to have a vacancy rate of approximately 7.9% by Year End 2012. Overall, although vacancy is projected to decline over the next 24 months, it appears the market will be strained to accommodate new development in Suburban Maryland and Northern Virginia, as vacancies will remain above 10%.

VACANCY PROJECTIONS - WASHINGTON METROPOLITAN REGION

Category	Metro Area	DC	SUB MD	NO VA
Beg. of Period Office Space	383,252,388	124,059,173	79,538,981	179,654,234
Beg. of Period Vacancy Rate	12.3%	9.7%	14.1%	13.2%
Beg. of Period Vacant SF	47,057,040	12,067,170	11,230,625	23,759,245
Excess Supply > 10%	8,731,801	(338,747)	3,276,727	5,793,822
Projected Annual Absoprtion	5,100,000	**1,800,000**	**500,000**	**2,800,000**
Yrs Current Excess Supply	1.71	(0.19)	6.55	2.07
Future Vacancy Projections				
New Supply UC over the next 24 months	2,352,932	1,410,112	629,584	313,236
Beg. of Period Vacant SF	47,057,040	12,067,170	11,230,625	23,759,245
Less 24 Mos of Net Absorption	(10,200,000)	(3,600,000)	(1,000,000)	(5,600,000)
End of Period Vacancy	39,209,972	9,877,282	10,860,209	18,472,481
End of Period Inventory	385,605,320	125,469,285	80,168,565	179,967,470
End of Period Vacancy Rate	10.2%	7.9%	13.5%	10.3%
Excess Supply > 10%	649,440	-	2,843,353	475,734
Yrs Excess Supply in 24 mos	0.13	0.00	5.69	0.17

Source: CB Richard Ellis Valuation & Advisory Services 1/11

With the excess supply of office in Suburban Maryland running at over 6.5 years and Lower Suburban Baltimore's at 2.5 years, we have not begun to sell-off the subject's office density until year three of our cash flow model. We feel this best reflects the market at this time. Projected annual absorption in Washington's Suburban Maryland market is 500,000 square feet, as compared to Baltimore's 400,000 square feet in its Lower Suburban market. Because the capture rate of the subject is going to be slow at first, we have only modeled 150,000 square feet every other year in order to allow the space to lease-up prior to the next block of space coming on-line. By the ninth year of the cash flow, the remaining density is sold off.

RETAIL MARKET ANALYSIS

Within this section of the report, we have provided an overview of general retail conditions in the Baltimore area and, more specifically, the retail conditions in the vicinity of the subject. Unfortunately, an analysis of the retail market in the Baltimore metropolitan area is generally hampered by a lack of available data. We utilized Reis reports for the Baltimore Retail Market as of Second Quarter 2006, which focuses solely on the neighborhood and community center retail market.

BALTIMORE METROPOLITAN RETAIL OVERVIEW

According to the Reis Observer, the Baltimore retail market is described as being more resilient than most as it has consistently outperformed both national and regional average amounts.

Vacancy Trends

METROPOLITAN BALTIMORE RETAIL
NEIGHBORHOOD & COMMUNITY CENTERS
MARKET COMPARISON

	Baltimore	South Atlantic Region	United States
Vacancy Rate - Neighborhood Centers	5.4%	11.6%	12.0%
Vacancy Rate - Community Centers	8.0%	9.8%	9.9%
Source: Reis, 2nd Quarter 2010			

Vacancy rates within the local market are lower than what is indicated for the South Atlantic Region and the United States. This is true for both neighborhood and community centers.

Rent Growth Trends

METROPOLITAN BALTIMORE RETAIL
NEIGHBORHOOD & COMMUNITY CENTERS
MARKET COMPARISON

	Baltimore	South Atlantic Region	United States
Rent Change - Neighborhood Centers	-0.1%	-0.6%	-0.5%
Rent Change - Community Centers	0.8%	0.1%	-0.5%
Source: Reis, 2nd Quarter 2010			

In terms of rent growth, neighborhood centers experienced a -0.1% rent decline, which is similar to the rent decline for the region and the US. Community centers experienced a 0.8% increase in rent, which is better than the performance exhibited by the region and the US.

Vacancy Rates for Neighborhood and Community Centers

Approximately 2,468,000 square feet of new neighborhood and community retail space have been delivered since Year-End 2000. Absorption exceeded new completions from 2002 until the end of 2006, with negative absorption in 2007 through First Quarter 2010. Net absorption at Second Quarter 2010 was 106,000 square feet, with nothing completed. Current vacancy rates are considered to be relatively low in the Metropolitan Baltimore retail neighborhood and community center market, although they have increased since 2007. Effective rental rates averaged $19.11 per square foot at Second Quarter 2010, a decline over the average at Year-End 2007 as illustrated below:

METROPOLITAN BALTIMORE RETAIL
NEIGHBORHOOD & COMMUNITY CENTERS

Year	Period	Inventory (SF)	Vacancy	Vacant (SF)	Completions (SF)	Net Absorption	Avg Eff Rent
2010	2nd Quarter	35,911,000	6.8%	2,438,000	-	106,000	$19.11
2009	Year End	35,911,000	7.1%	2,534,000	87,000	-374,000	$19.14
2008	Year-End	35,824,000	5.8%	2,073,000	145,000	-327,000	$19.71
2007	Year-End	35,679,000	4.5%	1,601,000	176,000	-210,000	$19.75
2006	Year-End	35,503,000	3.4%	1,215,000	243,000	614,000	$19.41
2005	Year-End	35,260,000	4.5%	1,586,000	295,000	450,000	$18.54
2004	Year-End	34,965,000	5.0%	1,741,000	325,000	582,000	$18.01
2003	Year-End	34,534,000	5.8%	1,994,000	332,000	440,000	$17.42
2002	Year-End	34,202,000	6.1%	2,102,000	349,000	727,000	$16.92
2001	Year-End	33,583,000	6.6%	2,210,000	516,000	181,000	$16.77
2000	Year-End	32,917,000	5.2%	1,725,000	341,000	337,000	$16.90
1999	Year-End	32,576,000	5.3%	1,719,000	305,000	236,000	$16.22
1998	Year-End	32,271,000	5.1%	1,650,000	162,000	63,000	$15.68
1997	Year-End	32,109,000	4.8%	1,551,000	1,090,000	941,000	$15.38
1996	Year-End	31,019,000	4.5%	1,402,000	450,000	660,000	$15.03
1995	Year-End	30,569,000	5.3%	1,612,000	316,000	407,000	$13.99
1994	Year-End	30,253,000	5.6%	1,703,000	275,000	760,000	$13.43
1993	Year-End	29,978,000	7.3%	2,188,000	38,000	485,000	$12.94
1992	Year-End	29,940,000	8.8%	2,635,000	667,000	491,000	$12.46
1991	Year-End	29,273,000	8.4%	2,459,000	856,000	614,000	$12.37
1990	Year-End	28,417,000	7.8%	2,217,000	456,000	280,000	$12.26

Source: Reis, 2nd Quarter 2010

Vacancy rates ranged from a low of 3.4% in 2006 to a high of 8.8% in 1992 during the period from 1990 to Second Quarter 2010 with an average of 5.9%. Vacancy rates were 6.8% at Second Quarter 2010. New product has consistently been delivered to the market over the same period with an average of 353,524 square feet of new product every year, and an average yearly absorption of 355,381 square feet. However, due to declining market conditions and limited financing options, no new product was delivered in the second quarter. During the same time period, rental rates increased from $12.26 per square foot in 1990 to $19.75 per square foot at Year End 2007. Average effective rental rates have decreased from 2007 to 2009 from $19.75 to $19.11 per square foot.

Population and Employment Statistics

METROPOLITAN BALTIMORE RETAIL
NEIGHBORHOOD & COMMUNITY CENTERS

Year	Period	Inventory (SF)	Vacancy	Total Population	SF per Person	Total Employment	SF per Worker	Avg HH Income
2010	2nd Quarter	35,911,000	6.8%	2,715,500	13.22	1,275,700	28.15	$127,726
2009	Year End	35,911,000	7.1%	2,708,030	13.26	1,257,770	28.55	$126,728
2008	Year-End	35,824,000	5.8%	2,686,880	13.33	1,302,500	27.50	$124,692
2007	Year-End	35,679,000	4.5%	2,674,800	13.34	1,318,930	27.05	$123,435
2006	Year-End	35,503,000	3.4%	2,667,080	13.31	1,312,770	27.04	$118,831
2005	Year-End	35,260,000	4.5%	2,656,830	13.27	1,295,400	27.22	$111,933
2004	Year-End	34,965,000	5.0%	2,642,010	13.23	1,270,130	27.53	$107,322
2003	Year-End	34,534,000	5.8%	2,632,260	13.12	1,254,130	27.54	$97,931
2002	Year-End	34,202,000	6.1%	2,610,550	13.10	1,246,830	27.43	$94,364
2001	Year-End	33,583,000	6.6%	2,587,950	12.98	1,253,930	26.78	$92,166
2000	Year-End	32,917,000	5.2%	2,567,660	12.82	1,262,200	26.08	$88,956
1999	Year-End	32,576,000	5.3%	2,548,240	12.78	1,234,600	26.39	$83,333
1998	Year-End	32,271,000	5.1%	2,532,470	12.74	1,196,800	26.96	$73,066
1997	Year-End	32,109,000	4.8%	2,519,190	12.75	1,179,070	27.23	$75,483
1996	Year-End	31,019,000	4.5%	2,507,410	12.37	1,150,120	26.97	$71,346
1995	Year-End	30,569,000	5.3%	2,496,070	12.25	1,129,260	27.07	$67,719
1994	Year-End	30,253,000	5.6%	2,483,390	12.18	1,125,360	26.88	$66,446
1993	Year-End	29,978,000	7.3%	2,466,780	12.15	1,103,110	27.18	$64,242
1992	Year-End	29,940,000	8.8%	2,449,310	12.22	1,091,900	27.42	$63,126
1991	Year-End	29,273,000	8.4%	2,429,730	12.05	1,099,810	26.62	$60,373
1990	Year-End	28,417,000	7.8%	2,405,190	11.81	1,135,750	25.02	$59,198

Source: Reis, 2nd Quarter 2010

Both population and employment continue to grow and the trend is expected to continue. Since 2000, population and employment have grown by approximately 5.7% and 1.0%, respectively. The market has also experienced an increase in inventory of approximately 5.72% during the same time period. Correspondingly, the square feet of retail space per person increased 3.16% and the square feet of retail space per worker increased 7.94%. The study also shows that the average household income increased 43.58% during the same time period.

Neighborhood Centers

METROPOLITAN BALTIMORE RETAIL
NEIGHBORHOOD SHOPPING CENTERS

Year	Periord	Inventory (SF)	Vacancy	Vacant (SF)	Completions (SF)	Net Absorption	Avg Eff Rent
2010	2nd Quarter	17,096,000	5.4%	924,000	-	22,000	$18.15
2009	Year-End	17,096,000	5.5%	948,000	87,000	120,000	$18.19
2008	Year-End	17,009,000	5.8%	981,000	145,000	-71,000	$18.62
2007	Year-End	16,864,000	4.5%	765,000	176,000	-109,000	$18.67
2006	Year-End	16,688,000	2.9%	480,000	243,000	236,000	$18.18
2005	Year-End	16,445,000	2.9%	473,000	189,000	241,000	$17.20
2004	Year-End	16,256,000	3.2%	525,000	325,000	491,000	$16.56
2003	Year-End	16,000,000	4.3%	694,000	235,000	346,000	$16.01
2002	Year-End	15,765,000	5.1%	805,000	79,000	211,000	$15.59
2001	Year-End	15,686,000	6.0%	937,000	148,000	(38,000)	$15.50
2000	Year-End	15,538,000	4.8%	751,000	325,000	289,000	$15.59
1999	Year-End	15,213,000	4.7%	715,000	176,000	177,000	$14.99
1998	Year-End	15,037,000	4.8%	716,000	162,000	93,000	$14.60
1997	Year-End	14,875,000	4.3%	647,000	186,000	128,000	$14.31

Source: Reis, 2nd Quarter 2010

Vacancy rates for neighborhood shopping centers are above the lows witnessed in 2005 and 2006, with a vacancy rate of 5.4% at Second Quarter 2010. Absorption has typically been positive for the past five years exceeding new completions; however, during 2007 and 2008, net absorption was -109,000 and -71,000 based on completions of 176,000 and 145,000 square feet in the same periods, respectively. During Second Quarter 2010, net absorption was positive with 22,000 square feet. The neighborhood shopping center segment's average effective rent has increased from $14.31 per square foot to $18.15 per square foot since 1997, a 26.8% increase. However, average effective rents have decreased from Year End 2007 to Second Quarter 2010 from $18.67 to $18.15 per square foot.

Community Centers

METROPOLITAN BALTIMORE RETAIL
COMMUNITY SHOPPING CENTERS

Year	Period	Inventory (SF)	Vacancy	Vacant (SF)	Completions (SF)	Net Absorption	Avg Eff Rent
2010	2nd Quarter	18,815,000	8.0%	1,514,000	-	84,000	$19.99
2009	Year-End	18,815,000	8.4%	1,586,000	-	-494,000	$20.01
2008	Year-End	18,815,000	5.8%	1,092,000	-	-256,000	$20.70
2007	Year-End	18,815,000	4.4%	836,000	-	-101,000	$20.73
2006	Year-End	18,815,000	3.9%	735,000	-	378,000	$20.49
2005	Year-End	18,815,000	5.9%	1,113,000	106,000	209,000	$19.71
2004	Year-End	18,709,000	6.5%	1,216,000	-	93,000	$19.28
2003	Year-End	18,534,000	7.0%	1,300,000	97,000	94,000	$18.62
2002	Year-End	18,437,000	7.0%	1,297,000	270,000	516,000	$18.05
2001	Year-End	17,897,000	7.1%	1,273,000	368,000	219,000	$17.89
2000	Year-End	17,379,000	5.6%	974,000	16,000	48,000	$18.07
1999	Year-End	17,363,000	5.8%	1,004,000	129,000	59,000	$17.29
1998	Year-End	17,234,000	5.4%	934,000	-	(30,000)	$16.63
1997	Year-End	17,234,000	5.2%	904,000	904,000	813,000	$16.30

Source: Reis, 2nd Quarter 2010

The community shopping center segment shows a declining vacancy rate trend starting in 2003 and continuing to the end of 2006, with an increase in 2007 through 2009. This trend continued as of second quarter with vacancy up to 8.0%. Absorption has typically been positive exceeding new completions; however, this trend changed in 2007. Net absorption at Year End 2008 was -256,000 square feet. As of Second Quarter 2010, net absorption was 84,000 square feet. The community shopping center segment's average effective rent has increased from $16.30 per square foot to $19.99 per square foot since the end of 1997. However, average effective rents have decreased from Year End 2007 to Second Quarter 2010 from $20.73 to $19.99 per square foot.

Submarket Statistics

Reis classifies the metropolitan Baltimore retail market into six submarkets: Anne Arundel County, Howard/Carroll Counties, Northern Baltimore County, Central/Eastern Baltimore County, West/Southwest Baltimore County, and Central Harford County. The following chart shows the current status of each submarket.

METROPOLITAN BALTIMORE RETAIL SUBMARKETS NEIGHBORHOOD & COMMUNITY CENTERS							
Submarket	Inventory (SF)	Percent of Total	Vacancy	Vacant (SF)	Completions (SF)	Net Absorption	Avg Eff Rent
Anne Arundel Co	9,519,000	27%	6.7%	639,000	0	39,000	$18.41
Howard/Carroll Co	4,981,000	14%	3.7%	182,000	0	23,000	$22.42
No. Baltimore Co	4,070,000	11%	7.0%	283,000	0	44,000	$21.85
Central/Eastern Baltimore Co	6,815,000	19%	7.5%	510,000	0	41,000	$16.71
West/SW Baltimore Co	8,099,000	23%	7.2%	585,000	0	-4,000	$19.07
Central Harford Co.	2,427,000	7%	9.8%	239,000	0	-37,000	$17.38
Total	35,911,000	100%	6.8%	2,438,000	-	106,000	$19.14

Source: Reis, 2nd Quarter 2010

Anne Arundel County is the largest submarket with 27.0% of neighborhood and community center retail space. West/Southwest Baltimore County is the second largest submarket with 23.0% of the total area.

The subject is considered part of the Central/Eastern Baltimore County submarket, which makes up roughly 19.0.0% of the total market area. The submarket's vacancy rate at Second Quarter 2010 was 7.5%, which is above the overall Baltimore metropolitan area average of 6.8%. The average effective rental rate achieved in the Central/Eastern Baltimore County submarket is $16.71 per square foot, which is below the overall Baltimore metropolitan area average of $19.14.

Submarket Vacancy Trends

METROPOLITAN BALTIMORE RETAIL NEIGHBORHOOD & COMMUNITY CENTERS VACANCY BY SUBMARKET															
Submarket	2nd Quarter 2010	Year-End 2009	Year-End 2008	Year-End 2007	Year-End 2006	Year-End 2005	Year-End 2004	Year-End 2003	Year-End 2002	Year-End 2001	Year-End 2000	Year-End 1999	Year-End 1998	Year-End 1997	Year-End 1996
Anne Arundel Co	6.7%	7.0%	5.3%	3.6%	2.9%	4.6%	4.1%	5.1%	4.9%	6.7%	5.5%	4.6%	4.3%	4.6%	3.1%
Howard/Carroll Co	3.7%	4.5%	3.9%	3.4%	2.4%	3.2%	3.7%	3.9%	5.2%	3.8%	2.1%	3.0%	2.9%	3.1%	3.1%
No. Baltimore Co	7.0%	8.0%	5.5%	4.6%	2.3%	3.4%	6.0%	7.3%	7.6%	8.0%	4.7%	4.0%	4.6%	4.5%	4.6%
Central/Eastern Baltimore Co	7.5%	7.0%	8.2%	5.5%	4.0%	5.1%	7.8%	7.6%	8.6%	7.6%	6.0%	6.5%	7.5%	7.1%	7.3%
West/SW Baltimore Co	7.2%	8.3%	4.8%	4.1%	4.8%	5.4%	4.0%	5.3%	5.6%	6.2%	5.7%	6.2%	4.9%	3.8%	4.0%
Central Harford Co.	9.8%	7.0%	8.7%	8.2%	3.3%	3.7%	4.7%	6.2%	5.7%	8.1%	NAV	NAV	NAV	NAV	NAV
Total	6.8%	7.1%	5.8%	4.5%	3.4%	4.5%	5.0%	5.8%	6.1%	6.6%	5.2%	5.3%	5.1%	4.8%	4.5%

Source: Reis, 2nd Quarter 2010

Vacancy rates in the Central/Eastern Baltimore County submarket have remained relatively stable since 1996 with the exception of the period ranging from 2001 to 2004 where vacancy rates were higher than the historic average. Vacancy rates in the submarket have ranged from a low of 4.0% to a high of 8.6%, with an average of 6.9%. The vacancy rate reported at Second Quarter 2010 is 7.5%, up from 7.0% in 2009. The Central/Eastern Baltimore County submarket's current vacancy rate of 7.5% is above the overall Baltimore metropolitan area average of 6.8%.

Submarket Rental Rate Trends

Rental rates have shown a decrease in 2010 over 2009. Since 1996 rents for the Baltimore metropolitan area increased from $15.03 to $19.14 per square foot, an increase of 27.35%. The following table highlights the historical rental rates in the region by submarket:

METROPOLITAN BALTIMORE RETAIL
NEIGHBORHOOD & COMMUNITY CENTERS
EFFECTIVE RENTAL RATES BY SUBMARKET

Submarket	2nd Quarter 2010	Year End 2009	Year-End 2008	Year-End 2007	Year-End 2006	Year-End 2005	Year-End 2004	Year-End 2003	Year-End 2002	Year-End 2001	Year-End 2000	Year-End 1999	Year-End 1998	Year-End 1997	Year-End 1996
Anne Arundel Co	$18.41	$18.58	$19.33	$18.73	$18.34	$17.40	$16.87	$16.40	$16.14	$16.03	$16.41	$15.87	$15.45	$15.11	$15.14
Howard/Carroll Co	$22.42	$22.15	$22.88	$22.76	$21.96	$20.15	$19.51	$18.64	$17.89	$17.25	$16.96	$16.12	$15.76	$14.83	$14.08
No. Baltimore Co	$21.85	$21.72	$21.72	$22.60	$23.00	$21.85	$20.94	$20.27	$19.92	$19.85	$20.01	$19.01	$18.00	$17.42	$17.05
Central/Eastern Baltimore Co	$16.71	$16.78	$16.73	$17.13	$17.05	$16.74	$16.69	$16.11	$15.62	$15.35	$15.63	$15.38	$14.72	$14.40	$13.80
West/SW Baltimore Co	$19.07	$18.94	$19.92	$19.96	$19.44	$18.74	$18.40	$17.63	$17.09	$17.20	$17.19	$16.02	$15.57	$15.78	$15.38
Central Harford Co.	$17.38	$18.17	$19.15	$19.70	$18.99	$18.58	$16.97	$16.86	$15.74	$15.60	NAV	NAV	NAV	NAV	NAV
Total	$19.14	$19.14	$19.71	$19.75	$19.41	$18.54	$18.01	$17.42	$16.92	$16.77	$16.90	$16.22	$15.68	$15.38	$15.03

Source: Reis, 2nd Quarter 2010

At Second Quarter 2010, the average effective rental rates ranged from a low of $16.71 per square foot in the Central/Eastern Baltimore County submarket to $22.42 per square foot in the Howard/Carroll County submarket. The subject's submarket indicated a decrease from $16.78 per square foot at the end of 2009, to a current average effective rent of $16.71 per square foot.

New Development in the Submarket

PROPOSED, PLANNED AND UNDER CONSTRUCTION
CENTRAL/EAST BALTIMORE CO SUBMARKET

Property Name	Type	Status	Date	Size
CAMDEN WHARF	Mixed Use	Planned	NAV	300,000
STATE CENTER REDEVELOPMENT RETAIL	Mixed Use	Planned	NAV	70,000
MONUMENT STREET MARKETPLACE	Community	Planned	NAV	250,000
FREEDOM SHOPPING CENTER	Neighborhood	Planned	NAV	2,500
MCHENRY ROW PH II	Neighborhood	Proposed	NAV	110,000
THE DISTRICT AT CANTON CROSSING	Power Center	Proposed	NAV	600,000
NORTH POINT	Neighborhood	Proposed	NAV	160,000
TOTALS				1,492,500

Source: Reis, 2nd Quarter 2010

During the current 2010 year, the subject market is expecting no new construction. Notably, all of the projects have been put on hold with ground breaking scheduled between 2011 and 2012. However, the local submarket remains fundamentally stable and the market is expected to absorb the proposed space albeit at a slower pace.

Barriers to Entry and Investment Trends

The subject is situated in a less densely populated section of Baltimore County. The water surrounding the Dundalk peninsula inhibits access and bars significant new development in the vicinity. However, additional land area is available for both expansion and new development. There are therefore both physical and economic barriers to entry in the area. The local governments and economic development authority actively encourage new businesses to relocate to the area and offer a variety of incentives to firms considering such a move. In addition, there is an abundance of skilled workers in the area and vocational training is readily available; therefore, labor is not considered a barrier to entry.

SKETCH PLAN



SITE ANALYSIS

The following chart summarizes the salient characteristics of the subject site.

SITE SUMMARY AND ANALYSIS

Physical Description		
Gross Site Area	63.85 Acres	2,781,091 Sq. Ft.
Net Site Area	47.87 Acres	2,085,322 Sq. Ft.
Primary Road Frontage	North 22nd Street	(Route 1)
Secondary Road Frontage	Laurel Race Track Road	
Additional Road Frontage	Midway Avenue	
Average Depth	Varies	
Excess Land Area	None	
Surplus Land Area	15.97 Acres	
Shape	Irregular	
Topography	Level	
Zoning District	PDC	
Flood Map Panel No. & Date	2400440045B	4-Dec-86
Flood Zone	C, B and A18	
Adjacent Land Uses	Commercial and residential uses	

Comparative Analysis	**Rating**
Access	Average
Visibility	Average
Functional Utility	Assumed adequate
Traffic Volume	Average
Adequacy of Utilities	Assumed adequate
Landscaping	Average
Drainage	Assumed adequate

Utilities	**Provider**	**Adequacy**
Water	Howard County	Yes
Sewer	Howard County	Yes
Natural Gas	BG&E	Yes
Electricity	BG&E	Yes
Telephone	Verizon	Yes
Mass Transit	Metropolitan Transit Authority	Yes

Other	**Yes**	**No**	**Unknown**
Detrimental Easements			X
Encroachments			X
Deed Restrictions			X
Reciprocal Parking Rights			X
Common Ingress/Egress			X

Source: Various sources compiled by CBRE

COMMENTS

The subject represents 63.85 acres of land located just off of the US Route 1 corridor just north of the City of Laurel in Howard County, Maryland. The site is situated directly behind an number of commercial lots that front along Route 1 and create something of a buffer zone that limits the exposure of the site. There is also a trailer park, Midway Mobile Village, located in the middle area of the site that further obscures the road frontage value of the subject.

It should be noted that this particular section of Route (also known as Washington Boulevard) is divided by an extended median that has numerous improved commercial lots separating the north and south bound lanes of traffic. Thus, the road running in front of the subject's current entrance is one-way, north bound and actually names North 2nd Street, not Washington Boulevard. That name pertains to the southbound portion of Route 1.

In addition, the subject site abuts the B & O Railroad lines and is adjacent to Laurel Park Racetrack. The site is currently is used as surface parking for the Laurel Park Racetrack. In addition, an underutilized MARC (Maryland Rail Commuter) platform, which provides commuter rail service between Baltimore, Maryland and Washington, District of Columbia, is located on site.

CONCLUSION

Of the 63.85 acres that represents the total gross area of the subject, only 55.32 acres are considered usable for development. Of that figure, some 7.66-acres will be used for road right-of-way dedications within the site, which leaves a total net area of 47.87 acres. The remaining 15.68 acres consists of wetlands or other areas such as forest lands or steep sloping terrain, which are not deemed suitable for development.

IMPROVEMENTS ANALYSIS

The subject site abuts the B & O railroad tracks and is adjacent to Laurel Park Racetrack. The site is currently used as an overflow parking lot for the Laurel Park Racetrack. In addition, there is an underutilized MARC (Maryland Rail Commuter) Rail platform, which provides commuter rail service between Baltimore, Maryland and Washington, District of Columbia, is located on site.

Proposed Improvements

The Howard County Department of Planning and Zoning approved the subject's sketch plan on August 3, 2010. The plan grants tentative allocations for 1,000 residential units, as well as 650,000 square feet of office space and 127,000 square feet of retail space. The multifamily design has not been finalized at this point, but the initial plan for the early phases calls for podium and stick construction with four- to five-story building heights and a ground level retail component. The zoning allows for up to 100 feet, so high-rise development is possible. Parking requirements will be met with structured parking (i.e., a "Texas Donut" style design, whereby the building wraps around a garage.

As part of this approval process, the subject project plan was evaluated and determined to have passed a preliminary assessment of the Adequate Public Facilities Ordinance test for roads, open school region, open elementary school district, and open middle school district beginning in 2013. According to Mr. Jeff Hayes of Walter Lynch Advisors, the consulting firm the subject's owners have retained to shepherd their development plan through the approval process in Howard County, the subject is required to stagger the timing of when they bring new residential units onto market. According to the sketch plan, the residential phasing is as follows:

RESIDENTIAL UNIT PHASING SCHEDULE

Phase	Allocation Year	No. of Allocations	No. of MIHU Allocations	Total NO. of Allocations
I	2013	264	46	310
II	2014	157	28	185
III	2015	217	38	255
IV	2016	212	38	250
Total		850	150	1000

Source: Howard County Zoning Ordinance

It was explained that this timing could be extended out further, but the soonest the first of these four blocks of units could be granted an occupancy permit is 2013. Non-residential phasing is considerably more flexible, which allows for a more fluid development process as the site plan moves toward the recordation of the site's final plat. Please note the Extraordinary Assumption in the front of this report.

The fact that the site is already cleared and graded will expedite the development process and lower the overall site cost. The bulk of planned development is near US Route 1 thereby reducing infrastructure costs such as roads and utilities. The plan intends to incorporate the MARC station in order to remaining in keeping with the intention of the TOD Zoning District.

ZONING

The following chart summarizes the subject's zoning requirements.

ZONING SUMMARY	
Current Zoning	TOD District - Transit Oriented Development
Legally Conforming	The proposed uses appear to be compliant
Uses Permitted	This district provides for the development and redevelopment of key parcels of land within 3,500 feet of a MARC Station. The TOD district is intended to encourage the development of multistory office centers that are located and designed for safe and convenient pedestrian access by commuters using the MARC TRAINS and other public transit links. For larger sites of at least 3 acres, well-designed multi-use centers combining office and high-density residential development are encouraged. The requirements of this district, in conjunction with the Route 1 Manual, will result in development that makes use of the commuting potential of the MARC system, creates attractive employment or multi-use centers, and provides for safe and convenient pedestrian travel.
Zoning Change	
Category	
Compliance with Route 1 manual	New development in the TOD district shall comply with the standards of the Route 1 Manual.
Maximum building height	60 Feet
Minimum setbacks from public street right-of-way	
From arterial	
Principal structures	20 Feet
All other structures and uses	30 Feet
Minimum distance between residential buildings	
Side to side	15 Feet
All other façade to façade relationships	30 Feet
Requirements for TOD development	
Amenity area	TOD develpments shall include a landscaped, outdoor amenity area such as a plaza, courtyard, or garden, designed to comply with the Route 1 Manual.
Area requirements for residential uses	Residences are permitted only within a Route 1 Corridor development project encompassing at least 3 gross acres of TOD-zoned land. No more than 50 percent of the net acreage of TOD-zoned land within the devlopment project shall be devoted to residential buildings and residential parking. At leats 15 percent of the dwelling units shall be moderate income housing units
Source: Howard County Zoning Ordinance	

ANALYSIS AND CONCLUSION

On February 2004, this parcel was re-zoned from M-2 (Light Manufacturing) to TOD (Transit Oriented Development). Per the Maryland-National Capital Park and Planning Commission, this "zoning district provides for the development and redevelopment of key parcels of land within 3,500 feet of a MARC Station. The TOD District is intended to encourage the development of multistory office centers that are located and designed for safe and convenient pedestrian access by commuters using the MARC Trains and other public transit links. For larger sites of at least three acres, well-designed multi-use centers combining office and high-density residential development are encouraged. The requirements of this district, in conjunction with the Route 1 Manual, will result in development that makes use of the commuting potential of the MARC rail system, creates attractive employment or multi-use centers, and provides for safe and convenient pedestrian travel."

We know of no deed restrictions, private or public, that further limits the subject property's use. The research required to determine whether or not such restrictions exist, however, is beyond the scope of this appraisal assignment. Deed restrictions are a legal matter and only a title examination by an attorney or title company can usually uncover such restrictive covenants. Thus, we recommend a title search to determine if any such restrictions do exist.

TAX AND ASSESSMENT DATA

While the subject property is located in Howard County, all properties in the State of Maryland are assessed by the Maryland Department of Assessment and Taxation. This department is an independent state agency responsible for real and personal property assessments, as well as the mapping of all real estate. The applicable tax rate is set by the local jurisdiction and is combination of state, county and city rates. The fiscal tax year begins in July with tax payments due in full by September 30 for the current fiscal year.

Maryland's assessment system is based on a three-year cycle in which one-third of all taxable real estate is physically inspected and reassessed each year. Assessments are based upon an estimate of ad valorem value known as full cash value. To lessen the impact of any increase, a three-year phase-in is implemented. This provides for one-third of the assessment increase to be added to the first year of the assessment cycle with the balance being added in equal installments over the final two years. It should be noted, however, that as of Fiscal Year 2010, the subject was re-assessed at a lower value, which means no phase in occurs; the new lower rate is simply applied to all three of the cycle's years.

The current assessment and tax liability are summarized below, and do not include any furniture, fixtures and equipment.

AD VALOREM TAX INFORMATION				
Assessor's Market Value		2009	2010	Pro Forma
06-0394388		$8,284,800	$8,216,500	
Subtotal		$8,284,800	$8,216,500	$8,216,500
Assessed Value @		100%	100%	100%
		$8,284,800	$8,216,500	$8,216,500
General Tax Rate	(per $100 A.V.)	1.341500	1.341500	1.341500
Total Taxes		**$111,141**	**$110,224**	**$110,224**
Source: Assessor's Office				

The local Assessor's methodology for valuation of improved properties is the Income Capitalization Approach based on actual income. The methodology for unimproved land is the Sales Comparison Approach. Any sale and/or subsequent development of the property would trigger an immediate reassessment. However, it should be noted that new construction is re-assessed out of cycle one month after completion.

CONCLUSION

Taxes are estimated to be $110,224 in the first and second fiscal years based upon an assessed value/sale price of $8,216,500 . Thereafter, taxes are estimated based upon the market oriented per unit/square foot value of the individual lots. As lots are sold, the tax liability shifts to the new owners reducing taxes for the subject.

HIGHEST AND BEST USE

In appraisal practice, the concept of highest and best use represents the premise upon which value is based. The four criteria the highest and best use must meet are:

- legal permissibility;
- physical possibility;
- financial feasibility; and
- maximum profitability.

Highest and best use analysis involves assessing the subject both as if vacant and as improved.

AS VACANT

The property is zoned for mixed-use and is of sufficient size to accommodate various types of development. The immediate area includes various residential and commercial uses. Considering the surrounding land uses, location attributes, legal restrictions and other factors, it is our opinion that a mixed-use, transportation oriented development would be reasonable and appropriate. Therefore, it is our opinion that the highest and best use would be for mixed-use site, time and circumstances warranting.

APPRAISAL METHODOLOGY

In appraisal practice, an approach to value is included or omitted based on its applicability to the property type being valued and the quality and quantity of information available. Based on information contained in the Thirteenth Edition of The Appraisal of Real Estate, published in 2008, depending on a specific appraisal assignment, any of the following four methods may be used to determine the market value of the fee simple interest of land:

- Sales Comparison Approach;
- Income Capitalization Procedures;
- Allocation; and
- Extraction.

The following summaries of each method are paraphrased from the text.

The first is the sales comparison approach. This is a process of analyzing sales of similar, recently sold parcels in order to derive an indication of the most probable sales price (or value) of the property being appraised. The reliability of this approach is dependent upon (a) the availability of comparable sales data, (b) the verification of the sales data regarding size, price, terms of sale, etc., (c) the degree of comparability or extent of adjustment necessary for differences between the subject and the comparables, and (d) the absence of non-typical conditions affecting the sales price. This is the primary and most reliable method used to value land (if adequate data exists).

The income capitalization procedures include three methods: land residual technique, ground rent capitalization, and Subdivision Development Analysis. A discussion of each of these three techniques is presented in the following paragraphs.

> The land residual method may be used to estimate land value when sales data on similar parcels of vacant land are lacking. This technique is based on the principle of balance and the related concept of contribution, which are concerned with equilibrium among the agents of production--i.e. labor, capital, coordination, and land. The land residual technique can be used to estimate land value when: 1) building value is known or can be accurately estimated, 2) stabilized, annual net operating income to the property is known or estimable, and 3) both building and land capitalization rates can be extracted from the market. Building value can be estimated for new or proposed buildings that represent the highest and best use of the property and have not yet incurred physical deterioration or functional obsolescence.
>
> The subdivision development method is used to value land when subdivision and development represent the highest and best use of the appraised parcel. In this method, an appraiser determines the number and size of lots that can be created from the appraised land physically, legally, and economically. The value of the underlying land is then estimated through a discounted cash flow analysis with revenues based on the achievable sale price of the finished product and expenses based on all costs required to complete and sell the finished product.

The ground rent capitalization procedure is predicated upon the assumption that ground rents can be capitalized at an appropriate rate to indicate the market value of a site. Ground rent is paid for the right to use and occupy the land according to the terms of the ground lease; it corresponds to the value of the landowner's interest in the land. Market-derived capitalization rates are used to convert ground rent into market value. This procedure is useful when an analysis of comparable sales of leased land indicates a range of rents and reasonable support for capitalization rates can be obtained.

The allocation method is typically used when sales are so rare that the value cannot be estimated by direct comparison. This method is based on the principle of balance and the related concept of contribution, which affirm that there is a normal or typical ratio of land value to property value for specific categories of real estate in specific locations. This ratio is generally more reliable when the subject property includes relatively new improvements. The allocation method does not produce conclusive value indications, but it can be used to establish land value when the number of vacant land sales is inadequate.

The extraction method is a variant of the allocation method in which land value is extracted from the sale price of an improved property by deducting the contribution of the improvements, which is estimated from their depreciated costs. The remaining value represents the value of the land. Value indications derived in this way are generally unpersuasive because the assessment ratios may be unreliable and the extraction method does not reflect market considerations.

METHODOLOGY APPLICABLE TO THE SUBJECT

For the purposes of this analysis, we have utilized the subdivision analysis as this methodology is typically used for commercial sites that are feasible for development over time.

Within the Sales Comparison Approach, the Sales Comparison Approach together with a Subdivision Analysis is used to estimate the market value of each of the subject's allowable land uses during a sell out period. The Sales Comparison Approach is utilized to estimate the Gross Sellout of the subject uses based on sales of comparable land in the subject's submarket.

In order to convert a Total (Gross) Sellout to an "as is" market value, a discounting process was used to account for sales expenses and holding costs during the absorption. The discounting process is calculated in three steps: First, an absorption period was estimated for the time period necessary to sellout the each land use's allocated density (either FAR, in the case of the office and retail uses, or multifamily units). Estimated site development costs, sales expenses and holding costs were then deducted from the gross sales proceeds to derive net sales proceeds. Finally, a discount rate was then applied to the net sale proceeds to reflect a return on debt and equity capital in order to indicate the Market Value by the Subdivision Development Approach.

MULTI-FAMILY LAND VALUE

The following map and table summarize the comparable data used in the valuation of the subject property. A detailed description of each transaction is included in the Addenda.



Multifamily Land Sale #1
Arundel Mills Boulevard
Hanover, Maryland 21076
Multifamily Land Sale #4
8420-40 Upper Sky Way
Laurel, Maryland 20723
SUBJECT PROPERTY
Laurel Park Station
Laurel, Maryland 20723
Multifamily Land Sale #2
2333 Dulles Station Boulevard
Herndon, Virginia 20171
Multifamily Land Sale #3
5523 Landy Lane
Bethesda, Maryland 20816

The sales utilized represent the best data available for comparison with the subject and were selected from residential land sales within the greater Washington, DC/Baltimore/MD area. These sales were chosen based upon their location and proposed use as multi-family developments.

SUMMARY OF COMPARABLE MULTI-FAMILY LAND SALES

No.	Property Location	Transaction Type	Transaction Date	Zoning	Actual Sale Price	Adjusted Sale Price [1]	Size (SF)	Allowable Units	Allowable Bldg. Area (SF)	Indicated FAR	Price Per Bldg. Area	Price Per Unit
1	Arundel Mills Boulevard/Route 100 Hanover, MD	Sale	Dec-10	C2	$23,860,000	$23,860,000	1,122,846	561	0	0.00	$0.00	$42,531
2	2333 Dulles Station Boulevard Herndon, VA	Sale	Oct-10	PDC	$21,250,000	$21,750,000	351,853	459	552,054	1.57	$39.40	$47,386
3	5523 Landy Lane Bethesda, MD	Sale	Mar-10	PD-28	$9,000,000	$7,800,000	43,560	121	176,000	4.04	$44.32	$64,463
4	8420 & 8440 Upper Sky Way Laurel, MD	Sale	Jun-09	PEC-MXD-3	$3,125,000	$4,125,000	359,196	164	180,000	0.50	$22.92	$25,152
Subject	Columbus Street & Route 1 Laurel, Maryland	---	---	PDC	---	---						

[1] Transaction amount adjusted for cash equivalency and/or development costs (where applicable)
Compiled by CBRE

SUMMARY OF ADJUSTMENTS

Based on our comparative analysis, the following chart summarizes the adjustments warranted to each comparable.

MULTI-FAMILY LAND SALES ADJUSTMENT GRID

Comparable Number	1	2	3	4	Subject
Transaction Type	Sale	Sale	Sale	Sale	---
Transaction Date	Dec-10	Oct-10	Mar-10	Jun-09	---
Zoning	C2	PDC	PD-28	PEC-MXD-3	PDC
Actual Sale Price	$23,860,000	$21,250,000	$9,000,000	$3,125,000	---
Adjusted Sale Price [1]	$23,860,000	$21,750,000	$7,800,000	$4,125,000	---
Size (Acres)	25.78	8.08	1.00	8.25	---
Size (SF)	1,122,846	351,853	43,560	359,196	
Allowable Units	561	459	121	164	1,000
Indicated FAR	N/A	1.57	4.04	0.50	0.48
Price Per Unit	$42,531	$47,386	$64,463	$25,152	
Price ($ PSF FAR)	$42,531	$47,386	$64,463	$25,152	
Property Rights Conveyed	0%	0%	0%	0%	
Financing Terms [1]	0%	0%	0%	0%	
Conditions of Sale	0%	0%	0%	0%	
Market Conditions	0%	0%	0%	10%	
Subtotal	$42,531	$47,386	$64,463	$27,667	
Size	0%	0%	-10%	0%	
Shape	0%	0%	0%	0%	
Corner	0%	0%	0%	0%	
Frontage	0%	-5%	0%	0%	
Topography	0%	0%	0%	0%	
Location	-25%	-40%	-50%	10%	
Zoning/Density	0%	0%	0%	0%	
Utilities	0%	0%	0%	0%	
Highest & Best Use	0%	0%	0%	0%	
Total Other Adjustments	-25%	-45%	-60%	10%	Average
Value Indication for Subject	$31,898	$26,062	$25,785	$30,434	$28,545

[1] Transaction amount adjusted for cash equivalency and/or development costs (where applicable)
Compiled by CBRE

CONCLUSION

After applying all the adjustments, the comparables indicate a value range of $25,785 to $31,898 per room. Based on the preceding analysis, a price per room indication in the middle of the range indicated by these comparables is deemed appropriate. The concluded value opinion for the multi-family FAR is $28,500 per unit.

OFFICE LAND VALUE

The following map and table summarizes the comparable data used in the valuation of the subject's office land. A detailed description of each transaction is included in the addenda.


Office Land Sale #3
3205 Corporate Court
Ellicott City, Maryland 21042
Office Land Sale #2
675 Watkins Mill Road
Gaithersburg, Maryland 20874
Office Land Offering #1
1460 Dorsey Road
Hanover, Maryland 21076
Office Land Sale #4
Maple Lawn Boulevard
Fulton, Maryland 20759
SUBJECT PROPERTY
Laurel Park Station
Laurel, Maryland 20723

The sales utilized represent the best data available for comparison with the subject and were selected from Southern Maryland.

SUMMARY OF COMPARABLE OFFICE LAND SALES

No.	Property Location	Transaction Type	Transaction Date	Zoning	Actual Sale Price	Adjusted Sale Price [1]	Size (SF)	Allowable Bldg. Area (SF)	Indicated FAR	Maximum FAR	Price Per SF	Price Per SF (FAR)
1	1460 Dorsey Road, Hanover, MD	Listing	Jan-11	W-1	$2,550,000	$10,800,000	281,397	60,000	0.21	N/A	$9.06	$42.50
2	675 Watkins Mill Road, Gaithersburg, MD	Sale	Dec-09	I-3	$5,000,000	$5,000,000	34,460	200,000	5.80	N/A	$145.10	$25.00
3	3205 Corporate Court, Ellicott City, MD	Sale	Jul-09	B-1	$400,000	$400,000	69,696	15,897	0.23	N/A	$5.74	$25.16
4	Maple Lawn Blvd @ Scaggsville Road NW Corner, Fulton, MD	Sale	May-09	RRMXD	$6,386,940	$6,386,940	908,662	135,000	0.15	0.27	$7.03	$47.31
Subject	Just off Route 1, Laurel, Maryland	---	---	PDC	---	---	2,085,322	0	N/A	0.00	---	---

[1] Transaction amount adjusted for cash equivalency and/or development costs (where applicable)
Compiled by CBRE

Given the uniqueness of each site and the rarity of true land sales, we believe it is most accurate to appraise these sites based on a sale price per building area (FAR) basis. This is common in the market, as it compares transactions based on proposed densities that vary from site to site.

SUMMARY OF ADJUSTMENTS

Based on our comparative analysis, the following chart summarizes the adjustments warranted to each comparable.

OFFICE LAND SALES ADJUSTMENT GRID

Comparable Number	1	2	3	4	Subject
Transaction Type	Listing	Sale	Sale	Sale	---
Transaction Date	Jan-11	Dec-09	Jul-09	May-09	---
Zoning	W-1	I-3	B-1	RRMXD	PDC
Actual Sale Price	$2,550,000	$5,000,000	$400,000	$6,386,940	---
Adjusted Sale Price [1]	$10,800,000	$5,000,000	$400,000	$6,386,940	---
Size (Acres)	6.46	0.79	1.60	20.86	47.87
Size (SF)	281,397	34,460	69,696	908,662	2,085,322
Allowable Bldg. Area (SF)	60,000	200,000	15,897	135,000	650,000
Indicated FAR	0.21	5.80	0.23	0.15	N/A
Maximum FAR	N/A	N/A	N/A	0.27	0.00
Price Per Acre	$394,737	$6,320,313	$250,000	$306,181	---
Price Per SF	$9.06	$145.10	$5.74	$7.03	---
Price Per Bldg. Area	$42.50	$25.00	$25.16	$47.31	---
Price ($ PSF FAR)	$42.50	$25.00	$25.16	$47.31	
Property Rights Conveyed	0%	0%	0%	0%	
Financing Terms [1]	0%	0%	0%	0%	
Conditions of Sale	-10%	0%	0%	0%	
Market Conditions (Time)	0%	0%	-10%	-10%	
Subtotal	$38.25	$25.00	$22.64	$42.58	
Size	0%	0%	0%	0%	
Shape	0%	0%	0%	0%	
Corner	0%	0%	0%	0%	
Frontage	0%	0%	0%	0%	
Condition of Site	0%	0%	10%	-10%	
Location	-20%	-10%	20%	-10%	
Zoning/Density	0%	0%	0%	0%	
Utilities	0%	0%	0%	0%	
Permits/Design/Etc.	-5%	-10%	-10%	-10%	
Total Other Adjustments	-25%	-20%	20%	-30%	Average
Value Indication for Subject	$28.69	$20.00	$27.17	$29.81	$26.42

[1] Transaction amount adjusted for cash equivalency and/or development costs (where applicable)
Compiled by CBRE

CONCLUSION

Based on the preceding discussions of each comparable and the foregoing adjustment analysis, each of the comparables is considered representative of the subject site, and each warrants consideration in the reconciliation. In conclusion, a price per FAR indication near the middle of the range indicated by these comparables is the most appropriate for the subject. The concluded value opinion for the office land component is $26.00 per FAR foot.


DRAFT

SUBDIVISION DEVELOPMENT APPROACH

In the Subdivision Development Approach, converting the Gross Sellout to a Market Value estimate requires a discounting process to account for sales expenses/holding costs during an absorption or sellout period. The discounting process was performed in three steps. First, an absorption period was estimated for each of the subject uses. Absorption rates were estimated in each of the market analysis sections. Estimated development costs, sales expenses, holding costs as well as profit were then deducted from the gross sales proceeds to derive net sales proceeds. A partitioned discount rate was then applied to the net cash flows generated by the project to estimate a Net Present Value of the future cash flows.

Unit and Density Values

We analyzed each land use within proposed plan for Laurel Park Station based on its highest and best use. We formed an opinion of value for the commercial office and retail densities, as well as the residential multifamily density. The following table summarizes our opinions for each land type.

LAUREL PARK STATION - RESIDUAL DENSITY CONCLUDED LAND VALUES

Land Uses	FAR	Units	Price per FAR	Price per Unit
Office	650,000	N/A	$26.00	
Retail	127,000	N/A	$26.00	
Multi-Family Units	1,000,000	1,000	N/A	$28,500
Total	1,777,000			

Source: CBRE

The retail component of the subject represents ground floor retail within one of the other uses, either an office or multifamily building. In the case of an office use, we have not broken out a separate value per FAR for that component of that density. However, in the case of the multifamily buildings and its ground retail component, has stripped out a separate line item in our cash flow since the multifamily has been valued on a price per unit basis. We have taken the pro rata share of the multifamily density and applied that ratio to the 127,000 square feet of retail space to determine how much of it will be dedicated to the multifamily portion of the overall development. This represents approximately 80,000 square feet or 63% of the total. The remaining 47,000 square feet or 37% will be added to the 650,000 square feet of office density.

The Gross Retail sell out of the land, prior to any remaining development costs, holding expenses or discounting is $54,408,175. The following chart summarizes the value of the land based only on sales.

LAUREL PARK STATION - RESIDUAL DENSITY CONCLUDING GROSS SELLOUT VALUES	
Office Density (with Retail Component)	$20,698,054
Retail Density (within Multifamily Buildings)	$2,339,039
Multifamily Density	$31,371,082
Total:	$54,408,175
Compiled by CBRE	

Growth Rate Assumptions

The inflation and growth rates for the DCF analysis have been estimated by analyzing the expectations typically used by buyers and sellers in the local marketplace. After keeping rates flat for the first two years, we have increased rates by 3% per annum inflation rate in our analysis.

FORECAST GROWTH RATES

Land Use	Year 1	Year 2	Year 3	Years 4 - 9
Office	0.0%	0.0%	3.0%	3.0%
Retail	0.0%	0.0%	3.0%	3.0%
Multifamily	0.0%	0.0%	3.0%	3.0%
Compiled by CBRE				

We have estimated site development costs to remain flat, given that it will be completed in the first two years. We have assumed Real Estate Taxes will remain flat for the first two years, based on current assessments, and then begin to increase 2% annually as the market recovers.

Timing

For the multifamily product, we have estimated the absorption based on the phasing schedule as established by the county planning department's sketch plan. While this schedule permits a block of units to come on-line in four consecutive years, we have chosen to space the delivery of each building a year apart, in order to given each time to stabilize before having to compete against a neighboring within the same development. The first of these land bays will presumably sell to an apartment builder the year prior to its permitted completion date. In order to prepare the sites for their sale, we have begun spending site development dollars in the year prior to the land sale, in order to finish the individual site bay and ready it for sale.

The take-down timing of the commercial space was discussed in the previous Office Market Analysis. Here we considered the current vacancy and projected excess supply of office space in both the Baltimore and Washington office markets and determined how many years it will take to adequately absorb the new product in order to justify more buildings online,

Development Costs

The most significant cost to the property is the expense to develop the site to deliver land bays. The subject's owners have not developed site work budgets, for the subject, we have had to rely on land development budget cost comparables. In the following table, we summarized the other land development projects in the Washington, DC area:

BUDGETED LAND DEVELOPMENT COSTS

Comparable:	1	2	3	4	5
Size (SF):	43.326 Acres	33.76 Acres	14.35 Acres	43.23 Acres	239.00 Acres
Property Type	Mixed Use	Mixed Use	Mixed Use	Mixed Use	Mixed Use
Planned Development	1,514 multi-family unit; 1,319,059 SF office; 370,586 SF retail; 1,414 space parking deck	30,000 SF office; 91,500 SF retail; 436,000 SF office/light ind Surface Parking only	800,000 SF office; 80,000 SF retail; 625 room hotel; 414 residential Underground Parking	542,000 SF office and retail; 1,009 residential units; 545 space garage	3500000 SF of office, flex/R7D and retail pad
Total SF	2,889,645	557,500	1,700,046	1,601,450	3,948,200
Cost Component					
Land Development	$12,221,330	$8,224,147	$29,376,787	$12,905,521	$30,637,000
Cost Per SF of Development	**$4.23**	**$14.75**	**$17.28**	**$8.06**	**$7.76**
Structured Parking	$18,869,830 ($13,345/space)	N/Appl	N/Appl	$12,714,000 ($13,000/space)	
Total Costs of Development	$31,091,160	$8,224,147	$29,376,787	$25,619,521	$30,637,000
Cost Per SF of Development	$10.76	$14.75	$17.28	$16.00	$7.76

Compiled by CBRE

The development cost comparables range from $4.23 to $17.28 per square foot of density for the projects above, excluding structured parking. Once structured parking costs are added to those projects that required it, the range increases to $7.76 to $17.28 per square foot. However, given the fact that the site is already cleared, graded and currently being used as a parking lot, we believe the cost per square foot of FAR will be considerably less than the average site. Therefore, we have concluded $5.00 per square foot of FAR as the cost for the site work. We have applied this figure to the year of the cash flow to prior to when the FAR is delivered.

Marketing/Closing Costs

We have estimated closing and marketing costs to be 5.0% of the sales price. This includes any marketing costs, brokerage fees, attorney's fees and transfer taxes incurred as part of the sale transaction. This is within the range of costs in the market for similar properties.

Real Estate Taxes

Annual real estate taxes have been estimated based on its current assessed values. The following table summarizes our estimate.

ESTIMATED REAL ESTATE TAXES PER UNIT OF ADDITIONAL FAR			
	FAR	RE Tax	Per FAR
Total Density	1,777,000 SF	$110,224	$0.06
Compiled by CBRE			

The real estate tax liability would be reduced at the end of the year the density sells.

General & Administrative

This line item covers the expenses for the corporate office management's salaries, benefits and overall administrative costs such as insurance, legal costs, and is typically based on 1.0% of the gross sales. We have allocated this amount over the sellout period.

Developer's Overhead

We have assumed developer's overhead of 3.0% annually to administer and manage the development. This is included in the development budget.

The developer's overhead, which is the fee the developer is compensated in order to manage the project, is based on the gross sell out and was estimated as a line item. Based on our absorption estimate, total developer's overhead, $1,630,201, represents approximately 3.0% of gross retail sales.

Profit on land sales is very difficult to abstract from the market particularly in a downward market. Profit and land are the first two areas to decline. The profit is remuneration to the seller/developer for management and coordination as well as risk associated with the sellout. During the real estate downturn, developers accept lower profit particularly in projects begun prior to the downturn. For the purposes of this analysis, profit will be incorporated as a component of the discount rate.

Discount Rate

The final step in developing the sellout analysis is to select an appropriate discount rate, which is applied to the series of net cash flows. Yield analysis refers to the internal rate of return, also known as the equity yield rate or discount rate, representing the return on and the return of the initial capital investment. This rate is usually developed by considering a normal safe rate plus the risks associated with investment in such a property. The internal rate of return analysis is used to discount anticipated future benefits into a present value estimate.

Specific risk factors affecting our discount rate selection in our analysis include:

- Estimating a realistic absorption pace of the various proposed land uses, especially given the nature of the neighboring land uses and the fact that Laurel is not currently a particularly well established office market
- Estimating accurate selling prices of the land bays
- Estimating accurate site development costs
- Estimating accurate holding cost projections

The above factors have not been presented in a hierarchy, but represent most of the major considerations for a developer. This is particularly true since it is difficult, at best, to prove conclusively the motivations of buyers in the marketplace, who determine the sales price. For the appraiser, the rate chosen should be consistent with available evidence derived from prevailing market attitudes and economic indicators.

We noted the risk rate associated with the future sales of multifamily and office density carry a higher rate than yield rates associated with improved properties (shopping centers, office buildings, apartment projects, etc.), that have a moderate assurance of an income stream. According to the Korpacz 4th Quarter 2010 National Land Development Market survey, national discount rates ranged from 15.00% up to 25.00%, with little change from their last survey six months ago. RealtyRates.Com's 4th Quarter 2010 Developer Survey showed national sellout property discount rates for the average pro forma, site-built mixed-use residential subdivisions and PUDs as ranging from 10.49% to 48.49%, with an average of 31.26%. Discussions with commercial land developers in the market indicated IRR's, inclusive of profit, range from about 18% up to 25%, with well located projects having the lower IRR's.

LAND DEVELOPMENT DISCOUNT RATES

	Low		High	Average
Korpacz - 4Q 2010				
National Land Development	15.00%	-	25.00%	N/A
RealtyRates.com - 4Q 2010				
Mixed-Use Residential Subdivisions/PUDs	10.49%	-	48.49%	31.26%
Market Participants	18.00%	-	25.00%	
CBRE Estimate				**20.00%**

Compiled by CBRE

Taken collectively, these conditions indicate that the project has moderate risk for a development project. Consequently, we have selected our discount rates, excluding profit, based on the time increments utilized in the cash flow.

The discounted cash flow is presented on the following table.



SUBDIVISION DEVELOPMENT APPROACH - AS IS VALUE

		Jan-11 Year 1	Jan-12 Year 2	Jan-13 Year 3	Jan-14 Year 4	Jan-15 Year 5	Jan-16 Year 6	Jan-17 Year 7	Jan-18 Year 8	Jan-19 Year 9	Total
Office (Price per FAR)		$26	$26	$27	$28	$28	$29	$30	$31	$32	
FAR Available (Incl. 47,000 SF of Retail FAR)		697,000	697,000	697,000	547,000	547,000	397,000	397,000	247,000	247,000	
FAR Absorptions		0	0	150,000	0	150,000	0	150,000	0	247,000	697,000
Multi-Family Housing (Price per Unit)		$28,500	$28,500	$29,355	$30,236	$31,143	$32,077	$33,039	$34,030	$35,051	
Units Available		1,000	1,000	690	690	505	505	250	250	250	
Unit Absorption		0	310	0	185	0	255	0	0	250	1,000
Retail (Price per FAR)		$26	$26	$27	$28	$28	$29	$30	$31	$32	
FAR Available (80,000 SF for Multi-Family Use)		80,000	80,000	55,200	55,200	40,400	40,400	20,000	20,000	0	
Absorption		0	24,800	0	14,800	0	20,400	0	20,000	0	80,000
Total FAR Remaining		1,777,000	1,777,000	1,442,200	1,292,200	1,092,400	942,400	667,000	517,000	497,000	
Avg RE Tax / FAR / YR		$0.06	$0.06	$0.06	$0.06	$0.07	$0.07	$0.07	$0.07	$0.07	
Sales Revenues											
Office Land Sales		$0	$0	$4,017,000	$0	$4,261,635	$0	$4,521,169	$0	$7,898,250	$20,698,054
Multi-Family Unit Sales		$0	$8,835,000	$0	$5,593,595	$0	$8,179,635	$0	$0	$8,762,851	$31,371,082
Retail FAR Sales		$0	$644,800	$0	$408,234	$0	$596,970	$0	$620,907	$0	$2,270,911
Gross Land Sales		$0	$9,479,800	$4,017,000	$6,001,830	$4,261,635	$8,776,605	$4,521,169	$620,907	$16,661,101	$54,340,047
Development and Selling Costs											
Development Costs		$1,674,000	$750,000	$999,000	$750,000	$1,377,000	$750,000	$100,000	$2,485,000	$0	$8,885,000
Marketing/Closing Costs @	5.0%	$0	$473,990	$200,850	$300,091	$213,082	$438,830	$226,058	$31,045	$833,055	$2,717,002
Real Estate Taxes		$110,224	$110,224	$91,246	$83,391	$71,907	$63,274	$45,679	$36,115	$35,412	$647,473
General & Administrative Costs	1.0%	$60,378	$60,378	$60,378	$60,378	$60,378	$60,378	$60,378	$60,378	$60,378	$543,400
Developer's Overhead @	3.0%	$0	$284,394	$120,510	$180,055	$127,849	$263,298	$135,635	$18,627	$499,833	$1,630,201
Total Expenses		$1,844,602	$1,678,986	$1,471,984	$1,373,915	$1,850,216	$1,575,780	$567,750	$2,631,165	$1,428,678	$14,423,077
Net Cash Flow (NCF)		($1,844,602)	$7,800,814	$2,545,016	$4,627,914	$2,411,419	$7,200,825	$3,953,419	($2,010,258)	$15,232,424	$39,916,970
Discount Rate for Positive NCF=	20.0%										
Discount Factor		0.8333333	0.6944444	0.5787037	0.4822531	0.4018776	0.3348980	0.2790816	0.2325680	0.1938067	
PV of Net Cash Flows		($1,537,168)	$5,417,232	$1,472,810	$2,231,826	$969,095	$2,411,542	$1,103,327	($467,522)	$2,952,146	$14,553,287
Total PV of NCF		$14,553,287									
Rounded (As Is Value)		**$14,600,000**									
Per FAR		**$8.22**									

Compiled by CBRE

RECONCILIATION OF VALUE

Substantial volatility in the capital markets has increased uncertainty in the real property marketplace. It is difficult to predict what may happen in the capital markets going forward. As a result, it is difficult to predict what may happen to real property values over time. Based on the foregoing, the market value of the subject has been concluded as follows:

MARKET VALUE CONCLUSION			
Appraisal Premise	**Interest Appraised**	**Date of Value**	**Value Conclusion**
As Is	Fee Simple Estate	January 21, 2011	$14,600,000
Compiled by CBRE			

We utilized the Sales Comparison Approach to estimate the value of the commercial office, retail and multifamily densities. The discounted cash flow analysis quantifies the economics of the remaining project by utilizing the gross sale proceeds and deducting typical expenses incurred during the sellout, as well as the costs necessary to finish the town home lots. Therefore, the subdivision development analysis provides a reliable value indication and has been given primary emphasis in the final value reconciliation.

Our valuation of the subject property considered the best information that was available at the time of our analysis. Due to lingering volatility in the marketplace, users of this appraisal should consider the current market uncertainty when determining the level of confidence they choose to place on these analyses and conclusions. Users are reminded that the appraisal conclusions in this report are effective as of the stated date(s) of valuation.

ASSUMPTIONS AND LIMITING CONDITIONS

1. Unless otherwise specifically noted in the body of the report, it is assumed that title to the property or properties appraised is clear and marketable and that there are no recorded or unrecorded matters or exceptions to title that would adversely affect marketability or value. CBRE is not aware of any title defects nor has it been advised of any unless such is specifically noted in the report. CBRE, however, has not examined title and makes no representations relative to the condition thereof. Documents dealing with liens, encumbrances, easements, deed restrictions, clouds and other conditions that may affect the quality of title have not been reviewed. Insurance against financial loss resulting in claims that may arise out of defects in the subject's title should be sought from a qualified title company that issues or insures title to real property.
2. Unless otherwise specifically noted in the body of this report, it is assumed: that the existing improvements on the property or properties being appraised are structurally sound, seismically safe and code conforming; that all building systems (mechanical/electrical, HVAC, elevator, plumbing, etc.) are in good working order with no major deferred maintenance or repair required; that the roof and exterior are in good condition and free from intrusion by the elements; that the property or properties have been engineered in such a manner that the improvements, as currently constituted, conform to all applicable local, state, and federal building codes and ordinances. CBRE professionals are not engineers and are not competent to judge matters of an engineering nature. CBRE has not retained independent structural, mechanical, electrical, or civil engineers in connection with this appraisal and, therefore, makes no representations relative to the condition of improvements. Unless otherwise specifically noted in the body of the report: no problems were brought to the attention of CBRE by ownership or management; CBRE inspected less than 100% of the entire interior and exterior portions of the improvements; and CBRE was not furnished any engineering studies by the owners or by the party requesting this appraisal. If questions in these areas are critical to the decision process of the reader, the advice of competent engineering consultants should be obtained and relied upon. It is specifically assumed that any knowledgeable and prudent purchaser would, as a precondition to closing a sale, obtain a satisfactory engineering report relative to the structural integrity of the property and the integrity of building systems. Structural problems and/or building system problems may not be visually detectable. If engineering consultants retained should report negative factors of a material nature, or if such are later discovered, relative to the condition of improvements, such information could have a substantial negative impact on the conclusions reported in this appraisal. Accordingly, if negative findings are reported by engineering consultants, CBRE reserves the right to amend the appraisal conclusions reported herein.
3. Unless otherwise stated in this report, the existence of hazardous material, which may or may not be present on the property was not observed by the appraisers. CBRE has no knowledge of the existence of such materials on or in the property. CBRE, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea formaldehyde foam insulation, contaminated groundwater or other potentially hazardous materials may affect the value of the property. The value estimate is predicated on the assumption that there is no such material on or in the property that would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

   We have inspected, as thoroughly as possible by observation, the land; however, it was impossible to personally inspect conditions beneath the soil. Therefore, no representation is made as to these matters unless specifically considered in the appraisal.
4. All furnishings, equipment and business operations, except as specifically stated and typically considered as part of real property, have been disregarded with only real property being considered in the report unless otherwise stated. Any existing or proposed improvements, on or off-site, as well as any alterations or repairs considered, are assumed to be completed in a workmanlike manner according to standard practices based upon the information submitted to CBRE This report may be subject to amendment upon re-inspection of the subject subsequent to repairs, modifications, alterations and completed new construction. Any estimate of Market Value is as of the date indicated; based upon the information, conditions and projected levels of operation.
5. It is assumed that all factual data furnished by the client, property owner, owner's representative, or persons designated by the client or owner to supply said data are accurate and correct unless otherwise specifically noted in the appraisal report. Unless otherwise specifically noted in the appraisal report, CBRE has no reason to believe that any of the data furnished contain any material error. Information and data referred to in this paragraph include, without being limited to, numerical street addresses, lot and block numbers, Assessor's Parcel Numbers, land dimensions, square footage area of the land, dimensions of the improvements, gross building areas, net rentable areas, usable areas, unit count, room count, rent schedules, income data, historical operating expenses, budgets, and related data. Any material error in any of the above data could have a substantial impact on the conclusions reported. Thus, CBRE reserves the right to amend conclusions reported if made aware of any such error. Accordingly, the client-addressee should carefully review

all assumptions, data, relevant calculations, and conclusions within 30 days after the date of delivery of this report and should immediately notify CBRE of any questions or errors.

6. The date of value to which any of the conclusions and opinions expressed in this report apply, is set forth in the Letter of Transmittal. Further, that the dollar amount of any value opinion herein rendered is based upon the purchasing power of the American Dollar on that date. This appraisal is based on market conditions existing as of the date of this appraisal. Under the terms of the engagement, we will have no obligation to revise this report to reflect events or conditions which occur subsequent to the date of the appraisal. However, CBRE will be available to discuss the necessity for revision resulting from changes in economic or market factors affecting the subject.
7. CBRE assumes no private deed restrictions, limiting the use of the subject in any way.
8. Unless otherwise noted in the body of the report, it is assumed that there are no mineral deposit or subsurface rights of value involved in this appraisal, whether they be gas, liquid, or solid. Nor are the rights associated with extraction or exploration of such elements considered unless otherwise stated in this appraisal report. Unless otherwise stated it is also assumed that there are no air or development rights of value that may be transferred.
9. CBRE is not aware of any contemplated public initiatives, governmental development controls, or rent controls that would significantly affect the value of the subject.
10. The estimate of Market Value, which may be defined within the body of this report, is subject to change with market fluctuations over time. Market value is highly related to exposure, time promotion effort, terms, motivation, and conclusions surrounding the offering. The value estimate(s) consider the productivity and relative attractiveness of the property, both physically and economically, on the open market.
11. Any cash flows included in the analysis are forecasts of estimated future operating characteristics are predicated on the information and assumptions contained within the report. Any projections of income, expenses and economic conditions utilized in this report are not predictions of the future. Rather, they are estimates of current market expectations of future income and expenses. The achievement of the financial projections will be affected by fluctuating economic conditions and is dependent upon other future occurrences that cannot be assured. Actual results may vary from the projections considered herein. CBRE does not warrant these forecasts will occur. Projections may be affected by circumstances beyond the current realm of knowledge or control of CBRE
12. Unless specifically set forth in the body of the report, nothing contained herein shall be construed to represent any direct or indirect recommendation of CBRE to buy, sell, or hold the properties at the value stated. Such decisions involve substantial investment strategy questions and must be specifically addressed in consultation form.
13. Also, unless otherwise noted in the body of this report, it is assumed that no changes in the present zoning ordinances or regulations governing use, density, or shape are being considered. The property is appraised assuming that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, nor national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimates contained in this report is based, unless otherwise stated.
14. This study may not be duplicated in whole or in part without the specific written consent of CBRE nor may this report or copies hereof be transmitted to third parties without said consent, which consent CBRE reserves the right to deny. Exempt from this restriction is duplication for the internal use of the client-addressee and/or transmission to attorneys, accountants, or advisors of the client-addressee. Also exempt from this restriction is transmission of the report to any court, governmental authority, or regulatory agency having jurisdiction over the party/parties for whom this appraisal was prepared, provided that this report and/or its contents shall not be published, in whole or in part, in any public document without the express written consent of CBRE which consent CBRE reserves the right to deny. Finally, this report shall not be advertised to the public or otherwise used to induce a third party to purchase the property or to make a "sale" or "offer for sale" of any "security", as such terms are defined and used in the Securities Act of 1933, as amended. Any third party, not covered by the exemptions herein, who may possess this report, is advised that they should rely on their own independently secured advice for any decision in connection with this property. CBRE shall have no accountability or responsibility to any such third party.
15. Any value estimate provided in the report applies to the entire property, and any pro ration or division of the title into fractional interests will invalidate the value estimate, unless such pro ration or division of interests has been set forth in the report.
16. The distribution of the total valuation in this report between land and improvements applies only under the existing program of utilization. Component values for land and/or buildings are not intended to be used in conjunction with any other property or appraisal and are invalid if so used.

17. The maps, plats, sketches, graphs, photographs and exhibits included in this report are for illustration purposes only and are to be utilized only to assist in visualizing matters discussed within this report. Except as specifically stated, data relative to size or area of the subject and comparable properties has been obtained from sources deemed accurate and reliable. None of the exhibits are to be removed, reproduced, or used apart from this report.
18. No opinion is intended to be expressed on matters which may require legal expertise or specialized investigation or knowledge beyond that customarily employed by real estate appraisers. Values and opinions expressed presume that environmental and other governmental restrictions/conditions by applicable agencies have been met, including but not limited to seismic hazards, flight patterns, decibel levels/noise envelopes, fire hazards, hillside ordinances, density, allowable uses, building codes, permits, licenses, etc. No survey, engineering study or architectural analysis has been made known to CBRE unless otherwise stated within the body of this report. If the Consultant has not been supplied with a termite inspection, survey or occupancy permit, no responsibility or representation is assumed or made for any costs associated with obtaining same or for any deficiencies discovered before or after they are obtained. No representation or warranty is made concerning obtaining these items. CBRE assumes no responsibility for any costs or consequences arising due to the need, or the lack of need, for flood hazard insurance. An agent for the Federal Flood Insurance Program should be contacted to determine the actual need for Flood Hazard Insurance.
19. Acceptance and/or use of this report constitutes full acceptance of the Contingent and Limiting Conditions and special assumptions set forth in this report. It is the responsibility of the Client, or client's designees, to read in full, comprehend and thus become aware of the aforementioned contingencies and limiting conditions. Neither the Appraiser nor CBRE assumes responsibility for any situation arising out of the Client's failure to become familiar with and understand the same. The Client is advised to retain experts in areas that fall outside the scope of the real estate appraisal/consulting profession if so desired.
20. CBRE assumes that the subject analyzed herein will be under prudent and competent management and ownership; neither inefficient or super-efficient.
21. It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined and considered in the appraisal report.
22. No survey of the boundaries of the property was undertaken. All areas and dimensions furnished are presumed to be correct. It is further assumed that no encroachments to the realty exist.
23. The Americans with Disabilities Act (ADA) became effective January 26, 1992. Notwithstanding any discussion of possible readily achievable barrier removal construction items in this report, CBRE has not made a specific compliance survey and analysis of this property to determine whether it is in conformance with the various detailed requirements of the ADA. It is possible that a compliance survey of the property together with a detailed analysis of the requirements of the ADA could reveal that the property is not in compliance with one or more of the requirements of the ADA. If so, this fact could have a negative effect on the value estimated herein. Since CBRE has no specific information relating to this issue, nor is CBRE qualified to make such an assessment, the effect of any possible non-compliance with the requirements of the ADA was not considered in estimating the value of the subject.
24. Client shall not indemnify Appraiser or hold Appraiser harmless unless and only to the extent that the Client misrepresents, distorts, or provides incomplete or inaccurate appraisal results to others, which acts of the Client proximately result in damage to Appraiser. The Client shall indemnify and hold Appraiser harmless from any claims, expenses, judgments or other items or costs arising as a result of the Client's failure or the failure of any of the Client's agents to provide a complete copy of the appraisal report to any third party. In the event of any litigation between the parties, the prevailing party to such litigation shall be entitled to recover from the other reasonable attorney fees and costs.
25. The report is for the sole use of the client; however, client may provide only complete, final copies of the appraisal report in its entirety (but not component parts) to third parties who shall review such reports in connection with loan underwriting or securitization efforts. Appraiser is not required to explain or testify as to appraisal results other than to respond to the client for routine and customary questions. Please note that our consent to allow an appraisal report prepared by CBRE or portions of such report, to become part of or be referenced in any public offering, the granting of such consent will be at our sole discretion and, if given, will be on condition that we will be provided with an Indemnification Agreement and/or Non-Reliance letter, in a form and content satisfactory to us, by a party satisfactory to us. We do consent to your submission of the reports to rating agencies, loan participants or your auditors in its entirety (but not component parts) without the need to provide us with an Indemnification Agreement and/or Non-Reliance letter.
26. As part of the client's requested scope of work, an estimate of insurable value is provided herein. CBRE has followed traditional appraisal standards to develop a reasonable calculation based upon industry practices and industry accepted publications such as the Marshal Valuation Service handbook. The methodology employed is a derivation of the cost

approach which is primarily used as an academic exercise to help support the market value estimate and therefore is not reliable for Insurable Value estimates. Actual construction costs and related estimates can vary greatly from this estimate.

This analysis should not be relied upon to determine proper insurance coverage which can only be properly estimated by consultants considered experts in cost estimation and insurance underwriting. It is provided to aid the client/reader/user as part of their overall decision making process and no representations or warranties are made by CBRE regarding the accuracy of this estimate and it is strongly recommend that other sources be utilized to develop any estimate of insurable value.


DRAFT



ADDENDA

ADDENDUM A

GLOSSARY OF TERMS

assessed value Assessed value applies in ad valorem taxation and refers to the value of a property according to the tax rolls. Assessed value may not conform to market value, but it is usually calculated in relation to a market value base. †

cash equivalency The procedure in which the sale prices of comparable properties sold with atypical financing are adjusted to reflect typical market terms.

contract rent The actual rental income specified in a lease. ‡

effective rent The rental rate net of financial concessions such as periods of no rent during the lease term; may be calculated on a discounted basis, reflecting the time value of money, or on a simple, straight-line basis. ‡

excess land In regard to an improved site, the land not needed to serve or support the existing improvement. In regard to a vacant site or a site considered as though vacant, the land no needed to accommodate the site's primary highest and best use. Such land may be separated from the larger site and have its own highest and best use, or it may allow for future expansion of the existing or anticipated improvement. *See also* surplus land. ‡

extraordinary assumption An assumption directly related to a specific assignment, which, if found to be false, could alter the appraiser's opinions or conclusions. Extraordinary assumptions presume as fact otherwise uncertain information about physical, legal, or economic characteristics of the subject property; or about conditions external to the property such as market conditions or trends; or about the integrity of data used in an analysis. *See also* hypothetical condition. ‡

fee simple estate Absolute ownership unencumbered by any other interest or estate, subject only to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat. †

floor area ratio (FAR) The relationship between the above-ground floor area of a building, as described by the building code, and the area of the plot on which it stands; in planning and zoning, often expressed as a decimal, e.g., a ratio of 2.0 indicates that the permissible floor area of a building is twice the total land area; also called *building-to-land ratio*. ‡

full service lease A lease in which rent covers all operating expenses. Typically, full service leases are combined with an *expense stop*, the expense level covered by the contract lease payment. Increases in expenses above the expense stop level are passed through to the tenant and are known as *expense pass-throughs*.

going concern value Going concern value is the value of a proven property operation. It includes the incremental value associated with the business concern, which is distinct from the value of the real estate only. Going concern value includes an intangible enhancement of the value of an operating business enterprise which is produced by the assemblage of the land, building, labor, equipment, and marketing operation. This process creates an economically viable business that is expected to continue. Going concern value refers to the total value of a property, including both real property and intangible personal property attributed to the business value. †

gross building area (GBA) The total floor area of a building, including below-grade space but excluding unenclosed areas, measured from the exterior of the walls. Gross building area for office buildings is computed by measuring to the outside finished surface of permanent outer building walls without any deductions. All enclosed floors of the building including basements, mechanical equipment floors, penthouses, and the like are included in the measurement. Parking spaces and parking garages are excluded. ‡

hypothetical condition That which is contrary to what exists but is supposed for the purpose of analysis. Hypothetical conditions assume conditions contrary to known facts about physical, legal, or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about the integrity of data used in an analysis. *See also* extraordinary assumption. ‡

insurable value Insurable Value is based on the replacement and/or reproduction cost of physical items that are subject to loss from hazards. Insurable value is that portion of the value of an asset or asset group that is acknowledged or recognized under the provisions of an applicable loss insurance policy. This value is often controlled by state law and varies from state to state. †

investment value Investment value is the value of an investment to a particular investor based on his or her investment requirements. In contrast to market value, investment value is value to an individual, not value in the marketplace. Investment value reflects the subjective relationship between a particular investor and a given investment. When measured in dollars, investment value is the price an investor would pay for an investment in light of its perceived capacity to satisfy his or her desires, needs, or investment goals. To estimate investment value, specific investment criteria must be known. Criteria to evaluate a real estate investment are not necessarily set down by the individual investor; they may be established by an expert on real estate and its value, that is, an appraiser. †

leased fee
See leased fee estate

leased fee estate An ownership interest held by a landlord with the right of use and occupancy conveyed by lease to others. The rights of the lessor (the leased fee owner) and the leased fee are specified by contract terms contained within the lease.‡

leasehold
See leasehold estate

leasehold estate The interest held by the lessee (the tenant or renter) through a lease conveying the rights of use and occupancy for a stated term under certain conditions.‡

market rent The most probable rent that a property should bring in a competitive and open market reflecting all conditions and restrictions of the specified lease agreement including term, rental adjustment and revaluation, permitted uses, use restrictions, and expense obligations. ‡

market value Market value is one of the central concepts of the appraisal practice. Market value is differentiated from other types of value in that it is created by the collective patterns of the market. Market value means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby: 1) A reasonable time is allowed for exposure in the open market; 2) Both parties are well informed or well advised, and acting in what they consider their own best interests; 3) Buyer and seller are typically motivated; 4) Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and 5) The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.§

marketing period The time it takes an interest in real property to sell on the market subsequent to the date of an appraisal. ‡

net lease Lease in which all or some of the operating expenses are paid directly by the tenant. The landlord never takes possession of the expense payment. In a *Triple Net Lease* all operating expenses are the responsibility of the tenant, including property taxes, insurance, interior maintenance, and other miscellaneous expenses. However, management fees and exterior maintenance are often the responsibility of the lessor in a triple net lease. A *modified net lease* is one in which some expenses are paid separately by the tenant and some are included in the rent.

net rentable area (NRA) 1) The area on which rent is computed. 2) The Rentable Area of a floor shall be computed by measuring to the inside finished surface of the dominant portion of the permanent outer building walls, excluding any major vertical penetrations of the floor. No deductions shall be made for columns and projections necessary to the building. Include space such as mechanical room, janitorial room, restrooms, and lobby of the floor. *

occupancy rate The relationship or ratio between the income received from the rented units in a property and the income that would be received if all the units were occupied.‡

prospective value opinion A forecast of the value expected at a specified future date. A prospective value opinion is most frequently sought in connection with real estate projects that are proposed, under construction, or under conversion to a new us, or those that have not achieved sellout or a stabilized level of long-term occupancy at the time the appraisal report is written. ‡

reasonable exposure time The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective opinion based upon an analysis of past events assuming a competitive and open market. ††

rent
See
full service lease
net lease
market rent
contract, coupon, face, or nominal rent
effective rent

shell rent The typical rent paid for retail, office, or industrial tenant space based on minimal "shell" interior finishes (called plain vanilla finish in some areas). Usually the landlord delivers the main building shell space or some minimum level of interior build-out, and the tenant completes the interior finish, which can include wall, ceiling, and floor finishes; mechanical systems, interior electric, and plumbing. Typically these are long-term leases with tenants paying all or most property expenses. ‡

surplus land Land not necessary to support the highest and best use of the existing improvement but, because of physical limitations, building placement, or neighborhood norms, cannot be sold off separately. Such land may or may not contribute positively to value and may or may not accommodate future expansion of an existing or anticipated improvement. *See also* excess land. ‡

usable area 1) The area actually used by individual tenants. 2) The Usable Area of an office building is computed by measuring to the finished surface of the office side of corridor and other permanent walls, to the center of partitions that separate the office from adjoining usable areas, and to the inside finished surface of the dominant portion of the permanent outer building walls. Excludes areas such as mechanical rooms, janitorial room, restrooms, lobby, and any major vertical penetrations of a multi-tenant floor. *

use value Use value is a concept based on the productivity of an economic good. Use value is the value a specific property has for a specific use. Use value focuses on the value the real estate contributes to the enterprise of which it is a part, without regard to the property's highest and best use or the monetary amount that might be realized upon its sale. †

value indication An opinion of value derived through application of the appraisal process. ‡

† *The Appraisal of Real Estate*, Twelfth Edition, Appraisal Institute, 2001.

‡ *The Dictionary of Real Estate Appraisal*, Fourth Edition, Appraisal Institute, 2002.

§ Office of Comptroller of the Currency (OCC), 12 CFR Part 34, Subpart C – Appraisals, 34.42 (g); Office of Thrift Supervision (OTS), 12 CFR 564.2 (g); Appraisal Institute, *The Dictionary of Real Estate Appraisal*, 4th ed. (Chicago: Appraisal Institute, 2002), 177-178. This is also compatible with the RTC, FDIC, FRS and NCUA definitions of market value as well as the example referenced in the *Uniform Standards of Professional Appraisal Practice (USPAP)*.

* 2000 BOMA Experience Exchange Report, Income/Expense Analysis for Office Buildings (Building Owners and Managers Association, 2000)

†† *Statement on Appraisal Standard No. 6*, Appraisal Standards Board of The Appraisal Foundation, September 16, 1993, revised June 15, 2004.

ADDENDUM B

MULTIFAMILY LAND SALE DATA SHEETS

MULTI-FAMILY LAND SALE No. 1

Preston Commons

Location Data

Location:	**Arundel Mills Boulevard/Route 100** **Hanover,MD 21076**
County:	**Anne Arundel**
Assessor's Parcel No:	**04-005-90212159**
Atlas Ref:	**N/A**

Sale Data

Transaction Type:	**Sale**
Date:	**12/2010**
Marketing Time:	**N/A**
Grantor:	**Preston Patagonia - AM, LLC**
Grantee:	**Dorsey Ridge Associates, LLC**
Document No.:	**22953-005**
Sale Price:	**$23,860,000**
Financing:	**Not Available**
Cash Eq.Price:	**$23,860,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$23,860,000**
Verification:	**Public records, CoStar**

Physical Data

Type:	**Multi-Family**	
Land Area:	**Gross**	**Usable**
Acres:	**25.7770**	**25.7770**
Square Feet:	**1,122,846**	**1,122,846**
Topography:		
Shape:	**Irregular**	
Utilities:		
Zoning:	**C2**	
Allowable Bldg Area:	**N/A**	
Floor Area Ratio:	**N/A**	
No. of units:	**561**	
Max FAR:	**N/A**	
Frontage:	**Route 100; Dorsey Road**	


ARUNDEL MILLS

Analysis

Use At Sale:	**Vacant land (wooded)**
Proposed Use or Dev.	**Multi-Family**
Price Per Acre:	**$925,631**
Price Per SF of Land:	**$21.25**
Price Per Unit:	**$42,531**
Price Per SF of Bldg:	**N/A**

Comments

This property is located between Route 100 and Route 176 (Dorsey Road) on the north side of Arundel Mills Boulevard (Route 713) in Hanover, Maryland. The site is located across Route 100 from Arundel Mills Mall, three miles southwest of BWI airport, and four miles north of Fort Meade. One section of the proposed project will include 323 mid-rise elevator apartments with a covered garage parking garage on the same level as the residences. The other section of the project will include 238 one, two and three-bedroom villa-style and townhome apartments with optional attached and direct-access garages.

JLB @ Dulles Station

Location Data

Location:	2333 Dulles Station Boulevard Herndon,VA 20171
County:	Fairfax
Assessor's Parcel No:	0154 05 0002B & 3A
Atlas Ref:	N/A

Sale Data

Transaction Type:	Sale
Date:	10/2010
Marketing Time:	4 months
Grantor:	Dulles Station Herndon, LLC
Grantee:	JLB Partners
Document No.:	21301-229
Sale Price:	$21,250,000
Financing:	Not Available
Cash Eq.Price:	$21,250,000
Onsite/Offsite Costs:	$500,000
Adj. Sale Price:	$21,750,000
Verification:	Buyer, public records, CoStar

Physical Data

Type:	Multi-Family	
Land Area:	Gross	Usable
Acres:	8.0774	8.0774
Square Feet:	351,853	351,853
Topography:	Level, At Street Grade	
Shape:	Irregular	
Utilities:	All to site	
Zoning:	PDC	
Allowable Bldg Area:	552,054	
Floor Area Ratio:	1.57	
No. of units:	459	
Max FAR:		
Frontage:	Dulles Station Boulevard;	


PDC
PDH-20
5

Analysis

Use At Sale:	Vacant land
Proposed Use or Dev.	Multi-family
Price Per Acre:	$2,692,698
Price Per SF of Land:	$61.82
Price Per Unit:	$47,386
Price Per SF of Bldg:	$39.40

Comments

This property is located in Herndon, VA on the south side of the Dulles Toll Road approximately 3/4 mile west of the Dulles Toll Road/Centreville Road interchange and 1/2 mile east of the proposed Route 28 Metrorail station, currently scheduled for opening in 2016. The buyer will reportedly develop a 459-unit multi-family project within two wood/frame buildings with ground-level retail and poured-in-place structured parking. The building will include a total of 552,054 SF including the retail component (17,000 SF) and amenity package. The average unit size for the residential component is 964 SF. Stabilized pro-forma rents were $1.75 PSF. Plans were in-place at the time of the sale; however, the buyer plans to spend approximately $500,000 to update the plans. This cost has been included in our adjusted sale price. The buyer noted that most impact fees/proffers have been paid in association with the Dulles Station master plan; however, approximaetly $5,000 per unit in impact fees/infrastructure costs/proffers are remaining. No adjustment has been made for the remaining fees. Ground-break is reportedly scheduled for March 2011 with completion scheduled for Summer 2013. JPI purchased the site in March 2007 for $31,375,000 ($65,569 per unit), but foreclosed in September 2009. The bank, Wachovia/Wells Fargo, held the asset for future fee-simple sale. The fee-simple interest was marketed for 4-5 months with a 30-day closing. The purchase was financed with a loan at 60% LTV.

5523 Landy Lane

Location Data

Location:	**5523 Landy Lane** **Bethesda,MD 20816**
County:	**Montgomery**
Assessor's Parcel No:	**07-03374317**
Atlas Ref:	**N/A**

Sale Data

Transaction Type:	**Sale**
Date:	**3/2010**
Marketing Time:	**N/A**
Grantor:	**Washington Episcopal Day School**
Grantee:	**HWSI LLC (Sheridan Development)**
Document No.:	**39086/0001**
Sale Price:	**$9,000,000**
Financing:	**See Comments**
Cash Eq.Price:	**$7,800,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$7,800,000**
Verification:	**Buyer, CoStar, Public Record**

Physical Data

Type:	**Multi-Family**	
Land Area:	**Gross**	**Usable**
Acres:	**1.0000**	**1.0000**
Square Feet:	**43,560**	**43,560**
Topography:	**Level, At Street Grade**	
Shape:	**Irregular**	
Utilities:	**All**	
Zoning:	**PD-28**	
Allowable Bldg Area:	**176,000**	
Floor Area Ratio:	**4.04**	
No. of units:	**121**	
Max FAR:		
Frontage:	**Landy Lane;**	



Analysis

Use At Sale:	**Paved parking**
Proposed Use or Dev.	**Condominum (Senior)**
Price Per Acre:	**$7,800,000**
Price Per SF of Land:	**$179.06**
Price Per Unit:	**$64,463**
Price Per SF of Bldg:	**$44.32**

Comments

This property is located approximately one-quarter mile northwest of the River Road/Little Falls Parkway intersection. The site exhibits good access to the Capital Crescent Trail, approximately one mile south of downtown Bethesda. The site is currently a paved parking lot. The buyer plans to develop into an 8-story 121-unit, 176,000 SF, apartment building with 4 levels of below-grade parking. The buyer will subdivide and sellout as condominiums. The property was rezoned prior to the sale from R-30 to PD-28. The approved plans in conjunction with the rezoning require the building to be rentals or condos for 55+ individuals, which requires no impact to public schools. The seller issued an RFP approximately 4 years ago, with the price negotiated in 2007/2008 at approximately $12 million. The price was negotiated downwards due to declining market conditions to $9 million. The buyer used a $6.5 million mortgage at market terms, along with a $4 million, 2-yr. note from the seller at 0% interest to finance the acquisition. The comparable has been adjusted within the adjusted sale price for financing assuming a 15% equity return on the seller-financed position.

Enclave at Emerson Parcel

Location Data

Location:	**8420 & 8440 Upper Sky Way Laurel,MD 20723**
County:	**Howard**
Assessor's Parcel No:	**06-585841, 06-585868**
Atlas Ref:	**N/A**

Physical Data

Type:	**Multi-Family**	
Land Area:	**Gross**	**Usable**
Acres:	**8.2460**	**8.2460**
Square Feet:	**359,196**	**359,196**
Topography:	**Generally Level**	
Shape:	**Irregular**	
Utilities:	**All**	
Zoning:	**PEC-MXD-3**	
Allowable Bldg Area:	**180,000**	
Floor Area Ratio:	**0.50**	
No. of units:	**164**	
Max FAR:		
Frontage:	**Upper Sky Way;**	

Sale Data

Transaction Type:	**Sale**
Date:	**6/2009**
Marketing Time:	**N/A**
Grantor:	**General Growth Properties**
Grantee:	**Bavar Properties Group**
Document No.:	**11826/490**
Sale Price:	**$3,125,000**
Financing:	**Cash to Seller**
Cash Eq.Price:	**$3,125,000**
Onsite/Offsite Costs:	**$1,000,000**
Adj. Sale Price:	**$4,125,000**
Verification:	**Rob Bavar, Buyer; Mark Thompson, Broker; Gabe Cho -**

Analysis

Use At Sale:	**Vacant**
Proposed Use or Dev.	**Apartment**
Price Per Acre:	**$500,242**
Price Per SF of Land:	**$11.48**
Price Per Unit:	**$25,152**
Price Per SF of Bldg:	**$22.92**

Comments

This parcel is located in the northern quadrant of the intersection of I-95 and Scaggsville Road (SR 216) in Laurel, MD. The site was acquired by Bavar Properties Group from General Growth properties, and is entitled for 164 units at the Enclave at Emerson luxury multifamily complex. The site is reportedly rough graded. The site has minimal road frontage, and will require the construction of a road at a cost estimated by the developer to be $1M, which has been added to the purchase price. The property will have surface parking. Reportedly, the development will contain no moderately-priced units. A planner with Howard County indicated the development will contain approximately 180,000 SF of apartment space, with 129 flat units and 35 townhouses.

ADDENDUM C

OFFICE LAND SALE DATA SHEETS

OFFICE LAND SALE No. 1

1460 Dorsey Road

Location Data

Location:	**1460 Dorsey Road** **Hanover,MD 21076**
County:	**Anne Arundel**
Assessor's Parcel No:	**05-000-05776400**
Atlas Ref:	**N/A**

Sale Data

Transaction Type:	**Listing**
Date:	**1/2011**
Marketing Time:	**24 months**
Grantor:	**1460 Dorsey Road, LLC**
Grantee:	**N/A**
Document No.:	**N/A**
Sale Price:	**$2,550,000**
Financing:	**Not Available**
Cash Eq.Price:	**$2,550,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$2,550,000**
Verification:	**Broker**

Physical Data

Type:	**Office**	
Land Area:	**Gross**	**Usable**
Acres:	**6.4600**	**6.4600**
Square Feet:	**281,397**	**281,397**
Topography:	**Level, At Street Grade**	
Shape:	**Irregular**	
Utilities:	**All to site**	
Zoning:	**W-1**	
Allowable Bldg Area:	**60,000**	
Floor Area Ratio:	**0.21**	
No. of units:	**N/A**	
Max FAR:	**N/A**	
Frontage:	**Dorsey Road;**	

Analysis

Use At Sale:	**Vacant**
Proposed Use or Dev.	**Office**
Price Per Acre:	**$394,736**
Price Per SF of Land:	**$9.06**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**$42.50**

Comments

This property is located on the north side of Dorsey Road across Route 100 from Arundel Mills Mall. Preliminary plans are approved for a 60,000 square-foot office building. The site is raw land with all utilities are available to the site. The property has been on the market for over two years with limited interest. The broker noted that pricing will be re-addressed in 2011, likely in the low $2M range, a 10% - 15% decline.

Monument Corporate Center-Unit 2

Location Data

Location:	**675 Watkins Mill Road Gaithersburg,MD 20874**
County:	**Montgomery**
Assessor's Parcel No:	**09-03544500**
Atlas Ref:	**N/A**

Sale Data

Transaction Type:	**Sale**
Date:	**12/2009**
Marketing Time:	**N/A**
Grantor:	**Monument Corporate Center LLC**
Grantee:	**Kaiser Foundation Health**
Document No.:	**38548-337**
Sale Price:	**$5,000,000**
Financing:	**Not Available**
Cash Eq.Price:	**$5,000,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$5,000,000**
Verification:	**Seller, public records**

Physical Data

Type:	**Office**	
Land Area:	**Gross**	**Usable**
Acres:	**0.7911**	**0.7911**
Square Feet:	**34,460**	**34,460**
Topography:	**Level, At Street Grade**	
Shape:	**Rectangular**	
Utilities:	**All to site**	
Zoning:	**I-3**	
Allowable Bldg Area:	**200,000**	
Floor Area Ratio:	**5.80**	
No. of units:	**N/A**	
Max FAR:		
Frontage:	**N/A;**	


FUTURE WATKINS MILL ROAD
MONUMENT CORPORATE CENTER CONDOMINIUM

Analysis

Use At Sale:	**Vacant**
Proposed Use or Dev.	**Office**
Price Per Acre:	**$6,320,313**
Price Per SF of Land:	**$145.10**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**$25.00**

Comments

This transfer represents the sale of a 0.79 acres site known as Unit 2 of the Monument Corporate Center in Gaithersburg, MD. The property is on Watkins Mill Road and has slight exposure on I-270. The site was approved for the development of a 200,000 square foot office building. Some infrastructure was in place, but the site would require an additional 150 structured parking spaces according to the approved site plan. Kaiser also acquired the Monument Corportate Center 1 building at the time of this transaction.

Future Office Site

Location Data

Location:	**3205 Corporate Court** **Ellicott City,MD 21042**
County:	**Howard**
Assessor's Parcel No:	**N/A**
Atlas Ref:	**N/A**

Sale Data

Transaction Type:	**Sale**
Date:	**7/2009**
Marketing Time:	**N/A**
Grantor:	**TriAlliance Commercial R/E**
Grantee:	**(Not recorded yet)**
Document No.:	**N/A**
Sale Price:	**$400,000**
Financing:	**Not Available**
Cash Eq.Price:	**$400,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$400,000**
Verification:	**Buyer, COMPs, public record**

Physical Data

Type:	**Office**	
Land Area:	**Gross**	**Usable**
Acres:	**1.6000**	**1.6000**
Square Feet:	**69,696**	**69,696**
Topography:	**Level, At Street Grade**	
Shape:	**Irregular**	
Utilities:	**All to site**	
Zoning:	**B-1**	
Allowable Bldg Area:	**15,897**	
Floor Area Ratio:	**0.23**	
No. of units:	**N/A**	
Max FAR:		
Frontage:	**Pine Orchard Lane;**	

Analysis

Use At Sale:	**Vacant**
Proposed Use or Dev.	**Office use**
Price Per Acre:	**$250,000**
Price Per SF of Land:	**$5.74**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**$25.16**

Comments

This property is located within the Pine Orchard Office Park and just off of Baltimore National Park (Route 40). The site was acquired with approvals in place for a 15,897 square foot office building. The storm water management pond was already in place as this site was originally part of the office park, which the owner's association decided to sell to raise cash for capital improvements. Utilities are located along the property line and the site is currently wooded. The site includes an access easement, which runs across an adjoining parking lot.

OFFICE LAND SALE No. 4

Maple Lawn Parcel

Location Data

Location:	**Maple Lawn Blvd @ Scaggsville Fulton,MD 20759**
County:	**Howard**
Assessor's Parcel No:	**05-435501, 05-451043**
Atlas Ref:	**N/A**

Sale Data

Transaction Type:	**Sale**
Date:	**5/2009**
Marketing Time:	**2 months**
Grantor:	**Greenebaum & Rose Associates**
Grantee:	**Maple Lawn Holdings, LLC**
Document No.:	**1171-0024**
Sale Price:	**$6,386,940**
Financing:	**Cash to Seller**
Cash Eq.Price:	**$6,386,940**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$6,386,940**
Verification:	**CoStar, Public Record, Buyer**

Physical Data

Type:	**Office**	
Land Area:	**Gross**	**Usable**
Acres:	**20.8600**	**20.8600**
Square Feet:	**908,662**	**908,662**
Topography:	**Level, At Street Grade**	
Shape:	**Irregular**	
Utilities:	**All**	
Zoning:	**RRMXD**	
Allowable Bldg Area:	**135,000**	
Floor Area Ratio:	**0.15**	
No. of units:	**N/A**	
Max FAR:	**0**	
Frontage:	**Maple Lawn Boulevard; Scaggsville Road**	

Analysis

Use At Sale:	**Vacant**
Proposed Use or Dev.	**Commercial**
Price Per Acre:	**$306,181**
Price Per SF of Land:	**$7.03**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**$47.31**

Comments

This parcel is located at the northwest corner of Scaggsville Road (SR-216) and Maple Lawn Boulevard in Fulton, MD.The buyer verified the 20.68 acre parcel sold for $6,386,940. The site as purchased was fully entitled and rough graded, and included storm-water management. Plans for the property include a total of 135,000 square feet of building space, including a 45,000 square foot 2-story office building, and 2 single-story flex buildings of 39,000 square feet and 51,000 square feet. The site is approved for up to 246,000 square feet; however the developer believes the proposed configuration of buildings makes the most efficient and effective use of the site. Maple Lawn is a 600-acre mixed use community with residential and commercial properties.

ADDENDUM D

PRÉCIS METRO REPORT - ECONOMY.COM, INC.


WASHINGTON DC
EMPLOYMENT GROWTH RANK
2009-2011
128
2nd quintile
2009-2014
149
2nd quintile
Best=1, Worst=392
VITALITY
RELATIVE
106%
U.S.=100%
RANK
125
Best=1 Worst=384
RELATIVE COSTS
LIVING
120%
BUSINESS
120%
U.S.=100%
LIFE CYCLE PHASE
Mature


RELATIVE EMPLOYMENT PERFORMANCE (1995=100)
150
140
130
120
110
100
90
95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10F 11F 12F 13F 14F
U.S.
WAS

Data Buffet® MSA code: *DMWAS*

INDICATORS	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Gross metro product (C$B)	198.8	210.7	221.0	224.9	229.1	236.1	240.3	254.6	263.0	273.9	283.9	290.6
% change	*6.0*	*6.0*	*4.9*	*1.8*	*1.9*	*3.1*	*1.8*	*5.9*	*3.3*	*4.1*	*3.7*	*2.4*
Total employment (000)	2,230.6	2,296.1	2,348.2	2,390.6	2,413.6	2,429.2	2,390.4	2,394.9	2,412.2	2,468.0	2,538.8	2,596.6
% change	*2.5*	*2.9*	*2.3*	*1.8*	*1.0*	*0.6*	*-1.6*	*0.2*	*0.7*	*2.3*	*2.9*	*2.3*
Unemployment rate	4.0	3.8	3.5	3.1	3.0	3.8	6.1	6.5	6.5	6.1	4.7	3.9
Personal income growth	4.5	7.6	7.8	7.0	5.7	3.4	0.7	2.3	3.9	6.8	7.4	6.0
Population (000)	3,958.6	4,021.1	4,080.9	4,107.8	4,146.6	4,197.7	4,276.7	4,333.0	4,389.0	4,442.6	4,494.7	4,547.1
Single-family permits	24,042	22,846	22,804	16,136	12,140	7,789	7,343	7,868	9,821	15,338	23,114	22,413
Multifamily permits	5,540	9,584	8,509	7,491	5,572	3,848	3,285	4,371	3,997	6,312	7,692	7,359
Existing-home price ($ths)	261.9	321.3	411.3	419.7	423.4	332.8	299.0	301.2	269.9	270.1	300.1	321.4
Mortgage originations ($mil)	123,120	91,806	112,745	94,644	71,532	41,513	28,001	40,653	38,230	25,371	24,861	29,616
Net migration (000)	16.4	21.6	17.3	-12.3	-3.5	11.0	40.1	17.4	16.6	13.7	11.8	11.7
Personal bankruptcies	17,804	14,996	16,803	4,904	8,760	13,954	18,669	19,861	24,641	29,488	26,168	22,580

STRENGTHS & WEAKNESSES

STRENGTHS

- High per capita income.
- Highly educated workforce.
- Major center for information technology.
- Popular tourist destination.
- Strong population growth.

WEAKNESSES

- High cost of living.
- Severe traffic congestion.

CURRENT EMPLOYMENT TRENDS


AUGUST 2010
% change yr ago, 3-mo MA
Total 1.4
Construction -2.6
Manufacturing -4.6
Trade 4.8
Trans/Utilities 0.1
Information -6.7
Financial Activities -2.4
Prof & Business Svcs. 1.6
Edu & Health Svcs. 2.2
Leisure & Hospitality 5.1
Other Services 1.5
Government 0.9

FORECAST RISKS


SHORT TERM
LONG TERM
RISK-ADJUSTED RETURN, '09-14
0.18%

UPSIDE

- Increased demand for data warehouse centers boosts the economy.
- Rapid, government-driven strengthening in WAS's tech sector.

DOWNSIDE

- Failure to address WAS's growing transportation needs stunts growth.
- Federal budget restraint impairs growth beyond expectations.

ANALYSIS

Recent Performance. Washington's government-driven recovery persists, but the rebound has not been without a few potholes. The loss of temporary census jobs was expected, but private firms have also hit a stumbling block. The slowdown has been widespread; after large gains in the second quarter, both consumer-related and office-based jobs have faltered. Financial services losses have reaccelerated. The latest labor market woes have nudged the unemployment rate higher, even while the labor force shrinks as discouraged workers are once again abandoning their job searches.

The housing market stabilized through midyear, as residents took advantage of the now-expired federal homebuyer tax credit. Existing-home sales and prices evened out with the legislated prop, but construction has yet to lift.

Federal risks. The federal government's initiative to in-source positions over the next three years and cut back on contractor hiring could have mixed effects on the WAS economy. Combined with the Department of Defense's goal to trim its budget, the contractor cutbacks are a downside risk. Secretary of Defense Robert Gates has stated that eliminated contractor positions will not automatically be replaced with equivalent civilian employees. Given the large presence of military contractor and civilian positions concentrated in and around the Pentagon, these cutbacks have the potential to lead to smaller payroll figures for both professional/business services and federal government.

State and local governments. State and local governments are also facing budget worries that could lead to steeper cuts in the coming quarters. A larger than expected budget deficit for the 2011 fiscal year, which starts in October, will weigh on the District's ability to provide services to its residents. DC's rainy day fund has been depleted in recent years as the recession has constricted both income and sales tax revenues. Local governments in Northern Virginia are also struggling with budget gaps as they begin to plan for fiscal 2012 budgets, many of which begin in July. While the state of Virginia used part of its recent budget surplus to give workers a one-time bonus, the longer-run outlook is not bright enough to anticipate significant expansion. Overall, declining revenues have led to the redirection of funds and program cuts. Many residents who have become more dependent on public programs during the recession will be forced to spend less as programs such as utility assistance and public housing are dialed down.

Housing. The local housing market saw a temporary reprieve from the federal homebuyer tax credit, but price declines will resume. Like the U.S., prices will not bottom until the third quarter of 2011. Construction will begin to perk up in the interim, but at just over one-third of their housing market bubble pace, permits will not rebound convincingly until prices have ended their slide. Despite slowing losses, homebuilders and buyers do not yet have confidence in the turnaround and face competition from foreclosure sales. A stronger and more sustained labor market recovery is needed for the housing market to return to health.

Hiring stemming from the flow of federal spending has been the spark for Washington's recovery, and private hiring will provide support in the coming months. The federal government, a highly educated workforce, solid population trends, and infrastructure development will enable WAS to maintain above-average growth relative to its Northeast counterparts. Longer term, growing high-tech industries will reduce reliance on the federal government, although federal activity will remain an important component of the local economy. WAS will be an average performer compared with the nation in the coming years.

Sara Kline
September 2010

EMPLOYMENT & INDUSTRY

TOP EMPLOYERS

Employer	Employees
Department of Defense	Over 10,000
University of Maryland at College Park	Over 10,000
.S. Godard Space Flight Center	Over 10,000
,eorge Washington University	Over 10,000
Washington Navy Yard	12,632
Joint Base Myer-Henderson	11,045
Fort Belvoir	10,035
Bolling Air Force Base	9,800
Andrews Air Force Base	7,419
National Aeronautics Space Administration	5,000-9,999
WMATA	5,000-9,999
Multilateral Investment	5,000-9,999
Federal Bureau of Investigation	5,000-9,999
Georgetown University	5,000-9,999
INOVA Fairfax Children's Hospital	5,000-9,999
Washington Hospital Center	5,000-9,999
The Smithsonian Institute	5,000-9,999
OneSource Facility Service	5,000-9,999
Bank of America	5,000-9,999
Giant Food Stores	5,000-9,999

Sources: Guide to Military Installations, 2010, and www.dcnetwoks.org 2009

PUBLIC

Federal	314,228
State	79,966
Local	179,099

2009



INDUSTRIAL DIVERSITY
Most Diverse (U.S.)
1.00
0.80
0.60
0.45
0.40
0.20
0.00
Least Diverse
EMPLOYMENT VOLATILITY
Due to U.S. fluctuations
Relative to U.S.
100%
80%
60%
40%
79%
20%
0%
97
100
Not due to U.S.
Due to U.S.
WAS
U.S.

MIGRATION FLOWS

INTO WASHINGTON, DC	NUMBER OF MIGRANTS
Bethesda, MD	16,947
Baltimore, MD	10,955
New York, NY	5,173
Virginia Beach, VA	4,177
Richmond, VA	3,244
San Diego, CA	2,473
Atlanta, GA	2,222
Philadelphia, PA	2,147
Los Angeles, CA	1,922
Chicago, IL	1,701
Total In-migration	*165,129*

FROM WASHINGTON, DC	
Bethesda, MD	18,186
Baltimore, MD	14,893
New York, NY	4,956
Richmond, VA	4,504
Virginia Beach, VA	3,257
Atlanta, GA	3,104
San Diego, CA	2,230
Hagerstown, MD	2,082
Charlotte, NC	2,033
Raleigh, NC	1,953
Total Out-migration	*174,023*
Net Migration	**-8,894**

Net Migration, WAS

	2006	2007	2008	2009
Domestic	-39,359	-26,494	-11,882	17,566
Foreign	27,019	22,952	22,867	22,549
Total	-12,340	-3,542	10,985	40,115

Sources: IRS (top), 2008; Census Bureau, 2009

COMPARATIVE EMPLOYMENT AND INCOME

Sector	% of Total Employment WAS	VA	U.S.	Average Annual Earnings WAS	VA	U.S.
Mining	0.1%	0.2%	0.5%	nd	$73,906	$95,714
Construction	4.7%	5.2%	4.6%	nd	$47,132	$50,090
ꞌanufacturing	1.5%	6.6%	9.1%	$72,834	$62,883	$70,410
Durable	*55.6%*	*57.3%*	*61.5%*	*nd*	*$64,307*	*$71,594*
Nondurable	*44.4%*	*42.7%*	*38.5%*	*nd*	*$60,931*	*$68,393*
Transportation/Utilities	2.3%	3.1%	3.7%	nd	$54,062	$57,767
Wholesale Trade	2.2%	3.1%	4.3%	nd	$73,905	$74,146
Retail Trade	8.2%	11.0%	11.1%	nd	$28,429	$30,217
Information	2.8%	2.2%	2.1%	$111,070	$89,143	$86,949
Financial Activities	4.4%	5.0%	5.9%	$52,804	$44,448	$48,585
Prof. and Bus. Services	23.1%	17.6%	12.7%	$91,096	$70,523	$57,552
Educ. and Health Services	11.4%	12.4%	14.7%	$52,207	$47,024	$46,922
Leisure and Hosp. Services	8.8%	9.3%	10.0%	$27,401	$20,432	$23,447
Other Services	6.4%	5.1%	4.1%	$56,109	$38,382	$33,191
Government	24.0%	19.2%	17.2%	$104,211	$75,205	$62,914

Sources: Percent of total employment — Moody's Analytics & BLS, 2009; Average annual earnings — BEA, 2008

HOUSE PRICES

280, 260, 240, 220, 200, 180, 160, 140, 120, 100, 80

98 01 04 07 10

WAS U.S.

Source: FHFA, 1996Q1=100, NSA

CREDIT QUALITY

MOODY'S RATING	N/A

LEADING INDUSTRIES

NAICS	INDUSTRY	EMPLOYEES (000)
GVF	Federal Government	314.2
GVSL	State & Local Government	259.1
5415	Computer Systems Design and Related Srvcs.	138.1
7221	Full-Service Restaurants	75.9
5416	Mgmnt., Scientific & Tech. Consulting Srvcs.	73.9
ML	Military Personnel	67.4
7222	Limited-Service Eating Places	55.9
6221	General Medical and Surgical Hospitals	55.4
5617	Services to Buildings and Dwellings	46.8
6113	Colleges, Universities & Professional Schools	46.4
5411	Legal Services	46.3
5413	Architectural, Engineering, and Related Srvcs.	45.4
8139	Business, Prof., Labor, Political & Similar	43.1
8133	Social Advocacy Organizations	38.4
2382	Building Equipment Contractors	36.7
	High-tech employment	235.3
	As % of total employment	9.5

Sources: BLS, Moody's Analytics, 2009

PER CAPITA INCOME



55,026
44,756
40,673

WAS VA U.S.

Source: Bureau of Economic Analysis, 2008

Large Job Gains Unsustainable in Near Term


Unemployment rate, % (R)
Employment change, 3-mo MA, ths (L)
20
15
10
5
0
-5
-10
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
08
09
10

Source: BLS

Higher Jobless Rate When Participation Returns


Labor force participation
% of population (R)
Unemployment rate, % (L)
7.0
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
57.5
57.0
56.5
56.0
55.5
55.0
54.5
04
05
06
07
08
09
10

Sources: BLS, Moody's Analytics

Housing Market Will Drop Further


Case-Shiller® Home Price
Index, 2000Q1=100 (R)
Housing starts, SAAR, ths (L)
31.5
26.5
21.5
16.5
11.5
6.5
250
225
200
175
150
05
06
07
08
09
10

Sources: Fiserv, Census Bureau, Moody's Analytics

Consumers Managing Debt Obligations

Debt service ratio, %


Washington
U.S.
17
16
15
14
13
12
03
04
05
06
07
08
09
10



Sources: Equifax, Moody's Analytics

Growth Will Slow, Still Exceed U.S.'s


Population, % change (R)
Net migration, ths (L)
50
40
30
20
10
0
-10
-20
2.5
2.0
1.5
1.0
0.5
0.0
98
99
00
01
02
03
04
05
06
07
08
09

Sources: Census Bureau, Moody's Analytics

Bankruptcies Will Not Soon Recede

Personal bankruptcies per 1,000 households


U.S.
Washington
16
14
12
10
8
6
4
2
06
07
08
09
10

Sources: Census Bureau, District Courts, Moody's Analytics

In-migration and strong population growth will moderate in the coming months but will still be drivers of the local economy. Migration was broadly limited nationally during the recession, but WAS still attracted new residents. A shorter and shallower local recession, thanks to federal spending, brought new residents seeking work and helped retain those living in the metro area. As stronger job growth spreads across the country, WAS's appeal will ebb, but it is still expected to have net in-migration and above-average population growth, thanks to the addition of high-paying positions.

Local consumers will have trouble driving the metro area's recovery. WAS residents experienced a shallower recession, but consumers nonetheless struggled to meet their debt obligations. Personal bankruptcies have become more prevalent, and the overall delinquency rate, as measured by CreditForecast.com, has inched up to the national average. As the local recovery accelerates, WAS will regain its comparative advantage in terms of consumers' balance sheets, but risks are that improvement will not come as expected, given the higher debt service ratio.

About Moody's Analytics
Economic & Consumer Credit Analytics

Moody's Analytics helps capital markets and credit risk management professionals worldwide respond to an evolving marketplace with confidence. Through its team of economists, Moody's Analytics is a leading independent provider of data, analysis, modeling and forecasts on national and regional economies, financial markets, and credit risk.

Moody's Analytics tracks and analyzes trends in consumer credit and spending, output and income, mortgage activity, population, central bank behavior, and prices. Our customized models, concise and timely reports, and one of the largest assembled financial, economic and demographic databases support firms and policymakers in strategic planning, product and sales forecasting, credit risk and sensitivity management, and investment research. Our customers include multinational corporations, governments at all levels, central banks and financial regulators, retailers, mutual funds, financial institutions, utilities, residential and commercial real estate firms, insurance companies, and professional investors.

Our web and print periodicals and special publications cover every U.S. state and metropolitan area; countries throughout Europe, Asia and the Americas; and the world's major cities, plus the U.S. housing market and other industries. From our offices in the U.S., the United Kingdom, and Australia, we provide up-to-the-minute reporting and analysis on the world's major economies.

Moody's Analytics added Economy.com to its portfolio in 2005. Its economics and consumer credit analytics arm is based in West Chester PA, a suburb of Philadelphia, with offices in London and Sydney. More information is available at www.economy.com.

ADDENDUM E

REQUIRED CLIENT INFORMATION

VALUATION & ADVISORY SERVICES



CB Richard Ellis, Inc.
2000 Town Center, Suite 500
Southfield, MI 48075

Marshall A. Brulez, MAI, MRICS
Managing Director

January 7, 2011

John Medland, CFA
Vice President
Blair Franklin Capital Partners Inc.
Commerce Court West, Suite 1905
199 Bay Street, P.O. Box 147
Toronto, Ontario M5L 1E2
Phone: 416.304.3988
Email: jmedland@blairfranklin.com

RE: Assignment Agreement
Five Land Tracts, Various Locations, Michigan, Marylan, Florida and California, USA
See Property List

Dear Mr. Medland:

We are pleased to submit this proposal and our Terms and Conditions for the assignment related to the referenced real estate.

PROPOSAL SPECIFICATIONS	
Purpose:	To estimate the Market Value of the referenced real estate
Premise:	As Is, Land only as if vacant, any improvements on site are not to be included in values.
Rights Appraised:	Fee Simple
Intended Use:	Financial Reporting purposes
Intended User:	The intended user is Blair Franklin Capital Partners Inc.
Scope of Work:	See description of scope below.
Report Type:	Summary
Appraisal Standards:	Client Guidelines/USPAP
Appraisal Fee:	$29,000
Report Copies (Fees):	CB Richard Ellis is committed to becoming carbon neutral. You may join us in achieving this goal by accepting an electronic copy of the report in Adobe PDF format. One (1) bound final copy will be provided upon request. Current charges apply for additional copies (see Terms and Conditions.)
Expenses:	Fee includes all associated expenses
Retainer:	A retainer of ½ the total Fee is required
Payment Terms:	Final payment is due and payable upon delivery of the electronic copy of the final report or within thirty (30) days of your receipt of our draft report, whichever is sooner. If a draft report is requested, the fee is considered earned upon delivery of our draft report.

We will invoice you for the assignment in its entirety at the completion of JM

	the assignment.
Delivery Date:	Delivery of the appraisal conclusions and/or report(s) will be completed according to the following Delivery Schedule.
Delivery Schedule:	
Preliminary Value:	January 21, 2011
Draft Report:	21 days after the Start Date
Final Report:	7 days after completion of client review and authorization to deliver final reports
Delivery Instructions:	The draft report will be delivered via email to jmedland@blairfranklin.com
Start Date:	The appraisal process will start upon receipt of your signed agreement, the retainer, and the property specific data.
Acceptance Date:	Right-click to select acceptance date text

SCOPE OF WORK

The scope of work identified for this assignment includes the following steps:

Extent to Which the Property is Identified

CBRE will collect the relevant physical characteristics about the subject via a physical identification and inspection of both the interior and exterior of the subject property. The physical property will be legally identified through its postal address, assessor's records, the provided legal description and the provided title report. Economic characteristics of the subject will be identified via an analysis of leases and/or lease briefs between the lessor and lessee, recent rent roll and historical operating statements.

Extent to Which the Property is Inspected

CBRE will conduct a physical inspection of both the interior and exterior of the subject property, as well as its surrounding environs on the effective date of appraisal.

Type and Extent of the Data Researched

CBRE will physically inspect the micro and/or macro market environments with respect to physical and economic factors relevant to the valuation process. This knowledge will be expanded through interviews with regional and/or local market participants, available published data and other various resources. CBRE will also conduct regional and/or local research with respect to applicable tax data, zoning requirements, flood zone status, demographics, income and expense data, and comparable listing, sale and rental information.


CBRE
CB RICHARD ELLIS

Type and Extent of Analysis Applied

CBRE will analyze the data gathered through the use of appropriate and accepted appraisal methodology to arrive at a probable value indication via each applicable approach to value. One of the three traditional approaches to value will be considered and utilized. Only the sales comparison approach to value will be included. CBRE will then correlate and reconcile the results into a reasonable and defensible value conclusion, and estimate a reasonable exposure time and marketing time associated with the value estimate presented.

PROPERTY LIST

Property Name	Property Location	Report Type	Appraisal Fee
Howard County Lands	Laurel, Maryland 64 acres, residential	Summary – Land Only	$13,000
San Luis Rey Downs	Bonsall, California 205 acres, residential	Summary – Land Only	$4,000
Romulus Land	Romulus ,Michigan 203 acres	Summary – Land Only	$4,000
Salem Township Land	Salem Township, Michigan 273 acres, residential	Summary – Land Only	$4,000
Palm Meadows Estates	Palm Springs, FL	Summary – Land Only	$4,000

JM


CBRE
CB RICHARD ELLIS

TERMS AND CONDITIONS

Right click to select appropriate terms and conditions paragraph(s)

We appreciate this opportunity to be of service to you on this assignment. If you have additional questions, please contact us.

Sincerely,

CB RICHARD ELLIS, INC.
Valuation & Advisory Services

Marshall A. Brulez, MAI, MRICS
Managing Director
MI-1201004884
T 248.351.2070
F 248.351.2050
marshall.brulez@cbre.com

AGREED AND ACCEPTED

FOR BLAIR FRANKLIN CAPITAL PARTNERS INC.:

Jan. 7, 2011.	
Signature	Date
John Medland	Vice President
Name	Title
416-304-3988	416-368-3752
Phone Number	Fax Number
jmedland@blairfranklin.com	
E-Mail Address	


CBRE
CB RICHARD ELLIS

TERMS AND CONDITIONS

1. These Terms and Conditions, between CB Richard Ellis, Inc.-Appraisal Services (Appraiser) and the Client for whom the referenced appraisal service will be performed, shall be deemed a part of such Agreement as though set forth in full therein. The Agreement shall be governed by the laws of the state of the CB Richard Ellis, Inc. office shown on the Agreement.
2. Client is defined as the party signing the Agreement and shall be responsible for payment of the fees stipulated in the Agreement. Payment of the appraisal fee is not contingent upon any predetermined value or on an action or event resulting from the analyses, opinions, conclusions, or use of the appraisal report.
3. Final payment is due and payable upon delivery of the final report or within thirty (30) days of your receipt of our draft report, whichever is sooner. If a draft report is requested, the fee is considered earned upon delivery of our draft report.
4. If we are requested to give court testimony, an additional fee will be charged on an hourly basis at our then-prevailing hourly rate. The hourly billings pertain to court preparation, waiting and travel time, document review and preparation (excludes appraisal report) and all meetings related to court testimony.
5. In the event Client requests additional services beyond the purpose stated in the Agreement, Client agrees to pay an additional charge for such services, plus reimbursement of expenses, whether or not the completed report has been delivered to Client at the time of the request.
6. It is understood that the Client has the right to cancel this assignment at any time prior to delivery of the completed report. In such event, the Client is obligated only for the pro rated share of the fee based upon the work completed and expenses incurred, with a minimum charge of $5,000.
7. Additional copies of the appraisal reports are available at a cost of $250 per original color copy and $100 per photocopy (black and white), plus shipping cost of $30 per report.
8. In the event Client fails to make payments when due and payable, then from the date due and payable until paid the amount due and payable, shall bear interest at the maximum rate permitted in the state in which the office of Appraiser executing the Agreement is located. If Appraiser is required to institute legal action against Client relating to the Agreement, Appraiser shall be entitled to recover reasonable attorney's fees and costs from Client.
9. Appraiser assumes that there are no major or significant items that would require the expertise of a professional building contractor or engineer. If such items need to be considered in Appraiser's studies, such services are to be provided by others at a cost which is not a part of the fee proposal.
10. In the event of any dispute between Client and Appraiser relating to this Agreement, or Appraiser's or Client's performance hereunder, Appraiser and Client agree that such dispute shall be resolved by means of binding arbitration in accordance with the commercial arbitration rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator(s) may be entered in any court of competent jurisdiction. Depositions may be taken and other discovery obtained during such arbitration proceedings to the same extent as authorized in civil judicial proceedings in the state where the office of Appraiser executing this Agreement is located. The arbitrator(s) shall be limited to awarding compensatory damages and shall have no authority to award punitive, exemplary or similar type damages. The prevailing party in the arbitration proceeding shall be entitled to recover from the losing party its expenses, including the costs of arbitration proceeding, and reasonable attorney's fees.
11. Client acknowledges that Appraiser is being retained hereunder as an independent contractor to perform the services described herein and nothing in this Agreement shall be deemed to create any other relationship between Client and Appraiser. This assignment shall be deemed concluded and the services hereunder completed upon delivery to Client of the appraisal report discussed herein.
12. All statements of fact in the report which are used as the basis of the Appraiser's analyses, opinions, and conclusions will be true and correct to the best of the Appraiser's knowledge and belief. Appraiser does not make any representation or warranty, express or implied, as to the accuracy or completeness of the information or the state of affairs of the Property furnished to Appraiser by Client.
13. Appraiser shall have no responsibility for legal matters, questions of survey or title, soil or subsoil conditions, engineering, or other similar technical matters. The report will not constitute a survey of the property analyzed.
14. Client shall provide Appraiser with such materials with respect to the Assignment as are requested by Appraiser and in the possession or under the control of Client. Client shall provide Appraiser with sufficient access to the real property to be analyzed and hereby grants permission for entry, unless discussed in advance to the contrary.

JM

CBRE
CB RICHARD ELLIS

15. The data gathered in the course of the Assignment (except data furnished by Client) and the report prepared pursuant to the Agreement are, and will remain, the property of Appraiser. With respect to data provided by Client, Appraiser shall not violate the confidential nature of the appraiser-client relationship by improperly disclosing any confidential information furnished to Appraiser. Notwithstanding the foregoing, Appraiser is authorized by Client to disclose all or any portion of the report and the related data to appropriate representatives of the Appraisal Institute if such disclosure is required to enable Appraiser to comply with the Bylaws and Regulations of such Institute as now or hereafter in effect.
16. Unless specifically noted in the appraisal, we will not be taking into consideration the possibility of the existence of asbestos, PCB transformers, or other toxic, hazardous, or contaminated substances and/or underground storage tanks (hazardous material), or the cost of encapsulation or removal thereof. Further, Appraiser understands that there is no major or significant deferred maintenance in the property which would require the expertise of a professional cost estimator or contractor. If such repairs are needed, the estimates are to be prepared by others, and are not a part of this fee proposal.
17. Client shall indemnify and hold Appraiser fully harmless against any loss, damages, claims, or expenses of any kind whatsoever (including costs and reasonable attorneys' fees), sustained or incurred by a third party as a result of the negligence or intentional acts or omissions of Client (including any failure to perform any duty imposed by law), and for which recovery is sought against Appraiser by that third party; however, such obligation to defend and indemnify shall not apply if the claim or cause of action is based upon or arises in any way out of an act, failure to act or representation of Appraiser. Client shall indemnify and hold Appraiser harmless from any claims, expenses, judgments or other items or costs arising as a result of the Client's failure or the failure of any of the Client's agents to provide a complete copy of the appraisal report to any third party.
18. LIMITATION OF LIABILITY. EXCEPT FOR THE HOLD HARMLESS PROVISION ABOVE, ANYTHING IN THE AGREEMENT TO THE CONTRARY NOTWITHSTANDING, UNDER NO CIRCUMSTANCES WHATSOEVER SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL, PUNITIVE, OR INCIDENTAL DAMAGES OF ANY KIND WHATSOEVER. EXCEPT FOR THE HOLD HARMLESS PROVISION ABOVE, IN NO EVENT WHATSOEVER SHALL EITHER PARTY'S TOTAL LIABILITY TO THE OTHER FOR DIRECT DAMAGES UNDER THE AGREEMENT OR ANY OTHER DAMAGES WHATSOEVER EXCEED IN THE AGGREGATE THE SUM OF TEN THOUSAND DOLLARS ($10,000.00).
19. Client and its affiliates, rating agencies and a limited number of investors involved in the securitization, may use and rely upon Appraiser's report in connection with a planned loan securitization involving the subject property including, without limitation, utilizing selected information in the appraisal report in the offering documents relating to the securitization and Appraiser agrees to cooperate in answering reasonable questions by any of the above parties in connection with the securitization.

Client agrees that it will not file, use, or permit or cause to be used in any offering documents or any other document any portion or extract of the appraisal report, or any reference to the appraisal report, without first (i) having provided the portion or portions of an offering document or other document to Appraiser for review and (ii) having obtained the prior written consent of Appraiser to any such filing, use, amendment or modification, which consent shall not be unreasonably withheld. Appraiser shall have the right to require Client to include in any offering document or other document disclosure concerning the conditions, qualifications and assumptions of the appraisal and such other disclosure concerning the appraisal as Appraiser shall reasonably require.

Client can use the appraised value without attribution to the appraisal report, and selected information in the appraisal report, provided Client agrees that it has complied and at all times will comply, and will use Client's best efforts to cause any underwriters to comply, with all applicable Federal and state securities laws in connection with any offering, and offering document and any use of the appraisal report. Client further agrees that neither any offering document nor any other document used in connection with any offering will contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading regarding the appraisal report, or any portion or extract thereof, or any reference to the appraisal report. Appraiser represents that the information contained in the appraisal report does not contain an untrue statement of material fact or omit to state a material fact necessary to make the statement contained therein not misleading.


CBRE
CB RICHARD ELLIS

SPECIFIC PROPERTY DATA REQUEST

In order to complete this assignment in the timely manner requested, CB Richard Ellis, Inc., Valuation & Advisory Services, will require the following specific information for the property:

1. Current title report and title holder name
2. Legal description
3. Survey and/or plat map
4. Site plan for proposed or entitled development, if applicable
5. Current county property tax assessment or tax bill
6. Details on any sale, contract, or listing of the property within the past three years
7. Engineering studies, soil tests or environmental assessments
8. Ground lease, if applicable
9. Planning/Zoning application or approval, if applicable
10. Any previous market/demand studies or appraisals
11. Name and telephone number of property contact for physical inspection and additional information needed during the appraisal process
12. Any other information that might be helpful in valuing this property

If any of the requested data and information is not available, CB Richard Ellis, Inc., reserves the right to extend the delivery date by the amount of time it takes to receive the requested information or make other arrangements. Please have the requested information delivered to the following:

Marshall A. Brulez, MAI, MRICS
Managing Director
CB Richard Ellis, Inc.
Valuation & Advisory Services
2000 Town Center, Suite 500
Southfield, MI 48075


CBRE
CB RICHARD ELLIS

ADDENDUM H

QUALIFICATIONS

JERROLD HARVEY, MAI, MRICS, CCIM
Managing Director

CB Richard Ellis, Inc.
8270 Greensboro Drive, Suite 1000
McLean, Virginia 22102
Voice (703)-734-4759
Fax (703)-734-3012
E-Mail jerry.harvey@cbre.com

EDUCATIONAL

Bachelor in Business Administration, Emory University, Atlanta, Georgia
Successfully completed all the necessary courses to qualify for the MAI and CCIM designation.
Graduate course work at various institutions in real estate law, commercial leasing, finance and investment, construction cost analysis and valuation of fractional interests.

PROFESSIONAL

Designated Member, Appraisal Institute (MAI) #8935, Current on Continuing Education
Member, Royal Institute of Chartered Surveyors
Member, Commercial Investment Real Estate Institute
Member, Board of Directors - Washington DC Chapter, Appraisal Institute, 2008-2010
Secretary, Washington DC Chapter, Appraisal Institute, 2010
Former Member, Local Appraisal Institute Chapter Admissions Committee.
Former Member, Regional Appraisal Institute Ethics and Counseling Panel.
Qualified Expert Witness - Superior Court of the District of Columbia

LICENSES/CERTIFICATIONS

Certified General Real Estate Appraiser: District of Columbia (10016, expiration 2/28/12)
Certified General Real Estate Appraiser: State of Maryland (10086, expiration 2/25/13)
Certified General RE Appraiser: Commonwealth of Virginia (4001-001321, exp 1/31/12)
Certified General Real Estate Appraiser: State of West Virginia (268, expiration 9/30/11)

EXPERIENCE

Over twenty-five (25) years of Real Estate Appraisal, Consulting and Brokerage experience throughout the United States specializing in the Washington DC, Baltimore, Richmond and Hampton Roads metropolitan areas.

1995 - Present	CB Richard Ellis, Inc. - Valuation & Advisory Services	Washington, D.C.
1987 - 1994	Chase National Corporate Services - Real Estate	Washington, D.C.
1982 - 1987	Chase Manhattan Bank, N.A. - Real Estate	New York, New York
1981 - 1982	KDL Real Estate Company	New York, New York

Assignments span a wide variety of properties and markets, including office buildings, community retail centers, regional malls, industrial buildings, residential and commercial subdivisions, apartment buildings and hotels.

LANCE B. ORWIG
Senior Real Estate Appraiser

CB Richard Ellis, Inc.
8270 Greensboro Drive, Suite 1000
McLean, Virginia 22102
Voice (703) 734-4797
Fax (703) 734-3012
E-Mail lance.orwig@cbre.com

EDUCATIONAL

Bachelor of Arts, The American University, Washington, D.C.
Successfully completed numerous courses offered by the Appraisal Institute

PROFESSIONAL

General Associate Member, Appraisal Institute, #493912

LICENSES/CERTIFICATIONS

Certified General Real Estate Appraiser: State of Maryland (7434, expiration 12/14/2011)
Certified General Real Estate Appraiser: Commonwealth of Virginia (4001-012565, expiration 5/31/2012)

EXPERIENCE

Sixteen (16) years of Real Estate Appraisal, Underwriting and Consulting experience throughout the Washington DC and Baltimore metropolitan areas.

2006 - Present	CB Richard Ellis, Inc. - Valuation & Advisory Services	Washington, D.C.
1995 - 2006	M & B Appraisal Group / Marcus Asset Group	Washington, D.C.
2002 - 2006	KCCI Commercial Real Estate Services	Bethesda, Maryland
2000 - 2002	L. J. Melody & Company	McLean, Virginia
1995 - 2000	Pinnacle Realty Management Company	Bethesda, Maryland
1994 - 1995	Romeril Appraisal Group, Inc.	Alexandria, Virginia
1992 - 1993	MNC Financial, Inc.	Rockville, Maryland

Assignments include a wide variety of properties and markets including office buildings, industrial and flex buildings, apartments, public charter schools, and commercial mixed-use and residential subdivision land development.

Exhibit 99.2



PALM MEADOW ESTATES
9000 Block of Lyons Road
Boynton Beach (unincorporated Palm Beach), Palm Beach County, FL 33437
CBRE File No. 11-397MI-0024

Summary Appraisal Report

Prepared For:

John Medland, CFA
Vice President
BLAIR FRANKLIN CAPITAL PARTNERS, INC.
199 Bay Street, P.O. Box 147
Toronto, Ontario M5L 1E2

VALUATION & ADVISORY SERVICES


CBRE
CB RICHARD ELLIS


CB RICHARD ELLIS

777 Brickell Avenue, Suite 910
Miami, FL 33131

T (305) 381-6472
F (305) 381-6441

www.cbre.com

January 27, 2011

John Medland, CFA
Vice President
BLAIR FRANKLIN CAPITAL PARTNERS, INC.
199 Bay Street, P.O. Box 147
Toronto, Ontario M5L 1E2

RE: Appraisal of Palm Meadow Estates
9000 Block of Lyons Road
Boynton Beach (unincorporated Palm Beach), Palm Beach County, FL
CBRE File No 11-397MI-0024

Dear Mr. Medland:

At your request and authorization, CB Richard Ellis (CBRE) has prepared an appraisal of the market value of the referenced property. Our analysis is presented in the following Summary Appraisal Report.

The subject property comprises 157.309-acres of Agricultural Reserve zoned land and is identified as Palm Meadows Estates. The subject property is also identified as Parcel B of the Palm Beach Thoroughbred Training Farm Plat (a.k.a. Palm Meadows Thoroughbred Training Center). The entire recorded parent plat comprising Parcels A & B, total approximately 461.89-acres of which the north 304.66-acres, known as Parcel A (not part of this analysis), is also zoned ARG-Agricultural Reserve and has an agricultural land use designation. In addition, Parcel A has a Conservation Easement, dated February 20, 2009, whereby the north 286.174-acres will be designated a Preservation Area, by transferring any development rights to the south 157.309-acres, i.e. the subject property Parcel B. The subject is more fully described, legally and physically, within the enclosed report.

Based on the analysis contained in the following report, the market value of the subject site, subject to a geo technical subsurface assessment, is concluded as follows:

MARKET VALUE CONCLUSION			
Appraisal Premise	**Interest Appraised**	**Date of Value**	**Value Conclusion**
As Is	Fee Simple Estate	January 26, 2011	$11,500,000
Compiled by CBRE			

Data, information, and calculations leading to the value conclusion are incorporated in the report following this letter. The report, in its entirety, including all assumptions and limiting conditions, is an integral part of, and inseparable from, this letter.

The following appraisal sets forth the most pertinent data gathered, the techniques employed, and the reasoning leading to the opinion of value. The analyses, opinions and conclusions were developed based on, and this report has been prepared in conformance with, our interpretation of the guidelines and recommendations set forth in the Uniform Standards of Professional Appraisal Practice (USPAP), the requirements of the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute. It also conforms to the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (FIRREA) and Title XI Regulations.

The report is for the sole use of the client; however, client may provide only complete, final copies of the appraisal report in its entirety (but not component parts) to third parties who shall review such reports in connection with loan underwriting or securitization efforts. The appraiser is not required to explain or testify as to appraisal results other than to respond to the client for routine and customary questions. Please note that our consent to allow an appraisal report prepared by CBRE or portions of such report, to become part of or be referenced in any public offering, the granting of such consent will be at our sole discretion and, if given, will be on condition that we will be provided with an Indemnification Agreement and/or Non-Reliance letter, in a form and content satisfactory to us, by a party satisfactory to us. We do consent to your submission of the reports to rating agencies, loan participants or your auditors in its entirety (but not component parts) without the need to provide us with an Indemnification Agreement and/or Non-Reliance letter.

CBRE hereby expressly grants to Client the right to copy this report and distribute it to other parties in the transaction for which this report has been prepared, including employees of Client, other lenders in the transaction, and the borrower, if any. It has been a pleasure to assist you in this assignment. If you have any questions concerning the analysis, or if CBRE can be of further service, please contact us.


CBRE
CB RICHARD ELLIS

Respectfully submitted,

CBRE - VALUATION & ADVISORY SERVICES

Stuart J. Lieberman, MAI
Vice President
St. Cert. Gen. REA RZ1074

Phone: 305-381-6472
Fax: 305-381-3441
Email: stuart.lieberman@cbre.com

James E. Agner, MAI
Managing Director – Florida/Caribbean
St. Cert. Gen. REA RZ382

Phone: (305) 381-6480
Fax: (305) 381-6441
Email: james.agner@cbre.com


CBRE
CB RICHARD ELLIS

CERTIFICATION OF THE APPRAISAL

We certify to the best of our knowledge and belief:

1. The statements of fact contained in this report are true and correct.
2. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are our personal, impartial and unbiased professional analyses, opinions, and conclusions.
3. We have no present or prospective interest in or bias with respect to the property that is the subject of this report and have no personal interest in or bias with respect to the parties involved with this assignment.
4. Our engagement in this assignment was not contingent upon developing or reporting predetermined results.
5. Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
6. This appraisal assignment was not based upon a requested minimum valuation, a specific valuation, or the approval of a loan.
7. Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice, as well as the requirements of the State of FL.
8. The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.
9. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.
10. As of the date of this report, Stuart J. Lieberman, MAI and James E. Agner, MAI have completed the continuing education program of the Appraisal Institute.
11. Stuart J. Lieberman, MAI has and James E. Agner, MAI has not made a personal inspection of the property that is the subject of this report.
12. No one provided significant real property appraisal assistance to the persons signing this report.
13. Valuation & Advisory Services operates as an independent economic entity within CBRE. Although employees of other CBRE divisions may be contacted as a part of our routine market research investigations, absolute client confidentiality and privacy were maintained at all times with regard to this assignment without conflict of interest.
14. Stuart J. Lieberman, MAI and James E. Agner, MAI have not provided any real estate related services on this property in the three years prior to accepting this assignment. However, both appraisers have provided real estate related services on the north parcel (not part of this analysis) within the past three years.

Stuart J. Lieberman, MAI
St. Cert. Gen. REA RZ1074

James E. Agner, MAI
St. Cert. Gen. REA RZ382



SUBJECT PHOTOGRAPHS


Lyons Rd, Boynton Beach, FL 33472
© 2010 Google
Google

AERIAL VIEW





AERIAL VIEW OF SUBJECT PROPERTY ON RIGHT SIDE



AERIAL VIEW OF SUBJECT PROPERTY ON LEFT SIDE



VIEW OF THE SUBJECT ENTRY FEATURE



STREET SCENE – LYONS ROAD LOOKING NORTH



STREET SCENE – LYONS ROAD LOOKING SOUTH

SUMMARY OF SALIENT FACTS

Property Name	Palm Meadow Estates
Location	9000 Block of Lyons Road, Boynton Beach (unincorporated Palm Beach), Palm Beach County, FL 33437
Client Reference Number	
Assessor's Parcel Numbers	00-42-45-17-08-000-0012
	00-42-45-17-08-000-0020
Highest and Best Use	
As If Vacant	Residential subdivision
Property Rights Appraised	Fee Simple Estate
Date of Inspection	January 26, 2010
Land Area	157.31 AC 6,852,381 SF
Proposed Land Uses	
Property Type	Land (Residential Subdivision)
Total Proposed Dwelling Units	288
Proposed Lots 50' x 130'	243
Proposed Lots 100' x 160'	45
Proposed Residential Lot Area	59.61 Acres
Open Space Provided	97.95 Acres
Canal Right-of-Way	6.22 Acres
Easements	3.69 Acres
Additional Open Space	0.42 Acres
Lake Area	76.35 Acres
Landscape Buffers	7.27 Acres
Recreation Area	4.00 Acres
Estimated Exposure Time	12 Months

VALUATION		***Total***	***Per Acre***	***Per SF***
Market Value As Is On	**January 26, 2011**			
Cost Approach		Not applicable	-----	Not applicable
Sales Comparison Approach		$11,500,000	$73,105	$1.68
Income Capitalization Approach		Not applicable	-----	Not applicable

CONCLUDED MARKET VALUE

Appraisal Premise	Interest Appraised	Date of Value	Value
As Is	Fee Simple Estate	January 26, 2011	$11,500,000

Compiled by CBRE


CBRE
CB RICHARD ELLIS

STRENGTHS, WEAKNESSES, OPPORTUNITIES AND THREATS (SWOT)

Strengths and weaknesses are internal to the subject; opportunities & threats are external to the subject

Strengths

- The subject is master site planned for residential subdivision development, subject to rezoning and municipal site plan approvals.
  The subject property shares gated access with an adjoining thoroughbred training facility, which is considered a desirable feature for marketing and attracting equestrian enthusiasts.

Weaknesses

- The subject requires rezoning and site plan approvals prior to any development.
- Unknown subsurface site conditions and unknown earthwork costs necessary to achieve buildable site conditions.

Opportunities

- Interim hold with future residential subdivision sell-off to third party residential developer once market conditions improve.

Threats

- The weakened overall economy has contributed to depressed levels of consumer home buying.
- Sluggish economic recovery and uncertain hold interval until development can and should occur.

EXTRAORDINARY ASSUMPTIONS AND HYPOTHETICAL CONDITIONS

- CBRE was not provided any subsurface soil tests or a phase I environmental assessment. This appraisal assumes that the subject property can support development using conventional earthwork and building techniques, and is free from any environmental contamination. Furthermore, our value conclusion As Is, is subject to a geotechnical subsurface assessment by a qualified engineer.


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CB RICHARD ELLIS

TABLE OF CONTENTS


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CB RICHARD ELLIS

INTRODUCTION

Property Identification:	Palm Meadow Estates	
Location:	9000 Block of Lyons Road, Boynton Beach (unincorporated Palm Beach), FL	
Client Reference Number:		
Assessor's Parcel Number:	00-42-45-17-08-000-0012 00-42-45-17-08-000-0020	
Property History:		
Current Owner:	20004 Delaware, Inc.	
Current Asking Price:	Not being marketed	
Previous Sale Date:	March 1, 2007	
Previous Sale Price:	$35,000,000	(Non-arm's length entity transfer)
Other Sales - Past 3 Years:	None	
Appraisal Premise:	***Date of Value:***	***Property Rights Appraised:***
As Is	January 26, 2011	Fee Simple Estate
Date of Inspection:	January 26, 2010	
Date of Report:	February 18, 2011	
Intended Use & User of Report:	To aid Blair Franklin Capital Partners, Inc. in internal decisions & existing loan underwriting	
Exposure/Mktg Time Information:	***Range***	***Average***
Comparable Sales Data:	2 - 20 Months	11.0 Months
Korpacz National Investor Survey	2 - 18 Months	8.2 Months
Local Market Professionals:	6 - 24 Months	15.0 Months
Estimated Exposure Time:	12 Months	

PURPOSE OF THE APPRAISAL

The purpose of this appraisal is to estimate the market value of the subject property. The current economic definition of market value agreed upon by agencies that regulate federal financial institutions in the U.S. (and used herein) is as follows:

The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

1. buyer and seller are typically motivated;



2. both parties are well informed or well advised, and acting in what they consider their own best interests;
3. a reasonable time is allowed for exposure in the open market;
4. payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and
5. the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale. [1]

TERMS AND DEFINITIONS

The Glossary of Terms in the Addenda provides definitions for additional terms that are, and may be used in this appraisal.

SCOPE OF WORK

The scope of the assignment relates to the extent and manner in which research is conducted, data is gathered and analysis is applied, all based upon the following problem-identifying factors stated elsewhere in this report:

- Client
- Intended use
- Intended user
- Type of opinion
- Effective date of opinion
- Relevant characteristics about the subject
- Assignment conditions

This appraisal of the subject has been presented in the form of a Summary Report, which is intended to comply with the reporting requirements set forth under Standards Rule 2-2(b) of the USPAP. That is, this report incorporates a summary of all information significant to the solution of the appraisal problem. It also includes summary descriptions of the subject and the market for the subject type. CBRE completed the following steps for this assignment:

[1] Office of Comptroller of the Currency (OCC), 12 CFR Part 34, Subpart C – Appraisals, 34.42 (g); Office of Thrift Supervision (OTS), 12 CFR 564.2 (g); Appraisal Institute, *The Dictionary of Real Estate Appraisal*, 4th ed. (Chicago: Appraisal Institute, 2002), 177-178. This is also compatible with the RTC, FDIC, FRS and NCUA definitions of market value as well as the example referenced in the *Uniform Standards of Professional Appraisal Practice (USPAP)*.


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CB RICHARD ELLIS

Data Resources Utilized in the Analysis

RESOURCE VERIFICATION	
Site Data	Source/Verification:
Size	Legal description, recorded plat & master site plan
Improved Data	Source/Verification:
Gross Size/Units	Master site plan
Area Breakdown/Use	Master site plan
No. Bldgs.	Master site plan
YOC	Proposed
Compiled by CBRE	

Extent to Which the Property is Identified

CBRE collected the relevant information about the subject from the owner (or representatives), public records and through an inspection of the subject property. The property was legally identified through the following sources:

- postal address
- assessor's records
- legal description
- recorded plat
- master site plan

Extent to Which the Property is Inspected

CBRE inspected the exterior of the subject, as well as its surrounding environs on the effective date of appraisal.

This inspection sample was considered an adequate representation of the subject property and is the basis for our findings.

While the subject's exterior was viewed from the street, an interior inspection of the subject was not possible. Therefore, all physical information regarding the subject was obtained from the following sources:

- county assessor's records
- a previous appraisal
- aerial photographs

Type and Extent of the Data Researched

CBRE reviewed the micro and/or macro market environments with respect to physical and economic factors relevant to the valuation process. This process included interviews with regional and/or local market participants, available published data, and other various resources. CBRE also conducted regional and/or local research with respect to the following:

- applicable tax data


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CB RICHARD ELLIS

- zoning requirements
- flood zone status
- demographics
- income and expense data
- comparable sale & listing data

Type and Extent of Analysis Applied

CBRE analyzed the data gathered through the use of appropriate and accepted appraisal methodology to arrive at a probable value indication via each applicable approach to value. The steps required to complete each approach are discussed in the methodology section. CBRE then correlated and reconciled the results into a reasonable and defensible value conclusion, as defined herein. A reasonable exposure time associated with the value estimate presented has also been considered.


CBRE
CB RICHARD ELLIS

AREA ANALYSIS


West Palm Beach
Palm Beach
Palm Beach International Airport
Royal Palm Beach
Haverhill
Wellington
Summit Blvd
Palm Springs
Greenacres
Lake Clarke Shores
Lake Worth
South Palm Beach
Lantana
Subject Property
Lyons Rd
Boynton Beach, FL 33472
PALM BEACH
FLORIDA
Ocean Ridge
Boynton Beach
Arthur R. Marshall Loxahatchee National Wildlife Refuge
Delray Beach
The
Everglades
Highland Beach
NW 51st St
Boca Raton Airport
Boca Raton
Veterans Park
SW 18th St
Deerfield Beach
Parkland
Hillsboro Beach
BROWARD
Wiles Rd
Coral Springs
Pompano Beach Highlands
Lighthouse Point
Atlantic Ocean
Gator Blvd

Moody's Economy.com provides the following West Palm Beach, FL [Metropolitan Division] metro area economic summary as of Nov-10. The full Moody's Economy.com report is presented in the Addenda.

WEST PALM BEACH, FL [METROPOLITAN DIVISION] - ECONOMIC ANALYSIS

Indicators	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Gross Metro Product (C$B)	39.5	41.0	43.8	45.5	45.1	44.6	43.6	45.2	47.2	50.0	52.7	54.5
% Change	*3.6*	*3.8*	*6.7*	*3.9*	*-0.8*	*-1.0*	*-2.4*	*3.7*	*4.5*	*5.8*	*5.5*	*3.4*
Total Employment (000)	513.8	527.3	550.9	564.5	563.7	543.1	505.1	499.6	507.6	521.9	541.2	557.1
% Change	*0.6*	*2.6*	*4.5*	*2.5*	*-0.2*	*-3.6*	*-7.0*	*-1.1*	*1.6*	*2.8*	*3.7*	*2.9*
Unemployment Rate	5.7	5.1	4.2	3.7	4.3	6.5	10.8	12.0	11.7	9.8	7.3	5.8
Personal Income Growth	1.7	12.3	7.4	9.9	6.0	1.4	-4.5	2.4	4.8	6.9	7.7	6.8
Population (000)	1,208.9	1,240.2	1,263.0	1,265.7	1,264.6	1,269.7	1,279.9	1,287.5	1,303.4	1,330.6	1,369.4	1,411.8
Single-Family Permits	10,920.0	10,266.0	8,689.0	4,652.0	2,101.0	1,278.0	1,102.0	1,382.6	2,228.7	4,997.5	7,780.2	7,629.4
Multifamily Permits	4,924.0	4,253.0	3,802.0	3,725.0	1,029.0	905.0	329.0	230.3	978.9	2,521.0	3,440.1	3,443.5
Existing-Home Price ($Ths)	240.1	305.8	392.2	384.0	367.2	304.2	238.3	212.1	160.8	161.4	182.6	214.4
Mortgage Originations ($Mil)	23,479.2	19,208.8	26,539.0	23,341.0	15,774.1	10,921.4	11,970.9	9,203.3	9,083.4	8,286.4	8,993.1	10,294.9
Net Migration (000)	22.1	30.1	21.3	0.6	-3.7	3.3	8.8	5.9	14.2	25.6	37.1	40.9
Personal Bankruptcies	4,548.0	3,936.0	5,978.0	1,020.0	1,846.0	3,022.0	4,705.0	6,142.1	6,773.5	6,371.7	5,748.7	5,513.5

Source: Moody's Economy.com


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CB RICHARD ELLIS

RECENT PERFORMANCE

West Palm Beach's recovery has cooled as the impetus provided by the fiscal stimulus, census hiring, and the inventory cycle has waned. Private sector payrolls are rebounding at a slower rate, as job losses in construction and business services temper gains from healthcare and retail expansions. West Palm Beach is one of the few areas in Florida in which retailers are hiring thanks to its concentration of wealthy retirees who benefit from the recent improvement in financial conditions.

POPULATION

The resumption of robust population growth will enable consumer-driven industries to expand at a rapid clip, but this is more likely to occur in 2012 than in 2011. Even though low mortgage rates and severe house price declines have restored housing affordability, retirees are still stung by the diminution of their nest eggs that occurred during the financial crisis and house price declines. Retirement to West Palm Beach will not accelerate until asset values are much higher and home prices stop declining, which is not expected to occur nationally until the second half of 2011. Non-retiree in-migration is still constrained by low labor force mobility; hiring remains dormant, and many homeowners are under water on their mortgages.

Since West Palm Beach is first and foremost a retiree destination, the pace of in-migration will determine its economic performance more than any other statistic. The local population has expanded during the past two years after contracting in 2007, but more robust in-migration is necessary for West Palm Beach to reclaim its status as one of the faster-growing metropolitan economies in the nation.

HOUSING

Home prices are expected to fall by an additional 16% in West Palm Beach by mid-2012, less than in neighboring Miami or Fort Lauderdale but more than in most areas in the region. Roughly 23% of first-mortgage debt is in delinquency or default in West Palm Beach, the fifth highest percentage in the nation. Now that trial mortgage modifications are fading and courts are digesting the backlog of foreclosures, distress sales are accounting for a larger percentage of home sales, weighing on house prices. One silver lining is that in the last year, no large metro area in Florida has made more progress in reducing its excess housing inventory than West Palm Beach. New construction has been virtually nonexistent, even though sales picked up in response to the homebuyer tax credit. Residential construction is expected to pick up next year alongside housing demand, but risks are weighted to the downside; prolonged foreclosure moratoriums could lengthen the time it will take to purge excess housing inventory.



BIOTECH

The biotechnology cluster is growing as firms position themselves around Scripps, Max Planck, Florida Atlantic University, and the area's multitude of hospitals. CHS Pharma, which researches treatments for skin conditions, will move its headquarters from Miami to West Palm Beach to be closer to FAU's Molecular Biology Center, and GLG Pharma is expanding at a site near Scripps and Max Planck to develop anti-cancer drugs. In addition, Scripps Florida has received two grants; the first to study cancer and tobacco-related diseases, and the second to develop treatments for drug addiction. A skilled workforce and the presence of world-class research firms will continue to transform biotechnology into the area's foremost economic engine once baby-boomer retirement slows down.

CONCLUSION

West Palm Beach will continue to recover at a moderate rate until it once again becomes the retiree magnet that it was prior to the recession. This is more likely to occur in 2012 than in 2011. Coupled with an emerging biotech industry, retiree in-migration will power economic expansion in the long term, enabling West Palm Beach to be an above-average performer.


CBRE
CB RICHARD ELLIS

NEIGHBORHOOD ANALYSIS

LOCATION

The subject is in unincorporated Palm Beach County and just west of the city of Boynton Beach, which is considered to be a suburban and rural location. The subject location is southwest Palm Beach County, and about 20 miles southwest of the downtown West Palm Beach Central Business District.

BOUNDARIES

The neighborhood boundaries are detailed as follows:



North:	Lake Worth Road
South:	Atlantic Avenue
East:	Florida Turnpike (toll road)
West:	L-40 Canal and the East Coast Buffer Conservation Area

LAND USE & GROWTH PATTERNS

The subject property is located within the Agricultural Reserve District, which is an area of the County that encompasses unique farmland, regional water management areas and wetlands. It is also an area that may become urbanized. The ARG-Agricultural Reserve zoning allows a maximum density of one unit per five acres and provides a development option of one unit per acre, if the site is a minimum of 40 acres and if the development is clustered on 20% of the land with 80% of the land is retained as agriculture or open space. Development rights can be transferred within the Agricultural Reserve to a receiving property. However, the receiving property is considered the development area and the sending property must be preserved as agriculture, passive recreation or other open space use, via a conservation easement.

The subject submarket is essentially a suburban residential and agriculture community that is trying to protect the rural agricultural land uses while balancing the suburban development sprawl. Residential subdivisions were developed from approximately 1999 to 2003 with newer projects being developed further south and west. Directly north of the subject property is the Melrose P.U.D. (Venetian Isles). A typical lot size within Venetian Isles is 60' x 100' with recent sales ranging from $100,000 to $300,000 for homes ranging from 1,800 s.f. to 2,600 s.f. Directly west of the subject property is the Equus AGR - PUD. The Equus PUD includes luxury estate homes with horse stall condos available. Lot sizes can reach 100' x 167' and there are no recent sales in the past 12 months, but several listings are reported in the $479,000 to $1,750,000 range for the estate homes. Directly to the south of the subject property is the Countryside Meadows AGR-PDD with a typical lot size 60' x 100' and recent sales ranging from $450,000 to $590,000.

Brokers active in the Agricultural Reserve have indicated that some land owners anticipate a change in land use and zoning in the next five to ten years allowing more intense development. Listing prices for vacant land within the agricultural reserve have reached as high as $250,000 to $600,000 per acre. However, the Palm Beach County residential real-estate market is in a recession with decreasing sale prices and increasing inventories. According to a review of Multiple Listing Service (MLS) reports, there are approximately 450 to 500 active listings in the subject immediate submarket area, ranging from $85,000 to $2,398,000 list prices, and approximately 240 to 250 closed sales ranging from $100,000 to $590,000 in the past 6 months. Foreclosures also loom large as falling home prices prevent financially troubled homeowners from selling to get out from under exotic mortgages with escalating payments they no longer can afford.


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CB RICHARD ELLIS

ACCESS

Primary access to the subject neighborhood is provided by Florida's Turnpike, which has an entrance/exit ramp immediately adjacent to and along the western boundary of the subject property. The Turnpike, running north and south, connects the neighborhood to the greater south Florida area and regions beyond. The primary east-west arterials are Boynton Beach Boulevard, Gateway Boulevard and Woolbright Road. The primary north-south arterials, in addition to the Turnpike, included Hagen Ranch and Jog Roads, Military Trail and Congress Avenue.

The commute to the West Palm Beach Central Business District is about 20 minutes to the east.

DEMOGRAPHICS

Selected neighborhood demographics in 1-, 3-, and 5-mile radii from the subject are shown in the following table:

SELECTED NEIGHBORHOOD DEMOGRAPHICS

9000 Lyons Road Boynton Beach, FL	1 Mile Radius	3 Mile Radius	5 Mile Radius
Population			
2015 Population	6,044	45,221	135,642
2010 Population	5,423	40,452	124,178
2000 Population	578	23,818	92,915
1990 Population	243	6,247	43,924
Annual Growth 2010 - 2015	2.19%	2.25%	1.78%
Annual Growth 2000 - 2010	25.09%	5.44%	2.94%
Annual Growth 1990 - 2000	9.05%	14.32%	7.78%
Households			
2015 Households	2,198	17,283	54,375
2010 Households	1,965	15,553	50,159
2000 Households	208	9,319	38,693
1990 Households	84	2,286	18,019
Annual Growth 2010 - 2015	2.27%	2.13%	1.63%
Annual Growth 2000 - 2010	25.18%	5.26%	2.63%
Annual Growth 1990 - 2000	9.49%	15.09%	7.94%
Income			
2010 Median HH Inc	$82,967	$83,099	$67,524
2010 Estimated Average Household Income	$109,481	$105,136	$88,275
2010 Estimated Per Capita Income	$44,044	$41,044	$35,827
Age 25+ College Graduates - 2000	126	6,647	20,848
Age 25+ Percent College Graduates - 2010	2.5%	17.7%	16.6%

Source: CBRE


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CB RICHARD ELLIS

CONCLUSION

The neighborhood appears to be relatively affluent with middle-to-upper middle residential demographics, high historic household growth and reasonably strong forward looking growth.

As shown above, the population growth within the neighborhood has been relatively strong and is projected to continue at a more moderate pace going forward. Boynton Beach and other surrounding areas have seen significant growth in new housing as rural agricultural land is transformed into master planned residential PUDs. From this analysis, the outlook for continued population, household and household income growth in the neighborhood is expected to continue on a long term basis despite the current downtown and adverse market conditions.


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PLAT MAP

PALM BEACH THOROUGHBRED TRAINING FARM

A PLAT OF A PORTION OF SECTIONS 17, 18, 19 AND 20, TOWNSHIP 45 SOUTH, RANGE 42 EAST

AND ALSO BEING A REPLAT OF ALL OF TRACTS 56 THROUGH 69, 72 THROUGH 85, 88 THROUGH 101 AND 104 THROUGH 117, BLOCK 46, ALL OF TRACTS 2 THROUGH 15 AND 18 THROUGH 31, BLOCK 50, A PORTION OF TRACTS 55, 70, 71, 86, 87, 102, 103 AND 118, BLOCK 46, A PORTION OF TRACTS 1, 16, 17 AND 32, BLOCK 50 AND A PORTION OF THE ROAD, DYKE AND DITCH RESERVATIONS, (HEREINAFTER REFERRED TO AS RIGHT-OF-WAY) LYING IN AND BORDERING BLOCKS 46 AND 50, ALL OF THE PALM BEACH FARMS COMPANY PLAT NO. 3, ACCORDING TO THE PLAT THEREOF AS RECORDED IN PLAT BOOK 2, PAGES 45 THROUGH 54 OF THE PUBLIC RECORDS OF PALM BEACH COUNTY, FLORIDA

PALM BEACH COUNTY, FLORIDA

JOHN A. GRANT, JR., INC. CONSULTING ENGINEERS AND LAND SURVEYORS BOCA RATON, FLORIDA

SHEET 3 OF 8

AUGUST 2001

166

TRACT S-3 SEE SHEETS 5, 6 AND 7 OF 8 FOR TRACT DETAILS

TRACT S-2 SEE SHEETS 5, 6 AND 7 OF 8 FOR TRACT DETAILS

TRACT L-2

TRACT L-3

PARCEL A

LYONS ROAD

FLORIDA'S TURNPIKE

TRACT C SEE SHEET 6 OF 8 FOR TRACT DETAILS

TRACT L-1

TRACT D SEE SHEET 6 OF 8 FOR TRACT DETAILS

SEE DETAIL "A" ON SHEET 4 OF 8

SEE DETAIL "B" ON SHEET 4 OF 8

SEE DETAIL "C" ON SHEET 4 OF 8

TRACT S-2 SEE SHEETS 5, 6 AND 7 OF 8 FOR TRACT DETAILS

PARCEL B

TRACT S-1 SEE SHEETS 5, 6 AND 7 OF 8 FOR TRACT DETAILS

N89°21'20"E 4957.42'

S89°22'25"W 4957.58'

NOTES :

DETAIL "C"



CBRE CB RICHARD ELLIS

MASTER SITE PLAN


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CB RICHARD ELLIS

SITE ANALYSIS

The following chart summarizes the salient characteristics of the subject site.

SITE SUMMARY AND ANALYSIS			
Physical Description			
Gross Site Area	157.31 Acres	6,852,381 Sq. Ft.	
Net Site Area	157.31 Acres	6,852,381 Sq. Ft.	
Primary Road Frontage	Lyons Road	1,240 Feet	
Average Depth	4,958 Feet		
Excess Land Area	None		
Surplus Land Area	None		
Shape	Rectangular		
Topography	Level		
Existing Zoning District	AGR, Agricultural Reserve		
Proposed Zoning District	AGR/PUD, Planned Unit Development		
Overlay District	Ag Reserve		
Flood Map Panel No. & Date	120192 0185 A	1-Feb-79	
Flood Zone	Zone B		
Adjacent Land Uses	Training facility and residential uses		
Comparative Analysis	**Rating**		
Access	Good		
Visibility	Good		
Functional Utility	Good		
Traffic Volume	Good		
Adequacy of Utilities	Assumed adequate		
Landscaping	Good		
Drainage	Assumed adequate		
Utilities	**Provider**		**Adequacy**
Water	Palm Beach County		Yes
Sewer	Palm Beach County		Yes
Electricity	FPL		Yes
Telephone	AT&T		Yes
Mass Transit	Metropolitan Transit Authority		Yes
Other	**Yes**	**No**	**Unknown**
Detrimental Easements		X	
Encroachments		X	
Deed Restrictions		X	
Reciprocal Parking Rights		X	
Common Ingress/Egress	X		

Source: Various sources compiled by CBRE



COMMENTS AND CONCLUSION

The site is well positioned for a future residential subdivision development, subject to an acceptable geotechnical subsurface assessment.


CBRE
CB RICHARD ELLIS

ZONING

The following chart summarizes the subject's existing zoning requirements.

ZONING SUMMARY	
Current Zoning	AGR, Agricultural Reserve
Intent & Purpose	The AGR district is a portion of PBC lying between Hypoluxo Road on the north, Clint Moore Road on the south, the Ronald Reagan Turnpike on the east, and the Arthur R. Marshall Loxahatchee National Wildlife Refuge on the west. The district encompasses unique farmland, regional water management & wetlands areas. It is designated as an area to be preserved primarily for agricultural, environmental & water resources & open space related activities west of SR 7, agricultural & regional water management use if possible. Residential development is restricted to low-densities & commercial development is limited to those uses serving farm workers & other residents of the district. Gaming, pari-mutual wagering, off-track betting, events or activities held or broadcast for similar purposes shall be prohibited.
Legally Conforming	Yes
Uses Permitted	Single family, estate kitchen, farm residence, guest cottage, home occupation, kennel (Type I), enclosed auction, outdoor auction, green market, passive park, neighborhood park, agriculture, agriculture storage, community vegetable garden, farrier, retail nursery, wholesale nursery, shade house, private stable, remedial air stripper, excavation (Type I).
Uses Permitted, Subject to Special Permit, City and/or County Commission	Light manufacturing agriculture, R&D agriculture, packing plant, agricultural transshipment, commercial equestrian area, farmers market, potting soil manufacturing, commercial stable, chipping & mulching, communication antennas, composting facility, excavation (Type II), minor utility.
Zoning Change	Not likely
Category	**Zoning Requirement**
Minimum Lot Size	5 Acres
Minimum Lot Width	300 Feet
Minimum Lot Depth	300 Feet
Maximum Height	35 Feet
Minimum Setbacks	
Front Yard	100 Feet
Street Side Yard	80 Feet
Interior Side Yard	50 Feet
Rear Yard	100 Feet
Maximum Bldg. Coverage	15%
Maximum FAR/Density	NA
Parking Requirements	4 spaces / 1,000 SF of Bldg.
Subject's Actual Parking	5 spaces / 1,000 SF of Bldg.

Source: Palm Beach County Planning & Zoning Dept.


CBRE
CB RICHARD ELLIS

The following chart summarizes the subject's approved zoning requirements.

ZONING SUMMARY	
Current Zoning	PUD, Planned Unit Development
Intent & Purpose	The purpose of a PUD district is to offer a residential development alternative, which provides a living environment consisting of a range of living opportunities, recreation and civic uses, and a limited amount of commercial uses. The intent of the PUD is to promote imaginative design apporaches to the residential living environments, including the following: a. preservation of the natural environment b. intergration & connection of land uses with eprimeter landscape areaes, which provide vegetation preservation, buffering & circulation areas c. creation of a continuous non-vehicular circulation system d. establishment of private civic and/or public & civic recreation area to serve PUD e. provide for a limited amount fo commercial uses to serve the residents of the PUD f. provide for efficient use of landand public resources by co-locating harmonious uses to share civic uses and public facilities & services for the residents of PBC g. reduction of land conspumption by roads & other impervious surface uses h. provision for flexible PDRs to promote innovative and quality site design
Uses Permitted	Private civic sites shall consist of civic uses which provide services to PUD residents of fulfill recreational or educational needs for the residents of PBC; are customarily privately owned & operated; such as, but not limited to, private schools or libraries, day care centers, churches, temples and property owner association meeting areas.
Category	**Zoning Requirement**
Minimum Lot Size	0.5 acre
Minimum Lot Width	100 Feet
Minimum Lot Depth	100 Feet
Maximum Building Coverage	30%
Minimum Setbacks	
Front Yard	25 Feet
Street Side Yard	25 Feet
Interior Side Yard	20 Feet
Rear Yard	20 Feet
Maximum Building Height	35 feet

Source: Palm Beach County Planning & Zoning Dept.


CBRE
CB RICHARD ELLIS

TAX ASSESSMENT DATA

The following summarizes the local assessor's estimate of the subject's market value, assessed value, and taxes, and does not include any furniture, fixtures or equipment.

AD VALOREM TAX INFORMATION				
Assessor's Market Value		2009	2010	Pro Forma
00-42-45-17-08-000-0012		$905,080	$905,080	$11,500,000
00-42-45-17-08-000-0020		14,826,000	14,826,000	
Subtotal		$15,731,080	$15,731,080	$11,500,000
Assessed Value @		100%	100%	85%
		$15,731,080	$15,731,080	$9,775,000
General Tax Rate	(per $100 A.V.)	1.904770	1.976990	1.976990
General Tax:		$299,641	$311,002	$193,251
Special Assessments:		6,042	6,042	6,042
Effective Tax Rate	(per $100 A.V.)	1.943178	2.015398	2.038801
Total Taxes		**$305,683**	**$317,044**	**$199,293**
Less: 4% Early Pay Discount		**$293,456**	**$304,362**	**$191,321**
Source: Assessor's Office				

Based on the foregoing, the total taxes for the subject have been estimated as $199,293 for the base year of our analysis, based upon an assessed value of $9,775,000 , or $62,138 per acre. This is well below the current and historical assessment, and a tax appeal is strongly recommended based on "just value" statute, less cost of sales.

For purposes of this analysis we are assuming any outstanding property tax liability has been paid. CBRE assumes that all taxes are current. If the subject sold for the value estimate in this report, a reassessment at that value could occur. The consequences of this reassessment have been considered in the appropriate valuation sections.


CBRE
CB RICHARD ELLIS

HIGHEST AND BEST USE

In appraisal practice, the concept of highest and best use represents the premise upon which value is based. The four criteria the highest and best use must meet are:

- legal permissibility;
- physical possibility;
- financial feasibility; and
- maximum profitability.

The highest and best use analysis of the subject is discussed on the following pages. This analysis incorporates the information presented in the Market Analysis section, as well as any unique characteristics of the subject described previously.

AS VACANT

The property is intended to be rezoned for residential subdivision use and is of sufficient size to accommodate various types of low intensity residential and agricultural development. The immediate area includes various residential and recreational land uses. Considering the surrounding land uses, location attributes, legal restrictions and other factors, it is our opinion that a residential subdivision use could be reasonable and appropriate, subject to an interim hold until market conditions improve, and subject to an acceptable geotechnical subsurface assessment.


CBRE
CB RICHARD ELLIS

APPRAISAL METHODOLOGY

In appraisal practice, an approach to value is included or omitted based on its applicability to the property type being valued and the quality and quantity of information available. Based on information contained in the Thirteenth Edition of The Appraisal of Real Estate, published in 2008, depending on a specific appraisal assignment, any of the following four methods may be used to determine the market value of the fee simple interest of land:

* Sales Comparison Approach;
* Income Capitalization Procedures;
* Allocation; and
* Extraction.

The following summaries of each method are paraphrased from the text.

The first is the sales comparison approach. This is a process of analyzing sales of similar, recently sold parcels in order to derive an indication of the most probable sales price (or value) of the property being appraised. The reliability of this approach is dependent upon (a) the availability of comparable sales data, (b) the verification of the sales data regarding size, price, terms of sale, etc., (c) the degree of comparability or extent of adjustment necessary for differences between the subject and the comparables, and (d) the absence of nontypical conditions affecting the sales price. This is the primary and most reliable method used to value land (if adequate data exists).

The income capitalization procedures include three methods: land residual technique, ground rent capitalization, and Subdivision Development Analysis. A discussion of each of these three techniques is presented in the following paragraphs.

> The land residual method may be used to estimate land value when sales data on similar parcels of vacant land are lacking. This technique is based on the principle of balance and the related concept of contribution, which are concerned with equilibrium among the agents of production--i.e. labor, capital, coordination, and land. The land residual technique can be used to estimate land value when: 1) building value is known or can be accurately estimated, 2) stabilized, annual net operating income to the property is known or estimable, and 3) both building and land capitalization rates can be extracted from the market. Building value can be estimated for new or proposed buildings that represent the highest and best use of the property and have not yet incurred physical deterioration or functional obsolescence.
>
> The subdivision development method is used to value land when subdivision and development represent the highest and best use of the appraised parcel. In this method, an appraiser determines the number and size of lots that can be created from the appraised land physically, legally, and economically. The value of the underlying land is then estimated through a discounted cash flow analysis with revenues based on the achievable sale price of the finished product and expenses based on all costs required to complete and sell the finished product.


CBRE
CB RICHARD ELLIS

The ground rent capitalization procedure is predicated upon the assumption that ground rents can be capitalized at an appropriate rate to indicate the market value of a site. Ground rent is paid for the right to use and occupy the land according to the terms of the ground lease; it corresponds to the value of the landowner's interest in the land. Market-derived capitalization rates are used to convert ground rent into market value. This procedure is useful when an analysis of comparable sales of leased land indicates a range of rents and reasonable support for capitalization rates can be obtained.

The allocation method is typically used when sales are so rare that the value cannot be estimated by direct comparison. This method is based on the principle of balance and the related concept of contribution, which affirm that there is a normal or typical ratio of land value to property value for specific categories of real estate in specific locations. This ratio is generally more reliable when the subject property includes relatively new improvements. The allocation method does not produce conclusive value indications, but it can be used to establish land value when the number of vacant land sales is inadequate.

The extraction method is a variant of the allocation method in which land value is extracted from the sale price of an improved property by deducting the contribution of the improvements, which is estimated from their depreciated costs. The remaining value represents the value of the land. Value indications derived in this way are generally unpersuasive because the assessment ratios may be unreliable and the extraction method does not reflect market considerations.

METHODOLOGY APPLICABLE TO THE SUBJECT

For the purposes of this analysis, we have utilized the sales comparison approach. The other methodologies are used primarily when comparable land sales data is non-existent. Therefore, these approaches have not been used.


CBRE
CB RICHARD ELLIS

LAND VALUE

The following map and table summarize the comparable data used in the valuation of the subject site. A detailed description of each transaction is included in the addenda.


Subject Property
Lyons Rd
Boynton Beach, FL 33472
Land Sale 3
Ranches Rd
Lake Worth, FL 33463
Land Sale 5
Loxahatchee Rd
Pompano Beach, FL 33067
Land Sale 1
Aztec Blvd
Pompano Beach, FL 33068
Land Sale 4
16901 SW 157th Ave
Miami, FL 33187
Land Sale 2
11200 SW 232nd St
Miami, FL 33170
Lake Okeechobee
Clewiston
Harlem
Belle Glade
South Bay
Royal Palm
North Palm Beach
Lake Worth
Lantana
Boynton Beach
Delray Beach
Boca Raton
Deerfield Beach
Parkland
Coral Springs
Pompano Beach
Tamarac
Sunrise
Oakland Park
Plantation
Cooper City
Dania
Hollywood
Pembroke Pines
Hallandale Beach
North Miami
Hialeah
Miami Beach
Virginia Key
Cutler Ridge
Goulds
Princeton
Homestead
Leisure City
Biscayne National Park
Florida Keys
P A L M   B E A C H
H E N D R Y
F L O R I D A
B R O W A R D
C O L L I E R
M O N R O E
Big Cypress Indian Reservation
Everglades Wildlife Management Area
Big Cypress Swamp
Big Cypress National Preserve
Everglades National Park
Gulf of Mexico
A t l a n t i c   O c e a n
Straits of Florida

SUMMARY OF COMPARABLE LAND SALES

No.	Property Location	Transaction Type	Transaction Date	Proposed Use	Actual Sale Price	Adjusted Sale Price [1]	Size (Acres)	Size (SF)	Price Per Acre	Price Per SF	Price Per Dwelling
1	Aztec Boulevard & N. State Road 7, Margate, FL	Sale	Mar-09	RV resort	$15,750,000	$15,750,000	104.70	4,560,732	$150,430	$3.45	$24,381
2	SWC of SW 232nd Street and SW 112th Avenue, Unincorporated Miami-Dade, FL	Sale	Jun-09	300 Townhomes, 168 SFDs	$8,000,000	$8,000,000	79.50	3,463,020	$100,629	$2.31	$17,094
3	SWQ of Jog Road & Ranches Road, Lake Worth, FL	Sale	Aug-10	Residential subdivision	$5,995,000	$5,995,000	107.92	4,700,995	$55,550	$1.28	$27,127
4	16901 S.W. 157th Avenue, Miami, FL	Sale	Sep-10	Residential subdivision	$12,000,000	$12,000,000	116.98	5,095,649	$102,582	$2.35	$19,868
5	11500 Loxahatchee Road, Parkland, FL	Sale	Jan-11	Residential subdivision	$15,000,000	$15,000,000	292.07	12,722,582	$51,357	$1.18	$25,000
Subj.	9000 Block of Lyons Road, Boynton Beach (unincorporated Palm Beach), FL	---	---	Residential subdivision	---	---	157.31	6,852,381	---	---	---

[1] Transaction amount adjusted for cash equivalency and/or development costs (where applicable)

Compiled by CBRE



The sales utilized represent the best data available for comparison with the subject and were selected from the greater Boynton Beach (unincorporated Palm Beach) area and comparable rural & suburban submarkets within a 1-to-60-mile radius of the subject. These sales were chosen based upon physical & economic characteristics.

SUMMARY DISCUSSION/ANALYSIS OF LAND SALES

Adjustments to the land sales have been considered and applied for differences in market conditions (time), size, location, topography/site conditions and zoning/density.

SUMMARY OF ADJUSTMENTS

Based on our comparative analysis, the following chart summarizes the adjustments warranted to each comparable.


CBRE
CB RICHARD ELLIS

LAND SALES ADJUSTMENT GRID

Comparable Number	1	2	3	4	5	Subject
Transaction Type	Sale	Sale	Sale	Sale	Sale	---
Transaction Date	Mar-09	Jun-09	Aug-10	Sep-10	Jan-11	---
Proposed Use	RV resort	300 Townhomes,	Residential subdivision	Residential subdivision	Residential subdivision	Residential subdivision
Actual Sale Price	$15,750,000	$8,000,000	$5,995,000	$12,000,000	$15,000,000	---
Adjusted Sale Price [1]	$15,750,000	$8,000,000	$5,995,000	$12,000,000	$15,000,000	---
Size (Acres)	104.70	79.50	107.92	116.98	292.07	157.31
Size (SF)	4,560,732	3,463,020	4,700,995	5,095,649	12,722,582	6,852,381
Density (UPA)	6.2	5.9	2.0	5.2	2.1	1.8
Proposed or Allowable Units	646	468	221	604	600	288
Price Per Acre	$150,430	$100,629	$55,550	$102,582	$51,357	---
Price Per SF	$3.45	$2.31	$1.28	$2.35	$1.18	---
Price Per Unit	$24,381	$17,094	$27,127	$19,868	$25,000	---
Price ($ PSF)	$3.45	$2.31	$1.28	$2.35	$1.18	
Property Rights Conveyed	0%	0%	0%	0%	0%	
Financing Terms [1]	0%	0%	0%	0%	0%	
Conditions of Sale	0%	0%	0%	0%	0%	
Market Conditions (Time)	0%	0%	0%	0%	0%	
Subtotal	$3.45	$2.31	$1.28	$2.35	$1.18	
Size	0%	0%	0%	0%	10%	
Shape	0%	0%	25%	0%	0%	
Corner	0%	0%	0%	0%	0%	
Frontage	0%	0%	0%	0%	0%	
Topography	0%	0%	0%	0%	5%	
Location	25%	25%	0%	25%	0%	
Zoning/Density	0%	0%	0%	0%	0%	
Utilities & Off-Site Infrastructure	10%	15%	25%	15%	25%	
Highest & Best Use	0%	0%	0%	0%	0%	
Total Other Adjustments	35%	40%	50%	40%	40%	
Value Indication PSF of Site	$4.66	$3.23	$1.91	$3.30	$1.65	
Value Indication Per Acre	$203,080	$140,881	$83,326	$143,614	$71,900	
Value Indication Per Lot	$32,914	$23,932	$40,690	$27,815	$35,000	

[1] Transaction amount adjusted for cash equivalency and/or development costs (where applicable)
Compiled by CBRE

ALLOWABLE & PROPOSED RESIDENTIAL DWELLING UNIT DENSITY ANALYSIS

Once we have applied the qualitative and quantitative adjustments for physical and economic differences comparable sale in direct comparison to the subject property, we than arrayed the comparable sales by allowable or proposed dwelling unit per acre density, as follows:


CBRE
CB RICHARD ELLIS

DENSITY ANALYSIS		
Sale	Proposed Density (du/ac)	Adjusted S.P./Acre
Subject	1.8	-----
3	2.0	$83,326
5	2.1	$71,900
4	5.2	$143,614
2	5.9	$140,881
1	6.2	$203,080
Compiled by CBRE		

CONCLUSION

Based on the preceding analysis, all of the comparable sales were representative of the subject site, and warranted equal consideration based on proposed residential subdivision densities and recent sale transaction dates.

In conclusion, a price per square foot of site area, the price per acre and a price per proposed dwelling unit within the unadjusted and adjusted ranges are all appropriate for the subject. The following table presents the valuation conclusion:

CONCLUDED LAND VALUE				
$ PSF		Site SF		Total
$1.65	x	6,852,381	=	$11,306,429
$1.90	x	6,852,381	=	$13,019,524
$ PSF		Site Acres		Total
$70,000	x	157.31	=	$11,011,632
$80,000	x	157.31	=	$12,584,722
$ PSF		Proposed Lots		Total
$35,000	x	288	=	$10,080,000
$40,000	x	288	=	$11,520,000
Indicated Value:				**$11,500,000**
		(Rounded $ PSF)		$1.68
Compiled by CBRE				


CBRE
CB RICHARD ELLIS

RECONCILIATION OF VALUE

The value indications from the approaches to value are summarized as follows:

SUMMARY OF VALUE CONCLUSIONS	
	As Is on January 26, 2011
Cost Approach	Not applicable
Sales Comparison Approach	$11,500,000
Income Capitalization Approach	Not applicable
Reconciled Value	$11,500,000
Compiled by CBRE	

In the sales comparison approach, the subject is compared to similar properties that have been sold recently or for which listing prices or offers are known. The sales used in this analysis are considered highly comparable to the subject, and were adjusted on reasonable and well-supported rationale. In addition, market participants are currently analyzing purchase prices on large tracts of agricultural properties as they relate to available substitutes in the market. Therefore, the sales comparison approach is considered to provide a reliable value indication.

Based on the foregoing, the market value of the subject has been concluded as follows:

MARKET VALUE CONCLUSION			
Appraisal Premise	Interest Appraised	Date of Value	Value Conclusion
As Is	Fee Simple Estate	January 26, 2011	$11,500,000
Compiled by CBRE			


CBRE
CB RICHARD ELLIS

ASSUMPTIONS AND LIMITING CONDITIONS

1. Unless otherwise specifically noted in the body of the report, it is assumed that title to the property or properties appraised is clear and marketable and that there are no recorded or unrecorded matters or exceptions to title that would adversely affect marketability or value. CBRE is not aware of any title defects nor has it been advised of any unless such is specifically noted in the report. CBRE, however, has not examined title and makes no representations relative to the condition thereof. Documents dealing with liens, encumbrances, easements, deed restrictions, clouds and other conditions that may affect the quality of title have not been reviewed. Insurance against financial loss resulting in claims that may arise out of defects in the subject's title should be sought from a qualified title company that issues or insures title to real property.
2. Unless otherwise specifically noted in the body of this report, it is assumed: that the existing improvements on the property or properties being appraised are structurally sound, seismically safe and code conforming; that all building systems (mechanical/electrical, HVAC, elevator, plumbing, etc.) are in good working order with no major deferred maintenance or repair required; that the roof and exterior are in good condition and free from intrusion by the elements; that the property or properties have been engineered in such a manner that the improvements, as currently constituted, conform to all applicable local, state, and federal building codes and ordinances. CBRE professionals are not engineers and are not competent to judge matters of an engineering nature. CBRE has not retained independent structural, mechanical, electrical, or civil engineers in connection with this appraisal and, therefore, makes no representations relative to the condition of improvements. Unless otherwise specifically noted in the body of the report: no problems were brought to the attention of CBRE by ownership or management; CBRE inspected less than 100% of the entire interior and exterior portions of the improvements; and CBRE was not furnished any engineering studies by the owners or by the party requesting this appraisal. If questions in these areas are critical to the decision process of the reader, the advice of competent engineering consultants should be obtained and relied upon. It is specifically assumed that any knowledgeable and prudent purchaser would, as a precondition to closing a sale, obtain a satisfactory engineering report relative to the structural integrity of the property and the integrity of building systems. Structural problems and/or building system problems may not be visually detectable. If engineering consultants retained should report negative factors of a material nature, or if such are later discovered, relative to the condition of improvements, such information could have a substantial negative impact on the conclusions reported in this appraisal. Accordingly, if negative findings are reported by engineering consultants, CBRE reserves the right to amend the appraisal conclusions reported herein.
3. Unless otherwise stated in this report, the existence of hazardous material, which may or may not be present on the property was not observed by the appraisers. CBRE has no knowledge of the existence of such materials on or in the property. CBRE, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea formaldehyde foam insulation, contaminated groundwater or other potentially hazardous materials may affect the value of the property. The value estimate is predicated on the assumption that there is no such material on or in the property that would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

   We have inspected, as thoroughly as possible by observation, the land; however, it was impossible to personally inspect conditions beneath the soil. Therefore, no representation is made as to these matters unless specifically considered in the appraisal.
4. All furnishings, equipment and business operations, except as specifically stated and typically considered as part of real property, have been disregarded with only real property being considered in the report unless otherwise stated. Any existing or proposed improvements, on or off-site, as well as any alterations or repairs considered, are assumed to be completed in a workmanlike manner according to standard practices based upon the information submitted to CBRE This report may be subject to amendment upon re-inspection of the subject subsequent to repairs, modifications, alterations and completed new construction. Any estimate of Market Value is as of the date indicated; based upon the information, conditions and projected levels of operation.
5. It is assumed that all factual data furnished by the client, property owner, owner's representative, or persons designated by the client or owner to supply said data are accurate and correct unless otherwise specifically noted in the appraisal report. Unless otherwise specifically noted in the appraisal report, CBRE has no reason to believe that any of the data furnished contain any material error. Information and data referred to in this paragraph include, without being limited to, numerical street addresses, lot and block numbers, Assessor's Parcel Numbers, land dimensions, square footage area of the land, dimensions of the improvements, gross building areas, net rentable areas, usable areas, unit count, room count, rent schedules, income data, historical operating expenses, budgets, and related data. Any material error in any of the above data could have a substantial impact on the conclusions reported. Thus, CBRE reserves the right to amend conclusions reported if made aware of any such error. Accordingly, the client-addressee should carefully review all assumptions, data, relevant calculations, and conclusions within 30 days after the date of delivery of this report and should immediately notify CBRE of any questions or errors.


CBRE
CB RICHARD ELLIS

6. The date of value to which any of the conclusions and opinions expressed in this report apply, is set forth in the Letter of Transmittal. Further, that the dollar amount of any value opinion herein rendered is based upon the purchasing power of the American Dollar on that date. This appraisal is based on market conditions existing as of the date of this appraisal. Under the terms of the engagement, we will have no obligation to revise this report to reflect events or conditions which occur subsequent to the date of the appraisal. However, CBRE will be available to discuss the necessity for revision resulting from changes in economic or market factors affecting the subject.
7. CBRE assumes no private deed restrictions, limiting the use of the subject in any way.
8. Unless otherwise noted in the body of the report, it is assumed that there are no mineral deposit or subsurface rights of value involved in this appraisal, whether they be gas, liquid, or solid. Nor are the rights associated with extraction or exploration of such elements considered unless otherwise stated in this appraisal report. Unless otherwise stated it is also assumed that there are no air or development rights of value that may be transferred.
9. CBRE is not aware of any contemplated public initiatives, governmental development controls, or rent controls that would significantly affect the value of the subject.
10. The estimate of Market Value, which may be defined within the body of this report, is subject to change with market fluctuations over time. Market value is highly related to exposure, time promotion effort, terms, motivation, and conclusions surrounding the offering. The value estimate(s) consider the productivity and relative attractiveness of the property, both physically and economically, on the open market.
11. Any cash flows included in the analysis are forecasts of estimated future operating characteristics are predicated on the information and assumptions contained within the report. Any projections of income, expenses and economic conditions utilized in this report are not predictions of the future. Rather, they are estimates of current market expectations of future income and expenses. The achievement of the financial projections will be affected by fluctuating economic conditions and is dependent upon other future occurrences that cannot be assured. Actual results may vary from the projections considered herein. CBRE does not warrant these forecasts will occur. Projections may be affected by circumstances beyond the current realm of knowledge or control of CBRE
12. Unless specifically set forth in the body of the report, nothing contained herein shall be construed to represent any direct or indirect recommendation of CBRE to buy, sell, or hold the properties at the value stated. Such decisions involve substantial investment strategy questions and must be specifically addressed in consultation form.
13. Also, unless otherwise noted in the body of this report, it is assumed that no changes in the present zoning ordinances or regulations governing use, density, or shape are being considered. The property is appraised assuming that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, nor national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimates contained in this report is based, unless otherwise stated.
14. This study may not be duplicated in whole or in part without the specific written consent of CBRE nor may this report or copies hereof be transmitted to third parties without said consent, which consent CBRE reserves the right to deny. Exempt from this restriction is duplication for the internal use of the client-addressee and/or transmission to attorneys, accountants, or advisors of the client-addressee. Also exempt from this restriction is transmission of the report to any court, governmental authority, or regulatory agency having jurisdiction over the party/parties for whom this appraisal was prepared, provided that this report and/or its contents shall not be published, in whole or in part, in any public document without the express written consent of CBRE which consent CBRE reserves the right to deny. Finally, this report shall not be advertised to the public or otherwise used to induce a third party to purchase the property or to make a "sale" or "offer for sale" of any "security", as such terms are defined and used in the Securities Act of 1933, as amended. Any third party, not covered by the exemptions herein, who may possess this report, is advised that they should rely on their own independently secured advice for any decision in connection with this property. CBRE shall have no accountability or responsibility to any such third party.
15. Any value estimate provided in the report applies to the entire property, and any pro ration or division of the title into fractional interests will invalidate the value estimate, unless such pro ration or division of interests has been set forth in the report.
16. The distribution of the total valuation in this report between land and improvements applies only under the existing program of utilization. Component values for land and/or buildings are not intended to be used in conjunction with any other property or appraisal and are invalid if so used.
17. The maps, plats, sketches, graphs, photographs and exhibits included in this report are for illustration purposes only and are to be utilized only to assist in visualizing matters discussed within this report. Except as specifically stated, data relative to size or area of the subject and comparable properties has been obtained from sources deemed accurate and reliable. None of the exhibits are to be removed, reproduced, or used apart from this report.
18. No opinion is intended to be expressed on matters which may require legal expertise or specialized investigation or knowledge beyond that customarily employed by real estate appraisers. Values and opinions expressed presume that


CBRE
CB RICHARD ELLIS

environmental and other governmental restrictions/conditions by applicable agencies have been met, including but not limited to seismic hazards, flight patterns, decibel levels/noise envelopes, fire hazards, hillside ordinances, density, allowable uses, building codes, permits, licenses, etc. No survey, engineering study or architectural analysis has been made known to CBRE unless otherwise stated within the body of this report. If the Consultant has not been supplied with a termite inspection, survey or occupancy permit, no responsibility or representation is assumed or made for any costs associated with obtaining same or for any deficiencies discovered before or after they are obtained. No representation or warranty is made concerning obtaining these items. CBRE assumes no responsibility for any costs or consequences arising due to the need, or the lack of need, for flood hazard insurance. An agent for the Federal Flood Insurance Program should be contacted to determine the actual need for Flood Hazard Insurance.

19. Acceptance and/or use of this report constitutes full acceptance of the Contingent and Limiting Conditions and special assumptions set forth in this report. It is the responsibility of the Client, or client's designees, to read in full, comprehend and thus become aware of the aforementioned contingencies and limiting conditions. Neither the Appraiser nor CBRE assumes responsibility for any situation arising out of the Client's failure to become familiar with and understand the same. The Client is advised to retain experts in areas that fall outside the scope of the real estate appraisal/consulting profession if so desired.
20. CBRE assumes that the subject analyzed herein will be under prudent and competent management and ownership; neither inefficient or super-efficient.
21. It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined and considered in the appraisal report.
22. No survey of the boundaries of the property was undertaken. All areas and dimensions furnished are presumed to be correct. It is further assumed that no encroachments to the realty exist.
23. The Americans with Disabilities Act (ADA) became effective January 26, 1992. Notwithstanding any discussion of possible readily achievable barrier removal construction items in this report, CBRE has not made a specific compliance survey and analysis of this property to determine whether it is in conformance with the various detailed requirements of the ADA. It is possible that a compliance survey of the property together with a detailed analysis of the requirements of the ADA could reveal that the property is not in compliance with one or more of the requirements of the ADA. If so, this fact could have a negative effect on the value estimated herein. Since CBRE has no specific information relating to this issue, nor is CBRE qualified to make such an assessment, the effect of any possible non-compliance with the requirements of the ADA was not considered in estimating the value of the subject.
24. Client shall not indemnify Appraiser or hold Appraiser harmless unless and only to the extent that the Client misrepresents, distorts, or provides incomplete or inaccurate appraisal results to others, which acts of the Client approximately result in damage to Appraiser. Notwithstanding the foregoing, Appraiser shall have no obligation under this Section with respect to any loss that is caused solely by the active negligence or willful misconduct of a Client and is not contributed to by any act or omission (including any failure to perform any duty imposed by law) by Appraiser. Client shall indemnify and hold Appraiser harmless from any claims, expenses, judgments or other items or costs arising as a result of the Client's failure or the failure of any of the Client's agents to provide a complete copy of the appraisal report to any third party. In the event of any litigation between the parties, the prevailing party to such litigation shall be entitled to recover, from the other, reasonable attorney fees and costs.
25. The report is for the sole use of the client; however, client may provide only complete, final copies of the appraisal report in its entirety (but not component parts) to third parties who shall review such reports in connection with loan underwriting or securitization efforts. Appraiser is not required to explain or testify as to appraisal results other than to respond to the client for routine and customary questions. Please note that our consent to allow an appraisal report prepared by CBRE or portions of such report, to become part of or be referenced in any public offering, the granting of such consent will be at our sole discretion and, if given, will be on condition that we will be provided with an Indemnification Agreement and/or Non-Reliance letter, in a form and content satisfactory to us, by a party satisfactory to us. We do consent to your submission of the reports to rating agencies, loan participants or your auditors in its entirety (but not component parts) without the need to provide us with an Indemnification Agreement and/or Non-Reliance letter.
26. As part of the client's requested scope of work, an estimate of insurable value is provided herein. CBRE has followed traditional appraisal standards to develop a reasonable calculation based upon industry practices and industry accepted publications such as the Marshal Valuation Service handbook. The methodology employed is a derivation of the cost approach which is primarily used as an academic exercise to help support the market value estimate and therefore is not reliable for Insurable Value estimates. Actual construction costs and related estimates can vary greatly from this estimate.

    This analysis should not be relied upon to determine proper insurance coverage which can only be properly estimated by consultants considered experts in cost estimation and insurance underwriting. It is provided to aid the client/reader/user as part of their overall decision making process and no representations or warranties are made by


CBRE
CB RICHARD ELLIS

CBRE regarding the accuracy of this estimate and it is strongly recommend that other sources be utilized to develop any estimate of insurable value.


CBRE
CB RICHARD ELLIS

ADDENDA

ADDENDUM A

GLOSSARY OF TERMS

assessed value Assessed value applies in ad valorem taxation and refers to the value of a property according to the tax rolls. Assessed value may not conform to market value, but it is usually calculated in relation to a market value base. †

cash equivalency The procedure in which the sale prices of comparable properties sold with atypical financing are adjusted to reflect typical market terms.

contract rent The actual rental income specified in a lease. ‡

disposition value The most probable price which a specified interest in real property is likely to bring under all of the following conditions: 1) Consummation of a sale will occur within a limited future marketing period specified by the client; 2) The actual market conditions currently prevailing are those to which the appraised property interest is subject; 3) The buyer and seller is each acting prudently and knowledgeably; 4) The seller is under compulsion to sell; 5) The buyer is typically motivated; 6) Both parties are acting in what they consider their best interests; 7) An adequate marketing effort will be made in the limited time allowed for the completion of a sale; 8) Payment will be made in cash in U.S. dollars or in terms of financial arrangements comparable thereto; and 9) The price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.‡

effective rent The rental rate net of financial concessions such as periods of no rent during the lease term; may be calculated on a discounted basis, reflecting the time value of money, or on a simple, straight-line basis. ‡

excess land In regard to an improved site, the land not needed to serve or support the existing improvement. In regard to a vacant site or a site considered as though vacant, the land not needed to accommodate the site's primary highest and best use. Such land may be separated from the larger site and have its own highest and best use, or it may allow for future expansion of the existing or anticipated improvement. *See also* surplus land. ‡

extraordinary assumption An assumption directly related to a specific assignment, which, if found to be false, could alter the appraiser's opinions or conclusions. Extraordinary assumptions presume as fact otherwise uncertain information about physical, legal, or economic characteristics of the subject property; or about conditions external to the property such as market conditions or trends; or about the integrity of data used in an analysis. *See also* hypothetical condition. ‡

fee simple estate Absolute ownership unencumbered by any other interest or estate, subject only to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat. ‡

floor area ratio (FAR) The relationship between the above-ground floor area of a building, as described by the building code, and the area of the plot on which it stands; in planning and zoning, often expressed as a decimal, e.g., a ratio of 2.0 indicates that the permissible floor area of a building is twice the total land area; also called *building-to-land ratio*. ‡

full service lease A lease in which rent covers all operating expenses. Typically, full service leases are combined with an *expense stop*, the expense level covered by the contract lease payment. Increases in expenses above the expense stop level are passed through to the tenant and are known as *expense pass-throughs*.

going concern value Going concern value is the value of a proven property operation. It includes the incremental value associated with the business concern, which is distinct from the value of the real estate only. Going concern value includes an intangible enhancement of the value of an operating business enterprise which is produced by the assemblage of the land, building, labor, equipment, and marketing operation. This process creates an economically viable business that is expected to continue. Going concern value refers to the total value of a property, including both real property and intangible personal property attributed to the business value. †

gross building area (GBA) The total floor area of a building, including below-grade space but excluding unenclosed areas, measured from the exterior of the walls. Gross building area for office buildings is computed by measuring to the outside finished surface of permanent outer building walls without any deductions. All enclosed floors of the building including basements, mechanical equipment floors, penthouses, and the like are included in the measurement. Parking spaces and parking garages are excluded. ‡

hypothetical condition That which is contrary to what exists but is supposed for the purpose of analysis. Hypothetical conditions assume conditions contrary to known facts about physical, legal, or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about the integrity of data used in an analysis. *See also* extraordinary assumption. ‡

investment value Investment value is the value of an investment to a particular investor based on his or her investment requirements. In contrast to market value, investment value is value to an individual, not value in the marketplace. Investment value reflects the subjective relationship between a particular investor and a given investment. When measured in dollars, investment value is the price an investor would pay for an investment in light of its perceived capacity to satisfy his or her desires,

needs, or investment goals. To estimate investment value, specific investment criteria must be known. Criteria to evaluate a real estate investment are not necessarily set down by the individual investor; they may be established by an expert on real estate and its value, that is, an appraiser. †

leased fee
See leased fee estate

leased fee estate An ownership interest held by a landlord with the right of use and occupancy conveyed by lease to others. The rights of the lessor (the leased fee owner) and the leased fee are specified by contract terms contained within the lease.‡

leasehold
See leasehold estate

leasehold estate The interest held by the lessee (the tenant or renter) through a lease conveying the rights of use and occupancy for a stated term under certain conditions.‡

liquidation value The most probable price which a specified interest in real property is likely to bring under all of the following conditions: 1) Consummation of a sale will occur within a severely limited future marketing period specified by the client; 2) The actual market conditions currently prevailing are those to which the appraised property interest is subject; 3) The buyer is acting prudently and knowledgeably; 4) The seller is under extreme compulsion to sell; 5) The buyer is typically motivated; 6) The buyer is acting in what he or she considers his or her best interests; 7) A limited marketing effort and time will be allowed for the completion of a sale; 8) Payment will be made in cash in U.S. dollars or in terms of financial arrangements comparable thereto; and 9) The price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale. ‡

market rent The most probable rent that a property should bring in a competitive and open market reflecting all conditions and restrictions of the specified lease agreement including term, rental adjustment and revaluation, permitted uses, use restrictions, and expense obligations; the lessee and lessor each acting prudently and knowledgeably, and assuming consummation of a lease contract as of a specified date and the passing of the leasehold from lessor to lessee under conditions whereby: 1) lessee and lessor are typically motivated; 2) both parties are well informed or well advised, and acting in what they consider their best interests; 3) a reasonable time is allowed for exposure in the open market; 4) the rent payment is made in terms of cash in U.S. dollars and is expressed as an amount per time period consistent with the payment schedule of the lease contract; and 5) the rental amount represents the normal consideration for the property leased unaffected by special fees or concessions granted by anyone associated with the transaction. ‡

market value Market value is one of the central concepts of the appraisal practice. Market value is differentiated from other types of value in that it is created by the collective patterns of the market. Market value means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby: 1) A reasonable time is allowed for exposure in the open market; 2) Both parties are well informed or well advised, and acting in what they consider their own best interests; 3) Buyer and seller are typically motivated; 4) Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and 5) The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.§

marketing period The time it takes an interest in real property to sell on the market subsequent to the date of an appraisal. ‡

net lease Lease in which all or some of the operating expenses are paid directly by the tenant. The landlord never takes possession of the expense payment. In a *Triple Net Lease* all operating expenses are the responsibility of the tenant, including property taxes, insurance, interior maintenance, and other miscellaneous expenses. However, management fees and exterior maintenance are often the responsibility of the lessor in a triple net lease. A *modified net lease* is one in which some expenses are paid separately by the tenant and some are included in the rent.

net rentable area (NRA) 1) The area on which rent is computed. 2) The Rentable Area of a floor shall be computed by measuring to the inside finished surface of the dominant portion of the permanent outer building walls, excluding any major vertical penetrations of the floor. No deductions shall be made for columns and projections necessary to the building. Include space such as mechanical room, janitorial room, restrooms, and lobby of the floor. *

occupancy rate The relationship or ratio between the income received from the rented units in a property and the income that would be received if all the units were occupied.‡

prospective value opinion A forecast of the value expected at a specified future date. A prospective value opinion is most frequently sought in connection with real estate projects that are proposed, under construction, or under conversion to a new us, or those that have not

achieved sellout or a stabilized level of long-term occupancy at the time the appraisal report is written. ‡

reasonable exposure time The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective opinion based upon an analysis of past events assuming a competitive and open market. ††

rent
See
full service lease
net lease
market rent
contract, coupon, face, or nominal rent
effective rent

shell rent The typical rent paid for retail, office, or industrial tenant space based on minimal "shell" interior finishes (called plain vanilla finish in some areas). Usually the landlord delivers the main building shell space or some minimum level of interior build-out, and the tenant completes the interior finish, which can include wall, ceiling, and floor finishes; mechanical systems, interior electric, and plumbing. Typically these are long-term leases with tenants paying all or most property expenses. ‡

surplus land Land not necessary to support the highest and best use of the existing improvement but, because of physical limitations, building placement, or neighborhood norms, cannot be sold off separately. Such land may or may not contribute positively to value and may or may not accommodate future expansion of an existing or anticipated improvement. *See also* excess land. ‡

usable area 1) The area actually used by individual tenants. 2) The Usable Area of an office building is computed by measuring to the finished surface of the office side of corridor and other permanent walls, to the center of partitions that separate the office from adjoining usable areas, and to the inside finished surface of the dominant portion of the permanent outer building walls. Excludes areas such as mechanical rooms, janitorial room, restrooms, lobby, and any major vertical penetrations of a multi-tenant floor. *

use value Use value is a concept based on the productivity of an economic good. Use value is the value a specific property has for a specific use. Use value focuses on the value the real estate contributes to the enterprise of which it is a part, without regard to the property's highest and best use or the monetary amount that might be realized upon its sale. †

value indication An opinion of value derived through application of the appraisal process. ‡

---

† *The Appraisal of Real Estate*, Thirteenth Edition, Appraisal Institute, 2008.

‡ *The Dictionary of Real Estate Appraisal*, Fourth Edition, Appraisal Institute, 2002.

§ Office of Comptroller of the Currency (OCC), 12 CFR Part 34, Subpart C – Appraisals, 34.42 (g); Office of Thrift Supervision (OTS), 12 CFR 564.2 (g); Appraisal Institute, *The Dictionary of Real Estate Appraisal*, 4th ed. (Chicago: Appraisal Institute, 2002), 177-178. This is also compatible with the RTC, FDIC, FRS and NCUA definitions of market value as well as the example referenced in the *Uniform Standards of Professional Appraisal Practice (USPAP).*

* 2000 BOMA Experience Exchange Report, Income/Expense Analysis for Office Buildings (Building Owners and Managers Association, 2000)

†† *Statement on Appraisal Standard No. 6*, Appraisal Standards Board of The Appraisal Foundation, September 16, 1993, revised June 15, 2004.

ADDENDUM B

LAND SALE DATA SHEETS

MOBILE HOME PARK LAND SALE No. 1

Aztec RV Resort (104.70 Gross Acres)

Location Data

Location:	**Aztec Boulevard & N. State Road 7 Margate,FL 33068**
County:	**Broward**
Assessor's Parcel No:	**48-42-31-01-0200; 0040; 0011;**
Atlas Ref:	**N/A**

Sale Data

Transaction Type:	**Sale**
Date:	**3/2009**
Marketing Time:	**20 months**
Grantor:	**Uniprop Manufacturing Housing**
Grantee:	**Aztec RV Resort, Inc.**
Document No.:	**46617/1431**
Sale Price:	**$15,750,000**
Financing:	**Cash to Seller**
Cash Eq.Price:	**$15,750,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$15,750,000**
Verification:	**Margery Johnson, Broker & Louis St. Laurent II, P.A.**

Physical Data

Type:	**Mobile Home Park**	
Land Area:	**Gross**	**Usable**
Acres:	**104.7000**	**104.7000**
Square Feet:	**4,560,732**	**4,560,732**
Topography:	**Level, At Street Grade**	
Shape:	**Rectangular**	
Utilities:	**Available**	
Zoning:	**PUD with R-4 land use**	
Allowable Bldg Area:	**N/A**	
Floor Area Ratio:	**N/A**	
No. of units:	**646**	
Max FAR:	**N/A**	
Frontage:	**Aztec Boulevard;**	


Fern Forest
Pompano Canal
SITE
(NOW VACANT)
U.S. 441 / SR 7

Analysis

Use At Sale:	**Vacant MHP**
Proposed Use or Dev.	**RV resort**
Price Per Acre:	**$150,429**
Price Per SF of Land:	**$3.45**
Price Per Unit:	**$24,381**
Price Per SF of Bldg:	**N/A**

Comments

Former Aztec Estates MHP under contract to French-Canadian group for $15,000,000 and proposed for 646-luxury RV condominium sites priced at $110,000 to $250,000 per lot, with a proposed investment of another $15 million for clubhouse, landscaping, water retention lakes, etc.. The contract was in a 6 month due diligence period and required rezoning to Commercial Recreation from the existing R-4, low density residential land use, and an amendment to allow RV parks, and Development Review Committe, P&Z, City Commission, State DCA and Broward County re-plat approvals. However, the contract purchase was subject only to the rezoning request, which gave the buyers the confidence of achieving the other approvals with the City's support. The seller, Uniprop, closed the MHP in 2007 and performed the rezoning to R-4 for transition to a 707-unit residential subdivision and sell-off to third party developer. The residential site plan was permit ready with DRC, rezoning & plat approvals (but not recorded) for 93 detached single family dwelling units; 468 attached homes/townhomes; and 146, 2-story, multi-family units or an overall density of 6.9 units/gross acre; a gated entry feature; Pompano Canal frontage and 56.5 acres of open space (42%). The property had been listed at $17,000,000 with a lot of lookers prior to this contract at $15 million. Unfortunately, the Uniprop Manufacturing Housing Communities Income Fund that owns the site was adversely impacted by the economic downturn and had to enter into a 6 month forebearance agreement from the first mortgage lender National City Bank, which cross collaterialized another Uniprop property, identified as Old Dutch Farms, and allowed for deferred interest payments while the contract buyer was in due diligence. The contract price was reportedly sufficient to cover the first mortgage, and the buyer paid extension & approval costs of $750,000, which represents the October 23, 2009 recorded sale price of $15,750,000.

MIXED-USE LAND SALE No. 2

MC Estates Subdivision

Location Data

Location:	**SWC of SW 232nd Street and SW**
	Unincorporated Miami-Dade,FL
County:	**Miami-Dade**
Assessor's Parcel No:	**30-6019-018-0020**
Atlas Ref:	**N/A**

Physical Data

Type:	**Mixed-Use**	
Land Area:	**Gross**	**Usable**
Acres:	**79.5000**	**79.5000**
Square Feet:	**3,463,020**	**3,463,020**

Topography:	**Generally Level**
Shape:	**Irregular**
Utilities:	**Available to site**
Zoning:	**RU-3M & RU-1M**
Allowable Bldg Area:	**762,833**
Floor Area Ratio:	**0.22**
No. of units:	**468**
Max FAR:	
Frontage:	**SW 112th Avenue/Florida Turnpike; SW 232nd St (Silver Palm Dr)**

Sale Data

Transaction Type:	**Sale**
Date:	**6/2009**
Marketing Time:	**12 months**
Grantor:	**Maca Realty Holdings, LLC**
Grantee:	**SW 112 Investments, LLC**
Document No.:	**26896/2298**
Sale Price:	**$8,000,000**
Financing:	**Cash to Seller**
Cash Eq.Price:	**$8,000,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$8,000,000**
Verification:	**Lee Katsikos, Broker**



Analysis

Use At Sale:	**agricultural row crops**
Proposed Use or Dev.	**300 Townhomes, 168 SFDs**
Price Per Acre:	**$100,628**
Price Per SF of Land:	**$2.31**
Price Per Unit:	**$17,094**
Price Per SF of Bldg:	**$10.49**

Comments

This comparable represents the sale of a 79.50 acre, raw, undeveloped, agricultural land located at SW 232nd Street and SW 112th Avenue. The site is platted, vested, and approved for 300 townhome lots (25' x 80') with 6 model types ranging from 1,190 to 1,590-SF; 168 SFH lots (50' x 100') with 4 model types ranging from 1,500 to 2,220-SF; and 4.37-acres fronting S.W. 112th Ave., next to the Walgrrens (previously sold-off) that are entitled for 22,750-SF of in-line retail plus two outparcels that can support 6,000 & 4,603 square feet, respectively. The property was broker listed at $12,500,000 or $160,922 per acre for approximately 12 months prior to going into contract with a 45 day due diligence period and all cash closing. Prior sale history reported in November 2005 at $10,874,870, plus costs for platting & entitlements prior to the sub prime meltdown. This prior transaction was facilitated by Regions Bank who previously provided a $16,265,000 mortgage that was reported to be satisfied and discharged with the closing of the current sale. The broker reported SFWMD/ACOE permits issued, Miami-Dade Water/Sewer Agreement in-place, Dade County School impact fee credits by dedicating 6.88-acres for a public school in lieu of impact fees, 5.54- acres for park dedications, the creation of a Special Taxing District for common area maintenance & street lights and an operating lease to A & J Farms, Inc.. However, the site will require substantial earthwork and fill. The buyer purchased the property knowing there would be several years of holding until market conditions improve for development.

RESIDENTIAL SUBDIVISION LAND SALE No. 3

Osprey Oaks

Location Data

Location:	**SWQ of Jog Road & Ranches Road**
	Lake Worth,FL 33463
County:	**Palm Beach**
Assessor's Parcel No:	**00-42-45-10-01-002-0010; multi**
Atlas Ref:	**N/A**

Physical Data

Type:	**Residential Subdivision**	
Land Area:	**Gross**	**Usable**
Acres:	**107.9200**	**107.9200**
Square Feet:	**4,700,995**	**4,700,995**
Topography:	**Generally Level**	
Shape:	**Irregular**	
Utilities:	**Available**	
Zoning:	**PUD, Planned Unit Development**	
Allowable Bldg Area:	**N/A**	
Floor Area Ratio:	**N/A**	
No. of units:	**221**	
Max FAR:		
Frontage:	**Jog Road; Ranches Road**	

Sale Data

Transaction Type:	**Sale**
Date:	**8/2010**
Marketing Time:	**2 months**
Grantor:	**Bank of America**
Grantee:	**BR Osprey Acquisition, LLC**
Document No.:	**24040/1261**
Sale Price:	**$5,995,000**
Financing:	**Cash to Seller**
Cash Eq.Price:	**$5,995,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$5,995,000**
Verification:	**Buzz Smith, Listing Broker**


Hypoluxo Rd
Ranches Rd

Analysis

Use At Sale:	**Misc. agriculture & residentia**
Proposed Use or Dev.	**Residential subdivision**
Price Per Acre:	**$55,550**
Price Per SF of Land:	**$1.28**
Price Per Unit:	**$27,127**
Price Per SF of Bldg:	**N/A**

Comments

Failed assemblage by residential developer dating back to 2005 and impacted by the economic meltdown followed by foreclosure by the lender in August 2009. However, the prior developer was able to achieve entitlements, including TDR's (transferable development rights) for 123 units; and, create the Osprey Oaks CDD (Community Development District), but did not fund it; and, secured a potable water & sanitary sewer ERC agreement with Palm Beach County. The site comprises four (4) non-contiguous parcels, including 85.87-acres approved for 171-SFH and 37-condo units designated for workforce housing, which is an obligation (25 year covenant) for purchasing the TDRs. The three (3) remaining parcels, 12.11-acres, 5.02-acres & 4.92-acres, respectively, are on the south side of Western Way are approved for 13-SFH on 1-acre lots.

The buyer is a California based real estate investment fund that retained several of the seller's project management staff in order to re-introduce the project in the second half of 2011. The property was broker listed at $6,000,000 prior to contract at $5,995,000. In addition, there is an escrow account with $2,150,037 plus $99,564 in interest for the TDRs until owner directs disbursement to County for release of the TDRs and then permits can be issued.

RESIDENTIAL SUBDIVISION LAND SALE No. 4

Venetian Parc

Location Data

Location:	**16901 S.W. 157th Avenue**
	Miami,FL 33187
County:	**Miami-Dade**
Assessor's Parcel No:	**30-5933-000-0010**
Atlas Ref:	**N/A**

Sale Data

Transaction Type:	**Sale**
Date:	**9/2010**
Marketing Time:	**12 months**
Grantor:	**Quantum Ventures, LLC**
Grantee:	**Fortune Land Investments, LLC**
Document No.:	**27438/88**
Sale Price:	**$12,000,000**
Financing:	**Cash to Seller**
Cash Eq.Price:	**$12,000,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$12,000,000**
Verification:	**Reliant Real Estate Group, Broker**

Physical Data

Type:	**Residential Subdivision**	
Land Area:	**Gross**	**Usable**
Acres:	**116.9800**	**116.9800**
Square Feet:	**5,095,649**	**5,095,649**
Topography:	**Level, At Street Grade**	
Shape:	**Rectangular**	
Utilities:	**Available**	
Zoning:	**RU-M, Res. & RU-TH, Townhomes**	
Allowable Bldg Area:	**N/A**	
Floor Area Ratio:	**N/A**	
No. of units:	**604**	
Max FAR:		
Frontage:	**S.W. 157th Ave; S.W. 176th Street**	



Analysis

Use At Sale:	**Vacant land**
Proposed Use or Dev.	**Residential subdivision**
Price Per Acre:	**$102,581**
Price Per SF of Land:	**$2.35**
Price Per Unit:	**$19,868**
Price Per SF of Bldg:	**N/A**

Comments

Former agriculture land known as Hines Nursery that is located in the West Kendall submarket. The site was previously acquired in November 2005 for $47,853,600 and facilitated by a $39.4 million loan in favor of FirstBank Puerto Rico that ultimately filed for foreclosure in September 2009 and forced a short sale to the current buyer at a 70% discount to the original loan. The seller/developer was able to clear & grade, secure potable water/sanitary sewer ERCs from Miami-Dade County, achieve rezoning from AU, EU-1, EU-M & RU-1 to RU-1M and RU-TH, site plan entitlements, subject to recorded restrictions, 6.0-acre park site dedication, 7.0-acre school site dedication (in lieu of public school impact fees), off-site road obligations, and establish a CDD (Community Development District), that was never funded, between 2006 & 2008. The site was also approved for a total of 604 units comprising 417 single family dwellings and 186 townhomes.

RESIDENTIAL SUBDIVISION LAND SALE No. 5

Lox Road

Location Data

Location:	**11500 Loxahatchee Road** **Parkland,FL 33428**
County:	**Broward**
Assessor's Parcel No:	**47-41-29-01-0010**
Atlas Ref:	**N/A**

Sale Data

Transaction Type:	**Sale**
Date:	**1/2011**
Marketing Time:	**18 months**
Grantor:	**Amerigo Bruschi Family Limited**
Grantee:	**Standard Pacific of Florida**
Document No.:	**47641/15**
Sale Price:	**$15,000,000**
Financing:	**See Comments**
Cash Eq.Price:	**$15,000,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$15,000,000**
Verification:	**Dale Bruschi, selling party**

Physical Data

Type:	**Residential Subdivision**	
Land Area:	**Gross**	**Usable**
Acres:	**292.0703**	**292.0703**
Square Feet:	**12,722,582**	**12,722,582**

Topography:	**Generally Level**
Shape:	**Irregular**
Utilities:	**Available**
Zoning:	**RE, Residential Estate**
Allowable Bldg Area:	**N/A**
Floor Area Ratio:	**N/A**
No. of units:	**600**
Max FAR:	
Frontage:	**1,398' on Loxahatchee Road; 2,610' on County Line Road**



Analysis

Use At Sale:	**Raw land**
Proposed Use or Dev.	**Residential subdivision**
Price Per Acre:	**$51,357**
Price Per SF of Land:	**$1.18**
Price Per Unit:	**$25,000**
Price Per SF of Bldg:	**N/A**

Comments

Raw acreage purchased by residential home builder for $15,000,000 and facilitated by a short term purchase money mortgage in favor of the seller and in the amount of $12,000,000 orn 80% L-t-V. The property previously straddled the Palm Beach County line and was annexed into Broward County in 2009 along with numerous other parcels that comprise a 1,949-acre area known as "The Wedge." The seller also had an agreement with the City of Parkland to be annexed. The property was listed "for sale" at $24,000,000 prior to contract at $15,000,000 and during the marketing period the seller achieved a Broward County Land Use Amendment from Rural Residential-10 (1du/acre) to Low (2) Residential (2du/acre) and rezoning from AR, Agricultural Residential to RE, Residential Estate, Palm Beach Couny, but will ultimately be rezoned by the City of Parkland. The buyer/developer will be responsible for finalizing the entitlements via the plat & site plan approval process, some of which was addressed during the land use amendment process, but will be re-addressed again during the Broward County plat & City of Parkland site plan approval process, including costs & fees for impacts on public schools, roads & transportation, potable water, sanitary sewer, solid waste, drainage and recreation facilities prior to any issuance of building permits. The seller also engaged a land planner who developed several conceptual plans including a 280 to 435 unit residential subdivision with 55' x 125' to 90' x 125' lots and 162 to 212 acres of dedicated areas for water management, Lox Road right-of-way, landscape buffer & open space, recreational areas and entrance road.

ADDENDUM C

LEGAL DESCRIPTION & CONSERVATION EASEMENT



This Instrument Was Prepared By:

Record and Return to:
Jason A. Post, Esq.
Stearns Weaver Miller Weissler Alhadeff
& Sitterson, P.A.
150 W. Flagler Street
Suite 2200
Miami, Florida 33130

CFN 20070152311
OR BK 21565 PG 0798
RECORDED 03/29/2007 10:22:55
Palm Beach County, Florida
AMT 35,000,000.00
Doc Stamp 245,000.00
Sharon R. Bock, CLERK & COMPTROLLER
Pgs 0798 - 801; (4pgs)

RESERVED

SPECIAL WARRANTY DEED

THIS SPECIAL WARRANTY DEED made this 23rd day of March, 2007, by PALM MEADOWS ESTATES, LLC, a Delaware limited liability company, having its principal place of business at c/o Magna Entertainment Corp., 337 Magna Drive, Aurora, Ontario, L4G7A9, hereinafter called the Grantor, and 20004 Delaware Inc., a Delaware corporation, whose address is c/o MI Developments Inc., 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9.

(Wherever used herein the terms "Grantor" and "Grantee" include all the parties to this instrument and the heirs, legal representatives and assigns of individuals, and the successors and assigns of corporations.)

WITNESSETH, that the Grantor, for and in consideration of the sum of Ten ($10.00) Dollars and other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, by these presents does hereby grant, bargain, sell, alien, remise, release, convey and confirm unto the Grantee all that certain land situate lying in Miami-Dade County, Florida, to-wit:

All of Parcel B and the South 80.00 feet of Parcel A, PALM BEACH THOROUGHBRED TRAINING FARM, according to the plat thereof, as recorded in Plat Book 96, Page 164 through 171, inclusive, Public Records of Palm Beach County, Florida.

TOGETHER with all tenements, hereditaments and appurtenances thereto belonging or in anywise appertaining.

TO HAVE AND TO HOLD the same unto Grantee in fee simple.

Grantor hereby covenants with said Grantee that Grantor is lawfully seized of said land in fee simple; that Grantor has good right and lawful authority to sell and convey said land; that Grantor hereby fully warrants the title to said land and will defend the same against the lawful claims of all persons claiming by, through or under Grantor.

IN WITNESS WHEREOF, Grantors have executed this indenture as of the day and year first above written.

Signed, sealed and delivered in the presence of:

[signature]
Print Name: Ronda Redwood

[signature]
Print Name: Ronda Redwood

Grantors:

PALM MEADOWS ESTATES, LLC, a Delaware limited liability company

By: [signature]
Name: William G. Ford
Title: Secretary

By: [signature]
Name: Marylyn Seymour
Title: Vice President and Controller

PROVINCE OF ONTARIO)
)§.
YORK REGION)

The foregoing instrument was acknowledged before me this 23rd day of March 2007, by William G. Ford, Secretary and Marylyn Seymour, VP & Controller of Palm Meadows Estates, LLC, a Delaware limited liability company. They are personally known to me.

[signature]
Notary Public, Province of Ontario
Printed Name of Notary: Walter Wagnleithner
Commission No.: n/a
My Commission Expires: n/a



Canada)
Province of Ontario)
City of Toronto) SS: *CERTIFICATE OF AUTHENTICATION*
Consulate General of the)
United States of America)

I, the undersigned,

JULIE A. STINEHART

Consul of the United States of America at Toronto, Ontario, Canada, duly commissioned and qualified do hereby certify that

---ALAIN MOSSE---

whose (fascimile) (true) signature and seal are, respectively, subscribed and affixed to the annexed document was, at the time of (attaching) (subscribing) the same

Recording Officer Secretary of the Management Board of Cabinet, Province of Ontario, Canada

to whose official acts faith and credit are due. For the contents of the annexed document, I assume no responsibility.

IN WITNESS WHEREOF I have hereunto set my hand and affixed the seal of the Consulate General of the United States of America at Toronto, Ontario, Canada
this, **26th** day of **March** **2007.**

(SEAL)

Julie A. Stinehart
Consul of the United States of America

3/26/2007


Ontario

MINISTRY OF GOVERNMENT SERVICES

I HEREBY CERTIFY AS FOLLOWS:

WALTER WAGNLEITHNER

of the Province of Ontario, whose name is subscribed to the attached Instrument, was, at the time of subscribing thereto, a **NOTARY PUBLIC** in and for the Province of Ontario, Canada, duly commissioned and duly authorized by the laws thereof to administer oaths, to take affidavits and to certify the proof of deeds and other instruments in writing to be recorded within the said Province;

I FURTHER CERTIFY THAT I have compared the signature of the said **NOTARY PUBLIC** subscribed to the attached Instrument with the specimen signature of the said **NOTARY PUBLIC** filed in this office and verily believe the said signature to be genuine; and THAT I have compared the impression of the Seal of the said **NOTARY PUBLIC** appearing on the attached Instrument with the specimen of the Seal filed in this office and verily believe the impression of the Seal to be genuine.



IN TESTIMONY WHEREOF I have hereunto set my Hand and affixed the Seal of the Ministry of Government Services of the Province of Ontario at the City of Toronto in the said Province this twenty-sixth day of March, A.D. 2007.

for the MINISTER OF GOVERNMENT SERVICES

This Instrument is prepared by
Edwin J. Stacker, Esq
Akerman Senterfitt
350 East Las Olas Boulevard
Suite 1600
Fort Lauderdale, FL 33301

PROJECT: Palm Meadows Estates
Preserve Parcel Name Palm Meadows Thoroughbred Training Center Preserve

CONSERVATION EASEMENT

This Conservation Easement ("Easement") is given this 20TH day of FEBRUARY 2009, by GPRA Thoroughbred Training Center, Inc., a Delaware corporation, located at 8898 Lyons Road, Boynton Beach, FL 33437 ("Grantor"), to Palm Beach County, a political subdivision of the State of Florida, 301 North Olive Avenue, West Palm Beach, Florida 33401 ("Grantee"). The term "Grantor" shall include any successor or assign of Grantor and all subsequent owners of the Property, and the term "Grantee" shall include any successor or assign of Grantee

WITNESSETH

WHEREAS, Grantor is the owner of that certain real property situated in Palm Beach County, Florida, being 286.174 acres more or less, and specifically described in attached Exhibit "A" (the "Property"); and

WHEREAS, Grantor has agreed to allow the Property to be designated a Preservation Area pursuant to Article 3, Chapter E, Section 2.F.3 of the Palm Beach County Unified Land Development Code (the "Code"); and

WHEREAS, such designation of the Property as a Preservation Area is in connection with and on behalf of development of the project known as Palm Meadows Estates (the "Project") and is required in order for the Project to meet the AGR PUD 60/40 Option criteria as stated in the Code, Future Land Use Element Objective 1.5 of the Palm Beach County Comprehensive Plan ("the Comp Plan"), and Resolution No. R-2008-1141 (the "Resolution") Condition of Approval Planning Condition #3.

NOW, THEREFORE, in consideration of the above, and the mutual covenants, terms, conditions, and restrictions stated herein, Grantor hereby grants, conveys, creates, and establishes a conservation easement under Article 3, Chapter E, Section 2.F.3.h.2 of the Code to, for, and in favor of Grantee upon the Property of the nature and character and to the extent hereinafter set forth, which shall run with the land and be binding on Grantor, and shall remain in full force and effect forever.

{FT5192824}

1. Purpose. The purpose of this Easement is to support, preserve and perpetuate bona fide agricultural and open space uses of the Property, and to preserve any environmentally significant upland or wetland habitats located on the Property.

2. Permitted Uses. Grantor may use the Property for:

a. Crop production, pasture, equestrian activities, wholesale or retail nursery operation or fallow land;

b. Construction and maintenance of structures essential to the uses listed in subsection 2a., above, such as barns, stables, pumps, and pump houses, but specifically excluding agricultural support structures such as processing facilities and packing plants, which are prohibited;

c. Maintenance and occupation of security, caretaker, farm worker or grooms quarters, or other residential structure provided that the quarters or structure is used solely for one of the purposes listed under Table 3.E.1 B-PDD Use Matrix of the Code, any applicable special permit is obtained for such use, and requisite density exists on the Property for such use;

d. A Water Preserve Area if designated by the South Florida Water Management District ("SFWMD"), or for regional water management purposes as certified by either Lake Worth Drainage District or SFWMD, or for water management purposes not directly related to the Project if approved by the Palm Beach County Department of Environmental Resources Management ("ERM") and managed for environmental resource values;

e. Wetland restoration and maintenance, or bona fide agriculture as defined by the Code; and

f. Those other activities authorized within a Preservation Area under Table 3.E.1. B-PDD Use Matrix of the Code and consistent with applicable provisions of the Comp Plan and consistent with the uses approved by Resolution No. R-2008-1141, and shown on Palm Beach County Master Plan Control No. 2006-99 and Exhibit No._____, attached hereto and made a part of hereof as Exhibit B.

3. Prohibited Uses. Any use of or on the Property that is not specifically listed or included in Section 2, above, or that is inconsistent with agricultural, environmentally significant uplands or wetlands, or open space preservation is prohibited by this Easement.

4. Rights of Grantee. To accomplish the purpose of this Easement, the following rights are conveyed to Grantee by this Easement:

a. To enter upon the Property at reasonable times, at Grantee's sole risk, in order to monitor Grantor's compliance with, and otherwise enforce the terms of this Easement provided that such entry shall be upon reasonable notice to Grantor and shall not unreasonably interfere with the use and quiet enjoyment of the Property by Grantor; and

b. To enjoin any activity on or use of the Property that is inconsistent with this Easement and to enforce the restoration of such areas or features of the Property that may be damaged by any inconsistent activity or use.

5. No Recourse to Development Area. Grantor acknowledges and agrees that the Property constitutes the Preservation Area for the Project approved under the Resolution. Grantee acknowledges and agrees that, notwithstanding anything to the contrary, in the event of any violation or threatened violation of any of the terms of this Easement, Grantee shall have no recourse or remedy against the development area of the AGR-PUD approved under the Resolution (the "Development Area"), and Grantee's sole remedy or recourse for any such violation or threatened violation of this Easement shall be against Grantor and the Property and not the Development Area.

6. No Recourse to Preservation Area. Grantee acknowledges and agrees that the Property constitutes the Preservation Area for the Project approved under the Resolution. Grantee acknowledges and agrees that, notwithstanding anything to the contrary, in the event that the Development Area becomes in violation, or there is a threatened violation, of any applicable approvals for the Project, the Grantor shall have no liability whatsoever, and Grantee's sole remedy or recourse for any such violation or threatened violation shall be against the owner of the Development Area and not against the Grantor in the capacity as Grantor of this easement for the Preserve Property.

7. Exotic Plant Removal. Grantor shall maintain the Property free and clear of all prohibited and invasive non-native plant species ("Exotics"), as defined in the Code and the most current Florida Environmental Pest Plant Council Category I Plant List, as required by a condition of approval for the Project. Grantor shall remove all Exotics from the Property and thereafter maintain the Property free of Exotics pursuant to the Exotic Vegetation Management Removal Plan approved by ERM.

8. Wetlands. There are no wetlands located on the subject property.

9. Native Uplands. There are no native uplands located on the subject property.

10. Access. No right of access by the general public is conveyed or restricted by this Easement.

11. Operation and Upkeep. Grantee shall not be responsible for any costs or liabilities related to the operation, upkeep or maintenance of the Property.

12. Enforcement. Enforcement of the terms, conditions, and restrictions of this Easement shall be at the reasonable discretion of Grantee and any forbearance on behalf of Grantee to exercise its rights hereunder in the event of any breach hereof by Grantor, shall not be deemed or construed to be a waiver of Grantee's rights hereunder. No third party shall have the right to enforce this Easement.

13. Warranties. Grantor hereby warrants and represents that Grantor is lawfully seized of the Property in fee simple and has good right and title to grant and convey this Easement to

Grantee, and that the Property is free and clear of any mortgage, lien, or other encumbrance that may impair the enforceability of the Easement.

14. Construction. The parties expressly acknowledge and agree that this Easement is the result of mutual arms-length negotiations, and that this Easement shall not be construed more strongly against either party regardless of who was responsible for preparing, drafting or transcribing the Easement.

15. Severability. If any provision of this Easement or the application thereof is found to be invalid, the remaining provisions of the Easement shall not be affected as long as the purpose of the Easement is protected.

16. Amendment. This Easement may be amended, altered, released, or revoked only by written agreement between the parties, their successors or assigns, which shall be filed in the public records of Palm Beach County, Florida.

17. Notices. All notices or other communications hereunder shall be in writing and shall be deemed properly given if sent by United States certified mail addressed to the appropriate party or successor.

TO HAVE AND TO HOLD unto Grantee forever. The covenants, terms, conditions, restrictions and purpose imposed by this Easement shall be binding upon Grantor, and shall continue as a servitude running in perpetuity with the Property.

IN WITNESS WHEREOF, Grantor and Grantee have executed this Conservation Easement this 20TH day of FEBRUARY, 2009.

GRANTOR

[signature]
Witness signature

JANE LYNN
Witness printed name

[signature]
Witness signature

Michelle Durkin
Witness printed name

GPRA Thoroughbred Training Center, Inc., a Delaware Corporation

By: William Ford

By: [signature]

PROVINCE OF ONTARIO
~~STATE OF FLORIDA~~)
COUNTY OF YORK

Before me the undersigned authority on this 20TH day of FEBRUARY, 2009, personally appeared BLAKE TOHANA and WILLIAM FORD the EVP/CFO and SECRETARY of GPRA Thoroughbred Training Center, Inc., a Delaware corporation, on behalf of said corporation, who is personally known to me or who has produced a valid driver's license as identification and who did (did not) take an oath

NOTARY SEAL:

Brian Freeman
Notary Public

BRIAN FREEMAN
Print Notary Name

My Commission Expires: N/A

Approved as to Form and
Legal Sufficiency

____
Assistant County Attorney

CONSENT AND JOINDER OF MORTGAGEE/LIENHOLDER

MID ISLANDI SF, an Islandic Partnership, hereby certifies that it is the mortgagee/lienholder under those certain documents set forth on Schedule A attached hereto and made a part hereof, and hereby consents to and joins in the execution of the Conservation Easement granted to Palm Beach County, a political subdivision of the State of Florida, by **GPRA THOROUGHBRED TRAINING CENTER, INC.**, a Delaware corporation.

MID Islandi sf. as mortgagee/lienholder aforesaid, consents to the recording by **GPRA Thoroughbred Training Center, Inc.**, or **Palm Beach County, Florida**, in the Public Records of Palm Beach County, Florida of the easement.

[Remainder of page intentionally left blank. Signature appears on following page.]

IN WITNESS WHEREOF, the undersigned has executed this instrument on this 11 day of March, 2009.

WITNESSES:

[signature]

Signature

Lea Furrer

Typed or Printed Name

[signature]

Signature

Susanne Betschart

Typed or Printed Name

MID ISLANDI sf, an Islandic Partnership

By: [signature]
Name: Thomas Schulthess
Title: acting on behalf of the Zug branch

By: [signature]
Name: Pete Nidwest
Title: acting on behalf of the Zug branch

ATTACH NOTARY CERTIFICATE

SCHEDULE A TO CONSENT AND JOINDER OF MORTGAGEE/LIENHOLDER

a. Mortgage by and between GPRA Thoroughbred Training Center. Inc., a Delaware corporation, Mortgagor. and MID Icelandi sf. an Icelandic partnership acting through its Zug Branch. Mortgagee. dated July 22, 2005, in the original principal amount of $115.000,000.00. recorded July 27, 2005, in Official Records Book 18967, Page 320. Public Records of Palm Beach County, Florida.

b. Assignment of Rents and Lessor's Interest In Leases by and between GPRA Thoroughbred Training Center, Inc.. a Delaware corporation. Assignor, and MID Icelandi sf. an Icelandic partnership acting through its Zug Branch. Assignee. recorded July 27, 2005, in Official Records Book 18967. Page 357. Public Records of Palm Beach County. Florida.

c. UCC-1 Financing Statement by and between GPRA Thoroughbred Training Center, Inc., a Delaware corporation. Debtor. and MID Icelandi sf, an Icelandic partnership acting through its Zug Branch. Secured Party, recorded July 27, 2005. in Official Records Book 18967. Page 374. Public Records of Palm Beach County, Florida.

d. UCC-1 Financing Statement by and between GPRA Thoroughbred Training Center. Inc., a Delaware corporation, Debtor, and MID Icelandi sf, an Icelandic partnership acting through its Zug Branch. Secured Party. recorded July 27, 2005. in Official Records Book 18967, Page 380. Public Records of Palm Beach County, Florida.

e. UCC-1 Financing Statement by and between GPRA Thoroughbred Training Center. Inc., a Delaware corporation. Debtor, and MID Icelandi sf. an Icelandic partnership acting through its Zug Branch. Secured Party. recorded July 27, 2005. in Official Records Book 18967. Page 386. Public Records of Palm Beach County, Florida.

f. Mortgage by and between GPRA Thoroughbred Training Center. Inc., a Delaware corporation. Mortgagor, and MID Icelandi sf. an Icelandic partnership acting through its Zug Branch. Mortgagee. dated July 22. 2005. in the original principal amount of $40,000.000.00, recorded September 29. 2005. in Official Records Book 19323, Page 24. Public Records of Palm Beach County. Florida.

g. Assignment of Rents and Lessor's Interest In Leases by and between GPRA Thoroughbred Training Center, Inc., a Delaware corporation, Assignor, and MID Icelandi sf. an Icelandic partnership acting through its Zug Branch. Assignee. recorded September 29. 2005, in Official Records Book 19323, Page 60. Public Records of Palm Beach County, Florida.

h. UCC-1 Financing Statement by and between GPRA Thoroughbred Training Center. Inc., a Delaware corporation. Debtor, and MID Icelandi sf. an Icelandic partnership acting through its Zug Branch, Secured Party, recorded September 29, 2005, in Official Records

Book 19323, Page 77. Public Records of Palm Beach County, Florida.

i. UCC-1 Financing Statement by and between GPRA Thoroughbred Training Center. Inc., a Delaware corporation. Debtor. and MID Icelandi sf. an Icelandic partnership acting through its Zug Branch. Secured Party. recorded September 29. 2005. in Official Records Book 19323. Page 84. Public Records of Palm Beach County. Florida.

j. UCC-1 Financing Statement by and between GPRA Thoroughbred Training Center. Inc., a Delaware corporation. Debtor. and MID Icelandi sf. an Icelandic partnership acting through its Zug Branch. Secured Party. recorded September 29. 2005. in Official Records Book 19323, Page 90. Public Records of Palm Beach County. Florida.

k. Certificate of Future Advance and First Mortgage Modification Agreement by and between GPRA Thoroughbred Training Center. Inc., a Delaware corporation. Mortgagor. and MID Icelandi sf. an Icelandic partnership acting through its Zug Branch. Mortgagee. dated July 26. 2006. in the amount of $25.750.000.00. recorded August 9. 2006. in Official Records Book 20710. Page 1691, and Certificate of Future Advance and Second Mortgage Modification Agreement dated December 22. 2006. in the amount of $21,500,000.00, recorded February 20. 2007 in Official Records Book 21428. Page 262. Public Records of Palm Beach County, Florida. as same modify the following mortgage:

Mortgage. Security Agreement and Assignment of Leases by and between Gulfstream Park Racing Association. Inc., a Florida corporation, Mortgagor. and MID Icelandi sf, an Icelandic partnership acting through its Zug Branch. Mortgagee, dated December 9. 2004. in the amount of $115.000.000.00. recorded December 9. 2004. in Official Records Book 22894. Page 1167. and Certificate of Future Advance and First Mortgage Modification Agreement dated July 26. 2006. in the amount of $25.750.000.00, recorded August 9. 2006 in Official Records Book 24804. Page 2335. and Certificate of Future Advance and Second Mortgage Modification Agreement dated December 22, 2006. in the amount of $21.500.000.00, recorded February 16. 2007 in Official Records Book 25374, Page 2807. Public Records of Miami-Dade County. Florida.

Notarial Certification

I, lic.iur. Dominik A. Schwerzmann, Notary Public of the Canton of Zug, residing and practising at Zug/Switzerland do hereby certify, that the aforegoing signatures of Mr Thomas Schultheiss, born 25.12.1961, Swiss citizen, and Mr Peter Nideroest, Swiss citizen, born 12.09.1960, both with business address Baarerstrasse 16, 6304 Zug, are genuine and that Thomas Schultheiss and Peter Nideroest are duly authorised to sign this document with joint signature.

Zug, 12 March 2009



Notary Public:

Dominik A. Schwerzmann

APOSTILLE

(Convention de la Haye du 5 octobre 1961)

1. Land: Schweizerische Eidgenossenschaft, Kanton Zug
   Country: Swiss Confederation, Canton of Zug
   Diese öffentliche Urkunde / This public document
2. ist unterschrieben von
   has been signed by **lic.iur. Dominik A. Schwerzmann**
3. in der Eigenschaft als
   in his capacity as **Notary Public of the Canton of Zug**
4. Sie ist versehen mit dem Stempel / Siegel des (der)
   bears the stamp / seal of **Notary Public**

Bestätigt / certified

5. In/to 6301 Zug /6301 Zug
6. Am / the 12 March 2009
7. durch die Staatskanzlei des Kantons Zug
   by Chancery of State of the Canton of Zug
8. unter / under Nr. 2710/09
9. Stempel/Siegel / Stamp/Seal
10. Unterschrift/Signature

Herbert Fischer



Canada	)	
Province of Ontario	)	
City of Toronto	)	SS: *CERTIFICATE OF AUTHENTICATION*
Consulate General of the	)	
United States of America	)	

I, the undersigned,

Adam R. Vogelzang,

Consul of the United States of America at Toronto, Ontario, Canada, duly commissioned and qualified do hereby certify that

---Sheila Tracey---

whose (fascimile) (true) signature and seal are, respectively, subscribed and affixed to the annexed document was, at the time of (attaching) (subscribing) the same

Recording Officer Secretary of the Management Board of Cabinet, Province of Ontario, Canada

to whose official acts faith and credit are due. For the contents of the annexed document, I assume no responsibility.

IN WITNESS WHEREOF I have hereunto set my hand and affixed the seal of the Consulate General of the United States of America at Toronto, Ontario, Canada this, **5rd** day of **March,** **2009.**

(SEAL)

Adam R. Vogelzang
Consul of the
United States of America



Ontario

MINISTRY OF GOVERNMENT SERVICES

I HEREBY CERTIFY AS FOLLOWS:

RICHARD BRIAN FREEMAN

of the Province of Ontario, whose name is subscribed to the attached Instrument, was, at the time of subscribing thereto, a **NOTARY PUBLIC** in and for the Province of Ontario, Canada, duly commissioned and duly authorized by the laws thereof to administer oaths, to take affidavits and to certify the proof of deeds and other instruments in writing to be recorded within the said Province;

I FURTHER CERTIFY THAT I have compared the signature of the said **NOTARY PUBLIC** subscribed to the attached Instrument with the specimen signature of the said **NOTARY PUBLIC** filed in this office and verily believe the said signature to be genuine; and THAT I have compared the impression of the Seal of the said **NOTARY PUBLIC** appearing on the attached Instrument with the specimen of the Seal filed in this office and verily believe the impression of the Seal to be genuine.



IN TESTIMONY WHEREOF I have hereunto set my Hand and affixed the Seal of the Ministry of Government Services of the Province of Ontario at the City of Toronto in the said Province this fifth day of March, A.D. 2009.

Sheila Tracey

for the MINISTER OF GOVERNMENT SERVICES

ADDENDUM D

PRÉCIS METRO REPORT - ECONOMY.COM, INC.

WEST PALM BEACH



EMPLOYMENT GROWTH RANK
2009-2011
143
2nd quintile
2009-2014
91
2nd quintile
Best=1, Worst=392
VITALITY
RELATIVE
126%
RANK
43
U.S.=100%
Best=1 Worst=384
RELATIVE COSTS
LIVING
117%
BUSINESS
114%
U.S.=100%



RELATIVE EMPLOYMENT PERFORMANCE (1995=100)
150
140
130
120
110
100
90
95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10F 11F 12F 13F 14F
U.S.
WES

LIFE CYCLE PHASE Growth/Mature

DataBuffet® MSA code: *DMWES*

2003	2004	2005	2006	2007	2008	2009	INDICATORS	2010	2011	2012	2013	2014
39.5	41.0	43.8	45.5	45.1	44.6	43.6	**Gross metro product (C$B)**	45.2	47.2	50.0	52.7	54.5
3.6	*3.8*	*6.7*	*3.9*	*-0.8*	*-1.0*	*-2.4*	*% change*	*3.7*	*4.5*	*5.8*	*5.5*	*3.4*
513.8	527.3	550.9	564.5	563.7	543.1	505.1	**Total employment (000)**	499.6	507.6	521.9	541.2	557.1
0.6	*2.6*	*4.5*	*2.5*	*-0.2*	*-3.6*	*-7.0*	*% change*	*-1.1*	*1.6*	*2.8*	*3.7*	*2.9*
5.7	5.1	4.2	3.7	4.3	6.5	10.8	**Unemployment rate**	12.0	11.7	9.8	7.3	5.8
1.7	12.3	7.4	9.9	6.0	1.4	-4.5	**Personal income growth**	2.4	4.8	6.9	7.7	6.8
1,208.9	1,240.2	1,263.0	1,265.7	1,264.6	1,269.7	1,279.9	**Population (000)**	1,287.5	1,303.4	1,330.6	1,369.4	1,411.8
10,920	10,266	8,689	4,652	2,101	1,278	1,102	**Single-family permits**	1,383	2,229	4,997	7,780	7,629
4,924	4,253	3,802	3,725	1,029	905	329	**Multifamily permits**	230	979	2,521	3,440	3,444
240.1	305.8	392.2	384.0	367.2	304.2	238.3	**Existing-home price ($ths)**	212.1	160.8	161.4	182.6	214.4
23,479	19,209	26,539	23,341	15,774	10,921	11,971	**Mortgage originations ($mil)**	9,203	9,083	8,286	8,993	10,295
22.1	30.1	21.3	0.6	-3.7	3.3	8.8	**Net migration (000)**	5.9	14.2	25.6	37.1	40.9
4,548	3,936	5,978	1,020	1,846	3,022	4,705	**Personal bankruptcies**	6,142	6,773	6,372	5,749	5,514

STRENGTHS & WEAKNESSES

STRENGTHS

- Healthy demographic and income trends.
- Vibrant professional/business services.
- Well-positioned to grow international trade.

WEAKNESSES

- High costs of living and business.
- Income significantly tied to interest rates and stock prices.
- Low housing affordability.

CURRENT EMPLOYMENT TRENDS

OCTOBER 2010

% change yr ago, 3-mo MA



Total 0.7
Construction -16.4
Manufacturing -0.8
Trade 3.5
Trans/Utilities 0.4
Information -2.9
Financial Activities -3.9
Prof & Business Svcs. 2.3
Edu & Health Svcs. 3.8
Leisure & Hospitality 1.3
Other Services 0.6
Government 1.1

FORECAST RISKS



SHORT TERM
LONG TERM
RISK-ADJUSTED RETURN, '09-14
0.14%

UPSIDE

- Biotech cluster flourishes on Scripps, Max Planck, FAU.
- Business confidence improves sooner than expected.

DOWNSIDE

- Financial markets falter.
- Foreclosure moratoriums delay housing recovery.
- Headquarters are relocated.
- Rising costs deter business expansion.

ANALYSIS

Recent Performance. West Palm Beach's recovery has cooled as the impetus provided by the fiscal stimulus, census hiring, and the inventory cycle has waned. Private sector payrolls are rebounding at a slower rate, as job losses in construction and business services temper gains from healthcare and retail expansions. WES is one of the few areas in Florida in which retailers are hiring thanks to its concentration of wealthy retirees who benefit from the recent improvement in financial conditions.

Population. The resumption of robust population growth will enable consumer-driven industries to expand at a rapid clip, but this is more likely to occur in 2012 than in 2011. Even though low mortgage rates and severe house price declines have restored housing affordability, retirees are still stung by the diminution of their nest eggs that occurred during the financial crisis and house price declines. Retirement to WES will not accelerate until asset values are much higher and home prices stop declining, which is not expected to occur nationally until the second half of 2011. Non-retiree in-migration is still constrained by low labor force mobility; hiring remains dormant, and many homeowners are under water on their mortgages.

Since WES is first and foremost a retiree destination, the pace of in-migration will determine its economic performance more than any other statistic. The local population has expanded during the past two years after contracting in 2007, but more robust in-migration is necessary for WES to reclaim its status as one of the faster-growing metropolitan economies in the nation.

Housing. Home prices are expected to fall by an additional 16% in WES by mid-2012, less than in neighboring Miami or Fort Lauderdale but more than in most areas in the region. Roughly 23% of first-mortgage debt is in delinquency or default in WES, the fifth highest percentage in the nation. Now that trial mortgage modifications are fading and courts are digesting the backlog of foreclosures, distress sales are accounting for a larger percentage of home sales, weighing on house prices. One silver lining is that in the last year, no large metro area in Florida has made more progress in reducing its excess housing inventory than WES. New construction has been virtually nonexistent, even though sales picked up in response to the homebuyer tax credit. Residential construction is expected to pick up next year alongside housing demand, but risks are weighted to the downside; prolonged foreclosure moratoriums could lengthen the time it will take to purge excess housing inventory.

Biotech. The biotechnology cluster is growing as firms position themselves around Scripps, Max Planck, Florida Atlantic University, and the area's multitude of hospitals. CHS Pharma, which researches treatments for skin conditions, will move its headquarters from Miami to WES to be closer to FAU's Molecular Biology Center, and GLG Pharma is expanding at a site near Scripps and Max Planck to develop anti-cancer drugs. In addition, Scripps Florida has received two grants; the first to study cancer and tobacco-related diseases, and the second to develop treatments for drug addiction. A skilled workforce and the presence of world-class research firms will continue to transform biotechnology into the area's foremost economic engine once baby-boomer retirement slows down.

West Palm Beach will continue to recover at a moderate rate until it once again becomes the retiree magnet that it was prior to the recession. This is more likely to occur in 2012 than in 2011. Coupled with an emerging biotech industry, retiree in-migration will power economic expansion in the long term, enabling WES to be an above-average performer.

Chris Lafakis

November 2010

EMPLOYMENT & INDUSTRY

TOP EMPLOYERS

Employer	Employees
Tenet Healthcare Corporation	5,127
Hospital Corporation of America	4,150
Florida Power & Light Company	3,658
Wackenhut Corporation	3,000
Florida Atlantic University	2,776
Bethesda Memorial Hospital	2,300
James A. Haley Veterans Hospital	2,205
Boca Raton Resort & Club	2,200
Office Depot Headquarters	2,100
Boca Raton Community Hospital	2,100
Florida Crystals	1,900
The Breakers	1,800
U.S. Sugar Corporation	1,700
South Florida Water Management District	1,700
Jupiter Medical Center	1,500
AT&T	1,300
Hollander Home Fashions	1,200
Southland Forming, Inc.	1,200
Pratt & Whitney Rocketdyne	1,200
A. Duda & Sons Growers	1,100

Source: Business Development Board of Palm Beach County - 2010



INDUSTRIAL DIVERSITY
Most Diverse (U.S.)
1.00
0.80
0.60
0.40
0.20
0.00
0.76
Least Diverse
EMPLOYMENT VOLATILITY
Due to U.S. fluctuations
Relative to U.S.
100%
80%
60%
40%
20%
0%
78%
191
100
Not due to U.S.
Due to U.S.
WES
U.S.



PUBLIC

Federal	6,416
State	8,976
Local	51,302

2009

MIGRATION FLOWS

INTO WEST PALM BEACH, FL	NUMBER OF MIGRANTS
Fort Lauderdale, FL	10,607
New York, NY	3,238
Miami, FL	3,081
Port St. Lucie, FL	2,538
Nassau, NY	1,603
Orlando, FL	1,597
Tampa, FL	1,125
Atlanta, GA	966
Edison, NJ	783
Philadelphia, PA	657
Total In-migration	*50,041*

FROM WEST PALM BEACH, FL	
Fort Lauderdale, FL	6,984
Port St. Lucie, FL	4,835
Miami, FL	2,196
Atlanta, GA	2,173
Orlando, FL	2,151
New York, NY	1,954
Tampa, FL	1,315
Jacksonville, FL	936
Charlotte, NC	825
Palm Bay, FL	678
Total Out-migration	*52,421*
Net Migration	**-2,380**

COMPARATIVE EMPLOYMENT AND INCOME

Sector	% of Total Employment			Average Annual Earnings		
	WES	FL	U.S.	WES	FL	U.S.
Mining	0.0%	0.1%	0.5%	$8,542	$41,276	$117,938
Construction	5.4%	5.4%	4.6%	$57,428	$47,601	$52,710
Manufacturing	3.2%	4.4%	9.1%	$73,650	$63,589	$70,637
Durable	*70.5%*	*65.9%*	*61.5%*	*nd*	*$66,475*	*$71,783*
Nondurable	*29.5%*	*34.1%*	*38.5%*	*nd*	*$57,776*	*$68,675*
Transportation/Utilities	1.9%	3.2%	3.7%	$52,388	$49,976	$59,314
Wholesale Trade	4.3%	4.4%	4.3%	$88,895	$68,419	$73,175
Retail Trade	13.2%	12.7%	11.1%	$32,848	$30,408	$29,661
Information	1.9%	2.0%	2.1%	$75,166	$74,670	$88,888
Financial Activities	6.9%	6.7%	5.9%	$34,637	$35,632	$48,603
Prof. and Bus. Services	16.2%	14.4%	12.7%	$53,420	$46,983	$59,464
Educ. and Health Services	15.7%	14.6%	14.7%	$49,747	$48,633	$47,833
Leisure and Hosp. Services	13.4%	12.5%	10.0%	$27,555	$26,501	$22,976
Other Services	4.6%	4.3%	4.1%	$28,191	$26,806	$32,180
Government	13.2%	15.4%	17.2%	$64,415	$63,495	$63,226

Sources: Percent of total employment — Moody's Analytics & BLS, 2009; Average annual earnings — BEA, 2008

Net Migration, WES



10,000
8,000
6,000
4,000
2,000
0
-2,000
-4,000
06
07
08
09

	2006	2007	2008	2009
Domestic	-6,681	-10,274	-3,093	2,391
Foreign	7,268	6,562	6,425	6,454
Total	587	-3,712	3,332	8,845

Sources: IRS (top), 2008; Census Bureau, 2009

HOUSE PRICES

350
300
250
200
150
100
50
98 01 04 07 10
WES U.S.

Source: FHFA, 1996Q1=100, NSA

CREDIT QUALITY

MOODY'S RATING **Aaa** COUNTY

LEADING INDUSTRIES

NAICS	INDUSTRY	EMPLOYEES (000)
GVSL	State & Local Government	60.3
7221	Full-Service Restaurants	25.3
6221	General Medical and Surgical Hospitals	15.1
6211	Offices of Physicians	14.1
7222	Limited-Service Eating Places	14.0
4451	Grocery Stores	12.8
5617	Services to Buildings and Dwellings	12.3
7139	Other Amusement and Recreation Industries	11.7
7211	Traveler Accommodation	9.3
8139	Business, Prof., Labor, Political & Similar	9.1
5613	Employment Services	8.7
5511	Management of Companies and Enterprises	8.6
5411	Legal Services	8.1
6231	Nursing Care Facilities	7.8
2382	Building Equipment Contractors	7.7
	High-tech employment	20.7
	As % of total employment	4.0

Sources: BLS, Moody's Analytics, 2009

PER CAPITA INCOME



58,358
40,054
40,673
WES
FL
U.S.

Source: Bureau of Economic Analysis, 2008

Healthcare, Retail Are Behind the Recovery

Employment, % change yr ago, 3-mo MA


U.S.
Florida
West Palm Beach
08
09
10

Source: BLS

Smaller Declines Are Expected in Area...

Case-Shiller® single-family home price index, % change from peak


2010Q2
Forecast trough
U.S.
Florida
West Palm Beach
Fort Lauderdale
Miami

Sources: Fiserv, Moody's Analytics

West Palm Beach's International Link Is Weak

Passenger traffic, % change yr ago, 3-mo MA


Seven largest Florida airports
Palm Beach International Airport
South Florida
07
08
09
10

Sources: Local aviation authorities, Moody's Analytics

Payrolls Will Receive a Rare Upward Revision

Employment, % change yr ago


Payroll survey
Quarterly Census of Employment and Wages
08
09
10

Source: BLS

...But Risks Are Weighted to the Downside

Foreclosures started per 1,000 households, 3-mo MA


U.S.
West Palm Beach
Miami
Fort Lauderdale
08
09
10

Sources: RealtyTrac, Moody's Analytics

High Vacancies Reflect Weak Demand

Vacancy rate, %


Office (L)
Industrial (R)
09
10

Sources: Equifax, Moody's Analytics

Retail sales rebounded vigorously last year even though payrolls were still in decline. Consumers were aided by new tax cuts, larger tax refunds, lower energy prices, higher stock prices, and transfer payments to Social Security recipients, of which WES has a disproportionate number. Even more important, all of these measures helped to restore consumers' confidence, which was badly damaged during the recession. It was an evaporation of confidence, not job loss, that precipitated the collapse in WES spending at the end of 2008.

While consumer confidence and income have improved over the past year, consumers are still electing to forgo vacations. Although international passenger traffic is 10% higher than it was a year ago, the increase is insufficient to counterbalance the 3% decline in domestic passenger traffic. Tourism expenditure has been slower to recover in WES than neighboring Miami. A recovery in consumer confidence is vital. Private sector employers hire only when they observe sustained increases in consumption, which subsequently convince them that a sustainable recovery is under way.

About Moody's Analytics
Economic & Consumer Credit Analytics

Moody's Analytics helps capital markets and credit risk management professionals worldwide respond to an evolving marketplace with confidence. Through its team of economists, Moody's Analytics is a leading independent provider of data, analysis, modeling and forecasts on national and regional economies, financial markets, and credit risk.

Moody's Analytics tracks and analyzes trends in consumer credit and spending, output and income, mortgage activity, population, central bank behavior, and prices. Our customized models, concise and timely reports, and one of the largest assembled financial, economic and demographic databases support firms and policymakers in strategic planning, product and sales forecasting, credit risk and sensitivity management, and investment research. Our customers include multinational corporations, governments at all levels, central banks and financial regulators, retailers, mutual funds, financial institutions, utilities, residential and commercial real estate firms, insurance companies, and professional investors.

Our web and print periodicals and special publications cover every U.S. state and metropolitan area; countries throughout Europe, Asia and the Americas; and the world's major cities, plus the U.S. housing market and other industries. From our offices in the U.S., the United Kingdom, and Australia, we provide up-to-the-minute reporting and analysis on the world's major economies.

Moody's Analytics added Economy.com to its portfolio in 2005. Its economics and consumer credit analytics arm is based in West Chester PA, a suburb of Philadelphia, with offices in London and Sydney. More information is available at www.economy.com.

ADDENDUM E

REQUIRED CLIENT INFORMATION

ADDENDUM F

QUALIFICATIONS

QUALIFICATIONS OF

STUART J. LIEBERMAN, MAI
Vice President
Retail, Office, Industrial & Multi-Housing Specialist

CB Richard Ellis, Inc., Valuation and Advisory Services
777 Brickell Avenue, Suite 910
Miami, Florida 33131
(305) 381-6472
stuart.lieberman@cbre.com

EDUCATIONAL

BA, Political Science, University of South Florida, Tampa, Florida - 1985
Appraisal Institute, American Institute of Real Estate Appraisers, Society of Real Estate Appraisers and Florida Real Estate Commission core courses, electives and seminars
LEED for New Construction Technical Review Workshop – October 11, 2007

PROFESSIONAL LICENSES/CERTIFICATIONS

Registered Real Estate Broker – Associate - State of Florida BK - 0477878
Certified General Real Estate Appraiser – State of Florida RZ - 1074

PROFESSIONAL AFFILIATIONS

MAI – Member of the Appraisal Institute, Designation No. 12003

APPOINTMENTS

Present	Treasurer, North Orchard at Forest Ridge Home Owners Association

EMPLOYMENT EXPERIENCE

Real Estate Appraisal and Consulting experience throughout the State of Florida and in the Caribbean.

2005 to Present	CB Richard Ellis, Inc., Valuation & Advisory Services	Miami, FL
1995 to 2005	American Realty Consultants, Inc.	Davie, FL
1986 to 1994	Clobus Valuation Co., Inc.	Fort Lauderdale, FL
1986	M.J. Saxon & Associates	Plantation, FL

AC# 5302325

STATE OF FLORIDA

DEPARTMENT OF BUSINESS AND PROFESSIONAL REGULATION
FLORIDA REAL ESTATE APPRAISAL BD

SEQ# L10102203107

DATE	BATCH NUMBER	LICENSE NBR
10/22/2010	100193871	RZ1074

The CERTIFIED GENERAL APPRAISER
Named below IS CERTIFIED
Under the provisions of Chapter 475 FS.
Expiration date: NOV 30, 2012

LIEBERMAN, STUART JAY
777 BRICKELL AVE
STE 910
MIAMI FL 33131

CHARLIE CRIST
GOVERNOR

CHARLIE LIEM
SECRETARY

DISPLAY AS REQUIRED BY LAW

QUALIFICATIONS OF

JAMES E. AGNER, MAI, SGA
Managing Director – Florida/Caribbean
National Director - Net Lease Valuation Group
National Director – Golf Valuation Group

CB Richard Ellis, Inc., Valuation and Advisory Services
777 Brickell Avenue, Suite 910
Miami, Florida 33131
(305) 381-6480

EDUCATIONAL

BS, Marketing, Florida State University, Tallahassee, Florida - 1981
Real Estate Major, Florida Atlantic University - 1984
Appraisal Institute

Appraisal Institute Courses 1A and 1B. Attended numerous educational seminars sponsored by the Appraisal Institute including Standards of Professional Practice, Market and Feasibility Studies for Shopping Centers, USPAP Florida State Law, Public Safety and Property Values and Real Estate Valuation in the Appraisal Industry.

LICENSE(S)/CERTIFICATION(S)

Registered Real Estate Broker-Salesman; State of Florida (No. BL0404088)
Certified General Appraiser; State of Florida (No. RZ382)

PROFESSIONAL

Appraisal Institute
Designated Member (MAI), Certificate No. 7791 (1988)
South Florida Chapter of Appraisal Institute Board of Directors (Past Director)
Society of Golf Appraisers – Designated Member (SGA) – 2005

Qualified Expert Witness
Circuit Courts - State of Florida
United States Bankruptcy Courts

EMPLOYMENT EXPERIENCE

Thirty years of Real Estate Appraisal and Consulting experience throughout the State of Florida and in the Caribbean.

1981 to 1984	Florida Dept. of Transportation	Ft. Lauderdale, FL
1984 to 1985	Raymond Kaiser Engineer	Ft. Lauderdale, FL
1985 to 1995	Quinlivan Appraisal & Consulting	South Miami, FL
4/95 to 10/95	Coastal Appraisal Services	Naples, FL
1995-Present	CB Richard Ellis, Inc. -	Miami, FL
	Valuation and Advisory Services – Managing Director Florida/Caribbean	

AC# 5352841

STATE OF FLORIDA

DEPARTMENT OF BUSINESS AND PROFESSIONAL REGULATION
FLORIDA REAL ESTATE APPRAISAL BD

SEQ# L10112301841

DATE	BATCH NUMBER	LICENSE NBR
11/23/2010	100199214	RZ382

The CERTIFIED GENERAL APPRAISER
Named below IS CERTIFIED
Under the provisions of Chapter 475 FS.
Expiration date: NOV 30, 2012

AGNER, JAMES E
777 BRICKELL AVE
SUITE 910
MIAMI FL 33131

CHARLIE CRIST
GOVERNOR

CHARLIE LIEM
SECRETARY

DISPLAY AS REQUIRED BY LAW

Exhibit 99.3



ROMULUS LAND
N Wick Road/E Vining Road
Romulus, Wayne County, MI 48174
CBRE File No. 11-156DT-0019-01

Summary Appraisal Report

Prepared For:

John Medland, CFA
Vice President
BLAIR FRANKLIN CAPITAL PARTNERS INC.
Commerce Court West, Suite 1905
199 Bay Street, P.O. Box 147
Toronto, Ontario M5L 1E2

VALUATION & ADVISORY SERVICES


CBRE
CB RICHARD ELLIS



2000 Town Center, #500
Southfield, MI 48075

T (248) 351-2070
F (248) 351-2050

www.cbre.com

January 27, 2011

John Medland, CFA
Vice President
BLAIR FRANKLIN CAPITAL PARTNERS INC.
Commerce Court West, Suite 1905
199 Bay Street, P.O. Box 147
Toronto, Ontario M5L 1E2

RE: Appraisal of Romulus Land
N Wick Road/E Vining Road
Romulus, Wayne County, MI 48174
CBRE File No. 11-156DT-0019-01

Dear Mr. Medland:

At your request and authorization, CB Richard Ellis (CBRE) has prepared an appraisal of the 'as is' market value of the referenced property. Our analysis is presented in the following Summary Appraisal Report.

The subject consists of three non-contiguous parcels that total 202.34 acres. The individual acreages of the three parcels are 66.77, 104.23 and 31.34. The subject parcels are all located on the North Side of Wick Road and the East Side of Vining Road in the city of Romulus, Wayne County, MI. The city indicated that the overall subject was recently split into three parcels. The overall parcel is bisected by two roads that are owned by the city. Please see the plat map below:



The road on the left exists but has been vacated (blocked off) by the city. The road on the right does not exist but is legally identified as a parcel. The subject parcels are zoned RC-Regional Center District and are surrounded by other parcels with the same zoning.

The City of Romulus planning department indicated that there was speculation that the subject property was going to be developed into a horse racing track. However, a new horse race track named Pinnacle Race Course was recently built less than six miles south of the subject property. Other properties in the area were to be developed into a casino and a large mixed-use project with commercial, office, research and technology and multi-family uses. To date, none of these projects have been executed and the city indicated that there are no current development plans for the subject.

The City of Romulus indicated that all three subject parcels have access to municipal water and sewer. According to the city of Romulus, there is a balance owed for the 2010 taxes. The amount owned is about $93,690, the majority of which is from the winter bill.

The subject property is not currently listed for sale. Furthermore, the subject property has not sold/transferred in the last three years. The subject property was part of a sale that took place in October 2003. The October 2003 sale included 205.91 acres that transferred for a total consideration of $27,506,385 or $133,585 per acre. The subject has recently been split and the city of Romulus acquired two parcels (for roads) that were originally included in the overall site. Therefore, the current subject acreage is a little lower than what was originally purchased. The subject property is more fully described, legally and physically, within the following report.

Based on the analysis contained in the following report, the market value of the subject is concluded as follows:


CBRE
CB RICHARD ELLIS

MARKET VALUE CONCLUSION			
Appraisal Premise	**Interest Appraised**	**Date of Value**	**Value Conclusion**
As Is - 66.77 Acres	Fee Simple Estate	January 13, 2011	$2,000,000
As Is - 104.23 Acres	Fee Simple Estate	January 13, 2011	$3,500,000
As Is - 31.34 Acres	Fee Simple Estate	January 13, 2011	$800,000
Overall Subject	Fee Simple Estate	January 13, 2011	$6,300,000

Compiled by CBRE

Data, information, and calculations leading to the value conclusion are incorporated in the report following this letter. The report, in its entirety, including all assumptions and limiting conditions, is an integral part of, and inseparable from, this letter.

The following appraisal sets forth the most pertinent data gathered, the techniques employed, and the reasoning leading to the opinion of value. The analyses, opinions and conclusions were developed based on, and this report has been prepared in conformance with, our interpretation of the guidelines and recommendations set forth in the Uniform Standards of Professional Appraisal Practice (USPAP), the requirements of the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute. It also conforms to the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (FIRREA) and Title XI Regulations.

CBRE hereby expressly grants to Client the right to copy this report and distribute it to other parties in the transaction for which this report has been prepared, including employees of Client, other lenders in the transaction, and the borrower, if any. It has been a pleasure to assist you in this assignment. If you have any questions concerning the analysis, or if CBRE can be of further service, please contact us.

Respectfully submitted,

CBRE - VALUATION & ADVISORY SERVICES

David B. Mielnicki, SRA
Appraiser
Certified General Appraiser-State of Michigan
License No. 1201071119
Expires 7/31/2011
Phone: 248-351-2056
Fax: 248-351-2050
Dave.mielnicki@cbre.com

Jeffrey C. Jozwick, MAI
First Vice President
Certified General Appraiser-State of Michigan
License No. 1201006193
Expires 7/31/2011
Phone: 248-351-2090
Fax: 248-351-2050
Jeff.jozwick@cbre.com

Marshall Brulez, MAI, MRCIS
Managing Director
Certified General Appraiser-State of Michigan
License No. 1201004884
Expires 7/31/2011
Phone: 248-351-2070
Fax: 248-351-2050
Marshall.brulez@cbre.com


CBRE
CB RICHARD ELLIS

CERTIFICATION OF THE APPRAISAL

We certify to the best of our knowledge and belief:

1. The statements of fact contained in this report are true and correct.
2. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are our personal, impartial and unbiased professional analyses, opinions, and conclusions.
3. We have no present or prospective interest in or bias with respect to the property that is the subject of this report and have no personal interest in or bias with respect to the parties involved with this assignment.
4. Our engagement in this assignment was not contingent upon developing or reporting predetermined results.
5. Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
6. This appraisal assignment was not based upon a requested minimum valuation, a specific valuation, or the approval of a loan.
7. Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice, as well as the requirements of the State of MI.
8. The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.
9. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.
10. As of the date of this report, David Mielnicki, SRA, Jeff Jozwick, MAI and Marshall Brulez MAI, MRICS have completed the continuing education program of the Appraisal Institute.
11. As of the date of this report, David Mielnicki, SRA, Jeff Jozwick, MAI and Marshall Brulez, MAI, MRICS have completed the Standards and Ethics Education Requirement of the Appraisal Institute for Associate Members.
12. David Mielnicki, SRA has and Jeff Jozwick, MAI and Marshall Brulez MAI, MRICS have not made a personal inspection of the property that is the subject of this report.
13. No one provided significant real property appraisal assistance to the persons signing this report.
14. Valuation & Advisory Services operates as an independent economic entity within CBRE. Although employees of other CBRE divisions may be contacted as a part of our routine market research investigations, absolute client confidentiality and privacy were maintained at all times with regard to this assignment without conflict of interest.
15. In Michigan, appraisers are required to be licensed/certified and are regulated by the Michigan Department of Consumer and Industry Services, Licensing Division, PO Box 30018 Lansing, Michigan 48909.
16. Marshall Brulez, MAI, MRICS, Jeff Jozwick, MAI and David Mielnicki, SRA, have not provided real estate related services on this property in the three years prior to accepting this assignment.

David B. Mielnicki, SRA	Jeffrey C. Jozwick, MAI	Marshall Brulez, MAI, MRCIS
Appraiser	First Vice President	Managing Director
Certified General Appraiser-State of Michigan	Certified General Appraiser-State of Michigan	Certified General Appraiser-State of Michigan
License No. 1201071119	License No. 1201006193	License No. 1201004884
Expires 7/31/2011	Expires 7/31/2011	Expires 7/31/2011
Phone: 248-351-2056	Phone: 248-351-2090	Phone: 248-351-2070
Fax: 248-351-2050	Fax: 248-351-2050	Fax: 248-351-2050
Dave.mielnicki@cbre.com	Jeff.jozwick@cbre.com	Marshall.brulez@cbre.com


CBRE
CB RICHARD ELLIS

SUBJECT PHOTOGRAPHS


Subject
Property

AERIAL VIEW



BIRD'S EYE VIEW OF THE SUBJECT



TYPICAL VIEW OF THE SUBJECT



TYIPCAL VIEW OF THE SUBJECT



TYPICAL VIEW OF WICK ROAD

SUMMARY OF SALIENT FACTS

Property Name	Romulus Land	
Location	N Wick Road/E Vining Road, Romulus, Wayne County, MI 48174	
Assessor's Parcel Numbers		
Sub Parc Num 1	80-039-99-0001-707	
Sub Parc Num 2	80-039-99-0001-708	
Sub Parc Num 3	80-040-99-0002-714	
Highest and Best Use		
As Vacant	Industrial	
Property Rights Appraised	Fee Simple Estate	
Date of Inspection	January 13, 2011	
Total Land Area	202.34 AC	8,813,930 SF
80-039-99-0001-707	66.77 AC	2,908,501 SF
80-039-99-0001-708	104.23 AC	4,540,259 SF
80-040-99-0002-714	31.34 AC	1,365,170 SF
Estimated Marketing/Exposure Time	24-48 Months	

CONCLUDED MARKET VALUE

Appraisal Premise	Interest Appraised	Date of Value	Value
As Is - 66.77 Acres	Fee Simple Estate	January 13, 2011	$2,000,000
As Is - 104.23 Acres	Fee Simple Estate	January 13, 2011	$3,500,000
As Is - 31.34 Acres	Fee Simple Estate	January 13, 2011	$800,000
Overall Subject	Fee Simple Estate	January 13, 2011	$6,300,000

Compiled by CBRE

STRENGTHS, WEAKNESSES, OPPORTUNITIES AND THREATS (SWOT)

Strengths and weaknesses are internal to the subject; opportunities & threats are external to the subject

Strengths

- The subject is located close to Detroit-Metro Airport and close to I-94 Expressway.
- The subject parcels have a large amount of road frontage on multiple roads.

Weaknesses

- The subject is located directly in the flight pattern of Detroit-Metro Airport.

Opportunities

- None.


CBRE
CB RICHARD ELLIS

Threats

- There is a large amount of raw undeveloped industrial for sale in the market area, which includes land controlled by Wayne County. The land controlled by Wayne County is being offered at low cost to spur economic development in the area.
- Financing for vacant land is difficult to obtain. The market area has seen an increase in cash buyers of developmental land which further limits potential buyers.

EXTRAORDINARY ASSUMPTIONS & HYPOTHETICAL CONDITIONS

Extraordinary assumptions are defined by the Uniform Standards of Professional Appraisal Practice as "..an assumption, directly related to a specific assignment, which, if found to be false, could alter the appraiser's opinions or conclusions. Extraordinary assumptions presume as fact otherwise uncertain information about physical, legal or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about the integrity of data used in an analysis." This appraisal employs the following extraordinary assumptions:

- None

Hypothetical conditions are defined by the Uniform Standards of Professional Appraisal Practice as "..that which is contrary to what exists but is supposed for the purpose of analysis. Hypothetical conditions assume conditions contrary to known facts about physical, legal, or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about the integrity of data used in the analysis." This appraisal employs the following hypothetical conditions:

- None.


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TABLE OF CONTENTS


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INTRODUCTION

Property Identification:	Romulus Land	
Location:	N Wick Road/E Vining Road, Romulus, MI	
Assessor's Parcel Number:		
Sub Parc Num 1	80-039-99-0001-707	
Sub Parc Num 2	80-039-99-0001-708	
Sub Parc Num 3	80-040-99-0002-714	
Property History:		
Current Owner:	20030 Delaware Inc	
Current Asking Price:	N/A	
Previous Sale Date:	N/A	
Previous Sale Price:	N/A	
Other Sales - Past 3 Years:	None Noted, See Below	
Appraisal Premise:	***Date of Value:***	***Property Rights Appraised:***
As Is	January 13, 2011	Fee Simple Estate
Date of Inspection:	January 13, 2011	
Date of Report:	January 27, 2011	
Intended Use & User of Report:	The intended user of this appraisal is Blair Franklin Capital Partners Inc. The intended use is for financial reporting purposes.	
Special Appraisal Instructions:	None noted	
Estimated Exposure/Marketing Time	24-48 Months	

PROPERTY IDENTIFICATION

The subject property is located on the South Side of Wick Road and the East Side of Vining Road in the city of Romulus, Wayne County, MI. The subject is designated by three individual parcel ID numbers. Information regarding the legal description's can be found in the addenda section of the report.

OWNERSHIP AND PROPERTY HISTORY

The subject property is currently vested in the name of 20030 Delaware Inc. The subject property has not sold or transferred in the last three years. Furthermore, the subject property is not currently listed for sale.


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The subject property was part of a sale that took place in October 2003. The October 2003 sale included 205.91 acres that transferred for a total consideration of $27,506,385 or $133,585 per acre. The subject has recently been split and the city of Romulus acquired two parcels (for roads) that were originally included in the overall site. Therefore, the current subject acreage is a little lower than what was originally purchased.

PREMISE OF THE APPRAISAL

The following table illustrates the various dates associated with the valuation of the subject, the valuation premise(s) and the rights appraised for each premise/date:

PREMISE OF THE APPRAISAL		
Item	**Date**	**Interest Appraised**
Date of Report:	January 27, 2011	
Date of Inspection:	January 13, 2011	
Date of Value		
As Is:	January 13, 2011	Fee Simple Estate
Compiled by CBRE		

PURPOSE OF THE APPRAISAL

The purpose of this appraisal is to estimate the 'as is' market value of the subject property. The current economic definition of market value agreed upon by agencies that regulate federal financial institutions in the U.S. (and used herein) is as follows:

The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

1. buyer and seller are typically motivated;
2. both parties are well informed or well advised, and acting in what they consider their own best interests;
3. a reasonable time is allowed for exposure in the open market;
4. payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and
5. the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale. [1]

[1] Office of Comptroller of the Currency (OCC), 12 CFR Part 34, Subpart C – Appraisals, 34.42 (g); Office of Thrift Supervision (OTS), 12 CFR 564.2 (g); Appraisal Institute, *The Dictionary of Real Estate Appraisal*, 4th ed. (Chicago: Appraisal Institute, 2002), 177-178. This is also compatible with the RTC, FDIC, FRS and NCUA definitions of market value as well as the example referenced in the *Uniform Standards of Professional Appraisal Practice (USPAP)*.


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TERMS AND DEFINITIONS

The Glossary of Terms in the Addenda provides definitions for additional terms that are, and may be used in this appraisal.

INTENDED USE AND USER OF REPORT

The intended user of this appraisal is Blair Franklin Capital Partners Inc. The intended use is for financial reporting purposes.

SCOPE OF WORK

The scope of the assignment relates to the extent and manner in which research is conducted, data is gathered and analysis is applied, all based upon the following problem-identifying factors stated elsewhere in this report:

- Client
- Intended use
- Intended user
- Type of opinion
- Effective date of opinion
- Relevant characteristics about the subject
- Assignment conditions

This appraisal of the subject has been presented in the form of a Summary Report, which is intended to comply with the reporting requirements set forth under Standards Rule 2-2(b) of the USPAP. That is, this report incorporates a summary of all information significant to the solution of the appraisal problem. It also includes summary descriptions of the subject and the market for the subject type. CBRE completed the following steps for this assignment:

Data Resources Utilized in the Analysis

RESOURCE VERIFICATION	
Site Data	Source/Verification:
Size & Frontage	City of Romulus
Other	Source/Verification:
Legal Description	City of Romulus
Zoning	City of Romulus
Development Status	City of Romulus
Tax Information	Wayne County
Compiled by CBRE	

Extent to Which the Property is Identified

CBRE collected the relevant information about the subject from the owner (or representatives), public records and through an inspection of the subject property. The property was legally identified through the following sources:


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- assessor's records
- legal description

Extent to Which the Property is Inspected

CBRE inspected the subject and its surrounding environs on the effective date of appraisal. Additional physical information regarding the subject was obtained from the following sources:

- county assessor's records

Type and Extent of the Data Researched

CBRE reviewed the micro and/or macro market environments with respect to physical and economic factors relevant to the valuation process. This process included interviews with regional and/or local market participants, available published data, and other various resources. CBRE also conducted regional and/or local research with respect to the following:

- applicable tax data
- zoning requirements
- flood zone status
- demographics
- comparable data

Type and Extent of Analysis Applied

CBRE analyzed the data gathered through the use of appropriate and accepted appraisal methodology to arrive at a probable value indication via each applicable approach to value. The steps required to complete each approach are discussed in the methodology section. CBRE then correlated and reconciled the results into a reasonable and defensible value conclusion, as defined herein. A reasonable exposure time associated with the value estimate presented has also been considered.


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AREA ANALYSIS


Subject
Property
South Lyon
Northville
Salem
Livonia
Redford
Plymouth
Ferndale
Harper Woods
Highland Park
Hamtramck
Grosse Pointe Park
Garden City
Dearborn Heights
Dearborn
Detroit
Windsor
Tecumseh
Westland
Wayne
Inkster
Melvindale
River Rouge
Allen Park
Lincoln Park
Ecorse
Ypsilanti
Willow Run Airport
Belleville
Romulus
Detroit Metropolitan Airport
Taylor
Southgate
Wyandotte
La Salle
ONTARIO
Riverview
New Boston
Willis
Whittaker
West Sumpter
Woodhaven
Trenton
Grosse Ile Municipal Airport
Amherstburg
McGregor
Flat Rock
Gibraltar
MONROE

Moody's Economy.com provides the following Detroit, MI [Metropolitan Division] metro area economic summary as of Oct-10. The full Moody's Economy.com report is presented in the Addenda.

DETROIT, MI [METROPOLITAN DIVISION] - ECONOMIC ANALYSIS

Indicators	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Gross Metro Product (C$B)	65.0	64.1	64.0	62.2	60.9	59.1	54.0	55.1	56.6	59.1	60.8	61.0
% Change	*1.3*	*-1.3*	*-0.3*	*-2.7*	*-2.1*	*-2.9*	*-8.7*	*2.2*	*2.7*	*4.5*	*2.7*	*0.3*
Total Employment (000)	838.0	826.9	819.6	802.9	782.8	758.7	699.0	681.8	679.7	693.3	708.5	715.2
% Change	*-2.0*	*-1.3*	*-0.9*	*-2.0*	*-2.5*	*-3.1*	*-7.9*	*-2.5*	*-0.3*	*2.0*	*2.2*	*0.9*
Unemployment Rate	8.5	8.6	8.6	8.4	8.7	10.1	16.2	15.5	15.8	13.5	10.6	8.5
Personal Income Growth	3.7	-0.1	1.2	1.6	1.9	2.3	-3.3	1.5	2.2	5.2	5.8	4.6
Population (000)	2,046.5	2,037.0	2,025.1	2,008.7	1,981.2	1,949.0	1,925.8	1,912.6	1,897.6	1,886.7	1,878.0	1,869.5
Single-Family Permits	3,729.0	4,211.0	3,138.0	2,056.0	919.0	524.0	264.0	273.9	210.4	810.1	1,712.6	2,071.3
Multifamily Permits	1,909.0	2,106.0	1,436.0	378.0	176.0	371.0	24.0	173.8	13.4	112.1	343.4	437.9
Existing-Home Price ($Ths)	123.4	119.5	118.9	110.1	101.8	91.6	84.4	83.5	78.7	75.6	82.5	92.4
Mortgage Originations ($Mil)	23,287.7	13,811.5	12,638.1	9,842.7	7,151.0	7,456.1	9,122.4	9,203.1	7,013.3	4,700.3	4,788.4	5,640.5
Net Migration (000)	-25.1	-26.2	-28.2	-32.6	-36.2	-40.6	-30.7	-20.6	-22.2	-17.9	-15.7	-15.4
Personal Bankruptcies	18,325.0	18,852.0	25,007.0	10,532.0	12,808.0	14,110.0	16,859.0	19,256.8	22,270.0	23,272.1	19,737.6	18,210.5

Source: Moody's Economy.com


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RECENT PERFORMANCE

Unlike many U.S. metro areas that began to recover from the recession earlier this year, Detroit has yet to emerge from its decade-long recession. The modest boost from stronger vehicle production earlier in the year has faded. Private employment, whether manufacturing is included or not, is now at a new low, reversing the modest gains made earlier in the year. Despite the beginning of a recovery in the motor vehicle industry, Detroit has had to absorb the closure of a General Motors engine plant in Livonia and the elimination of a shift at Ford's Auto Alliance plant.

The unemployment rate, which exceeds 15%, remains among the nation's highest, although the labor force seems to be stabilizing; one good sign.

AUTO INDUSTRY

Just as Detroit's auto-related industries led to its devastating downturn, they are now leading its recovery as production increases and a spate of new investments by automakers and their suppliers get under way. Moreover, Detroit may be at less risk than in the past because the automakers are operating much more nimbly. However, the expansions involve the retooling of existing facilities rather than the addition of new facilities, and many of the new jobs will pay half of what veteran workers earn. Ford is restarting its Michigan Assembly plant and rehiring 1,000 workers to build the new Focus and recently announced plans to invest in several transmission plants and the Detroit Truck Plant. GM will start production of its Chevy Volt at the end of this year and rehire 1,200 workers for its Orion plant next year. GM will also receive a state tax credit to employ 4,000 people at its Renaissance Center headquarters.

SPILLOVER GROWTH

More suppliers and other vendors to the auto industry are again choosing to expand in Detroit to take advantage of the new needs in the recovering auto industry, the available automotive talent, cheap office and industrial space, and tax credits. A number of the expansions involve technological solutions for the auto industry such has San Diego-based automotive digital marketing agency Search Optics and Silk Route Global, a supply chain solutions provider, or industries that can piggyback off the auto industry. For example, Navistar will build an engineering center for its defense and commercial truck products, and General Electric is building an aviation tech center.

CHALLENGES

While the developments in the auto and other industries are certainly welcome and make a strong statement about the enduring role of Detroit as the center of the U.S. auto industry, Detroit faces huge challenges before it can be called healthy. Many of the announced expansions will evolve over a number of years and the actual number of jobs created could be much smaller than expected. Over the past decade, Detroit has lost nearly one-quarter of its employment base, and despite the net out-


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migration of nearly 300,000 residents, growth in the motor vehicle industry will not be sufficient to absorb the 100,000 workers who have lost their jobs and are still looking for work. The large amount of labor market slack, devastated residential and commercial real estate markets, weak demographics, and poor fiscal conditions will weigh on income growth, the revitalization of consumer industries, and attractiveness for migrants. Detroit will never regain its former size.

CONCLUSION

The stabilization of payrolls, new products and investments at auto plants, and parts expansions will allow for modest recovery. The rebound will be much weaker than elsewhere since the auto industry is a much smaller part of the economy than it once was. The metro division will struggle to diversify its economy into such areas as life sciences and alternative fuel industries because of formidable competition throughout the country for such initiatives.


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NEIGHBORHOOD ANALYSIS


Van Born Rd
Heyer St
GM-Powertrain Facility
Wayne Rd
2nd St
Henry Ruff Rd
Merriman Rd
Ball Rd
Middlebelt Rd
Beverly Rd
Inkster Rd
Ecorse Rd
200
Subject Property
Smith Rd
Flynn Dr
198
Wick Rd
Harrison St
Holland Rd
Hazel St
Cogswell St
Hannan Rd
Tyler Rd
Ozga St
Lynn Dr
Vining Rd
Detroit Metropolitan Airport
197
196
194
194B
194A
192
17
W Service Rd
E Service Rd
Goddard Rd
Bibbins St
Romulus
W Huron River Dr
Grant St
S Huron River Dr
Northline Rd
John D Dingell Dr
Harrison Rd
Brest Rd
Lange St
Wabash St
Wade Rd
15
Eureka Rd

LOCATION

The neighborhood is located in the city of Romulus and is considered a suburban location. The city of Romulus is located in southwest Wayne County, about 20 miles southwest of the Detroit Central Business District. Further, the subject property is located about one mile north of the Detroit-Metro Airport.

BOUNDARIES

The neighborhood boundaries are detailed as follows:

North:	Ecorse Road
South:	I-94/Detroit-Metro Airport
East:	Merriman Road
West:	Wayne Road

LAND USE

The eastern portion of the neighborhood consists of hotel and retail land use. This land use is primarily situated along Merriman Road and Wickham Road. The northern portion of the


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neighborhood consists of airport parking for Detroit-Metro Airport and vacant undeveloped land. The western portion of the neighborhood consists of vacant undeveloped land and residential land. The majority of the neighborhood consists of vacant undeveloped land. The Detroit-Metro Airport is located to the south of the subject neighborhood (south of I-94).

Numerous plans to develop the raw land in the subject's neighborhood area and in the surrounding areas have been tabled. Separate plans for the development of the vacant land in the subject's neighborhood called for a casino, a horse racing track and a large mixed-use project with commercial, office, research and technology and multi-family uses. A horse race track named Pinnacle Race Course was recently built less than six miles south of the subject and the casino approval was voted down.

ECONOMIC DEVELOPMENT

The subject property is located in an area named the Detroit Region Aerotropolis. The area was created by the Wayne County Economic Development office. The Aerotropolis area consists of the land between Detroit-Metro Airport and Willow Run Airport to the west. The area also includes land to the north of Detroit-Metro Airport, where the subject is located and land to the south of Detroit-Metro Airport. The Aerotropolis was created as a new international commercial nexus to catalyze growth and development throughout Southeast Michigan. To date, minimal development/construction has transpired as a result of the Aerotropolis planning.

An area south of Detroit-Metro Airport called Pinnacle Aeropark was also created to spur growth and development in the area. The Pinnacle Aeropark is located in Huron Township. The Pinnacle Aeropark master plan calls for a mixed-use development with three phases of development. The development includes the Pinnacle Race Course which has been built. The remainder of the area consists of vacant undeveloped land and development in this area is not expected in the near future. Furthermore, the Pinnacle Race Course does not seem to be finding success; the course has shut down for the winter while original plans called for year round operation.

Finally, there is a large amount of raw undeveloped industrial land for sale in the market area, which includes land controlled by Wayne County. The land controlled by Wayne County is being offered at low cost to spur economic development in the area.

EMPLOYMENT

Given the subject's proximity to the Detroit-Metro Airport, the area has a high percentage of employment in total manufacturing, transportation/warehouse/shipping & receiving, health care/social assistance, and accommodation/food services. The following chart demonstrates comparative employment statistics for a one-, three-, and five-mile radius from the subject:


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EMPLOYMENT BY INDUSTRY

Occupation	1 Mile Radius	3 Mile Radius	5 Mile Radius
Agr/Frst/Fish/Hunt/Mine	0.99%	0.21%	0.17%
Construction	2.48%	4.75%	5.64%
Total Manufacturing	14.69%	20.61%	19.49%
Wholesale Trade	2.97%	3.20%	3.03%
Retail Trade	4.79%	10.56%	11.89%
Transport/Warehse/Utils	14.52%	9.89%	8.39%
Information	0.99%	1.41%	1.72%
Fin/Insur/RE/Rent/Lse	5.94%	4.93%	5.67%
Prof/Sci/Tech/Admin	1.32%	2.92%	3.91%
Mgmt of Companies	0.00%	0.08%	0.05%
Admin/Spprt/Waste Mgmt	5.45%	5.20%	4.39%
Educational Svcs	5.45%	5.39%	5.88%
Health Care/Soc Asst	15.35%	12.35%	11.65%
Entertainment & Rec Services	0.66%	0.86%	1.48%
Accommdtn/Food Svcs	15.35%	10.16%	9.62%
Oth Svcs, Not Pub Admin	5.28%	4.98%	4.71%
Public Administration	3.80%	2.51%	2.33%

Source: CBRE

To the east of the subject, along Merriman Road north of I-94, is a large grouping of hotels/motels and retail properties. This is the main corridor that serves the high traffic coming in and out of Detroit-Metro Airport. Furthermore, the I-94 corridor surrounding the Detroit-Metro Airport has a large amount of land use focuses on shipping/receiving and warehouse/distribution. The high percentage categories in the chart above are indicative of an area centered around a large transportation hub like Detroit-Metro Airport.

GROWTH PATTERNS

The major growth that has occurred in the past few years has been the expansion of Detroit Metropolitan Airport with the new McNamara Terminal and new North Terminal. The terminal is 2 million square feet and is comprised of 97 gates. Romulus's commercial growth has been spurred by the airport with the primary commercial area centered on the entrance to the airport at the intersection of Merriman Road and Interstate-94. The subject neighborhood lies adjacent to this intersection and is generally undeveloped in nature.

ACCESS

Primary access to the subject neighborhood is provided by Interstate 94 (I-94) and Interstate 275 (I-275). I-94 is located less than one mile south of the subject and provides access to the city of Detroit to the east and the city of Ann Arbor to the west. I-275 is located less than two miles west of the subject and provides access to the city of Novi to the north and the city of Monroe to the south.


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The subject is located about one mile north of the Detroit Metropolitan Airport (Detroit-Metro Airport). In 2008, Detroit Metropolitan Wayne County Airport was the 13th -busiest airport in the United States and the 24th busiest airport in the world in terms of passenger traffic.

DEMOGRAPHICS

Selected neighborhood demographics in a one-, three- and five- mile radius from the subject are shown in the following table:

SELECTED NEIGHBORHOOD DEMOGRAPHICS

31800 Smith Road Romulus, MI	1 Mile Radius	3 Mile Radius	5 Mile Radius
Population			
2015 Population	1,181	29,869	134,497
2010 Population	1,235	31,918	145,202
2000 Population	1,375	35,898	166,552
1990 Population	1,656	38,499	173,248
Annual Growth 2010 - 2015	-0.89%	-1.32%	-1.52%
Annual Growth 2000 - 2010	-1.07%	-1.17%	-1.36%
Annual Growth 1990 - 2000	-1.84%	-0.70%	-0.39%
Households			
2015 Households	489	11,280	50,354
2010 Households	511	12,031	54,353
2000 Households	566	13,542	62,599
1990 Households	643	13,528	60,906
Annual Growth 2010 - 2015	-0.88%	-1.28%	-1.52%
Annual Growth 2000 - 2010	-1.02%	-1.18%	-1.40%
Annual Growth 1990 - 2000	-1.27%	0.01%	0.27%
Income			
2010 Median HH Inc	$36,962	$42,805	$46,453
2010 Estimated Average Household Income	$50,953	$53,053	$54,958
2010 Estimated Per Capita Income	$20,232	$20,174	$20,771
Age 25+ College Graduates - 2000	99	1,688	10,040
Age 25+ Percent College Graduates - 2010	10.1%	7.0%	8.9%

Source: CBRE

CONCLUSION

The demographics indicate a profile of a lower-income community. Wayne County's economy is rather dependent on the manufacturing sector, making it susceptible to economic fluctuations. The low number of households in the one mile radius can be attributed to the presence of the Detroit-Metro Airport and the heavy industrial/warehouse corridor along I-94, near the subject. The neighborhood is adequately located with regard to the major employment and shopping centers. Based on the aforementioned, a significant recovery needs to occur before anything new will be demanded here.


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MARKET ANALYSIS

The subject is located in the city of Romulus (Down River submarket) market. The market analysis forms a basis for assessing market area boundaries, supply and demand factors, and indications of financial feasibility. Primary data sources utilized for this analysis include CB Richard Ellis, Inc.'s local industrial research statistics as well as data from CoStar Information Systems, Inc, the foremost surveyor of industrial properties in Metropolitan Detroit and discussions with local brokers.

MARKET OVERVIEW

The Detroit Metropolitan Industrial market anchored by its vehicle-manufacturing sector has long been one of the largest industrial markets in the United States. Accordingly, when the economy slowed to a standstill in the early part of 2001 this market took one of the hardest hits and has yet to regain its dominance. With the continual loss of market share by the domestic automakers, the outlook on the manufacturing sector is not overly positive. However, the continued activity from logistics and transportation companies appears promising in assisting in the stabilization of a somewhat declining market.

As of the 4th Quarter 2010, CB Richard Ellis reported that:

The end of the fourth quarter 2010 brings an optimistic outlook for Detroit's industrial market. While recovery will surely be a slow process, 2010 exhibited increases in most categories and sectors. Improvements are visible across the board, and the industrial market exemplifies one of the more fortunate markets, due in part to the specialization of the buildings. Not dissimilar to last quarter, the market portrays slow demand and continuing low-cost bargains available for sale or for lease. Current market conditions definitely favor the consumers and now are the time to invest in some never-before seen deals. The foreclosure situation has brought about some of the market's lowest sale prices since the 1980s. While this sets a positive scene on the buyer end, these conditions are frustratingly dim for landlords. The fourth quarter closes with only a slightly negative net absorption of -242,715 SF. Despite its first impression, this number is actually indicative of a rather standard quarter in the market. For the entire year of 2010, absorption is the best the market has seen since 2005. The year ends with a net absorption of nearly 3.5 million square feet, which is on the opposite end of the spectrum from 2009's year-end, which was -4.8 million square feet.

There were a number of significant transactions during the fourth quarter. American Axle and Manufacturing Inc. bought 76,060 SF in Auburn Hills from Cardell and Indiana Metal purchased an impressive 1.9 million square feet from Automotive Component Holdings in Shelby Township. Though not always evident at first, there are many signs of hope in the market. Chrysler Group's Sterling Heights Assembly Plant was scheduled to close at the end of 2012. Now, though, the plant is anticipated to be Chrysler's highest producing factory. Chrysler CEO Sergio Marchionne has even


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hinted at the definite possibility of the plant producing Alfa Romeos, which are to reappear in the United States sometime in 2012.

The Brookings Institute rated Metro Detroit as number seven amongst national metro areas in economic growth from 2009-2010. This honorable position is yet another indication that there are good things to come in the upcoming quarters, and with continued effort and hard work, both buyers and sellers should be pleased with the results.

The average asking direct lease rates (NNN) remained constant during the fourth quarter 2010 and there was a negligible increase of two cents since the third quarter. In fact, the rates for 2010 in its entirety were practically unchanged. This apparent stagnancy in prices is a positive sign compared with the dramatic decreases that have occurred in the past few years. Since 2005, the average lease rates have had a net change of almost one dollar to the negative. It is probable that the rates have bottomed out, which means that the market is in the midst of a sluggish recovery. Any improvement is better than none, and the fourth quarter holds true to that statement.

The market exhibited a slight increase in availability during the fourth quarter. The Washtenaw submarket had the biggest surge in availability, increasing from 10.11% in the third quarter to 13.35% in the fourth quarter. Many submarkets, however, showed an unquestionable decrease in their availability: Macomb, Northwest Suburbs, and Western Wayne County. Since the first quarter of 2005, there has been a net increase of almost 32,000,000 square feet of availability in the market. As the market begins to recover, availability is expected to slowly decrease. The low lease rates and sale prices are incentives for increased activity in the upcoming quarters, which will, consequently, lower availability levels.

The industrial employment sector in Michigan had the most job losses in 2010 in the country, according to Manufacturers' News. A reported 79,101 industrial-related job loss results in a 10.7% decrease from 2009. At the end of the fourth quarter, the U.S. Bureau of Labor Statistics states that Michigan employs roughly 462,800 people in the manufacturing industry and about 707,000 in distribution-related jobs. The reason for this major decrease is multi-faceted; Michigan has lost 913 manufacturing plants in the past year, a 5.8% decrease in the State's total manufacturing plants. In addition, advances in technology continue to replace actual human workers in the manufacturing industry. Many companies are utilizing automated systems and robotics in place of human beings in order to increase efficiency and cut costs. The end-of-quarter unemployment rate for the United States is 9.8%, which is considerably lower than Michigan's 12.4%. The Metro Detroit area is in even worse condition, at 13.5%. Despite these grim-sounding numbers, the unemployment rates are noticeably lower than this time last year. The national rate has decreased 2.5% and the state's is 2.1% lower than fourth quarter 2009. Metro Detroit is in line with these figures as well, featuring a 2.5% drop over the course of 2010. This data shows that although Michigan's unemployment rates are higher than the country's average, the recovery rate is equivalent with that of the rest of the nation.


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The Metropolitan Detroit Industrial Market and its submarkets are illustrated on the following map and are further discussed below:


I-75 CORRIDOR
MACOMB
NW SUBURBS
SE OAKLAND COUNTY
WASHTENAW
DETROIT
WESTERN WAYNE
DOWNRIVER
PONTIAC
ROCHESTER HILLS
MACOMB
BLOOMFIELD HILLS
TROY
STERLING HEIGHTS
FARMINGTON HILLS
NOVI
SOUTHFIELD
WARREN
LIVONIA
DEARBORN
ANN ARBOR
ROMULUS
TAYLOR
ONTARIO CANADA
MACOMB COUNTY
WASHTENAW COUNTY
WAYNE COUNTY
NORTH

The following table provides a detailed market summary for the eight industrial submarkets within the Detroit MSA.

DETROIT INDUTRIAL MARKET SUMMARY BY SUBMARKET						
Submarket	Existing Supply (SF)	Availability (SF)	Availability (%)	Net Absorption Past 12 Months (SF)	Under Construction (SF)	Average Asking Lease Rate ($SF/YR)*
Macomb	102,477,159	17,523,594	17.1%	225,917	0	$4.39
I-75 Corridor	79,009,903	13,747,723	17.4%	1,062,416	0	$5.24
SE Oakland	14,802,601	2,916,112	19.7%	24,877	0	$4.01
NW Suburbs	58,766,681	9,343,902	15.9%	585,595	0	$6.18
Western Wayne	86,650,168	12,044,373	13.9%	3,049,235	0	$4.36
Down River	66,389,916	10,954,336	16.5%	377,038	0	$4.17
Detroit City	94,827,152	21,336,109	22.5%	-1,915,886	0	$3.22
Washtenaw	22,558,182	3,022,796	13.4%	48,366	0	$5.96
Detroit MSA	525,481,762	90,888,947	17.3%	3,457,558	0	$4.51

Source: CB Richard Ellis, Inc.
4th Quarter 2010
* Net Basis

In terms of existing inventory, the largest submarket within the Detroit MSA is Macomb County at approximately 102.5 million square feet, or approximately 19.50% of the total inventory. The smallest submarket is Southeast Oakland County at approximately 14.8 million square feet, or about 2.82% of the total inventory.


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CB RICHARD ELLIS

Among the eight submarkets, the City of Detroit submarket has the highest availability rate at 22.50% while the Washtenaw County submarket has the lowest availability rate at 13.40%.

In terms of current absorption activity (which includes all leasing and sales activity), the Western Wayne County submarket led the way at 3,049,235 square feet over the past twelve months. As shown, new construction is at a standstill in Detroit.

In terms of average asking lease rates, the surveyed range among the submarkets is from $3.22 to $6.18 per square foot per year. The highest asking lease rate surveyed was within the Western Wayne County submarket and the lowest asking lease rate was within the Detroit City submarket.

MARKET BREAKDOWNS

Overall, the Detroit market is experiencing increasing vacancy with a change from 16.5% to 17.3% (4th Q 2009 to 4th Q 2010). Additionally, lease rates have decreased from $4.55 to $4.51 during the same time period. Overall, the majority of the markets continue to struggle throughout the metropolitan area.


CBRE
CB RICHARD ELLIS

SUBMARKET OVERVIEW

Downriver


Canton
Garden City
Westland
Inkster
Detroit
Dearborn
Wayne
Dearborn Heights
Melvindale
River Rouge
Taylor
Allen Park
Lincoln Park
Ecorse
Romulus
Belleville
DETROIT METROPOLITAN WAYNE COUNTY
Wyandotte
Southgate
Riverview
Trenton
Grosse Ile
Woodhaven
Flat Rock
Gibraltar
South Rockwood
Rockwood
Carleton
Lake Erie
ONTARIO

The Downriver industrial submarket reflected positive absorption of 377,038 square feet in 2010 and there is no new construction. Two notable transactions that occurred in the fourth quarter of 2010 were Owens & Minor' lease of 211,000 square feet at the Romulus Business Center and the sale of the 61,237 square foot building at 15385 Pine in Romulus to Randall Industries. Current market statistics for the Detroit Industrial Market and the subject's Down River submarket are shown in the following table:



INDUSTRIAL MARKET STATISTICS		
Category	Metropolitan Area	Submarket
Existing Supply (SF)	525,481,762	66,389,916
New Construction (SF)	0	0
Absorption (SF)	3,457,558	377,038
Average Occupancy	82.7%	83.5%
Average Rent PSF	$4.51	$4.17
Date of Survey	4th Qtr. 2010	
Source: CBRE MarketView		

As of Fourth Quarter 2010, the overall Detroit industrial inventory consists of approximately 525 million square feet. The current availability (or vacancy rate) is 17.3%, or about 90.9 million square feet. Current absorption, which includes all lease and sale activity, is 3,457,558 square feet with all but the City of Detroit submarket experiencing positive absorption. Current construction activity is at a standstill and the average asking rent is $4.51 per square foot.

The Downriver submarket had a total inventory of approximately 66.4 million square feet and ranks as the fifth largest submarket in the Detroit MSA. This equates to about 13% of the entire Detroit industrial inventory. The submarket availability (or vacancy rate) is 16.5%, meaning the submarket holds approximately 12% of the entire available inventory in the Detroit market. There is no new construction occurring within this submarket.

As shown above, the average occupancy rate for the subject submarket closely mimics that of the overall market area. The average asking rental rate in the Downriver submarket is $4.17 per square foot, while the market in general is slightly higher at $4.51 per square foot. The lower asking rental rates are attributable to the older supply of the submarket. Both the overall market and the subject submarket are expected to recover as the economy improves.

Local Area Market Statistics (3 Mile Radius)

A survey of improved industrial properties within a three-mile radius of the subject has been conducted in order to identify occupancy and average rental rate trends. The results of the survey are shown below:


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CB RICHARD ELLIS

LOCAL AREA MARKET STATISTICS				
Period	# Bldgs	Total RBA	Occupied %	Total Average Rate
2010 4Q	394	15,135,286	80.9%	$4.25/nnn
2010 3Q	394	15,135,286	80.3%	$4.22/nnn
2010 2Q	394	15,135,286	85.0%	$4.26/nnn
2010 1Q	394	15,135,286	85.3%	$4.23/nnn
2009 4Q	394	15,135,286	85.7%	$4.26/nnn
2009 3Q	394	15,135,286	86.6%	$4.30/nnn
2009 2Q	394	15,135,286	86.8%	$4.37/nnn
2009 1Q	394	15,135,286	87.9%	$4.41/nnn
2008 4Q	394	15,135,286	90.4%	$4.49/nnn
2008 3Q	394	15,135,286	91.0%	$4.59/nnn
2008 2Q	394	15,135,286	91.4%	$4.53/nnn
2008 1Q	395	15,141,126	91.4%	$4.57/nnn
2007 4Q	393	14,878,762	93.3%	$4.57/nnn
2007 3Q	392	14,846,842	92.5%	$4.76/nnn
2007 2Q	392	14,846,842	91.2%	$4.73/nnn
2007 1Q	392	14,846,842	91.0%	$4.49/nnn

Source: CoStar

Using CoStar Property, we have compiled a survey of 401 industrial buildings located within a three-mile radius of the subject. This survey included approximately 15,135,286 square feet of industrial space, of which 80.9% is currently occupied with an average asking rental rate of $4.25 per square foot on a triple net basis. Since the first quarter of 2007, vacancy rates have fluctuated from 6.7% to 19.7% with an average of 11.8% and asking rental rates have ranged from $4.22 to $4.76 with an average of $4.44 per square foot.

Based on this survey, the local market is generally performing similar to the Detroit MSA in regards to occupancy levels and asking rental rates. The majority of the vacancy in the industrial market may be attributed to the recent economic recession, and is not considered a measure of the long-term market viability. Conversations with local brokers active in the market indicate that the local industrial market continues to be viable; as such, the local market is expected to recover in the long term.

CONCLUSION

Overall, Detroit has become a less attractive investment market for industrial properties due to its reliance on the auto industry causing total investment activity and overall capitalization rates to lag the Midwest and national industrial investment trends. This increased risk and deteriorating market conditions have caused the industrial investment sales market to become almost non-existent at this time.


CBRE
CB RICHARD ELLIS

PLAT MAP


39-99-0001-707
66.77 AC
99-0001-708
104.23AC
99-0001-708
31.34
AC

SITE ANALYSIS

The following chart summarizes the salient characteristics of the subject site.

SITE SUMMARY AND ANALYSIS			
Physical Description			
Parcel 80-039-99-0001-707			
Gross Site Area		66.77 Acres	2,908,501 Sq. Ft.
Primary Road Frontage		Smith Road	1,200 Feet
Secondary Road Frontage		Vining Road	2,500 Feet
Secondary Road Frontage		Wick Road	1,200 Feet
Shape		Rectangular	
Topography		Generally Level	
Parcel 80-039-99-0001-708			
Gross Site Area		104.23 Acres	4,540,259 Sq. Ft.
Primary Road Frontage		Smith Road	1,900 Feet
Secondary Road Frontage		Wick Road	1,677 Feet
Shape		Rectangular	
Topography		Generally Level	
Parcel 80-040-99-0002-714			
Gross Site Area		31.34 Acres	1,365,170 Sq. Ft.
Primary Road Frontage		Smith Road	600 Feet
Secondary Road Frontage		Wick Road	400 Feet
Shape		Rectangular	
Topography		Generally Level	
Zoning/Flood			
Zoning District		RC - Regional Commerce	
Flood Map Panel No. & Date		Not Mapped	N/A
Flood Zone		N/A	
Adjacent Land Uses		Hotels/Detroit-Metro Airport/Vacant/I-94	
Comparative Analysis			**Rating**
Access		Average	
Visibility		Average	
Functional Utility		Average	
Traffic Volume		Average	
Adequacy of Utilities		Assumed adequate	
Landscaping		Average	
Drainage		Assumed adequate	
Utilities		**Provider**	**Adequacy**
Water	Municipal		Yes
Sewer	Municipal		Yes
Natural Gas	Consumer's		Yes
Electricity	Detroit Edison		Yes
Other	**Yes**	**No**	**Unknown**
Detrimental Easements			X
Encroachments			X
Deed Restrictions			X
Reciprocal Parking Rights			X
Common Ingress/Egress			X

Source: Various sources compiled by CBRE


CBRE
CB RICHARD ELLIS

COMMENTS

The three subject parcels have acreages of 66.77, 104.23, and 31.34 acres. All three parcels have frontage on main roads in the area. All three parcels have a rectangular shape and a generally level topography. According to the Federal Emergency Management Agency (FEMA), the subject parcels are located in an area that is unmapped. According to the city of Romulus, the subject parcels are served by municipal water and sewer.

The adjacent land uses consist of multiple hotels, I-94 expressway, vacant land, and the Detroit-Metro Airport. The subject property is directly in line with the inbound flight patterns for the Detroit-Metro Airport.

CONCLUSION

The subject parcels have an average location and are afforded average access and visibility from roadway frontages. The subject parcels have average functional utility. The sizes of the parcels are average for the market area and use, and there are no known detrimental uses in the immediate vicinity. Overall, there are no known physical factors that are considered to prevent the parcels from development of their highest and best use.


CBRE
CB RICHARD ELLIS

ZONING ANALYSIS

The following chart summarizes the subject's zoning requirements.

ZONING SUMMARY	
Current Zoning	RC, Regional Center District
Legally Conforming	Yes
Uses Permitted	Large scale commercial and office developments. Hotels, restaurants, convention centers, trade centers, education and training facilities, car rental & parking facilities. An adjunct land use which would complement the high rise hotel, motel complex would include multi-story apartments and condominiums.
Zoning Change	Not likely
Category	**Zoning Requirement**
Minimum Lot Size	43,560 Feet
Minimum Lot Width	150 Feet
Maximum Height	150 Feet
Minimum Setbacks	
Front Yard	50 Feet
Street Side Yard	20 Feet
Interior Side Yard	20 Feet
Rear Yard	35 Feet
Maximum Bldg. Coverage	35%

Source: Planning & Zoning Dept.

Based on the current zoning regulations for the RC, Regional Center District, the subject's improvements are a legal and conforming land use. The land is zoned Regional Center District which allows for a wide variety of commercial uses.


Venoy Rd
RC
C2
R1B
C2
C2
C2
Smith Rd.
RC
RC
C3
Lake
Vining Rd.
Wick Rd.
94
M1
I-94


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CB RICHARD ELLIS

PURPOSE

The RC, Regional Center District is intended to promote large scale commercial and office developments which can take advantage of the potential trade of passengers, visitors and employments at the Metro Airport. It is also recognized that this international air facility will encourage adjacent land uses for conventions, trade centers, educational and training facilities as well as the hotels, motels, restaurants, car rental and parking facilities. An adjunct land use which would complement the high rise hotel, motel complex would include multi-story apartments and condominiums. The combination of diversified uses must be planned to complement each other and be coordinated to utilize utility and road networks. This district is intended to encourage innovation and variety in type, design and arrangement of uses that create a vibrant and unified Regional Center.

In the highest and best use section of the report, which is presented later, we conclude that the highest and best use of the subject parcels, as vacant, would be the development an industrial property, demand warranting. Therefore, in the valuation section we have used industrial comparables.

The industrial uses include: warehouse/distribution, research and development, and flex office space w/ industrial, all of which is geared around the presence of the Detroit-Metro Airport and the already existing large industrial corridor in the area along I-94. New hotel construction in the area has been limited to the tear down of old hotels and construction of new hotels on the original site. Land for new hotels is not demanded in the area as growth has been minimal.


CBRE
CB RICHARD ELLIS

TAX AND ASSESSMENT DATA

The assessor in the subject municipality maintains two assessments, the Taxable Value (TV) and State Equalized Value (SEV). The Taxable Value is what the annual tax burden is based on in Michigan and its annual increase is limited to the lesser of CPI or 5%. The State Equalized Value is also reviewed each year and is to represent 50% of the property's market value. When a property sells, the State Equalized Value becomes the property's new Taxable Value. There is often a gap between the TV and the SEV if the property had not recently traded. As such, following a sale, there would be a significant increase in the annual tax burden. A market value opinion assumes a sale has/will occur, and we have therefore based our tax estimate on the State Equalized Value.

Subject Property

The resulting tax estimates for the subject property appear in the following table. The subject is located in the Romulus Public School District.

AD VALOREM TAX INFORMATION

Tax Year 2010	True Cash Value	State Equalized Value	Taxable Value	Tax Rate per $1,000	Calculated Tax Expense
Parcel					
80-039-99-0001-707	$6,009,400	$3,004,700	$2,112,394	$57.0600	$120,533
80-039-99-0001-708	$9,380,600	$4,690,300	$3,297,422	$57.0600	$188,151
80-040-99-0002-714	$2,820,600	$1,410,300	$991,484	$57.0600	$56,574
Totals:	$18,210,600	$9,105,300	$6,401,300		$365,258
Administration Fee (1.0%):					$3,653
Total Current Taxes					$368,911
Projected Taxes Based on SEV					$524,744
Source: Assessor's Office					

The total current taxes for the subject property are $368,911 and the projected taxes based on the SEV are $524,744. The City of Romulus charges a 1.0% administration fee. According to the city of Romulus, there is a balance owed for the 2010 taxes. The amount owned is about $93,690, the majority of which is from the winter bill.


CBRE
CB RICHARD ELLIS

HIGHEST AND BEST USE

In appraisal practice, the concept of highest and best use represents the premise upon which value is based. The four criteria the highest and best use must meet are:

- legal permissibility;
- physical possibility;
- financial feasibility; and
- maximum profitability.

The highest and best use analysis of the subject is discussed on the following pages. This analysis incorporates the information presented in the Market Analysis section, as well as any unique characteristics of the subject described previously.

AS VACANT

Legal Permissibility

The subject property is zoned RC, Regional Center District. The legally permissible uses for the RC, Regional Center District are:

- Large scale commercial and office developments. Hotels, restaurants, convention centers, trade centers, education and training facilities, car rental & parking facilities. An adjunct land use which would complement the high rise hotel, motel complex would include multi-story apartments and condominiums.

The zoning makes the subject parcels available for several different developments; however do to their secondary location some uses would not be applicable. Residential/Multi-family is not applicable as current market values and high inventories do not support construction costs. Due to the lack of demand for commercial development and the flexibility of the zoning, a less intensive use is likely. Given the infrastructure in the area we believe a light industrial/warehousing or distribution use is a more likely use for the subject parcels.

Physical Possibility

The subject parcels are adequately served by utilities, have an adequate shape and size, sufficient access, etc., to be separately developable sites. The subject parcels would reasonably accept a site layout for any of the legally probable uses. There are no known physical reasons why the subject parcels would not support any legally probable development.

Financial Feasibility

The determination of financial feasibility is dependent primarily on the relationship of supply and demand for the legally probable land uses versus the cost to create the uses. Residential/Multi family is currently not applicable as current market values and high inventories do not support construction



costs. The subject's industrial market is generally soft with increasing vacancy rates and declining rental rates. These factors indicate that it would not be financially feasible to complete a new residential project at the site at this time. A new industrial project would be feasible if the site acquisition cost was low enough to provide an adequate developer's profit.

Maximum Profitability

The final test of highest and best use of the parcels as if vacant is that the use be maximally productive, yielding the highest return to the land. In the case of the subject as if vacant, the analysis has indicated that development of an industrial property would be most appropriate.

CONCLUSION: HIGHEST AND BEST USE AS VACANT

We conclude that the highest and best use of the subject parcels, as vacant, would be the development of an industrial property, demand warranting. Due to the lack of demand for commercial development and the flexibility of the zoning, a less intensive use is likely. Given the infrastructure in the area we believe a light industrial/warehousing or distribution use is a more likely use the subject parcels. Due to the significant amount of available land in the area we do not believe demand for the subject parcels will exist for some time.

Given that the subject exists in three non-contiguous parcels, we have valued each parcel separately.


CBRE
CB RICHARD ELLIS

APPRAISAL METHODOLOGY

In appraisal practice, an approach to value is included or omitted based on its applicability to the property type being valued and the quality and quantity of information available. Based on information contained in the Thirteenth Edition of The Appraisal of Real Estate, published in 2008, depending on a specific appraisal assignment, any of the following four methods may be used to determine the market value of the fee simple interest of land:

- Sales Comparison Approach;
- Income Capitalization Procedures;
- Allocation; and
- Extraction.

The following summaries of each method are paraphrased from the text.

The first is the sales comparison approach. This is a process of analyzing sales of similar, recently sold parcels in order to derive an indication of the most probable sales price (or value) of the property being appraised. The reliability of this approach is dependent upon (a) the availability of comparable sales data, (b) the verification of the sales data regarding size, price, terms of sale, etc., (c) the degree of comparability or extent of adjustment necessary for differences between the subject and the comparables, and (d) the absence of non-typical conditions affecting the sales price. This is the primary and most reliable method used to value land (if adequate data exists).

The income capitalization procedures include three methods: land residual technique, ground rent capitalization, and Subdivision Development Analysis. A discussion of each of these three techniques is presented in the following paragraphs.

> The land residual method may be used to estimate land value when sales data on similar parcels of vacant land are lacking. This technique is based on the principle of balance and the related concept of contribution, which are concerned with equilibrium among the agents of production--i.e. labor, capital, coordination, and land. The land residual technique can be used to estimate land value when: 1) building value is known or can be accurately estimated, 2) stabilized, annual net operating income to the property is known or estimable, and 3) both building and land capitalization rates can be extracted from the market. Building value can be estimated for new or proposed buildings that represent the highest and best use of the property and have not yet incurred physical deterioration or functional obsolescence.
>
> The subdivision development method is used to value land when subdivision and development represent the highest and best use of the appraised parcel. In this method, an appraiser determines the number and size of lots that can be created from the appraised land physically, legally, and economically. The value of the underlying land is then estimated through a discounted cash flow analysis with revenues based on the achievable sale price of the finished product and expenses based on all costs required to complete and sell the finished product.


CBRE
CB RICHARD ELLIS

> The ground rent capitalization procedure is predicated upon the assumption that ground rents can be capitalized at an appropriate rate to indicate the market value of a site. Ground rent is paid for the right to use and occupy the land according to the terms of the ground lease; it corresponds to the value of the landowner's interest in the land. Market-derived capitalization rates are used to convert ground rent into market value. This procedure is useful when an analysis of comparable sales of leased land indicates a range of rents and reasonable support for capitalization rates can be obtained.

The allocation method is typically used when sales are so rare that the value cannot be estimated by direct comparison. This method is based on the principle of balance and the related concept of contribution, which affirm that there is a normal or typical ratio of land value to property value for specific categories of real estate in specific locations. This ratio is generally more reliable when the subject property includes relatively new improvements. The allocation method does not produce conclusive value indications, but it can be used to establish land value when the number of vacant land sales is inadequate.

The extraction method is a variant of the allocation method in which land value is extracted from the sale price of an improved property by deducting the contribution of the improvements, which is estimated from their depreciated costs. The remaining value represents the value of the land. Value indications derived in this way are generally unpersuasive because the assessment ratios may be unreliable and the extraction method does not reflect market considerations.

METHODOLOGY APPLICABLE TO THE SUBJECT

The sales comparison approach has been used to value the subject parcels. The cost approach and income approach are not applicable and have not been used.


CBRE
CB RICHARD ELLIS

SALES COMPARISON APPRAOCH – 66.77 ACRES

We have chosen comparables from nearby surrounding communities based upon a combination of property characteristics, zoning, and use. The following map and table summarize the comparable data used in the valuation of the subject. A detailed description of each transaction is included in the addenda.


Comp 1
Comp 2
Comp 3
Comp 4
Comp 5
Subject Property
Livonia
Redford
Plymouth
Garden City
Westland
Dearborn Heights
Dearborn
Wayne
Romulus
Taylor
Allen Park
Melvindale
Ecorse
Lincoln Park
River Rouge
Southgate
Wyandotte
Riverview
New Boston
Detroit
Windsor
Highland Park
Hamtramck
La Salle
Detroit Metropolitan Airport
O N T A R I O

No.	Property Location	Transaction Type	Transaction Date	Zoning	Actual Sale Price	Adjusted Sale Price [1]	Size (Acres)	Size (SF)	Price Per SF
1	WS of Van Dyke, S of Lynch Road, Detroit, MI	Sale	Sep-08	M-4, Industrial	$2,100,000	$2,100,000	45.82	1,995,919	$1.05
2	ES of Commerce, S of Pennsylvania, Huron Township, MI	Sale	Jan-06	I-2, Heavy Industrial	$1,637,000	$1,637,000	26.14	1,138,658	$1.44
3	Inkster and Annapolis, Dearborn Heights, MI	Sale	Jul-09	Light Industrial	$1,045,545	$1,045,545	30.61	1,333,372	$0.78
4	17275 Huron River, Huron Township, MI	Sale	Dec-07	I and B-1	$740,000	$740,000	18.02	784,951	$0.94
5	SWC of Tyler & Quirk Roads, Van Buren Township, MI	Sale	May-06	M1, Light Industrial	$2,215,000	$2,215,000	42.22	1,839,103	$1.20
Subject	N Wick Road/E Vining Road, Romulus, MI	---	---	RC - Regional Commerce	---	---	66.77	2,908,501	---

Table title: SUMMARY OF COMPARABLE LAND SALES

[1] Transaction amount adjusted for cash equivalency and/or development costs (where applicable)
Compiled by CBRE


CBRE
CB RICHARD ELLIS

Comparable Sale One

This comparable represents the September 2008 sale of the 45.82 acre tract of industrial zoned land located on the west side of Van Dyke Avenue, south of Lynch Road in Detroit, Michigan. The property has 312 feet of frontage on Van Dyke Avenue and also a small amount of frontage on Lynch Road as well as having a rail way along the western property line. The site is irregular in shape and is the former site of Chrysler's Winfield Foundry. According to the broker, any environmental issues were cleared up before the sale. The property sold to a local developer for $2,100,000.

Comparable One warranted a downward adjustment for declining market conditions since the time of sale. Comparable One also warranted an upward adjustment for its inferior amount of road frontage.

Comparable Sale Two

This comparable represent the January 2006 sale of the 26.14 acre tract of industrial zoned land located on the east side of Commerce Drive south of Pennsylvania Road in Huron Township, Michigan. The property is situated approximately one half mile west of Interstate 275 and has frontage on Commerce and Woodland Drives. The property sold to a private investor for $1,637,000.

Comparable Two warranted a downward adjustment for declining market condition since the time of sale. Comparable Two also warranted a downward adjustment for its superior size and an upward adjustment for its inferior amount of road frontage.

Comparable Sale Three

This comparable is bounded by Inkster Road, Annapolis Road and Powers Avenue in Dearborn Heights, Wayne County, Michigan. The property is a 30.61-acre site that sold in July 2009 for $1,045,545 or $0.78 per square foot. The property is zoned for industrial use and was purchased by the city. The site is surrounded by residential on three sides and industrial to the south across Powers.

Comparable Three warranted a downward adjustment for declining market condition since the time of sale. Comparable Three also warranted a downward adjustment for its superior size and an upward adjustment for its inferior amount of road frontage.

Comparable Sale Four

This comparable is located at 17275 Huron River Road, which is at the corner of Pennsylvania Road and Huron River Road in Huron Township, Wayne County, Michigan. The property is an 18.02-acre site that sold in December 2007 for $740,000 or $0.94 per square foot. The property has a dual zoning with B-1, Local Business in the front and I-Light Industrial in the rear.


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CB RICHARD ELLIS

Comparable Four warranted a downward adjustment for declining market condition since the time of sale. Comparable Four also warranted a downward adjustment for its superior size and an upward adjustment for its inferior amount of road frontage.

Comparable Sale Five

This comparable is located at the southwest corner of Tyler Road and Quirk Road near Willow Run Airport in Van Buren, Wayne County, Michigan. The property is a 42.22-acre site that sold in June 2006 for $2,215,000 or $1.20 per square foot. The property is zoned for industrial use and was purchased by the township.

Comparable Five warranted a downward adjustment for declining market condition since the time of sale. Comparable Five also warranted an upward adjustment for its inferior amount of road frontage.

Based on our comparative analysis, the following chart summarizes the adjustments warranted to each comparable.

LAND SALES ADJUSTMENT GRID

Comparable Number	1	2	3	4	5	Subject
Transaction Type	Sale	Sale	Sale	Sale	Sale	---
Transaction Date	Sep-08	Jan-06	Jul-09	Dec-07	May-06	---
Zoning	M-4, Industrial	I-2, Heavy Industrial	Light Industrial	I and B-1	M1, Light Industrial	RC - Regional Commerce
Actual Sale Price	$2,100,000	$1,637,000	$1,045,545	$740,000	$2,215,000	---
Adjusted Sale Price [1]	$2,100,000	$1,637,000	$1,045,545	$740,000	$2,215,000	---
Size (Acres)	45.82	26.14	30.61	18.02	42.22	66.77
Size (SF)	1,995,919	1,138,658	1,333,372	784,951	1,839,103	2,908,501
Price Per SF	$1.05	$1.44	$0.78	$0.94	$1.20	---
Price ($ PSF)	$1.05	$1.44	$0.78	$0.94	$1.20	
Property Rights Conveyed	0%	0%	0%	0%	0%	
Financing Terms [1]	0%	0%	0%	0%	0%	
Conditions of Sale	0%	0%	0%	0%	0%	
Market Conditions	-20%	-40%	-10%	-30%	-40%	
Subtotal	$0.84	$0.86	$0.71	$0.66	$0.72	
Size	0%	-10%	-10%	-10%	0%	
Shape	0%	0%	0%	0%	0%	
Corner	0%	0%	0%	0%	0%	
Frontage	10%	5%	10%	5%	5%	
Topography	0%	0%	0%	0%	0%	
Location	0%	0%	0%	0%	0%	
Zoning/Density	0%	0%	0%	0%	0%	
Utilities	0%	0%	0%	0%	0%	
Highest & Best Use	0%	0%	0%	0%	0%	
Total Other Adjustments	10%	-5%	0%	-5%	5%	
Value Indication for Subject	$0.93	$0.82	$0.71	$0.63	$0.76	

[1] Transaction amount adjusted for cash equivalency and/or development costs (where applicable)
Compiled by CBRE


CBRE
CB RICHARD ELLIS

CONCLUSION

This portion of the subject, 66.77 acre parcel, has a large amount of road frontage on three main roads. The large amount of road frontage increases the utility of the site. The comparables indicate an adjusted range of $0.63 to $0.93 per SF with an average of $0.77 per SF. Comparables Two, Three, Four and Five are the most proximate to the subject and among those, Comparables Three and Four are the most recent. Comparables Three and Four were given the most weight and the remainder of the comparables lends support to the opinion of value. The following table presents the valuation conclusion for this portion of the subject:

CONCLUDED LAND VALUE				
$ PSF		Subject SF		Total
$0.63	x	2,908,501	=	$1,823,392
$0.71	x	2,908,501	=	$2,052,594
Indicated Value:				$2,000,000
		(Rounded $ PSF)		$0.69
Compiled by CBRE				


CBRE
CB RICHARD ELLIS

SALES COMPARISON APPRAOCH – 104.23 ACRES

We have chosen comparables from nearby surrounding communities based upon a combination of property characteristics, zoning, and use. The following map and table summarize the comparable data used in the valuation of the subject. A detailed description of each transaction is included in the addenda.


Comp 1
Comp 2
Comp 3
Comp 4
Comp 5
Subject Property
Livonia
Redford
Garden City
Dearborn Heights
Westland
Dearborn
Detroit
Windsor
Inkster
Wayne
Allen Park
Lincoln Park
Romulus
Taylor
Southgate
Wyandotte
Riverview
Belleville
New Boston
Highland Park
Hamtramck
Melvindale
River Rouge
Ecorse
La Salle
ONTARIO

SUMMARY OF COMPARABLE LAND SALES

No.	Property Location	Transaction Type	Transaction Date	Zoning	Actual Sale Price	Adjusted Sale Price [1]	Size (Acres)	Size (SF)	Price Per SF
1	WS of Van Dyke, S of Lynch Road, Detroit, MI	Sale	Sep-08	M-4, Industrial	$2,100,000	$2,100,000	45.82	1,995,919	$1.05
2	ES of Commerce, S of Pennsylvania, Huron Township, MI	Sale	Jan-06	I-2, Heavy Industrial	$1,637,000	$1,637,000	26.14	1,138,658	$1.44
3	E of Ridge Rd, S of Five Mile Rd, Plymouth Township, MI	Sale	Dec-04	IND-Industrial	$14,578,078	$14,578,078	102.82	4,478,839	$3.25
4	Inkster and Annapolis, Dearborn Heights, MI	Sale	Jul-09	Light Industrial	$1,045,545	$1,045,545	30.61	1,333,372	$0.78
5	SWC of Tyler & Quirk Roads, Van Buren Township, MI	Sale	May-06	MI, Light Industrial	$2,215,000	$2,215,000	42.22	1,839,103	$1.20
Subject	N Wick Rd/E Vining Rd, Romulus, MI	---	---	RC - Regional Commerce	---	---	104.23	4,540,259	---

[1] Transaction amount adjusted for cash equivalency and/or development costs (where applicable)
Compiled by CBRE



Comparable Sale One

This comparable represents the September 2008 sale of the 45.82 acre tract of industrial zoned land located on the west side of Van Dyke Avenue, south of Lynch Road in Detroit, Michigan. The property has 312 feet of frontage on Van Dyke Avenue and also a small amount of frontage on Lynch Road as well as having a rail way along the western property line. The site is irregular in shape and is the former site of Chrysler's Winfield Foundry. According to the broker, any environmental issues were cleared up before the sale. The property sold to a local developer for $2,100,000.

Comparable One warranted a downward adjustment for declining market conditions since the time of sale. Comparable One also warranted a downward adjustment for its superior size and an upward adjustment for its inferior amount of road frontage.

Comparable Sale Two

This comparable represent the January 2006 sale of the 26.14 acre tract of industrial zoned land located on the east side of Commerce Drive south of Pennsylvania Road in Huron Township, Michigan. The property is situated approximately one half mile west of Interstate 275 and has frontage on Commerce and Woodland Drives. The property sold to a private investor for $1,637,000.

Comparable Two warranted a downward adjustment for declining market conditions since the time of sale. Comparable Two also warranted a downward adjustment for its superior size and an upward adjustment for its inferior amount of road frontage.

Comparable Sale Three

This comparable represents the sale of raw land located east of Ridge Road and south of Five Mile Road. The land is located just north of Johnson Controls corporate headquarters. The site was irregularly shaped and generally level. The site included 102.82 acres and was zoned IND-Industrial. In addition, the property had 4,454' of frontage along the south right of way line of the C & O Railroad and 2,095 feet of frontage along Ridge Road. In December 2004, Demco 52, LLC sold the site to Johnson Controls Technology Company for $14,578,078 or $3.25/SF.

Comparable Three warranted a downward adjustment for declining market conditions since the time of sale.

Comparable Sale Four

This comparable is bounded by Inkster Road, Annapolis Road and Powers Avenue in Dearborn Heights, Wayne County, Michigan. The property is a 30.61-acre site that sold in July 2009 for $1,045,545 or $0.78 per square foot. The property is zoned for industrial use and was purchased by the city. The site is surrounded by residential on three sides and industrial to the south across Powers.


CBRE
CB RICHARD ELLIS

Comparable Four warranted a downward adjustment for declining market conditions since the time of sale. Comparable Four also warranted a downward adjustment for its superior size and an upward adjustment for its inferior amount of road frontage.

Comparable Sale Five

This comparable is located at the southwest corner of Tyler Road and Quirk Road near Willow Run Airport in Van Buren, Wayne County, Michigan. The property is a 42.22-acre site that sold in June 2006 for $2,215,000 or $1.20 per square foot. The property is zoned for industrial use and was purchased by the township.

Comparable Five warranted a downward adjustment for declining market conditions since the time of sale. Comparable Five also warranted a downward adjustment for its superior size and an upward adjustment for its inferior amount of road frontage.

Based on our comparative analysis, the following chart summarizes the adjustments warranted to each comparable.

LAND SALES ADJUSTMENT GRID

Comparable Number	1	2	3	4	5	Subject
Transaction Type	Sale	Sale	Sale	Sale	Sale	---
Transaction Date	Sep-08	Jan-06	Dec-04	Jul-09	May-06	---
Zoning	M-4, Industrial	I-2, Heavy Industrial	IND-Industrial	Light Industrial	M1, Light Industrial	RC - Regional Commerce
Actual Sale Price	$2,100,000	$1,637,000	$14,578,078	$1,045,545	$2,215,000	---
Adjusted Sale Price [1]	$2,100,000	$1,637,000	$14,578,078	$1,045,545	$2,215,000	---
Size (Acres)	45.82	26.14	102.82	30.61	42.22	104.23
Size (SF)	1,995,919	1,138,658	4,478,839	1,333,372	1,839,103	4,540,259
Price Per Acre	$45,832	$62,624	$141,783	$34,157	$52,463	---
Price Per SF	$1.05	$1.44	$3.25	$0.78	$1.20	---
Price ($ PSF)	$1.05	$1.44	$3.25	$0.78	$1.20	
Property Rights Conveyed	0%	0%	0%	0%	0%	
Financing Terms [1]	0%	0%	0%	0%	0%	
Conditions of Sale	0%	0%	0%	0%	0%	
Market Conditions (Time)	-20%	-40%	-70%	-10%	-40%	
Subtotal	$0.84	$0.86	$0.98	$0.71	$0.72	
Size	-20%	-20%	0%	-20%	-20%	
Shape	0%	0%	0%	0%	0%	
Corner	0%	0%	0%	0%	0%	
Frontage	20%	20%	0%	20%	20%	
Topography	0%	0%	0%	0%	0%	
Location	0%	0%	0%	0%	0%	
Zoning/Density	0%	0%	0%	0%	0%	
Utilities	0%	0%	0%	0%	0%	
Highest & Best Use	0%	0%	0%	0%	0%	
Total Other Adjustments	0%	0%	0%	0%	0%	
Value Indication for Subject	$0.84	$0.86	$0.98	$0.71	$0.72	

[1] Transaction amount adjusted for cash equivalency and/or development costs (where applicable)
Compiled by CBRE


CBRE
CB RICHARD ELLIS

Market Conditions Adjustment

A matched-pairs analysis of the market area indicates three matched-pairs which help identify and support the market conditions adjustment. Due to the lack of recent sales of larger sized industrial parcels, smaller parcels were used in the matched-pairs analysis. The grid below identifies the three matched pairs:

MATCHED-PAIRS ANALYSIS						
Matched Pair	Location	Parcel ID	Size (ac.)	Sale Date	Sale Price (SF)	% Change
1	Auburn Hills	14-02-451-016	6.0	November-08	$1.78	70%
	Auburn Hills	14-03-100-045, -049	7.65	June-04	$5.94	
2	Troy	20-29-401-025	1.0	February-09	$2.18	71%
	Troy	88-20-35-226-099	0.76	October-02	$7.55	
3	Milford	16-22-300-002	2.95	March-10	$1.13	64%
	Milford	16-25-100-059	4.11	November-03	$3.14	
Total/Average:	-	-	-	-	-	71%

Source: CBRE

The matched-pairs were all identified by searching for recent and older sales of similar type land tracts in the same city/township. The older sales range in sale date from October 2002 to June 2004 and the newer sales range in sale date from November 2008 to March 2010. The matched-pairs indicated a decline in value ranging between 64% - 71% over the last four to seven years. This percentage was then extrapolated from the data set that includes smaller land sales and applied to sales of larger parcels.

Given the aforementioned we believe a 65% - 70% adjustment is warranted for any sales prior to 2005 with a declining adjustment as the sales become more recent.

CONCLUSION

This portion of the subject, 104.23 acre parcel, has a large amount of road frontage on two main roads. The large amount of road frontage increases the utility of the site. The comparables indicate an adjusted range of $0.71 to $0.98 per SF with an average of $0.82 per SF. Comparables One and Four are the most recent sales and were given the most weight in the opinion of value. The following table presents the valuation conclusion for this portion of the subject:

CONCLUDED LAND VALUE				
$ PSF		Subject SF		Total
$0.71	x	4,540,259	=	$3,204,162
$0.84	x	4,540,259	=	$3,821,615
Indicated Value:				$3,500,000
		Rounded ($/SF)		$0.77


CBRE
CB RICHARD ELLIS

SALES COMPARISON APPRAOCH – 31.34 ACRES

We have chosen comparables from nearby surrounding communities based upon a combination of property characteristics, zoning, and use. The following map and table summarize the comparable data used in the valuation of the subject. A detailed description of each transaction is included in the addenda.


Comp 1
Comp 2
Comp 3
Comp 4
Comp 5
Subject Property
Livonia
Redford
Westland
Garden City
Dearborn Heights
Dearborn
Detroit
Hamtramck
Windsor
Wayne
Inkster
Allen Park
Lincoln Park
Melvindale
Ecorse
River Rouge
Taylor
Romulus
Southgate
Wyandotte
Riverview
Trenton
Woodhaven
Ypsilanti
Salem
Superior
Highland Park
La Salle
WASHTENAW
ONTARIO
Detroit Metropolitan Airport
Willow Run Airport
New Boston
Willis

No.	Property Location	Transaction Type	Transaction Date	Zoning	Actual Sale Price	Adjusted Sale Price [1]	Size (Acres)	Size (SF)	Price Per SF
1	WS of Van Dyke, S of Lynch Road, Detroit, MI	Sale	Sep-08	M-4, Industrial	$2,100,000	$2,100,000	45.82	1,995,919	$1.05
2	ES of Commerce, S of Pennsylvania, Huron Township, MI	Sale	Jan-06	I-2, Heavy Industrial	$1,637,000	$1,637,000	26.14	1,138,658	$1.44
3	Inkster and Annapolis, Dearborn Heights, MI	Sale	Jul-09	Light Industrial	$1,045,545	$1,045,545	30.61	1,333,372	$0.78
4	17275 Huron River, Huron Township, MI	Sale	Dec-07	I and B-1	$740,000	$740,000	18.02	784,951	$0.94
5	SWC of Tyler & Quirk Roads, Van Buren Township, MI	Sale	May-06	M1, Light Industrial	$2,215,000	$2,215,000	42.22	1,839,103	$1.20
Subject	N Wick Road/E Vining Road, Romulus, MI	---	---	RC - Regional Commerce	---	---	31.34	1,365,170	---

Table title: SUMMARY OF COMPARABLE LAND SALES

[1] Transaction amount adjusted for cash equivalency and/or development costs (where applicable)

Compiled by CBRE


CBRE
CB RICHARD ELLIS

Comparable Sale One

This comparable represents the September 2008 sale of the 45.82 acre tract of industrial zoned land located on the west side of Van Dyke Avenue, south of Lynch Road in Detroit, Michigan. The property has 312 feet of frontage on Van Dyke Avenue and also a small amount of frontage on Lynch Road as well as having a rail way along the western property line. The site is irregular in shape and is the former site of Chrysler's Winfield Foundry. According to the broker, any environmental issues were cleared up before the sale. The property sold to a local developer for $2,100,000.

Comparable One warranted a downward adjustment for declining market conditions since the time of sale. Comparable One also warranted an upward adjustment for its inferior size.

Comparable Sale Two

This comparable represent the January 2006 sale of the 26.14 acre tract of industrial zoned land located on the east side of Commerce Drive south of Pennsylvania Road in Huron Township, Michigan. The property is situated approximately one half mile west of Interstate 275 and has frontage on Commerce and Woodland Drives. The property sold to a private investor for $1,637,000.

Comparable Two warranted a downward adjustment for declining market condition since the time of sale. Comparable Two also warranted a downward adjustment for its superior amount of road frontage.

Comparable Sale Three

This comparable is bounded by Inkster Road, Annapolis Road and Powers Avenue in Dearborn Heights, Wayne County, Michigan. The property is a 30.61-acre site that sold in July 2009 for $1,045,545 or $0.78 per square foot. The property is zoned for industrial use and was purchased by the city. The site is surrounded by residential on three sides and industrial to the south across Powers.

Comparable Three warranted a downward adjustment for declining market condition since the time of sale. Comparable Three also warranted a downward adjustment for its superior amount of road frontage.

Comparable Sale Four

This comparable is located at 17275 Huron River Road, which is at the corner of Pennsylvania Road and Huron River Road in Huron Township, Wayne County, Michigan. The property is an 18.02-acre site that sold in December 2007 for $740,000 or $0.94 per square foot. The property has a dual zoning with B-1, Local Business in the front and I-Light Industrial in the rear.


CBRE
CB RICHARD ELLIS

Comparable Four warranted a downward adjustment for declining market condition since the time of sale. Comparable Four also warranted a downward adjustment for its superior size and a downward adjustment for its superior amount of road frontage.

Comparable Sale Five

This comparable is located at the southwest corner of Tyler Road and Quirk Road near Willow Run Airport in Van Buren, Wayne County, Michigan. The property is a 42.22-acre site that sold in June 2006 for $2,215,000 or $1.20 per square foot. The property is zoned for industrial use and was purchased by the township.

Comparable Five warranted a downward adjustment for declining market condition since the time of sale. Comparable Five also warranted a downward adjustment for its superior size and a downward adjustment for its superior amount of road frontage.

Based on our comparative analysis, the following chart summarizes the adjustments warranted to each comparable.

LAND SALES ADJUSTMENT GRID

Comparable Number	1	2	3	4	5	Subject
Transaction Type	Sale	Sale	Sale	Sale	Sale	---
Transaction Date	Sep-08	Jan-06	Jul-09	Dec-07	May-06	---
Zoning	M-4, Industrial	I-2, Heavy Industrial	Light Industrial	I and B-1	M1, Light Industrial	RC - Regional Commerce
Actual Sale Price	$2,100,000	$1,637,000	$1,045,545	$740,000	$2,215,000	---
Adjusted Sale Price [1]	$2,100,000	$1,637,000	$1,045,545	$740,000	$2,215,000	---
Size (Acres)	45.82	26.14	30.61	18.02	42.22	31.34
Size (SF)	1,995,919	1,138,658	1,333,372	784,951	1,839,103	1,365,170
Price Per SF	$1.05	$1.44	$0.78	$0.94	$1.20	---
Price ($ PSF)	$1.05	$1.44	$0.78	$0.94	$1.20	
Property Rights Conveyed	0%	0%	0%	0%	0%	
Financing Terms [1]	0%	0%	0%	0%	0%	
Conditions of Sale	0%	0%	0%	0%	0%	
Market Conditions (Time)	-20%	-40%	-10%	-30%	-40%	
Subtotal	$0.84	$0.86	$0.71	$0.66	$0.72	
Size	5%	0%	0%	-5%	5%	
Shape	0%	0%	0%	0%	0%	
Corner	0%	0%	0%	0%	0%	
Frontage	0%	-10%	-10%	-10%	-10%	
Topography	0%	0%	0%	0%	0%	
Location	0%	0%	0%	0%	0%	
Zoning/Density	0%	0%	0%	0%	0%	
Utilities	0%	0%	0%	0%	0%	
Highest & Best Use	0%	0%	0%	0%	0%	
Total Other Adjustments	5%	-10%	-10%	-15%	-5%	
Value Indication for Subject	$0.88	$0.78	$0.64	$0.56	$0.69	

[1] Transaction amount adjusted for cash equivalency and/or development costs (where applicable)
Compiled by CBRE


CBRE
CB RICHARD ELLIS

CONCLUSION

This portion of the subject, 31.34 acre parcel, has an average amount of road frontage on two main roads. The road frontage is on the north and south ends of the parcel thus decreasing utility. The comparables indicate an adjusted range of $0.56 to $0.88 per SF with an average of $0.71 per SF. Comparables Two, Three and Four are the most proximate to the subject and among those, Comparables Three and Four are the most recent sales. Comparables Three and Four were given the most weight and the remainder of the comparables lends support to the opinion of value. The following table presents the valuation conclusion for this portion of the subject:

CONCLUDED LAND VALUE				
$ PSF		Subject SF		Total
$0.56	x	1,365,170	=	$765,761
$0.64	x	1,365,170	=	$867,088
Indicated Value:				**$800,000**
		(Rounded $ PSF)		$0.59
Compiled by CBRE				

SUMMARY OF VALUE

The chart below summarizes the value conclusions:

MARKET VALUE CONCLUSION			
Appraisal Premise	**Interest Appraised**	**Date of Value**	**Value Conclusion**
As Is - 66.77 Acres	Fee Simple Estate	January 13, 2011	$2,000,000
As Is - 104.23 Acres	Fee Simple Estate	January 13, 2011	$3,500,000
As Is - 31.34 Acres	Fee Simple Estate	January 13, 2011	$800,000
Overall Subject	Fee Simple Estate	January 13, 2011	$6,300,000
Compiled by CBRE			


CBRE
CB RICHARD ELLIS

ACTIVE LISTINGS

Given the current depressed market area and the limited amount of comparable sales, active listings often provide sound information regarding market performance. The following active listings were used to help support the opinion of value. The active listings are as follows:

ACTIVE LISTINGS

Location	List Price	Size (Acres)	$/Acre	$/SF	Zoning	Days on Market (DOM)	Months on Market
I-275 @ Eureka Road, Romulus, MI	$7,000,000	57.28	$122,207	$2.81	M-2, Industrial	979	33
Wahrman Street, Romulus, MI	$5,488,560	28	$196,020	$4.50	Light Industrial	275	9
Van Born Road, Romulus, MI	$3,000,000	57.4	$52,265	$1.20	M-2, Industrial	141	5
Pennsylvania Road, Romulus, MI	$2,548,260	18	$141,570	$3.25	Light Industrial	275	9
Ecorse Road, Romulus, MI	$2,500,000	40	$62,500	$1.43	Light Industrial	227	8
Beverly Street, Romulus, MI	$2,178,000	20	$108,900	$2.50	Light Industrial	211	7
Hannan Road, Romulus, MI	$2,000,000	19.73	$101,368	$2.33	Industrial	213	7
36411 Ecorse Road, Romulus, MI	$1,800,000	30	$60,000	$1.38	Light Industrial	841	28
Northline Road, Romulus, MI	$1,522,800	16.92	$90,000	$2.07	Industrial	1,533	51
Van Born Road, Romulus, MI	$1,125,000	15	$75,000	$1.72	Industrial	1,220	41
Smith Road @ Middlebelt Road, Romulus, MI	$1,125,000	15	$75,000	$1.72	Industrial	1,956	65
28758 Northline Road, Romulus, MI	$1,000,000	10	$100,000	$2.30	Industrial	1,673	56
Wick Road, Romulus, MI	$990,000	15.18	$65,217	$1.50	Industrial	818	27
Middlebelt Road, Romulus, MI	$975,000	15	$65,000	$1.49	Light Industrial	1,193	40
36300-36310 Eureka Road, Romulus, MI	$957,000	33.8	$28,314	$0.65	Industrial	433	14
8045 Belleville Road, Van Buren Township, MI	$1,330,000	14.09	$94,393	$2.17	Industrial	1,136	38
Wayne & Wick, Romulus, MI	$2,950,000	50.45	$58,474	$1.34	RC - Regional Commerce	N/A	N/A

Source: CBRE

The active listings in the chart above help identify two key market issues. First, there is a large amount of actively listed properties in the market area and few sales. Second, many of the active listing have been listed for 24+ months, indicating that list prices will have to be reduced in order to achieve a sale. The properties in the chart above range from $0.65 to $4.50 per SF with an average of $2.02 per SF. The opinion of value for the three subject parcels ranges from $0.59 to $0.77, which, given the aforementioned, is considered to be reasonable for the market area.



ASSUMPTIONS AND LIMITING CONDITIONS

1. Unless otherwise specifically noted in the body of the report, it is assumed that title to the property or properties appraised is clear and marketable and that there are no recorded or unrecorded matters or exceptions to title that would adversely affect marketability or value. CBRE is not aware of any title defects nor has it been advised of any unless such is specifically noted in the report. CBRE, however, has not examined title and makes no representations relative to the condition thereof. Documents dealing with liens, encumbrances, easements, deed restrictions, clouds and other conditions that may affect the quality of title have not been reviewed. Insurance against financial loss resulting in claims that may arise out of defects in the subject's title should be sought from a qualified title company that issues or insures title to real property.
2. Unless otherwise specifically noted in the body of this report, it is assumed: that the existing improvements on the property or properties being appraised are structurally sound, seismically safe and code conforming; that all building systems (mechanical/electrical, HVAC, elevator, plumbing, etc.) are in good working order with no major deferred maintenance or repair required; that the roof and exterior are in good condition and free from intrusion by the elements; that the property or properties have been engineered in such a manner that the improvements, as currently constituted, conform to all applicable local, state, and federal building codes and ordinances. CBRE professionals are not engineers and are not competent to judge matters of an engineering nature. CBRE has not retained independent structural, mechanical, electrical, or civil engineers in connection with this appraisal and, therefore, makes no representations relative to the condition of improvements. Unless otherwise specifically noted in the body of the report: no problems were brought to the attention of CBRE by ownership or management; CBRE inspected less than 100% of the entire interior and exterior portions of the improvements; and CBRE was not furnished any engineering studies by the owners or by the party requesting this appraisal. If questions in these areas are critical to the decision process of the reader, the advice of competent engineering consultants should be obtained and relied upon. It is specifically assumed that any knowledgeable and prudent purchaser would, as a precondition to closing a sale, obtain a satisfactory engineering report relative to the structural integrity of the property and the integrity of building systems. Structural problems and/or building system problems may not be visually detectable. If engineering consultants retained should report negative factors of a material nature, or if such are later discovered, relative to the condition of improvements, such information could have a substantial negative impact on the conclusions reported in this appraisal. Accordingly, if negative findings are reported by engineering consultants, CBRE reserves the right to amend the appraisal conclusions reported herein.
3. Unless otherwise stated in this report, the existence of hazardous material, which may or may not be present on the property, was not observed by the appraisers. CBRE has no knowledge of the existence of such materials on or in the property. CBRE, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea formaldehyde foam insulation, contaminated groundwater or other potentially hazardous materials may affect the value of the property. The value estimate is predicated on the assumption that there is no such material on or in the property that would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

   We have inspected, as thoroughly as possible by observation, the land; however, it was impossible to personally inspect conditions beneath the soil. Therefore, no representation is made as to these matters unless specifically considered in the appraisal.
4. All furnishings, equipment and business operations, except as specifically stated and typically considered as part of real property, have been disregarded with only real property being considered in the report unless otherwise stated. Any existing or proposed improvements, on or off-site, as well as any alterations or repairs considered, are assumed to be completed in a workmanlike manner according to standard practices based upon the information submitted to CBRE. This report may be subject to amendment upon re-inspection of the subject subsequent to repairs, modifications, alterations and completed new construction. Any estimate of Market Value is as of the date indicated; based upon the information, conditions and projected levels of operation.
5. It is assumed that all factual data furnished by the client, property owner, owner's representative, or persons designated by the client or owner to supply said data are accurate and correct unless otherwise specifically noted in the appraisal report. Unless otherwise specifically noted in the appraisal report, CBRE has no reason to believe that any of the data furnished contain any material error. Information and data referred to in this paragraph include, without being limited to, numerical street addresses, lot and block numbers, Assessor's Parcel Numbers, land dimensions, square footage area of the land, dimensions of the improvements, gross building areas, net rentable areas, usable areas, unit count, room count, rent schedules, income data, historical operating expenses, budgets, and related data. Any material error in any of the above data could have a substantial impact on the conclusions reported. Thus, CBRE reserves the right to amend conclusions reported if made aware of any such error. Accordingly, the client-addressee should carefully review all assumptions, data, relevant calculations, and conclusions within 30 days after the date of delivery of this report and should immediately notify CBRE of any questions or errors.


CBRE
CB RICHARD ELLIS

6. The date of value to which any of the conclusions and opinions expressed in this report apply, is set forth in the Letter of Transmittal. Further, that the dollar amount of any value opinion herein rendered is based upon the purchasing power of the American Dollar on that date. This appraisal is based on market conditions existing as of the date of this appraisal. Under the terms of the engagement, we will have no obligation to revise this report to reflect events or conditions which occur subsequent to the date of the appraisal. However, CBRE will be available to discuss the necessity for revision resulting from changes in economic or market factors affecting the subject.
7. CBRE assumes no private deed restrictions, limiting the use of the subject in any way.
8. Unless otherwise noted in the body of the report, it is assumed that there are no mineral deposits or subsurface rights of value involved in this appraisal, whether they are gas, liquid, or solid. Nor are the rights associated with extraction or exploration of such elements considered unless otherwise stated in this appraisal report. Unless otherwise stated it is also assumed that there are no air or development rights of value that may be transferred.
9. CBRE is not aware of any contemplated public initiatives, governmental development controls, or rent controls that would significantly affect the value of the subject.
10. The estimate of Market Value, which may be defined within the body of this report, is subject to change with market fluctuations over time. Market value is highly related to exposure, time promotion effort, terms, motivation, and conclusions surrounding the offering. The value estimate(s) consider the productivity and relative attractiveness of the property, both physically and economically, on the open market.
11. Any cash flows included in the analysis are forecasts of estimated future operating characteristics are predicated on the information and assumptions contained within the report. Any projections of income, expenses and economic conditions utilized in this report are not predictions of the future. Rather, they are estimates of current market expectations of future income and expenses. The achievement of the financial projections will be affected by fluctuating economic conditions and is dependent upon other future occurrences that cannot be assured. Actual results may vary from the projections considered herein. CBRE does not warrant these forecasts will occur. Projections may be affected by circumstances beyond the current realm of knowledge or control of CBRE
12. Unless specifically set forth in the body of the report, nothing contained herein shall be construed to represent any direct or indirect recommendation of CBRE to buy, sell, or hold the properties at the value stated. Such decisions involve substantial investment strategy questions and must be specifically addressed in consultation form.
13. Also, unless otherwise noted in the body of this report, it is assumed that no changes in the present zoning ordinances or regulations governing use, density, or shape are being considered. The property is appraised assuming that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, nor national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimates contained in this report is based, unless otherwise stated.
14. This study may not be duplicated in whole or in part without the specific written consent of CBRE nor may this report or copies hereof be transmitted to third parties without said consent, which consent CBRE reserves the right to deny. Exempt from this restriction is duplication for the internal use of the client-addressee and/or transmission to attorneys, accountants, or advisors of the client-addressee. Also exempt from this restriction is transmission of the report to any court, governmental authority, or regulatory agency having jurisdiction over the party/parties for whom this appraisal was prepared, provided that this report and/or its contents shall not be published, in whole or in part, in any public document without the express written consent of CBRE which consent CBRE reserves the right to deny. Finally, this report shall not be advertised to the public or otherwise used to induce a third party to purchase the property or to make a "sale" or "offer for sale" of any "security", as such terms are defined and used in the Securities Act of 1933, as amended. Any third party, not covered by the exemptions herein, who may possess this report, is advised that they should rely on their own independently secured advice for any decision in connection with this property. CBRE shall have no accountability or responsibility to any such third party.
15. Any value estimate provided in the report applies to the entire property, and any pro ration or division of the title into fractional interests will invalidate the value estimate, unless such pro ration or division of interests has been set forth in the report.
16. The distribution of the total valuation in this report between land and improvements applies only under the existing program of utilization. Component values for land and/or buildings are not intended to be used in conjunction with any other property or appraisal and are invalid if so used.
17. The maps, plats, sketches, graphs, photographs and exhibits included in this report are for illustration purposes only and are to be utilized only to assist in visualizing matters discussed within this report. Except as specifically stated, data relative to size or area of the subject and comparable properties has been obtained from sources deemed accurate and reliable. None of the exhibits are to be removed, reproduced, or used apart from this report.
18. No opinion is intended to be expressed on matters which may require legal expertise or specialized investigation or knowledge beyond that customarily employed by real estate appraisers. Values and opinions expressed presume that


CBRE
CB RICHARD ELLIS

environmental and other governmental restrictions/conditions by applicable agencies have been met, including but not limited to seismic hazards, flight patterns, decibel levels/noise envelopes, fire hazards, hillside ordinances, density, allowable uses, building codes, permits, licenses, etc. No survey, engineering study or architectural analysis has been made known to CBRE unless otherwise stated within the body of this report. If the Consultant has not been supplied with a termite inspection, survey or occupancy permit, no responsibility or representation is assumed or made for any costs associated with obtaining same or for any deficiencies discovered before or after they are obtained. No representation or warranty is made concerning obtaining these items. CBRE assumes no responsibility for any costs or consequences arising due to the need, or the lack of need, for flood hazard insurance. An agent for the Federal Flood Insurance Program should be contacted to determine the actual need for Flood Hazard Insurance.

19. Acceptance and/or use of this report constitutes full acceptance of the Contingent and Limiting Conditions and special assumptions set forth in this report. It is the responsibility of the Client, or client's designees, to read in full, comprehend and thus become aware of the aforementioned contingencies and limiting conditions. Neither the Appraiser nor CBRE assumes responsibility for any situation arising out of the Client's failure to become familiar with and understand the same. The Client is advised to retain experts in areas that fall outside the scope of the real estate appraisal/consulting profession if so desired.
20. CBRE assumes that the subject analyzed herein will be under prudent and competent management and ownership; neither inefficient nor super-efficient.
21. It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined and considered in the appraisal report.
22. No survey of the boundaries of the property was undertaken. All areas and dimensions furnished are presumed to be correct. It is further assumed that no encroachments to the realty exist.
23. The *Americans with Disabilities Act* (ADA) became effective January 26, 1992. Notwithstanding any discussion of possible readily achievable barrier removal construction items in this report, CBRE has not made a specific compliance survey and analysis of this property to determine whether it is in conformance with the various detailed requirements of the ADA. It is possible that a compliance survey of the property together with a detailed analysis of the requirements of the ADA could reveal that the property is not in compliance with one or more of the requirements of the ADA. If so, this fact could have a negative effect on the value estimated herein. Since CBRE has no specific information relating to this issue, nor is CBRE qualified to make such an assessment, the effect of any possible non-compliance with the requirements of the ADA was not considered in estimating the value of the subject.
24. Client shall not indemnify Appraiser or hold Appraiser harmless unless and only to the extent that the Client misrepresents, distorts, or provides incomplete or inaccurate appraisal results to others, which acts of the Client approximately result in damage to Appraiser. Notwithstanding the foregoing, Appraiser shall have no obligation under this Section with respect to any loss that is caused solely by the active negligence or willful misconduct of a Client and is not contributed to by any act or omission (including any failure to perform any duty imposed by law) by Appraiser. Client shall indemnify and hold Appraiser harmless from any claims, expenses, judgments or other items or costs arising as a result of the Client's failure or the failure of any of the Client's agents to provide a complete copy of the appraisal report to any third party. In the event of any litigation between the parties, the prevailing party to such litigation shall be entitled to recover, from the other, reasonable attorney fees and costs.
25. The report is for the sole use of the client; however, client may provide only complete, final copies of the appraisal report in its entirety (but not component parts) to third parties who shall review such reports in connection with loan underwriting or securitization efforts. Appraiser is not required to explain or testify as to appraisal results other than to respond to the client for routine and customary questions. Please note that our consent to allow an appraisal report prepared by CBRE or portions of such report, to become part of or be referenced in any public offering, the granting of such consent will be at our sole discretion and, if given, will be on condition that we will be provided with an Indemnification Agreement and/or Non-Reliance letter, in a form and content satisfactory to us, by a party satisfactory to us. We do consent to your submission of the reports to rating agencies, loan participants or your auditors in its entirety (but not component parts) without the need to provide us with an Indemnification Agreement and/or Non-Reliance letter.
26. As part of the client's requested scope of work, an estimate of insurable value is provided herein. CBRE has followed traditional appraisal standards to develop a reasonable calculation based upon industry practices and industry accepted publications such as the Marshal Valuation Service handbook. The methodology employed is a derivation of the cost approach which is primarily used as an academic exercise to help support the market value estimate and therefore is not reliable for Insurable Value estimates. Actual construction costs and related estimates can vary greatly from this estimate.

    This analysis should not be relied upon to determine proper insurance coverage which can only be properly estimated by consultants considered experts in cost estimation and insurance underwriting. It is provided to aid the client/reader/user as part of their overall decision making process and no representations or warranties are made by


CBRE
CB RICHARD ELLIS

CBRE regarding the accuracy of this estimate and it is strongly recommend that other sources be utilized to develop any estimate of insurable value.

ADDENDA

ADDENDUM A

GLOSSARY OF TERMS

assessed value Assessed value applies in ad valorem taxation and refers to the value of a property according to the tax rolls. Assessed value may not conform to market value, but it is usually calculated in relation to a market value base. †

cash equivalency The procedure in which the sale prices of comparable properties sold with atypical financing are adjusted to reflect typical market terms.

contract rent The actual rental income specified in a lease. ‡

disposition value The most probable price which a specified interest in real property is likely to bring under all of the following conditions: 1) Consummation of a sale will occur within a limited future marketing period specified by the client; 2) The actual market conditions currently prevailing are those to which the appraised property interest is subject; 3) The buyer and seller is each acting prudently and knowledgeably; 4) The seller is under compulsion to sell; 5) The buyer is typically motivated; 6) Both parties are acting in what they consider their best interests; 7) An adequate marketing effort will be made in the limited time allowed for the completion of a sale; 8) Payment will be made in cash in U.S. dollars or in terms of financial arrangements comparable thereto; and 9) The price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.‡

effective rent The rental rate net of financial concessions such as periods of no rent during the lease term; may be calculated on a discounted basis, reflecting the time value of money, or on a simple, straight-line basis. ‡

excess land In regard to an improved site, the land not needed to serve or support the existing improvement. In regard to a vacant site or a site considered as though vacant, the land not needed to accommodate the site's primary highest and best use. Such land may be separated from the larger site and have its own highest and best use, or it may allow for future expansion of the existing or anticipated improvement. *See also* surplus land. ‡

extraordinary assumption An assumption directly related to a specific assignment, which, if found to be false, could alter the appraiser's opinions or conclusions. Extraordinary assumptions presume as fact otherwise uncertain information about physical, legal, or economic characteristics of the subject property; or about conditions external to the property such as market conditions or trends; or about the integrity of data used in an analysis. *See also* hypothetical condition. ‡

fee simple estate Absolute ownership unencumbered by any other interest or estate, subject only to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat. ‡

floor area ratio (FAR) The relationship between the above-ground floor area of a building, as described by the building code, and the area of the plot on which it stands; in planning and zoning, often expressed as a decimal, e.g., a ratio of 2.0 indicates that the permissible floor area of a building is twice the total land area; also called *building-to-land ratio*. ‡

full service lease A lease in which rent covers all operating expenses. Typically, full service leases are combined with an *expense stop*, the expense level covered by the contract lease payment. Increases in expenses above the expense stop level are passed through to the tenant and are known as *expense pass-throughs*.

going concern value Going concern value is the value of a proven property operation. It includes the incremental value associated with the business concern, which is distinct from the value of the real estate only. Going concern value includes an intangible enhancement of the value of an operating business enterprise which is produced by the assemblage of the land, building, labor, equipment, and marketing operation. This process creates an economically viable business that is expected to continue. Going concern value refers to the total value of a property, including both real property and intangible personal property attributed to the business value. †

gross building area (GBA) The total floor area of a building, including below-grade space but excluding unenclosed areas, measured from the exterior of the walls. Gross building area for office buildings is computed by measuring to the outside finished surface of permanent outer building walls without any deductions. All enclosed floors of the building including basements, mechanical equipment floors, penthouses, and the like are included in the measurement. Parking spaces and parking garages are excluded. ‡

hypothetical condition That which is contrary to what exists but is supposed for the purpose of analysis. Hypothetical conditions assume conditions contrary to known facts about physical, legal, or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about the integrity of data used in an analysis. *See also* extraordinary assumption. ‡

investment value Investment value is the value of an investment to a particular investor based on his or her investment requirements. In contrast to market value, investment value is value to an individual, not value in the marketplace. Investment value reflects the subjective relationship between a particular investor and a given investment. When measured in dollars, investment value is the price an investor would pay for an investment in light of its perceived capacity to satisfy his or her desires,

needs, or investment goals. To estimate investment value, specific investment criteria must be known. Criteria to evaluate a real estate investment are not necessarily set down by the individual investor; they may be established by an expert on real estate and its value, that is, an appraiser. †

leased fee
See leased fee estate

leased fee estate An ownership interest held by a landlord with the right of use and occupancy conveyed by lease to others. The rights of the lessor (the leased fee owner) and the leased fee are specified by contract terms contained within the lease.‡

leasehold
See leasehold estate

leasehold estate The interest held by the lessee (the tenant or renter) through a lease conveying the rights of use and occupancy for a stated term under certain conditions.‡

liquidation value The most probable price which a specified interest in real property is likely to bring under all of the following conditions: 1) Consummation of a sale will occur within a severely limited future marketing period specified by the client; 2) The actual market conditions currently prevailing are those to which the appraised property interest is subject; 3) The buyer is acting prudently and knowledgeably; 4) The seller is under extreme compulsion to sell; 5) The buyer is typically motivated; 6) The buyer is acting in what he or she considers his or her best interests; 7) A limited marketing effort and time will be allowed for the completion of a sale; 8) Payment will be made in cash in U.S. dollars or in terms of financial arrangements comparable thereto; and 9) The price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale. ‡

market rent The most probable rent that a property should bring in a competitive and open market reflecting all conditions and restrictions of the specified lease agreement including term, rental adjustment and revaluation, permitted uses, use restrictions, and expense obligations; the lessee and lessor each acting prudently and knowledgeably, and assuming consummation of a lease contract as of a specified date and the passing of the leasehold from lessor to lessee under conditions whereby: 1) lessee and lessor are typically motivated; 2) both parties are well informed or well advised, and acting in what they consider their best interests; 3) a reasonable time is allowed for exposure in the open market; 4) the rent payment is made in terms of cash in U.S. dollars and is expressed as an amount per time period consistent with the payment schedule of the lease contract; and 5) the rental amount represents the normal consideration for the property leased unaffected by special fees or concessions granted by anyone associated with the transaction. ‡

market value Market value is one of the central concepts of the appraisal practice. Market value is differentiated from other types of value in that it is created by the collective patterns of the market. Market value means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby: 1) A reasonable time is allowed for exposure in the open market; 2) Both parties are well informed or well advised, and acting in what they consider their own best interests; 3) Buyer and seller are typically motivated; 4) Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and 5) The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.§

marketing period The time it takes an interest in real property to sell on the market subsequent to the date of an appraisal. ‡

net lease Lease in which all or some of the operating expenses are paid directly by the tenant. The landlord never takes possession of the expense payment. In a *Triple Net Lease* all operating expenses are the responsibility of the tenant, including property taxes, insurance, interior maintenance, and other miscellaneous expenses. However, management fees and exterior maintenance are often the responsibility of the lessor in a triple net lease. A *modified net lease* is one in which some expenses are paid separately by the tenant and some are included in the rent.

net rentable area (NRA) 1) The area on which rent is computed. 2) The Rentable Area of a floor shall be computed by measuring to the inside finished surface of the dominant portion of the permanent outer building walls, excluding any major vertical penetrations of the floor. No deductions shall be made for columns and projections necessary to the building. Include space such as mechanical room, janitorial room, restrooms, and lobby of the floor. *

occupancy rate The relationship or ratio between the income received from the rented units in a property and the income that would be received if all the units were occupied.‡

prospective value opinion A forecast of the value expected at a specified future date. A prospective value opinion is most frequently sought in connection with real estate projects that are proposed, under construction, or under conversion to a new us, or those that have not

achieved sellout or a stabilized level of long-term occupancy at the time the appraisal report is written. ‡

reasonable exposure time The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective opinion based upon an analysis of past events assuming a competitive and open market. ††

rent
See
full service lease
net lease
market rent
contract, coupon, face, or nominal rent
effective rent

shell rent The typical rent paid for retail, office, or industrial tenant space based on minimal "shell" interior finishes (called plain vanilla finish in some areas). Usually the landlord delivers the main building shell space or some minimum level of interior build-out, and the tenant completes the interior finish, which can include wall, ceiling, and floor finishes; mechanical systems, interior electric, and plumbing. Typically these are long-term leases with tenants paying all or most property expenses. ‡

surplus land Land not necessary to support the highest and best use of the existing improvement but, because of physical limitations, building placement, or neighborhood norms, cannot be sold off separately. Such land may or may not contribute positively to value and may or may not accommodate future expansion of an existing or anticipated improvement. *See also* excess land. ‡

usable area 1) The area actually used by individual tenants. 2) The Usable Area of an office building is computed by measuring to the finished surface of the office side of corridor and other permanent walls, to the center of partitions that separate the office from adjoining usable areas, and to the inside finished surface of the dominant portion of the permanent outer building walls. Excludes areas such as mechanical rooms, janitorial room, restrooms, lobby, and any major vertical penetrations of a multi-tenant floor. *

use value Use value is a concept based on the productivity of an economic good. Use value is the value a specific property has for a specific use. Use value focuses on the value the real estate contributes to the enterprise of which it is a part, without regard to the property's highest and best use or the monetary amount that might be realized upon its sale. †

value indication An opinion of value derived through application of the appraisal process. ‡

---

† *The Appraisal of Real Estate*, Thirteenth Edition, Appraisal Institute, 2008.

‡ *The Dictionary of Real Estate Appraisal*, Fourth Edition, Appraisal Institute, 2002.

§ Office of Comptroller of the Currency (OCC), 12 CFR Part 34, Subpart C – Appraisals, 34.42 (g); Office of Thrift Supervision (OTS), 12 CFR 564.2 (g); Appraisal Institute, *The Dictionary of Real Estate Appraisal*, 4th ed. (Chicago: Appraisal Institute, 2002), 177-178. This is also compatible with the RTC, FDIC, FRS and NCUA definitions of market value as well as the example referenced in the *Uniform Standards of Professional Appraisal Practice (USPAP).*

* 2000 BOMA Experience Exchange Report, Income/Expense Analysis for Office Buildings (Building Owners and Managers Association, 2000)

†† *Statement on Appraisal Standard No. 6*, Appraisal Standards Board of The Appraisal Foundation, September 16, 1993, revised June 15, 2004.

ADDENDUM B

LAND SALE DATA SHEETS

Industrial Land

Location Data

Location:	**WS of Van Dyke, S of Lynch Road Detroit,MI 48234**
County:	**Wayne**
Assessor's Parcel No:	**15002525.004; .005**
Atlas Ref:	**N/A**

Sale Data

Transaction Type:	**Sale**
Date:	**9/2008**
Marketing Time:	**30 months**
Grantor:	**Chrysler, LLC.**
Grantee:	**Anthony Soave**
Document No.:	**L47630 P49**
Sale Price:	**$2,100,000**
Financing:	**Cash to Seller**
Cash Eq.Price:	**$2,100,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$2,100,000**
Verification:	**Broker**

Physical Data

Type:	**Industrial**	
Land Area:	**Gross**	**Usable**
Acres:	**45.8200**	**45.8200**
Square Feet:	**1,995,919**	**1,995,919**

Topography:	**Level, At Street Grade**
Shape:	**Irregular**
Utilities:	**All Available**
Zoning:	**M-4, Industrial**
Allowable Bldg Area:	**N/A**
Floor Area Ratio:	**N/A**
No. of units:	**N/A**
Max FAR:	**N/A**
Frontage:	**312 feet of frontage on Van Dyke Avenue; Lynch Road**



Analysis

Use At Sale:	**Vacant**
Proposed Use or Dev.	**Unknown**
Price Per Acre:	**$45,831**
Price Per SF of Land:	**$1.05**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**N/A**

Comments

This comparable represents the September 2008 sale of the 45.82 acre tract of industrial zoned land located on the west side of Van Dyke Avenue, south of Lynch Road in Detroit, Michigan. The property has 312 feet of frontage on Van Dyke Avenue and also a small amount of frontage on Lynch Road as well as having a rail way along the western property line. The site is irregular in shape and is the former site of Chrysler's Winfield Foundry. According to the broker, any environmental issues were cleared up before the sale. The property sold to a local developer for $2,100,000.

Industrial Land

Location Data

Location:	**ES of Commerce, S of Pennsylvania Huron Township,MI 48164**
County:	**Wayne**
Assessor's Parcel No:	**75-017-02-003-000**
Atlas Ref:	**N/A**

Physical Data

Type:	**Industrial**	
Land Area:	**Gross**	**Usable**
Acres:	**26.1400**	**26.1400**
Square Feet:	**1,138,658**	**1,138,658**
Topography:	**Gently Rolling**	
Shape:	**Irregular**	
Utilities:	**All Available**	
Zoning:	**I-2, Heavy Industrial**	
Allowable Bldg Area:	**N/A**	
Floor Area Ratio:	**N/A**	
No. of units:	**N/A**	
Max FAR:		
Frontage:	**537 Feet on Woodland; 606 Feet on Commerce**	

Sale Data

Transaction Type:	**Sale**
Date:	**1/2006**
Marketing Time:	**12 months**
Grantor:	**Huron Portfolio III, LLC**
Grantee:	**FR/CAL, LLC**
Document No.:	**44218-1264**
Sale Price:	**$1,637,000**
Financing:	**Cash to Seller**
Cash Eq.Price:	**$1,637,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$1,637,000**
Verification:	**Broker, Assessor, CoStar**

Analysis

Use At Sale:	**Vacant**
Proposed Use or Dev.	**Unknown**
Price Per Acre:	**$62,624**
Price Per SF of Land:	**$1.44**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**N/A**

Comments

This comparable represent the January 2006 sale of the 26.14 acre tract of industrial zoned land located on the east side of Commerce Drive south of Pennsylvania Road in Huron Township, Michigan. The property is situated approximately one half mile west of Interstate 275 and has frontage on Commerce and Woodland Drives. The property sold to a private investor for $1,637,000.



Vacant Land

Location Data

Location:	**Inkster and Annapolis** **Dearborn Heights,MI 48125**
County:	**Wayne**
Assessor's Parcel No:	**33-039-99-0001-701 & 702**
Atlas Ref:	**N/A**

Sale Data

Transaction Type:	**Sale**
Date:	**7/2009**
Marketing Time:	**18 months**
Grantor:	**Wayne County**
Grantee:	**Dearborn Heights**
Document No.:	**N/A**
Sale Price:	**$1,045,545**
Financing:	**Market Terms**
Cash Eq.Price:	**$1,045,545**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$1,045,545**
Verification:	**Warranty Deed**

Physical Data

Type:	**Industrial**	
Land Area:	**Gross**	**Usable**
Acres:	**30.6100**	**30.6100**
Square Feet:	**1,333,372**	**1,333,372**
Topography:	**Generally Level**	
Shape:	**Rectangular**	
Utilities:	**All Available**	
Zoning:	**Light Industrial**	
Allowable Bldg Area:	**N/A**	
Floor Area Ratio:	**N/A**	
No. of units:	**N/A**	
Max FAR:		
Frontage:	**Inkster; Annapolis**	



Analysis

Use At Sale:	**Vacant**
Proposed Use or Dev.	**N/A**
Price Per Acre:	**$34,156**
Price Per SF of Land:	**$0.78**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**N/A**

Comments

This comparable is bounded by Inkster Road, Annapolis Road and Powers Avenue in Dearborn Heights, Wayne County, Michigan. The property is a 30.61-acre site that sold in July 2009 for $1,045,545 or $0.78 per square foot. The property is zoned for industrial use and was purchased by the city. The site is surrounded by residential on three sides and industrial to the south across Powers.

Vacant Land

Location Data

Location:	**17275 Huron River** **Huron Township,MI 48164**
County:	**Wayne**
Assessor's Parcel No:	**75-018-99-0005-000**
Atlas Ref:	**N/A**

Sale Data

Transaction Type:	**Sale**
Date:	**12/2007**
Marketing Time:	**N/A**
Grantor:	**Strzempek, Mary**
Grantee:	**Arrow Properties LLC**
Document No.:	**N/A**
Sale Price:	**$740,000**
Financing:	**Market Terms**
Cash Eq.Price:	**$740,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$740,000**
Verification:	**Broker, Township Assessor**

Physical Data

Type:	**Industrial**	
Land Area:	**Gross**	**Usable**
Acres:	**18.0200**	**18.0200**
Square Feet:	**784,951**	**784,951**
Topography:	**Generally Level**	
Shape:	**Rectangular**	
Utilities:	**All Available**	
Zoning:	**I and B-1**	
Allowable Bldg Area:	**N/A**	
Floor Area Ratio:	**N/A**	
No. of units:	**N/A**	
Max FAR:		
Frontage:	**Huron River Road; Pennsylvania Road**	

Analysis

Use At Sale:	**Vacant**
Proposed Use or Dev.	**N/A**
Price Per Acre:	**$41,065**
Price Per SF of Land:	**$0.94**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**N/A**

Comments

This comparable is located at 17275 Huron River Road, which is at the corner of Pennsylvania Road and Huron River Road in Huron Township, Wayne County, Michigan. The property is an 18.02-acre site that sold in December 2007 for $740,000 or $0.94 per square foot. The property has a dual zoning with B-1, Local Business in the front and I-Light Industrial in the rear.

Vacant Land

Location Data

Location:	**Cogswell Rd & Ecorse Rd** **Romulus,MI 48174**
County:	**Wayne**
Assessor's Parcel No:	**80 024 99 0001 704**
Atlas Ref:	**N/A**

Physical Data

Type:	**Industrial**	
Land Area:	**Gross**	**Usable**
Acres:	**20.2800**	**20.2800**
Square Feet:	**883,397**	**883,397**
Topography:	**Generally Level**	
Shape:	**Irregular**	
Utilities:	**All to site**	
Zoning:	**M-1/M-2, Light/General Indust.**	
Allowable Bldg Area:	**N/A**	
Floor Area Ratio:	**N/A**	
No. of units:	**N/A**	
Max FAR:		
Frontage:	**Ecorse Rd - 622'; Cogswell Rd - 1024'**	

Sale Data

Transaction Type:	**Sale**
Date:	**5/2007**
Marketing Time:	**36 months**
Grantor:	**Liberty Property Limited**
Grantee:	**Welsh Invest LLC**
Document No.:	**N/A**
Sale Price:	**$2,000,000**
Financing:	**Cash to Seller**
Cash Eq.Price:	**$2,000,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$2,000,000**
Verification:	**P.A., Buyer, City Records**



Analysis

Use At Sale:	**Vacant Land**
Proposed Use or Dev.	**Hold for development**
Price Per Acre:	**$98,619**
Price Per SF of Land:	**$2.26**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**N/A**

Comments

This comparable represents the sale of industrial zoned land located near the corner of Ecorse Road and Cogswell Road in Romulus, Michigan. The site is 20.28 acres that is irregularly shaped with frontage along both Cogswell Road and Ecorse Road. The site is partially zoned M-1, light industrial and partially zoned M-2, general industrial. Liberty Property Limited Partnership sold the site to Welsh Invest LLC along with four industrial buildings. The allocated purchase price for the land was $2,000,000.

Vacant Land

Location Data

Location:	**SWC of Tyler & Quirk Roads**
	Van Buren Township,MI 48111
County:	**Wayne**
Assessor's Parcel No:	**83-062-99-0001-000**
Atlas Ref:	**N/A**

Sale Data

Transaction Type:	**Sale**
Date:	**5/2006**
Marketing Time:	**N/A**
Grantor:	**Tyler-Quirk Investment Company**
Grantee:	**Township of Van Buren**
Document No.:	**N/A**
Sale Price:	**$2,215,000**
Financing:	**Market Terms**
Cash Eq.Price:	**$2,215,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$2,215,000**
Verification:	**Buyer**


TYLER ROAD
QUIRK ROAD
BECK ROAD

Physical Data

Type:	**Industrial**	
Land Area:	**Gross**	**Usable**
Acres:	**42.2200**	**42.2200**
Square Feet:	**1,839,103**	**1,839,103**
Topography:	**Generally Level**	
Shape:	**Rectangular**	
Utilities:	**All Available**	
Zoning:	**M1, Light Industrial**	
Allowable Bldg Area:	**N/A**	
Floor Area Ratio:	**N/A**	
No. of units:	**N/A**	
Max FAR:		
Frontage:	**Tyler Road; Quirk Road**	

Analysis

Use At Sale:	**Vacant**
Proposed Use or Dev.	**N/A**
Price Per Acre:	**$52,463**
Price Per SF of Land:	**$1.20**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**N/A**

Comments

This comparable is located at the southwest corner of Tyler Road and Quirk Road near Willow Run Airport in Van Buren, Wayne County, Michigan. The property is a 42.22-acre site that sold in June 2006 for $2,215,000 or $1.20 per square foot. The property is zoned for industrial use and was purchased by the township.

Industrial Land

Location Data

Location:	**WS of Van Dyke, S of Lynch Road Detroit,MI 48234**
County:	**Wayne**
Assessor's Parcel No:	**15002525.004; .005**
Atlas Ref:	**N/A**

Sale Data

Transaction Type:	**Sale**
Date:	**9/2008**
Marketing Time:	**30 months**
Grantor:	**Chrysler, LLC.**
Grantee:	**Anthony Soave**
Document No.:	**L47630 P49**
Sale Price:	**$2,100,000**
Financing:	**Cash to Seller**
Cash Eq.Price:	**$2,100,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$2,100,000**
Verification:	**Broker**

Physical Data

Type:	**Industrial**	
Land Area:	**Gross**	**Usable**
Acres:	**45.8200**	**45.8200**
Square Feet:	**1,995,919**	**1,995,919**

Topography:	**Level, At Street Grade**
Shape:	**Irregular**
Utilities:	**All Available**
Zoning:	**M-4, Industrial**
Allowable Bldg Area:	**N/A**
Floor Area Ratio:	**N/A**
No. of units:	**N/A**
Max FAR:	**N/A**
Frontage:	**312 feet of frontage on Van Dyke Avenue; Lynch Road**



Analysis

Use At Sale:	**Vacant**
Proposed Use or Dev.	**Unknown**
Price Per Acre:	**$45,831**
Price Per SF of Land:	**$1.05**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**N/A**

Comments

This comparable represents the September 2008 sale of the 45.82 acre tract of industrial zoned land located on the west side of Van Dyke Avenue, south of Lynch Road in Detroit, Michigan. The property has 312 feet of frontage on Van Dyke Avenue and also a small amount of frontage on Lynch Road as well as having a rail way along the western property line. The site is irregular in shape and is the former site of Chrysler's Winfield Foundry. According to the broker, any environmental issues were cleared up before the sale. The property sold to a local developer for $2,100,000.

Industrial Land

Location Data

Location:	**ES of Commerce, S of Pennsylvania Huron Township,MI 48164**
County:	**Wayne**
Assessor's Parcel No:	**75-017-02-003-000**
Atlas Ref:	**N/A**

Physical Data

Type:	**Industrial**	
Land Area:	**Gross**	**Usable**
Acres:	**26.1400**	**26.1400**
Square Feet:	**1,138,658**	**1,138,658**
Topography:	**Gently Rolling**	
Shape:	**Irregular**	
Utilities:	**All Available**	
Zoning:	**I-2, Heavy Industrial**	
Allowable Bldg Area:	**N/A**	
Floor Area Ratio:	**N/A**	
No. of units:	**N/A**	
Max FAR:		
Frontage:	**537 Feet on Woodland; 606 Feet on Commerce**	

Sale Data

Transaction Type:	**Sale**
Date:	**1/2006**
Marketing Time:	**12 months**
Grantor:	**Huron Portfolio III, LLC**
Grantee:	**FR/CAL, LLC**
Document No.:	**44218-1264**
Sale Price:	**$1,637,000**
Financing:	**Cash to Seller**
Cash Eq.Price:	**$1,637,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$1,637,000**
Verification:	**Broker, Assessor, CoStar**

Analysis

Use At Sale:	**Vacant**
Proposed Use or Dev.	**Unknown**
Price Per Acre:	**$62,624**
Price Per SF of Land:	**$1.44**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**N/A**

Comments

This comparable represent the January 2006 sale of the 26.14 acre tract of industrial zoned land located on the east side of Commerce Drive south of Pennsylvania Road in Huron Township, Michigan. The property is situated approximately one half mile west of Interstate 275 and has frontage on Commerce and Woodland Drives. The property sold to a private investor for $1,637,000.

Johnson Controls Site

Location Data

Location:	**E of Ridge Rd, S of Five Mile Rd Plymouth Township,MI 48170**
County:	**Wayne**
Assessor's Parcel No:	**78-006-99-0001-002**
Atlas Ref:	**N/A**

Physical Data

Type:	**Industrial**	
Land Area:	**Gross**	**Usable**
Acres:	**102.8200**	**102.8200**
Square Feet:	**4,478,839**	**4,478,839**

Topography:	**Generally Level**
Shape:	**Irregular**
Utilities:	**Available to Site**
Zoning:	**IND-Industrial**
Allowable Bldg Area:	**N/A**
Floor Area Ratio:	**N/A**
No. of units:	**N/A**
Max FAR:	
Frontage:	**Ridge Road - 2095'; N/A**

Sale Data

Transaction Type:	**Sale**
Date:	**12/2004**
Marketing Time:	**N/A**
Grantor:	**Demco 52, LLC**
Grantee:	**Johnson Controls Technology**
Document No.:	**41953-1305**
Sale Price:	**$14,578,078**
Financing:	**Not Available**
Cash Eq.Price:	**$14,578,078**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$14,578,078**
Verification:	**Seller, transfer affidavit**


FIVE MILE ROAD
C & O RAILROAD
RIDGE ROAD

Analysis

Use At Sale:	**Raw Land**
Proposed Use or Dev.	**Johnson Controls Use**
Price Per Acre:	**$141,782**
Price Per SF of Land:	**$3.25**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**N/A**

Comments

This comparable represents the sale of raw land located east of Ridge Road and south of Five Mile Road. The land is located just north of Johnson Controls corporate headquarters. The site was irreuglarly shaped and generally level. The site included 102.82 acres and was zoned IND-Industrial. In addition, the property had 4,454' of frontage along the south right a way line of the C & O Railroad and 2,095 feet of frontage along Ridge Road. In December 2004, Demco 52, LLC sold the site to Johnson Controls Technology Company for $14,578,078 or $3.25/SF.

Vacant Land

Location Data

Location:	**Inkster and Annapolis** **Dearborn Heights,MI 48125**
County:	**Wayne**
Assessor's Parcel No:	**33-039-99-0001-701 & 702**
Atlas Ref:	**N/A**

Sale Data

Transaction Type:	**Sale**
Date:	**7/2009**
Marketing Time:	**18 months**
Grantor:	**Wayne County**
Grantee:	**Dearborn Heights**
Document No.:	**N/A**
Sale Price:	**$1,045,545**
Financing:	**Market Terms**
Cash Eq.Price:	**$1,045,545**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$1,045,545**
Verification:	**Warranty Deed**

Physical Data

Type:	**Industrial**	
Land Area:	**Gross**	**Usable**
Acres:	**30.6100**	**30.6100**
Square Feet:	**1,333,372**	**1,333,372**
Topography:	**Generally Level**	
Shape:	**Rectangular**	
Utilities:	**All Available**	
Zoning:	**Light Industrial**	
Allowable Bldg Area:	**N/A**	
Floor Area Ratio:	**N/A**	
No. of units:	**N/A**	
Max FAR:		
Frontage:	**Inkster; Annapolis**	



Analysis

Use At Sale:	**Vacant**
Proposed Use or Dev.	**N/A**
Price Per Acre:	**$34,156**
Price Per SF of Land:	**$0.78**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**N/A**

Comments

This comparable is bounded by Inkster Road, Annapolis Road and Powers Avenue in Dearborn Heights, Wayne County, Michigan. The property is a 30.61-acre site that sold in July 2009 for $1,045,545 or $0.78 per square foot. The property is zoned for industrial use and was purchased by the city. The site is surrounded by residential on three sides and industrial to the south across Powers.

Vacant Land

Location Data

Location:	**SWC of Tyler & Quirk Roads**
	Van Buren Township,MI 48111
County:	**Wayne**
Assessor's Parcel No:	**83-062-99-0001-000**
Atlas Ref:	**N/A**

Physical Data

Type:	**Industrial**	
Land Area:	**Gross**	**Usable**
Acres:	**42.2200**	**42.2200**
Square Feet:	**1,839,103**	**1,839,103**
Topography:	**Generally Level**	
Shape:	**Rectangular**	
Utilities:	**All Available**	
Zoning:	**M1, Light Industrial**	
Allowable Bldg Area:	**N/A**	
Floor Area Ratio:	**N/A**	
No. of units:	**N/A**	
Max FAR:		
Frontage:	**Tyler Road; Quirk Road**	

Sale Data

Transaction Type:	**Sale**
Date:	**5/2006**
Marketing Time:	**N/A**
Grantor:	**Tyler-Quirk Investment Company**
Grantee:	**Township of Van Buren**
Document No.:	**N/A**
Sale Price:	**$2,215,000**
Financing:	**Market Terms**
Cash Eq.Price:	**$2,215,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$2,215,000**
Verification:	**Buyer**


TYLER ROAD
BECK ROAD
QUIRK ROAD
AYRES A

Analysis

Use At Sale:	**Vacant**
Proposed Use or Dev.	**N/A**
Price Per Acre:	**$52,463**
Price Per SF of Land:	**$1.20**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**N/A**

Comments

This comparable is located at the southwest corner of Tyler Road and Quirk Road near Willow Run Airport in Van Buren, Wayne County, Michigan. The property is a 42.22-acre site that sold in June 2006 for $2,215,000 or $1.20 per square foot. The property is zoned for industrial use and was purchased by the township.

ADDENDUM C

LEGAL DESCRIPTION

Legal Information for 80 039 99 0001 707 [collapse]

10J1A1 J2A J3A1 PART OF THE SOUTHWEST 1/4 OF SECTION 10, MORE PARTICULARLY DESCRIBED AS FOLLOWS: COMMENCING AT THE WEST 1/4 CORNER OF SECTION 10; THENCE ALONG THE WEST LINE OF SECTION 10 AND CENTERLINE OF VINING ROAD (150 FOOT WIDE RIGHT OF WAY), S 00° 56'12" E, 75.00 FEET; THENCE ALONG THE SOUTH RIGHT OF WAY LINE OF SMITH ROAD (150 FOOT WIDE RIGHT OF WAY), N 88°57'52" E, 75.00 FEET, TO THE POINT OF BEGINNING OF THE PARCEL TO BE DESCRIBED; THENCE CONTINUING ALONG THE SOUTH RIGHT OF WAY LINE OF SMITH ROAD, N 88°57'52" E, 1187.40 FEET; THENCE ALONG THE WEST RIGHT OF WAY LINE OF VENOY ROAD (66 FOOT WIDE RIGHT OF WAY), S 00°59'14" E, 2468.79 FEET; THENCE ALONG THE NORTH RIGHT OF WAY LINE OF WICK ROAD, ALONG THE FOLLOWING SIX (6) COURSES: 1) S 89°05'09" W, 6.39 FEET; 2) N 00°54'51" W, 12.00 FEET; 3) S 89°05'09" W, 412.44 FEET; 4) N 00°54'51" W, 12.00 FEET; 5) S 89°05'09" W, 734.75 FEET; 6) N 45°55'32" W, 50.92 FEET; THENCE ALONG THE EAST RIGHT OF WAY LINE OF VINING ROAD (150 FOOT WIDE RIGHT OF WAY), N 00°56'12" W, 2406.27 FEET, TO THE POINT OF BEGINNING, CONTAINING 66.77 ACRES, MORE OR LESS, AND INCLUDING THE USE OF EXISTING SMITH ROAD, VENOY ROAD, WICK ROAD AND VINING ROAD. 66.77 AC

Legal Information for 80 039 99 0001 708 [collapse]

10K1A L2A1 PART OF THE SOUTHWEST 1/4 AND PART OF THE SOUTHEAST 1/4 OF SECTION 10, MORE PARTICULARLY DESCRIBED AS FOLLOWS: COMMENCING AT THE WEST 1/4 CORNER OF SECTION 10; THENCE ALONG THE WEST LINE OF SECTION 10 AND CENTERLINE OF VINING ROAD (150 FOOT WIDE RIGHT OF WAY), S 00°56'12" E, 75.00 FEET; THENCE ALONG THE SOUTH RIGHT OF WAY LINE OF SMITH ROAD (150 FOOT WIDE RIGHT OF WAY), N 88°57'52" E, 1328.40 FEET, TO THE POINT OF BEGINNING OF THE PARCEL TO BE DESCRIBED; THENCE CONTINUING ALONG THE SOUTH RIGHT OF WAY LINE OF SMITH ROAD, N 88°57'52" E 1264.05 FEET, TO A POINT ON THE NORTH-SOUTH 1/4 LINE OF SECTION 10; THENCE CONTINUING ALONG THE SOUTH RIGHT OF WAY LINE OF SMITH ROAD IN THE SOUTHEAST 1/4 OF SECTION 10, N 89°17'11" E, 595.39 FEET; THENCE ALONG THE WEST RIGHT OF WAY LINE OF RAFTARY ROAD (86 FOOT WIDE RIGHT OF WAY), ALONG THE FOLLOWING FIVE (5) COURSES: 1) S 01°16'03" E, 1421.50 FEET; 2) SOUTHEASTERLY ALONG AN ARC LEFT, HAVING A LENGTH OF 266.12 FEET, A RADIUS OF 786.00 FEET, A CENTRAL ANGLE OF 19° 23'57", AND A LONG CHORD WHICH BEARS S 10°58'02" E, 264.85 FEET; 3) S 20°40'00" E, 408.36 FEET; 4) SOUTHEASTERLY ALONG AN ARC RIGHT, HAVING A LENGTH OF 237.01 FEET, A RADIUS OF 700.00 FEET, A CENTRAL ANGLE OF 19°23'57", AND A LONG CHORD WHICH BEARS S 10°58'02" E, 235.87 FEET; 5) S 01°16'03" E, 189.55 FEET; THENCE ALONG THE NORTH RIGHT OF WAY LINE OF WICK ROAD (VARIABLE WIDTH RIGHT OF WAY), S 89°21'13" W, 385.02 FEET; THENCE N 00°38'47" W, 523.00 FEET; THENCE S 89°21'13" W, 410.00 FEET; THENCE S 00°38'47" E, 508.00 FEET; THENCE S 89°21'13" W, 32.91 FEET, TO A POINT ON THE NORTH-SOUTH 1/4 LINE OF SECTION 10; THENCE CONTINUING ALONG THE NORTH RIGHT OF WAY LINE OF WICK ROAD, IN THE SOUTHWEST 1/4 OF SECTION 10, S 89°05'09" W, 1263.79 FEET; THENCE ALONG THE EAST RIGHT OF WAY LINE OF VENOY ROAD (66 FOOT WIDE RIGHT OF WAY), N 00°59'14" W, 2468.93 FEET TO THE POINT OF BEGINNING, CONTAINING 104.23 ACRES, MORE OR LESS, AND INCLUDING THE USE OF EXISTING SMITH ROAD, RAFTARY ROAD, WICK ROAD AND VENOY ROAD. 104.23 AC

Legal Information for 80 040 99 0002 714

[collapse]

10L2B1 PART OF THE SOUTHEAST 1/4 OF SECTION 10, MORE PARTICULARLY DESCRIBED AS FOLLOWS: COMMENCING AT THE EAST 1/4 CORNER OF SECTION 10; THENCE ALONG THE EAST-WEST 1/4 LINE OF SECTION 10 AND CENTERLINE OF SMITH ROAD (150 FOOT WIDE RIGHT OF WAY), S 89°17'11" W, 1286.63 FEET; THENCE ALONG THE EAST LINE OF THE WEST 1/2 OF THE SOUTHEAST 1/4 OF SECTION 10, S 01°14'09" E, 75.00 FEET TO THE POINT OF BEGINNING OF THE PARCEL TO BE DESCRIBED, SAID POINT ALSO BEING THE FOLLOWING THREE (3) COURSES FROM THE WEST 1/4 CORNER OF SECTION 10: 1) ALONG THE WEST LINE OF SECTION 10 AND CENTERLINE OF VINING ROAD (150 FOOT WIDE RIGHT OF WAY), S 00°56'12" E, 75.00 FEET; 2) ALONG THE SOUTH RIGHT OF WAY LINE OF SMITH ROAD (150 FOOT WIDE RIGHT OF WAY), N 88°57'52" E, 2592.45 FEET, TO A POINT ON THE NORTH-SOUTH 1/4 LINE OF SECTION 10; 3) CONTINUING ALONG THE SOUTH RIGHT OF WAY LINE OF SMITH ROAD, N 89°17'11" E, 1286.95 FEET; THENCE ALONG THE EAST LINE OF THE WEST 1/2 OF THE SOUTHEAST 1/4 OF SECTION 10, S 01°14'09" E, 2488.21 FEET; THENCE ALONG THE NORTH RIGHT OF WAY LINE OF WICK ROAD (VARIABLE WIDTH RIGHT OF WAY), S 89°21'13" W, 384.17 FEET; THENCE ALONG THE EAST RIGHT OF WAY LINE OF RAFTARY ROAD (86 FOOT WIDE RIGHT OF WAY), ALONG THE FOLLOWING FIVE (5) COURSES: 1) N 01°16'03" W, 190.48 FEET; 2) NORTHWESTERLY ALONG AN ARC LEFT, HAVING A LENGTH OF 266.12 FEET, A RADIUS OF 786.00 FEET, A CENTRAL ANGLE OF 19°23'57", AND A LONG CHORD WHICH BEARS N 10°58'02" W, 264.85 FEET; 3) N 20°40'00" W, 408.36 FEET; 4) NORTHWESTERLY ALONG AN ARC RIGHT, HAVING A LENGTH OF 237.01 FEET, A RADIUS OF 700.00 FEET, A CENTRAL ANGLE OF 19°23'57", AND A LONG CHORD WHICH BEARS N 10°58'02" W, 235.87 FEET; 5) N 01°16'03" W, 1420.67 FEET; THENCE ALONG THE SOUTH RIGHT OF WAY LINE OF SMITH ROAD, N 89°17'11" E, 605.56 FEET, TO THE POINT OF BEGINNING, CONTAINING 31.34 ACRES, MORE OR LESS, AND INCLUDING THE USE OF EXISTING SMITH ROAD, WICK ROAD AND VENOY ROAD. 31.34 AC

ADDENDUM D

PRÉCIS METRO REPORT - ECONOMY.COM, INC.

DETROIT



EMPLOYMENT GROWTH RANK
2009-2011
370
5th quintile
2009-2014
377
5th quintile
Best=1 Worst=392
VITALITY
RELATIVE
69%
RANK
356
U.S.=100%
Best=1 Worst=384
RELATIVE COSTS
LIVING
87%
BUSINESS
96%
U.S.=100%

LIFE CYCLE PHASE Decline



RELATIVE EMPLOYMENT PERFORMANCE (1995=100)
130
120
110
100
90
80
70
95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10F 11F 12F 13F 14F
U.S.
DET

DataBuffet® MSA code: *DMDET*

2003	2004	2005	2006	2007	2008	2009	INDICATORS	2010	2011	2012	2013	2014
65.0	64.1	64.0	62.2	60.9	59.1	54.0	**Gross metro product (C$B)**	55.1	56.6	59.1	60.8	61.0
1.3	*-1.3*	*-0.3*	*-2.7*	*-2.1*	*-2.9*	*-8.7*	*% change*	*2.2*	*2.7*	*4.5*	*2.7*	*0.3*
838.0	826.9	819.6	802.9	782.8	758.7	699.0	**Total employment (000)**	681.8	679.7	693.3	708.5	715.2
-2.0	*-1.3*	*-0.9*	*-2.0*	*-2.5*	*-3.1*	*-7.9*	*% change*	*-2.5*	*-0.3*	*2.0*	*2.2*	*0.9*
8.5	8.6	8.6	8.4	8.7	10.1	16.2	**Unemployment rate**	15.5	15.8	13.5	10.6	8.5
3.7	-0.1	1.2	1.6	1.9	2.3	-3.3	**Personal income growth**	1.5	2.2	5.2	5.8	4.6
2,046.5	2,037.0	2,025.1	2,008.7	1,981.2	1,949.0	1,925.8	**Population (000)**	1,912.6	1,897.6	1,886.7	1,878.0	1,869.5
3,729	4,211	3,138	2,056	919	524	264	**Single-family permits**	274	210	810	1,713	2,071
1,909	2,106	1,436	378	176	371	24	**Multifamily permits**	174	13	112	343	438
123.4	119.5	118.9	110.1	101.8	91.6	84.4	**Existing-home price ($ths)**	83.5	78.7	75.6	82.5	92.4
23,288	13,812	12,638	9,843	7,151	7,456	9,122	**Mortgage originations ($mil)**	9,203	7,013	4,700	4,788	5,640
-25.1	-26.2	-28.2	-32.6	-36.2	-40.6	-30.7	**Net migration (000)**	-20.6	-22.2	-17.9	-15.7	-15.4
18,325	18,852	25,007	10,532	12,808	14,110	16,859	**Personal bankruptcies**	19,257	22,270	23,272	19,738	18,211

STRENGTHS & WEAKNESSES

STRENGTHS

- Concentration of auto industry R&D and headquarters.
- High housing affordability.
- Well positioned for growth in green and ıdvanced manufacturing.

WEAKNESSES

- Dependence on the highly cyclical and now much smaller motor vehicle industry
- Plunging population and income.
- Weak city and state fiscal conditions.

CURRENT EMPLOYMENT TRENDS

SEPTEMBER 2010

% change yr ago, 3-mo MA



Total -1.3
Construction -12.3
Manufacturing 0.5
Trade -1.9
Trans/Utilities -2.2
Information -11.4
Financial Activities -5.6
Prof & Business Svcs. -0.9
Edu & Health Svcs. 0.2
Leisure & Hospitality -1.4
Other Services 0.0
Government -0.2

FORECAST RISKS

SHORT TERM ↓ LONG TERM ↑ RISK-ADJUSTED RETURN, '09-14 -0.17%

UPSIDE

- DET's growth as international transportation hub spurs more corporate locations.
- Investments in DET from fuel cells and alternative energy jump-start economy.

DOWNSIDE

- rysler's alliance with Fiat fails to save the ıomaker.
- Promise of film industry as new driver fails to materialize amid nationwide competition.

ANALYSIS

Recent Performance. Unlike many U.S. metro areas that began to recover from the recession earlier this year, Detroit has yet to emerge from its decade-long recession. The modest boost from stronger vehicle production earlier in the year has faded. Private employment, whether manufacturing is included or not, is now at a new low, reversing the modest gains made earlier in the year. Despite the beginning of a recovery in the motor vehicle industry, DET has had to absorb the closure of a General Motors engine plant in Livonia and the elimination of a shift at Ford's Auto Alliance plant.

The unemployment rate, which exceeds 15%, remains among the nation's highest, although the labor force seems to be stabilizing, one good sign.

Auto industry. Just as DET's auto-related industries led to its devastating downturn, they are now leading its recovery as production increases and a spate of new investments by automakers and their suppliers get under way. Moreover, DET may be at less risk than in the past because the automakers are operating much more nimbly. However, the expansions involve the retooling of existing facilities rather than the addition of new facilities, and many of the new jobs will pay half of what veteran workers earn. Ford is restarting its Michigan Assembly plant and rehiring 1,000 workers to build the new Focus and recently announced plans to invest in several transmission plants and the Detroit Truck Plant. GM will start production of its Chevy Volt at the end of this year and rehire 1,200 workers for its Orion plant next year. GM will also receive a state tax credit to employ 4,000 people at its Renaissance Center headquarters.

Spillover growth. More suppliers and other vendors to the auto industry are again choosing to expand in DET to take advantage of the new needs in the recovering auto industry, the available automotive talent, cheap office and industrial space, and tax credits. A number of the expansions involve technological solutions for the auto industry such has San Diego-based automotive digital marketing agency Search Optics and Silk Route Global, a supply chain solutions provider, or industries that can piggyback off the auto industry. For example, Navistar will build an engineering center for its defense and commercial truck products, and General Electric is building an aviation tech center.

Challenges. While the developments in the auto and other industries are certainly welcome and make a strong statement about the enduring role of DET as the center of the U.S. auto industry, DET faces huge challenges before it can be called healthy. Many of the announced expansions will evolve over a number of years and the actual number of jobs created could be much smaller than expected. Over the past decade, DET has lost nearly one-quarter of its employment base, and despite the net out-migration of nearly 300,000 residents, growth in the motor vehicle industry will not be sufficient to absorb the 100,000 workers who have lost their jobs and are still looking for work. The large amount of labor market slack, devastated residential and commercial real estate markets, weak demographics, and poor fiscal conditions will weigh on income growth, the revitalization of consumer industries, and attractiveness for migrants. DET will never regain its former size.

The stabilization of payrolls, new products and investments at auto plants, and parts expansions will allow for modest recovery. The rebound will be much weaker than elsewhere since the auto industry is a much smaller part of the economy than it once was. The metro division will struggle to diversify its economy into such areas as life sciences and alternative fuel industries because of formidable competition throughout the country for such initiatives.

Sophia Koropeckyj
October 2010

EMPLOYMENT & INDUSTRY

TOP EMPLOYERS

Employer	Employees
Detroit Medical Center	10,499
Henry Ford Health	8,502
Wayne State University	5,019
General Motors Corporation	4,652
Chrysler L.L.C.	4,517
St. John Health	3,818
DTE Energy Company	3,771
Blue Cross Blue Shield of Michigan	3,082
MGM Grand Detroit Casino	3,000
Compuware Corporation	2,597
MotorCity Casino	2,424
American Axle & Manufacturing Holdings, Inc.	1,990
Greektown Casino	1,800
Comerica Bank	1,706
Selfridge Air National Guard Base	1,270

Sources: Crain's Detroit Business, January 2009 and Military Installation Guide, 2010

PUBLIC

Federal	15,887
State	17,913
Local	71,985

2009

INDUSTRIAL DIVERSITY

Most Diverse (U.S.)

1.00 / 0.80 / 0.60 / 0.40 / 0.20 / 0.00

0.54

Least Diverse

EMPLOYMENT VOLATILITY



Due to U.S. fluctuations
Relative to U.S.
100%
80%
60%
40%
20%
0%
86%
139
100
Not due to U.S.
Due to U.S.
DET
U.S.

COMPARATIVE EMPLOYMENT AND INCOME

Sector	% of Total Employment DET	MI	U.S.	Average Annual Earnings DET	MI	U.S.
Mining	0.1%	0.1%	0.5%	$141,920	$68,722	$117,938
Construction	2.3%	3.3%	4.6%	$60,657	$50,980	$52,710
Manufacturing	9.3%	11.9%	9.1%	$93,706	$77,073	$70,637
Durable	*80.5%*	*73.6%*	*61.5%*	*nd*	*$79,933*	*$71,783*
Nondurable	*19.5%*	*26.4%*	*38.5%*	*nd*	*$68,148*	*$68,675*
Transportation/Utilities	5.1%	2.9%	3.7%	$71,163	$62,755	$59,314
Wholesale Trade	4.3%	4.0%	4.3%	$81,828	$73,539	$73,175
Retail Trade	9.5%	11.7%	11.1%	$29,890	$27,029	$29,661
Information	1.3%	1.4%	2.1%	$86,268	$63,133	$88,888
Financial Activities	4.3%	4.9%	5.9%	$39,986	$36,873	$48,603
Prof. and Bus. Services	15.3%	13.1%	12.7%	$72,298	$57,232	$59,464
Educ. and Health Services	17.8%	15.8%	14.7%	$45,535	$44,136	$47,833
Leisure and Hosp. Services	10.7%	9.8%	10.0%	$28,623	$18,534	$22,976
Other Services	4.8%	4.3%	4.1%	$34,874	$31,818	$32,180
Government	15.1%	16.7%	17.2%	$67,464	$59,601	$63,226

Sources: Percent of total employment — Moody's Analytics & BLS, 2009; Average annual earnings — BEA, 2008

MIGRATION FLOWS

INTO DETROIT, MI	NUMBER OF MIGRANTS
Warren, MI	17,635
Ann Arbor, MI	3,507
Monroe, MI	1,[illegible]
Chicago, IL	5[illegible]
Flint, MI	494
Lansing, MI	480
Atlanta, GA	404
Toledo, OH	403
Virginia Beach, VA	368
New York, NY	348
Total In-migration	*39,513*

FROM DETROIT, MI	
Warren, MI	31,493
Ann Arbor, MI	4,067
Monroe, MI	1,719
Atlanta, GA	1,461
Chicago, IL	1,308
Phoenix, AZ	1,257
Las Vegas, NV	768
New York, NY	660
Houston, TX	644
Lansing, MI	537
Total Out-migration	*72,040*
Net Migration	**-32,527**

Net Migration, DET



0
-10,000
-20,000
-30,000
-40,000
-50,000
06
07
08
09

	2006	2007	2008	2009
Domestic	-37,290	-40,482	-44,752	-34,794
Foreign	4,714	4,257	4,107	4,132
Total	-32,576	-36,225	-40,645	-30,662

Sources: IRS (top), 2008; Census Bureau, 2009

HOUSE PRICES



200
180
160
140
120
100
80
98
01
04
07
10
DET
U.S.

Source: FHFA, 1996Q1=100, NSA

CREDIT QUALITY

MOODY'S RATING	A2	COUNTY

LEADING INDUSTRIES

NAICS	INDUSTRY	EMPLOYEES (000)
GVSL	State & Local Government	89.9
6221	General Medical and Surgical Hospitals	45.0
7222	Limited-Service Eating Places	22.8
7221	Full-Service Restaurants	21.2
5511	Management of Companies and Enterprises	20.6
GVF	Federal Government	15.9
3363	Motor Vehicle Parts Manufacturing	15.5
5613	Employment Services	15.4
6211	Offices of Physicians	11.8
3361	Motor Vehicle Manufacturing	11.1
5413	Architectural, Engineering, and Related Srvcs.	10.8
5417	Scientific Research and Development Services	9.8
4811	Scheduled Air Transportation	9.7
5221	Depository Credit Intermediation	9.4
4451	Grocery Stores	9.2

High-tech employment	25.0
As % of total employment	3.5

Sources: BLS, Moody's Analytics, 2009

PER CAPITA INCOME



32,094
34,953
40,166
DET
MI
U.S.

Source: Bureau of Economic Analysis, 2008

Payrolls Have Yet to Turn Up in Detroit


Payroll employment, index, Jan 2008=100
110
100
90
80
70
60
Goods producing
Private services
State and local government
08
09
10

Source: BLS

More Jobs, Longer Workweek Lift Incomes


Manufacturing, 3-mo MA
Avg weekly hours (L)
Employment, ths (R)
46
45
44
43
42
95
90
85
80
75
70
65
60
08
09
10

Source: BLS

...And Delay Rebound in Homebuilding


3-mo MA
3,500
3,000
2,500
2,000
1,500
1,000
500
0
68
66
64
62
60
58
56
54
52
50
Housing-related employment, ths (R)
Single-family permits, SAAR (L)
06
07
08
09
10

Sources: Census Bureau, BLS, Moody's Analytics

More Work Outside of the Metro Division


Ths
810
790
770
750
730
710
880
875
870
865
860
855
Labor force (R)
Household employment (L)
08
09
10

Source: BLS

Foreclosures Will Weigh on House Prices...


8
7
6
5
4
100
90
80
70
60
50
40
Foreclosure inventory % of housing stock (L)
Case-Shiller® Home Price Index 2000Q1= 100 (R)
08
09
10
11
12

Sources: Fiserv, RealtyTrac, Moody's Analytics

Delinquencies Fall as Banks Purge Bad Loans


Delinquencies, % of volume, all types of loans


10
9
8
7
6
5
4
3
2
Detroit
MI
U.S.
06
07
08
09
10

Sources: Equifax, Moody's Analytics

The weak labor market and large amount of available inventory of housing, particularly the inventory of foreclosed homes, delay the recovery of homebuilding in DET. Although permitting and construction employment have been bouncing near a bottom since the beginning of the year, continued inflow of foreclosed homes onto the market and further depreciation in house prices mean that homebuilding will not begin to pick up until 2012. However, various investments in DET's manufacturing industries and infrastructure growth support a faster upturn for construction employment.

Delinquencies, particularly in the 30-, 60- and 90-day buckets, are beginning to come down in DET. This is occurring as banks purge bad loans from their systems and replace them with higher quality loans. Auto loan and bankcard delinquencies have declined particularly rapidly in the metro division. Despite this improvement, credit quality remains worse in DET than in most other parts of the nation, not surprising given the 15% unemployment rate and the lingering weakness in DET's labor market, particularly the lack of new high-quality jobs.

About Moody's Economy.com

Moody's Economy.com, a division of Moody's Analytics Inc., is a leading independent provider of economic research, analysis and data. As a well-recognized source of proprietary information on national and regional economies, industries, financial markets, and credit risk, we support strategic planning, product and sales forecasting, risk and sensitivity management, and investment research. Our clients include multinational corporations, governments at all levels, central banks, retailers, mutual funds, financial institutions, utilities, residential and commercial real estate firms, insurance companies, and professional investors.

With one of the largest assembled financial, economic and demographic databases, Moody's Economy.com helps companies assess what trends in consumer credit and behavior, mortgage markets, population, income, and property prices will mean for their business. Our web and print periodicals and special publications cover every U.S. state and metropolitan area; countries throughout Europe, Asia and the Americas; and the world's major cities, plus the U.S. housing market and 58 other industries. We also provide up-to-the-minute reporting and analysis on the world's major economies on our real-time Dismal Scientist web site from our offices in the U.S., the United Kingdom, and Australia. Our staff of more than 50 economists, a third of whom hold PhD's, offers wide expertise in regional economics, public finance, credit risk and sensitivity analysis, pricing, and macro and financial forecasting.

Moody's Economy.com became part of the Moody's Corporation in 2005. Moody's Economy.com is headquartered in West Chester PA, a suburb of Philadelphia, with offices in London and Sydney. More information is available at www.economy.com.

ADDENDUM E

REQUIRED CLIENT INFORMATION

VALUATION & ADVISORY SERVICES


CBRE
CB RICHARD ELLIS

CB Richard Ellis, Inc.
2000 Town Center, Suite 500
Southfield, MI 48075

Marshall A. Brulez, MAI, MRICS
Managing Director

January 7, 2011

John Medland, CFA
Vice President
Blair Franklin Capital Partners Inc.
Commerce Court West, Suite 1905
199 Bay Street, P.O. Box 147
Toronto, Ontario M5L 1E2
Phone: 416.304.3988
Email: jmedland@blairfranklin.com

RE: Assignment Agreement
Five Land Tracts, Various Locations, Michigan, Marylan, Florida and California, USA
See Property List

Dear Mr. Medland:

We are pleased to submit this proposal and our Terms and Conditions for the assignment related to the referenced real estate.

PROPOSAL SPECIFICATIONS	
Purpose:	To estimate the Market Value of the referenced real estate
Premise:	As Is, Land only as if vacant, any improvements on site are not to be included in values.
Rights Appraised:	Fee Simple
Intended Use:	Financial Reporting purposes
Intended User:	The intended user is Blair Franklin Capital Partners Inc.
Scope of Work:	See description of scope below.
Report Type:	Summary
Appraisal Standards:	Client Guidelines/USPAP
Appraisal Fee:	$29,000
Report Copies (Fees):	CB Richard Ellis is committed to becoming carbon neutral. You may join us in achieving this goal by accepting an electronic copy of the report in Adobe PDF format. One (1) bound final copy will be provided upon request. Current charges apply for additional copies (see Terms and Conditions.)
Expenses:	Fee includes all associated expenses
Retainer:	A retainer of ½ the total Fee is required
Payment Terms:	Final payment is due and payable upon delivery of the electronic copy of the final report or within thirty (30) days of your receipt of our draft report, whichever is sooner. If a draft report is requested, the fee is considered earned upon delivery of our draft report.

We will invoice you for the assignment in its entirety at the completion of

JM

	the assignment.
Delivery Date:	Delivery of the appraisal conclusions and/or report(s) will be completed according to the following Delivery Schedule.
Delivery Schedule:	
Preliminary Value:	January 21, 2011
Draft Report:	21 days after the Start Date
Final Report:	7 days after completion of client review and authorization to deliver final reports
Delivery Instructions:	The draft report will be delivered via email to jmedland@blairfranklin.com
Start Date:	The appraisal process will start upon receipt of your signed agreement, the retainer, and the property specific data.
Acceptance Date:	Right-click to select acceptance date text

SCOPE OF WORK

The scope of work identified for this assignment includes the following steps:

Extent to Which the Property is Identified

CBRE will collect the relevant physical characteristics about the subject via a physical identification and inspection of both the interior and exterior of the subject property. The physical property will be legally identified through its postal address, assessor's records, the provided legal description and the provided title report. Economic characteristics of the subject will be identified via an analysis of leases and/or lease briefs between the lessor and lessee, recent rent roll and historical operating statements.

Extent to Which the Property is Inspected

CBRE will conduct a physical inspection of both the interior and exterior of the subject property, as well as its surrounding environs on the effective date of appraisal.

Type and Extent of the Data Researched

CBRE will physically inspect the micro and/or macro market environments with respect to physical and economic factors relevant to the valuation process. This knowledge will be expanded through interviews with regional and/or local market participants, available published data and other various resources. CBRE will also conduct regional and/or local research with respect to applicable tax data, zoning requirements, flood zone status, demographics, income and expense data, and comparable listing, sale and rental information.


CBRE
CB RICHARD ELLIS

Type and Extent of Analysis Applied

CBRE will analyze the data gathered through the use of appropriate and accepted appraisal methodology to arrive at a probable value indication via each applicable approach to value. One of the three traditional approaches to value will be considered and utilized. Only the sales comparison approach to value will be included. CBRE will then correlate and reconcile the results into a reasonable and defensible value conclusion, and estimate a reasonable exposure time and marketing time associated with the value estimate presented.

PROPERTY LIST

Property Name	Property Location	Report Type	Appraisal Fee
Howard County Lands	Laurel, Maryland 64 acres, residential	Summary – Land Only	$13,000
San Luis Rey Downs	Bonsall, California 205 acres, residential	Summary – Land Only	$4,000
Romulus Land	Romulus ,Michigan 203 acres	Summary – Land Only	$4,000
Salem Township Land	Salem Township, Michigan 273 acres, residential	Summary – Land Only	$4,000
Palm Meadows Estates	Palm Springs, FL	Summary – Land Only	$4,000


CBRE
CB RICHARD ELLIS

TERMS AND CONDITIONS

Right click to select appropriate terms and conditions paragraph(s)

We appreciate this opportunity to be of service to you on this assignment. If you have additional questions, please contact us.

Sincerely,

CB RICHARD ELLIS, INC.
Valuation & Advisory Services

Marshall A. Brulez, MAI, MRICS
Managing Director
MI-1201004884
T 248.351.2070
F 248.351.2050
marshall.brulez@cbre.com

AGREED AND ACCEPTED

FOR BLAIR FRANKLIN CAPITAL PARTNERS INC.:

Signature	Jan. 7, 2011 Date
John Medland Name	Vice President Title
416-304-3988 Phone Number	416-368-3752 Fax Number
jmedland@blairfranklin.com E-Mail Address	


CBRE
CB RICHARD ELLIS

TERMS AND CONDITIONS

1. These Terms and Conditions, between CB Richard Ellis, Inc.-Appraisal Services (Appraiser) and the Client for whom the referenced appraisal service will be performed, shall be deemed a part of such Agreement as though set forth in full therein. The Agreement shall be governed by the laws of the state of the CB Richard Ellis, Inc. office shown on the Agreement.
2. Client is defined as the party signing the Agreement and shall be responsible for payment of the fees stipulated in the Agreement. Payment of the appraisal fee is not contingent upon any predetermined value or on an action or event resulting from the analyses, opinions, conclusions, or use of the appraisal report.
3. Final payment is due and payable upon delivery of the final report or within thirty (30) days of your receipt of our draft report, whichever is sooner. If a draft report is requested, the fee is considered earned upon delivery of our draft report.
4. If we are requested to give court testimony, an additional fee will be charged on an hourly basis at our then-prevailing hourly rate. The hourly billings pertain to court preparation, waiting and travel time, document review and preparation (excludes appraisal report) and all meetings related to court testimony.
5. In the event Client requests additional services beyond the purpose stated in the Agreement, Client agrees to pay an additional charge for such services, plus reimbursement of expenses, whether or not the completed report has been delivered to Client at the time of the request.
6. It is understood that the Client has the right to cancel this assignment at any time prior to delivery of the completed report. In such event, the Client is obligated only for the pro rated share of the fee based upon the work completed and expenses incurred, with a minimum charge of $5,000.
7. Additional copies of the appraisal reports are available at a cost of $250 per original color copy and $100 per photocopy (black and white), plus shipping cost of $30 per report.
8. In the event Client fails to make payments when due and payable, then from the date due and payable until paid the amount due and payable, shall bear interest at the maximum rate permitted in the state in which the office of Appraiser executing the Agreement is located. If Appraiser is required to institute legal action against Client relating to the Agreement, Appraiser shall be entitled to recover reasonable attorney's fees and costs from Client.
9. Appraiser assumes that there are no major or significant items that would require the expertise of a professional building contractor or engineer. If such items need to be considered in Appraiser's studies, such services are to be provided by others at a cost which is not a part of the fee proposal.
10. In the event of any dispute between Client and Appraiser relating to this Agreement, or Appraiser's or Client's performance hereunder, Appraiser and Client agree that such dispute shall be resolved by means of binding arbitration in accordance with the commercial arbitration rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator(s) may be entered in any court of competent jurisdiction. Depositions may be taken and other discovery obtained during such arbitration proceedings to the same extent as authorized in civil judicial proceedings in the state where the office of Appraiser executing this Agreement is located. The arbitrator(s) shall be limited to awarding compensatory damages and shall have no authority to award punitive, exemplary or similar type damages. The prevailing party in the arbitration proceeding shall be entitled to recover from the losing party its expenses, including the costs of arbitration proceeding, and reasonable attorney's fees.
11. Client acknowledges that Appraiser is being retained hereunder as an independent contractor to perform the services described herein and nothing in this Agreement shall be deemed to create any other relationship between Client and Appraiser. This assignment shall be deemed concluded and the services hereunder completed upon delivery to Client of the appraisal report discussed herein.
12. All statements of fact in the report which are used as the basis of the Appraiser's analyses, opinions, and conclusions will be true and correct to the best of the Appraiser's knowledge and belief. Appraiser does not make any representation or warranty, express or implied, as to the accuracy or completeness of the information or the state of affairs of the Property furnished to Appraiser by Client.
13. Appraiser shall have no responsibility for legal matters, questions of survey or title, soil or subsoil conditions, engineering, or other similar technical matters. The report will not constitute a survey of the property analyzed.
14. Client shall provide Appraiser with such materials with respect to the Assignment as are requested by Appraiser and in the possession or under the control of Client. Client shall provide Appraiser with sufficient access to the real property to be analyzed and hereby grants permission for entry, unless discussed in advance to the contrary.

JM

15. The data gathered in the course of the Assignment (except data furnished by Client) and the report prepared pursuant to the Agreement are, and will remain, the property of Appraiser. With respect to data provided by Client, Appraiser shall not violate the confidential nature of the appraiser-client relationship by improperly disclosing any confidential information furnished to Appraiser. Notwithstanding the foregoing, Appraiser is authorized by Client to disclose all or any portion of the report and the related data to appropriate representatives of the Appraisal Institute if such disclosure is required to enable Appraiser to comply with the Bylaws and Regulations of such Institute as now or hereafter in effect.
16. Unless specifically noted in the appraisal, we will not be taking into consideration the possibility of the existence of asbestos, PCB transformers, or other toxic, hazardous, or contaminated substances and/or underground storage tanks (hazardous material), or the cost of encapsulation or removal thereof. Further, Appraiser understands that there is no major or significant deferred maintenance in the property which would require the expertise of a professional cost estimator or contractor. If such repairs are needed, the estimates are to be prepared by others, and are not a part of this fee proposal.
17. Client shall indemnify and hold Appraiser fully harmless against any loss, damages, claims, or expenses of any kind whatsoever (including costs and reasonable attorneys' fees), sustained or incurred by a third party as a result of the negligence or intentional acts or omissions of Client (including any failure to perform any duty imposed by law), and for which recovery is sought against Appraiser by that third party; however, such obligation to defend and indemnify shall not apply if the claim or cause of action is based upon or arises in any way out of an act, failure to act or representation of Appraiser. Client shall indemnify and hold Appraiser harmless from any claims, expenses, judgments or other items or costs arising as a result of the Client's failure or the failure of any of the Client's agents to provide a complete copy of the appraisal report to any third party.
18. LIMITATION OF LIABILITY. EXCEPT FOR THE HOLD HARMLESS PROVISION ABOVE, ANYTHING IN THE AGREEMENT TO THE CONTRARY NOTWITHSTANDING, UNDER NO CIRCUMSTANCES WHATSOEVER SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL, PUNITIVE, OR INCIDENTAL DAMAGES OF ANY KIND WHATSOEVER. EXCEPT FOR THE HOLD HARMLESS PROVISION ABOVE, IN NO EVENT WHATSOEVER SHALL EITHER PARTY'S TOTAL LIABILITY TO THE OTHER FOR DIRECT DAMAGES UNDER THE AGREEMENT OR ANY OTHER DAMAGES WHATSOEVER EXCEED IN THE AGGREGATE THE SUM OF TEN THOUSAND DOLLARS ($10,000.00).
19. Client and its affiliates, rating agencies and a limited number of investors involved in the securitization, may use and rely upon Appraiser's report in connection with a planned loan securitization involving the subject property including, without limitation, utilizing selected information in the appraisal report in the offering documents relating to the securitization and Appraiser agrees to cooperate in answering reasonable questions by any of the above parties in connection with the securitization.

Client agrees that it will not file, use, or permit or cause to be used in any offering documents or any other document any portion or extract of the appraisal report, or any reference to the appraisal report, without first (i) having provided the portion or portions of an offering document or other document to Appraiser for review and (ii) having obtained the prior written consent of Appraiser to any such filing, use, amendment or modification, which consent shall not be unreasonably withheld. Appraiser shall have the right to require Client to include in any offering document or other document disclosure concerning the conditions, qualifications and assumptions of the appraisal and such other disclosure concerning the appraisal as Appraiser shall reasonably require.

Client can use the appraised value without attribution to the appraisal report, and selected information in the appraisal report, provided Client agrees that it has complied and at all times will comply, and will use Client's best efforts to cause any underwriters to comply, with all applicable Federal and state securities laws in connection with any offering, and offering document and any use of the appraisal report. Client further agrees that neither any offering document nor any other document used in connection with any offering will contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading regarding the appraisal report, or any portion or extract thereof, or any reference to the appraisal report. Appraiser represents that the information contained in the appraisal report does not contain an untrue statement of material fact or omit to state a material fact necessary to make the statement contained therein not misleading.


CBRE
CB RICHARD ELLIS

SPECIFIC PROPERTY DATA REQUEST

In order to complete this assignment in the timely manner requested, CB Richard Ellis, Inc., Valuation & Advisory Services, will require the following specific information for the property:

1. Current title report and title holder name
2. Legal description
3. Survey and/or plat map
4. Site plan for proposed or entitled development, if applicable
5. Current county property tax assessment or tax bill
6. Details on any sale, contract, or listing of the property within the past three years
7. Engineering studies, soil tests or environmental assessments
8. Ground lease, if applicable
9. Planning/Zoning application or approval, if applicable
10. Any previous market/demand studies or appraisals
11. Name and telephone number of property contact for physical inspection and additional information needed during the appraisal process
12. Any other information that might be helpful in valuing this property

If any of the requested data and information is not available, CB Richard Ellis, Inc., reserves the right to extend the delivery date by the amount of time it takes to receive the requested information or make other arrangements. Please have the requested information delivered to the following:

Marshall A. Brulez, MAI, MRICS
Managing Director
CB Richard Ellis, Inc.
Valuation & Advisory Services
2000 Town Center, Suite 500
Southfield, MI 48075


CBRE
CB RICHARD ELLIS

ADDENDUM F

QUALIFICATIONS

JENNIFER M. GRANHOLM
GOVERNOR

STATE OF MICHIGAN

A0883897

DEPARTMENT OF ENERGY, LABOR & ECONOMIC GROWTH

BOARD OF REAL ESTATE APPRAISERS
CERTIFIED GENERAL APPRAISER
LICENSE

MARSHALL ALBERT BRULEZ
24267 SUMMER LANE
FLAT ROCK MI 48134

PERMANENT I.D. NO	EXPIRATION DATE	AUDIT NO.
1201004884	07/31/2011	2179765

THIS DOCUMENT IS DULY ISSUED UNDER THE LAWS OF THE STATE OF MICHIGAN.

A0889076

JENNIFER M. GRANHOLM
GOVERNOR

STATE OF MICHIGAN

DEPARTMENT OF ENERGY, LABOR & ECONOMIC GROWTH

BOARD OF REAL ESTATE APPRAISERS
CERTIFIED GENERAL APPRAISER
LICENSE

JEFFREY CLINTON JOZWICK
1274 BRAMBLES
WATERFORD MI 48328

PERMANENT I.D. NO.	EXPIRATION DATE	AUDIT NO.
1201006193	07/31/2011	2183992

THIS DOCUMENT IS DULY ISSUED UNDER THE LAWS OF THE STATE OF MICHIGAN.

JENNIFER M. GRANHOLM
GOVERNOR

STATE OF MICHIGAN

A0892614

DEPARTMENT OF ENERGY, LABOR & ECONOMIC GROWTH

BOARD OF REAL ESTATE APPRAISERS
CERTIFIED GENERAL APPRAISER
LICENSE

DAVID BRIAN MIELNICKI
2000 TOWN CENTER, SUITE 500
SOUTHFIELD MI 48075

PERMANENT I.D. NO.	EXPIRATION DATE	AUDIT NO.
1201071119	07/31/2011	2186759

THIS DOCUMENT IS DULY ISSUED UNDER THE LAWS OF THE STATE OF MICHIGAN.

QUALIFICATIONS OF
MARSHALL A. BRULEZ, MAI, MRICS
Managing Director

CB Richard Ellis Inc., Valuation and Advisory Services
2000 Town Center, Suite 500
Southfield, MI 48075-1239
(248) 351-2070

EDUCATIONAL

Bachelor of Science Degree,
Michigan State University, East Lansing, Michigan

CERTIFICATION

State Certified General Real Estate Appraiser: State of Michigan (No. 1201004884)
State Certified General Real Estate Appraiser: State of Ohio (No. 000424182)

PROFESSIONAL

Designated Member, Appraisal Institute (MAI) Member #10,278
Professional Member, Royal Institution of Chartered Surveyors, MRICS #1221426
Member, CBRE VAS National Litigation Support Practice

EMPLOYMENT EXPERIENCE

1984-1994	Various Appraisal and Consulting Firms	
	Appraiser	Atlanta, GA
1994-1997	Treadwell & Associates	
	Senior Appraiser	Southgate, MI
1997-2004	Real Estate Appraisal Services, Inc	
	Commercial Group Manager	Troy, MI
2004-2008	RBS Citizens, N.A. (Charter One)	
	Vice President – Chief Appraiser	Troy, MI
2008-Present	CB Richard Ellis, Inc	
	Managing Director	Southfield, MI

Valuation assignments included all types of existing as well as proposed commercial, industrial, multiple-family residential and special purpose properties throughout the state of Michigan and the Midwest including apartments, office buildings, industrial manufacturing and warehouse facilities, automobile dealerships, shopping centers, restaurants, hotels, motels, manufactured home communities and a wide variety of investment and special purpose properties and unimproved land.

QUALIFICATIONS OF

JEFFREY C. JOZWICK, MAI
First Vice President

CB Richard Ellis Inc., Valuation and Advisory Services
2000 Town Center, Suite 625
Southfield, MI 48075-1239
(248) 351-2090

EDUCATIONAL

Bachelors of Business Administration – Management Concentration
Western Michigan University, Kalamazoo, Michigan

CERTIFICATION

Designated Member, Appraisal Institute (MAI), Member No. 12300

LICENSURE

Certified General Appraiser: State of Michigan (No. 1201006193)
Real Estate Sales Person: State of Michigan (No. 6501287724)

EMPLOYMENT EXPERIENCE

2004-Present	CB Richard Ellis, Inc First Vice President	Southfield, MI
2001-2004	Real Estate Consulting Services, Inc. Senior Appraiser, Vice President	Farmington Hills, MI
1997-2001	Allen & Associates Appraisal Group, Inc. Associate Appraiser	Birmingham, MI

Valuation assignments include all types of existing as well as proposed commercial properties including industrial, multiple-family residential, office, shopping centers, vacant land, automobile dealerships, restaurants, manufactured housing/land leased communities, subdivision and condominium developments, as well as a variety of special purpose properties and mixed-use developments. Appraisal reports and market analyses prepared for mortgage financing, acquisition/disposition, property assessment/tax appeal, estate planning, and divorce.

David B. Mielnicki, SRA

CB Richard Ellis Inc., Valuation and Advisory Services
2000 Town Center, Suite 625
Southfield, MI 48075
Cell: 248.535.5166

EXPERIENCE

2009-Present	**CB Richard Ellis Inc.** Valuation Associate; prepare appraisals for residential properties and subdivisions Southfield, MI
2006 - 2009	**Williams & Associates, Inc.** Prepare residential and commercial appraisals and run day-to-day operations. Rochester Hills, Michigan
2006-2009	**Digital Appraisals LLC** Prepare residential and commercial appraisals and run day-to-day operations. Troy, MI

EDUCATION

2008	**Appraisal Institute** SRA Designated Appraiser
2005	**Michigan State University** B.A. - Finance East Lansing, Michigan

LICENSES HELD

Certified General Appraiser - State of Michigan - #1201071119

APPRAISAL COURSES COMPLETED

Appraisal Institute

Michigan Laws & Rules
Online Business Practices and Ethics
Appraisal Challenges: Declining Markets and Sales Concessions
Online Residential Sales Comparison and Income Approach
Advanced Residential Report Writing, Pt. II
Adv. Residential Applications & Case Studies, Pt. I
Residential Report Writing and Case Studies
Online Apartment Appraisal, Concepts & Applications
Residential Site Valuation and Cost Approach
Residential Market Analysis and Highest & Best Use
Real Estate Finance Statistics and Valuation Modeling

Other	Real Estate Appraisal I Real Estate Appraisal II USPAP Introduction to Income Property Appraisal Residential Income Appraisal Development Advanced Income Analysis and Investment Land 101 Narrative Appraisal Report Writing

Exhibit 99.4



SALEM TOWNSHIP LAND
South of N Territorial Rd/West of Gotfredson Rd
Salem Township, Washtenaw County, MI 48170
CBRE File No. 11-156DT-0019-02

Summary Appraisal Report

Prepared For:

John Medland, CFA
Vice President
BLAIR FRANKLIN CAPITAL PARTNERS INC.
Commerce Court West, Suite 1905
199 Bay Street, P.O. Box 147
Toronto, Ontario M5L 1E2

VALUATION & ADVISORY SERVICES


CBRE
CB RICHARD ELLIS


CB RICHARD ELLIS

2000 Town Center, #500
Southfield, MI 48075

T (248) 351-2070
F (248) 351-2050

www.cbre.com

January 26, 2011

John Medland, CFA
Vice President
BLAIR FRANKLIN CAPITAL PARTNERS INC.
Commerce Court West, Suite 1905
199 Bay Street, P.O. Box 147
Toronto, Ontario M5L 1E2

RE: Appraisal of Salem Township Land
South of N Territorial Rd/West of Gotfredson Rd
Salem Township, Washtenaw County, MI 48170
CBRE File No. 11-156DT-0019-02

Dear Mr. Medland:

At your request and authorization, CB Richard Ellis (CBRE) has prepared an appraisal of the 'as is' market value of the referenced property. Our analysis is presented in the following Summary Appraisal Report.

The subject consists of thirteen contiguous parcels that total 273.57 acres. The subject is located on the South Side of N Territorial Road and the West Side of Gotfredson Road in Salem Township, Washtenaw County, MI. The subject has about 2,753 feet of non-continuous frontage along the south side of N Territorial Road and about 639 feet of frontage on the west side of Gotfredson Road.

Of the 13 subject parcels, 12 are zoned AR-Agriculture Residential and one is zoned MR-Multiple Family Residential. The one parcel that is zoned MR-Multiple Family Residential is A-01-26-400-004. The township zoning department indicated that this parcel cannot be developed into a residential use until municipal water and sewer is brought to the site.

According to Salem Township, the winter 2010 taxes have not yet been paid. The amount due is $1,677. The subject property is not currently listed for sale. According to the Washtenaw County Register of Deeds, the current owner of the subject property acquired the property between October 2000 and January 2001. The 13 subject parcels were purchased, as part of an assemblage, in five separate transactions for a total consideration of $3,184,500 or about $11,600 per acre. The subject property is more fully described, legally and physically, within the following report.

Based on the analysis contained in the following report, the market value of the subject is concluded as follows:

MARKET VALUE CONCLUSION			
Appraisal Premise	**Interest Appraised**	**Date of Value**	**Value Conclusion**
As Is	Fee Simple Estate	January 14, 2011	$900,000
Compiled by CBRE			

Data, information, and calculations leading to the value conclusion are incorporated in the report following this letter. The report, in its entirety, including all assumptions and limiting conditions, is an integral part of, and inseparable from, this letter.

The following appraisal sets forth the most pertinent data gathered, the techniques employed, and the reasoning leading to the opinion of value. The analyses, opinions and conclusions were developed based on, and this report has been prepared in conformance with, our interpretation of the guidelines and recommendations set forth in the Uniform Standards of Professional Appraisal Practice (USPAP), the requirements of the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute. It also conforms to the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (FIRREA) and Title XI Regulations.

CBRE hereby expressly grants to Client the right to copy this report and distribute it to other parties in the transaction for which this report has been prepared, including employees of Client, other lenders in the transaction, and the borrower, if any. It has been a pleasure to assist you in this assignment. If you have any questions concerning the analysis, or if CBRE can be of further service, please contact us.

Respectfully submitted,

CBRE - VALUATION & ADVISORY SERVICES

David B. Mielnicki, SRA
Appraiser
Certified General Appraiser-
State of Michigan
License No. 1201071119
Expires 7/31/2011
Phone: 248-351-2056
Fax: 248-351-2050
Dave.mielnicki@cbre.com

Jeffrey C. Jozwick, MAI
First Vice President
Certified General Appraiser-
State of Michigan
License No. 1201006193
Expires 7/31/2011
Phone: 248-351-2090
Fax: 248-351-2050
Jeff.jozwick@cbre.com

Marshall Brulez, MAI, MRCIS
Managing Director
Certified General Appraiser-
State of Michigan
License No. 1201004884
Expires 7/31/2011
Phone: 248-351-2070
Fax: 248-351-2050
Marshall.brulez@cbre.com


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CB RICHARD ELLIS

CERTIFICATION OF THE APPRAISAL

We certify to the best of our knowledge and belief:

1. The statements of fact contained in this report are true and correct.
2. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are our personal, impartial and unbiased professional analyses, opinions, and conclusions.
3. We have no present or prospective interest in or bias with respect to the property that is the subject of this report and have no personal interest in or bias with respect to the parties involved with this assignment.
4. Our engagement in this assignment was not contingent upon developing or reporting predetermined results.
5. Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
6. This appraisal assignment was not based upon a requested minimum valuation, a specific valuation, or the approval of a loan.
7. Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice, as well as the requirements of the State of MI.
8. The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.
9. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.
10. As of the date of this report, David Mielnicki, SRA, Jeff Jozwick, MAI and Marshall Brulez MAI, MRICS have completed the continuing education program of the Appraisal Institute.
11. As of the date of this report, David Mielnicki, SRA, Jeff Jozwick, MAI and Marshall Brulez, MAI, MRICS have completed the Standards and Ethics Education Requirement of the Appraisal Institute for Associate Members.
12. David Mielnicki, SRA has and Jeff Jozwick, MAI and Marshall Brulez MAI, MRICS have not made a personal inspection of the property that is the subject of this report.
13. No one provided significant real property appraisal assistance to the persons signing this report.
14. Valuation & Advisory Services operates as an independent economic entity within CBRE. Although employees of other CBRE divisions may be contacted as a part of our routine market research investigations, absolute client confidentiality and privacy were maintained at all times with regard to this assignment without conflict of interest.
15. In Michigan, appraisers are required to be licensed/certified and are regulated by the Michigan Department of Consumer and Industry Services, Licensing Division, PO Box 30018 Lansing, Michigan 48909.
16. Marshall Brulez, MAI, MRICS, Jeff Jozwick, MAI and David Mielnicki, SRA, have not provided real estate related services on this property in the three years prior to accepting this assignment.

David B. Mielnicki, SRA
Appraiser
Certified General Appraiser-
State of Michigan
License No. 1201071119
Expires 7/31/2011
Phone: 248-351-2056
Fax: 248-351-2050
Dave.mielnicki@cbre.com

Jeffrey C. Jozwick, MAI
First Vice President
Certified General Appraiser-
State of Michigan
License No. 1201006193
Expires 7/31/2011
Phone: 248-351-2090
Fax: 248-351-2050
Jeff.jozwick@cbre.com

Marshall Brulez, MAI, MRCIS
Managing Director
Certified General Appraiser-
State of Michigan
License No. 1201004884
Expires 7/31/2011
Phone: 248-351-2070
Fax: 248-351-2050
Marshall.brulez@cbre.com


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CB RICHARD ELLIS

SUBJECT PHOTOGRAPHS


Subject
Property

AERIAL VIEW


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CB RICHARD ELLIS


North Territorial Rd
N North Territorial Rd
Kathryn St
14
14

BIRD'S EYE VIEW OF THE SUBJECT W/ OUTLINE



TYPICAL VIEW OF THE SUBJECT FACING SOUTH



TYIPCAL VIEW OF THE SUBJECT FACING SOUTH



TYPICAL VIEW OF N TERRITORIAL ROAD

SUMMARY OF SALIENT FACTS

Property Name	Salem Township Land	
Location	South of N Territorial Rd/West of Gotfredson Rd, Salem Township, Washtenaw County, MI 48170	
Assessor's Parcel Numbers		
Sub Parc Num 1	A-01-26-300-001	
Sub Parc Num 2	A-01-26-300-003	
Sub Parc Num 3	A-01-26-400-003	
Sub Parc Num 4	A-01-26-400-004	
Sub Parc Num 5	A-01-26-400-009	
Sub Parc Num 6	A-01-26-400-010	
Sub Parc Num 7	A-01-26-400-019	
Sub Parc Num 8	A-01-26-400-020	
Sub Parc Num 9	A-01-26-400-021	
Sub Parc Num 10	A-01-26-400-022	
Sub Parc Num 11	A-01-35-100-002	
Sub Parc Num 12	A-01-35-200-001	
Sub Parc Num 13	A-01-35-200-008	
Highest and Best Use		
As If Vacant	Agricultural	
Property Rights Appraised	Fee Simple Estate	
Date of Inspection	January 14, 2011	
Land Area	273.57 AC	11,916,709 SF
Estimated Marketing/Exposure Time	12-24 Months	

CONCLUDED MARKET VALUE			
Appraisal Premise	**Interest Appraised**	**Date of Value**	**Value**
As Is	Fee Simple Estate	January 14, 2011	$900,000

Compiled by CBRE

STRENGTHS, WEAKNESSES, OPPORTUNITIES AND THREATS (SWOT)

Strengths and weaknesses are internal to the subject; opportunities & threats are external to the subject

Strengths

- The subject is located close to Gotfredson Road which supplies on/off access to M-14.
- The subject has road frontage on two main roads (N Territorial Road and Gotfredson Road).

Weaknesses

- The subject is located on the edge of the majority of residential development that stretches out from the Detroit-metro area.


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Opportunities

- None.

Threats

- A decline in demand for residential properties has led to an oversupply of single-family homes and an oversupply of developed single-family lots in the market area. New residential development in the market area has stalled and in most cases construction has stopped all together. Many prospective developments have been put on hold until the market is more in balance and demand warrants development.

EXTRAORDINARY ASSUMPTIONS & HYPOTHETICAL CONDITIONS

Extraordinary assumptions are defined by the Uniform Standards of Professional Appraisal Practice as "..an assumption, directly related to a specific assignment, which, if found to be false, could alter the appraiser's opinions or conclusions. Extraordinary assumptions presume as fact otherwise uncertain information about physical, legal or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about the integrity of data used in an analysis." This appraisal employs the following extraordinary assumptions:

- None

Hypothetical conditions are defined by the Uniform Standards of Professional Appraisal Practice as "..that which is contrary to what exists but is supposed for the purpose of analysis. Hypothetical conditions assume conditions contrary to known facts about physical, legal, or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about the integrity of data used in the analysis." This appraisal employs the following hypothetical conditions:

- Per the request of the client, the appraisal is to only include the land as if vacant and any improvements on the site are not to be included in the appraisal. Therefore, the appraisal is based on the hypothetical condition that parcels A-01-26-400-003, A-01-26-400-019 and A-01-26-400-021 are not improved. Parcel A-01-26-400-003 is improved with a pole barn that was built in 1982. Parcel A-01-26-400-019 is improved with a house that was built in 1980 and a pole barn that was built in 1984. Parcel A-01-26-400-021 is improved with a house that was built in 1987.


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TABLE OF CONTENTS


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CB RICHARD ELLIS

INTRODUCTION

Property Identification:	Salem Township Land	
Location:	South of N Territorial Rd/West of Gotfredson Rd, Salem Township, MI	
Assessor's Parcel Number:	Multiple	
Property History:		
Current Owner:	Sarlen LLC	
Current Asking Price:	N/A	
Previous Sale Date:	N/A	
Previous Sale Price:	N/A	
Other Sales - Past 3 Years:	See Below	
Appraisal Premise:	***Date of Value:***	***Property Rights Appraised:***
As Is	January 14, 2011	Fee Simple Estate
Date of Inspection:	January 14, 2011	
Date of Report:	January 26, 2011	
Intended Use & User of Report:	The intended user of this appraisal is Blair Franklin Capital Partners Inc. The intended use is for financial reporting purposes.	
Special Appraisal Instructions:	None noted	
Estimated Exposure/Marketing Time	12-24 Months	

PROPERTY IDENTIFICATION

The subject property is located on the South Side of N Territorial Road and the West Side of Gotfredson Road in Salem Township, Washtenaw County, MI. The subject is designated by 13 individual parcel ID numbers. Information regarding the legal description's can be found in the addenda section of the report.

OWNERSHIP AND PROPERTY HISTORY

The subject property is currently vested in the name of Sarlen LLC. The subject property has not sold or transferred in the last three years. Furthermore, the subject property is not currently listed for sale.

According to the Washtenaw County Register of Deeds, the current owner of the subject property acquired the property between October 2000 and January 2001. The 13 subject parcels were purchased, as part of an assemblage, in five separate transactions for a total consideration of $3,184,500 or about $11,600 per acre.


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PREMISE OF THE APPRAISAL

The following table illustrates the various dates associated with the valuation of the subject, the valuation premise(s) and the rights appraised for each premise/date:

PREMISE OF THE APPRAISAL		
Item	Date	Interest Appraised
Date of Report:	January 26, 2011	
Date of Inspection:	January 14, 2011	
Date of Value		
As Is:	January 14, 2011	Fee Simple Estate
Compiled by CBRE		

PURPOSE OF THE APPRAISAL

The purpose of this appraisal is to estimate the 'as is' market value of the subject property. The current economic definition of market value agreed upon by agencies that regulate federal financial institutions in the U.S. (and used herein) is as follows:

The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

1. buyer and seller are typically motivated;
2. both parties are well informed or well advised, and acting in what they consider their own best interests;
3. a reasonable time is allowed for exposure in the open market;
4. payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and
5. the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale. [1]

TERMS AND DEFINITIONS

The Glossary of Terms in the Addenda provides definitions for additional terms that are, and may be used in this appraisal.

---

[1] Office of Comptroller of the Currency (OCC), 12 CFR Part 34, Subpart C – Appraisals, 34.42 (g); Office of Thrift Supervision (OTS), 12 CFR 564.2 (g); Appraisal Institute, *The Dictionary of Real Estate Appraisal*, 4th ed. (Chicago: Appraisal Institute, 2002), 177-178. This is also compatible with the RTC, FDIC, FRS and NCUA definitions of market value as well as the example referenced in the *Uniform Standards of Professional Appraisal Practice (USPAP)*.


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INTENDED USE AND USER OF REPORT

The intended user of this appraisal is Blair Franklin Capital Partners Inc. The intended use is for financial reporting purposes.

SCOPE OF WORK

The scope of the assignment relates to the extent and manner in which research is conducted, data is gathered and analysis is applied, all based upon the following problem-identifying factors stated elsewhere in this report:

- Client
- Intended use
- Intended user
- Type of opinion
- Effective date of opinion
- Relevant characteristics about the subject
- Assignment conditions

This appraisal of the subject has been presented in the form of a Summary Report, which is intended to comply with the reporting requirements set forth under Standards Rule 2-2(b) of the USPAP. That is, this report incorporates a summary of all information significant to the solution of the appraisal problem. It also includes summary descriptions of the subject and the market for the subject type. CBRE completed the following steps for this assignment:

Data Resources Utilized in the Analysis

RESOURCE VERIFICATION	
Site Data	Source/Verification:
Size & Frontage	Salem Township Municipal Offices, Washtenaw County GIS Mapping
Other	Source/Verification:
Legal Description	Salem Township Municipal Offices
Zoning	Salem Township Municipal Offices
Development Status	Salem Township Municipal Offices
Tax Information	Washtenaw County Treasurer's Office

Compiled by CBRE

Extent to Which the Property is Identified

CBRE collected the relevant information about the subject from the owner (or representatives), public records and through an inspection of the subject property. The property was legally identified through the following sources:

- GIS mapping systems
- assessor's records
- legal description


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Extent to Which the Property is Inspected

CBRE inspected the subject and its surrounding environs on the effective date of appraisal. Additional physical information regarding the subject was obtained from the following sources:

- county assessor's records

Type and Extent of the Data Researched

CBRE reviewed the micro and/or macro market environments with respect to physical and economic factors relevant to the valuation process. This process included interviews with regional and/or local market participants, available published data, and other various resources. CBRE also conducted regional and/or local research with respect to the following:

- applicable tax data
- zoning requirements
- flood zone status
- demographics
- comparable data

Type and Extent of Analysis Applied

CBRE analyzed the data gathered through the use of appropriate and accepted appraisal methodology to arrive at a probable value indication via each applicable approach to value. The steps required to complete each approach are discussed in the methodology section. CBRE then correlated and reconciled the results into a reasonable and defensible value conclusion, as defined herein. A reasonable exposure time associated with the value estimate presented has also been considered.


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AREA ANALYSIS


Subject Property
Ann Arbor
Ypsilanti
Unadilla
Chalkerville
Dover
Lyndon Center
Pinckney State Recreation Area
Hudson Mills
Webster
Whitmore Lake
Northfield
Dexter
Lanewood
Fourmile Lake
Scio
Chelsea
Barton Hills
Lima Center
Jerusalem
Sylvan Center
Francisco
Notten
Rogers Corner
Superior
Ann Arbor Municipal Airport
Pittsfield
Sharon Hollow
Manchester
Saline
Mooreville
Milan
River Raisin
Clinton
Macon
Willis
Whittaker
Salem
Hayes State Park

Moody's Economy.com provides the following Ann Arbor, MI metro area economic summary as of Oct-10. The full Moody's Economy.com report is presented in the Addenda.

ANN ARBOR, MI - ECONOMIC ANALYSIS

Indicators	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Gross Metro Product (C$B)	15.1	15.0	15.2	15.1	14.8	14.7	14.0	14.5	14.9	15.4	15.8	16.1
% Change	*-0.3*	*-0.6*	*1.5*	*-1.0*	*-1.6*	*-1.1*	*-4.8*	*3.3*	*3.0*	*3.7*	*2.6*	*1.5*
Total Employment (000)	203.4	204.1	204.0	202.7	200.5	197.3	191.1	189.8	190.0	194.0	199.0	203.2
% Change	*-1.7*	*0.3*	*0.0*	*-0.6*	*-1.1*	*-1.6*	*-3.1*	*-0.7*	*0.1*	*2.1*	*2.6*	*2.1*
Unemployment Rate	4.1	4.3	4.4	4.6	4.7	5.7	8.5	8.9	8.4	7.4	6.2	5.5
Personal Income Growth	4.4	2.8	-0.4	4.0	2.7	0.2	-2.0	1.3	3.6	6.1	6.6	5.7
Population (000)	337.0	340.6	343.9	346.0	347.8	344.8	347.6	351.6	354.9	357.6	360.3	362.7
Single-Family Permits	2,153.0	1,994.0	1,441.0	627.0	490.0	278.0	210.0	457.2	905.1	1,468.5	2,089.3	2,341.1
Multifamily Permits	374.0	714.0	235.0	148.0	75.0	69.0	43.0	33.2	22.5	64.6	126.9	149.9
Existing-Home Price ($Ths)	196.0	203.6	216.4	213.1	193.4	171.8	155.0	153.7	142.4	136.7	144.6	157.3
Mortgage Originations ($Mil)	8,085.4	4,073.0	3,498.2	2,638.5	2,292.1	2,413.7	2,950.9	3,004.8	2,307.2	1,541.4	1,580.9	1,884.4
Net Migration (000)	1.6	1.5	1.2	0.0	-0.5	-5.3	0.7	2.0	1.1	0.6	0.6	0.2
Personal Bankruptcies	1,231.0	1,271.0	2,103.0	701.0	1,033.0	1,310.0	1,596.0	1,831.3	2,059.6	2,144.5	1,935.7	1,932.4

Source: Moody's Economy.com

RECENT PERFORMANCE

The Ann Arbor economy is struggling to maintain its recovery. The large state university system is no longer supporting growth, and the few industries that have been adding to payrolls are low-paying


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retail, business, and leisure/hospitality services. Therefore, it is not surprising that, in contrast to the national trend, weekly earnings across industries are still falling on a year-ago basis. The unemployment rate has fallen below 9% in recent months largely because of the stagnant labor force.

UNIVERSITIES

Ann Arbor's universities, particularly the University of Michigan, will enable the area to recover more successfully than other parts of Michigan. The ability to raise funds for research is an important reason for UM's stability. In fiscal 2010, research spending increased by 12% over the prior year, to $1.14 billion. About three-quarters of these funds came from the federal government, with the National Institutes of Health alone contributing over $500 million. This particular source of funding reflects the university's successful focus on life sciences, which has implications for Ann Arbor's growth prospects. New research facilities continue to be added. For example, the construction of a new nanotechnology research facility, called the Center of Excellence in Nano Mechanical Science & Engineering will begin this spring. The research institutes also foster private-sector growth directly through private spinoffs of university research and vendor relationships and indirectly through university employee spending. The North Campus Research Center (formerly Pfizer) is being transformed into an incubator for life science companies. UM spun off 10 startups during the last fiscal year, up from eight in fiscal 2009.

Despite the fact that UM is a public university, only one-fifth of its budget is derived from state appropriations; tuition and fees, which fund two-thirds of UM, have been growing, but this has not deterred enrollment, which is at a record 42,000 for the 2010-2011 school year.

NEW INDUSTRIES

The Ann Arbor economy's focus on knowledge-based industries and its highly educated population are enabling it to become a magnet for young professionals and for tech-based companies such as Google and engineering centers run by Toyota, Hyundai-Kia, AVL Powertrain Adaptive Materials and others. California-based Systems in Motion, which provides IT systems support, plans to create 1,085 jobs over the next five years in Ann Arbor. Powertrain Integration and New Eagle will develop software for auto engine control. Also indicative of the technology focus of the area, a new Ann Arbor venture capital firm has also been established that will invest in computer security startups.

TRANSPORTATION

Modest gains in transportation will likely be preponderated by continued cuts in the near term. After General Motors shutters its Willow Run assembly plant at the end of the year, the area surrounding the Detroit Metropolitan Airport and Willow Run Airport, named Aerotropolis, will be repositioned for new companies. A military vehicle re-furbisher has indicated some interest in the area. In addition, Ford will cut several workers at its Milan facility. Longer term, the automaker plans to in-source more workers from other countries. Ann Arbor's Rawsonville Automotive Components plant will gain workers but not until 2012.


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CONCLUSION

Ann Arbor's recovery is expected to gain momentum next year. However, growth will lag the U.S. average, and employment will not return to the prerecession peak before 2014, later than in the U.S. Longer term, growth in Ann Arbor's core universities and various tech industries will enable it to perform better than other parts of Michigan, but its location in a weak state will prevent the metro area from besting the U.S.


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NEIGHBORHOOD ANALYSIS


5 Mile Rd
Fox Hill
Worden
Tower Rd
Weed Rd
Abi Ln
Brookville
N Territorial Rd
Napier Rd
Grant
N Ridge Rd
Gotfredson Rd
Powell Rd
Subject Property
15
Joy Rd
Vorhies Rd
Warren Rd
Plymouth-Ann Arbor Rd
Berry Rd
Frain Lake
10

LOCATION

The subject is located in Salem Township which is considered a semi-rural location. Salem Township is located in the northeastern corner of Washtenaw County. The subject neighborhood is about 10 miles northeast of the city of Arbor and about 27 miles northwest of the Detroit Central Business District. Further, Michigan Highway 14 (M-14) borders the subject neighborhood to the south.

BOUNDARIES

The neighborhood boundaries are detailed as follows:

North:	N Territorial Road
South:	Michigan Highway 14 (M-14)
East:	Gotfredson Road
West:	Curtis Road

LAND USE

Given the subject's semi-rural location, the majority of land use within the subject neighborhood is vacant agricultural land. The residential land use within the neighborhood is limited to larger acreage


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sites located long main roads. There is little new residential development in the immediate neighborhood.

The majority of single-family homes within a three-mile radius of the subject may be described as homes in the $200,000 to $500,000 price range. Within a three-mile radius of the subject, about 12% of homes were built before 1969, 29% were built between 1970 and 1989, and about 59% were built after 1990. The majority of new homes in a three-mile radius of the subject have been built since 1990. The median home value within a three-mile radius is about $308,000.

ECONOMIC DEVELOPMENT

The Southeast Michigan area experienced a large amount of residential growth between 2000 and 2006. The residential market has taken a steep decline since 2006. The subject is located in Salem Township which is near the fringe of development for the Southeast Michigan area. Salem Township experienced a peak in residential growth during 2000 and 2006 as did other surrounding townships including Northfield Township, Lyon Township, Northville Township, Plymouth Township and Canton Township. The steep decline in residential demand resulted in an oversupply of vacant developed single-family lots (already improved with all horizontal infrastructure including water/sewer/electric/gas and roads).

Post 2006, the "sale for development" and development of large vacant land tracts into residential subdivisions essentially ceased. The rising unemployment rate in Michigan further led to an oversupply of single-family homes in the area. Current absorption rates of single-family lots in the area have pointed towards a five to ten year supply in the market area. This indicates that demand for the development of large land tracts into residential subdivisions is at a minimum of five to ten years down the road.

GROWTH PATTERNS

The area within a three-mile radius of the subject is mostly a newer area of residential development. This large amount of residential growth has declined dramatically over the last several years. The development of large tracts of land throughout southeast Michigan has declined rapidly over the last several years due to the decline in demand for residential properties. Construction at newer residential developments in the township has stalled due to the current oversupply of and lack of demand for residential housing. Commercial/retail growth in the area has followed suit.

ACCESS

Primary access to the neighborhood is provided by M-14, which is located less than one mile from the subject and borders the subject neighborhood to the south. M-14 is primarily a four lane variable width right-of-way that traverses the area in an east/west direction. M-14 provides access to the city of Ann Arbor to the west and the city of Detroit to the east. M-14 connects to US-23 and I-94 to the


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west and I-96 and I-275 to the east. These highways all tie into the metro-Detroit freeway system. Secondary access to the subject is provided via Gotfredson Road and North Territorial Road.

DEMOGRAPHICS

Selected neighborhood demographics in a one-, three-, and five-mile radius from the subject are shown in the following table:

SELECTED NEIGHBORHOOD DEMOGRAPHICS			
92 North Territorial Salem Township, MI	1 Mile Radius	3 Mile Radius	5 Mile Radius
Population			
2015 Population	463	11,210	47,354
2010 Population	449	10,810	46,213
2000 Population	417	9,466	39,721
1990 Population	337	5,427	27,432
Annual Growth 2010 - 2015	0.62%	0.73%	0.49%
Annual Growth 2000 - 2010	0.74%	1.34%	1.53%
Annual Growth 1990 - 2000	2.15%	5.72%	3.77%
Households			
2015 Households	163	3,887	15,603
2010 Households	158	3,768	15,262
2000 Households	145	3,341	13,001
1990 Households	114	1,903	8,603
Annual Growth 2010 - 2015	0.63%	0.62%	0.44%
Annual Growth 2000 - 2010	0.86%	1.21%	1.62%
Annual Growth 1990 - 2000	2.43%	5.79%	4.22%
Income			
2010 Median HH Inc	$83,903	$104,369	$108,205
2010 Estimated Average Household Income	$106,970	$130,894	$132,140
2010 Estimated Per Capita Income	$37,476	$45,284	$43,535
Age 25+ College Graduates - 2000	101	2,816	11,793
Age 25+ Percent College Graduates - 2010	27.3%	33.7%	32.9%

Source: CBRE

CONCLUSION

The population and number of households in a one-, three- and five-mile radius of the subject is expected to increase slightly over the next five years. The largest amount of growth came between 1990 and 2000; the growth rates have been declining since that period. The neighborhood exhibits an above average median household income with respect to Washtenaw County overall. The subject consists of thirteen contiguous parcels that total 273.57 acres. The subject property conforms well to the surrounding neighborhood area.


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MARKET ANALYSIS

A market analysis of housing trends in the area is essential in providing a snapshot of the overall health of the housing industry. This analysis provides specific data pertaining to the housing industry in Michigan and Southeast Michigan - which includes major counties. Historical figures are presented in order to establish and observe trends in the housing industry over time.

MICHIGAN OVERVIEW

The following chart illustrates the number of building permits for the state of Michigan as delineated by single-family and multi-family dwelling units from 2000 through 2010 annualized. The 2010 figures are based on preliminary data. Units include both owner-occupied housing as well as rental housing.

BUILDING PERMIT HISTORY - STATE OF MICHIGAN


50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
42,740
40,369
41,406
44,471
45,609
38,602
24,574
15,055
8,906
6,162
10,754
9,529
9,622
8,312
9,187
8,840
6,453
4,405
2,567
1,927
600
1,819
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010YTD
Annualized

Source: SOCDS

As can be seen in the graph above, single-family building permits reached a peak in 2004, with 45,609 permits issued. Multi-family permits peaked in 2001 with 9,622 permits. Overall, permit totals for 2004 – 2009 have exhibited a strong downward trend. However, there appears to be a reversal occurring in 2010 with the annualized data through July 2010 indicating an increase in both single family and multi-family building permits.


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SOUTHEAST MICHIGAN OVERVIEW

Total residential permit issuance for the Detroit CBSA, which includes nine counties, is presented below.

BUILDING PERMIT ISSUANCE TRENDS SOUTHEASTERN MICHIGAN, FOR THE PERIOD FROM 2000 THROUGH 2010 YTD ANNUALIZED											
Unit Type	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010 Annualized
Single-Family	20,394	18,364	20,198	21,508	22,628	17,698	9,432	5,066	2,475	1,634	4,440
Multi-Family	4,425	5,581	4,526	4,319	5,468	3,158	1,915	700	795	181	1,294

Annualized Data through July 2010 (Preliminary Data)

Source: SOCDS

Consistent with the State of Michigan, the Detroit CBSA experienced significant declines from 2004 to 2009 with the 2010 annualized data indicating a reversal.

RECENT PERFORMANCE

The Detroit Metro area has been experiencing slow sales for new-construction (and existing) development since mid-2005. A few explanations for this are:

- Poor economy
- Rising Unemployment
- Rising interest rates
- Auto industry bankruptcies/restructuring
- Ancillary manufacturing downsizing
- Existing high inventories within competitive developments
- Foreclosure of existing homes

The following chart presents the building permits history for major counties in the Southeastern Michigan area for the past five years.

BUILDING PERMITS - MAJOR COUNTIES


3,000
2,500
2,000
1,500
1,000
500
0
Genesee
Lapeer
Livingston
Macomb
Monroe
Oakland
St. Clair
Washtenaw
Wayne
2006 2007 2008 2009 2010 Annualized

Source: SOCDS


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As the chart illustrates, the issuance of building permits has universally declined at a dramatic pace over from 2005 to 2009 in all of the counties with a reversal occurring in many of the counties for 2010. Note that the 2010 building permits numbers are preliminary numbers.

SUBJECT SUBMARKET ANALYSIS

The subject property is located south of N Territorial Road and west of Gotfredson Road in Salem Township, Washtenaw County, MI. Salem Township has a large amount of vacant land available for future development. The market area, for analysis purposes, will discuss Salem Township and Washtenaw County.

SUBMARKET DEMAND FACTORS

The appraisers studied factors that influence demand for housing in the subject's market area, which primarily entailed analyzing the demographic and economic composition of the area as well as any new commercial developments that may create new jobs in the area, thus creating housing requirements. To this end, demographic / economic data that focuses on Washtenaw County and Salem Township were obtained and analyzed. SEMCOG and Claritas are sources for much of the data used.

FUNDAMENTAL DEMAND ANALYSIS

Fundamental analysis forecasts demand based on anticipated demographic changes. Using Washtenaw County and Salem Township area data, highlights of the demographic composition of the subject's market area are characterized as follows (please note that we have utilized the three-mile radius around the subject project):

- Based on the information provided by Claritas, an estimated 97% of the housing units are owner occupied within a three-mile radius around the subject property, compared to about 60% within the County (2000 census);
- The median household income within a three-mile radius of the subject property was estimated at $104,000 compared to $59,000 estimated for Washtenaw County;
- With regard to future demand for housing within a three-mile radius of the subject, the population is expected to increase by 400 persons between 2010 and 2015, and households are expected to increase by 119 within the same time period.

INFERRED DEMAND ANALYSIS

Inferred analysis examines historic data to estimate future events. Residential building permit data will be examined in Washtenaw County and Salem Township from years 2002 to 2010.


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Building Permit Issuance Trends
For the Period 2002 to 2010

Geograpical Location	2002	2003	2004	2005	2006	2007	2008	2009	2010	Average
Washtenaw County	2,401	2,605	2,825	1,724	695	512	280	222	312	1,286
Salem Township	34	45	27	30	12	9	4	5	6	19
Percent of County Total:	1.4%	1.7%	1.0%	1.7%	1.7%	1.8%	1.4%	2.3%	1.9%	1.5%

Source: SEMCOG

Salem Township has accounted for an average of 1.5% of Washtenaw County's total building permits since 2002. The following charts identify the building permit trends in Washtenaw County as well as Salem Township:


Washtenaw County
3,000
2,500
2,000
1,500
1,000
500
0
2002 2003 2004 2005 2006 2007 2008 2009 2010
Washtenaw County


Salem Township
50
45
40
35
30
25
20
15
10
5
0
2002 2003 2004 2005 2006 2007 2008 2009 2010
Salem Township

Permit activity in the county peaked in 2004 and has been declining since. Permit activity in the township peaked in 2003 and again in 2005, it has been declining since. These declining trends are noted across most of the Southeast Michigan region.

CONCLUSION

Washtenaw County and Salem Township have experienced a downturn in demand for residential properties, which is reflected in building permits issued over the last several years. Sales of developmental land parcels and new residential construction in the market area is slow. Overall, the residential market area is expected to recover as economic conditions in the region improve; however, the timing of such a recovery is uncertain.


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PLAT MAP


North Territorial Rd
N North Territorial Rd
Kathryn St
S Weed Rd
Gottfredson Rd
14
North Territorial Rd
N North Territorial Rd
Kathryn St
S Weed Rd
Gottfredson Rd
14

FLOOD MAP



APPROXIMATE SCALE IN FEET:
Gottfredson Road
Fleming Creek
FLOOD HAZARD BOUNDARY MAP
TOWNSHIP OF SALEM, MICHIGAN
WASHTENAW COUNTY
PAGE 2 OF 2
(SEE MAP INDEX FOR PAGES PRINTED
EFFECTIVE DATE:
MARCH 18, 1977
CONVERTED BY LETTER
EFFECTIVE 4/1/88
COMMUNITY–PANEL NUMBER
260636 0002 A
U.S. DEPARTMENT OF HOUSING AND URBAN DEVELOPMENT
This is an official copy of a portion of the above referenced flood map. It was extracted using F-MIT On-Line. This map does not reflect changes or amendments which may have been made subsequent to the date on the title block. For the latest product information about National Flood Insurance Program flood maps check the FEMA Flood Map Store at www.msc.fema.gov

SITE ANALYSIS

The following chart summarizes the salient characteristics of the subject site.

SITE SUMMARY AND ANALYSIS			
Physical Description			
Gross Site Area	273.57 Acres	11,916,709 Sq. Ft.	
Net Site Area	273.57 Acres	11,916,709 Sq. Ft.	
Primary Road Frontage	N Territorial Road	2,753 Feet	
Secondary Road Frontage	Gotfredson Road	639 Feet	
Average Depth	Irregular		
Shape	Irregular		
Topography	Generally Level, Partly Wooded, Two Creeks/Drains		
Zoning District	AR-Agriculture Residential and MR-Multiple Family Residential		
Flood Map Panel No. & Date	2606360002A	1-Apr-88	
Flood Zone	Zone X		
Adjacent Land Uses	Agricultural/Single-Family Residential		
Comparative Analysis	**Rating**		
Access	Average		
Visibility	Average		
Functional Utility	Average		
Traffic Volume	Average		
Adequacy of Utilities	Assumed adequate		
Landscaping	Average		
Drainage	Assumed adequate		
Utilities	**Provider**		**Adequacy**
Water	Well		Yes
Sewer	Septic		Yes
Natural Gas	Consumer's		Yes
Electricity	Detroit Edison		Yes
Other	**Yes**	**No**	**Unknown**
Detrimental Easements			X
Encroachments			X
Deed Restrictions			X
Reciprocal Parking Rights			X
Common Ingress/Egress			X

Source: Various sources compiled by CBRE


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COMMENTS

The subject site consists of 273.57 Acres contained in thirteen contiguous parcels. The site has about 2,753 feet of non-continuous frontage along the south side of N Territorial Road and about 639 feet of frontage on the west side of Gotfredson Road. The site is irregular in shape and has a generally level topography. The majority of the site appears to be flat tillable land with the south and southeastern corner consisting of heavy woods. Furthermore, there are two creeks/drains running through the property. Of the thirteen parcels, twelve are zoned AR-Agriculture Residential and one is zoned MR-Multiple Family Residential. More information regarding the subject's zoning is located in the Zoning Analysis section of the report. The subject is surrounded primarily by other vacant agricultural land and single-family homes on large land tracts. According to the Federal Emergency Management Agency (FEMA), the site is located in flood zone X, which is an area that is determined to be outside the 100- and 500-year floodplains. According to Salem Township the site is served by well and septic utilities.

IMPROVEMENTS

It is important to note that three of the subject parcels have improvements. They are as follows:

- Parcel A-01-26-400-003 is improved with a pole barn that was built in 1982.
- Parcel A-01-26-400-019 is improved with a house that was built in 1980 and a pole barn that was built in 1984.
- Parcel A-01-26-400-021 is improved with a house that was built in 1987.

Per the request of the client, the appraisal is to only include the land as if vacant and any improvements on the site are not to be included in the appraisal. Therefore, the appraisal is based on the hypothetical condition that parcels A-01-26-400-003, A-01-26-400-019 and A-01-26-400-021 are not improved.

CONCLUSION

The site has an average location and is afforded average access and visibility from roadway frontages. The site has average functional utility. The size of the site is average for the market area and use, and there are no known detrimental uses in the immediate vicinity. Overall, there are no known physical factors that are considered to prevent the site from development to its highest and best use.


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ZONING ANALYSIS

The following chart summarizes the subject's zoning requirements.

ZONING SUMMARY	
Current Zoning	AR-Agriculture Residential and MR-Multiple Family Residential
Legally Conforming	Yes
Uses Permitted	See Below
Zoning Change	Not Likely
Source: Planning & Zoning Dept.	

Of the 13 subject parcels, 12 are zoned AR-Agriculture Residential and one is zoned MR-Multiple Family Residential. The one parcel that is zoned MR-Multiple Family Residential is A-01-26-400-004. The township zoning department indicated that this parcel cannot be developed for residential use until municipal water and sewer is brought to the site.


26
MR
RC
35

PURPOSE

<u>AR-Agriculture Residential</u>

This district is composed of those areas of the Township whose principal use is or ought to be farming. The regulations of this district are designed to conserve, stabilize, and enhance farming and related resource utilization activities, to minimize conflicting uses of parcels, lots, buildings, and structures


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detrimental to or incompatible with these activities, and to prohibit uses of parcels, lots, buildings and structures which requires streets, drainage and other public facilities and services of a different type and quantity than those normally required by these activities.

MR-Multiple Family Residential

This district is composed of those areas of the Township whose principal use is or ought to be multiple family dwellings. The regulations of this district are designed to permit a moderate density of population and a moderate intensity of land use in those areas which are served by a public sanitary sewer system, and which abut or are adjacent to such other uses, buildings, structures, or amenities which support, complement, or serve such a density and intensity. In addition to the dwellings permitted in this zoning district, there are permitted certain residential and public uses which have been strictly regulated to make them compatible with the principle use of this district.

PERMITTED USES

AR-Agriculture Residential

- A single family dwelling.

- A parcel may be used for general and specialized farming and agricultural activities including the raising or growing of crops, plants, nursery stock, forest products, livestock, poultry, bees, and other farm animals, products and foodstuffs, and any building, structure, or greenhouse may be located thereon and used for the day-to-day operation of such activities, for the quartering, storage or preservation of said crops, plants, nursery stock, livestock, poultry, bees, animals, products, and foodstuffs until consumed on the premises or until moved to a place of collection, distribution or processing, and for the sale of crops, plants, nursery stock, products and foodstuffs raised or grown on said lot or in said building or structure, or raised by the farmer operating the lot, building, or structure provided that any lot that is idle land shall be so treated as to prevent soil erosion by wind or water.

- A parcel may be used for the raising and keeping of livestock, not as a farming activity and not for the purpose of remuneration or sale, but incidental to the principal use of the single family dwelling there situated, provided all livestock feed, other than hay, is stored in rodent proof containers, and that pens and shelters are maintained in a sanitary condition, and that such livestock are fenced in or otherwise prevented from roaming at large off the premises.

- A parcel may be used, and a building or structure located thereon for the raising or keeping of poultry, rabbits and other similar fur-bearing animals whether for profit or pleasure.

- A parcel may be used, and a building or structure located thereon for a riding academy or stable, or the raising or keeping of horses, cattle, hogs, ponies, goats, and similar livestock,



whether for profit or pleasure, upon a lot having an area not less than two (2) acres, and a width not less than one hundred and fifty (150) feet. Up to two (2) livestock on the first two (2) acres are allowed and it is required to provide an additional one (1) acre for each additional livestock. There shall be no limit in the number of livestock on a lot having ten (10) or more acres in area.

- A parcel may be used for the raising or growing of plants, trees, shrubs, and nursery stock. Any building or structure located on a parcel used for such purpose shall be secondary and incidental for such raising or growing of such products and may be used only for the storage of equipment and materials necessary for such raising or growing on such site or on parcels under the same ownership used for the same purpose. Except as provided in Section 12.02 B, above, no retail sales of products shall take place on the site. Landscape supply yards and/or contracting facilities, and storage yards shall not be allowed as part of such operation. Trucks, trailers or other equipment, not used for such on site operation shall not be allowed.

- A parcel may be used for "pick your own" agricultural products.

- Roadside stand (see definition), provided it is incidental to a permitted use and provided all of the nursery stock or other agricultural products are raised by the farmer operating the roadside stand. A roadside stand may be defined as a temporary building or structure operated for the purpose of selling only natural, unprocessed produce raised or produced by the farmer operating the roadside stand for a period not to exceed eight (8) months during any calendar year. A roadside stand shall not make a commercial district, nor shall its use be deemed a commercial activity.

- Public and private recreation areas, such as forest preserve, game refuge, recreation park and reservation, and similar public and private use of low intensity.

- Public and private conservation area and structure for the development, protection, and conservation of open space, watersheds, water, soil, forest, and wildlife resources.

- A parcel may be used for the growing, stripping, and removal there from of sod provided that said lot or portion thereof shall be reseeded after stripping by Fall of the year in which it was stripped so as to prevent actual or potential erosion by water or wind.

- Distribution lines and structures, not including buildings, of essential services, when located within an existing public or utility right-of-way, and repeater buildings of a telephone utility company when location is approved by the Township Planning Commission.

- An accessory use, building or structure.

- Home occupations, subject to the requirements of Section 60.23.


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- Family Day Care Home.
- State Licensed Residential Facility.
- Agricultural Employee Housing as an accessory use to a farm.
- Private kennels with six (6) animals or less.

MR-Multiple Family Residential

- Single-family dwelling and any use, building, or structure accessory thereto.
- Two-family dwellings and any use, building, or structure accessory thereto.
- Multiple-family dwelling and any use, building, or structure accessory thereto.
- Lines and structures of essential services.


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TAX AND ASSESSMENT DATA

The assessor in the subject municipality maintains two assessments, the Taxable Value (TV) and State Equalized Value (SEV). The Taxable Value is what the annual tax burden is based on in Michigan and its annual increase is limited to the lesser of CPI or 5%. The State Equalized Value is also reviewed each year and is to represent 50% of the property's market value. When a property sells, the State Equalized Value becomes the property's new Taxable Value. There is often a gap between the TV and the SEV if the property had not recently traded. As such, following a sale, there would be a significant increase in the annual tax burden. A market value opinion assumes a sale has/will occur, and we have therefore based our tax estimate on the State Equalized Value.

Subject Property

The resulting tax estimates for the subject property appear in the following table. The subject is located in the Plymouth Canton Public School District.

AD VALOREM TAX INFORMATION

Tax Year 2010	True Cash Value	State Equalized Value	Taxable Value	Tax Rate per $1,000	Calculated Tax Expense
Parcel					
A-01-26-300-001	$206,900	$103,450	$59,972	$40.2222	$2,412
A-01-26-300-003	$819,700	$409,850	$209,851	$22.2222	$4,663
A-01-26-400-003	$438,000	$219,000	$182,957	$22.2222	$4,066
A-01-26-400-004	$886,600	$443,300	$249,574	$22.2222	$5,546
A-01-26-400-009	$323,700	$161,850	$35,231	$22.2222	$783
A-01-26-400-010	$346,100	$173,050	$34,782	$22.2222	$773
A-01-26-400-019	$204,000	$102,000	$102,000	$22.2222	$2,267
A-01-26-400-020	$185,800	$92,900	$44,147	$40.2222	$1,776
A-01-26-400-021	$289,800	$144,900	$144,900	$40.2222	$5,828
A-01-26-400-022	$404,900	$202,450	$42,946	$40.2222	$1,727
A-01-35-100-002	$811,200	$405,600	$65,827	$42.1111	$2,772
A-01-35-200-001	$619,700	$309,850	$170,898	$42.1111	$7,197
A-01-35-200-008	$364,600	$182,300	$60,001	$42.1111	$2,527
Totals:	$5,901,000	$2,950,500	$1,403,086		$42,337

Total Current Taxes	$42,337
Projected Taxes Based on SEV	$93,208
Source: Assessor's Office	

The total current taxes for the subject property are $42,337 and the projected taxes based on the SEV are $93,208. According to Salem Township, the winter 2010 taxes have not yet been paid. The amount due is $1,677.


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HIGHEST AND BEST USE

In appraisal practice, the concept of highest and best use represents the premise upon which value is based. The four criteria the highest and best use must meet are:

- legal permissibility;
- physical possibility;
- financial feasibility; and
- maximum profitability.

The highest and best use analysis of the subject is discussed on the following pages. This analysis incorporates the information presented in the Market Analysis section, as well as any unique characteristics of the subject described previously.

HIGHEST AND BEST USE AS VACANT

The subject's zoning primarily allows for agricultural/farming type uses. Subject parcel A-01-26-400-004 is zoned MR-Multiple Family Residential which primarily allows for multi-family residential use. However, the township zoning department indicated that this parcel cannot be developed for residential use until municipal water and sewer is brought to the site. The entire subject property does not have access to municipal water and sewer. Furthermore, demand for single- and multi-family residential properties is extremely low making development not financially feasible.

The subject is of adequate size and utility to support development of any of the legally permissible uses. The subject is surrounded by mainly vacant agricultural properties and single-family homes on larger acreage sites. The market area for residential properties is currently in low demand with decreased construction activity over the last several years; there is an oversupply of residential homes/developed lots on the market. Based on current market conditions, development of a residential related use is not currently financially feasible. Based on our analysis, the highest and best use of the subject property, as if vacant, is currently for agricultural purposes. The most likely buyer of the subject is a farmer or farming related entity.

HIGHEST AND BEST USE AS IMPROVED

Per the request of the client, the appraisal is to only include the land as if vacant and any improvements on the site are not to be included in the appraisal. Therefore, the appraisal is based on the hypothetical condition that parcels A-01-26-400-003, A-01-26-400-019 and A-01-26-400-021 are not improved. Parcel A-01-26-400-003 is improved with a pole barn that was built in 1982. Parcel A-01-26-400-019 is improved with a house that was built in 1980 and a pole barn that was built in 1984. Parcel A-01-26-400-021 is improved with a house that was built in 1987.


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APPRAISAL METHODOLOGY

In appraisal practice, an approach to value is included or omitted based on its applicability to the property type being valued and the quality and quantity of information available. Based on information contained in the Thirteenth Edition of The Appraisal of Real Estate, published in 2008, depending on a specific appraisal assignment, any of the following four methods may be used to determine the market value of the fee simple interest of land:

- Sales Comparison Approach;
- Income Capitalization Procedures;
- Allocation; and
- Extraction.

The following summaries of each method are paraphrased from the text.

The first is the sales comparison approach. This is a process of analyzing sales of similar, recently sold parcels in order to derive an indication of the most probable sales price (or value) of the property being appraised. The reliability of this approach is dependent upon (a) the availability of comparable sales data, (b) the verification of the sales data regarding size, price, terms of sale, etc., (c) the degree of comparability or extent of adjustment necessary for differences between the subject and the comparables, and (d) the absence of non-typical conditions affecting the sales price. This is the primary and most reliable method used to value land (if adequate data exists).

The income capitalization procedures include three methods: land residual technique, ground rent capitalization, and Subdivision Development Analysis. A discussion of each of these three techniques is presented in the following paragraphs.

> The land residual method may be used to estimate land value when sales data on similar parcels of vacant land are lacking. This technique is based on the principle of balance and the related concept of contribution, which are concerned with equilibrium among the agents of production--i.e. labor, capital, coordination, and land. The land residual technique can be used to estimate land value when: 1) building value is known or can be accurately estimated, 2) stabilized, annual net operating income to the property is known or estimable, and 3) both building and land capitalization rates can be extracted from the market. Building value can be estimated for new or proposed buildings that represent the highest and best use of the property and have not yet incurred physical deterioration or functional obsolescence.
>
> The subdivision development method is used to value land when subdivision and development represent the highest and best use of the appraised parcel. In this method, an appraiser determines the number and size of lots that can be created from the appraised land physically, legally, and economically. The value of the underlying land is then estimated through a discounted cash flow analysis with revenues based on the achievable sale price of the finished product and expenses based on all costs required to complete and sell the finished product.


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> The ground rent capitalization procedure is predicated upon the assumption that ground rents can be capitalized at an appropriate rate to indicate the market value of a site. Ground rent is paid for the right to use and occupy the land according to the terms of the ground lease; it corresponds to the value of the landowner's interest in the land. Market-derived capitalization rates are used to convert ground rent into market value. This procedure is useful when an analysis of comparable sales of leased land indicates a range of rents and reasonable support for capitalization rates can be obtained.

The allocation method is typically used when sales are so rare that the value cannot be estimated by direct comparison. This method is based on the principle of balance and the related concept of contribution, which affirm that there is a normal or typical ratio of land value to property value for specific categories of real estate in specific locations. This ratio is generally more reliable when the subject property includes relatively new improvements. The allocation method does not produce conclusive value indications, but it can be used to establish land value when the number of vacant land sales is inadequate.

The extraction method is a variant of the allocation method in which land value is extracted from the sale price of an improved property by deducting the contribution of the improvements, which is estimated from their depreciated costs. The remaining value represents the value of the land. Value indications derived in this way are generally unpersuasive because the assessment ratios may be unreliable and the extraction method does not reflect market considerations.

METHODOLOGY APPLICABLE TO THE SUBJECT

The sales comparison approach has been used to value the subject. The cost approach and income approach are not applicable and have not been used.


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SALES COMPARISON APPRAOCH

We have chosen comparables from nearby surrounding communities based upon a combination of property characteristics, zoning, and use. Given the large size of the subject, we have expanded our search to include surrounding counties. The following map and table summarize the comparable data used in the valuation of the subject. A detailed description of each transaction is included in the addenda.



Comp 4
Comp 2
Comp 1
Comp 3
Subject Property
Owosso
Corunna
Bennington
Vernon
Swartz Creek
Burton
Atlas
Goodrich
Hadley
Durand
Laingsburg
Bancroft
Ortonville
Morrice
Antrim Center
Perry
Linden
Argentine
Fenton
Holly
Brandon Gardens
Cohoctah
Deerfield
Davisburg
Springfield
Rose Corners
Williamston
Webberville
Fowlerville
Waterford
Hartland
Highland
White Lake
Keego Harbor
Howell
Milford
Union Lake
Orchard Lake
Wolverine Lake
West Bloomfield
Birmingham
White Oak
Brighton
Wixom
Walled Lake
Franklin
Green Oak
New Hudson
Farmington Hills
Bunker Hill
Stockbridge
10 Mile Rd
Novi
Southfield
South Lyon
Farmington
Unadilla
Pinckney
Hamburg
Whitmore Lake
Lyndon Center
Webster
Livonia
Waterloo
Dexter
Northfield
Plymouth
Garden
N Holly Rd
Pontiac Trail

No.	Property Location	Type	Transaction Date	Zoning	Actual Sale Price	Adjusted Sale Price [1]	Size (Acres)	Price Per Acre
1	9750 Coon Lake Road, Iosco Twp, MI	Sale	May-09	AR, Agricultural/Residential	$250,000	$250,000	167.96	$1,488
2	S Lovejoy Rd/W Owosso Rd, Conway Twp, MI	Sale	Mar-10	AR, Agricultural/Residential	$321,012	$321,012	177.33	$1,810
3	500 Chukker Cove, Hartland Twp, MI	Contract	Jan-11	CA, Conservation Agricultural	$650,000	$650,000	161.15	$4,034
4	N of Bristol Rd, W of Morrish Rd, Clayton Twp, MI	Sale	May-09	Residential	$855,000	$855,000	277.10	$3,086
Subject	South of N Territorial Rd/West of Gotfredson Rd, Salem Township, MI	---	---	AR-Agriculture Residential and MR-Multiple Family Residential	---	---	273.57	---

SUMMARY OF COMPARABLE LAND SALES

[1] Transaction amount adjusted for cash equivalency and/or development costs (where applicable)

Compiled by CBRE



The comparable sales in the chart above are the largest agricultural comparables in the market area. These comparables are considered to be the most recent and relevant sales.

Comparable Sale One

This comparable represents the sale of land with an older airplane hangar/runway located east of Bradley Rd and north of Coon Lake Rd in Iosco Twp, MI. The site is 197.96 acres of which 20 acres is wetlands. The overall site is zoned AR, Agricultural/Residential. In May 2009, Independent Bank sold the site for $250,000. This equates to $1,488 per acre. The buyer planned to use the runway and was renting the tillable acreage, which was 84.75 acres to a farmer.

Comparable One warranted an upward adjustment for conditions of sale because it is a bank owned sale. Comparable One warranted a downward adjustment for declining market conditions since the time of sale. Comparable One also warranted an upward adjustment for its inferior amount of frontage and an upward adjustment for its inferior location. The subject is located in Salem Township which is nearer to the Detroit-metro area and is considered to be a superior location when compared to Comparable One's location in Iosco Township.

Comparable Sale Two

This comparable represents the sale of 177.33 acres of agricultural land located on the South Side of Lovejoy Road and the West Side of Owosso Road in Conway Township, Livingston County, MI. The land has well/septic utilities and has a large amount of frontage on both Owosso Road and Lovejoy Road. The shape is rectangular and the topography is generally level. Furthermore, there are wooded areas near the western portion of the site. The property sold for $321,012 or about $1,800 per acre in March 2010.

Comparable Two warranted an upward adjustment for its inferior location. The subject is located in Salem Township which is nearer to the Detroit-metro area and is considered to be a superior location when compared to Comparable Two's location in Conway Township.

Comparable Sale Three

This comparable represents the pending sale of a 161.15-acre tract of agricultural land located at 500 Chukker Cove in Hartland Township, Livingston County, MI. The property is generally level with two smaller lakes. The parcel can be described as mostly wooded with some open areas. Well and septic utilities are available to the site. The listing broker did not indicate the pending offer price. However, the listing broker did indicate that the asking price is $650,000 and the property is currently pending sale. The land is currently bank owned.

Comparable Three warranted a downward adjustment for conditions of sale. The property is currently pending sale with an asking price of $650,000. Given the decreased demand and sale activity for


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larger agricultural properties in the market area, it will likely sell for less than asking. Comparable Three also warranted an upward adjustment for its inferior amount of road frontage and a downward adjustment for its superior topography. Comparable Three has a topography that is mostly wooded and has two smaller lakes; this topography is considered superior when compared to the subject's topography.

Comparable Sale Four

This comparable represents the sale of vacant land located north of Bristol Rd, west of Morrish Rd in Clayton Twp, MI. The site totaled 277.1 acres and was zoned residential/agricultural. In May 2009, Citizens Bank sold the site to Kevin Mignault for $855,000 or $3,086 per acre. The site was listed at $1,350,000 and was on the market for 213 days.

Comparable Four warranted a downward adjustment for declining market conditions since the time of sale. Comparable Four also warranted an upward adjustment for its inferior amount of road frontage.

Based on our comparative analysis, the following chart summarizes the adjustments warranted to each comparable.

LAND SALES ADJUSTMENT GRID					
Comparable Number	1	2	3	4	Subject
Transaction Type	Sale	Sale	Contract	Sale	---
Transaction Date	May-09	Mar-10	Jan-11	May-09	---
Zoning	AR, Agricultural/ Residential	AR, Agricultural /Residential	CA, Conservation Agricultural	Residential	AR-Agriculture Residential and MR-Multiple Family Residential
Actual Sale Price	$250,000	$321,012	$650,000	$855,000	---
Adjusted Sale Price [1]	$250,000	$321,012	$650,000	$855,000	---
Size (Acres)	167.96	177.33	161.15	277.10	273.57
Price Per Acre	$1,488	$1,810	$4,034	$3,086	---
Price ($ Per AC)	$1,488	$1,810	$4,034	$3,086	
Property Rights Conveyed	0%	0%	0%	0%	
Financing Terms [1]	0%	0%	0%	0%	
Conditions of Sale	20%	0%	-20%	0%	
Market Conditions (Time)	-10%	0%	0%	-10%	
Subtotal	$1,608	$1,810	$3,227	$2,777	
Size	0%	0%	0%	0%	
Shape	0%	0%	0%	0%	
Corner	0%	0%	0%	0%	
Frontage	20%	0%	10%	20%	
Topography	0%	0%	-10%	0%	
Location	50%	50%	0%	0%	
Zoning/Density	0%	0%	0%	0%	
Utilities	0%	0%	0%	0%	
Highest & Best Use	0%	0%	0%	0%	
Total Other Adjustments	70%	50%	0%	20%	
Value Indication for Subject	$2,733	$2,715	$3,227	$3,332	

[1] Transaction amount adjusted for cash equivalency and/or development costs (where applicable)
Compiled by CBRE

CONCLUSION

The subject property has not sold/transferred in the last three years. Furthermore, the subject property is not currently listed for sale. However, according to the Washtenaw County Register of Deeds, the current owner of the subject property acquired the property between October 2000 and January 2001. The 13 subject parcels were purchased, as part of an assemblage, in five separate transactions for a total consideration of $3,184,500 or about $11,600 per acre.

The comparables indicate an adjusted range of $2,715 to $3,332 per acre with an average of $3,002 per acre. All of the comparables are considered recent and relevant sales. Comparables One, Two and Four are closed sales and Comparable Three is a pending sale. The greatest weight was given to Comparables Three and Four because they received the least amount of adjustment. Comparables One and Two received a larger location adjustment and provide support to the overall


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opinion of value. Given the primary emphasis is on Comparables Three and Four, a value near the upper end of the indicated range is considered appropriate for the subject property. The following table presents the valuation conclusion:

CONCLUDED LAND VALUE				
$ Per AC		Subject Acs.		Total
$3,000	x	273.57	=	$820,710
$3,300	x	273.57	=	$902,781
Indicated Value:				**$900,000**
		(Rounded $ Per AC)		$3,300
Compiled by CBRE				

SECONDARY LAND SALES

There were many sales considered for use in the appraisal. Some of the more similar sales, although secondary, are detailed in the chart below:

Location	Sale Price	Size (Acres)	$/Acre	Sale Date	Comments
2700 Bradley Road, Iosco Township, Livingston County, MI	$1,256,648	229.19	$5,483	August-07	Not used due to older sale date.
3980 Dutcher Road, Iosco Township, Livingston County, MI	$1,400,000	228.75	$6,120	October-07	Not used due to older sale date.
4410 Wagner Road, Lodi Township, Washtenaw County, MI	$526,650	111.99	$4,703	December-09	Not used due to smaller acreage.
E Robb Rd/N Sherwood Rd, Conway Township, Livingston County, MI	$330,000	110.73	$2,980	June-08	Not used due to smaller acreage.
3160 Pinckney Road, Marion Township, Livingston County, MI	$385,000	106.6	$3,612	May-10	Not used due to smaller acreage.
Source: CBRE					

These sales were omitted for reasons which are explained in the chart above. These sales range in size from 106.6 acres to 229.19 acres and range in sale price from $2,980 to $6,120/acre. The aforementioned sales lend support to the concluded opinion of value for the subject property.

ACTIVE LISTINGS

Given the current depressed market area and the limited amount of comparable sales, active listings often provide sound information regarding market performance. The following active listings were used to help support the opinion of value. The active listings are as follows:


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ACTIVE LISTINGS						
Location	List Price	Size (Acres)	$/Acre	Zoning	Days on Market (DOM)	Months on Market
6 Mile Road, Salem Township, Washtenaw County, Mi	$5,446,000	194.5	$28,000	Low Density Residential	1,434	48
N Territorial Rd/Gotfredson Road, Salem Township, Washtenaw County, MI	$5,355,000	153	$35,000	Low Density Residential	957	32
Seven Mile Road, Salem Township, Washtenaw County, MI	$1,799,000	83.2	$21,623	Single-Family Residential	570	19
16691 Doyle Road, Unadilla Township, Livingston County, MI	$800,000	200	$4,000	Agricultural	425	14
Crofoot Road, Village of Fowlerville, Livingston County, MI	$967,500	215	$4,500	Agricultural	409	14
44020 Hull Road, Van Buren Township, Wayne County, MI	$399,000	126.3	$3,159	Ag, Agricultural	N/A	N/A

Source: CBRE

The first three active listings represent larger tracts of land in the subject's township (Salem Township). These listings are all zoned for single-family residential development. Given the recent decline in demand for residential properties in the market area, these tracts were never developed and now the current owners are looking to sell. These three listings have a 'months on market' that ranges from 19 to 48 months. The increased months on market indicates a lack of demand for this type of property at this price. In order to achieve a sale, these list prices will have to come down. Furthermore, local brokers have indicated that list prices for the once "next in line" residential development land are continuing to fall as there is no apparent traction at current list prices.

The last three active listings represent larger tracts of agriculturally zoned land in the subject's market area. These listings indicate a price per acre ranging from $3,159 to $4,500. Given the decreased sales activity in the market area and the difficulty in obtaining financing for vacant land parcels, these listings will most likely sell for less than asking price. The last three listings help provide support to the concluded opinion of value for the subject property.

ASSUMPTIONS AND LIMITING CONDITIONS

1. Unless otherwise specifically noted in the body of the report, it is assumed that title to the property or properties appraised is clear and marketable and that there are no recorded or unrecorded matters or exceptions to title that would adversely affect marketability or value. CBRE is not aware of any title defects nor has it been advised of any unless such is specifically noted in the report. CBRE, however, has not examined title and makes no representations relative to the condition thereof. Documents dealing with liens, encumbrances, easements, deed restrictions, clouds and other conditions that may affect the quality of title have not been reviewed. Insurance against financial loss resulting in claims that may arise out of defects in the subject's title should be sought from a qualified title company that issues or insures title to real property.
2. Unless otherwise specifically noted in the body of this report, it is assumed: that the existing improvements on the property or properties being appraised are structurally sound, seismically safe and code conforming; that all building systems (mechanical/electrical, HVAC, elevator, plumbing, etc.) are in good working order with no major deferred maintenance or repair required; that the roof and exterior are in good condition and free from intrusion by the elements; that the property or properties have been engineered in such a manner that the improvements, as currently constituted, conform to all applicable local, state, and federal building codes and ordinances. CBRE professionals are not engineers and are not competent to judge matters of an engineering nature. CBRE has not retained independent structural, mechanical, electrical, or civil engineers in connection with this appraisal and, therefore, makes no representations relative to the condition of improvements. Unless otherwise specifically noted in the body of the report: no problems were brought to the attention of CBRE by ownership or management; CBRE inspected less than 100% of the entire interior and exterior portions of the improvements; and CBRE was not furnished any engineering studies by the owners or by the party requesting this appraisal. If questions in these areas are critical to the decision process of the reader, the advice of competent engineering consultants should be obtained and relied upon. It is specifically assumed that any knowledgeable and prudent purchaser would, as a precondition to closing a sale, obtain a satisfactory engineering report relative to the structural integrity of the property and the integrity of building systems. Structural problems and/or building system problems may not be visually detectable. If engineering consultants retained should report negative factors of a material nature, or if such are later discovered, relative to the condition of improvements, such information could have a substantial negative impact on the conclusions reported in this appraisal. Accordingly, if negative findings are reported by engineering consultants, CBRE reserves the right to amend the appraisal conclusions reported herein.
3. Unless otherwise stated in this report, the existence of hazardous material, which may or may not be present on the property, was not observed by the appraisers. CBRE has no knowledge of the existence of such materials on or in the property. CBRE, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea formaldehyde foam insulation, contaminated groundwater or other potentially hazardous materials may affect the value of the property. The value estimate is predicated on the assumption that there is no such material on or in the property that would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

   We have inspected, as thoroughly as possible by observation, the land; however, it was impossible to personally inspect conditions beneath the soil. Therefore, no representation is made as to these matters unless specifically considered in the appraisal.
4. All furnishings, equipment and business operations, except as specifically stated and typically considered as part of real property, have been disregarded with only real property being considered in the report unless otherwise stated. Any existing or proposed improvements, on or off-site, as well as any alterations or repairs considered, are assumed to be completed in a workmanlike manner according to standard practices based upon the information submitted to CBRE. This report may be subject to amendment upon re-inspection of the subject subsequent to repairs, modifications, alterations and completed new construction. Any estimate of Market Value is as of the date indicated; based upon the information, conditions and projected levels of operation.
5. It is assumed that all factual data furnished by the client, property owner, owner's representative, or persons designated by the client or owner to supply said data are accurate and correct unless otherwise specifically noted in the appraisal report. Unless otherwise specifically noted in the appraisal report, CBRE has no reason to believe that any of the data furnished contain any material error. Information and data referred to in this paragraph include, without being limited to, numerical street addresses, lot and block numbers, Assessor's Parcel Numbers, land dimensions, square footage area of the land, dimensions of the improvements, gross building areas, net rentable areas, usable areas, unit count, room count, rent schedules, income data, historical operating expenses, budgets, and related data. Any material error in any of the above data could have a substantial impact on the conclusions reported. Thus, CBRE reserves the right to amend conclusions reported if made aware of any such error. Accordingly, the client-addressee should carefully review all assumptions, data, relevant calculations, and conclusions within 30 days after the date of delivery of this report and should immediately notify CBRE of any questions or errors.


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6. The date of value to which any of the conclusions and opinions expressed in this report apply, is set forth in the Letter of Transmittal. Further, that the dollar amount of any value opinion herein rendered is based upon the purchasing power of the American Dollar on that date. This appraisal is based on market conditions existing as of the date of this appraisal. Under the terms of the engagement, we will have no obligation to revise this report to reflect events or conditions which occur subsequent to the date of the appraisal. However, CBRE will be available to discuss the necessity for revision resulting from changes in economic or market factors affecting the subject.
7. CBRE assumes no private deed restrictions, limiting the use of the subject in any way.
8. Unless otherwise noted in the body of the report, it is assumed that there are no mineral deposits or subsurface rights of value involved in this appraisal, whether they are gas, liquid, or solid. Nor are the rights associated with extraction or exploration of such elements considered unless otherwise stated in this appraisal report. Unless otherwise stated it is also assumed that there are no air or development rights of value that may be transferred.
9. CBRE is not aware of any contemplated public initiatives, governmental development controls, or rent controls that would significantly affect the value of the subject.
10. The estimate of Market Value, which may be defined within the body of this report, is subject to change with market fluctuations over time. Market value is highly related to exposure, time promotion effort, terms, motivation, and conclusions surrounding the offering. The value estimate(s) consider the productivity and relative attractiveness of the property, both physically and economically, on the open market.
11. Any cash flows included in the analysis are forecasts of estimated future operating characteristics are predicated on the information and assumptions contained within the report. Any projections of income, expenses and economic conditions utilized in this report are not predictions of the future. Rather, they are estimates of current market expectations of future income and expenses. The achievement of the financial projections will be affected by fluctuating economic conditions and is dependent upon other future occurrences that cannot be assured. Actual results may vary from the projections considered herein. CBRE does not warrant these forecasts will occur. Projections may be affected by circumstances beyond the current realm of knowledge or control of CBRE
12. Unless specifically set forth in the body of the report, nothing contained herein shall be construed to represent any direct or indirect recommendation of CBRE to buy, sell, or hold the properties at the value stated. Such decisions involve substantial investment strategy questions and must be specifically addressed in consultation form.
13. Also, unless otherwise noted in the body of this report, it is assumed that no changes in the present zoning ordinances or regulations governing use, density, or shape are being considered. The property is appraised assuming that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, nor national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimates contained in this report is based, unless otherwise stated.
14. This study may not be duplicated in whole or in part without the specific written consent of CBRE nor may this report or copies hereof be transmitted to third parties without said consent, which consent CBRE reserves the right to deny. Exempt from this restriction is duplication for the internal use of the client-addressee and/or transmission to attorneys, accountants, or advisors of the client-addressee. Also exempt from this restriction is transmission of the report to any court, governmental authority, or regulatory agency having jurisdiction over the party/parties for whom this appraisal was prepared, provided that this report and/or its contents shall not be published, in whole or in part, in any public document without the express written consent of CBRE which consent CBRE reserves the right to deny. Finally, this report shall not be advertised to the public or otherwise used to induce a third party to purchase the property or to make a "sale" or "offer for sale" of any "security", as such terms are defined and used in the Securities Act of 1933, as amended. Any third party, not covered by the exemptions herein, who may possess this report, is advised that they should rely on their own independently secured advice for any decision in connection with this property. CBRE shall have no accountability or responsibility to any such third party.
15. Any value estimate provided in the report applies to the entire property, and any pro ration or division of the title into fractional interests will invalidate the value estimate, unless such pro ration or division of interests has been set forth in the report.
16. The distribution of the total valuation in this report between land and improvements applies only under the existing program of utilization. Component values for land and/or buildings are not intended to be used in conjunction with any other property or appraisal and are invalid if so used.
17. The maps, plats, sketches, graphs, photographs and exhibits included in this report are for illustration purposes only and are to be utilized only to assist in visualizing matters discussed within this report. Except as specifically stated, data relative to size or area of the subject and comparable properties has been obtained from sources deemed accurate and reliable. None of the exhibits are to be removed, reproduced, or used apart from this report.
18. No opinion is intended to be expressed on matters which may require legal expertise or specialized investigation or knowledge beyond that customarily employed by real estate appraisers. Values and opinions expressed presume that


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environmental and other governmental restrictions/conditions by applicable agencies have been met, including but not limited to seismic hazards, flight patterns, decibel levels/noise envelopes, fire hazards, hillside ordinances, density, allowable uses, building codes, permits, licenses, etc. No survey, engineering study or architectural analysis has been made known to CBRE unless otherwise stated within the body of this report. If the Consultant has not been supplied with a termite inspection, survey or occupancy permit, no responsibility or representation is assumed or made for any costs associated with obtaining same or for any deficiencies discovered before or after they are obtained. No representation or warranty is made concerning obtaining these items. CBRE assumes no responsibility for any costs or consequences arising due to the need, or the lack of need, for flood hazard insurance. An agent for the Federal Flood Insurance Program should be contacted to determine the actual need for Flood Hazard Insurance.

19. Acceptance and/or use of this report constitutes full acceptance of the Contingent and Limiting Conditions and special assumptions set forth in this report. It is the responsibility of the Client, or client's designees, to read in full, comprehend and thus become aware of the aforementioned contingencies and limiting conditions. Neither the Appraiser nor CBRE assumes responsibility for any situation arising out of the Client's failure to become familiar with and understand the same. The Client is advised to retain experts in areas that fall outside the scope of the real estate appraisal/consulting profession if so desired.
20. CBRE assumes that the subject analyzed herein will be under prudent and competent management and ownership; neither inefficient nor super-efficient.
21. It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined and considered in the appraisal report.
22. No survey of the boundaries of the property was undertaken. All areas and dimensions furnished are presumed to be correct. It is further assumed that no encroachments to the realty exist.
23. The *Americans with Disabilities Act* (ADA) became effective January 26, 1992. Notwithstanding any discussion of possible readily achievable barrier removal construction items in this report, CBRE has not made a specific compliance survey and analysis of this property to determine whether it is in conformance with the various detailed requirements of the ADA. It is possible that a compliance survey of the property together with a detailed analysis of the requirements of the ADA could reveal that the property is not in compliance with one or more of the requirements of the ADA. If so, this fact could have a negative effect on the value estimated herein. Since CBRE has no specific information relating to this issue, nor is CBRE qualified to make such an assessment, the effect of any possible non-compliance with the requirements of the ADA was not considered in estimating the value of the subject.
24. Client shall not indemnify Appraiser or hold Appraiser harmless unless and only to the extent that the Client misrepresents, distorts, or provides incomplete or inaccurate appraisal results to others, which acts of the Client approximately result in damage to Appraiser. Notwithstanding the foregoing, Appraiser shall have no obligation under this Section with respect to any loss that is caused solely by the active negligence or willful misconduct of a Client and is not contributed to by any act or omission (including any failure to perform any duty imposed by law) by Appraiser. Client shall indemnify and hold Appraiser harmless from any claims, expenses, judgments or other items or costs arising as a result of the Client's failure or the failure of any of the Client's agents to provide a complete copy of the appraisal report to any third party. In the event of any litigation between the parties, the prevailing party to such litigation shall be entitled to recover, from the other, reasonable attorney fees and costs.
25. The report is for the sole use of the client; however, client may provide only complete, final copies of the appraisal report in its entirety (but not component parts) to third parties who shall review such reports in connection with loan underwriting or securitization efforts. Appraiser is not required to explain or testify as to appraisal results other than to respond to the client for routine and customary questions. Please note that our consent to allow an appraisal report prepared by CBRE or portions of such report, to become part of or be referenced in any public offering, the granting of such consent will be at our sole discretion and, if given, will be on condition that we will be provided with an Indemnification Agreement and/or Non-Reliance letter, in a form and content satisfactory to us, by a party satisfactory to us. We do consent to your submission of the reports to rating agencies, loan participants or your auditors in its entirety (but not component parts) without the need to provide us with an Indemnification Agreement and/or Non-Reliance letter.
26. As part of the client's requested scope of work, an estimate of insurable value is provided herein. CBRE has followed traditional appraisal standards to develop a reasonable calculation based upon industry practices and industry accepted publications such as the Marshal Valuation Service handbook. The methodology employed is a derivation of the cost approach which is primarily used as an academic exercise to help support the market value estimate and therefore is not reliable for Insurable Value estimates. Actual construction costs and related estimates can vary greatly from this estimate.

    This analysis should not be relied upon to determine proper insurance coverage which can only be properly estimated by consultants considered experts in cost estimation and insurance underwriting. It is provided to aid the client/reader/user as part of their overall decision making process and no representations or warranties are made by


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CBRE regarding the accuracy of this estimate and it is strongly recommend that other sources be utilized to develop any estimate of insurable value.


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ADDENDA

ADDENDUM A

GLOSSARY OF TERMS

assessed value Assessed value applies in ad valorem taxation and refers to the value of a property according to the tax rolls. Assessed value may not conform to market value, but it is usually calculated in relation to a market value base. †

cash equivalency The procedure in which the sale prices of comparable properties sold with atypical financing are adjusted to reflect typical market terms.

contract rent The actual rental income specified in a lease. ‡

disposition value The most probable price which a specified interest in real property is likely to bring under all of the following conditions: 1) Consummation of a sale will occur within a limited future marketing period specified by the client; 2) The actual market conditions currently prevailing are those to which the appraised property interest is subject; 3) The buyer and seller is each acting prudently and knowledgeably; 4) The seller is under compulsion to sell; 5) The buyer is typically motivated; 6) Both parties are acting in what they consider their best interests; 7) An adequate marketing effort will be made in the limited time allowed for the completion of a sale; 8) Payment will be made in cash in U.S. dollars or in terms of financial arrangements comparable thereto; and 9) The price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.‡

effective rent The rental rate net of financial concessions such as periods of no rent during the lease term; may be calculated on a discounted basis, reflecting the time value of money, or on a simple, straight-line basis. ‡

excess land In regard to an improved site, the land not needed to serve or support the existing improvement. In regard to a vacant site or a site considered as though vacant, the land not needed to accommodate the site's primary highest and best use. Such land may be separated from the larger site and have its own highest and best use, or it may allow for future expansion of the existing or anticipated improvement. *See also* surplus land. ‡

extraordinary assumption An assumption directly related to a specific assignment, which, if found to be false, could alter the appraiser's opinions or conclusions. Extraordinary assumptions presume as fact otherwise uncertain information about physical, legal, or economic characteristics of the subject property; or about conditions external to the property such as market conditions or trends; or about the integrity of data used in an analysis. *See also* hypothetical condition. ‡

fee simple estate Absolute ownership unencumbered by any other interest or estate, subject only to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat. ‡

floor area ratio (FAR) The relationship between the above-ground floor area of a building, as described by the building code, and the area of the plot on which it stands; in planning and zoning, often expressed as a decimal, e.g., a ratio of 2.0 indicates that the permissible floor area of a building is twice the total land area; also called *building-to-land ratio*. ‡

full service lease A lease in which rent covers all operating expenses. Typically, full service leases are combined with an *expense stop*, the expense level covered by the contract lease payment. Increases in expenses above the expense stop level are passed through to the tenant and are known as *expense pass-throughs*.

going concern value Going concern value is the value of a proven property operation. It includes the incremental value associated with the business concern, which is distinct from the value of the real estate only. Going concern value includes an intangible enhancement of the value of an operating business enterprise which is produced by the assemblage of the land, building, labor, equipment, and marketing operation. This process creates an economically viable business that is expected to continue. Going concern value refers to the total value of a property, including both real property and intangible personal property attributed to the business value. †

gross building area (GBA) The total floor area of a building, including below-grade space but excluding unenclosed areas, measured from the exterior of the walls. Gross building area for office buildings is computed by measuring to the outside finished surface of permanent outer building walls without any deductions. All enclosed floors of the building including basements, mechanical equipment floors, penthouses, and the like are included in the measurement. Parking spaces and parking garages are excluded. ‡

hypothetical condition That which is contrary to what exists but is supposed for the purpose of analysis. Hypothetical conditions assume conditions contrary to known facts about physical, legal, or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about the integrity of data used in an analysis. *See also* extraordinary assumption. ‡

investment value Investment value is the value of an investment to a particular investor based on his or her investment requirements. In contrast to market value, investment value is value to an individual, not value in the marketplace. Investment value reflects the subjective relationship between a particular investor and a given investment. When measured in dollars, investment value is the price an investor would pay for an investment in light of its perceived capacity to satisfy his or her desires,

needs, or investment goals. To estimate investment value, specific investment criteria must be known. Criteria to evaluate a real estate investment are not necessarily set down by the individual investor; they may be established by an expert on real estate and its value, that is, an appraiser. †

leased fee
See leased fee estate

leased fee estate An ownership interest held by a landlord with the right of use and occupancy conveyed by lease to others. The rights of the lessor (the leased fee owner) and the leased fee are specified by contract terms contained within the lease.‡

leasehold
See leasehold estate

leasehold estate The interest held by the lessee (the tenant or renter) through a lease conveying the rights of use and occupancy for a stated term under certain conditions.‡

liquidation value The most probable price which a specified interest in real property is likely to bring under all of the following conditions: 1) Consummation of a sale will occur within a severely limited future marketing period specified by the client; 2) The actual market conditions currently prevailing are those to which the appraised property interest is subject; 3) The buyer is acting prudently and knowledgeably; 4) The seller is under extreme compulsion to sell; 5) The buyer is typically motivated; 6) The buyer is acting in what he or she considers his or her best interests; 7) A limited marketing effort and time will be allowed for the completion of a sale; 8) Payment will be made in cash in U.S. dollars or in terms of financial arrangements comparable thereto; and 9) The price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale. ‡

market rent The most probable rent that a property should bring in a competitive and open market reflecting all conditions and restrictions of the specified lease agreement including term, rental adjustment and revaluation, permitted uses, use restrictions, and expense obligations; the lessee and lessor each acting prudently and knowledgeably, and assuming consummation of a lease contract as of a specified date and the passing of the leasehold from lessor to lessee under conditions whereby: 1) lessee and lessor are typically motivated; 2) both parties are well informed or well advised, and acting in what they consider their best interests; 3) a reasonable time is allowed for exposure in the open market; 4) the rent payment is made in terms of cash in U.S. dollars and is expressed as an amount per time period consistent with the payment schedule of the lease contract; and 5) the rental amount represents the normal consideration for the property leased unaffected by special fees or concessions granted by anyone associated with the transaction. ‡

market value Market value is one of the central concepts of the appraisal practice. Market value is differentiated from other types of value in that it is created by the collective patterns of the market. Market value means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby: 1) A reasonable time is allowed for exposure in the open market; 2) Both parties are well informed or well advised, and acting in what they consider their own best interests; 3) Buyer and seller are typically motivated; 4) Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and 5) The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.§

marketing period The time it takes an interest in real property to sell on the market subsequent to the date of an appraisal. ‡

net lease Lease in which all or some of the operating expenses are paid directly by the tenant. The landlord never takes possession of the expense payment. In a *Triple Net Lease* all operating expenses are the responsibility of the tenant, including property taxes, insurance, interior maintenance, and other miscellaneous expenses. However, management fees and exterior maintenance are often the responsibility of the lessor in a triple net lease. A *modified net lease* is one in which some expenses are paid separately by the tenant and some are included in the rent.

net rentable area (NRA) 1) The area on which rent is computed. 2) The Rentable Area of a floor shall be computed by measuring to the inside finished surface of the dominant portion of the permanent outer building walls, excluding any major vertical penetrations of the floor. No deductions shall be made for columns and projections necessary to the building. Include space such as mechanical room, janitorial room, restrooms, and lobby of the floor. *

occupancy rate The relationship or ratio between the income received from the rented units in a property and the income that would be received if all the units were occupied.‡

prospective value opinion A forecast of the value expected at a specified future date. A prospective value opinion is most frequently sought in connection with real estate projects that are proposed, under construction, or under conversion to a new us, or those that have not

achieved sellout or a stabilized level of long-term occupancy at the time the appraisal report is written. ‡

reasonable exposure time The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective opinion based upon an analysis of past events assuming a competitive and open market. ††

rent
See
full service lease
net lease
market rent
contract, coupon, face, or nominal rent
effective rent

shell rent The typical rent paid for retail, office, or industrial tenant space based on minimal "shell" interior finishes (called plain vanilla finish in some areas). Usually the landlord delivers the main building shell space or some minimum level of interior build-out, and the tenant completes the interior finish, which can include wall, ceiling, and floor finishes; mechanical systems, interior electric, and plumbing. Typically these are long-term leases with tenants paying all or most property expenses. ‡

surplus land Land not necessary to support the highest and best use of the existing improvement but, because of physical limitations, building placement, or neighborhood norms, cannot be sold off separately. Such land may or may not contribute positively to value and may or may not accommodate future expansion of an existing or anticipated improvement. *See also* excess land. ‡

usable area 1) The area actually used by individual tenants. 2) The Usable Area of an office building is computed by measuring to the finished surface of the office side of corridor and other permanent walls, to the center of partitions that separate the office from adjoining usable areas, and to the inside finished surface of the dominant portion of the permanent outer building walls. Excludes areas such as mechanical rooms, janitorial room, restrooms, lobby, and any major vertical penetrations of a multi-tenant floor. *

use value Use value is a concept based on the productivity of an economic good. Use value is the value a specific property has for a specific use. Use value focuses on the value the real estate contributes to the enterprise of which it is a part, without regard to the property's highest and best use or the monetary amount that might be realized upon its sale. †

value indication An opinion of value derived through application of the appraisal process. ‡

---

† *The Appraisal of Real Estate*, Thirteenth Edition, Appraisal Institute, 2008.

‡ *The Dictionary of Real Estate Appraisal*, Fourth Edition, Appraisal Institute, 2002.

§ Office of Comptroller of the Currency (OCC), 12 CFR Part 34, Subpart C – Appraisals, 34.42 (g); Office of Thrift Supervision (OTS), 12 CFR 564.2 (g); Appraisal Institute, *The Dictionary of Real Estate Appraisal*, 4th ed. (Chicago: Appraisal Institute, 2002), 177-178. This is also compatible with the RTC, FDIC, FRS and NCUA definitions of market value as well as the example referenced in the *Uniform Standards of Professional Appraisal Practice (USPAP).*

* 2000 BOMA Experience Exchange Report, Income/Expense Analysis for Office Buildings (Building Owners and Managers Association, 2000)

†† *Statement on Appraisal Standard No. 6*, Appraisal Standards Board of The Appraisal Foundation, September 16, 1993, revised June 15, 2004.

ADDENDUM B

LAND SALE DATA SHEETS

9750 Coon Lake Road

Location Data

Location:	**9750 Coon Lake Road** **Iosco Twp,MI 48892**
County:	**Livingston**
Assessor's Parcel No:	**4709-21-100-003**
Atlas Ref:	**N/A**

Sale Data

Transaction Type:	**Sale**
Date:	**5/2009**
Marketing Time:	**N/A**
Grantor:	**Independent Bank**
Grantee:	**Tracy Tillman**
Document No.:	**L17238**
Sale Price:	**$250,000**
Financing:	**Not Available**
Cash Eq.Price:	**$250,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$250,000**
Verification:	**Assessor, Seller**

Physical Data

Type:	**Agricultural**	
Land Area:	**Gross**	**Usable**
Acres:	**197.9600**	**167.9600**
Square Feet:	**8,623,138**	**7,316,338**
Topography:	**Gently Rolling**	
Shape:	**Irregular**	
Utilities:	**Well & Septic**	
Zoning:	**AR, Agricultural/Residential**	
Allowable Bldg Area:	**N/A**	
Floor Area Ratio:	**N/A**	
No. of units:	**N/A**	
Max FAR:	**N/A**	
Frontage:	**Bradley Rd; Coon Lake Rd**	


More...
Map
Sate

Analysis

Use At Sale:	**Vacant Land**
Proposed Use or Dev.	**Airplane Hanger/Farming**
Price Per Acre:	**$1,488**
Price Per SF of Land:	**$0.03**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**N/A**

Comments

This comparable represents the sale of land with an older airplane hanger/runway located east of Bradley Rd and north of Coon Lake Rd in Iosco Twp, MI. The site is 197.96 acres of which 20 acres is wetlands. The overall site is zoned AR, Agricultural/Residential. In May 2009, Independent Bank sold the site for $250,000. This equates to $1,488 per acre. The buyer planned to use the runway and was renting the tillable acreage, which was 84.75 acres to a farmer.

Vacant Land

Location Data

Location:	**S Lovejoy Rd/W Owosso Rd** **Conway Twp,MI 48836**
County:	**Livingston**
Assessor's Parcel No:	**4701-01-200-025**
Atlas Ref:	**N/A**

Physical Data

Type:	**Agricultural**	
Land Area:	**Gross**	**Usable**
Acres:	**177.3300**	**177.3300**
Square Feet:	**7,724,495**	**7,724,495**
Topography:	**Generally Level**	
Shape:	**Rectangular**	
Utilities:	**Well & Septic**	
Zoning:	**AR, Agricultural/Residential**	
Allowable Bldg Area:	**N/A**	
Floor Area Ratio:	**N/A**	
No. of units:	**N/A**	
Max FAR:		
Frontage:	**Lovejoy Road - 2,670'; Owosso Road - 1,140'**	

Analysis

Use At Sale:	**Vacant Land**
Proposed Use or Dev.	**Agricultural**
Price Per Acre:	**$1,810**
Price Per SF of Land:	**$0.04**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**N/A**

Sale Data

Transaction Type:	**Sale**
Date:	**3/2010**
Marketing Time:	**9 months**
Grantor:	**Joanna Mae**
Grantee:	**RSM Investments LLC**
Document No.:	**L08476**
Sale Price:	**$321,012**
Financing:	**Cash to Seller**
Cash Eq.Price:	**$321,012**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$321,012**
Verification:	**Assessing Records, RealcompOnline MLS**


ALL DIMENSIONS APPROXIMATE
PINES
WALKOUT SITES

Comments

This comparable represents the sale of 177.33 acres of agricultural land located on the South Side of Lovejoy Road and the West Side of Owosso Road in Conway Township, Livingston County, MI. The land has well/septic utilities and has a large amount of frontage on both Owosso Road and Lovejoy Road. The shape is rectangular and the topography is generally level. Furthermore, there are wooded areas near the western portion of the site. The property sold for $321,012 or about $1,800 per acre in March 2010.

Vacant Land

Location Data

Location:	**500 Chukker Cove**
	Hartland Twp,MI 48843
County:	**Livingston**
Assessor's Parcel No:	**4708-31-400-002**
Atlas Ref:	**N/A**

Sale Data

Transaction Type:	**Contract**
Date:	**1/2011**
Marketing Time:	**5 months**
Grantor:	**First National Bank**
Grantee:	**N/A**
Document No.:	**N/A**
Sale Price:	**$650,000**
Financing:	**Not Available**
Cash Eq.Price:	**$650,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$650,000**
Verification:	**Public Records, RealcompOnline**

Physical Data

Type:	**Agricultural**	
Land Area:	**Gross**	**Usable**
Acres:	**161.1500**	**161.1500**
Square Feet:	**7,019,694**	**7,019,694**
Topography:	**Generally Level**	
Shape:	**Rectangular**	
Utilities:	**Well/Septic**	
Zoning:	**CA, Conservation Agricultural**	
Allowable Bldg Area:	**N/A**	
Floor Area Ratio:	**N/A**	
No. of units:	**N/A**	
Max FAR:		
Frontage:	**1,828' along Chukker Cove;**	



Analysis

Use At Sale:	**Vacant**
Proposed Use or Dev.	**Agricultural**
Price Per Acre:	**$4,033**
Price Per SF of Land:	**$0.09**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**N/A**

Comments

This comparable represents the pending sale of a 161.15-acre tract of agricultural land located at 500 Chukker Cove in Hartland Township, Livingston County, MI. The property is generally level with two smaller lakes. The parcel can be described as mostly wooded with some open areas. Well and septic utilities are available to the site. The listing broker did not indicate the pending offer price. However, the listing broker did indicate that the asking price is $650,000 and the property is currently pending sale. The land is currently bank owned.

Vacant Land - Bristol Rd

Location Data

Location:	N of Bristol Rd, W of Morrish Rd Clayton Twp,MI 48473
County:	Genesee
Assessor's Parcel No:	04-26-400-014
Atlas Ref:	N/A

Sale Data

Transaction Type:	Sale
Date:	5/2009
Marketing Time:	N/A
Grantor:	Citizens Bank
Grantee:	Kevin Mignault
Document No.:	50041
Sale Price:	$855,000
Financing:	Not Available
Cash Eq.Price:	$855,000
Onsite/Offsite Costs:	$0
Adj. Sale Price:	$855,000
Verification:	Broker, County Records

Physical Data

Type:	Agricultural	
Land Area:	Gross	Usable
Acres:	277.1000	277.1000
Square Feet:	12,070,476	12,070,476
Topography:	Gently Rolling	
Shape:	Irregular	
Utilities:	Well/Septic	
Zoning:	Residential	
Allowable Bldg Area:	N/A	
Floor Area Ratio:	N/A	
No. of units:	N/A	
Max FAR:		
Frontage:	Bristol Rd; Morrish Rd	



Analysis

Use At Sale:	Vacant Land
Proposed Use or Dev.	Unknown
Price Per Acre:	$3,085
Price Per SF of Land:	$0.07
Price Per Unit:	N/A
Price Per SF of Bldg:	N/A

Comments

This comparable represents the sale of vacant land located north of Bristol Rd, west of Morrish Rd in Clayton Twp, MI. The site totaled 277.1 acres and was zoned residential/agricultural. In May 2009, Citizens Bank sold the site to Kevin Mignault for $855,000 or $3,086 per acre. The site was listed at $1,350,000 and was on the market for 213 days.

ADDENDUM C

LEGAL DESCRIPTION

*OLD SID - A 01-026-038-00 SM 26-16C-1 COM AT CEN OF SEC 26, TH DUEW 290.1 FT TO POB, TH S 0-12-10 E 400 FT, TH DUE W 325.2 FT, TH N 0-12-10 W 400 FT, TH DUE E 325.2 FT TO POB PART SW 1/4 SEC 26 T1S R7E 2.99 AC

*OLD SID - A 01-026-036-00 SM 26-16A E 1/2 OF SW 1/4 OF SEC 26, EXC W 543 FT OF E 833.1 FT OF N 400 FT T1S R7E 75.00 AC

*OLD SID - A 01-026-040-00 SM 26-18A-1A COM AT E 1/4 COR OF SEC 26 TH N 89-20-30 W 916.55 FT TO POB TH N 89-20-30 W 380.58 TH S 0-29-29 E 1153.10 FT, TH S 89-20-30 E 375.61 FT, TH N 0-14-44 W 1153.0 FT TO POB PART SE 1/4 T1S R7E SEC 26 10.01 AC

*OLD SID - A 01-026-039-00 SM 26-17 BEG AT S 1/4 COR OF SEC, TH N 1-39-40 W 2629.67 FT IN N&S 1/4 LINE, TH DUE E 1297.04 FT, TH S 1-09-44 E 2632.20 FT, TH W IN S/L OF SEC TO POB, BEING PART OF SE 1/4 SEC 26 T1S R7E 76.80 AC

*OLD SID - A 01-026-042-00 SM 26-18B-2 COM AT SE COR OF SEC, TH N 0DEG 59' E 928.81 FT ON E LN OF SEC TO POB, TH N 88 DEG 20' W 641.23 FT, TH N 0 DEG 44' 15" E 300 FT, TH S 88 DEG 20' E 642.5 FT, TH S 0 DEG 59' W 300 FT TO POB PART SE 1/4 SEC 26 T1S R7E 4.42 AC.

*OLD SID - A 01-026-043-00 SM 26-18B-3 COM AT SE COR OF SEC, TH N 0DEG 59' E 1228.81 FT IN E LINE OF SEC FOR A PL OF BEG,TH N 88 DEG 14'40" WEST 642.50 FT, TH N 0 DEG 44'15"EAST 338.61 FT, TH S 88 DEG 20' E 643.94 FT, TH S 0 DEG 59' E 338.61 FT IN E LINE OF SEC TO PL OF BEG, BEING PART OF E 1/2 OF SE 1/4 SEC 26 T1S-R7E 5.00 AC.

SM 26-18A-6A (006) 12-87 M.L.C. L 2393 P 839 COM AT E 1/4 COR SEC 26,TH N 89-20-30 W 648.55 FT,TH S 00-14-44 E 1153.0 FT TO POB,TH CONT S 00-14-44 E 288.0 FT,TH N 89-20-30 W 325.0 FT,TH N 00-14-44 W 288.0 FT,TH S 89-20-30 E 325.0 FT TO POB.PT OF SE 1/4SEC 26,T1S-R7E 2.15 AC

SM 26-18A-6B (006) 12-87 M.L.C. L 2393 P 839 COM AT E 1/4 COR SEC 26,TH N 89-20-30 W 648.55 FT,TH S 00-14-44 E 1441.0 FT TO POB,TH CONT S 00-14-44 E 1084.81 FT,TH S 26-33-23 W 117.99 FT,TH S 89-14-21 W 271.79 FT,TH N 00-14-44 W 1190.47 FT,TH S 89-20-30 E 325.0 FT TO POB,ALSO THT PT OF S 170.82 FT OF E 637.26 FT OF SE 1/4 LYING NWLY OF ALN DESC AS,COM AT SE COR SEC26,TH N 02-26-14 W 735 FT,THS 87-33-46 W 70 FT TO POB,THS 02-26-14 W 186.23 FT,TH S 35-03-46 W 196.75 FT,TH S 72-33-46 W 250.00 FT,TH S 54-09-16 W 180.00 FT,TH S24-03-46 W 705.46 FT TO POE.PART OF SE 1/4 SEC 26, T1S-R7E 8.84 AC

OWN REQ-MORTGAG ****FROM 0126400005 03/10/92SM 26-18A-7A COM AT E 1/4 COR OF SEC 26, TH N 89-20-30 W 1297.13 FT, TH S 0-29-29 E 1153.1 FT TO POB; TH S 0-29-29 E 288 FT, TH S 89-20-30 E 317.38 FT, TH N 0-14-44 W 288 FT, TH N 89-20-30 W 318.61 FT TO POB. PT OF SE 1/4 SEC 26 T1S R7E 2.1 AC

OWN REQ-MORTGAG ****FROM 0126400005 03/10/92SM 26-18A-7B COM AT E 1/4 COR OF SEC 26, TH N 89-20-30 W 1297.13 FT, TH S 0-29-29 E 1441.1 FT TO POB; S 0-29-29 E 1190.01 FT,TH S 89-14-21 E 312.29 FT, TH N 0-14-44 W 1190.47 FT, TH N 89-20-30 W 317.38 FT TOPOB. PT OF SE 1/4 SEC 26 T1S R7E 8.6 AC

*OLD SID - A 01-035-002-00 SM 35-2 BEG AT N 1/4 COR OF SEC, TH S 0-14-56 W 654.76 FT IN N&S 1/4 LINE, TH S 89-57- 54 E 1282.38 FT, TH N 0-28 07 W 652.46 FT, TH W IN N/L OF SEC TO POB, BEING PART OF NE 1/4 SEC 35 T1S R7E 20.00 AC

*OLD SID - A 01-035-006-00 SM 35-6 NE 1/4 OF NW 1/4 OF SEC 35 T1S R7E EXC THAT PART LYING SLY OF A LN 268 FT NLY OF C/L E BOUND ROADWAY OF M-14 39.15 AC.

*OLD SID - A 01-035-013-00 SM 35-12 S 1/2 OF NW 1/4 OF SEC 35 T1S R7E EXC THAT PART LYING SLY OF A LN 268 FT NLY OF C/L E BOUND ROADWAY OF M-14 18.51 AC.

ADDENDUM D

PRÉCIS METRO REPORT - ECONOMY.COM, INC.

ANN ARBOR



EMPLOYMENT GROWTH RANK
2009-2011
238
4th quintile
2009-2014
249
4th quintile
Best=1 Worst=392
VITALITY
RELATIVE
118%
RANK
65
U.S.=100% Best=1 Worst=384
RELATIVE COSTS
LIVING
96%
BUSINESS
98%
U.S.=100%

LIFE CYCLE PHASE Growth/Mature



RELATIVE EMPLOYMENT PERFORMANCE (1995=100)
125
120
115
110
105
100
95
95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10F 11F 12F 13F 14F
U.S.
ANN

DataBuffet® MSA code: *MANN*

2003	2004	2005	2006	2007	2008	2009	INDICATORS	2010	2011	2012	2013	2014
15.1	15.0	15.2	15.1	14.8	14.7	14.0	**Gross metro product (C$B)**	14.5	14.9	15.4	15.8	16.1
-0.3	*-0.6*	*1.5*	*-1.0*	*-1.6*	*-1.1*	*-4.8*	*% change*	*3.3*	*3.0*	*3.7*	*2.6*	*1.5*
203.4	204.1	204.0	202.7	200.5	197.3	191.1	**Total employment (000)**	189.8	190.0	194.0	199.0	203.2
-1.7	*0.3*	*-0.0*	*-0.6*	*-1.1*	*-1.6*	*-3.1*	*% change*	*-0.7*	*0.1*	*2.1*	*2.6*	*2.1*
4.1	4.3	4.4	4.6	4.7	5.7	8.5	**Unemployment rate**	8.9	8.4	7.4	6.2	5.5
4.4	2.8	-0.4	4.0	2.7	0.2	-2.0	**Personal income growth**	1.3	3.6	6.1	6.6	5.7
337.0	340.6	343.9	346.0	347.8	344.8	347.6	**Population (000)**	351.6	354.9	357.6	360.3	362.7
2,153	1,994	1,441	627	490	278	210	**Single-family permits**	457	905	1,469	2,089	2,341
374	714	235	148	75	69	43	**Multifamily permits**	33	22	65	127	150
196.0	203.6	216.4	213.1	193.4	171.8	155.0	**Existing-home price ($ths)**	153.7	142.4	136.7	144.6	157.3
8,085	4,073	3,498	2,638	2,292	2,414	2,951	**Mortgage originations ($mil)**	3,005	2,307	1,541	1,581	1,884
1.6	1.5	1.2	0.0	-0.5	-5.3	0.7	**Net migration (000)**	2.0	1.1	0.6	0.6	0.2
1,231	1,271	2,103	701	1,033	1,310	1,596	**Personal bankruptcies**	1,831	2,060	2,144	1,936	1,932

STRENGTHS & WEAKNESSES

STRENGTHS

- Good prospects for life sciences and IT.
- Stable presence of the University of Michigan and Eastern Michigan University.
- Well-educated workforce; more than half of adults hold a college degree at least.

WEAKNESSES

- High exposure to downsizing U.S. auto industry.
- Located in one of the nation's weakest states.
- Relative per capita income has fallen as good manufacturing jobs have disappeared.

CURRENT EMPLOYMENT TRENDS

SEPTEMBER 2010

% change yr ago, 3-mo MA




Total 0.5
Construction -9.9
Manufacturing -5.0
Trade -3.2
Trans/Utilities 0.2
Information -4.4
Financial Activities -2.5
Prof & Business Svcs. 8.5
Edu & Health Svcs. 0.8
Leisure & Hospitality -3.6
Other Services -2.1
Government 1.7

FORECAST RISKS

SHORT TERM ↓ LONG TERM ↑ RISK-ADJUSTED RETURN, '09-14 -0.33%

UPSIDE

- ANN becomes the center of the alternative energy and automotive battery industry.
- New owners of Ford ACH facilities maintain payrolls or expand in the area.

DOWNSIDE

- Further auto industry restructuring reduces the long-term growth path.
- Mergers and acquisitions move IT and life sciences growth out of the metro area.

ANALYSIS

Recent Performance. The Ann Arbor economy is struggling to maintain its recovery. The large state university system is no longer supporting growth, and the few industries that have been adding to payrolls are low-paying retail, business, and leisure/hospitality services. Therefore, it is not surprising that, in contrast to the national trend, weekly earnings across industries are still falling on a year-ago basis. The unemployment rate has fallen below 9% in recent months largely because of the stagnant labor force.

Universities. ANN's universities, particularly the University of Michigan, will enable the area to recover more successfully than other parts of Michigan. The ability to raise funds for research is an important reason for UM's stability. In fiscal 2010, research spending increased by 12% over the prior year, to $1.14 billion. About three-quarters of these funds came from the federal government, with the National Institutes of Health alone contributing over $500 million. This particular source of funding reflects the university's successful focus on life sciences, which has implications for ANN's growth prospects. New research facilities continue to be added. For example, the construction of a new nanotechnology research facility, called the Center of Excellence in Nano Mechanical Science & Engineering will begin this spring. The research institutes also foster private-sector growth directly through private spinoffs of university research and vendor relationships and indirectly through university employee spending. The North Campus Research Center (formerly Pfizer) is being transformed into an incubator for life science companies. UM spun off 10 startups during the last fiscal year, up from eight in fiscal 2009.

Despite the fact that UM is a public university, only one-fifth of its budget is derived from state appropriations; tuition and fees, which fund two-thirds of UM, have been growing, but this has not deterred enrollment, which is at a record 42,000 for the 2010-2011 school year.

New industries. The ANN economy's focus on knowledge-based industries and its highly educated population are enabling it to become a magnet for young professionals and for tech-based compa such as Google and engineering centers run by Toy Hyundai-Kia, AVL Powertrain Adaptive Materials and others. California-based Systems in Motion, which provides IT systems support, plans to create 1,085 jobs over the next five years in ANN. Powertrain Integration and New Eagle will develop software for auto engine control. Also indicative of the technology focus of the area, a new ANN venture capital firm has also been established that will invest in computer security startups.

Transportation. Modest gains in transportation will likely be preponderated by continued cuts in the near term. After General Motors shutters its Willow Run assembly plant at the end of the year, the area surrounding the Detroit Metropolitan Airport and Willow Run Airport, named Aerotropolis, will be repositioned for new companies. A military vehicle refurbisher has indicated some interest in the area. In addition, Ford will cut several workers at its Milan facility. Longer term, the automaker plans to insource more workers from other countries. ANN's Rawsonville Automotive Components plant will gain workers but not until 2012.

Ann Arbor's recovery is expected to gain momentum next year. However, growth will lag the U.S. average, and employment will not return to the prerecession peak before 2014, later than in the U.S. Longer term, growth in ANN's core universities and various tech industries will enable it to perform better than other parts of Michig but its location in a weak state will prevent metro area from besting the U.S.

Sophia Koropeckyj
October 2010

EMPLOYMENT & INDUSTRY

TOP EMPLOYERS

Employer	
University of Michigan	25,730
Trinity Health Corporation	4,810
Ford Motor Company	2,280
...tern Michigan University	1,961
...son Reuters	1,756
...ders Group, Inc.	887
General Motors Corporation	725
DTE Energy Company	625
Washtenaw Community Hospital	564
Edwards Bros. Inc.	447
Domino's Pizza, Inc.	416
Chrysler Group L.L.C.	414
NSK Corporation	294

Source: Crain's Detroit Business, December 2009



PUBLIC

Federal	2,907
State	54,258
Local	13,553

2009

INDUSTRIAL DIVERSITY

Most Diverse (U.S.)



1.00
0.80
0.60
0.40
0.35
0.20
0.00



Least Diverse

EMPLOYMENT VOLATILITY

Due to U.S. fluctuations — Relative to U.S.

100%
80%
60%
40%
20%
0%
49%
121
100
Not due to U.S. Due to U.S. ANN U.S.

MIGRATION FLOWS

INTO ANN ARBOR, MI	NUMBER OF MIGRANTS
Detroit, MI	4,067
Warren, MI	2,241
Jackson, MI	464
Lansing, MI	417
Chicago, IL	399
Monroe, MI	354
New York, NY	217
Flint, MI	214
Grand Rapids, MI	194
Washington, DC	170
Total In-migration	*17,204*



FROM ANN ARBOR, MI	
Detroit, MI	3,507
Warren, MI	2,146
Chicago, IL	792
Norwich, CT	656
New York, NY	528
Jackson, MI	408
Monroe, MI	329
Lansing, MI	280
Washington, DC	256
Los Angeles, CA	247
Total Out-migration	*21,177*
Net Migration	**-3,973**



COMPARATIVE EMPLOYMENT AND INCOME

Sector	% of Total Employment ANN	MI	U.S.	Average Annual Earnings ANN	MI	U.S.
Mining	0.0%	0.1%	0.5%	$19,403	$68,722	$117,938
Construction	1.8%	3.3%	4.6%	$52,113	$50,980	$52,710
...ufacturing	6.7%	11.9%	9.1%	$93,872	$77,073	$70,637
...rable	*66.6%*	*73.6%*	*61.5%*	*nd*	*$79,933*	*$71,783*
Nondurable	*33.4%*	*26.4%*	*38.5%*	*nd*	*$68,148*	*$68,675*
Transportation/Utilities	1.7%	2.9%	3.7%	$84,096	$62,755	$59,314
Wholesale Trade	2.7%	4.0%	4.3%	$75,062	$73,539	$73,175
Retail Trade	8.6%	11.7%	11.1%	$29,447	$27,029	$29,661
Information	1.9%	1.4%	2.1%	$60,202	$63,133	$88,888
Financial Activities	3.1%	4.9%	5.9%	$35,161	$36,873	$48,603
Prof. and Bus. Services	12.8%	13.1%	12.7%	$56,638	$57,232	$59,464
Educ. and Health Services	12.7%	15.8%	14.7%	$45,169	$44,136	$47,833
Leisure and Hosp. Services	7.1%	9.8%	10.0%	$17,139	$18,534	$22,976
Other Services	3.8%	4.3%	4.1%	$34,084	$31,818	$32,180
Government	37.0%	16.7%	17.2%	$57,046	$59,601	$63,226

Sources: Percent of total employment — Moody's Analytics & BLS, 2009; Average annual earnings — BEA, 2008

Net Migration, ANN

1,000
0
-1,000
-2,000
-3,000
-4,000
-5,000
-6,000
06 07 08 09

	2006	2007	2008	2009
Domestic	-1,694	-2,039	-6,799	-822
Foreign	1,707	1,575	1,525	1,527
Total	13	-464	-5,274	705

Sources: IRS (top), 2008; Census Bureau, 2009

HOUSE PRICES



200
180
160
140
120
100
80
98
01
04
07
10
ANN
U.S.

...ce: FHFA, 1996Q1=100, NSA

CREDIT QUALITY



MOODY'S RATING	Aa1 COUNTY

LEADING INDUSTRIES

NAICS	INDUSTRY	EMPLOYEES (000)
GVSL	State & Local Government	67.8
6221	General Medical and Surgical Hospitals	7.3
7221	Full-Service Restaurants	5.0
5613	Employment Services	5.0
7222	Limited-Service Eating Places	4.2
4451	Grocery Stores	4.0
5413	Architectural, Engineering, and Related Srvcs.	3.7
3363	Motor Vehicle Parts Manufacturing	3.2
GVF	Federal Government	2.9
6211	Offices of Physicians	2.9
5417	Scientific Research and Development Services	2.7
5617	Services to Buildings and Dwellings	2.1
3231	Printing and Related Support Activities	2.1
5416	Mgmnt., Scientific & Tech. Consulting Srvcs.	1.9
5415	Computer Systems Design and Related Srvcs.	1.7
	High-tech employment	9.8
	As % of total employment	5.0

Sources: BLS, Moody's Analytics, 2009

PER CAPITA INCOME



39,107
34,953
40,166
ANN
MI
U.S.

Source: Bureau of Economic Analysis, 2008

Ann Arbor Holds Up Slightly Better Than U.S.

Payroll employment, annualized % change


State & local government
Goods
Service-producing
15
10
5
0
-5
-10
-15
09Q3
09Q4
10Q1
10Q2
10Q3

Sources: BLS, Moody's Analytics

Largest Sectors Are Stable or Growing

Payroll employment, Jan 2009=100


Business/prof. services
State government
108
106
104
102
100
98
96
94
09
10

Source: BLS

Losses Elsewhere Suppress Income Growth

Average weekly earnings, % change yr ago


Ann Arbor
Michigan
U.S.
10
5
0
-5
-10
-15
-20
08
09
10

Source: BLS

Overall, the Labor Market Is at a Standstill...


Labor force, ths (R)
Unemployment rate, % (L)
10
9
8
7
6
5
4
193
191
189
187
185
183
181
07
08
09
10

Source: BLS

...And Housing Market Remains Very Weak...


Case-Shiller® Home Price Index, 2000Q1=100 (R)
Single-family housing permits, ths, SAAR (L)
2,000
1,600
1,200
800
400
0
135
125
115
105
95
85
05
06
07
08
09
10

Sources: Census Bureau, Fiserv, Moody's Analytics

...But Not as Bad as in Other Metro Areas

Foreclosure inventory per 1,000 households


Ann Arbor
Grand Rapids
Warren
Lansing
40
35
30
25
20
15
10
08
09
10

Sources: RealtyTrac, Moody's Analytics

Although ANN's housing market did not experience as big of a housing bubble as the nation on average, house prices have declined since the bubble burst more in ANN than they have nationally, by more than 30%. The value of homes is now at a 12-year low in ANN, and the correction has not yet run its course. As a result, home equity per household has eroded sharply, by more than $50,000. This loss combined with losses to income from the weak labor market will weigh on households' consumption decisions for many years.

As further evidence of the enduring impact of the housing correction on ANN's households, the inventory of foreclosures has continued to rise. This bolsters the expectation of the continued decline in house prices through mid-2011 as foreclosed homes are put on the market. Since Michigan is a nonjudicial state, houses go through the foreclosure process more quickly than in judicial states, on average in 60 days. That being said, ANN is in a much better situation than other metro areas in Michigan, and further house declines are expected to be small.

About Moody's Economy.com

Moody's Economy.com, a division of Moody's Analytics Inc., is a leading independent provider of economic research, analysis and data. As a well-recognized source of proprietary information on national and regional economies, industries, financial markets, and credit risk, we support strategic planning, product and sales forecasting, risk and sensitivity management, and investment research. Our clients include multinational corporations, governments at all levels, central banks, retailers, mutual funds, financial institutions, utilities, residential and commercial real estate firms, insurance companies, and professional investors.

With one of the largest assembled financial, economic and demographic databases, Moody's Economy.com helps companies assess what trends in consumer credit and behavior, mortgage markets, population, income, and property prices will mean for their business. Our web and print periodicals and special publications cover every U.S. state and metropolitan area; countries throughout Europe, Asia and the Americas; and the world's major cities, plus the U.S. housing market and 58 other industries. We also provide up-to-the-minute reporting and analysis on the world's major economies on our real-time Dismal Scientist web site from our offices in the U.S., the United Kingdom, and Australia. Our staff of more than 50 economists, a third of whom hold PhD's, offers wide expertise in regional economics, public finance, credit risk and sensitivity analysis, pricing, and macro and financial forecasting.

Moody's Economy.com became part of the Moody's Corporation in 2005. Moody's Economy.com is headquartered in West Chester PA, a suburb of Philadelphia, with offices in London and Sydney. More information is available at www.economy.com.

ADDENDUM E

REQUIRED CLIENT INFORMATION

VALUATION & ADVISORY SERVICES



CB Richard Ellis, Inc.
2000 Town Center, Suite 500
Southfield, MI 48075

Marshall A. Brulez, MAI, MRICS
Managing Director

January 7, 2011

John Medland, CFA
Vice President
Blair Franklin Capital Partners Inc.
Commerce Court West, Suite 1905
199 Bay Street, P.O. Box 147
Toronto, Ontario M5L 1E2
Phone: 416.304.3988
Email: jmedland@blairfranklin.com

RE: Assignment Agreement
Five Land Tracts, Various Locations, Michigan, Marylan, Florida and California, USA
See Property List

Dear Mr. Medland:

We are pleased to submit this proposal and our Terms and Conditions for the assignment related to the referenced real estate.

PROPOSAL SPECIFICATIONS	
Purpose:	To estimate the Market Value of the referenced real estate
Premise:	As Is, Land only as if vacant, any improvements on site are not to be included in values.
Rights Appraised:	Fee Simple
Intended Use:	Financial Reporting purposes
Intended User:	The intended user is Blair Franklin Capital Partners Inc.
Scope of Work:	See description of scope below.
Report Type:	Summary
Appraisal Standards:	Client Guidelines/USPAP
Appraisal Fee:	$29,000
Report Copies (Fees):	CB Richard Ellis is committed to becoming carbon neutral. You may join us in achieving this goal by accepting an electronic copy of the report in Adobe PDF format. One (1) bound final copy will be provided upon request. Current charges apply for additional copies (see Terms and Conditions.)
Expenses:	Fee includes all associated expenses
Retainer:	A retainer of ½ the total Fee is required
Payment Terms:	Final payment is due and payable upon delivery of the electronic copy of the final report or within thirty (30) days of your receipt of our draft report, whichever is sooner. If a draft report is requested, the fee is considered earned upon delivery of our draft report.

We will invoice you for the assignment in its entirety at the completion of JM

	the assignment.
Delivery Date:	Delivery of the appraisal conclusions and/or report(s) will be completed according to the following Delivery Schedule.
Delivery Schedule:	
Preliminary Value:	January 21, 2011
Draft Report:	21 days after the Start Date
Final Report:	7 days after completion of client review and authorization to deliver final reports
Delivery Instructions:	The draft report will be delivered via email to jmedland@blairfranklin.com
Start Date:	The appraisal process will start upon receipt of your signed agreement, the retainer, and the property specific data.
Acceptance Date:	Right-click to select acceptance date text

SCOPE OF WORK

The scope of work identified for this assignment includes the following steps:

Extent to Which the Property is Identified

CBRE will collect the relevant physical characteristics about the subject via a physical identification and inspection of both the interior and exterior of the subject property. The physical property will be legally identified through its postal address, assessor's records, the provided legal description and the provided title report. Economic characteristics of the subject will be identified via an analysis of leases and/or lease briefs between the lessor and lessee, recent rent roll and historical operating statements.

Extent to Which the Property is Inspected

CBRE will conduct a physical inspection of both the interior and exterior of the subject property, as well as its surrounding environs on the effective date of appraisal.

Type and Extent of the Data Researched

CBRE will physically inspect the micro and/or macro market environments with respect to physical and economic factors relevant to the valuation process. This knowledge will be expanded through interviews with regional and/or local market participants, available published data and other various resources. CBRE will also conduct regional and/or local research with respect to applicable tax data, zoning requirements, flood zone status, demographics, income and expense data, and comparable listing, sale and rental information.


CBRE
CB RICHARD ELLIS

Type and Extent of Analysis Applied

CBRE will analyze the data gathered through the use of appropriate and accepted appraisal methodology to arrive at a probable value indication via each applicable approach to value. One of the three traditional approaches to value will be considered and utilized. Only the sales comparison approach to value will be included. CBRE will then correlate and reconcile the results into a reasonable and defensible value conclusion, and estimate a reasonable exposure time and marketing time associated with the value estimate presented.

PROPERTY LIST

Property Name	Property Location	Report Type	Appraisal Fee
Howard County Lands	Laurel, Maryland 64 acres, residential	Summary – Land Only	$13,000
San Luis Rey Downs	Bonsall, California 205 acres, residential	Summary – Land Only	$4,000
Romulus Land	Romulus ,Michigan 203 acres	Summary – Land Only	$4,000
Salem Township Land	Salem Township, Michigan 273 acres, residential	Summary – Land Only	$4,000
Palm Meadows Estates	Palm Springs, FL	Summary – Land Only	$4,000


JM
CBRE
CB RICHARD ELLIS

TERMS AND CONDITIONS

Right click to select appropriate terms and conditions paragraph(s)

We appreciate this opportunity to be of service to you on this assignment. If you have additional questions, please contact us.

Sincerely,

CB RICHARD ELLIS, INC.
Valuation & Advisory Services

Marshall A. Brulez, MAI, MRICS
Managing Director
MI-1201004884
T 248.351.2070
F 248.351.2050
marshall.brulez@cbre.com

AGREED AND ACCEPTED

FOR BLAIR FRANKLIN CAPITAL PARTNERS INC.:

[signature]	Jan. 7, 2011.
Signature	Date
John Medland	Vice President
Name	Title
416-304-3988	416-368-3752
Phone Number	Fax Number
jmedland@blairfranklin.com	
E-Mail Address	


CBRE
CB RICHARD ELLIS

TERMS AND CONDITIONS

1. These Terms and Conditions, between CB Richard Ellis, Inc.-Appraisal Services (Appraiser) and the Client for whom the referenced appraisal service will be performed, shall be deemed a part of such Agreement as though set forth in full therein. The Agreement shall be governed by the laws of the state of the CB Richard Ellis, Inc. office shown on the Agreement.
2. Client is defined as the party signing the Agreement and shall be responsible for payment of the fees stipulated in the Agreement. Payment of the appraisal fee is not contingent upon any predetermined value or on an action or event resulting from the analyses, opinions, conclusions, or use of the appraisal report.
3. Final payment is due and payable upon delivery of the final report or within thirty (30) days of your receipt of our draft report, whichever is sooner. If a draft report is requested, the fee is considered earned upon delivery of our draft report.
4. If we are requested to give court testimony, an additional fee will be charged on an hourly basis at our then-prevailing hourly rate. The hourly billings pertain to court preparation, waiting and travel time, document review and preparation (excludes appraisal report) and all meetings related to court testimony.
5. In the event Client requests additional services beyond the purpose stated in the Agreement, Client agrees to pay an additional charge for such services, plus reimbursement of expenses, whether or not the completed report has been delivered to Client at the time of the request.
6. It is understood that the Client has the right to cancel this assignment at any time prior to delivery of the completed report. In such event, the Client is obligated only for the pro rated share of the fee based upon the work completed and expenses incurred, with a minimum charge of $5,000.
7. Additional copies of the appraisal reports are available at a cost of $250 per original color copy and $100 per photocopy (black and white), plus shipping cost of $30 per report.
8. In the event Client fails to make payments when due and payable, then from the date due and payable until paid the amount due and payable, shall bear interest at the maximum rate permitted in the state in which the office of Appraiser executing the Agreement is located. If Appraiser is required to institute legal action against Client relating to the Agreement, Appraiser shall be entitled to recover reasonable attorney's fees and costs from Client.
9. Appraiser assumes that there are no major or significant items that would require the expertise of a professional building contractor or engineer. If such items need to be considered in Appraiser's studies, such services are to be provided by others at a cost which is not a part of the fee proposal.
10. In the event of any dispute between Client and Appraiser relating to this Agreement, or Appraiser's or Client's performance hereunder, Appraiser and Client agree that such dispute shall be resolved by means of binding arbitration in accordance with the commercial arbitration rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator(s) may be entered in any court of competent jurisdiction. Depositions may be taken and other discovery obtained during such arbitration proceedings to the same extent as authorized in civil judicial proceedings in the state where the office of Appraiser executing this Agreement is located. The arbitrator(s) shall be limited to awarding compensatory damages and shall have no authority to award punitive, exemplary or similar type damages. The prevailing party in the arbitration proceeding shall be entitled to recover from the losing party its expenses, including the costs of arbitration proceeding, and reasonable attorney's fees.
11. Client acknowledges that Appraiser is being retained hereunder as an independent contractor to perform the services described herein and nothing in this Agreement shall be deemed to create any other relationship between Client and Appraiser. This assignment shall be deemed concluded and the services hereunder completed upon delivery to Client of the appraisal report discussed herein.
12. All statements of fact in the report which are used as the basis of the Appraiser's analyses, opinions, and conclusions will be true and correct to the best of the Appraiser's knowledge and belief. Appraiser does not make any representation or warranty, express or implied, as to the accuracy or completeness of the information or the state of affairs of the Property furnished to Appraiser by Client.
13. Appraiser shall have no responsibility for legal matters, questions of survey or title, soil or subsoil conditions, engineering, or other similar technical matters. The report will not constitute a survey of the property analyzed.
14. Client shall provide Appraiser with such materials with respect to the Assignment as are requested by Appraiser and in the possession or under the control of Client. Client shall provide Appraiser with sufficient access to the real property to be analyzed and hereby grants permission for entry, unless discussed in advance to the contrary.

JM

15. The data gathered in the course of the Assignment (except data furnished by Client) and the report prepared pursuant to the Agreement are, and will remain, the property of Appraiser. With respect to data provided by Client, Appraiser shall not violate the confidential nature of the appraiser-client relationship by improperly disclosing any confidential information furnished to Appraiser. Notwithstanding the foregoing, Appraiser is authorized by Client to disclose all or any portion of the report and the related data to appropriate representatives of the Appraisal Institute if such disclosure is required to enable Appraiser to comply with the Bylaws and Regulations of such Institute as now or hereafter in effect.
16. Unless specifically noted in the appraisal, we will not be taking into consideration the possibility of the existence of asbestos, PCB transformers, or other toxic, hazardous, or contaminated substances and/or underground storage tanks (hazardous material), or the cost of encapsulation or removal thereof. Further, Appraiser understands that there is no major or significant deferred maintenance in the property which would require the expertise of a professional cost estimator or contractor. If such repairs are needed, the estimates are to be prepared by others, and are not a part of this fee proposal.
17. Client shall indemnify and hold Appraiser fully harmless against any loss, damages, claims, or expenses of any kind whatsoever (including costs and reasonable attorneys' fees), sustained or incurred by a third party as a result of the negligence or intentional acts or omissions of Client (including any failure to perform any duty imposed by law), and for which recovery is sought against Appraiser by that third party; however, such obligation to defend and indemnify shall not apply if the claim or cause of action is based upon or arises in any way out of an act, failure to act or representation of Appraiser. Client shall indemnify and hold Appraiser harmless from any claims, expenses, judgments or other items or costs arising as a result of the Client's failure or the failure of any of the Client's agents to provide a complete copy of the appraisal report to any third party.
18. LIMITATION OF LIABILITY. EXCEPT FOR THE HOLD HARMLESS PROVISION ABOVE, ANYTHING IN THE AGREEMENT TO THE CONTRARY NOTWITHSTANDING, UNDER NO CIRCUMSTANCES WHATSOEVER SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL, PUNITIVE, OR INCIDENTAL DAMAGES OF ANY KIND WHATSOEVER. EXCEPT FOR THE HOLD HARMLESS PROVISION ABOVE, IN NO EVENT WHATSOEVER SHALL EITHER PARTY'S TOTAL LIABILITY TO THE OTHER FOR DIRECT DAMAGES UNDER THE AGREEMENT OR ANY OTHER DAMAGES WHATSOEVER EXCEED IN THE AGGREGATE THE SUM OF TEN THOUSAND DOLLARS ($10,000.00).
19. Client and its affiliates, rating agencies and a limited number of investors involved in the securitization, may use and rely upon Appraiser's report in connection with a planned loan securitization involving the subject property including, without limitation, utilizing selected information in the appraisal report in the offering documents relating to the securitization and Appraiser agrees to cooperate in answering reasonable questions by any of the above parties in connection with the securitization.

    Client agrees that it will not file, use, or permit or cause to be used in any offering documents or any other document any portion or extract of the appraisal report, or any reference to the appraisal report, without first (i) having provided the portion or portions of an offering document or other document to Appraiser for review and (ii) having obtained the prior written consent of Appraiser to any such filing, use, amendment or modification, which consent shall not be unreasonably withheld. Appraiser shall have the right to require Client to include in any offering document or other document disclosure concerning the conditions, qualifications and assumptions of the appraisal and such other disclosure concerning the appraisal as Appraiser shall reasonably require.

    Client can use the appraised value without attribution to the appraisal report, and selected information in the appraisal report, provided Client agrees that it has complied and at all times will comply, and will use Client's best efforts to cause any underwriters to comply, with all applicable Federal and state securities laws in connection with any offering, and offering document and any use of the appraisal report. Client further agrees that neither any offering document nor any other document used in connection with any offering will contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading regarding the appraisal report, or any portion or extract thereof, or any reference to the appraisal report. Appraiser represents that the information contained in the appraisal report does not contain an untrue statement of material fact or omit to state a material fact necessary to make the statement contained therein not misleading.


CBRE
CB RICHARD ELLIS

SPECIFIC PROPERTY DATA REQUEST

In order to complete this assignment in the timely manner requested, CB Richard Ellis, Inc., Valuation & Advisory Services, will require the following specific information for the property:

1. Current title report and title holder name
2. Legal description
3. Survey and/or plat map
4. Site plan for proposed or entitled development, if applicable
5. Current county property tax assessment or tax bill
6. Details on any sale, contract, or listing of the property within the past three years
7. Engineering studies, soil tests or environmental assessments
8. Ground lease, if applicable
9. Planning/Zoning application or approval, if applicable
10. Any previous market/demand studies or appraisals
11. Name and telephone number of property contact for physical inspection and additional information needed during the appraisal process
12. Any other information that might be helpful in valuing this property

If any of the requested data and information is not available, CB Richard Ellis, Inc., reserves the right to extend the delivery date by the amount of time it takes to receive the requested information or make other arrangements. Please have the requested information delivered to the following:

Marshall A. Brulez, MAI, MRICS
Managing Director
CB Richard Ellis, Inc.
Valuation & Advisory Services
2000 Town Center, Suite 500
Southfield, MI 48075


CBRE
CB RICHARD ELLIS

ADDENDUM F

QUALIFICATIONS

JENNIFER M. GRANHOLM
GOVERNOR

STATE OF MICHIGAN

A0883897

DEPARTMENT OF ENERGY, LABOR & ECONOMIC GROWTH

BOARD OF REAL ESTATE APPRAISERS
CERTIFIED GENERAL APPRAISER
LICENSE

MARSHALL ALBERT BRULEZ
24267 SUMMER LANE
FLAT ROCK MI 48134

PERMANENT I.D. NO.	EXPIRATION DATE	AUDIT NO.
1201004884	07/31/2011	2179765

THIS DOCUMENT IS DULY ISSUED UNDER THE LAWS OF THE STATE OF MICHIGAN.

A0889073

JENNIFER M. GRANHOLM
GOVERNOR

STATE OF MICHIGAN

DEPARTMENT OF ENERGY, LABOR & ECONOMIC GROWTH

BOARD OF REAL ESTATE APPRAISERS
CERTIFIED GENERAL APPRAISER
LICENSE

JEFFREY CLINTON JOZWICK
1274 BRAMBLES
WATERFORD MI 48328

PERMANENT I.D. NO	EXPIRATION DATE	AUDIT NO.
1201006193	07/31/2011	2183992

THIS DOCUMENT IS DULY ISSUED UNDER THE LAWS OF THE STATE OF MICHIGAN

JENNIFER M. GRANHOLM
GOVERNOR

A0892614

STATE OF MICHIGAN

DEPARTMENT OF ENERGY, LABOR & ECONOMIC GROWTH

BOARD OF REAL ESTATE APPRAISERS
CERTIFIED GENERAL APPRAISER
LICENSE

DAVID BRIAN MIELNICKI
2000 TOWN CENTER, SUITE 500
SOUTHFIELD MI 48075

PERMANENT I.D. NO.	EXPIRATION DATE	AUDIT NO.
1201071119	07/31/2011	2186759

THIS DOCUMENT IS DULY ISSUED UNDER THE LAWS OF THE STATE OF MICHIGAN.

QUALIFICATIONS OF
MARSHALL A. BRULEZ, MAI, MRICS
Managing Director

CB Richard Ellis Inc., Valuation and Advisory Services
2000 Town Center, Suite 500
Southfield, MI 48075-1239
(248) 351-2070

EDUCATIONAL

Bachelor of Science Degree,
Michigan State University, East Lansing, Michigan

CERTIFICATION

State Certified General Real Estate Appraiser: State of Michigan (No. 1201004884)
State Certified General Real Estate Appraiser: State of Ohio (No. 000424182)

PROFESSIONAL

Designated Member, Appraisal Institute (MAI) Member #10,278
Professional Member, Royal Institution of Chartered Surveyors, MRICS #1221426
Member, CBRE VAS National Litigation Support Practice

EMPLOYMENT EXPERIENCE

1984-1994	Various Appraisal and Consulting Firms Appraiser	Atlanta, GA
1994-1997	Treadwell & Associates Senior Appraiser	Southgate, MI
1997-2004	Real Estate Appraisal Services, Inc Commercial Group Manager	Troy, MI
2004-2008	RBS Citizens, N.A. (Charter One) Vice President – Chief Appraiser	Troy, MI
2008-Present	CB Richard Ellis, Inc Managing Director	Southfield, MI

Valuation assignments included all types of existing as well as proposed commercial, industrial, multiple-family residential and special purpose properties throughout the state of Michigan and the Midwest including apartments, office buildings, industrial manufacturing and warehouse facilities, automobile dealerships, shopping centers, restaurants, hotels, motels, manufactured home communities and a wide variety of investment and special purpose properties and unimproved land.

QUALIFICATIONS OF

JEFFREY C. JOZWICK, MAI
First Vice President

CB Richard Ellis Inc., Valuation and Advisory Services
2000 Town Center, Suite 625
Southfield, MI 48075-1239
(248) 351-2090

EDUCATIONAL

Bachelors of Business Administration – Management Concentration
Western Michigan University, Kalamazoo, Michigan

CERTIFICATION

Designated Member, Appraisal Institute (MAI), Member No. 12300

LICENSURE

Certified General Appraiser: State of Michigan (No. 1201006193)
Real Estate Sales Person: State of Michigan (No. 6501287724)

EMPLOYMENT EXPERIENCE

2004-Present	CB Richard Ellis, Inc First Vice President	Southfield, MI
2001-2004	Real Estate Consulting Services, Inc. Senior Appraiser, Vice President	Farmington Hills, MI
1997-2001	Allen & Associates Appraisal Group, Inc. Associate Appraiser	Birmingham, MI

Valuation assignments include all types of existing as well as proposed commercial properties including industrial, multiple-family residential, office, shopping centers, vacant land, automobile dealerships, restaurants, manufactured housing/land leased communities, subdivision and condominium developments, as well as a variety of special purpose properties and mixed-use developments. Appraisal reports and market analyses prepared for mortgage financing, acquisition/disposition, property assessment/tax appeal, estate planning, and divorce.

David B. Mielnicki, SRA

CB Richard Ellis Inc., Valuation and Advisory Services
2000 Town Center, Suite 625
Southfield, MI 48075
Cell: 248.535.5166

EXPERIENCE

2009-Present	**CB Richard Ellis Inc.** Valuation Associate; prepare appraisals for residential properties and subdivisions Southfield, MI
2006 - 2009	**Williams & Associates, Inc.** Prepare residential and commercial appraisals and run day-to-day operations. Rochester Hills, Michigan
2006-2009	**Digital Appraisals LLC** Prepare residential and commercial appraisals and run day-to-day operations. Troy, MI

EDUCATION

2008	**Appraisal Institute** SRA Designated Appraiser
2005	**Michigan State University** B.A. - Finance East Lansing, Michigan

LICENSES HELD

Certified General Appraiser - State of Michigan - #1201071119

APPRAISAL COURSES COMPLETED

Appraisal Institute

Michigan Laws & Rules
Online Business Practices and Ethics
Appraisal Challenges: Declining Markets and Sales Concessions
Online Residential Sales Comparison and Income Approach
Advanced Residential Report Writing, Pt. II
Adv. Residential Applications & Case Studies, Pt. I
Residential Report Writing and Case Studies
Online Apartment Appraisal, Concepts & Applications
Residential Site Valuation and Cost Approach
Residential Market Analysis and Highest & Best Use
Real Estate Finance Statistics and Valuation Modeling

Other

Real Estate Appraisal I
Real Estate Appraisal II
USPAP
Introduction to Income Property Appraisal
Residential Income Appraisal Development
Advanced Income Analysis and Investment
Land 101
Narrative Appraisal Report Writing

Exhibit 99.5



SAN LUIS REY DOWNS
5772 Camino Del Rey
Bonsall, San Diego County, California 92003
CBRE File No. 11-242NB-0036

Summary Appraisal Report

Prepared For:

John Medland, CFA
Vice President
BLAIR FRANKLIN CAPITAL PARTNERS. INC.
Commerce Court West, Suite 1905
Toronto, Ontario, Canada M5L 1E2

VALUATION & ADVISORY SERVICES


CBRE
CB RICHARD ELLIS



3501 Jamboree Road, Suite 100
Newport Beach, CA 92660

T (949) 725-8500
F (949) 725-8440

www.cbre.com

January 24, 2011

John Medland, CFA
Vice President
BLAIR FRANKLIN CAPITAL PARTNERS. INC.
Commerce Court West, Suite 1905
Toronto, Ontario, Canada M5L 1E2

RE: Appraisal of San Luis Rey Downs
5772 Camino Del Rey
Bonsall, San Diego County, California
CBRE File No 11-242NB-0036

Dear Mr. Medland:

At your request and authorization, CB Richard Ellis (CBRE) has prepared an appraisal of the market value of the referenced property. Our analysis is presented in the following Summary Appraisal Report.

At the direction of the client, the property was appraised as vacant land even though it was improved with a thoroughbred training facility. The development includes over 500 horse stalls, a one mile oval main track, a 3/8 mile training track, schooling area, equine exercise pool, turnout pens, feed barns, equipment storage and maintenance buildings, feed store, single-family residence, fencing, security/gatehouse building, cafeteria and residence building and executive office building. According to the Assessor's information, the gross area of the land is 202.12 acres.

Based on the analysis contained in the following report, the market value of the subject is concluded as follows:

MARKET VALUE CONCLUSION

Appraisal Premise	Interest Appraised	Date of Value	Value Conclusion
As Is	Fee Simple Estate	January 14, 2011	$4,000,000
Compiled by CBRE			

Data, information, and calculations leading to the value conclusion are incorporated in the report following this letter. The report, in its entirety, including all assumptions and limiting conditions, is an integral part of, and inseparable from, this letter.

The following appraisal sets forth the most pertinent data gathered, the techniques employed, and the reasoning leading to the opinion of value. The analyses, opinions and conclusions were developed based on, and this report has been prepared in conformance with, our interpretation of the guidelines and recommendations set forth in the Uniform Standards of Professional Appraisal Practice (USPAP), the requirements of the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute. It also conforms to the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (FIRREA) and Title XI Regulations.

The report is for the sole use of the client; however, client may provide only complete, final copies of the appraisal report in its entirety (but not component parts) to third parties who shall review such reports in connection with loan underwriting or securitization efforts. The appraiser is not required to explain or testify as to appraisal results other than to respond to the client for routine and customary questions. Please note that our consent to allow an appraisal report prepared by CBRE or portions of such report, to become part of or be referenced in any public offering, the granting of such consent will be at our sole discretion and, if given, will be on condition that we will be provided with an Indemnification Agreement and/or Non-Reliance letter, in a form and content satisfactory to us, by a party satisfactory to us. We do consent to your submission of the reports to rating agencies, loan participants or your auditors in its entirety (but not component parts) without the need to provide us with an Indemnification Agreement and/or Non-Reliance letter.


CBRE
CB RICHARD ELLIS

CBRE hereby expressly grants to Client the right to copy this report and distribute it to other parties in the transaction for which this report has been prepared, including employees of Client, other lenders in the transaction, and the borrower, if any. It has been a pleasure to assist you in this assignment. If you have any questions concerning the analysis, or if CBRE can be of further service, please contact us.

Respectfully submitted,

CBRE
VALUATION & ADVISORY SERVICES

Robert J. Holman
Vice President
California Certification No. AG003298

Phone: (949) 725-8408
Fax: (949) 725-8440
Email: Bob.Holman@cbre.com

Mark Prottas, MAI
Managing Director
California Certification No. AG004009

Phone: (949) 725-8411
Fax: (949) 725-8440
Email: Mark.Prottas@cbre.com
(Review and concur without property inspection)



CERTIFICATION OF THE APPRAISAL

We certify to the best of our knowledge and belief:

1. The statements of fact contained in this report are true and correct.
2. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are our personal, impartial and unbiased professional analyses, opinions, and conclusions.
3. We have no present or prospective interest in or bias with respect to the property that is the subject of this report and have no personal interest in or bias with respect to the parties involved with this assignment.
4. Our engagement in this assignment was not contingent upon developing or reporting predetermined results.
5. Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
6. This appraisal assignment was not based upon a requested minimum valuation, a specific valuation, or the approval of a loan.
7. Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice, as well as the requirements of the State of CA.
8. The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.
9. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.
10. As of the date of this report, Mark Prottas, MAI has completed the continuing education program of the Appraisal Institute.
11. As of the date of this report, Robert J. Holman has completed the Standards and Ethics Education Requirement of the Appraisal Institute for Associate Members.
12. Robert J. Holman has and Mark Prottas, MAI has not made a personal inspection of the property that is the subject of this report.
13. Edward Kahn provided significant real property appraisal assistance to the persons signing this report.
14. Valuation & Advisory Services operates as an independent economic entity within CBRE. Although employees of other CBRE divisions may be contacted as a part of our routine market research investigations, absolute client confidentiality and privacy were maintained at all times with regard to this assignment without conflict of interest.
15. CBRE has not provided real estate related services on this property in the three years prior to accepting this assignment.

Robert J. Holman
California Certification No. AG003298

Mark Prottas, MAI
California Certification No. AG004009



AERIAL PHOTOGRAPH



Approximate Site Location

AERIAL PHOTOGRAPH IS THE MOST RECENT AT THE TIME OF THE APPRAISAL

SUBJECT PHOTOGRAPHS


TRAINING CENTER

ENTRY TO THE SUBJECT PROPERTY



NORTHWESTERLY VIEW ON CAMINO DEL REY– SUBJECT ON RIGHT



SOUTHEASTERLY VIEW ON CAMINO DEL REY– SUBJECT ON LEFT



NORTHEASTERLY VIEW OVER PROPERTY FROM CAMINO DEL REY



NORTHERLY VIEW OVER EASTERN PORTION OF PROPERTY



WESTERLY VIEW OF OLDER HOME ON PROPERTY



VIEW OF STABLES FROM CENTRAL PARKING AREA



VIEW OF OFFICE BUILDING FROM CENTRAL PARKING LOT



EQUESTRIAN AND MAINTENANCE FACILITIES NEAR TRACK



NORTHWESTERLY VIEW OF TRACK



NORTHEASTERLY VIEW OF TRACK



VIEW OF HEADQUARTER BUILDING



EASTERLY VIEW FROM CAMINO DEL CIELO



NORTHERLY VIEW FROM CAMINO DEL CIELO



SOUTHERLY VIEW OVER TRACKS



SOUTHWESTERLY VIEW OVER TRACK

SUMMARY OF SALIENT FACTS

Property Name	San Luis Rey Downs	
Location	5772 Camino Del Rey, Bonsall, San Diego County, California 92003	
Assessor's Parcel Number	Multiple	
Highest and Best Use		
As If Vacant	Future Residential Development	
Property Rights Appraised	Fee Simple Estate	
Land Area	202.12 AC	8,804,347 SF
Estimated Exposure Time	6 Months	

VALUATION	***Total***	***Per SF***
Land Value	$4,000,000	$0.45

CONCLUDED MARKET VALUE			
Appraisal Premise	**Interest Appraised**	**Date of Value**	**Value**
As Is	Fee Simple Estate	January 14, 2011	$4,000,000

Compiled by CBRE

STRENGTHS, WEAKNESSES, OPPORTUNITIES AND THREATS (SWOT)

Strengths and weaknesses are internal to the subject; opportunities & threats are external to the subject

Strengths

- The property can continue to be operated as a thoroughbred training facility until residential development becomes feasible.
- San Diego County General Plan 2020 will allow for greater residential development density than currently allowed.

Weaknesses

- The property is not entitled for residential development.
- The Rainbow Municipal Water District has an indefinite moratorium on sewer connection permits.

Opportunities

- Minimal new home construction in the market area will provide limited future competition.

Threats

- The residential market is still depressed in San Diego County.
- Foreclosures and short sales continue to drive pricing in this market area.


CBRE
CB RICHARD ELLIS

- Difficulty in obtaining mortgage financing and expiration of government incentives has depressed new home sales.

EXTRAORDINARY ASSUMPTIONS AND HYPOTHETICAL CONDITIONS

- At the direction of the client, the property was appraised as if it was a vacant land parcel even though it was improved with a thoroughbred training facility. The development includes over 500 horse stalls, a one mile oval main track, a 3/8 mile training track, schooling area, equine exercise pool, turnout pens, feed barns, equipment storage and maintenance buildings, feed store, single-family residence, fencing, security/gatehouse building, cafeteria and residence building and executive office building.
- We have not included demolition costs for the existing structures as the possible interim income from the improvements during entitlement and the market recovery time frame would be an offset to such costs.



TABLE OF CONTENTS


CBRE
CB RICHARD ELLIS

INTRODUCTION

Property Identification:	San Luis Rey Downs	
Location:	5772 Camino Del Rey, Bonsall, California	
Assessor's Parcel Number:	Multiple	
Property History:		
Current Owner:	20005 Delaware Inc.	
Current Asking Price:	Not being marketed	
Previous Sale Date:	May 7, 1999	
Previous Sale Price:		
Other Sales - Past 3 Years:	None	
Appraisal Premise:	***Date of Value:***	***Property Rights Appraised:***
As Is	January 14, 2011	Fee Simple Estate
Date of Inspection:	January 14, 2011	
Date of Report:	January 28, 2011	
Intended Use & User of Report:	To aid Blair Franklin Capital Partners. Inc. for financial reporting purposes	
Exposure/Mktg Time Information:	***Range***	***Average***
Comparable Sales Data:	3 - 9 Months	6.0 Months
Estimated Exposure Time:	6 Months	

At the date of value, the property was considered as if it was a vacant land parcel even though it was improved with a thoroughbred training facility. The development includes over 500 horse stalls, a one mile oval main track, a 3/8 mile training track, schooling area, equine exercise pool, turnout pens, feed barns, equipment storage and maintenance buildings, feed store, single-family residence, fencing, security/gatehouse building, cafeteria and residence building and executive office building. According to the Assessor's information, the gross area of the land is 202.12 acres.

LEGAL DESCRIPTION

The complete legal description for the subject property is included within the Special Warranty Deed presented in the Addenda.

OWNERSHIP AND PROPERTY HISTORY

According to County Assessor's records and a Special Warranty Deed, dated June 4, 2007 title to the subject property is vested in 20005 Delaware, Inc., a Delaware corporation. This Special Warranty Deed transferred the property from SLRD Thoroughbred Training Center, Inc., a Delaware corporation. These two entities are related and the title transfer does not represent an arms length



transaction. SLRD Thoroughbred Training Center, Inc., a Delaware corporation acquired title to the subject property on May 7, 1999.

We have no other recorded information regarding other transactions, listings, options, etc. that have involved the subject within the last three years.

PURPOSE OF THE APPRAISAL

The purpose of this appraisal is to estimate the market value of the subject property. The current economic definition of market value agreed upon by agencies that regulate federal financial institutions in the U.S. (and used herein) is as follows:

The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

1. buyer and seller are typically motivated;
2. both parties are well informed or well advised, and acting in what they consider their own best interests;
3. a reasonable time is allowed for exposure in the open market;
4. payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and
5. the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale. [1]

TERMS AND DEFINITIONS

The Glossary of Terms in the Addenda provides definitions for additional terms that are, and may be used in this appraisal.

SCOPE OF WORK

The scope of the assignment relates to the extent and manner in which research is conducted, data is gathered and analysis is applied, all based upon the following problem-identifying factors stated elsewhere in this report:

- Client
- Intended use
- Intended user
- Type of opinion
- Effective date of opinion

[1] Office of Comptroller of the Currency (OCC), 12 CFR Part 34, Subpart C – Appraisals, 34.42 (g); Office of Thrift Supervision (OTS), 12 CFR 564.2 (g); Appraisal Institute, *The Dictionary of Real Estate Appraisal*, 4th ed. (Chicago: Appraisal Institute, 2002), 177-178. This is also compatible with the RTC, FDIC, FRS and NCUA definitions of market value as well as the example referenced in the *Uniform Standards of Professional Appraisal Practice (USPAP)*.



- Relevant characteristics about the subject
- Assignment conditions

This appraisal of the subject has been presented in the form of a Summary Report, which is intended to comply with the reporting requirements set forth under Standards Rule 2-2(b) of the USPAP. That is, this report incorporates a summary of all information significant to the solution of the appraisal problem. It also includes summary descriptions of the subject and the market for the subject type. CBRE completed the following steps for this assignment:

Data Resources Utilized in the Analysis

RESOURCE VERIFICATION	
Site Data	Source/Verification:
Size	Parcel Maps
Excess/Surplus	
Other	Source/Verification:
Zoning	San Diego County Development Services
Flood Zone	InterFlood
Compiled by CBRE	

Extent to Which the Property is Identified

CBRE collected the relevant information about the subject from the owner (or representatives), public records and through an inspection of the subject property. The property was legally identified through the following sources:

- postal address
- assessor's records
- legal description

Extent to Which the Property is Inspected

CBRE conducted a physical inspection of the subject property, as well as its surrounding environs on the effective date of appraisal.

While the subject's exterior was viewed from the street, an interior inspection of the subject improvements was not possible. Therefore, all physical information regarding the subject was obtained from the following sources:

- county assessor's records

Type and Extent of the Data Researched

CBRE reviewed the micro and/or macro market environments with respect to physical and economic factors relevant to the valuation process. This process included interviews with regional and/or local market participants, available published data, and other various resources. CBRE also conducted



regional and/or local research with respect to applicable tax data, zoning requirements, flood zone status, demographics and comparable listing and sale information.

Type and Extent of Analysis Applied

CBRE analyzed the data gathered through the use of appropriate and accepted appraisal methodology to arrive at a probable value indication via each applicable approach to value. All three traditional approaches to value were considered. CBRE then correlated and reconciled the results into a reasonable and defensible value conclusion, as defined herein and estimated a reasonable exposure time and marketing time associated with the value estimate presented.

Edward Kahn is an employee of CB Richard Ellis Valuation & Advisory Services working as an appraisal analyst for Robert J. Holman. Edward Kahn has a California Appraisal Trainee license and is working toward his general appraisal license requirements.

Edward Kahn provided significant professional assistance in completion of this appraisal report. Edward Kahn co-inspected the subject property and completed the following steps within the appraisal process, (regional, neighborhood, market, site, improvements, highest & best use and comparable verification) under the direct technical supervision of Robert J. Holman and Mark Prottas, MAI. The final conclusion to value is made by and the appraisal is signed by Robert J. Holman and Mark Prottas, MAI.

AREA ANALYSIS


SUBJECT PROPERTY
5772 Camino Del Rey
Bonsall, San Diego County, CA
92003
Los Angeles
Rancho Cucamonga
San Bernardino
Riverside
Moreno Valley
Corona
Anaheim
Santa Ana
Long Beach
Irvine
Huntington Beach
Costa Mesa
Newport Beach
Mission Viejo
Laguna Beach
Dana Point
San Juan Capistrano
San Clemente
Lake Elsinore
Perris
Hemet
San Jacinto
Palm Springs
Palm Desert
Indio
La Quinta
Coachella
Murrieta
Temecula
Fallbrook
Oceanside
Carlsbad
Vista
San Marcos
Escondido
Encinitas
Solana Beach
Del Mar
Ramona
Poway
Santee
Lakeside
El Cajon
Alpine
Julian
Borrego Springs
Warner Springs
Pine Valley
Avalon
Pacific Ocean

REGIONAL INFLUENCES – SAN DIEGO COUNTY

Location

The subject is located in the community of Bonsall in northern San Diego County, California. San Diego County is located in Southern California, with the Pacific coastline on the western edge and the Anza Borrego Desert as the eastern border. The topography is a broad coastal plain (where urbanization has occurred), with hills and mountains in the central portion, and desert area to the east. The urbanized areas of the county enjoy a Mediterranean climate.

Population Characteristics

San Diego County ranks third in population among California's 58 counties, behind Los Angeles and Orange, and fourth as the most populous county in the nation. The population of San Diego County is estimated by Claritas to be 3,109,270 for 2010. The county's population is expected to reach approximately 3,281,275 by the year 2015 for an average annual growth rate of 1.08 percent.


CBRE
CB RICHARD ELLIS

SELECTED DEMOGRAPHIC STATISTICS
Southern California Region

	San Diego County	So. Calif. Region	California
Population			
2015 Projected Population	3,281,275	21,869,405	40,136,564
2010 Estimated Population	3,109,270	20,618,322	37,853,430
2000 Population	2,813,833	19,187,478	33,871,648
1990 Population	2,498,016	17,029,545	29,760,021
Annual Growth 2010 - 2015	1.08%	1.19%	1.18%
Annual Growth 2000 - 2010	1.00%	0.72%	1.12%
Annual Growth 1990 - 2010	1.10%	0.96%	1.21%
Annual Growth 1990 - 2000	1.20%	1.20%	1.30%
Households			
2015 Projected Households	1,149,882	7,059,318	13,342,972
2010 Estimated Households	1,091,399	6,699,606	12,653,856
2000 Households	994,677	6,341,784	11,502,870
1990 Households	887,403	5,788,123	10,381,206
Annual Growth 2010 - 2015	1.05%	1.05%	1.07%
Annual Growth 2000 - 2010	0.93%	0.55%	0.96%
Annual Growth 1990 - 2010	1.04%	0.73%	0.99%
Annual Growth 1990 - 2000	1.15%	0.92%	1.03%
Average Household Size			
2010	2.75	3.00	2.92
Income (2010)			
2010 Estimated Average Household Income	$86,332	$82,623	$84,690
2010 Median HH Income	$64,159	$59,877	$61,605
2010 Estimated Per Capita Income	$30,858	$27,189	$28,699
Home Values (2010)			
2010 Median Value of all Owner - Occ. HUs	$383,845	$365,513	$357,272
Age (2010)			
2010 Estimated Median Age	34.50	34.44	35.07
Education (2010)			
Bachelor Degree	419,731	2,404,803	4,585,289
Graduate or Professional Degree	214,863	1,138,218	2,254,036
Age 25+ College Graduates 2010	634,594	3,543,021	6,839,325
Age 25+ Percent College Graduates - 2010	32.0%	27.1%	28.1%

Source: CBRE

County Incomes/Purchasing Power

Median household income increased to $64,159 for 2010, which is up 2.6 percent from 2009's figure of $62,546. The relatively strong purchasing power of the county's large and growing population base is a positive factor for future real estate demand.

County Employment Trends

San Diego has a diversified economy driven mostly by high-tech manufacturing, tourism, telecommunications, biotechnology, retail, and defense spending. The latter makes up nearly 12 percent of San Diego's gross regional product and still has a large influence on the San Diego economy as well as the real estate demand. Despite the decline since the 1980s and early 1990s, San Diego is still home to the highest concentration of military personnel in the United States.


CBRE
CB RICHARD ELLIS

The San Diego MSA unemployment rate in November 2010 was 10.4 percent, up from the revised 10.3 percent rate in October 2010 and unchanged from the estimate of 10.4 from the previous year. This compares to the state's average of 12.4 percent and the national rate of 9.3 percent. Since November 2009, the year-over total non-farm employment in San Diego County increased by 100 jobs, a growth rate of less than 0.1 percent. Construction, trade, transportation and utilities, retail and educational and health services had the largest decline in jobs over the past year.

In addition to the growing pool of available workers, the SMSA has a wide range of skill levels coming from the influx of homebuyers. The following table outlines the profile of the work force by employment sector.

SAN DIEGO MSA
WORK FORCE
NOVEMBER 2010

Industry	Number Employed (in thousands)	Percent Employed
All Industries	1,228.6	100.0
Total Agriculture	9.2	0.7
Non-Agriculture Industries	1,219.4	99.3
Goods Producing	146.5	11.9
Mining	0.3	0.0
Construction	55.8	4.5
Manufacturing – Total	90.4	7.4
Nondurable Goods	21.4	1.7
Durable Goods	69.0	5.6
Service Providing – Total	1,066.8	86.8
Trade Transportation and Utilities	1,072.9	87.3
Information	35.4	2.9
Financial Activities	68.4	5.6
Professional and Business Services	199.1	16.2
Education and Health Services	148.1	12.1
Leisure and Hospitality	151.0	12.3
Other Services	47.8	3.9
Government	224.3	18.3

Source: California EDD

The most influential aspect of the above breakdown is that it illustrates the diversity in the regional labor force. The entire San Diego area has a very diverse economic makeup that has buffered Southern California's economy from cyclical fluctuations in particular industries such as defense and energy. The impact of this is a relatively strong real estate investment market, from local, national, and international concerns. The economic makeup developing in the subject's region is following a similar pattern.


CBRE
CB RICHARD ELLIS

ECONOMIC ANALYSIS

Moody's Economy.com provides the following San Diego–Carlsbad–San Marcos metro area economic summary.

SAN DIEGO-CARLSBAD-SAN MARCOS ECONOMIC ANALYSIS

Indicators	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Gross Metro Product, C$B	116.3	121.7	128.7	135.0	139.6	138.8	137.6	135.7	138.2	143.5	151.1	155.9
% Change	*3.5*	*4.7*	*5.7*	*4.9*	*3.4*	*-0.6*	*-0.9*	*-1.4*	*1.9*	*3.8*	*5.3*	*3.2*
Total Employment (000)	1,230.6	1,240.1	1,260.3	1,282.1	1,301.6	1,308.8	1,299.4	1,249.6	1,239.9	1,273.0	1,322.0	1,364.7
% Change	*1.0*	*0.8*	*1.6*	*1.7*	*1.5*	*0.6*	*-0.7*	*-3.8*	*-0.8*	*2.7*	*3.8*	*3.2*
Unemployment Rate	5.2	5.2	4.7	4.3	4.0	4.6	6.1	9.1	10.3	9.1	7.2	6.1
Personal Income Growth	3.8	3.9	8.0	4.7	7.3	5.4	4.2	0.0	3.5	4.3	5.1	5.9
Population (000)	2,905.6	2,927.3	2,930.1	2,931.7	2,937.0	2,959.7	3,001.1	3,022.4	3,053.6	3,087.3	3,131.1	3,183.9
Single-Family Permits	8,880	9,758	9,122	7,576	4,743	3,422	2,131	614	1,048	3,810	7,744	8,541
Multifamily Permits	4,804	8,273	6,465	6,730	4,448	4,013	2,910	2,708	4,106	5,350	5,556	5,381
Existing Home Price ($Ths)	361.4	422.4	547.6	603.1	600.5	580.1	399.6	275.8	273.8	299.2	323.5	340.7
Mortgage Originations ($Mil)	68,226	100,901	79,658	78,024	62,291	48,866	36,249	40,820	29,916	28,009	29,562	31,485
Net Migration (000)	14.6	0.5	-19.0	-22.8	-19.8	-4.8	13.4	-6.5	2.4	3.8	12.9	20.8
Personal Bankruptcies	12,114	11,067	10,429	14,612	3,892	7,304	12,927	12,896	15,254	15,451	13,576	11,808

Source: Moody's Economy.com

Economy.com is anticipating increases ranging from 1.9 to 5.3 percent from 2010 through 2013, reflecting a recovery in the local economy.

San Diego's economy underwent a significant transformation during the decade of the 1990's. From an economy historically dominated by defense and military expenditures, San Diego industries have transformed into a diversified mix of Telecommunications, Biotechnology, Electronic/Instrument Manufacturing, and computer related technologies. Some of these sectors are by-products of defense-related industries and will continue to capitalize on the highly educated and skilled labor force within these hi-tech sectors. As a whole, the newer fields of science and technology now approximate the same percentage of GRP as military spending.

In terms of international trade, San Diego's cross border trade and interactions with Mexico provide economic advantages and opportunities for local businesses, becoming an increasingly important facet of San Diego's economic fortunes. Mexico and Canada, the U.S. partners under the North American Free Trade Agreement (NAFTA) dominate San Diego's export markets by far, accounting for more than one-half (55 percent) of all export production. San Diego has clearly benefited from NAFTA, not only because the agreement further opened up the markets of San Diego's two largest customers, but because Tijuana and Baja California greatly benefited and was stimulated by the heightened trade and dollars flowing across the border. Electronics and electrical equipment are among San Diego's top export commodities, followed closely by industrial machinery and its' related instruments.


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RECENT PERFORMANCE

Weakness in technology and a drop in business and leisure travel have kept San Diego in recession. The unemployment rate is now over 10% and has remained above the U.S. rate for more than a year. Employment has dropped by just under 5% since its 2007 peak—slightly more than the U.S. but a full percentage point less than California. Consulting, research and development, and accommodations have been the largest contributors to job losses in recent months. Home sales are increasing in response to dropping prices and still-rising foreclosures.

RESEARCH AND DEVELOPMENT

San Diego's tech industries and institutions will recover quicker than the rest of the economy during the recovery. Venture capital investments in the metro area's tech companies fell by more than half in the first six months of 2009 from a year earlier as a result of still-constricted financial markets. Biotech investments are contributing the most to the downturn in investment, spurring many companies with few or no products close to market to suspend operations or be acquired. Despite the current weakness in biotech, tech-related production in San Diego is projected to be among the first industries to increase output in the initial stages of the recovery later this year. Stronger than expected growth in Asia and the bottoming of global semiconductor sales both provide upside risk for local tech companies. In the near- and mid-term, the metro area will continue to attract investments in alternative energy, including its emerging cluster of companies and industries developing algae-based biofuels.

HOSPITALITY

Visitor-dependent industries in San Diego will begin to benefit from the beginning of the U.S. recovery and global growth in the first half of 2010. The metro area's hospitality industries have been hit hard during the recession. Passenger traffic at San Diego International Airport fell 12% through the first five months of 2009 compared with a year earlier. Hotel occupancy rates also fell in the first half of the year. Peak to trough, leisure and hospitality employment is projected to fall by 5% through the first quarter of 2010—more than the California and U.S. declines. San Diego will benefit during the early stages of the recovery from its existing hospitality-related infrastructure. The metro area is home to a sizable number of accommodations, meeting spaces, and points of interest, allowing it to quickly absorb recovering demand from business and leisure travelers in 2010.

County Housing

The following table compares Orange County with neighboring counties for the median price and number sold for all homes, and the percentage changes, as of November 2010.



	NO. SOLD – ALL HOMES			MEDIAN PRICE - ALL HOMES		
	November 2009	November 2010	Percent Change	November 2009	November 2010	Percent Change
Los Angeles	6,257	5,540	-11.50%	$329,000	$325,000	-1.20%
Orange	2,528	2,257	-10.70%	$432,500	$435,000	0.60%
San Diego	3,148	2,566	-18.50%	$325,000	$335,000	3.10%
Riverside	3,745	2,977	-20.50%	$200,000	$195,000	-2.50%
San Bernardino	2,751	2,271	-17.40%	$160,000	$152,000	-5.00%
Ventura	752	597	-20.60%	$365,000	$375,000	2.70%
Southern California	19,181	16,208	-15.50%	$285,000	$287,000	0.70%

Source: DataQuick
Complied by: CB Richard Ellis, Inc.

The totals for home sales include new and resale houses and condominiums. The price changes reflect shifts in market mix as well as changes in price. The reported median prices have been rounded to the nearest thousand and do not always correspond to the precise percentage change.

The data in the table above reflects a downward trend in sales volume in Southern California with an upward movement in home prices. According to DataQuick, a total of 16,208 homes were sold in Southern California during November, a decrease of 15.50 percent from the year before, and the median price was $287,000, a 0.70 percent increase from last year.

Sales in San Diego County accounted for 15.83 percent of all southland sales. The median price paid for a home in San Diego County increased 3.10 percent to $335,000 in November 2010 from $325,000 in November 2009. Sales volume in San Diego County decreased by 18.50 percent to 2,566 units sold, compared to 3,148 units sold one year ago.

High housing costs are a concern to employees and employers. Partially mitigating this problem is the county's large base of apartment units, and the commutable distance to less expensive areas. In summary, given the county's strong employment base and income levels, with a limited supply of remaining land, high housing costs are a natural result of the demand for local housing although less expensive alternatives exist.

County Education, Recreation and Culture

San Diego County is home to the San Diego campus of the University of California, San Diego State University, California State University at San Marcos, University of San Diego, several junior colleges, and several private and specialized colleges. The county has over 175 public beaches, recreation centers and parks, as well as several public golf courses. Outdoor activities are an integral part of the San Diego lifestyle.

Amusement centers such as the San Diego Zoo, Legoland Family Park (opened spring 1999), and Sea World are also located in San Diego County. Performing arts are available in downtown San Diego,


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in Civic Centers, and private theaters throughout the county. The county is also home to museums, San Diego Qualcomm Stadium, a sports arena, etc.

A Managed Growth County Political Environment

San Diego County residents have historically been viewed as pro-business, pro-growth and anti-tax. However, the county's rapid growth has affected the county's political outlook. In the late 1980's, several slow growth initiatives were placed on county ballots. All were defeated, but a significant public sentiment remains for growth management. In general, residents have consistently resisted passing initiatives that could restrict growth to the point that it would be harmful to the county's economy. However, citizens often elect "slow growth" and "managed growth" county supervisors and city council members.

Conclusion

California has historically been the dominant economic state in the Western United States. Trends in the state have typically mirrored the nation, although it has generally followed rather than led the economic cycles.

Current market conditions though point to a significant slowdown in growth due to a slump in housing brought on by overbuilding and tightening of credit. The housing woes have spread to other sectors of the economy creating recession conditions. Unemployment figures remain high. We anticipate that it will take another year or two for the local and national economy to resume more normalized growth patterns. In the short term, we expect the commercial and residential markets to remain depressed as companies scale back operations and foreclosure properties dictate market pricing.


CBRE
CB RICHARD ELLIS

NEIGHBORHOOD ANALYSIS


SUBJECT PROPERTY
5772 Camino Del Rey
Bonsall, San Diego County, CA
92003
Rancho Camino
Olive Hill Rd
County Glen Rd
Morro Hills Rd
Palomar Dr
La Canada Rd
Fallsbrae Rd
Ramona Dr
Hillrise Rd
Estate Dr
Highway 76
Pala Rd
S Mission Rd
Mountain View Rd
Redondo Dr
W Lilac Rd
Via Ararat Dr
Mt Ararat Way
Valle del Sol
Bonsall
Via Calvillo
Old River Rd
Golf Club Dr
Cottontail Ln
Bobritt Ln
Calle de Talar
Aquaduct Rd
Via Maria Elena
Via Mariposa Norte
Rancho Amigos Rd
Mission Rd
Grove View Rd
Big View Rd
Vista de Lomas
Camino del Rey
Dentro de Lomas
Oceanside
N River Rd
Holly Ln
Little Gopher Canyon Rd
Via de la Reina
Pico Rd
Escondido Fwy

LOCATION

The neighborhood is located in the community of Bonsall, an unincorporated portion of San Diego County. The community of Bonsall is located in the northwestern section of San Diego County.

BOUNDARIES

The neighborhood boundaries are detailed as follows:

North:	Lilac Road
South:	Gopher Canyon Road
East:	Interstate-15 (Escondido) Freeway
West:	Mission Road

LAND USE

The appraised property is located in a semi-rural suburban section of the county of San Diego that is known as Bonsall. This is a northern county community that is an unincorporated area. The neighborhood is located just northeast of the City of Oceanside's northerly boundary. The subject property and the San Luis Rey Golf Course are major focal points of the community. The area surrounding the subject is developed with detached-single-family residences that are made up of a


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mix of tract housing, custom built homes on large parcels, and equestrian properties. Also, to the immediate west is a townhouse development.

Over the past 25 years numerous estate avocado and citrus ranches have been developed on large acreage parcels. Some of these properties have been redeveloped into low density subdivisions (2 to 4 acre parcels). Along major highways the development type is higher density single family tract housing.

GROWTH PATTERNS

The area is surrounded by a mix of: suburban residential developments in master planned neighborhoods; estate type ranchettes; vacant land and agriculture properties. There is very little retail development and almost no industrial or office development in the area. Located to the west is the city of Oceanside which experienced rapid residential development until the recession impacted growth in 2007. To the south are unincorporated areas and the cities of Vista and San Marcos. To the north is the rural suburban community of San Luis Rey Heights that is generally stable with no growth at this time. Farther to the north is Fallbrook which is an established rural/suburban community that is experiencing little residential development. To the east are vast areas of agricultural land that include the communities of the Pala Indian Reservation, Pala Mesa Village, Jesmond Dene and Valley Center. Residential growth in these areas is very slow at this time.

Along Mission Road (SH-76) there are scattered retail developments. The neighborhood is distant from freeways (15 minutes), however, it has acceptable access to the Escondido freeway (I-15) which is located three miles east of the subject. The subject area is inhabited by commuters that work in San Diego and its suburbs, local agricultural workers as well as many residents that are retired or telecommute.

ACCESS

Primary access to the subject neighborhood is provided by State Route 76, also known as Mission Road, and the Escondido (I-15) Freeway. SR 76 is located approximately three-quarter miles west of the subject, and is accessible via Camino Del Rey. SR 76 provides access to Pauma and Pala Indian Reservations to the north and the city of Oceanside to the south. It provides access to Interstate 15 about 5 miles to the northeast and Interstate 5 about 11 miles to the southwest. Interstate 15 is located approximately 3 miles to the east with on- and off-ramps at Old Highway 395. Interstate 15 provides access to the cities of Temecula, Lake Elsinore and Corona to the north and the cities of Escondido and San Diego to the south. Interstate 15 provides access to the greater Southern California Freeway Grid. Local access is provided by Camino Del Rey, Olive Road and W. Lilac Road.


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DEMOGRAPHICS

Selected neighborhood demographics in 1-, 3-, and 5-mile radii from the subject are shown in the following table:

SELECTED NEIGHBORHOOD DEMOGRAPHICS			
5772 Camino Del Rey Bonsall, CA	1 Mile	3 Miles	5 Miles
Population			
2015 Population	2,133	9,660	48,774
2010 Population	1,996	8,964	45,239
2000 Population	1,820	7,983	39,559
1990 Population	1,589	6,989	32,635
Annual Growth 2010 - 2015	1.34%	1.51%	1.52%
Annual Growth 2000 - 2010	0.93%	1.17%	1.35%
Annual Growth 1990 - 2000	1.37%	1.34%	1.94%
Households			
2015 Households	893	3,556	16,722
2010 Households	832	3,286	15,589
2000 Households	755	2,909	13,841
1990 Households	586	2,355	11,361
Annual Growth 2010 - 2015	1.43%	1.59%	1.41%
Annual Growth 2000 - 2010	0.98%	1.23%	1.20%
Annual Growth 1990 - 2000	2.57%	2.14%	1.99%
Income			
2010 Median HH Inc	$66,703	$87,741	$74,998
2010 Estimated Average Household Income	$94,479	$116,161	$97,154
2010 Estimated Per Capita Income	$38,645	$43,425	$34,193
Age 25+ College Graduates - 2000	398	2,060	7,503
Age 25+ Percent College Graduates - 2010	20.9%	25.1%	20.2%

Source: CBRE

As shown in the table above, the subject's area has experienced moderate growth over the past 20 years growing at a rate of 1.25 percent annually in the 3-mile radius. Growth is projected to be higher at 1.51 percent annually over the next five years. Given the downturn in the housing market in the area though, the growth projection may be overstated.

CONCLUSION

The subject property is located in an unincorporated area of San Diego County near the City of Oceanside. Surrounding land uses include ranch and equestrian properties, single-family residential neighborhoods, schools, a golf course, and scattered commercial development. The property's semi-



rural location and surrounding residential land uses support future residential development when market conditions improve.


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MARKET ANALYSIS

SAN DIEGO COUNTY RESIDENTIAL MARKET

The Residential Market Overview includes a discussion of the general market trends, pricing, and supply of housing in San Diego County. An absorption analysis concludes this section for the subject development. This discussion is adapted from Marketpointe Realty Advisors' *Residential Trends* San Diego County Marketing Area report for the 3rd Quarter 2010, dated September 2010. The subject property is located within the Highway 78 Corridor submarket as defined by MarketPointe Realty Advisors.

GENERAL MARKET TRENDS

The San Diego County new-home market moved back into record-low territory in the third quarter. Although this quarter's 477 overall net sales are not the worst single quarter output on record, this level is just 35 net sales above the 20-year low set in the first quarter of 2009. If history gives us an indication of future trend, fourth quarter of 2010 could potentially set a new all-time volume low. In the last 20 years, the fourth quarter of each year has seen a decline from the previous quarter more than 89 percent of the time. Additionally, 13 of the last 19 fourth quarters have posted sales volume levels that were the lowest of that year.

Although attached new home prices have fluctuated in recent quarters, the overall trend is up. This is largely due to changes in the type of attached product offered in the region, as low-priced condominium conversions are virtually extinct and some of the higher priced high-density projects, particularly in Downtown, continue to perform relatively well. The attached weighted average price increased 20 percent third quarter, to $564,229 for a 1,452 square foot home, or $389 per square foot. In the detached sector, weighted average price dropped 5.0 percent to $603,744, with weighted average home size gaining less than 1.0 percent, to 2,847 square feet, or $212 per square foot.

Despite ten new projects entering the market third quarter, three fewer than second quarter, overall total inventory dropped more than 4.0 percent, to 3,377 total units. Since 59 percent of the new units added to the market third quarter were attached, total inventory in this sector increased nearly 5.0 percent while detached total inventory dipped more than 9.0 percent. In terms of length of time to exhaust just the unsold inventory, units in the attached sector represent nearly eight months of supply while more than three months exist in the detached. If all of the unreleased future phase inventory were suddenly released, the timeline would jump to nearly 17 months of attached supply and right at 17 months of detached.


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SAN DIEGO COUNTY SUMMARY						
	Third Quarter 2010			Second Quarter 2010		
	Attached	Detached	Total	Attached	Detached	Total
Developments	38	78	116	40	77	115
Total Sold	170	336	506	236	525	761
Net Cancelled	15	14	29	11	15	26
Net Sold	155	322	477	225	510	735
Average Price	$564,229	$603,744	$590,468	$469,653	$635,681	$584,193
Average Sq ft	1,452	2,847	2,378	1,338	2,822	2,362
Average $/Sq ft	$388.64	$212.08	$248.30	$351.13	$225.25	$247.36
Offered & Unsold Inventory	604	398	1,002	654	352	1,006
Remaining for Development	714	1,661	2,375	604	1,918	2,522
Total Inventory	1,318	2,059	3,377	1,258	2,270	3,528

SOURCE: Residential Trends Executive Summary

SALES TRENDS

Overall sales volume dropped 35 percent third quarter, to 477 net sales. Compared to recent third quarters, third quarter of 2010 is 42 percent less than third quarter of 2009, but is 4.0 percent below the third quarter of 2008. Although this current sales volume level is not the lowest on record, it is in record low territory. Additionally, 17 of the last 19 fourth quarters have experienced a drop in sales volume from the previous third quarter.


Quarterly Sales Trends
1,200
1,000
800
600
400
200
0
497
464
442
871
826
554
637
735
477
383
258
220
435
431
325
393
510
322
114
206
222
436
395
229
244
225
155
08/3
08/4
09/1
09/2
09/3
09/4
10/1
10/2
10/3
Total
Detached
Attached

In the attached sector, the same number of active projects produced a sales volume decline of 31 percent to 155 net sales, the fifth consecutive quarterly decline. Compared to the third quarter of



2009, third quarter of 2010 is 61 percent below and is 36 percent less than the third quarter of 2008. Average absorption in the sector dropped from the second quarter, to 0.37 sales per week per development, the lowest rate of the last six quarters.


Attached Weekly Absorption Trends
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
200
180
160
140
120
100
80
60
40
20
0
113
96
77
68
58
48
40
38
38
0.08
0.17
0.25
0.53
0.47
0.69
0.52
0.5
0.37
08/3
08/4
09/1
09/2
09/3
09/4
10/1
10/2
10/3
Sales Rate
Projects

In the detached sector, the level of competition increased for the second consecutive quarter, to 78 actively selling projects. Third quarter, however, increased competition did not translate to increased sales volume as net sales fell 37 percent third quarter. Compared to the third quarter of 2009, third quarter's net total is 25 percent lower and is 16 percent below the third quarter of 2008. From an absorption perspective, third quarter's 0.30 average sales per week represent a decline from the previous quarter and the second lowest rate of the last six quarters.


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Detached Weekly Absorption Trends
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
160
140
120
100
80
60
40
20
0
128
115
108
97
78
72
75
77
78
0.24
0.19
0.39
0.4
0.28
0.3
08/3
08/4
09/1
09/2
09/3
09/4
10/1
10/2
10/3
Sales Rate
Projects

PRICING TRENDS

Weighted average price in the attached sector jumped more than 20 percent to an average of $564,229. At the same time, weighted average home size increased roughly 9.0 percent, to 1,452 square feet. With home price increasing at more than twice the rate of home size, the average value ratio increased nearly 11 percent to $389 per square foot, the highest value since the first quarter of 2007.

Weighted average price in the detached market moved down again third quarter, dropping 5.0 percent, to $603,744. Weighted average detached home size increased just less than 1.0 percent, to 2,847 square feet. These price and size changes combined to decrease the average value ratio 6.0 percent, to $212 per square foot, the lowest rate since the third quarter of 2009.




Attached Pricing & Size Trends
$500.000
$480.000
$460.000
$440.000
$420.000
$400.000
$380.000
$360.000
$340.000
$320.000
$300.000
2,000
1,900
1,800
1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
$497.497
$469.653
$450.132
$441.719
$438.689
$406.788
$398.949
1,452
1,390
1,338
$389.00
1,336
1,298
1,212
1,270
1,199
$362.00
$328.00
$354.00
$354.00
$358.00
$351.00
$345.00
$313.00
8/3
8/4
9/1
9/2
9/3
9/4
10/1
10/2
10/3
Price
$/Sq. Ft.
Sq. Ft.


Detached Pricing & Size Trends
$850.000
$750.000
$650.000
$550.000
$450.000
$350.000
$250.000
$150.000
3,400
3,300
3,200
3,100
3,000
2,900
2,800
2,700
$709.284
$685.368
$658.596
$635.151
$623.010
$711.675
$641.058
$635.681
$603.74
3,022
2,999
2,994
2,992
2,991
3,018
2,815
2,822
2,847
$235
$229
$220
$212
$208
$236
$228
$225
$212
8/3
8/4
9/1
9/2
9/3
9/4
10/1
10/2
10/3
Price
$/Sq. Ft.
Sq. Ft.

The table below illustrates conceptual differences within the attached sector, reflecting pricing and absorption by the four distinct concepts. Newly constructed high-density (structured parking) projects commanded the highest absolute price and price per square foot this quarter, and also had the highest net sales volume. Medium density product continues to offer the best per square foot value with a third quarter average of $254 per square foot. Condominium conversion product, the most affordable product type on the market, is about to vanish as the number of conversion projects, once numbering over 150 projects, has dropped to just one. Adaptive Reuse product is also on the verge of extinction, although this product type has never held a significant portion of the market.



3rd Quarter 2010						
Data	Adaptive Reuse	Conversion	New Construction	Structured Parking	Surface Parked	SFA Total
Weighted Avg Price	$532,400	$309.625	$577,357	$740,788	$392,134	$564,229
Weighted Avg Sqft	1,082	875	1,485	1,431	1,547	1,452
Weighted Avg $/Sqft	$492.05	$353.91	$388.72	$517.63	$253.63	$388.64
Sold	2	8	145	77	77	155

Source: Residential Trends

SALES BY PRICE RANGE

Of the 155 net attached sales in the third quarter, 20 percent were priced above $650,000. An additional 17 percent were priced below $300,000. In the detached sector, the $500,000 and $600,000 price range captured the highest percentage in a single $100,000 category with almost 30 percent of the sector's total. The over $1 million category posted five net sales in the third quarter, or less than 2.0 percent, with another 42 net sales, or 13 percent, under $400,000.


3rd Quarter 2010
Attached Sales by Price Range
45
40
35
30
25
20
15
10
5
0
26
9
14
29
13
5
14
14
31
<$300k
$300-350k
$350-4000k
$400-450k
$450-500k
$500-550k
$550-600k
600-650k
$650 &>
Attached

From a year-over-year perspective, the first three quarters of 2010 have seen significant declines in attached sales in each of the defined price bands under $400,000 and increases in market share for all price categories above $400,000. A large part of this price shift, however, is due to the nearly extinct condominium conversion market that was once a large part of the attached sector. The detached sector is seeing market share declines on both ends of the pricing spectrum year over year, dropping 11 percentage points on the low end, and four percentage points on homes priced above $900,000.


3rd Quarter 2010
Detached Sales by Price Range
120
100
80
60
40
20
0
42
35
96
65
49
24
6
4
1
<400k
$400-500k
$500-600k
$600-700k
$700-800k
$800-900k
$900-1M
$1.0-1.1M
$1.1M>


Historical Attached Sales by Price Range
35%
30%
25%
20%
15%
10%
5%
0%
6%
9%
10%
1%
30%
26%
23%
23%
31%
33%
31%
20%
19%
16%
14%
22%
7%
7%
10%
16%
7%
9%
12%
22%
$0-200k
$200-300k
$300-400k
$400-500k
$500-600k
$600k>
Q1/Q3 2007
Q1/Q3 2008
Q1/Q3 2009
Q1/Q3 2010


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CB RICHARD ELLIS


Historical Detached Sales by Price Range
40%
35%
30%
25%
20%
15%
10%
5%
0%
12%
25%
39%
28%
14%
17%
13%
21%
18%
17%
20%
19%
23%
13%
10%
16%
8%
8%
8%
9%
26%
20%
10%
6%
$0-500k
$500-600k
$600-700k
$700-800k
$800-900k
$900k>
Q1/Q3 2007
Q1/Q3 2008
Q1/Q3 2009
Q1/Q3 2010

SUBMARKET ANALYSIS


3rd Quarter 2010
Attached Sales by Submarket
San Diego Central
55.2%
Highway 78 Co
11.8%
South County
5.8%
I-15 Corridor
1.4%
North County
Coastal
10.8%




3rd Quarter 2010
Detached Sales by Submarket
NC Coastal
27.3%
I15 Corridor
21.4%
ounty
%
Hwy 78 Corridor
21.1%
East County
4.3%


3rd Quarter 2010
Total Sales by Submarket
San Diego Central
20.3%
South County
19.3%
East County
5.2%
NC Coastal
22.2%
Hwy 78 Corridor
18.4%
I15 Corridor
14.5%


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CB RICHARD ELLIS

SAN DIEGO COUNTY SUBMARKET ANALYSIS
THIRD QUARTER 2010

ATTACHED	#OF PROJECTS	CUR SPW	AVG/DEV CUR SPW	CUM SPW	AVG/DEV CUM SPW	PRICE	SQFT	$/SQFT	TOTAL UNITS	TOTAL SOLD	CUR QTR SALES	UNSOLD	REMAIN FOR DEV
East County	1	0.84	0.84	0.73	0.73	$341,081	1,612	$211.62	148	131	11	17	0
Highway 78 Corridor	6	2.66	0.44	2.93	0.49	$540,723	1,600	$338.01	344	127	20	28	189
Interstate 15 Corridor	1	0.00	0.00	0.35	0.35	$0	0	$0.00	55	49	0	6	0
North County Coastal	2	1.49	0.75	2.44	1.22	$495,527	1,832	$270.48	253	92	18	29	132
San Diego Central	21	8.46	0.40	9.11	0.43	$635,048	1,314	$483.22	2,231	1,754	97	476	1
South County	7	0.70	0.10	3.04	0.43	$347,487	1,634	$212.60	1,151	711	9	48	392
SINGLE-FAMILY ATTACHED TOTALS	38	14.15	0.37	18.60	0.49	$564,229	1,452	$388.64	4,182	2,864	155	604	714

DETACHED	#OF PROJECTS	CUR SPW	AVG/DEV CUR SPW	CUM SPW	AVG/DEV CUM SPW	PRICE	SQFT	$/SQFT	TOTAL UNITS	TOTAL SOLD	CUR QTR SALES	UNSOLD	REMAIN FOR DEV
East County	5	1.06	.21	1.49	0.30	$483,536	2,564	$188.59	340	237	14	29	74
Highway 78 Corridor	18	6.28	0.35	6.44	0.36	$501,762	2,850	$176.04	1,314	891	68	73	350
Interstate 15 Corridor	14	4.96	0.35	9.77	0.70	$694,869	2,828	$245.67	1,083	792	69	72	219
North County Coastal	25	6.16	0.25	9.25	0.37	$714,474	3,028	$236.08	1,481	775	88	142	564
South County	16	4.75	0.30	5.48	0.34	$519,216	2,722	$190.76	1,310	774	83	82	454
SINGLE-FAMILY DETACHED TOTALS	78	23.21	0.30	32.43	0.42	$603,744	2,847	$212.08	5,528	3,469	322	398	1,661
ATTACHED & DETACHED TOTAL	116	37.36	0.32	51.03	0.44	$590,468	2,378	$248.30	9,710	6,333	477	1,002	2,375

CUR SPW – Current Sales Per Week

CUM SPW – Cumulative Sales Per Week


CBRE
CB RICHARD ELLIS

ATTACHED PRICING TRENDS

				% Change	
Submarket	3rd Qtr 2010	2nd Qtr 2010	3rd Qtr 2009	Q2 2010-Q3 2010	Q3 2009-Q3 2010
East County	$341,081	$334,990	$277,319	1.82%	22.99%
Highway 78 Corridor	$540,723	$426,126	$482,846	26.89%	11.99%
Interstate 15 Corridor		$506,026	$311,763		
North County Coastal	$495,527	$500,026	$703,233	-0.90%	-29.54%
San Diego Central	$635,048	$518,705	$523,163	22.43%	21.39%
South County	$347,487	$318,051	$314,721	9.26%	10.41%
Single Family Attached Total	$564,229	$469,653	$450,132	20.14%	25.35%

Source: Residential Trends

DETACHED PRICING TRENDS

				% Change	
Submarket	3rd Qtr 2010	2nd Qtr 2010	3rd Qtr 2009	Q2 2010-Q3 2010	Q3 2009-Q3 2010
East County	$483,536	$501,774	$495,384	-3.63%	-2.39%
Highway 78 Corridor	$501,762	$467,845	$506,870	7.25%	-1.01%
Interstate 15 Corridor	$694,869	$742,199	$742,032	-6.38%	-6.36%
North County Coastal	$714,747	$778,991	$855,978	-8.25%	-16.50%
San Diego Central					
South County	$519,216	$497,073	$520,618	4.45%	-0.27%
Single Family Detached Total	$603,744	$635,681	$623,010	-5.02%	-3.09%

Source: Residential Trends

INVENTORY TRENDS

Attached total inventory increased 5.0 percent third quarter, to 1,318 units. Of these units, 604 are offered and unsold units and 714 are units that remain unavailable in unreleased future phases of currently active developments. Compared to the level of total inventory in the attached sector from third quarter 2009, the third quarter 2010 level represents nearly a 28 percent decline.

Total inventory in the detached sector decreased more than 9.0 percent. Thirds quarter's total of 2,059 units consists of 1,661 units of unreleased future phase inventory, or 81 percent of the detached total. The remaining 19 percent, or 398 units, are currently available for purchase and represent the most available homes since the first quarter of 2009.


CBRE
CB RICHARD ELLIS


Quarterly Attached Inventory Trends
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,952
3,383
2,743
2,415
1,829
1,584
1,464
1,258
1,318
2,010
1,589
1,312
1,137
863
810
761
604
714
1,942
1,794
1,431
1,278
774
703
654
604
715
08/3
08/4
09/1
09/2
09/3
09/4
10/1
10/2
10/3
Unsold
Remain for Dev.
Total Inv.

Of the total 1,067 units of offered and unsold inventory, 68 percent are in detached projects. High-density projects featuring structured parking hold 16 percent of total unsold inventory, followed by surface parked (medium density) attached, which represent more than 14 percent of the offered and unsold inventory. Condominium conversion units account for less than 2.0 percent while adaptive reuse unsold inventory represents the lowest percentage of units at just 0.4 percent.


Quarterly Detached Inventory Trends
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,632
3,269
2,850
2,349
1,944
1,857
2,021
2,270
2,059
2,952
2,708
2,371
2,006
1,696
1,625
1,696
1,918
1,661
680
561
479
343
325
352
398
08/3
08/4
09/1
09/2
09/3
09/4
10/1
10/2
10/3
Unsold
Remain for Dev.
Total Inv.


Months of Supply
A Historical Perspective
40
35
30
25
20
15
10
32
32
29
30
27
26
26
22
17
17
14
17
16
17
17
17
08/3
08/4
09/1
09/2
09/3
09/4
10/1
10/2
10/3
Attached
Detached

At current sales rates, offered and unsold attached inventory represents almost eight months of supply with unreleased inventory adding an additional nine months. In the detached sector, there are more than three months of readily available supply with close to 14 months of future phase inventory


3rd Quarter 2010
Total Attached Inventory Submarket
NC Coastal
12.2%
I15 Corridor
0.5%
78 Corridor
16.5%
Diego Central
57.9%
East County
1.3%
33.4%


3rt Quarter 2010
Total Detached Inventory by Submarket
Hwy 78 Corridor
20.5%
I15 Corridor
14.1%
East County
5.0%
NC Coastal
34.3%
South County
26.0%

Of the 1,002 total units of offered and unsold inventory in the region, roughly 59 percent represents standing inventory, while more than 40 percent are in some phase of construction. In the detached sector, 26 percent of available inventory represents completed construction with close to 74 percent in some phase of construction. More than 81 percent of the completed (standing) units of inventory are attached.

In the attached market, the sub-$300,000 price category contains the largest percentage of available units with 23 percent, with an additional 20 percent, or 119 units, in the $400,000 to $500,000 range. Roughly 9.0 percent of available attached inventory is priced above $1 million. The largest single percentage of available detached supply is found in the $500,000 to $600,000 price band with 28 percent of the sector followed by the $400,000 to $500,000 range with 17 percent. There are 55 homes, or 14 percent, available under $400,000 while homes positioned over $1 million account for 8.0 percent of available detached inventory.

FUTURE PROPOSED SUPPLY

The most recent audit of MarketPointes's LandTracker™ publication reveals a future proposed supply of 130,934 residential units spread between 487 single family detached developments, 341 single family attached developments, 60 apartment projects and 305 condominium conversion projects. One project, containing 1,746 total units, is still early in the entitlement process and has yet to determine a product mix. Attached product represents just over 50 percent of future supply or 65,596 units. Since apartment units tend to have underlying condo maps, the possibility exists they may be developed as condominiums, therefore apartment project totals are shown.



Although 41 percent of the proposed projects in the county are potential detached developments, this sector holds just 25 percent of the total proposed units. Of the nearly 1,200 total proposed projects throughout the San Diego County region, less than 14 percent, or 165 projects, are in the latter stages of the entitlement process, while most are likely years away from entering the marketplace.


3rd Quarter 2010
Proposed Supply
Detached
25.0%
SFA/SFD
1.3%
Apartments
8.0%
Conversions
15.5%
50.2%

FUTURE SUPPLY

Style	Data	Under Constr	Final Map	Final App	Tent App	Planning	Specific Plan	Grand Total
Apartments	Number Units	80	76	1,440	4,728	3,779	415	10,518
	Number Projects	1	1	7	25	23	3	60
Attached	Number Units	426	845	3,720	13,847	34,845	11,913	65,596
	Number Projects	8	16	24	126	141	26	341
Detached	Number Units	543	1,622	2,223	8,464	9,491	10,452	32,795
	Number Projects	10	40	33	183	172	49	487
Total Number Units		1,150	3,149	7,584	43,804	51,721	24,526	130,934
Total Number Projects		71	71	74	539	411	79	1,194

San Diego Central is the region with the most planned attached activity with 36 percent of the proposed units, another 28 percent are found in the South County. The Highway 78 Corridor holds the largest percentage of future detached supply with 36 percent of the total, followed by the South County with more than 24 percent.



IMMEDIATE AREA AND COMPETITION ANALYSIS

Within the Highway 78 Corridor submarket there were 18 active detached projects and 6 active attached projects during the third quarter of 2010. There were 73 units of unsold detached inventory available in the projects within the submarket. The 18 detached projects have 423 homes remaining for development in future phases. At the current absorption rate of approximately 28 homes per month, total units remaining for development and existing inventory (496 combined units) represents an approximate 17.7 month supply. By this measure, the Highway 78 Corridor submarket is oversupplied in regard to detached housing.

CONCLUSION

The housing market has deteriorated significantly since 2006 although there are some signs of improvement in the short term. The downturn has been characterized by falling homes values and absorption rates, and the closing of new home projects due to infeasibility of continued development. Consequently, in many markets residential land values have fallen by over 50% from the highs achieved in 2006 and only recently have the most desirable submarkets shown signs of firming.

The subject is located at the northern edge of new development in San Diego County, which has slowed significantly. In the near-term, we expect that new residential and commercial development will be negligible in the immediate area as existing developments are absorbed. In addition, new home prices are making new development unfeasible even if no excess inventory existed. We expect that the subject will not be feasible until existing supply is absorbed and prices begin to rise again.

Given that current market conditions do not support development of the subject property at this time, the alternative is to hold the property as an investment until demand improves and inventory levels have decreased significantly. The interim use for the property is the existing thoroughbred training facility. We estimate the necessary holding period will be approximately two to five years before development is warranted.



PLAT MAPS



126-06
FALLBROOK UNION
BONSALL UNION
MONSERATE
WEST
LILAC
ROAD
N. 1/4
SAN LUIS REY GOLF COURSE
GOLF CLUB DR.
CHANGES
THIS MAP WAS PREPARED FOR ASSESSMENT PURPOSES ONLY. NO LIABILITY IS ASSUMED FOR THE ACCURACY OF THE DATA SHOWN. ASSESSOR'S PARCELS MAY NOT COMPLY WITH LOCAL SUBDIVISION OR BUILDING ORDINANCES.

CBRE
CB RICHARD ELLIS


127-46
CHANGES
BLK OLD NEW YR CUT
MOBILE HOME
460
CAMINO
DEL
REY
VIA MARIA
ELENA
SEC 21-T10S-R3W
SEC 28-T10S-R3W
ROS 5332, 6957, 8202

SITE ANALYSIS

The following chart summarizes the salient characteristics of the subject site.

SITE SUMMARY AND ANALYSIS			
Physical Description			
Gross Site Area	202.12 Acres		8,804,347 Sq. Ft.
Net Site Area	202.12 Acres		8,804,347 Sq. Ft.
Primary Road Frontage	Camino Del Rey		
Secondary Road Frontage	Camino Del Cielo		
Excess Land Area	None		
Surplus Land Area	None		
Shape	Irregular		
Topography	Rolling Terrain		
Zoning District	A72, General Agriculture		
	A70, Limited Agriculture		
Flood Map Panel No. & Date	06073C0487F		19-Jun-97
Flood Zone	Zone X		
Adjacent Land Uses	Golf Course and residential uses		
Earthquake Zone	None		
Comparative Analysis	**Rating**		
Access	Average		
Visibility	Average		
Functional Utility	Adequate		
Traffic Volume	Average		
Adequacy of Utilities	Assumed adequate		
Landscaping	Average		
Drainage	Assumed adequate		
Utilities	**Provider**		**Adequacy**
Water	Rainbow Municipal Water District		To Site
Sewer	Rainbow Municipal Water District		To Site
Natural Gas	SDG&E		To Site
Electricity	SDG&E		To Site
Other	**Yes**	**No**	**Unknown**
Detrimental Easements			X
Encroachments			X
Deed Restrictions			X
Reciprocal Parking Rights		X	
Common Ingress/Egress		X	

Sources: Public Records, InterFlood, San Diego County Zoning

LOCATION

The subject is located at 5772 Camino Del Rey, in the community of Bonsall, San Diego County. The subject is situated along the northerly side of Camino Del Rey about one mile west of Mission Road (SH 76).



ASSESSOR'S PARCEL NUMBER

The San Diego County Tax Assessor's parcel numbers are 126-60-57, 59, 61, & 64; and 127-460-01, 03, 04, 05, 06, 07, 12, & 13.

TOPOGRAPHY AND DRAINAGE

No drainage problems were observed during the course of our physical inspection.

SOILS

We have not reviewed a soils report for the subject site. We cannot accurately comment on the condition of the soils as of our date of value. It is assumed the soils are of adequate load-bearing capacity to support the current and any future development of the site to its highest and best use without incurring extraordinary on-site costs.

EASEMENTS AND ENCROACHMENTS

We were not provided with a current preliminary title insurance report or survey. We assume that any easements affecting the property will allow access and highest and best use development. It is a formal assumption of this report that there are no other adverse easements and/or encroachments and/or private restrictions that would negatively impact the use, marketability, or value of the subject property. This assumption is incorporated into our analysis and conclusions.

ACCESS AGREEMENTS

There are no known access agreements that may affect the subject's marketability.

COVENANTS, CONDITIONS AND RESTRICTIONS

There are no known covenants, conditions and restrictions (CC&R's) impacting the site that are considered to affect the marketability or highest and best use, other than zoning restrictions. The subject is deed restricted.

UTILITIES AND SERVICES

The site is within the jurisdiction of San Diego County or Bonsall and is provided all municipal services, including police, fire and refuse garbage collection. All utilities are installed to the subject property.

According to Mr. Brian Lee, an engineer with the Rainbow Municipal Water District, the District has implemented a sewer moratorium. The sewer moratorium is tied to available capacity at the Oeanside Sewage Treatment Plant. At this time, neither Oceanside nor the District have any immediate plans to upgrade the sewer treatment plant. As a result, there is no timeline for sewer



permits to be available for new projects within the District. This policy may restrict or prevent future development of the property to its highest and best use.

FLOOD ZONE

According to flood hazard maps published by the Federal Emergency Management Agency (FEMA), the site is within Zone X, as indicated on the indicated Community Map Panel No. 06073C0487F.

> FEMA Zone X: This area has been identified in the community flood insurance study as an area of moderate or minimal hazard from the principal source of flood in the area. However, buildings in this zone could be flooded by severe, concentrated rainfall coupled with inadequate local drainage systems. Local storm water drainage systems are not normally considered in the community's Flood Insurance Study. The failure of a local drainage system creates areas of high flood risk within this rate zone. Flood insurance is available in participating communities but is not required by regulation in this zone.



FLOOD MAP


InterFlood
by a la mode
www.interflood.com • 1-800-252-6633
Prepared for:
CB Richard Ellis, Inc.
5772 Camino Del Rey
Bonsall, CA 92003-3710
RACETRACK
CANYON
CIRCLE VIEW DRIVE
VISTA
CIRCLE
ZONE X
DRIVE
FLOODSCAPE
Flood Hazards Map
Map Number
06073C0487F
Effective Date
June 19, 1997
Powered by FloodSource
877.77.FLOOD
www.floodsource.com
0' 300' 600' 900' 1200'

CBRE
CB RICHARD ELLIS

CONCLUSION

The site is well located and afforded good access and visibility from roadway frontage. The property totals 202 acres which is sufficiently large for a variety of residential development plans, and there are no known detrimental uses in the immediate vicinity. Overall, there are no known factors which are considered to prevent the site from development to its highest and best use, as if vacant, or adverse to the existing use of the site.



IMPROVEMENTS ANALYSIS

At the date of value, the property was considered as if it was a vacant land parcel even though it was improved with a thoroughbred training facility. The development includes over 500 horse stalls, a one mile oval main track, a 3/8 mile training track, schooling area, equine exercise pool, turnout pens, feed barns, equipment storage and maintenance buildings, feed store, single-family residence, fencing, security/gatehouse building, cafeteria and residence building and executive office building. According to the Assessor's information, the gross area of the land is 202.12 acres.

Due to the nature of the assignment, we have not made an in-depth description of the improvements.

ZONING

The following chart summarizes the subject's zoning requirements.

ZONING SUMMARY	
Current Zoning	A72, General Agriculture A70, Limited Agriculture
Legally Conforming	Legally non-conforming to zoning, while conforming to the General Plan
Uses Permitted	Agricultural, commercial, and residential
Zoning Change	Not likely
Category	**Zoning Requirement**
Minimum Lot Size	A72 - One dwelling per 8 acres A70 - One dwelling per 4 acres
Maximum Height	Two stories, 35 feet maximum
Minimum Setbacks	
Front Yard	60 Feet
Street Side Yard	25 Feet
Rear Yard	35 Feet

Source: San Diego County Planning & Zoning Dept.



ZONING MAP


General Plan Update
PRIVATE RD
WRIGHTWOOD RD
VIA LARGA VISTA
VIA CASITAS
GOLF CLUB DR
RACETRACK ACCESS
PRIVATE RD
Bonsall
PRIVATE DY
CAM DEL REY
VIA MARIA ELENA
LAKE VISTA CR
LAKE VISTA DR
Legend
Parcels
Highways
Freeways
Streets
Water Bodies
Zoning
Discretionary Permit Labels
Discretionary Applications
Scale: 1:9,852

The thoroughbred training center is a legal nonconforming use under the A-70 and A-72 ordinance due the larger number of animals per acre than is allowed. The A-70 and A-72 designations of the county were written after the PDP was implemented. The subject property complies with the current zoning ordinance because the PDP allows for recreational/commercial use that includes the training center use.

The current County General Plan Land Use designation for a majority of the property (approximately 176 acres) is (17) Estate Residential (EDA). The most easterly parcel (APN 126-460-13) of approximately 26 acres is designated (19) Intensive Agriculture. Again, a majority of the existing parcels are currently zoned A72 with a density designation of 0.125 dwelling units per acre or 8-acre minimum. The easterly 26 acre parcel is zoned A70 and would allow 4-acre minimum lot sizes. On an unadjusted gross acre basis the site would therefore allow up to 27 dwelling units under current regulations.

Alternatively, the current draft plan of the General Plan 2020 would modify the existing land use designation of the entire site. With the exception of approximately 13.3-acres at the northwest corner



of the property (APN 126-060-61), the current (17) Estate Residential and (19) Intensive Agriculture designations would be changed for most of the property to Semi-Rural Residential 2 or SR2 with a maximum density classification of 0.5 dwelling units per acre. Under this designation, 2, 4 and 8 acre lot minimums would be permitted based upon the topography of the site. In addition, the remaining 13.3-acre parcel at the northwest corner of the site would be redesignated Village Residential 15 or VR-15. This new land designation allows up to 15 dwelling units per acre and is not slope dependent.

According to the property owner, the proposed development plan for the site would provide a mix of residential unit types in a clustered and tiered configuration that is intended to relate as closely as possible to the varied residential development pattern on surrounding adjacent properties. Generally, higher densities (4-12 du/ac) are located in the northerly one-half of the property, adjacent to existing higher density residential development north and northeast of the site. In this area of the project, the highest proposed density of approximately 8 dwelling units per acre is located at the northwest corner of the site in the area proposed by GP 2020 to be reclassified VR15. The remainder of this area is proposed to be developed with 10,000 square foot single-family lots. The southerly half of the property would be subdivided with estate lots varying from 2-4 acres, depending upon existing topographic conditions. The project as currently envisioned, would contain approximately 104 multi-family units, 147-10,000 S.F. lots and approximately 41 lots of 2-acre minimum size, for a total unit count of 292 units. This unit count would be increased in the event San Diego County approves VR20 instead of VR15 for a portion of the site.

The San Diego County Board of County Commissioners continues to consider the GP 2020 update. Approval of the updated plan is anticipated during the first or second quarter of 2011. Formal applications for development will be filed as soon as the Commissioners approve the updated plan.

TAX ASSESSMENT DATA

In California, privately held real property is typically assessed at 100 percent of full cash value (which is interpreted to mean market value of the fee simple estate) as determined by the County Assessor. Generally, a reassessment occurs only when a property is sold (or transferred) or when new construction occurs (as differentiated from replacing existing construction). In the case of long-term ground leases, the general rule is that a reassessment is made at the time of assigning or terminating a lease where the remaining term is more than 35 years. For reassessment purposes, the lease term includes all options to extend. Assessments for properties that were acquired before the tax year 1975-1976 were stabilized as of the tax year 1975-1976. Property taxes are limited by state law to one percent of the assessed value plus voter-approved obligations and special assessments. If no sale (or transfer) occurs or no new building takes place, assessments may not increase by more than two percent annually. Taxes are payable in two equal installments, which become delinquent after December 10 and April 10, respectively.


CBRE
CB RICHARD ELLIS

The following summarizes the local assessor's estimate of the subject's market value, assessed value, and taxes, and does not include any furniture, fixtures or equipment.

AD VALOREM TAX INFORMATION		
Assessor's Market Value		2010/2011
126-060-57-00		$220,000
126-060-59-00		973,000
126-060-61-00		1,330,000
126-060-64-00		2,663,000
127-460-01-00		3,893,000
127-460-03-00		1,893,000
147-460-04-00		1,209,000
127-460-05-00		544,000
127-460-06-00		716,000
127-460-07-00		596,000
127-460-12-00		3,577,000
127-460-13-00		2,608,000
Subtotal		$20,222,000
Assessed Value @		100%
		$20,222,000
General Tax Rate	(per $100 A.V.)	1.064240
General Tax:		$215,211
Special Assessments:		6,626
Effective Tax Rate	(per $100 A.V.)	1.097006
Total Taxes		**$221,837**
Source: San Diego County Treasurer-Tax Collector		

According to the San Diego County Tax Collector's Office, the subject's property owners are delinquent on their first installment of the 2010/2011 tax payments and have been assessed a penalty totaling $11,091.79. This penalty is not reflected in the total tax amount presented in the above table. If the subject sold for the value estimate in this report, a reassessment at that value would most likely occur, with tax increases limited to two percent annually thereafter until the property is sold again. The consequences of this reassessment have been considered in the appropriate valuation sections.

HIGHEST AND BEST USE

In appraisal practice, the concept of highest and best use represents the premise upon which value is based. The four criteria the highest and best use must meet are:

- legal permissibility;
- physical possibility;
- financial feasibility; and
- maximum profitability.

The highest and best use analysis of the subject is discussed on the following pages. This analysis incorporates the information presented in the Market Analysis section, as well as any unique characteristics of the subject described previously.

AS VACANT

The property is zoned for residential land use and is of sufficient size to accommodate various types of development. The immediate area includes various residential land uses. Considering the surrounding land uses, location attributes, legal restrictions and other factors, it is our opinion that single-family residential oriented land uses would be reasonable and appropriate. Therefore, it is our opinion that the highest and best use would be for single-family residential use, time and circumstances warranting.

AS IMPROVED

As improved, the subject involves an equestrian-oriented facility. The current use is legally permissible and physically possible. The improvements continue to contribute value to the property and based on our analysis, the existing use is financially feasible. Therefore, it is our opinion that the highest and best use of the subject, as improved, is an interim use as a thoroughbred horse training facility.


CBRE
CB RICHARD ELLIS

APPRAISAL METHODOLOGY

In appraisal practice, an approach to value is included or omitted based on its applicability to the property type being valued and the quality and quantity of information available. Based on information contained in the Twelfth Edition of The Appraisal of Real Estate, published in 2001, depending on a specific appraisal assignment, any of the following four methods may be used to determine the market value of the fee simple interest of land:

* Sales Comparison Approach;
* Income Capitalization Procedures;
* Allocation; and
* Extraction.

The following summaries of each method are paraphrased from the text.

The first is the sales comparison approach. This is a process of analyzing sales of similar, recently sold parcels in order to derive an indication of the most probable sales price (or value) of the property being appraised. The reliability of this approach is dependent upon (a) the availability of comparable sales data, (b) the verification of the sales data regarding size, price, terms of sale, etc., (c) the degree of comparability or extent of adjustment necessary for differences between the subject and the comparables, and (d) the absence of nontypical conditions affecting the sales price. This is the primary and most reliable method used to value land (if adequate data exists).

The income capitalization procedures include three methods: land residual technique, ground rent capitalization, and Subdivision Development Analysis. A discussion of each of these three techniques is presented in the following paragraphs.

> The land residual method may be used to estimate land value when sales data on similar parcels of vacant land are lacking. This technique is based on the principle of balance and the related concept of contribution, which are concerned with equilibrium among the agents of production--i.e. labor, capital, coordination, and land. The land residual technique can be used to estimate land value when: 1) building value is known or can be accurately estimated, 2) stabilized, annual net operating income to the property is known or estimable, and 3) both building and land capitalization rates can be extracted from the market. Building value can be estimated for new or proposed buildings that represent the highest and best use of the property and have not yet incurred physical deterioration or functional obsolescence.
>
> The subdivision development method is used to value land when subdivision and development represent the highest and best use of the appraised parcel. In this method, an appraiser determines the number and size of lots that can be created from the appraised land physically, legally, and economically. The value of the underlying land is then estimated through a discounted cash flow analysis with revenues based on the achievable sale price of the finished product and expenses based on all costs required to complete and sell the finished product.



> The ground rent capitalization procedure is predicated upon the assumption that ground rents can be capitalized at an appropriate rate to indicate the market value of a site. Ground rent is paid for the right to use and occupy the land according to the terms of the ground lease; it corresponds to the value of the landowner's interest in the land. Market-derived capitalization rates are used to convert ground rent into market value. This procedure is useful when an analysis of comparable sales of leased land indicates a range of rents and reasonable support for capitalization rates can be obtained.

The allocation method is typically used when sales are so rare that the value cannot be estimated by direct comparison. This method is based on the principle of balance and the related concept of contribution, which affirm that there is a normal or typical ratio of land value to property value for specific categories of real estate in specific locations. This ratio is generally more reliable when the subject property includes relatively new improvements. The allocation method does not produce conclusive value indications, but it can be used to establish land value when the number of vacant land sales is inadequate.

The extraction method is a variant of the allocation method in which land value is extracted from the sale price of an improved property by deducting the contribution of the improvements, which is estimated from their depreciated costs. The remaining value represents the value of the land. Value indications derived in this way are generally unpersuasive because the assessment ratios may be unreliable and the extraction method does not reflect market considerations.

METHODOLOGY APPLICABLE TO THE SUBJECT

For the purposes of this analysis, we have utilized the sales comparison approach as this methodology is typically used for residential land that will be held for future development. The other methodologies are used primarily when comparable land sales data is non-existent. Therefore, these approaches have not been used.



SALES COMPARISON APPROACH - LAND VALUE

The following map and table summarize the comparable data used in the valuation of the subject site. A detailed description of each transaction is included in the addenda.


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SUMMARY OF COMPARABLE LAND SALES								
		Transaction			Actual Sale	Adjusted Sale	Size	Price Per
No.	Property Location	Type	Date	Zoning	Price	Price [1]	(Acres)	Acre
1	2730 East Vista Way, Vista (Uninc), CA	Sale	Dec-10	RR1	$450,000	$450,000	26.12	$17,228
2	38801 Los Corralitos Road, Temecula, CA	Sale	Oct-10	R-A-10, Residential Agricultur	$4,075,000	$4,075,000	241.63	$16,865
3	Litle Gopher Canyon & Vista Del Mar, Bonsall (Uninc), CA	Sale	Jul-10	A70, Semi-Rural Residential	$425,000	$425,000	29.78	$14,271
4	N/S Harmony Grove Rd, E/O Questhaven Rd, San Marcos, CA	Sale	Dec-09	RR.125	$3,200,000	$3,200,000	119.25	$26,834
5	3317 Gopher Canyon Road, Bonsall (Uninc), CA	Sale	Oct-09	A70-2	$410,000	$410,000	17.26	$23,754
6	S/S of Woods Valley Road, E/O Valley Center Rd., Valley Center, CA	Sale	Jul-09	R-R	$1,780,000	$1,780,000	90.18	$19,738
Subject	5772 Camino Del Rey, Bonsall, California	---	---	A72, General Agriculture	---	---	202.12	---

[1] Transaction amount adjusted for cash equivalency and/or development costs (where applicable)
Compiled by CBRE

The sales utilized represent the best data available for comparison with the subject and were selected from the northern San Diego and Temecula market areas. These sales were chosen based upon comparability in proximity, land area, and zoning designations.

SUMMARY OF ADJUSTMENTS

Land Sale One

This comparable is a 26.12 acre site located at 2730 East Vista Way in the sphere of interest of the City of Vista in San Diego County. The site has an irregular shape with gently rolling topography. At the time of the sale, the property was vacant land with an expired map for 14 minimum 1-acre lots. The site is zoned RR1 which allows for development of 1-acre lots. The County GP update will not change the zoning or density for the property. All utilities were available to the site. The property sold in December 2010 for $450,000, or $17,228 per acre.

The downward adjustment for size reflects this comparable's smaller land area. An upward adjustment for frontage was warranted as this comparable has an inferior frontage to depth ratio. Overall, a downward net adjustment was warranted to the sales price indicator.

Land Sale Two

This comparable is a 241.63 acre equestrian facility property located at 38801 Los Corralitos Road in southern Temecula, Riverside County. The Galway Downs/Southern California Equestrian Center is a fully operational equestrian facility that is improved with a race track, horse stalls, feed barns, storage


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and maintenance buildings, and other horse related improvements. The site has an irregular shape with moderately sloped topography and has frontage on two streets. The site is zoned R-A-10, Residential Agriculture, which allow for minimum 10-acre lots. The proposed use is to hold for future development of a higher density residential use. This was an REO property that sold in October 2010 for $4,075,000, or $16,865 per acre.

An upward adjustment was warranted for this comparables inferior location in south Riverside County. The current zoning for this comparable is inferior to the new zoning proposed for the subject and an upward adjustment is applied. Overall, an upward net adjustment was warranted to the sales price indicator.

Land Sale Three

This comparable is a 29.78 acres site located on the north side of Little Gopher Canyon Road in the community of Bonsall, San Diego County. The site has an irregular shape with moderately sloped topography. At the time of the sale, the property was vacant land. The site is zoned A70, Semi-Rural Residential, and the proposed use is for future residential development. The property sold in July 2010 for $425,000, or $14,271 per acre. This property is zoned A70 which allows for residential development of minimum 4-acre lots. The new San Diego County GP 2020 will not increase the development potential for this property.

The downward adjustment for size reflects this comparable's smaller land area. An upward adjustment for frontage was warranted as this comparable has frontage to a secondary street. The current and proposed zoning for this comparable is inferior to the new zoning proposed for the subject and an upward adjustment is applied. Overall, a downward net adjustment was warranted to the sales price indicator.

Land Sale Four

This comparable is a 119.25 acre site located on the north side of Harmony Grove Road in a rural residential community near the San Marcos city limits in San Diego County. The site has an irregular shape with moderately sloped topography. At the time of the sale, the property was undeveloped. The site is zoned RR.125, which allows for minimum 8-acre lots. The new San Diego County GP 2020 will not increase the development potential for this property. The proposed use is to hold as investment. The property sold in December 2009 for $3,200,000, or $26,834 per acre.

A downward adjustment was applied for declining market conditions since the date of sale. The downward adjustment for size reflects this comparable's smaller land area. An upward adjustment for frontage was warranted as this comparable has inferior frontage to a secondary street. A downward adjustment was warranted for this comparables superior location in San Diego County. The current and proposed zoning for this comparable is inferior to the new zoning proposed for the subject and


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an upward adjustment is applied. Overall, an upward net adjustment was warranted to the sales price indicator.

Land Sale Five

This comparable is a 17.26-acre site at 3317 Gopher Canyon Road in the community of Bonsall in San Diego County. The site has an irregular shape with steeply sloped topography. At the time of the sale, the property was vacant land. The site is zoned A70-2 for development of minimum 2-acre lots, and the proposed use is for future development. The property sold in October 2009 for $410,000, or $23,754 per acre. This was an REO property that was purchased for future development of an SFR.

A downward adjustment was applied for declining market conditions since the date of sale. The downward adjustment for size reflects this comparable's smaller land area. An upward adjustment for frontage was warranted as this comparable has an inferior frontage to depth ratio. An upward adjustment is warranted for this comparables steeply sloping topography. The current and proposed zoning for this comparable is inferior to the new zoning proposed for the subject and an upward adjustment is applied. Overall, a downward net adjustment was warranted to the sales price indicator.

Land Sale Six

This comparable is a 90.18 acre site located on the south side of Woods Valley Road and east of Valley Center Road, in Valley Center, San Diego County. The site has an L shape with gently rolling topography and was in raw condition at time of sale. The site is zoned R-R, which allows for 4-acre lots and the proposed use is not known. The property sold in July 2009 for $1,780,000, or $19,738 per acre.

A downward adjustment was applied for declining market conditions since the date of sale. An upward adjustment was warranted for this comparables inferior location in east San Diego County. An upward adjustment for frontage was warranted as this comparable has inferior frontage to a secondary street. The current zoning for this comparable is inferior to the new zoning proposed for the subject and an upward adjustment is applied. Overall, a downward net adjustment was warranted to the sales price indicator.

Based on our comparative analysis, the following chart summarizes the adjustments warranted to each comparable.


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LAND SALES ADJUSTMENT GRID							
Comparable Number	1	2	3	4	5	6	Subject
Transaction Type	Sale	Sale	Sale	Sale	Sale	Sale	---
Transaction Date	Dec-10	Oct-10	Jul-10	Dec-09	Oct-09	Jul-09	---
Zoning	RR1	R-A-10, Residential	A70, Semi-Rural	RR.125	A70-2	R-R	A72, General Agriculture
Actual Sale Price	$450,000	$4,075,000	$425,000	$3,200,000	$410,000	$1,780,000	---
Adjusted Sale Price [1]	$450,000	$4,075,000	$425,000	$3,200,000	$410,000	$1,780,000	---
Size (Acres)	26.12	241.63	29.78	119.25	17.26	90.18	202.12
Size (SF)	1,137,787	10,525,403	1,297,217	5,194,530	751,846	3,928,241	8,804,347
Price Per Acre	$17,228	$16,865	$14,271	$26,834	$23,754	$19,738	---
Price Per SF	$0.40	$0.39	$0.33	$0.62	$0.55	$0.45	---
Price Per Bldg. Area	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	---
Price Per Unit	$32,143	$169,792	$60,714	N/A	N/A	N/A	---
Price ($ Per AC)	$17,228	$16,865	$14,271	$26,834	$23,754	$19,738	
Property Rights Conveyed	0%	0%	0%	0%	0%	0%	
Financing Terms [1]	0%	0%	0%	0%	0%	0%	
Conditions of Sale	0%	0%	0%	0%	0%	0%	
Market Conditions (Time)	0%	0%	0%	-13%	-15%	-18%	
Subtotal	$17,228	$16,865	$14,271	$23,346	$20,191	$16,185	
Size	-20%	0%	-20%	-5%	-25%	-10%	
Shape	0%	0%	0%	0%	0%	0%	
Corner	0%	0%	0%	0%	0%	0%	
Frontage	5%	0%	5%	5%	5%	5%	
Topography	0%	0%	0%	0%	10%	0%	
Location	0%	10%	0%	-10%	0%	10%	
Zoning/Density	0%	15%	10%	15%	5%	10%	
Utilities	0%	0%	0%	0%	0%	0%	
Highest & Best Use	0%	0%	0%	0%	0%	0%	
Total Other Adjustments	-15%	25%	-5%	5%	-5%	15%	
Value Indication for Subject	$14,644	$21,081	$13,558	$24,513	$19,182	$18,613	

[1] Transaction amount adjusted for cash equivalency and/or development costs (where applicable)
Compiled by CBRE

MARKET PARTICIPANTS

During the course of the appraisal, we interviewed two land brokers that specialize in the north San Diego County market area. We asked for their opinion of residential development potential and market value of the land considering the pending General Plan revisions. David Santisteven with Colliers International believes that residential development would be the maximally profitable use of the property when market conditions improve but warned that the Rainbow Water District sewer permit moratorium was a significant hurdle to development. He indicated that a speculative land value of $15,000 to $20,000 per acre was appropriate for the property in today's market. Patrick Miller with Lee & Associates opined that the potential density from the General Plan 2020 update would be difficult to achieve because the community has a no growth bias and he expects significant local opposition to a change in land use. He also mentioned the sewer moratorium. Despite these development issues he estimated a land value of $20,000 to $25,000 per acre for the property.

CONCLUSION

Based on the preceding sales comparison analysis and broker opinions we have estimated a per acre value indicator near the middle of the ranges. The following table presents the valuation conclusion:


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CONCLUDED LAND VALUE				
$ Per AC		Subject Acs.		Total
$19,000	x	202.12	=	$3,840,280
$21,000	x	202.12	=	$4,244,520
Indicated Value:				**$4,000,000**
		(Rounded $ Per AC)		$19,790.22

Compiled by CBRE


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CONCLUSION OF VALUE

Based on the foregoing, the market value of the subject has been concluded as follows:

MARKET VALUE CONCLUSION			
Appraisal Premise	**Interest Appraised**	**Date of Value**	**Value Conclusion**
As Is	Fee Simple Estate	January 14, 2011	$4,000,000

Compiled by CBRE



ASSUMPTIONS AND LIMITING CONDITIONS

1. Unless otherwise specifically noted in the body of the report, it is assumed that title to the property or properties appraised is clear and marketable and that there are no recorded or unrecorded matters or exceptions to title that would adversely affect marketability or value. CBRE is not aware of any title defects nor has it been advised of any unless such is specifically noted in the report. CBRE, however, has not examined title and makes no representations relative to the condition thereof. Documents dealing with liens, encumbrances, easements, deed restrictions, clouds and other conditions that may affect the quality of title have not been reviewed. Insurance against financial loss resulting in claims that may arise out of defects in the subject's title should be sought from a qualified title company that issues or insures title to real property.
2. Unless otherwise specifically noted in the body of this report, it is assumed: that the existing improvements on the property or properties being appraised are structurally sound, seismically safe and code conforming; that all building systems (mechanical/electrical, HVAC, elevator, plumbing, etc.) are in good working order with no major deferred maintenance or repair required; that the roof and exterior are in good condition and free from intrusion by the elements; that the property or properties have been engineered in such a manner that the improvements, as currently constituted, conform to all applicable local, state, and federal building codes and ordinances. CBRE professionals are not engineers and are not competent to judge matters of an engineering nature. CBRE has not retained independent structural, mechanical, electrical, or civil engineers in connection with this appraisal and, therefore, makes no representations relative to the condition of improvements. Unless otherwise specifically noted in the body of the report: no problems were brought to the attention of CBRE by ownership or management; CBRE inspected less than 100% of the entire interior and exterior portions of the improvements; and CBRE was not furnished any engineering studies by the owners or by the party requesting this appraisal. If questions in these areas are critical to the decision process of the reader, the advice of competent engineering consultants should be obtained and relied upon. It is specifically assumed that any knowledgeable and prudent purchaser would, as a precondition to closing a sale, obtain a satisfactory engineering report relative to the structural integrity of the property and the integrity of building systems. Structural problems and/or building system problems may not be visually detectable. If engineering consultants retained should report negative factors of a material nature, or if such are later discovered, relative to the condition of improvements, such information could have a substantial negative impact on the conclusions reported in this appraisal. Accordingly, if negative findings are reported by engineering consultants, CBRE reserves the right to amend the appraisal conclusions reported herein.
3. Unless otherwise stated in this report, the existence of hazardous material, which may or may not be present on the property was not observed by the appraisers. CBRE has no knowledge of the existence of such materials on or in the property. CBRE, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea formaldehyde foam insulation, contaminated groundwater or other potentially hazardous materials may affect the value of the property. The value estimate is predicated on the assumption that there is no such material on or in the property that would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

   We have inspected, as thoroughly as possible by observation, the land; however, it was impossible to personally inspect conditions beneath the soil. Therefore, no representation is made as to these matters unless specifically considered in the appraisal.
4. All furnishings, equipment and business operations, except as specifically stated and typically considered as part of real property, have been disregarded with only real property being considered in the report unless otherwise stated. Any existing or proposed improvements, on or off-site, as well as any alterations or repairs considered, are assumed to be completed in a workmanlike manner according to standard practices based upon the information submitted to CBRE This report may be subject to amendment upon re-inspection of the subject subsequent to repairs, modifications, alterations and completed new construction. Any estimate of Market Value is as of the date indicated; based upon the information, conditions and projected levels of operation.
5. It is assumed that all factual data furnished by the client, property owner, owner's representative, or persons designated by the client or owner to supply said data are accurate and correct unless otherwise specifically noted in the appraisal report. Unless otherwise specifically noted in the appraisal report, CBRE has no reason to believe that any of the data furnished contain any material error. Information and data referred to in this paragraph include, without being limited to, numerical street addresses, lot and block numbers, Assessor's Parcel Numbers, land dimensions, square footage area of the land, dimensions of the improvements, gross building areas, net rentable areas, usable areas, unit count, room count, rent schedules, income data, historical operating expenses, budgets, and related data. Any material error in any of the above data could have a substantial impact on the conclusions reported. Thus, CBRE reserves the right to amend conclusions reported if made aware of any such error. Accordingly, the client-addressee should carefully review all assumptions, data, relevant calculations, and conclusions within 30 days after the date of delivery of this report and should immediately notify CBRE of any questions or errors.


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6. The date of value to which any of the conclusions and opinions expressed in this report apply, is set forth in the Letter of Transmittal. Further, that the dollar amount of any value opinion herein rendered is based upon the purchasing power of the American Dollar on that date. This appraisal is based on market conditions existing as of the date of this appraisal. Under the terms of the engagement, we will have no obligation to revise this report to reflect events or conditions which occur subsequent to the date of the appraisal. However, CBRE will be available to discuss the necessity for revision resulting from changes in economic or market factors affecting the subject.
7. CBRE assumes no private deed restrictions, limiting the use of the subject in any way.
8. Unless otherwise noted in the body of the report, it is assumed that there are no mineral deposit or subsurface rights of value involved in this appraisal, whether they be gas, liquid, or solid. Nor are the rights associated with extraction or exploration of such elements considered unless otherwise stated in this appraisal report. Unless otherwise stated it is also assumed that there are no air or development rights of value that may be transferred.
9. CBRE is not aware of any contemplated public initiatives, governmental development controls, or rent controls that would significantly affect the value of the subject.
10. The estimate of Market Value, which may be defined within the body of this report, is subject to change with market fluctuations over time. Market value is highly related to exposure, time promotion effort, terms, motivation, and conclusions surrounding the offering. The value estimate(s) consider the productivity and relative attractiveness of the property, both physically and economically, on the open market.
11. Any cash flows included in the analysis are forecasts of estimated future operating characteristics are predicated on the information and assumptions contained within the report. Any projections of income, expenses and economic conditions utilized in this report are not predictions of the future. Rather, they are estimates of current market expectations of future income and expenses. The achievement of the financial projections will be affected by fluctuating economic conditions and is dependent upon other future occurrences that cannot be assured. Actual results may vary from the projections considered herein. CBRE does not warrant these forecasts will occur. Projections may be affected by circumstances beyond the current realm of knowledge or control of CBRE
12. Unless specifically set forth in the body of the report, nothing contained herein shall be construed to represent any direct or indirect recommendation of CBRE to buy, sell, or hold the properties at the value stated. Such decisions involve substantial investment strategy questions and must be specifically addressed in consultation form.
13. Also, unless otherwise noted in the body of this report, it is assumed that no changes in the present zoning ordinances or regulations governing use, density, or shape are being considered. The property is appraised assuming that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, nor national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimates contained in this report is based, unless otherwise stated.
14. This study may not be duplicated in whole or in part without the specific written consent of CBRE nor may this report or copies hereof be transmitted to third parties without said consent, which consent CBRE reserves the right to deny. Exempt from this restriction is duplication for the internal use of the client-addressee and/or transmission to attorneys, accountants, or advisors of the client-addressee. Also exempt from this restriction is transmission of the report to any court, governmental authority, or regulatory agency having jurisdiction over the party/parties for whom this appraisal was prepared, provided that this report and/or its contents shall not be published, in whole or in part, in any public document without the express written consent of CBRE which consent CBRE reserves the right to deny. Finally, this report shall not be advertised to the public or otherwise used to induce a third party to purchase the property or to make a "sale" or "offer for sale" of any "security", as such terms are defined and used in the Securities Act of 1933, as amended. Any third party, not covered by the exemptions herein, who may possess this report, is advised that they should rely on their own independently secured advice for any decision in connection with this property. CBRE shall have no accountability or responsibility to any such third party.
15. Any value estimate provided in the report applies to the entire property, and any pro ration or division of the title into fractional interests will invalidate the value estimate, unless such pro ration or division of interests has been set forth in the report.
16. The distribution of the total valuation in this report between land and improvements applies only under the existing program of utilization. Component values for land and/or buildings are not intended to be used in conjunction with any other property or appraisal and are invalid if so used.
17. The maps, plats, sketches, graphs, photographs and exhibits included in this report are for illustration purposes only and are to be utilized only to assist in visualizing matters discussed within this report. Except as specifically stated, data relative to size or area of the subject and comparable properties has been obtained from sources deemed accurate and reliable. None of the exhibits are to be removed, reproduced, or used apart from this report.
18. No opinion is intended to be expressed on matters which may require legal expertise or specialized investigation or knowledge beyond that customarily employed by real estate appraisers. Values and opinions expressed presume that


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environmental and other governmental restrictions/conditions by applicable agencies have been met, including but not limited to seismic hazards, flight patterns, decibel levels/noise envelopes, fire hazards, hillside ordinances, density, allowable uses, building codes, permits, licenses, etc. No survey, engineering study or architectural analysis has been made known to CBRE unless otherwise stated within the body of this report. If the Consultant has not been supplied with a termite inspection, survey or occupancy permit, no responsibility or representation is assumed or made for any costs associated with obtaining same or for any deficiencies discovered before or after they are obtained. No representation or warranty is made concerning obtaining these items. CBRE assumes no responsibility for any costs or consequences arising due to the need, or the lack of need, for flood hazard insurance. An agent for the Federal Flood Insurance Program should be contacted to determine the actual need for Flood Hazard Insurance.

19. Acceptance and/or use of this report constitutes full acceptance of the Contingent and Limiting Conditions and special assumptions set forth in this report. It is the responsibility of the Client, or client's designees, to read in full, comprehend and thus become aware of the aforementioned contingencies and limiting conditions. Neither the Appraiser nor CBRE assumes responsibility for any situation arising out of the Client's failure to become familiar with and understand the same. The Client is advised to retain experts in areas that fall outside the scope of the real estate appraisal/consulting profession if so desired.
20. CBRE assumes that the subject analyzed herein will be under prudent and competent management and ownership; neither inefficient or super-efficient.
21. It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined and considered in the appraisal report.
22. No survey of the boundaries of the property was undertaken. All areas and dimensions furnished are presumed to be correct. It is further assumed that no encroachments to the realty exist.
23. The Americans with Disabilities Act (ADA) became effective January 26, 1992. Notwithstanding any discussion of possible readily achievable barrier removal construction items in this report, CBRE has not made a specific compliance survey and analysis of this property to determine whether it is in conformance with the various detailed requirements of the ADA. It is possible that a compliance survey of the property together with a detailed analysis of the requirements of the ADA could reveal that the property is not in compliance with one or more of the requirements of the ADA. If so, this fact could have a negative effect on the value estimated herein. Since CBRE has no specific information relating to this issue, nor is CBRE qualified to make such an assessment, the effect of any possible non-compliance with the requirements of the ADA was not considered in estimating the value of the subject.
24. Client shall not indemnify Appraiser or hold Appraiser harmless unless and only to the extent that the Client misrepresents, distorts, or provides incomplete or inaccurate appraisal results to others, which acts of the Client approximately result in damage to Appraiser. Notwithstanding the foregoing, Appraiser shall have no obligation under this Section with respect to any loss that is caused solely by the active negligence or willful misconduct of a Client and is not contributed to by any act or omission (including any failure to perform any duty imposed by law) by Appraiser. Client shall indemnify and hold Appraiser harmless from any claims, expenses, judgments or other items or costs arising as a result of the Client's failure or the failure of any of the Client's agents to provide a complete copy of the appraisal report to any third party. In the event of any litigation between the parties, the prevailing party to such litigation shall be entitled to recover, from the other, reasonable attorney fees and costs.
25. The report is for the sole use of the client; however, client may provide only complete, final copies of the appraisal report in its entirety (but not component parts) to third parties who shall review such reports in connection with loan underwriting or securitization efforts. Appraiser is not required to explain or testify as to appraisal results other than to respond to the client for routine and customary questions. Please note that our consent to allow an appraisal report prepared by CBRE or portions of such report, to become part of or be referenced in any public offering, the granting of such consent will be at our sole discretion and, if given, will be on condition that we will be provided with an Indemnification Agreement and/or Non-Reliance letter, in a form and content satisfactory to us, by a party satisfactory to us. We do consent to your submission of the reports to rating agencies, loan participants or your auditors in its entirety (but not component parts) without the need to provide us with an Indemnification Agreement and/or Non-Reliance letter.
26. As part of the client's requested scope of work, an estimate of insurable value is provided herein. CBRE has followed traditional appraisal standards to develop a reasonable calculation based upon industry practices and industry accepted publications such as the Marshal Valuation Service handbook. The methodology employed is a derivation of the cost approach which is primarily used as an academic exercise to help support the market value estimate and therefore is not reliable for Insurable Value estimates. Actual construction costs and related estimates can vary greatly from this estimate.

    This analysis should not be relied upon to determine proper insurance coverage which can only be properly estimated by consultants considered experts in cost estimation and insurance underwriting. It is provided to aid the client/reader/user as part of their overall decision making process and no representations or warranties are made by


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CBRE regarding the accuracy of this estimate and it is strongly recommend that other sources be utilized to develop any estimate of insurable value.

ADDENDA

ADDENDUM A

GLOSSARY OF TERMS

assessed value Assessed value applies in ad valorem taxation and refers to the value of a property according to the tax rolls. Assessed value may not conform to market value, but it is usually calculated in relation to a market value base. †

cash equivalency The procedure in which the sale prices of comparable properties sold with atypical financing are adjusted to reflect typical market terms.

contract rent The actual rental income specified in a lease. ‡

disposition value The most probable price which a specified interest in real property is likely to bring under all of the following conditions: 1) Consummation of a sale will occur within a limited future marketing period specified by the client; 2) The actual market conditions currently prevailing are those to which the appraised property interest is subject; 3) The buyer and seller is each acting prudently and knowledgeably; 4) The seller is under compulsion to sell; 5) The buyer is typically motivated; 6) Both parties are acting in what they consider their best interests; 7) An adequate marketing effort will be made in the limited time allowed for the completion of a sale; 8) Payment will be made in cash in U.S. dollars or in terms of financial arrangements comparable thereto; and 9) The price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.‡

effective rent The rental rate net of financial concessions such as periods of no rent during the lease term; may be calculated on a discounted basis, reflecting the time value of money, or on a simple, straight-line basis. ‡

excess land In regard to an improved site, the land not needed to serve or support the existing improvement. In regard to a vacant site or a site considered as though vacant, the land not needed to accommodate the site's primary highest and best use. Such land may be separated from the larger site and have its own highest and best use, or it may allow for future expansion of the existing or anticipated improvement. *See also* surplus land. ‡

extraordinary assumption An assumption directly related to a specific assignment, which, if found to be false, could alter the appraiser's opinions or conclusions. Extraordinary assumptions presume as fact otherwise uncertain information about physical, legal, or economic characteristics of the subject property; or about conditions external to the property such as market conditions or trends; or about the integrity of data used in an analysis. *See also* hypothetical condition. ‡

fee simple estate Absolute ownership unencumbered by any other interest or estate, subject only to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat. ‡

floor area ratio (FAR) The relationship between the above-ground floor area of a building, as described by the building code, and the area of the plot on which it stands; in planning and zoning, often expressed as a decimal, e.g., a ratio of 2.0 indicates that the permissible floor area of a building is twice the total land area; also called *building-to-land ratio*. ‡

full service lease A lease in which rent covers all operating expenses. Typically, full service leases are combined with an *expense stop*, the expense level covered by the contract lease payment. Increases in expenses above the expense stop level are passed through to the tenant and are known as *expense pass-throughs*.

going concern value Going concern value is the value of a proven property operation. It includes the incremental value associated with the business concern, which is distinct from the value of the real estate only. Going concern value includes an intangible enhancement of the value of an operating business enterprise which is produced by the assemblage of the land, building, labor, equipment, and marketing operation. This process creates an economically viable business that is expected to continue. Going concern value refers to the total value of a property, including both real property and intangible personal property attributed to the business value. †

gross building area (GBA) The total floor area of a building, including below-grade space but excluding unenclosed areas, measured from the exterior of the walls. Gross building area for office buildings is computed by measuring to the outside finished surface of permanent outer building walls without any deductions. All enclosed floors of the building including basements, mechanical equipment floors, penthouses, and the like are included in the measurement. Parking spaces and parking garages are excluded. ‡

hypothetical condition That which is contrary to what exists but is supposed for the purpose of analysis. Hypothetical conditions assume conditions contrary to known facts about physical, legal, or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about the integrity of data used in an analysis. *See also* extraordinary assumption. ‡

investment value Investment value is the value of an investment to a particular investor based on his or her investment requirements. In contrast to market value, investment value is value to an individual, not value in the marketplace. Investment value reflects the subjective relationship between a particular investor and a given investment. When measured in dollars, investment value is the price an investor would pay for an investment in light of its perceived capacity to satisfy his or her desires,

needs, or investment goals. To estimate investment value, specific investment criteria must be known. Criteria to evaluate a real estate investment are not necessarily set down by the individual investor; they may be established by an expert on real estate and its value, that is, an appraiser. †

leased fee
See leased fee estate

leased fee estate An ownership interest held by a landlord with the right of use and occupancy conveyed by lease to others. The rights of the lessor (the leased fee owner) and the leased fee are specified by contract terms contained within the lease.‡

leasehold
See leasehold estate

leasehold estate The interest held by the lessee (the tenant or renter) through a lease conveying the rights of use and occupancy for a stated term under certain conditions.‡

liquidation value The most probable price which a specified interest in real property is likely to bring under all of the following conditions: 1) Consummation of a sale will occur within a severely limited future marketing period specified by the client; 2) The actual market conditions currently prevailing are those to which the appraised property interest is subject; 3) The buyer is acting prudently and knowledgeably; 4) The seller is under extreme compulsion to sell; 5) The buyer is typically motivated; 6) The buyer is acting in what he or she considers his or her best interests; 7) A limited marketing effort and time will be allowed for the completion of a sale; 8) Payment will be made in cash in U.S. dollars or in terms of financial arrangements comparable thereto; and 9) The price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale. ‡

market rent The most probable rent that a property should bring in a competitive and open market reflecting all conditions and restrictions of the specified lease agreement including term, rental adjustment and revaluation, permitted uses, use restrictions, and expense obligations; the lessee and lessor each acting prudently and knowledgeably, and assuming consummation of a lease contract as of a specified date and the passing of the leasehold from lessor to lessee under conditions whereby: 1) lessee and lessor are typically motivated; 2) both parties are well informed or well advised, and acting in what they consider their best interests; 3) a reasonable time is allowed for exposure in the open market; 4) the rent payment is made in terms of cash in U.S. dollars and is expressed as an amount per time period consistent with the payment schedule of the lease contract; and 5) the rental amount represents the normal consideration for the property leased unaffected by special fees or concessions granted by anyone associated with the transaction. ‡

market value Market value is one of the central concepts of the appraisal practice. Market value is differentiated from other types of value in that it is created by the collective patterns of the market. Market value means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby: 1) A reasonable time is allowed for exposure in the open market; 2) Both parties are well informed or well advised, and acting in what they consider their own best interests; 3) Buyer and seller are typically motivated; 4) Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and 5) The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.§

marketing period The time it takes an interest in real property to sell on the market subsequent to the date of an appraisal. ‡

net lease Lease in which all or some of the operating expenses are paid directly by the tenant. The landlord never takes possession of the expense payment. In a *Triple Net Lease* all operating expenses are the responsibility of the tenant, including property taxes, insurance, interior maintenance, and other miscellaneous expenses. However, management fees and exterior maintenance are often the responsibility of the lessor in a triple net lease. A *modified net lease* is one in which some expenses are paid separately by the tenant and some are included in the rent.

net rentable area (NRA) 1) The area on which rent is computed. 2) The Rentable Area of a floor shall be computed by measuring to the inside finished surface of the dominant portion of the permanent outer building walls, excluding any major vertical penetrations of the floor. No deductions shall be made for columns and projections necessary to the building. Include space such as mechanical room, janitorial room, restrooms, and lobby of the floor. *

occupancy rate The relationship or ratio between the income received from the rented units in a property and the income that would be received if all the units were occupied.‡

prospective value opinion A forecast of the value expected at a specified future date. A prospective value opinion is most frequently sought in connection with real estate projects that are proposed, under construction, or under conversion to a new us, or those that have not

achieved sellout or a stabilized level of long-term occupancy at the time the appraisal report is written. ‡

reasonable exposure time The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective opinion based upon an analysis of past events assuming a competitive and open market. ††

rent
See
full service lease
net lease
market rent
contract, coupon, face, or nominal rent
effective rent

shell rent The typical rent paid for retail, office, or industrial tenant space based on minimal "shell" interior finishes (called plain vanilla finish in some areas). Usually the landlord delivers the main building shell space or some minimum level of interior build-out, and the tenant completes the interior finish, which can include wall, ceiling, and floor finishes; mechanical systems, interior electric, and plumbing. Typically these are long-term leases with tenants paying all or most property expenses. ‡

surplus land Land not necessary to support the highest and best use of the existing improvement but, because of physical limitations, building placement, or neighborhood norms, cannot be sold off separately. Such land may or may not contribute positively to value and may or may not accommodate future expansion of an existing or anticipated improvement. *See also* excess land. ‡

usable area 1) The area actually used by individual tenants. 2) The Usable Area of an office building is computed by measuring to the finished surface of the office side of corridor and other permanent walls, to the center of partitions that separate the office from adjoining usable areas, and to the inside finished surface of the dominant portion of the permanent outer building walls. Excludes areas such as mechanical rooms, janitorial room, restrooms, lobby, and any major vertical penetrations of a multi-tenant floor. ˙

use value Use value is a concept based on the productivity of an economic good. Use value is the value a specific property has for a specific use. Use value focuses on the value the real estate contributes to the enterprise of which it is a part, without regard to the property's highest and best use or the monetary amount that might be realized upon its sale. †

value indication An opinion of value derived through application of the appraisal process. ‡

---

† *The Appraisal of Real Estate*, Thirteenth Edition, Appraisal Institute, 2008.

‡ *The Dictionary of Real Estate Appraisal*, Fourth Edition, Appraisal Institute, 2002.

§ Office of Comptroller of the Currency (OCC), 12 CFR Part 34, Subpart C – Appraisals, 34.42 (g); Office of Thrift Supervision (OTS), 12 CFR 564.2 (g); Appraisal Institute, *The Dictionary of Real Estate Appraisal*, 4th ed. (Chicago: Appraisal Institute, 2002), 177-178. This is also compatible with the RTC, FDIC, FRS and NCUA definitions of market value as well as the example referenced in the *Uniform Standards of Professional Appraisal Practice (USPAP).*

˙ 2000 BOMA Experience Exchange Report, Income/Expense Analysis for Office Buildings (Building Owners and Managers Association, 2000)

†† *Statement on Appraisal Standard No. 6*, Appraisal Standards Board of The Appraisal Foundation, September 16, 1993, revised June 15, 2004.

ADDENDUM B

LAND SALE DATA SHEETS

RR1 Zoned Residential Land

Location Data

Location:	2730 East Vista Way Vista (Uninc),CA 92084
County:	San Diego
Assessor's Parcel No:	170-151-08
Atlas Ref:	1067-J7

Physical Data

Type:	Spec-Holding	
Land Area:	Gross	Usable
Acres:	26.1200	26.1200
Square Feet:	1,137,787	1,137,787
Topography:	Gently Rolling	
Shape:	Irregular	
Utilities:	To Site	
Zoning:	RR1	
Allowable Bldg Area:	N/A	
Floor Area Ratio:	N/A	
No. of units:	14	
Max FAR:	N/A	
Frontage:	East Vista Way; Mason Road	

Analysis

Use At Sale:	Vacant Land
Proposed Use or Dev.	Future Development
Price Per Acre:	$17,228
Price Per SF of Land:	$0.40
Price Per Unit:	$32,143
Price Per SF of Bldg:	N/A

Sale Data

Transaction Type:	Sale
Date:	12/2010
Marketing Time:	8 months
Grantor:	City National Bank
Grantee:	Barbes Family 2008 Trust
Document No.:	712785
Sale Price:	$450,000
Financing:	Cash to Seller
Cash Eq.Price:	$450,000
Onsite/Offsite Costs:	$0
Adj. Sale Price:	$450,000
Verification:	Matt Weaver, Lee and Associates 760-929-9700


Google

Comments

This property is located in the sphere of interest of the City of Vista in San Diego County. This property is zoned RR1 which allows for residential development of minimum one acre lots. This is an REO property that had been on the market approximately 8 months prior to sale. Elevation allows for some views from this site.

Galway Downs

Location Data

Location:	**38801 Los Corralitos Road**
	Temecula,CA 92592
County:	**Riverside**
Assessor's Parcel No:	**927-160-001, 002**
Atlas Ref:	**980-D1**

Sale Data

Transaction Type:	**Sale**
Date:	**10/2010**
Marketing Time:	**N/A**
Grantor:	**East West Bank**
Grantee:	**SFT Realty Rockaway, LLC**
Document No.:	**492218**
Sale Price:	**$4,075,000**
Financing:	**Cash to Seller**
Cash Eq.Price:	**$4,075,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$4,075,000**
Verification:	**David Rosenthal - 818-787-3077, Korek Land Co.**



Physical Data

Type:	**Spec-Holding**	
Land Area:	**Gross**	**Usable**
Acres:	**241.6300**	**241.6300**
Square Feet:	**10,525,403**	**10,525,403**
Topography:	**Moderate Slope**	
Shape:	**Irregular**	
Utilities:	**To Site**	
Zoning:	**R-A-10, Residential Agricultur**	
Allowable Bldg Area:	**N/A**	
Floor Area Ratio:	**N/A**	
No. of units:	**24**	
Max FAR:		
Frontage:	**Los Caballos Road; Pauba Road**	

Analysis

Use At Sale:	**Equestrian facility**
Proposed Use or Dev.	**Future Development**
Price Per Acre:	**$16,864**
Price Per SF of Land:	**$0.39**
Price Per Unit:	**$169,792**
Price Per SF of Bldg:	**N/A**

Comments

The Galway Downs/Southern California Equestrian Center is a fully operational equestrian facility locatedf in southern Temecula, Riverside County. THe property is improved with a race track, horse stalls, feed barns,storage and maintenance buildings, and other equestrian related facilities. The site was purchased as a future development opportunity.

Little Gopher Canyon Site

Location Data

Location:	**Litle Gopher Canyon & Vista Del Mar Bonsall (Uninc),CA 92084**
County:	**San Diego**
Assessor's Parcel No:	**126-210-12, 13**
Atlas Ref:	**1068-B5**

Physical Data

Type:	**Spec-Holding**	
Land Area:	**Gross**	**Usable**
Acres:	**29.7800**	**29.7800**
Square Feet:	**1,297,217**	**1,297,217**
Topography:	**Moderate Slope**	
Shape:	**Irregular**	
Utilities:	**To Site**	
Zoning:	**A70, Semi-Rural Residential**	
Allowable Bldg Area:	**N/A**	
Floor Area Ratio:	**N/A**	
No. of units:	**7**	
Max FAR:		
Frontage:	**Little Gopher Canyon Road; Vista Del Mar**	

Analysis

Use At Sale:	**Vacant Land**
Proposed Use or Dev.	**Future Development**
Price Per Acre:	**$14,271**
Price Per SF of Land:	**$0.33**
Price Per Unit:	**$60,714**
Price Per SF of Bldg:	**N/A**

Sale Data

Transaction Type:	**Sale**
Date:	**7/2010**
Marketing Time:	**N/A**
Grantor:	**Ardo Trust**
Grantee:	**Thomas Lee, et al**
Document No.:	**511866**
Sale Price:	**$425,000**
Financing:	**Cash to Seller**
Cash Eq.Price:	**$425,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$425,000**
Verification:	**David Santisteven - 858-677-5314, Colliers**



Comments

This property is located on the north side of Little Gopher Canyon Road in the community of Bonsall. This property is zoned A70 which allows for residential development of minimum 4-acre lots. Elevation allows for some views from this site.

Rural Residential Zoned Land - 119.25 Acres

Location Data

Location:	**N/S Harmony Grove Rd, E/O San Marcos,CA 92029**
County:	**San Diego**
Assessor's Parcel No:	**679-130-05**
Atlas Ref:	**1149-A1**

Sale Data

Transaction Type:	**Sale**
Date:	**12/2009**
Marketing Time:	**N/A**
Grantor:	**Family Stations Inc.**
Grantee:	**Escondido Creek Conservancy**
Document No.:	**698918**
Sale Price:	**$3,200,000**
Financing:	**Not Available**
Cash Eq.Price:	**$3,200,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$3,200,000**
Verification:	**Public Records, Yeshi Robinson, Listing Broker (619) 465-6342**



Physical Data

Type:	**Spec-Holding**	
Land Area:	**Gross**	**Usable**
Acres:	**119.2500**	**119.2500**
Square Feet:	**5,194,530**	**5,194,530**
Topography:	**Moderate Slope**	
Shape:	**Irregular**	
Utilities:	**None to Site**	
Zoning:	**RR.125**	
Allowable Bldg Area:	**N/A**	
Floor Area Ratio:	**N/A**	
No. of units:	**N/A**	
Max FAR:		
Frontage:	**N/A;**	

Analysis

Use At Sale:	**Undeveloped**
Proposed Use or Dev.	**Hold as Investment**
Price Per Acre:	**$26,834**
Price Per SF of Land:	**$0.62**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**N/A**

Comments

This comparable consists of a 119.25-acre parcel on the north side of Harmony Grove Road in a rural residential community near the San Marcos city limits. The zoning is RR.125 which allows for 8 acre minimum-sized lots. The site is undeveloped and has varying topography which allows for expansive territorial and ocean views to the west. The asking price was quoted as a range from $3,500,000 to $4,000,000. The final sales price was $3,200,000. APN 679-130-05

Gopher Canyon

Location Data

Location:	**3317 Gopher Canyon Road** **Bonsall (Uninc),CA 92084**
County:	**San Diego**
Assessor's Parcel No:	**172-014-19**
Atlas Ref:	**1068-F6**

Physical Data

Type:	**Spec-Holding**	
Land Area:	**Gross**	**Usable**
Acres:	**17.2600**	**17.2600**
Square Feet:	**751,846**	**751,846**
Topography:	**Steep Slope**	
Shape:	**Irregular**	
Utilities:	**To Site**	
Zoning:	**A70-2**	
Allowable Bldg Area:	**N/A**	
Floor Area Ratio:	**N/A**	
No. of units:	**N/A**	
Max FAR:		
Frontage:	**Gopher Canyon;**	

Analysis

Use At Sale:	**Vacant Land**
Proposed Use or Dev.	**Future Development**
Price Per Acre:	**$23,754**
Price Per SF of Land:	**$0.55**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**N/A**

Sale Data

Transaction Type:	**Sale**
Date:	**10/2009**
Marketing Time:	**N/A**
Grantor:	**CTX Mortgage**
Grantee:	**Ali Fouladi**
Document No.:	**588464**
Sale Price:	**$410,000**
Financing:	**Cash to Seller**
Cash Eq.Price:	**$410,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$410,000**
Verification:	**Kathie Young, 619-964-8907**



Comments

This property is located in the community of Bonsall in San Diego County. This property is zoned A70-2 for development of minimum 2-acre lots. This was an REO property that was purchased for future development of an SFR.

SPEC-HOLDING LAND SALE No. 6

Woods Valley

Location Data

Location:	S/S of Woods Valley Road, E/O Valley Center,CA 92082
County:	San Diego
Assessor's Parcel No:	189-171-04
Atlas Ref:	1091-A5

Sale Data

Transaction Type:	Sale
Date:	7/2009
Marketing Time:	N/A
Grantor:	Cobb Family Trust
Grantee:	San Pasqual Band of Mission
Document No.:	450739
Sale Price:	$1,780,000
Financing:	Cash to Seller
Cash Eq.Price:	$1,780,000
Onsite/Offsite Costs:	$0
Adj. Sale Price:	$1,780,000
Verification:	Public Records, Grant Deed

Physical Data

Type:	Spec-Holding	
Land Area:	Gross	Usable
Acres:	90.1800	90.1800
Square Feet:	3,928,241	3,928,241
Topography:	Gently Rolling	
Shape:	L shape	
Utilities:	To the Site	
Zoning:	R-R	
Allowable Bldg Area:	N/A	
Floor Area Ratio:	N/A	
No. of units:	N/A	
Max FAR:		
Frontage:	Woods Valley Road;	


CHANGES
DETAIL "A"
DETAIL "B"

Analysis

Use At Sale:	Raw
Proposed Use or Dev.	N/A
Price Per Acre:	$19,738
Price Per SF of Land:	$0.45
Price Per Unit:	N/A
Price Per SF of Bldg:	N/A

Comments

This is the sale of 90.18 acres of raw land located on the south side of Woods Valley Road and east of Valley Center Road, Valley Center, San Diego County, CA. The current zoning is for rural residential.

ADDENDUM C

LEGAL DESCRIPTION

RECORDING REQUESTED BY
FIDELITY NATIONAL TITLE

WHEN RECORDED MAIL TO:

Fidelity National Title
Attn: Renee M. Holly
1800 Parkway Place, Suite 700
Marietta, GA 30067
File No. 07ATL1381
29941.2

FL
13P 3536
ND
1CON
TT

DOC # 2007-0394151

JUN 12, 2007 8:00 AM

OFFICIAL RECORDS
SAN DIEGO COUNTY RECORDER'S OFFICE
GREGORY J. SMITH, COUNTY RECORDER
FEES: 44.00
OC: OC
PAGES: 13 TAX: N.D.

2007-0394151

APN-126-060-57

Special Warranty ~~GRANT~~ DEED

Recorded Request Of
FIDELITY NATIONAL TITLE
SAN DIEGO OFFICE

3537

This Instrument Was Prepared By:

~~Record and Return to:~~
Jason A. Post, Esq.
Stearns Weaver Miller Weissler Alhadeff
& Sitterson, P.A.
150 W. Flagler Street
Suite 2200
Miami, Florida 33130

Record and Return to:
Renee M. Holly
Fidelity National Title
1800 Parkway Place, Suite 700
Marietta, GA 30067
File No. 07ATL1381

RESERVED

SPECIAL WARRANTY DEED

THIS SPECIAL WARRANTY DEED made this 4TH day of June, 2007, by SLRD THOROUGHBRED TRAINING CENTER, INC., a Delaware corporation, having its principal place of business at c/o Magna Entertainment Corp., 337 Magna Drive, Aurora, Ontario, L4G7A9, hereinafter called the Grantor, and 20005 Delaware Inc., a Delaware corporation, whose address is c/o MI Developments Inc., 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9, hereinafter called the Grantee.

(Wherever used herein the terms "Grantor" and "Grantee" include all the parties to this instrument and the heirs, legal representatives and assigns of individuals, and the successors and assigns of corporations.)

WITNESSETH, that the Grantor, for and in consideration of the sum of Ten ($10.00) Dollars and other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, by these presents does hereby grant, bargain, sell, alien, remise, release, convey and confirm unto the Grantee all that certain land situate lying in San Diego County, California, to-wit:

See Exhibit "A" attached hereto.

TOGETHER with all tenements, hereditaments and appurtenances thereto belonging or in anywise appertaining.

TO HAVE AND TO HOLD the same unto Grantee in fee simple.

Grantor hereby covenants with said Grantee that Grantor is lawfully seized of said land in fee simple; that Grantor has good right and lawful authority to sell and convey said land; that Grantor hereby fully warrants the title to said land and will defend the same against the lawful claims of all persons claiming by, through or under Grantor.



3538

EXHIBIT "A"

[See attached]

3539

San Luis Rey Downs, 5772 Camino Del Rey, Bonsall, California
Legal Description

Parcel 1:

All that portion of the Northwest Quarter of the Northeast Quarter of Section 28, Township 10 South, Range 3 West, San Bernardino Meridian, in the County of San Diego, State of California, according to the Official Plat thereof, lying Northerly of the centerline of Road Survey No. 106, as described in Deeds to the County of San Diego, recorded May 14, 1897 in Book 257, Page 284, April 3, 1897 in Book 257, Page 286 and June 11, 1897 in Book 263, Page 109, all of Deeds.

Excepting therefrom that portion of the above described Parcel of Land described as follows:

Beginning at the point of intersection of the centerline of said Road Survey No. 106, with the East line of said Northwest Quarter of the Northeast Quarter, said point of intersection being also a point in the arc of a 150.00 foot radius curve, concave Southerly in said centerline, a radial of which bears North 09°39'55" East to said point of intersection; thence Westerly along said centerline and along said curve, through a central angle of 12°17'15" a distance of 32.17 feet to the Point of Tangency; thence South 87°22'40" West, 218.27 feet; thence continuing along said centerline, North 87°31'40" West, 80.12 feet to an intersection with a line drawn parallel with and 330.00 feet Westerly at right angles from the East line of said Northwest Quarter of the Northeast Quarter; thence along said parallel line, North 01°00'40" East, 1183.34 feet to the North line of said Northwest Quarter of the Northeast Quarter; thence along said North line, South 89°51'20" East, 330.04 feet to the Northeast corner of said Northwest Quarter of the Northeast Quarter; thence along the East line of said Northwest Quarter of the Northeast Quarter, South 01°00'40" West, 1177.95 feet to the Point of Beginning.

Parcel 2:

All that portion of the South Half of the Southwest Quarter of Section 21; with that portion of the North Half of the Northwest Quarter of Section 28, Township 10 South, Range 3 West, San Bernardino Base and Meridian, in the County of San Diego, State of California, according to United States Government Survey thereof and more particularly as shown on Record Survey Map No. 6957, on file in the Office of the Recorder of said San Diego County, described as a whole as follows:

Beginning at the North Quarter corner of said Section 28; thence South 0°37'43" West along the North and South centerline of said Section, 1040.60 feet to a point in the centerline of Camino Del Rey (formerly Moosa Canyon Road) as shown on said Record of Survey Map No. 6957; thence Northwesterly along said centerline as shown on said Map as follows: North 77°10'45" West 509.80 feet; North 88°15'50" West 812.41 feet; North 60°20'40" West 60.70 feet to an intersection with the North and South centerline of the Northwest Quarter of said Section 28; thence leaving the centerline of Camino Del Rey, North 0°41'37" East along said North and South centerline, 601.82 feet to the Northeast corner of the Northwest Quarter of the Northwest Quarter of said Section; thence North 89°46'40" West along the North line thereof, 962.03 feet to an intersection with the aforementioned centerline of Camino Del Rey; thence North 56°55'04" West along said center line, 264.82 feet; thence leaving said centerline, North 79°09'26" East 890.24 feet; thence South 75°57'15" East 891.88 feet; thence North 69°41'10" East 305.95 feet; thence North 43°11'20" East 403.14 feet; thence North 9°20'10" West 361.48 feet; thence North 15°55'10" East 189.03 feet; thence North 78°17'30" East 218.69 feet to a point in the East line of the said South Half of the Southwest Quarter of said Section 21, said point being South 0°54'20" West 236.23 feet from the Northeast corner of said South Half; thence South 0°54'20" West along said East line, 1087.48 feet to the Point of Beginning.

(San Luis Rey Downs legal description)

Parcel 3:

All that portion of the East 1/2 of Section 20, and that portion of Section 21; and that portion of the North 1/2 of the Northwest Quarter of Section 28, all in Township 10 South, Range 3 West, San Bernardino Base and Meridian, in the County of San Diego, State of California, according to Official Plat thereof, and more particularly as shown on Record of Survey Map No. 6957, on file in the Office of the County Recorder of San Diego County, described as a whole as follows:

Beginning at the North Quarter corner of said Section 28; thence South 0°37'43" West along the North and South center line of said Section, 1040.60 feet to a point in the center line of Camino Del Rey (formerly Moosa Canyon Road) as shown on said Record of Survey Map No. 6957; thence Northwesterly along said center line as shown on said Map as follows: North 77°10'45" West, 509.80 feet; North 68°16'50" West, 812.41 feet; North 60°20'40" West, 60.70 feet to an intersection with the North and South center line of the Northwest Quarter of said Section 28; thence leaving the center line of Camino Del Rey North 0°41'37" East along said North and South center line, 601.62 feet to the Northeast corner of the Northwest Quarter of the Northwest Quarter of said Section; thence North 89°46'40" West along the North line thereof, 962.03 feet to an intersection with the aforementioned center line of Camino Del Rey; thence along said center line as follows: North 56°55'04" West along said center line, 264.82 feet, to a tangent 1000 foot radius curve, concave Northeasterly; Northwesterly along said curve through an angle of 19°59'09" a distance of 348.75 feet; tangent to said curve North 36°55'55" West, 649.67 feet to the beginning of a tangent curve concave Southwesterly and having a radius of 1000.01 feet; Northwesterly along the arc of said curve through a central angle of 13°08' an arc distance of 229.18 feet; tangent to said curve North 50°03'55" West, 506.20 feet to the beginning of a tangent curve concave Southwesterly and having a radius of 1000.00 feet; Northwesterly along the arc of said curve through a central angle of 3°55'05" an arc distance of 68.36 feet; tangent to said curve North 53°59' West, 197.21 feet to the beginning of a tangent curve concave Southerly and having a radius of 1000.03 feet; Northwesterly, Westerly and Southwesterly along the arc of said curve through a central angle of 64°39'10" an arc distance of 1128.22 feet to a point, a radial line to said point bears North 28°38'10" West; thence leaving said center line, Northerly along the center line of Lilac Road as traveled, as shown on said Record of Survey Map No. 6957, 56.46 feet to the Northerly line of said Camino Del Rey being the Southerly boundary of the land described in Parcel 2 in Deed to David A. Thomas, et ux, recorded July 15, 1971 as Document No. 153740 of Official Records; thence in an Easterly direction along the Northerly line of said Camino Del Rey to the most Westerly corner of San Luis Rey Downs Townhouses Unit No. 1, according to Map thereof No. 6468, filed in the Office of County Recorder of San Diego County; thence along the Southwesterly boundary of said Unit No. 1, Southeasterly along the arc of a 1051.03 foot radius curve 153.55 feet to an angle point; thence along the boundary of said Map No. 6468 in a general Northerly and Northeasterly direction to and along the Southeasterly boundary of Camino Del Cielo as shown on said Map to the most Northwesterly corner of Lot 1 of said Map No. 6468; thence in a general Southerly and Southeasterly direction along the Westerly and Southwesterly boundary of said Lot 1 to the most Southerly corner of said Lot 1; thence along the Southeasterly boundary of said Lot 1 North 73°51'00" East, 146.29 feet to an angle point; and North 27°16'23" East, 47.43 feet to an angle point being the Northwest corner of the Southeast Quarter of the Southwest Quarter of said Section 21; thence South 89°47'15" East, 1311.27 feet to the Northeast corner of said Southeast Quarter of the Southwest Quarter; thence along the East line of said Southwest Quarter of Section 21 South 0°54'20" West, 1323.71 feet to the Point of Beginning.

Excepting therefrom all that portion described as follows:

All that portion of the South Half of the Southwest Quarter of Section 21; with that portion of the North Half of the Northwest Quarter of Section 28, both Township 10 South, Range 3 West, San Bernardino Base and Meridian, in the County of San Diego, State of California, according to United States Government Survey thereof, and more particularly as shown on

(San Luis Rey Downs legal description)

Record of Survey Map 6957, on file in the Office of the Recorder of said San Diego County, described as a whole as follows:

Beginning at the North Quarter corner of said Section 28; thence South 0°37'43" West along the North and South center line of said Section, 1040.60 feet to a point in the center line of Camino Del Rey (formerly Moosa Canyon Road) as shown on said Record of Survey Map No. 6957; thence Northwesterly along said center line as shown on said Map as follows: North 77°10'45" West 509.80 feet; North 68°15'50" West 812.41 feet; North 60°20'40" West 60.70 feet to an intersection with the North and South center line of the Northwest Quarter of said Section 28; thence leaving the center line of Camino Del Rey, North 0°41'37" East along said North and South center line, 601.62 feet to the Northeast corner of the Northwest Quarter of the Northwest Quarter of said Section; thence North 89°46'40" West along the North line thereof, 982.03 feet to an intersection with the aforementioned center line of Camino Del Rey; thence North 56°58'04" West along said center line, 264.82 feet; thence leaving said center line, North 79°09'26" East 890.24 feet; thence South 76°57'15" East 891.88 feet; thence North 69°41'10" East 305.95 feet; thence North 43°11'20" East 403.14 feet; thence North 9°20'10" West 361.48 feet; thence North 15°55'10" East 189.03 feet; thence North 78°17'30" East 218.69 feet to a point in the East line of the said South Half of the Southwest Quarter of said Section 21, said point being South 0°54'20" West 236.23 feet from the Northeast corner of said South Half; thence South 0°54'20" West along said East line, 1087.48 feet to the Point of Beginning.

Assessor's Parcel No: 127-460-01, 03, 04, 05, 06, 07, 12 & 13, 126-060-57, 59, 61 & 64 & 127-010-49

3542

TRUE COPY CERTIFICATION

(Government Code 27361.7)

San Diego
Place of Execution

I certify under penalty of perjury that this material is a true copy of the original material contained in this document.

6 / 12 / 2007
Date

Signature of Declarant

C TENDERRO
Type or Print Name

Rec. Form #R9.1 (6-11-03)

EXHIBIT "ONE"

Parcel 1:

All that portion of the Northwest Quarter of the Northeast Quarter of Section 28, Township 10 South, Range 3 West, San Bernardino Meridian, in the County of San Diego, State of California, according to the Official Plat thereof, lying Northerly of the centerline of Road Survey No. 106, as described in Deeds to the County of San Diego, recorded May 14, 1897 in Book 257, Page 284, April 3, 1897 in Book 257, Page 286 and June 11, 1897 in Book 263, Page 109, all of Deeds.

Excepting therefrom that portion of the above described Parcel of Land described as follows:

Beginning at the point of intersection of the centerline of said Road Survey No. 106, with the East line of said Northwest Quarter of the Northeast Quarter, said point of intersection being also a point in the arc of a 150.00 foot radius curve, concave Southerly in said centerline, a radial of which bears North 09°39'55" East to said point of intersection; thence Westerly along said centerline and along said curve, through a central angle of 12°17'15" a distance of 32.17 feet to the Point of Tangency; thence South 87°22'40" West, 218.27 feet; thence continuing along said centerline, North 87°31'40" West, 80.12 feet to an intersection with a line drawn parallel with and 330.00 feet Westerly at right angles from the East line of said Northwest Quarter of the Northeast Quarter; thence along said parallel line, North 01°00'40" East, 1183.34 feet to the North line of said Northwest Quarter of the Northeast Quarter; thence along said North line, South 89°51'20" East, 330.04 feet to the Northeast corner of said Northwest Quarter of the Northeast Quarter; thence along the East line of said Northwest Quarter of the Northeast Quarter, South 01°00'40" West, 1177.95 feet to the Point of Beginning.

Parcel 2:

All that portion of the South Half of the Southwest Quarter of Section 21; with that portion of the North Half of the Northwest Quarter of Section 28, Township 10 South, Range 3 West, San Bernardino Base and Meridian, in the County of San Diego, State of California, according to United States Government Survey thereof and more particularly as shown on Record Survey Map No. 6957, on file in the Office of the Recorder of said San Diego County, described as a whole as follows:

Beginning at the North Quarter corner of said Section 28; thence South 0°37'43" West along the North and South centerline of said Section, 1040.60 feet to a point in the centerline of Camino Del Rey (formerly Moosa Canyon Road) as shown on said Record of Survey Map No. 6957; thence Northwesterly along said centerline as shown on said Map as follows: North 77°10'45" West 509.80 feet; North 68°15'50" West 812.41 feet; North 60°20'40" West 60.70 feet to an intersection with the North and South centerline of the Northwest Quarter of said Section 28; thence leaving the centerline of Camino Del Rey, North 0°41'37" East along said North and South centerline, 601.62 feet to the . Northeast corner of the Northwest Quarter of the Northwest Quarter of said Section; thence North 89°46'40" West along the North line thereof, 962.03 feet to an intersection with the aforementioned centerline of Camino Del Rey; thence North 56°55'04" West along said center line, 264.82 feet; thence leaving said centerline, North 79°09'26" East 890.24 feet; thence South 75°57'15" East 891.88 feet; thence North 69°41'10" East 305.95 feet; thence North 43°11'20" East 403.14 feet; thence North 9°20'10" West 361.48 feet; thence North 15°55'10" East 189.03 feet; thence North 78°17'30" East 218.69 feet to a point in the East line of the said South Half of the Southwest Quarter of said Section 21, said point being South 0°54'20" West 236.23 feet from the Northeast corner of said South Half; thence South 0°54'20" West along said East line, 1087.48 feet to the Point of Beginning.

Parcel 3:

All that portion of the East 1/2 of Section 20, and that portion of Section 21; and that portion of the North 1/2 of the Northwest Quarter of Section 28, all in Township 10 South, Range 3 West, San Bernardino Base and Meridian, in the County of San Diego, State of California, according to Official Plat thereof, and more particularly as shown on Record of Survey Map No. 6957, on file in the Office of the County Recorder of San Diego County, described as a whole as follows:

Beginning at the North Quarter corner of said Section 28; thence South 0°37'43" West along the North and South center line of said Section, 1040.60 feet to a point in the center line of Camino Del Rey (formerly Moosa Canyon Road) as shown on said Record of Survey Map No. 6957; thence Northwesterly along said center line as shown on said Map as follows: North 77°10'45" West, 509.80 feet; North 68°15'50" West, 812.41 feet; North 60°20'40" West, 60.70 feet to an intersection with the North and South center line of the Northwest Quarter of said Section 28; thence leaving the center line of Camino Del Rey North 0°41'37" East along said North and South center line, 601.62 feet to the Northeast corner of the Northwest Quarter of the Northwest Quarter of said Section; thence North 89°46'40" West along the North line thereof, 962.03 feet to an intersection with the aforementioned center line of Camino Del Rey; thence along said center line as follows: North 56°55'04" West along said center line, 264.82 feet, to a tangent 1000 foot radius curve, concave Northeasterly; Northwesterly along said curve through an angle of 19°59'09" a distance of 348.75 feet; tangent to said curve North 36°55'55" West, 649.67 feet to the beginning of a tangent curve concave Southwesterly and having a radius of 1000.01 feet; Northwesterly along the arc of said curve through a central angle of 13°08' an arc distance of 229.18 feet; tangent to said curve North 50°03'55" West, 506.20 feet to the beginning of a tangent curve concave Southwesterly and having a radius of 1000.00 feet; Northwesterly along the arc of said curve through a central angle of 3°55'05" an arc distance of 68.36 feet; tangent to said curve North 53°59' West, 197.21 feet to the beginning of a tangent curve concave Southerly and having a radius of 1000.03 feet; Northwesterly, Westerly and Southwesterly along the arc of said curve through a central angle of 64°39'10" an arc distance of 1128.22 feet to a point, a radial line to said point bears North 28°38'10" West; thence leaving said center line, Northerly along the center line of Lilac Road as traveled, as shown on said Record of Survey Map No. 6957, 56.46 feet to the Northerly line of said Camino Del Rey being the Southerly boundary of the land described in Parcel 2 in Deed to David A. Thomas, et ux, recorded July 15, 1971 as Document No. 153740 of Official Records; thence in an Easterly direction along the Northerly line of said Camino Del Rey to the most Westerly corner of San Luis Rey Downs Townhouses Unit No. 1, according to Map thereof No. 6468, filed in the Office of County Recorder of San Diego County; thence along the Southwesterly boundary of said Unit No. 1, Southeasterly along the arc of a 1051.03 foot radius curve 153.55 feet to an angle point; thence along the boundary of said Map No. 6468 in a general Northerly and Northeasterly direction to and along the Southeasterly boundary of Camino Del Cielo as shown on said Map to the most Northwesterly corner of Lot 1 of said Map No. 6468; thence in a general Southerly and Southeasterly direction along the Westerly and Southwesterly boundary of said Lot 1 to the most Southerly corner of said Lot 1; thence along the Southeasterly boundary of said Lot 1 North 73°51'00" East, 146.29 feet to an angle point; and North 27°16'23" East, 47.43 feet to an angle point being the Northwest corner of the Southeast Quarter of the Southwest Quarter of said Section 21; thence South 89°47'15" East, 1311.27 feet to the Northeast corner of said Southeast Quarter of the Southwest Quarter; thence along the East line of said Southwest Quarter of Section 21 South 0°54'20" West, 1323.71 feet to the Point of Beginning.

Excepting therefrom all that portion described as follows:

All that portion of the South Half of the Southwest Quarter of Section 21; with that portion of the North Half of the Northwest Quarter of Section 28, both Township 10 South, Range 3 West, San Bernardino Base and Meridian, in the County of San Diego, State of California, according to United States Government Survey thereof, and more particularly as shown on

Record of Survey Map 6957, on file in the Office of the Recorder of said San Diego County, described as a whole as follows:

Beginning at the North Quarter corner of said Section 28; thence South 0°37'43" West along the North and South center line of said Section, 1040.60 feet to a point in the center line of Camino Del Rey (formerly Moosa Canyon Road) as shown on said Record of Survey Map No. 6957; thence Northwesterly along said center line as shown on said Map as follows: North 77°10'45" West 509.80 feet; North 68°15'50" West 812.41 feet; North 60°20'40" West 60.70 feet to an intersection with the North and South center line of the Northwest Quarter of said Section 28; thence leaving the center line of Camino Del Rey, North 0°41'37" East along said North and South center line, 601.62 feet to the Northeast corner of the Northwest Quarter of the Northwest Quarter of said Section; thence North 89°46'40" West along the North line thereof, 962.03 feet to an intersection with the aforementioned center line of Camino Del Rey; thence North 56°55'04" West along said center line, 264.82 feet; thence leaving said center line, North 79°09'26" East 890.24 feet; thence South 75°57'15" East 891.88 feet; thence North 69°41'10" East 305.95 feet; thence North 43°11'20" East 403.14 feet; thence North 9°20'10" West 361.48 feet; thence North 15°55'10" East 189.03 feet; thence North 78°17'30" East 218.69 feet to a point in the East line of the said South Half of the Southwest Quarter of said Section 21, said point being South 0°54'20" West 236.23 feet from the Northeast corner of said South Half; thence South 0°54'20" West along said East line, 1087.48 feet to the Point of Beginning.

Assessor's Parcel No: 127-460-01, 03 thru 07, 12 & 13, 126-060-57, 59, 61, & 64 & 127-010-49

IN WITNESS WHEREOF, Grantors have executed this indenture as of the day and year first above written.

Signed, sealed and delivered in the presence of:

Grantors:

SLRD THOROUGHBRED TRAINING CENTER, INC., a Delaware corporation

Print Name: Franca Perciballi

By: ____________________
Name: Blake S. Tohana
Title: Executive Vice-President and Chief Financial Officer

Print Name: Lorie Tutt

Print Name: Jane Lynn

By: ____________________
Name: William G. Ford
Title: Secretary

Print Name: Jenny Ford

PROVINCE OF ONTARIO)
) SS:
COUNTY OF YORK)

On June 4, 2007 before me, Walter Wagnleithner, a Notary Public, personally appeared Blake S. Tohana, Executive Vice-President and Chief Financial Officer and William G. Ford, Secretary; each personally known to me or proved to me on the basis of satisfactory evidence to be the persons whose names are subscribed to the within instrument and acknowledged to me that they executed the same in their authorized capacities, and that by their signatures on the instrument the persons, or the entity upon behalf of which the persons acted, executed the instrument.

Witness my hand and official seal.

Signature of Notary
Walter Wagnleithner



8547

Canada)
Province of Ontario)
City of Toronto) SS: *CERTIFICATE OF AUTHENTICATION*
Consulate General of the)
United States of America)

I, the undersigned,

Julie A. Stinehart,

Consul of the United States of America at Toronto, Ontario, Canada, duly commissioned and qualified do hereby certify that

---ALAIN MOSSE---

whose (fascimile) (true) signature and seal are, respectively, subscribed and affixed to the annexed document was, at the time of (attaching) (subscribing) the same

Recording Officer Secretary of the Management Board of Cabinet, Province of Ontario, Canada

to whose official acts faith and credit are due. For the contents of the annexed document, I assume no responsibility.

IN WITNESS WHEREOF I have hereunto set my hand and affixed the seal of the Consulate General of the United States of America at Toronto, Ontario, Canada
this, **5th** day of **June** **2007**.

(SEAL)

Julie A. Stinehart
Consul of the United States of America

6/5/2007

13

3548


Ontario

MINISTRY OF GOVERNMENT SERVICES

I HEREBY CERTIFY AS FOLLOWS:

WALTER WAGNLEITHNER

of the Province of Ontario, whose name is subscribed to the attached Instrument, was, at the time of subscribing thereto, a **NOTARY PUBLIC** in and for the Province of Ontario, Canada, duly commissioned and duly authorized by the laws thereof to administer oaths, to take affidavits and to certify the proof of deeds and other instruments in writing to be recorded within the said Province;

I FURTHER CERTIFY THAT I have compared the signature of the said **NOTARY PUBLIC** subscribed to the attached Instrument with the specimen signature of the said **NOTARY PUBLIC** filed in this office and verily believe the said signature to be genuine; and THAT I have compared the impression of the Seal of the said **NOTARY PUBLIC** appearing on the attached Instrument with the specimen of the Seal filed in this office and verily believe the impression of the Seal to be genuine.



IN TESTIMONY WHEREOF I have hereunto set my Hand and affixed the Seal of the Ministry of Government Services of the Province of Ontario at the City of Toronto in the said Province this fourth day of June, A.D. 2007.

for the MINISTER OF GOVERNMENT SERVICES

ADDENDUM D

REQUIRED CLIENT INFORMATION

VALUATION & ADVISORY SERVICES


CBRE
CB RICHARD ELLIS

CB Richard Ellis, Inc.
2000 Town Center, Suite 500
Southfield, MI 48075

Marshall A. Brulez, MAI, MRICS
Managing Director

January 7, 2011

John Medland, CFA
Vice President
Blair Franklin Capital Partners Inc.
Commerce Court West, Suite 1905
199 Bay Street, P.O. Box 147
Toronto, Ontario M5L 1E2
Phone: 416.304.3988
Email: jmedland@blairfranklin.com

RE: Assignment Agreement
Five Land Tracts, Various Locations, Michigan, Marylan, Florida and California, USA
See Property List

Dear Mr. Medland:

We are pleased to submit this proposal and our Terms and Conditions for the assignment related to the referenced real estate.

PROPOSAL SPECIFICATIONS	
Purpose:	To estimate the Market Value of the referenced real estate
Premise:	As Is, Land only as if vacant, any improvements on site are not to be included in values.
Rights Appraised:	Fee Simple
Intended Use:	Financial Reporting purposes
Intended User:	The intended user is Blair Franklin Capital Partners Inc.
Scope of Work:	See description of scope below.
Report Type:	Summary
Appraisal Standards:	Client Guidelines/USPAP
Appraisal Fee:	$29,000
Report Copies (Fees):	CB Richard Ellis is committed to becoming carbon neutral. You may join us in achieving this goal by accepting an electronic copy of the report in Adobe PDF format. One (1) bound final copy will be provided upon request. Current charges apply for additional copies (see Terms and Conditions.)
Expenses:	Fee includes all associated expenses
Retainer:	A retainer of ½ the total Fee is required
Payment Terms:	Final payment is due and payable upon delivery of the electronic copy of the final report or within thirty (30) days of your receipt of our draft report, whichever is sooner. If a draft report is requested, the fee is considered earned upon delivery of our draft report.

We will invoice you for the assignment in its entirety at the completion of JM

	the assignment.
Delivery Date:	Delivery of the appraisal conclusions and/or report(s) will be completed according to the following Delivery Schedule.
Delivery Schedule:	
Preliminary Value:	January 21, 2011
Draft Report:	21 days after the Start Date
Final Report:	7 days after completion of client review and authorization to deliver final reports
Delivery Instructions:	The draft report will be delivered via email to jmedland@blairfranklin.com
Start Date:	The appraisal process will start upon receipt of your signed agreement, the retainer, and the property specific data.
Acceptance Date:	Right-click to select acceptance date text

SCOPE OF WORK

The scope of work identified for this assignment includes the following steps:

Extent to Which the Property is Identified

CBRE will collect the relevant physical characteristics about the subject via a physical identification and inspection of both the interior and exterior of the subject property. The physical property will be legally identified through its postal address, assessor's records, the provided legal description and the provided title report. Economic characteristics of the subject will be identified via an analysis of leases and/or lease briefs between the lessor and lessee, recent rent roll and historical operating statements.

Extent to Which the Property is Inspected

CBRE will conduct a physical inspection of both the interior and exterior of the subject property, as well as its surrounding environs on the effective date of appraisal.

Type and Extent of the Data Researched

CBRE will physically inspect the micro and/or macro market environments with respect to physical and economic factors relevant to the valuation process. This knowledge will be expanded through interviews with regional and/or local market participants, available published data and other various resources. CBRE will also conduct regional and/or local research with respect to applicable tax data, zoning requirements, flood zone status, demographics, income and expense data, and comparable listing, sale and rental information.


CBRE
CB RICHARD ELLIS

Type and Extent of Analysis Applied

CBRE will analyze the data gathered through the use of appropriate and accepted appraisal methodology to arrive at a probable value indication via each applicable approach to value. One of the three traditional approaches to value will be considered and utilized. Only the sales comparison approach to value will be included. CBRE will then correlate and reconcile the results into a reasonable and defensible value conclusion, and estimate a reasonable exposure time and marketing time associated with the value estimate presented.

PROPERTY LIST

Property Name	Property Location	Report Type	Appraisal Fee
Howard County Lands	Laurel, Maryland 64 acres, residential	Summary – Land Only	$13,000
San Luis Rey Downs	Bonsall, California 205 acres, residential	Summary – Land Only	$4,000
Romulus Land	Romulus ,Michigan 203 acres	Summary – Land Only	$4,000
Salem Township Land	Salem Township, Michigan 273 acres, residential	Summary – Land Only	$4,000
Palm Meadows Estates	Palm Springs, FL	Summary – Land Only	$4,000



TERMS AND CONDITIONS

Right click to select appropriate terms and conditions paragraph(s)

We appreciate this opportunity to be of service to you on this assignment. If you have additional questions, please contact us.

Sincerely,

CB RICHARD ELLIS, INC.
Valuation & Advisory Services

Marshall A. Brulez, MAI, MRICS
Managing Director
MI-1201004884
T 248.351.2070
F 248.351.2050
marshall.brulez@cbre.com

AGREED AND ACCEPTED

FOR BLAIR FRANKLIN CAPITAL PARTNERS INC.:

Signature — Date: Jan. 7, 2011.

Name: John Medland — Title: Vice President

Phone Number: 416-304-3988 — Fax Number: 416-368-3752

E-Mail Address: jmedland@blairfranklin.com

JM

CBRE
CB RICHARD ELLIS

TERMS AND CONDITIONS

1. These Terms and Conditions, between CB Richard Ellis, Inc.-Appraisal Services (Appraiser) and the Client for whom the referenced appraisal service will be performed, shall be deemed a part of such Agreement as though set forth in full therein. The Agreement shall be governed by the laws of the state of the CB Richard Ellis, Inc. office shown on the Agreement.
2. Client is defined as the party signing the Agreement and shall be responsible for payment of the fees stipulated in the Agreement. Payment of the appraisal fee is not contingent upon any predetermined value or on an action or event resulting from the analyses, opinions, conclusions, or use of the appraisal report.
3. Final payment is due and payable upon delivery of the final report or within thirty (30) days of your receipt of our draft report, whichever is sooner. If a draft report is requested, the fee is considered earned upon delivery of our draft report.
4. If we are requested to give court testimony, an additional fee will be charged on an hourly basis at our then-prevailing hourly rate. The hourly billings pertain to court preparation, waiting and travel time, document review and preparation (excludes appraisal report) and all meetings related to court testimony.
5. In the event Client requests additional services beyond the purpose stated in the Agreement, Client agrees to pay an additional charge for such services, plus reimbursement of expenses, whether or not the completed report has been delivered to Client at the time of the request.
6. It is understood that the Client has the right to cancel this assignment at any time prior to delivery of the completed report. In such event, the Client is obligated only for the pro rated share of the fee based upon the work completed and expenses incurred, with a minimum charge of $5,000.
7. Additional copies of the appraisal reports are available at a cost of $250 per original color copy and $100 per photocopy (black and white), plus shipping cost of $30 per report.
8. In the event Client fails to make payments when due and payable, then from the date due and payable until paid the amount due and payable, shall bear interest at the maximum rate permitted in the state in which the office of Appraiser executing the Agreement is located. If Appraiser is required to institute legal action against Client relating to the Agreement, Appraiser shall be entitled to recover reasonable attorney's fees and costs from Client.
9. Appraiser assumes that there are no major or significant items that would require the expertise of a professional building contractor or engineer. If such items need to be considered in Appraiser's studies, such services are to be provided by others at a cost which is not a part of the fee proposal.
10. In the event of any dispute between Client and Appraiser relating to this Agreement, or Appraiser's or Client's performance hereunder, Appraiser and Client agree that such dispute shall be resolved by means of binding arbitration in accordance with the commercial arbitration rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator(s) may be entered in any court of competent jurisdiction. Depositions may be taken and other discovery obtained during such arbitration proceedings to the same extent as authorized in civil judicial proceedings in the state where the office of Appraiser executing this Agreement is located. The arbitrator(s) shall be limited to awarding compensatory damages and shall have no authority to award punitive, exemplary or similar type damages. The prevailing party in the arbitration proceeding shall be entitled to recover from the losing party its expenses, including the costs of arbitration proceeding, and reasonable attorney's fees.
11. Client acknowledges that Appraiser is being retained hereunder as an independent contractor to perform the services described herein and nothing in this Agreement shall be deemed to create any other relationship between Client and Appraiser. This assignment shall be deemed concluded and the services hereunder completed upon delivery to Client of the appraisal report discussed herein.
12. All statements of fact in the report which are used as the basis of the Appraiser's analyses, opinions, and conclusions will be true and correct to the best of the Appraiser's knowledge and belief. Appraiser does not make any representation or warranty, express or implied, as to the accuracy or completeness of the information or the state of affairs of the Property furnished to Appraiser by Client.
13. Appraiser shall have no responsibility for legal matters, questions of survey or title, soil or subsoil conditions, engineering, or other similar technical matters. The report will not constitute a survey of the property analyzed.
14. Client shall provide Appraiser with such materials with respect to the Assignment as are requested by Appraiser and in the possession or under the control of Client. Client shall provide Appraiser with sufficient access to the real property to be analyzed and hereby grants permission for entry, unless discussed in advance to the contrary.

JM

CBRE
CB RICHARD ELLIS

15. The data gathered in the course of the Assignment (except data furnished by Client) and the report prepared pursuant to the Agreement are, and will remain, the property of Appraiser. With respect to data provided by Client, Appraiser shall not violate the confidential nature of the appraiser-client relationship by improperly disclosing any confidential information furnished to Appraiser. Notwithstanding the foregoing, Appraiser is authorized by Client to disclose all or any portion of the report and the related data to appropriate representatives of the Appraisal Institute if such disclosure is required to enable Appraiser to comply with the Bylaws and Regulations of such Institute as now or hereafter in effect.
16. Unless specifically noted in the appraisal, we will not be taking into consideration the possibility of the existence of asbestos, PCB transformers, or other toxic, hazardous, or contaminated substances and/or underground storage tanks (hazardous material), or the cost of encapsulation or removal thereof. Further, Appraiser understands that there is no major or significant deferred maintenance in the property which would require the expertise of a professional cost estimator or contractor. If such repairs are needed, the estimates are to be prepared by others, and are not a part of this fee proposal.
17. Client shall indemnify and hold Appraiser fully harmless against any loss, damages, claims, or expenses of any kind whatsoever (including costs and reasonable attorneys' fees), sustained or incurred by a third party as a result of the negligence or intentional acts or omissions of Client (including any failure to perform any duty imposed by law), and for which recovery is sought against Appraiser by that third party; however, such obligation to defend and indemnify shall not apply if the claim or cause of action is based upon or arises in any way out of an act, failure to act or representation of Appraiser. Client shall indemnify and hold Appraiser harmless from any claims, expenses, judgments or other items or costs arising as a result of the Client's failure or the failure of any of the Client's agents to provide a complete copy of the appraisal report to any third party.
18. LIMITATION OF LIABILITY. EXCEPT FOR THE HOLD HARMLESS PROVISION ABOVE, ANYTHING IN THE AGREEMENT TO THE CONTRARY NOTWITHSTANDING, UNDER NO CIRCUMSTANCES WHATSOEVER SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL, PUNITIVE, OR INCIDENTAL DAMAGES OF ANY KIND WHATSOEVER. EXCEPT FOR THE HOLD HARMLESS PROVISION ABOVE, IN NO EVENT WHATSOEVER SHALL EITHER PARTY'S TOTAL LIABILITY TO THE OTHER FOR DIRECT DAMAGES UNDER THE AGREEMENT OR ANY OTHER DAMAGES WHATSOEVER EXCEED IN THE AGGREGATE THE SUM OF TEN THOUSAND DOLLARS ($10,000.00).
19. Client and its affiliates, rating agencies and a limited number of investors involved in the securitization, may use and rely upon Appraiser's report in connection with a planned loan securitization involving the subject property including, without limitation, utilizing selected information in the appraisal report in the offering documents relating to the securitization and Appraiser agrees to cooperate in answering reasonable questions by any of the above parties in connection with the securitization.

    Client agrees that it will not file, use, or permit or cause to be used in any offering documents or any other document any portion or extract of the appraisal report, or any reference to the appraisal report, without first (i) having provided the portion or portions of an offering document or other document to Appraiser for review and (ii) having obtained the prior written consent of Appraiser to any such filing, use, amendment or modification, which consent shall not be unreasonably withheld. Appraiser shall have the right to require Client to include in any offering document or other document disclosure concerning the conditions, qualifications and assumptions of the appraisal and such other disclosure concerning the appraisal as Appraiser shall reasonably require.

    Client can use the appraised value without attribution to the appraisal report, and selected information in the appraisal report, provided Client agrees that it has complied and at all times will comply, and will use Client's best efforts to cause any underwriters to comply, with all applicable Federal and state securities laws in connection with any offering, and offering document and any use of the appraisal report. Client further agrees that neither any offering document nor any other document used in connection with any offering will contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading regarding the appraisal report, or any portion or extract thereof, or any reference to the appraisal report. Appraiser represents that the information contained in the appraisal report does not contain an untrue statement of material fact or omit to state a material fact necessary to make the statement contained therein not misleading.


CBRE
CB RICHARD ELLIS

SPECIFIC PROPERTY DATA REQUEST

In order to complete this assignment in the timely manner requested, CB Richard Ellis, Inc., Valuation & Advisory Services, will require the following specific information for the property:

1. Current title report and title holder name
2. Legal description
3. Survey and/or plat map
4. Site plan for proposed or entitled development, if applicable
5. Current county property tax assessment or tax bill
6. Details on any sale, contract, or listing of the property within the past three years
7. Engineering studies, soil tests or environmental assessments
8. Ground lease, if applicable
9. Planning/Zoning application or approval, if applicable
10. Any previous market/demand studies or appraisals
11. Name and telephone number of property contact for physical inspection and additional information needed during the appraisal process
12. Any other information that might be helpful in valuing this property

If any of the requested data and information is not available, CB Richard Ellis, Inc., reserves the right to extend the delivery date by the amount of time it takes to receive the requested information or make other arrangements. Please have the requested information delivered to the following:

Marshall A. Brulez, MAI, MRICS
Managing Director
CB Richard Ellis, Inc.
Valuation & Advisory Services
2000 Town Center, Suite 500
Southfield, MI 48075


CBRE
CB RICHARD ELLIS

ADDENDUM E

QUALIFICATIONS

QUALIFICATIONS OF ROBERT HOLMAN
VICE PRESIDENT

CB Richard Ellis
Valuation and Advisory Services
3501 Jamboree Road, Suite 100
Newport Beach, California 92660-2940
(949) 725-8408

GENERAL EDUCATION

Bachelor of Science (Business Administration) California State Polytechnic University, Pomona	1982

REAL ESTATE EDUCATION

Attended the following seminars sponsored by the Appraisal Institute.

Capitalization Theory and Techniques, Part A	1990
Capitalization Theory and Techniques, Part B	1990
Real Estate Appraisal Principles	1985
Basic Valuation	1988
Standards of Professional Practice, Parts A & B	1993
Report Writing and Valuation Analysis	1994
Standards of Professional Practice, Part C	2004
Various Continuing Education	

PROFESSIONAL ASSOCIATION

California OREA General Certification No. AG003298	1991 to Present
Texas General Certification No. TX1334670-G	March 2005 – March 2006

PROFESSIONAL EXPERIENCE

Over 20 years of Real Estate Appraisal and Consulting experience throughout the greater Southern California area with an emphasis in residential subdivisions, master planned communities, and residential land.

CB Richard Ellis (formerly Coldwell Banker)	
Vice President	2007 - Present
Senior Real Estate Analyst	1992 - 2007
Security Pacific National Bank	
Vice President, Appraisal Division	1985 - 1992


STATE OF CALIFORNIA


THE GREAT SEAL OF THE STATE OF CALIFORNIA
EUREKA

Business, Transportation & Housing Agency

OFFICE OF REAL ESTATE APPRAISERS

REAL ESTATE APPRAISER LICENSE

ROBERT J. HOLMAN JR.

has successfully met the requirements for a license as a general real estate appraiser in the State of California and is, therefore, entitled to use the title "Certified General Real Estate Appraiser".

This license has been issued in accordance with the provisions of the Real Estate Appraisers' Licensing and Certification Law.

OREA APPRAISER IDENTIFICATION NUMBER AG003298

Date Issued: July 10, 2010

Date Expires: July 9, 2012

Director, OREA

Audit No. 127124

QUALIFICATIONS OF MARK PROTTAS, MAI
MANAGING DIRECTOR

CB Richard Ellis
Valuation and Advisory Services
3501 Jamboree Road, Suite 100
Newport Beach, California 92660-2940
(949) 725-8411

GENERAL EDUCATION

Bachelor of Arts, Business Administration (Finance Major, Real Estate Concentration) California State University, Fullerton	1980
Certificate of Completion in Computer Programming Control Data Institute, Anaheim, California	1981

REAL ESTATE EDUCATION

Appraisal Institute	
Appraisal and Capitalization Theory 1 B, Part 1	1980
Appraisal and Capitalization Theory 1 B, part B	1984
Basic Valuation Procedures, 1A2	1985
Case Studies 21	1985
Appraisal and Capitalization Theory 1 B, Part A	1985
Valuation Analysis and Report Writing 22	1985
Appraisal Principles 1A	1986
Standards of Professional Practice 2-3	1986
Standards of Professional Practice, Parts A & B	1991
Additional Course Work and Continuing Education Classes	1987 -Present
California State University, Fullerton	
Real Estate Principles, Law, Finance, Appraisal, Investment Analysis	1979

PROFESSIONAL ASSOCIATIONS

Member of the Appraisal Institute. Formerly affiliate member of the Newport Beach Board of Realtors. Appraisal Institute Chapter Admissions Committee former member.

California OREA General Certification No. A0004009

PROFESSIONAL EXPERIENCE

CB Richard Ellis (formerly Coldwell Banker)	
Managing Director	2003-Present
Assistant Vice President	1989-2003
Senior Real Estate Analyst	1984-1989
Independent Fee Appraiser	
Garden Grove, California	1983-1984
Minicom, Inc., Systems Analyst	
Los Angeles, California	1982-1983
Bank of America, Appraiser	
Orange, California	1978-1982


STATE OF CALIFORNIA


THE GREAT SEAL OF THE STATE OF CALIFORNIA
EUREKA

Business, Transportation & Housing Agency

OFFICE OF REAL ESTATE APPRAISERS

REAL ESTATE APPRAISER LICENSE

MARK R. PROTTAS

has successfully met the requirements for a license as a general real estate appraiser in the State of California and is, therefore, entitled to use the title "Certified General Real Estate Appraiser".

This license has been issued in accordance with the provisions of the Real Estate Appraisers' Licensing and Certification Law.

OREA APPRAISER IDENTIFICATION NUMBER AG004009

Date Issued: October 4, 2010

Date Expires: October 3, 2012

Bob Clark

Director, OREA

Audit No. 129195

Exhibit 99.6


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Full Narrative Appraisal
Magna Development Lands
Wellington Street East, Aurora

PREPARED BY:
Demetri Andros, AACI MRICS
Managing Director
Valuation & Advisory Services

PREPARED FOR:
Mr. John Medland
Vice President
Blair Franklin Capital Partners Inc.

One Queen Street East
Suite 2200
Toronto, Ontario M5C 2Z2
www.colliers.com

MAIN 416 777 2200
FAX 416 643 3470


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(CIRA11-002)

January 19, 2011

Mr. John Medland
Blair Franklin Capital Partners Inc.
Commerce Court West, Suite 1905
199 Bay Street, P.O Box 147
Toronto, Ontario M5L 1E2

Dear Mr. Medland:

RE: VALUATION OF VARIOUS PROPOSED DEVELOPMENT LANDS, AURORA, ONTARIO

In accordance with your request, we have inspected the properties noted below, and completed a full valuation analysis in order to estimate their current market values.

Based on our investigations, it is our opinion that the current market value of the properties as at January 19, 2011, subject to the Contingent & Limiting Conditions set out in Appendix A, is:

Parcel I.D	Site Size (acres)	Value per Acre	Final Value Estimate
A - Commercial	33	$625,000	$20,625,000
A - Residential	15	$400,000	$6,000,000
A- Open Space	3	$5,000	$15,000
B	5	$400,000	$2,000,000
E	10	$600,000	$6,000,000
F	9.55	$600,000	$5,730,000
G	14.55	$600,000	$8,730,000
H - Residential	31	$875,000	$27,125,000
H - Open Space	3	$5,000	$15,000
I	15	$575,000	$8,625,000
J	9	$600,000	$5,400,000
K	8	$600,000	$4,800,000
L	19	$600,000	$11,400,000
M	20	$400,000	$8,000,000
Newmarket	31.77	$425,000	$13,502,250

ONE HUNDRED TWENTY EIGHT MILLION DOLLARS

($128,000,000 ROUNDED)



The above value estimates, are predicated on an exposure time of three to six months, which is assumed to precede the valuation date. The following extraordinary assumptions are made to complete this assignment.

- It is assumed that each parcel is severable and that any cost associated with the severance was not considered.
- It is assumed that site sizes as provided by Magna Entertainment Corp. are accurate.
- No environmental reports were provided to the author. The value estimate assumes the properties are free and clear of any and all soil or other environmental contamination. Should this not be the case, the value estimate should be adjusted to reflect the full cost of remediation

The following report describes the methods and approaches to value in support of the final conclusion and contains the pertinent data gathered in our investigation of the market. Should you have any questions, we would be pleased to discuss this valuation further.

Yours very truly,

COLLIERS INTERNATIONAL REALTY ADVISORS INC.

Demetri Andros, AACI, MRICS
Managing Director
Valuation & Advisory Services, Toronto

Dov Beck, BA
Analyst
Valuation & Advisory Services, Toronto




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TABLE OF CONTENTS




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TABLE OF CONTENTS




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TABLE OF CONTENTS


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TABLE OF CONTENTS

APPENDICES

EXECUTIVE SUMMARY

PORTFOLIO VALUATION SUMMARY
VARIOUS PROPOSED DEVELOPMENT LANDS IN AURORA, ONTARIO

Effective Date of Appraisal	• January 19, 2011.
Property Type	• Various Parcels of Vacant Lands.
Rights Appraised	• Fee Simple Estate.
Exposure Time	• Three to six months.
Purpose and Intended Use	• To estimate the current market value for a potential development transaction.
Property Identification	• For clarification purposes, we have allocated individual identifications that are in no way related to the legal description of the appraised parcels (Please refer to table and map below).



Site I.D	Zoning	Official Plan	Size (acres)
Parcel A	RU - Rural	Community Commercial	33
Parcel A (2)	RU - Rural	Other open space	3
Parcel A (3)	RU - Rural	Medium density Residential	15
Parcel B	RU-7, Rural General - Exception Zone for uses related to the operations of Mangna Inc.	Medium to high-rise Residential	15
Parcel E	RU-11, Rural General - Exception Zone for Clinic, Health Centre or Hospital	Mixed Use	10
Parcel F	(H) - Holding Zone, awaiting applications in accordance with the offical plan	Business Park	11
Parcel G	RU-7, Rural General - Exception Zone for uses related to the operations of Magna Inc.	Business Park	16
Parcel H	North side, RU- Rural South of Touch Gold Lane, R1-39 - detatched residential	Low-Medium Residential	34
Parcel I	RU - Rural	Business Park	15
Parcel J	(H) - BP-3, Business Park Holding Zone	Business Park	9
Parcel K	(H) - BP-3, Business Park Holding Zone	Business Park	8
Parcel L	(H) - R6 - 53/54 Row Dwellings	Medium to high-rise Residential	19
Parcel M	RU - Rural	Medium to high-rise Residential	20
Newarket Parcel	TR - Transition Zone	Emerging Residential	31.77




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A E F G H I J K L M B C D

NOTE: THE AREAS OF THE LANDS ARE APPROXIMATE AND DO NOT NECESSARILY CORRESPOND WITH PROPERLY SURVEYED PARTS ON REFERENCE PLANS. ANY TRANSFER OR CONVEYANCE OF THESE LANDS WILL BE BASED ON A CURRENT REFERENCE PLAN

AURORA LANDS
-WELLINGTON ST.-






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Property Description

Location	• The Aurora subject properties (Parcels A-M) are all located along the north and south side of Wellington Street East, east of Bayview Avenue and west of Leslie Street. The land parcels (parcels: "A", "B" "E", "F" "G" "H", "I") are located along the south side of Wellington Street. Parcels "J", "K" & "L" are on the north side of Wellington, while Parcel "M" is located north of Wellington Street and does not appear to have road frontage. • With the exception of Parcel "M" all are easily accessed by three main arterial roads, Bayview, Wellington or Leslie Street, as well as Highway 404 on/off ramps a short distance to the east of the subject sites. The surrounding area is comprised of residential development land with the exception of a business park development located to the southeast. The subject sites are within the Regional Municipality of York in the northern Greater Toronto Area (G.T.A). • The Newmarket Spectrum parcel is located at the end of Newpark Boulevard, east of Bayview Avenue and south of Mulock Drive, in an area comprised of industrial developments to the west and otherwise characterized by low-density residential neighborhoods.
Site Area	• Total area of the twelve parcels; 226.87 ± acres, more or less (229.77 acres total less 1.45 acres of commercial land in each of parcels "F" and "G" set aside by the clients for personal use). The Aurora parcels account for 195.1 acres, while the Newmarket Spectrum lands account for the remaining 31.77 acres.
Existing Uses	• Vacant development lands.

Land Areas

Parcel "A"	• 51± acres
Parcel "B"	• 5 ± acres
Parcel "E"	• 10 ± acres
Parcel "F"	• 11 ± acres (less 1.45 acres set aside by client for personal use)
Parcel "G"	• 16 ± acres (less 1.45 acres set aside by client for personal use)
Parcel "H"	• 34 ± acres



Parcel "I"	• 15 ± acres
Parcel "J"	• 9 ± acres
Parcel "K"	• 8 ± acres
Parcel "L"	• 19 ± acres
Parcel "M"	• 20 ± acres
Newmarket Spectrum Parcel	• 31.77 ± acres

Land Use Controls

	Official Plan	Zoning By-law
Parcel "A"	• Community Commercial, Linear & Other Open Space (OPA30); • Urban Residential (OPA 20)	• Rural General (RU) Zone
Parcel "B"	• Medium-High Density Residential	• Rural General (RU), (H) RU-7
Parcel "E"	• Mixed Use (OPA 30)	• Rural General (RU), RU-11 Zone
Parcel "F"	• Business Park (OPA 30)	• Rural General (RU) (Holding)
Parcel "G"	• Business Park (OPA 30)	• Rural General (RU),RU-7
Parcel "H"	• Low-Medium-High Density Residential • Linear & Other Open Space	• Holding Zone (H)
Parcel "I"	• Business Park (OPA 30)	• Rural General (RU) Zone
Parcel "J"	• Business Park (OPA 30)	• BP3-(H)
Parcel "K"	• Business Park (OPA 30)	• BP3-(H)
Parcel "L"	• Medium-High Density Residential	• R6-53/54 Row Dwellings
Parcel "M"	• Medium-High Density Residential	• Rural General (RU) Zone
Newmarket Spectrum Parcel	• Emerging Residential	• TR – Transitional Zone





Highest and Best Use

Parcel "A"		
As Improved	•	Not Applicable.
As Vacant	•	Commercial, Residential and Open Space
Parcel "B"		
As Improved	•	Not Applicable.
As Vacant	•	Medium-High Density, & Low-Medium Density Residential Use
Parcel "E"		
As Improved	•	Not Applicable.
As Vacant	•	Mixed Use – Medical Arts Centre
Parcel "F"		
As Improved	•	Not Applicable.
As Vacant	•	Business Park – Employment Area
Parcel "G"		
As Improved	•	Not Applicable.
As Vacant	•	Business Park
Parcel "H"		
As Improved	•	Not Applicable.
As Vacant	•	Low- Medium Density Residential
Parcel "I"		
As Improved	•	Not Applicable.
As Vacant	•	Business Park – Employment Area
Parcel "J"		
As Improved	•	Not Applicable.
As Vacant	•	Business Park – Employment Area
Parcel "K"		



As Improved	• Not Applicable.
As Vacant	• Business Park – Employment Area
Parcel "L"	
As Improved	• Not Applicable.
As Vacant	• Medium – High Density Residential
Parcel "M"	
As Improved	• Not Applicable.
As Vacant	• Medium – High Density Residential
Newmarket Parcel	
As Improved	• Not Applicable
As Vacant	• Medium Density Residential

Value Indications

Parcel I.D	Site Size (acres)	Value per Acre	Final Value Estimate
A - Commercial	33	$625,000	$20,625,000
A - Residential	15	$400,000	$6,000,000
A- Open Space	3	$5,000	$15,000
B	5	$400,000	$2,000,000
E	10	$600,000	$6,000,000
F	9.55	$600,000	$5,730,000
G	14.55	$600,000	$8,730,000
H - Residential	31	$875,000	$27,125,000
H - Open Space	3	$5,000	$15,000
I	15	$575,000	$8,625,000
J	9	$600,000	$5,400,000
K	8	$600,000	$4,800,000
L	19	$600,000	$11,400,000
M	20	$400,000	$8,000,000
Newmarket	31.77	$425,000	$13,502,250


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Regional Map


ID Address
1 Aurora
2 Newmarket
Newmarket
Aurora
Gwillimbury
Uxbridge
Whitchurch-Stouffville
Stouffville
King City
Richmond Hill
Markham
Vaughan
Pickering
Ajax
Whitby
Oshawa
Orangeville
Bolton
Brampton
Halton Hills
Mississauga
Toronto
Milton
Regional Municipality of Peel

Location Map - Aurora Lands


ID Address
1 Bayview and Wellington Aurora
Newmarket
Aurora
Whitchurch-Stouffville
Kettleby
Snowball
Cherry
Oak Ridges
White Rose
Preston Lake
Bethesda
Vandorf
Wesley Corners
King City
Gormley
Ballantrae
Musselman's Lake
Lemonville
Dickson Hill



Location Map – Newmarket Spectrum Parcel


Newmarket


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TERMS OF REFERENCE

Purpose and Intended Use of Report

The purpose of this valuation is to estimate the current market value of the subject properties. Mr. John Medland, Vice President of Blair Franklin Capital Partners Inc. has requested this report for a possible transaction between Magna Entertainment Corp. and M I Developments Inc.

Property Rights

The property rights appraised are those of the fee simple interest.

Effective Date

The effective date of this valuation is January 19, 2011.

Inspection Date

Demetri Andros, AACI MRICS conducted an inspection of the properties on January 19, 2011. Fieldwork for this assignment was completed in January and February 2011.

Market Value Definition

For the purposes of this valuation, market value is defined as:

"The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of the specific date and the passing of title from seller to buyer under conditions whereby:

1. Buyer and seller are typically motivated;
2. Both parties are well informed or well advised, and acting in what they consider their best interests;
3. A reasonable time is allowed for exposure in the open market;




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4. Payment is made in terms of cash in Canadian Dollars or in financial arrangements comparable thereto; and
5. The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

(The Appraisal Institute of Canada "Canadian Uniform Standards of Professional Appraisal Practice". 2001 ed., p. 47)

Exposure Time

An estimate of market value is related to the concept of reasonable exposure time. Exposure time is the property's estimated marketing time prior to a hypothetical sale at market value on the effective date of the appraisal. Reasonable exposure time is a necessary element of a market value definition but is not a prediction of a specific date of sale.

Ongoing discussions with agents active within the investment real estate market have indicated that development lands such as components of the subject typically require a marketing period of three to six months, depending on a number of factors including, location, and motivation of the purchaser/vendor. Therefore, it is concluded that for the development sites to sell at the market value estimated herein as of the effective date of this report, an exposure period of approximately three to six months would be required.

Scope of the Valuation

This is a ***Full Narrative Appraisal Report*** and complies with the reporting requirements set forth under the Canadian Uniform Standards of the Appraisal Institute of Canada. As such, all relevant material is provided in this report including the discussion of appropriate data, reasoning, and analyses that were used in the appraisal process to develop the appraiser's opinion of value. Additional supporting documentation concerning the data, reasoning, and analyses are retained in the appraiser's file. The depth of discussion contained in this report is specific to the needs of the client and for the intended use stated herein.

During the course of preparing this valuation, the following was completed:

- A personal inspection of the property and surrounding areas in January, 2011;
- Reviewed all site servicing considerations;
- Examine market conditions and analyze their potential effect on the properties;
- Estimate highest and best use of the properties;
- Review available databases to obtain transactions and listings involving comparable properties;
- A review of available data regarding the local market;

- Verification of current land use and zoning regulations;
- Interviews with market participants; and
- Provide an indication of market value.

Contingent and Limiting Conditions

This report is subject to the Contingent and Limiting Conditions set forth within the Addenda to this appraisal in addition to any specific assumptions that may be stated in the body of the report. These conditions are critical to the value stated herein and should be thoroughly read and understood before any reliance on this report is considered.

Extraordinary Assumptions

An Extraordinary Assumption is an assumption, which if not true, could alter the appraiser's opinions and conclusions. They are required when a Hypothetical Condition is necessary due to circumstances that are not self-evident regarding the appraised property. Hypothetical Conditions include retrospective appraisals, significant renovations to the improvements, completion of proposed improvements, etc.

- It is assumed that each parcel is severable and that any cost associated with the severance was not considered.
- It is assumed that site sizes as provided by MEC are accurate.
- No environmental reports were provided to the author. The value estimate assumes that the property is free and clear of any and all soil or other environmental contamination. Should this not be the case, the value estimate should be adjusted to reflect the full cost of remediation.
- It is assumed that access to Parcel "M" will be provided across Parcel "L" or other adjoining lands owned or controlled by Magna Corp.

Extraordinary Limiting Conditions

An Extraordinary Limiting Condition refers to a necessary modification or exclusion of an Appraisal Institute Standard Rule. Such special circumstances include the inability to complete a property inspection, or the purposeful exclusion of a relevant valuation technique, etc.

No Extraordinary Limiting Conditions were invoked within this report.


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REGIONAL MUNICIPALITY OF YORK OVERVIEW

The Regional Municipality of York is located just north of Toronto and comprises an area of approximately 665 square miles. It is now one of the fastest growing regions in Canada. The region is comprised of the following municipalities: Aurora, East Gwillimbury, Georgia, King, Markham, Newmarket, Richmond Hill, Vaughan and Whitechurch-Stouffville. The region is home to the sandy shores of Lake Simcoe, the fertile soils of the Holland Marsh and the Oak Ridge's Moraine, an east-west ridge of rolling topography, forested areas, wetlands and kettle lakes covering 500 square kilometres.

Population

The Regional Municipality of York has an estimated population of 931,900 (as of July 2011). Since 2006, the population has increased by 16.6%.. In the past decade the south-central parts of the Regional Municipality of York (i.e. south Richmond Hill, and southwest Markham/southeast Vaughan (known as Thornhill) have evolved into relatively affluent communities - particularly in comparison to the more northerly portions of the Region, and the westerly and easterly regions of the GTA. Overall, the Regional Municipality of York has experienced rapid population growth that has continued to expand the diversified and skilled labour force.

Transportation

With an efficient highway network system (Highways 400, 404, 407 and 7) and close proximity to both Lester B. Pearson International Airport and Buttonville Airport, the Regional Municipality of York has not only served as a bedroom community to Toronto, but has also developed significant industrial/office bases of its own. York Region Transit also provides the region with a fast and efficient public transportation system.

Real Estate

The Regional Municipality of York boasts the lowest commercial and industrial tax ratios in the Greater Toronto Area and has nearly 7,000 acres of vacant land suitable for industrial development. With a growing population and available land, it is in a constant state of growth and development.




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Investment Opportunities

Across the Region are diverse opportunities for investment. In Aurora, employment along Industrial Parkway increases by 7.3% annually, and manufacturing alone makes up for one third of all employment, with retail coming in a close second. Likewise, Newmarket and Whitchurch-Stouffville also rely heavily on manufacturing and retail for employment. Newmarket as a regional centre is also host to the Regional Administrative Centre and Police Headquarters, as well as the RCMP, Southlake Regional Health Centre and the York Region Board of Education. Vaughan is also dominated by the manufacturing industry but in recent years, significant entertainment based industries have appeared. King Township is referred to as 'Ontario's vegetable basket' due to the fertile soils and is also home to a number of world-class golf courses and horse farms. The town of East Gwillimbury has significant employment in both office furniture manufacturing and cement and concrete product-manufacturing. Richmond Hill has strengths in the computer, finance and insurance, and cultural industry sectors while Markham is referred to as Canada's High Tech Capital, as it has the largest concentration of high-tech employment in entire York Region.

Regional Municipality Of York Population		
	2011 (estimated)	2016 (projected)
King Township	23,729	27,428
East Gwillimbury	26,097	33,230
Whitchurch-Stouffville	33,709	44,060
Aurora	58,041	65,526
Georgina	50,481	55,624
Newmarket	88,239	95,486
Richmond Hill	197,940	223,381
Vaughan	293,985	334,504
Markham	313,969	352,503

Source: Financial Post Canadian Markest 2011


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Regional Municipality Of York		
Population		
Total Population (July 2011 projected)	% of Canadian Total	% Change 2006-2011
1,086,600	3.15%	16.60%
Income		
Income Estimate	% Canadian Total	Average Household Income
$41,028,600,000	3.60%	$118,000
Retail Market		
Retail Sales Estimate	% Canadian Total	Average Retail Sales per Household
$11,609,000,000	2.59%	$33,400

Source: Financial Post Canadian Markets 2011

Regional Municipality of York is continuing to grow and prosper as businesses and people are moving to the Region to take advantage of the highly qualified workforce, an ample supply of available land and rental space for all types of businesses and a variety of living options.


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TOWN OF AURORA OVERVIEW


TOWN OF AURORA AND SURROUNDING AREA
LEGEND
Highway
Major Street
Railway
COOKS BAY
TOWN OF GEORGINA
TOWN OF EAST GWILLIMBURY
Simcoe County
TOWN OF NEWMARKET
TOWNSHIP OF KING
TOWN OF AURORA
TOWN OF WHITCHURCH-STOUFFVILLE
TOWN OF RICHMOND HILL
CITY OF VAUGHAN
TOWN OF MARKHAM

Located in the heart of the Regional Municipality of York, Aurora is a scenic town situated in an historical setting. Over 500 acres of open parkland, with a recreational complex, playing fields and extensive pedestrian trail system. Cultural amenities include a large library, a live performance theatre, provincially recognized museums and an annual equestrian show.

The historic downtown core on Yonge Street is supplemented by a wide variety of retail outlets and office centers. Residential neighborhoods encompass a wide diversity of housing styles and types.

The heart of Aurora is downtown at the crossroads of Wellington and Yonge Streets. The area is easily accessible from all points in Town and is a regional transit servicing hub. A number of small and medium sized plazas are located along the Wellington and Yonge Street corridors.

The Town of Aurora is bordered by the Town of Newmarket to the north, Town of Richmond Hill to the south, Township of King to the west and Town of Whitchurch-Stouffville to the east. Vaughan, East Gwillimbury, Georgina and Markham complete the Region. While Aurora is located approximately 30 minutes north of the City of Toronto, Toronto's economic strength and position within the province and country benefit most of the surrounding communities including Aurora.



Population			
Total Population (July 2011 projected)	% of Canadian Total	% Change 2006-2011	% Average Annual Growth
58,041	0.17%	16.75%	3.14%
Income			
% Above/Below National Avg. (2011 Projected)	\verage Household Income	% Canadian Total	Average Personal Income
47% Above	$143,434	0.25%	$48,570
Retail Market			
% Above/Below National Avg. (2011 Projected)	Retail Sales Estimate	% Canadian Total	Per Capita
25% Below	$565,469,745	0.13%	$9,743

Source: Financial Post Demographics 2011

Population

The Town of Aurora, with an estimated population of 58,041, is currently the fifth largest of the nine municipalities in the Regional Municipality of York. More than doubling in size since 1986, Aurora will likely continue to grow over the next two decades due to its proximity to Toronto, its attractiveness as a community, and an expanding industrial and commercial base.

Labor Force/Education

Given its close proximity and excellent transportation connections to Toronto, Aurora has access to the largest and most highly skilled labor force in Canada. A labor force of over two million people currently resides within an hour's drive of the Town. Aurora currently boasts over 120 major industries and head offices, several public and private education facilities, health care services, regional hospitals within close proximity. The majority of Aurora's labor force is employed in Commerce, Management & Business Administration, Engineering & Applied Sciences/Health, and Science & Technology.


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Highways

Aurora's eastern border is Highway 404, a four-lane, controlled access expressway that connects with Highway 401, providing a direct link to all provincial freeways leading to major American and Canadian destinations. Highway 400 is approximately 15 minutes to the west, a six-lane expressway that allows for direct road links to northern Ontario and Western Canada. Downtown Toronto is easily accessible via Highway 404 and the Don Valley Parkway, connecting with the Queen Elizabeth Expressway to Buffalo. Historic Highway 11 (Yonge Street), Aurora's main commercial artery, provides excellent connections to York Region's major municipalities.

Air Transport

Aurora is served by three GTA-area airports; Lester B. Pearson International, Toronto Buttonville and Toronto Island. Pearson International is Canada's busiest airport; handling both domestic and international air travel is approximately 45 minutes from Aurora by car. Buttonville, only 15 minutes away to the south, offers facilities for private flying, executive air charters and some scheduled air service. Toronto Island, adjacent to the downtown business district, is an intercity airport with special landing services for private craft and helicopters.

Railway and Port Services

Canadian National Railways (CNR) provides railway freight services in Aurora. All types of rail service, including inter-modal bulk and refrigeration, are available through connections in Vaughan. The CNR main rail line runs directly through Aurora's major industrial areas.

Public Transit

York Region Transit operates an extensive transit system within the Town, providing direct connections to all major shopping, transportation and community facilities. GO Transit operates both rail and bus services in Town. Buses provide local and regional (including TTC) transit connections along the Yonge Street corridor while the GO trains operate 50-minute rush hour service (morning and evening peak periods) directly to Toronto's Union Station. Aurora is also served by VIVA, York Region's new rapid bus service. The VIVA Blue Line goes from Finch Station to Newmarket, with five stops along Yonge Street in Aurora.




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NEIGHBOURHOOD DESCRIPTION

All of the subject properties, except Newmarket Spectrum, are all located within the Town of Aurora along Wellington Street East, between Bayview Avenue and Leslie Street. The properties are easily accessed by these arterial roads, as well as via Highway 404. The surrounding area is mostly comprised of residential development land with a business park located south of Wellington midway between Bayview Ave. and Leslie St. another business park is under development on the east side of Leslie Street south of Wellington. A retail shopping centre is located at the northeast corner of Wellington and Leslie Streets.

The Newmarket Spectrum property is located a short distance southeast of the intersection of Bayview Avenue and Mulock Drive. Developments directly to the west on Newpark Boulevard are industrial, while low-density residential development is prevalent to the east, south and northwest.

Adjacent Land Uses – Aurora Lands

North	• Along the north side of Wellington Street are residential developments as well as vacant lands for Business Park Uses. Further to the east is a municipal fire hall and community recreation centre.
West	• West of Bayview Avenue is comprised of a commercial development at the southwest corner of Bayview and Wellington followed by residential development further west.
South	• Undeveloped land
East	• A gas station is located at the northwest corner of Leslie and Wellington, with a retail commercial plaza at the northeast corner. A new business park is being developed on the east side of Leslie Street just south of Wellington Street. Street


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Adjacent Land Uses – Newmarket Spectrum

North	• Vacant development land and low-density residential developments.
West	• Industrial developments along Newpark Boulevard. Low-density residential developments west of Bayview Avenue.
South	• Low-density residential developments.
East	• Low-density residential developments.

Major Arterials & Access - Aurora Lands

- Wellington Street East (East - West)
- Bayview Avenue (North - South)
- Leslie Street (North - South)
- Highway 404 (North - South) located just east of the subject properties off Wellington Street East

Major Arterial & Access – Newmarket Spectrum

- Mulock Drive (East - West)
- Bayview Avenue (North - South)

Summary

The Aurora subject properties are positioned within a developing area in the eastern part of the Town of Aurora. The Aurora official plan provides a variety of land use designations for the area, including Community Commercial, Business-Park, and Medium-High Density Residential and Rural. This area is attractive to developers wishing to provide a variety of retail uses, those specializing in Medium Density Residential development that would attract high end users, as well as companies wanting to locate in a newly developing area that offers a well skilled labor pool as well as an established transportation infrastructure.

The Newmarket Spectrum lands are located within a primarily low-density residential area of Newmarket, although some light industrial development exists to the west of the site. Accordingly low density residential uses would be most appropriate for the subject lands.


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SITE DESCRIPTION

The Aurora sites are situated along Wellington Street East, east of Bayview Avenue and west of Leslie Street. The land parcels (parcels: "A", "E",, "F", "G", "H", "I", "J", "K", & "L") are located along major arterial roads with the exception of Parcel "M", which is positioned north of Wellington Street within a rural land designation and parcel "B" located south of Wellington Street. The Magna Headquarters office building fronting onto Magna Drive is located to the south of these properties.

The Newmarket Spectrum property is located at the end of Newpark Boulevard, east of Bayview Avenue and south of Mulock Drive. The area to the west along Newpark Boulevard is characterized by industrial developments, while the area to the east, northwest and south is low-density residential in nature.

Area
- Total area of the twelve plots (inc. Newmarket) is approximately 229.77 ± acres.

Configuration
- Irregular (see site plan).

Services
- Aurora: Servicing is available along Wellington Street, Stronach Boulevard and Bayview Avenue.
- Newmarket: Servicing is available along Bayview Avenue and Newpark Drive

Access
- Aurora: Generally from Wellington Street East, Bayview Avenue and Leslie Street respectively.
- Newmarket: From Newpark Boulevard

Title Instruments
- For the purposes of this analysis, any instruments registered against the title(s) to the properties are assumed not to have a significant effect on the property's marketability or its market value. For greater certainty a legal opinion should be solicited for a full explanation of the effects of these encumbrances. Additionally, the property has been valued as if free and clear of any financing.

Topography
- Block "A" is undulating loping in a southeasterly direction towards some lands near its southern limit. Block "H" is generally flat, sloping slightly to the south. Block "I" is more rugged falling off from the northeast in a south and westerly direction to a watercourse traversing the southwest boundary of the site. Blocks "J" & "K" are both level sites that have been rough graded sloping slightly towards the north/south road separating them, as well as to Wellington Street. Block "L" is fairly flat and about two feet below the elevation of Wellington Street. It appears to have recently been rough graded. Block "M" is located to the north


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of Block "L" beyond a creek valley separating the two. This block is gently rolling land that is under cultivation. The property slopes to the south and west.

Soil Conditions

- We have not undertaken a detailed soil analysis, and as we are not qualified to comment on soil conditions, we have assumed that there are no contaminants affecting the sites, nor any abnormal soil conditions. However, a full environmental assessment would be required for certainty and any cost of remedy should be deducted from the reported values herein. The sub-soil is assumed to be similar to other lands in the area and suitable in drainage qualities and load bearing capacity to support development as envisioned in the Official Plan for the Town of Aurora.


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PARCEL "A" PROPERTY DATA

MUNICIPAL ADDRESS

893 Wellington Street East,
Town of Aurora, Ontario

LEGAL DESCRIPTION

PT LT 20 CON 2 (AW) PTS 1, 2, 3 & 5 65R18731, AURORA; T/W EASE OVER PT 4 65R4704 AS IN B748B; S/T EASE OVER PT 2 65R18731 AS IN LT1006651. T/W EASE OVER PT LTS 18, 19 & 20 CON 2, PTS 1, 2, 3, 4, 10, 11, 12, 13, 14 & 15, 65R26237 AS IN YR390939. S/T EASE IN FAVOUR OF THE CORPO RATION OF THE TOWN OF AURORA OVER PTS 19, 21 & 22, 65R26163 AS IN YR39 1564. S/T EASE IN FAVOUR OF PT LTS 18, 19 & 20 CON 2, PTS 3, 8, 13 & 3 8, 65R26163 OVER PTS 18, 19, 21 & 22, 65R26163 AS IN YR391578. T/W EAS E OVER PT LT 20 CON 2, PTS 28, 60 & 64, 65R26163 AS IN YR391824. S/T E ASE IN FAVOUR OF BLK 5 65M3436 OVER PTS 19, 21 & 22, 65R26163 AS IN YR 391842. S/T EASE IN FAVOUR OF PT LTS 19 & 20 CON 2, PTS 2, 11, 25, 26, 27, 32, 33, 34, 37, 39, 40, 41, 57, 62, 65, 66, 67 & 68, 65R26163 AND BLK 4 PL 65M3436 OVER PTS 18, 19, 21 & 22, 65R26163 AS IN YR391850. S/T EASE IN FAVOUR OF BLK 3, 65M3436 OVER PTS 18, 19, 21 & 22, 65R2616 3 AS IN YR391864. T/W EASE OVER PT LT 20 CON 2, PTS 26, 40, 65 & 67, 65R26163, AS IN YR392341. T/W EASE OVER PT BLK 5 PL 65M3436,PT 5,65R26 163 AS IN YR392493.T/W EASE OVER PT BLK 3 PL 65M3436, PTS 42, 46 & 69, 65R26163 AS IN YR393219.

Town of Aurora
Regional Municipality of York


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OWNERSHIP AND HISTORY

According to a search of the Real Estate Board Land Registry Information Services, the property has not been sold or offered for sale in the last three years. The last sale recorded as instrument LT1288170 was registered July 30, 1998. The property was vested in 690346 Ontario Inc.

Effective Date

The effective date of this valuation is January 19, 2011

Encumbrances

We are not aware of any easements or rights of way that adversely affect the market value of the subject property. A municipal easement for sanitary sewers and water traverse the property in the vicinity of the low lying lands near the south property boundary.


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PROPERTY DESCRIPTION

Parcel "A" is located on the southeast corner of Wellington Street East and Bayview Avenue. The vacant site is irregular in shape, as a parcel of land to the east (Parcel "E") has been 'cut out' to accommodate a planned Medical Arts Building. The lands are currently under cultivation.

Frontage	• The subject property has extensive frontage of approximately 1,200 feet on Wellington Street East.
Depth	• Comprises approximately 1,300 feet frontage on Bayview Avenue.
Area	• The subject site reportedly extends to approximately 51.0 acres.
Configuration	• Irregular (see site plan) Subject is area Parcel "A".
Services	• Servicing is available at the lot line.
Access	• There is currently no access to the site, but it is assumed that during development, points of ingress and egress will be made off Bayview Avenue and off the Magna Drive extension.
Title Instruments	• For the purposes of this analysis, any instruments registered against the title(s) to the property are assumed not to have a significant effect on the property's marketability or its market value. For greater certainty a legal opinion should be solicited for a full explanation of the effects of these encumbrances. Additionally, the property has been valued as if free and clear of any financing.
Topography	• The lands are generally undulating sloping from east to west and from north to south toward a low lying area traversing the south part of the site in a southeasterly direction.
Soil Condition	• We have not undertaken a detailed soil analysis, and as we are not qualified to comment on soil conditions, we have assumed that there are no contaminants affecting the site nor any abnormal soil conditions. However, a full environmental assessment would be required for certainty and any cost of remedy should be deducted from the reported value herein. The sub-soil is assumed to be similar to other lands in the area and suitable in drainage qualities and load bearing capacity to support the existing development.


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DESCRIPTION OF IMPROVEMENTS

Roads

Block "A" is located at the southeast corner of two major arterial roads servicing the York Region area and beyond. Wellington Street is a four-lane east/west arterial road and Bayview Avenue is a two-lane north/south arterial road. There is potential for a proposed westerly continuation of Magna Drive that would traverse the site and end at Bayview Avenue just south of this Block.

Services

We are informed that all town services are available at the lot line – electrical, natural gas, storm and sanitary sewer, and water services. A municipal easement for sanitary sewers and water traverse the south portion of the site.

Title Instruments

For the purposes of this analysis, any instruments registered against the title(s) to the property are assumed not to have a significant effect on the property's marketability or its market value. For greater certainty, a legal opinion should be solicited for a full explanation of the effects of these encumbrances. Additionally, the property has been valued as if free and clear of any financing. For the purposes of this analysis we assume title is marketable without any encumbrances.

Easements / Restrictions

We are not aware of any easements or rights of way that adversely affect the market value of the subject property, with the exception of the regulations identified in the section on Land Use Regulations within this report. An easement for sanitary sewers and watermains exists over Parts 16 and 18 Plan 65R-26163 traverses the southerly portion of the site. These easements are not considered to have an adverse effect on the potential development of the property nor are they deemed to adversely affect the value of the site.


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Environmental

We have not undertaken a detailed soil analysis, and as we are not qualified to comment on soil conditions, we have assumed that there are no contaminants affecting the site. However, a full environmental assessment would be required for greater certainty and any cost of remedy should be deducted from the reported value herein. The sub-soil is assumed to be similar to other lands in the area and suitable in drainage qualities and load bearing capacity to support the future developments.

The Official Plan has stated a portion of the site is to be designated as Linear and other Open Space and will be linked to the Open Space System therefore a portion of the land is environmentally protected and undevelopable.


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Assessment and Realty Tax Data

As this Parcel is currently part of a larger land holding we have not been able to ascertain a current value assessment nor an appropriate realty tax rate for 2011.

Land Use/Planning Provision

Official Plan	• Community Commercial (OPA 30), Linear and Other Open Space (OPA 30) and Urban Residential (OPA 30)
Land Use Classification (Zoning)	• Rural General (RU)
Lot Area	• Minimum of 10 hectares • Minimum Lot Frontage of 180.0 meters
Building Specifications (Residential)	• Minimum gross floor area 110 sq. meters. • Maximum lot coverage of 20% • Maximum height pertaining to main buildings shall be the lesser of 10 meters.
Permitted Uses	• Agricultural uses including farming, soil cultivation and livestock rearing • Breeding, raising and training of farm animals and horses • Churches or places of worship • Home occupation • Horseback riding clubs • Farm greenhouses • One single family dwelling including an accessory attached residential dwelling unit occupied by a person employed full time on the farm where the farm is not less than 40 hectares in area.
Compliance	• The property is vacant. It is our opinion that the property is in compliance with current land use regulations. For greater certainty, written enquiries should be made with the Town of Aurora.


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LAND USE MAP

ZONING BY-LAW 2213-78

N

RU-11 (H) RU-7 RU RU RU
RU
RU-7 RU-6 O-13 BP-4 BP
O-9
O-13
R1-31
RU
O-13
RU-3 (iii)
EP-9 O-13
O-13
O-13
404
LOT 20
LOT 19
LOT 18
LOT 17
LOT 16
TOWN OF WHITCHURCH-STOUFFVILLE
RU
RR-10
RR-3
RR-6
CONCESSION 2
CONCESSION 3


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PARCEL "B" - PROPERTY DATA

MUNICIPAL ADDRESS

1289 Wellington Street East,
Town of Aurora, Ontario

LEGAL DESCRIPTION

PT LOT 20 CON 2 (AW) PT 4, 65R15639 SAVE & EXCEPT PT 9 65R20504 & PTS 4 & 5, 65R20505, & EXCEPT PTS 2, 3, 4 & 5, 65R30828, AURORA; S/T EASE OVER PT 1 65R17328 AS IN LT1006650. S/T EASES OVER PT 13 65R17101, AS IN YR1530930. T/W EASE OVER PT LTS 18, 19 & 20 CON 2, PTS 1, 2, 3, 4, 10, 11, 12, 13, 14 & 15, 65R26237 AS IN YR390939. S/T EASE OVER PT 56, 65R26163 AS IN YR391564. S/T EASE IN FAVOUR OF PT LTS 18, 19, 20 CON 2, PTS 2, 8, 13 & 38, 65R26163, OVER PT 56, 65R26163 AS IN YR 391578. T/W EASE OVER PT LT 20, CON 2, PTS 28, 60 & 64, 65R26163 AS IN YR391824. S/T EASES IN FAVOUR OF BLK 5, PL 65M3436 OVER PT 56, 65R26163 AS IN YR391842. S/T EASE IN FAVOUR OF PT LTS 19 & 20 CON 2, PTS 2, 11 25, 26, 27, 32, 33, 34, 37, 39, 40, 41, 57, 62, 65, 66, 67 & 68, 65R26163 AND BLK 4 PL 65M3436 OVER PT 56, 65R26163 AS IN YR391850. S/T EASE IN FAVOUR OF BLK 3 PL 65M3436, OVER PT 56, 65R26163 AS IN YR391864. T/W EASE OVER PT LT 20 CON 2, PTS 26, 40, 65 & 67, 65R26163, AS IN YR392341. T/W EASE OVER PT BLK 5 PL 65M3436, PT 47, 65R26163, AS IN YR392493. T/W EASE OVER PT BLK 3 PL 65M3436, PTS 42, 46 & 69, 65R26163 AS IN YR393219. S/T EASEMENT OVER PT 2, 65R27300 IN FAVOUR OF BLK 1, PL 65M3852, AS IN YR701814. TOGETHER WITH AN EASEMENT OVER PT LT 20 CON 2 (AW), PT 1, 65R31816 AS IN YR1531042 TOGETHER WITH AN EASEMENT OVER PT LT 20, CON 2 (AW), PTS 2, 4 & 5, 65R31816 AS IN YR1531043

Town of Aurora,
Regional Municipality of York


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OWNERSHIP AND HISTORY

According to a search of the Real Estate Board Land Registry Information Services, the property has not been sold or offered for sale in the last three years. The last recorded sale was in July 1998 under instrument LT1287796, LT1287795. The registered owners are 1207309 Ontario Inc., and 690346 Ontario Inc.

Effective Date

The effective date of this valuation is January 19, 2011.

Encumbrances

We are not aware of any easements or rights of way that adversely affect the market value of the subject property



PROPERTY DESCRIPTION

Parcel "B" is located south of Wellington Street East, set within the main Magna development site.

Frontage	• The property has no frontage, being set back within the main development land parcels.
Depth	• Irregular.
Area	• Approximately 15 Acres.
Configuration	• Irregular (see site plan) Subject is area Parcel "B".
Services	• Servicing is available at the lot line.
Access	• Access to Parcel "B" is available from Stronach Boulevard and Gold Touch Way which traverses the site in a northeasterly direction.
Title Instruments	• For the purposes of this analysis, any instruments registered against the title(s) to the property are assumed not to have a significant effect on the property's marketability or its market value. For greater certainty a legal opinion should be solicited for a full explanation of the effects of these encumbrances. Additionally, the property has been valued as if free and clear of any financing.
Topography	• The topography of this parcel is generally flat but sloping slightly to the south and east.
Soil Conditions	• We have not undertaken a detailed soil analysis, and as we are not qualified to comment on soil conditions, we have assumed that there are no contaminants affecting the site or any abnormal soil conditions. However, a full environmental assessment would be required for certainty and any cost of remedy should be deducted from the reported value herein. The sub-soil is assumed to be similar to other lands in the area and suitable in drainage qualities and load bearing capacity.


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DESCRIPTION OF IMPROVEMENTS

Roads

Stronach Boulevard provides access to the parcel from Wellington Street East, connecting with Gold Touch Way, a cul-de-sac, which divides the site.

Services

Municipal services are available along Stronach Boulevard as well as along Gold Touch Way including electrical, natural gas, storm and sanitary sewer, and water services.

Title Instruments

For the purposes of this analysis, any instruments registered against the title(s) to the property are assumed not to have a significant effect on the property's marketability or its market value. For greater certainty, a legal opinion should be solicited for a full explanation of the effects of these encumbrances. Additionally, the property has been valued as if free and clear of any financing. For the purposes of this analysis we assume title is marketable without any encumbrances.

Easements / Restrictions

We are not aware of any easements or rights of way that adversely affect the market value of the subject property, with the exception of the regulations identified in the section on Land Use Regulations within this report. No easements exist which could potentially affect property value, and if in fact any easements were present we would wish to revisit our conclusions accordingly.

Environmental

We have not undertaken a detailed soil analysis, and as we are not qualified to comment on soil conditions, we have assumed that there are no contaminants affecting the site. However, a full environmental assessment would be required for greater certainty and any cost of remedy should be deducted from the reported value herein. The sub-soil is assumed to be similar to other lands in the area and suitable in drainage qualities and load bearing capacity to support the existing development.


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Assessment and Realty Tax Data

As this Parcel is currently part of a larger land holding we have not been able to ascertain a current value assessment nor an appropriate realty tax rate for 2011.

Land Use/Planning Provision

Official Plan	• Medium-High Density Residential (OPA 30) • Designation is intended to accommodate a variety of residential uses, including stacked townhouses, terrace houses, maisonettes, and garden apartments. • The subject property is outside the Oak Ridge's Moraine Planning Boundary (Ontario MNR, 1991).
Land Use Classification (Zoning)	• Rural General (RU) RU-7
Lot Area	• Minimum of 10 hectares • Minimum Lot Frontage of 180 meters
Building Specifications	• Maximum lot coverage of 20% • Minimum floor area - 110 sq. meters. • Maximum building height – 10 meters
Permitted Uses	• An arts or education centre for Magna • Health centre for Magna • Research or product development centre for Magna • Gatehouse or security facility • Cafeteria for Magna
Compliance	• The site is currently vacant and we therefore believe it to be in compliance with current land use regulations. For greater certainty, written enquiries should be made with the Town of Aurora.


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LAND USE MAP

ZONING BY-LAW 2213-78

N
WELLINGTON STREET EAST
R1-31
RU-11
(H) RU-7
RU
RU
RU
RU
RU-7
RU-6
O-13
BP
BP-4
BP
O-9
O-13
R1-31
RU
O-13
RU-3 (iii)
EP-9
O-13
O-13
O-13
RU
RR-10
RR-3
RR-6
404
LOT 20
LOT 19
LOT 18
LOT 17
LOT 16
TOWN OF WHITCHURCH-STOUFFVILLE
CONCESSION 2
CONCESSION 3


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PARCEL "E" PROPERTY DATA

MUNICIPAL ADDRESS

893 Wellington Street East
Town of Aurora, Ontario

LEGAL DESCRIPTION

PT LT 20 CON 2 (AW) PTS 1, 2, 3 & 5 65R18731, AURORA ; T/W EASE OVER PT 4 65R4704 AS IN B748B ; S/T EASE OVER PT 2 65R18731 AS IN LT1006651 . T/W EASE OVER PT LTS 18, 19 & 20 CON 2, PTS 1, 2, 3, 4, 10, 11, 12, 13, 14 & 15, 65R26237 AS IN YR390939. S/T EASE IN FAVOUR OF THE CORPO RATION OF THE TOWN OF AURORA OVER PTS 19, 21 & 22, 65R26163 AS IN YR39 1564. S/T EASE IN FAVOUR OF PT LTS 18, 19 & 20 CON 2, PTS 3, 8, 13 & 3 8, 65R26163 OVER PTS 18, 19, 21 & 22, 65R26163 AS IN YR391578. T/W EAS E OVER PT LT 20 CON 2, PTS 28, 60 & 64, 65R26163 AS IN YR391824. S/T E ASE IN FAVOUR OF BLK 5 65M3436 OVER PTS 19, 21 & 22, 65R26163 AS IN YR 391842. S/T EASE IN FAVOUR OF PT LTS 19 & 20 CON 2, PTS 2, 11, 25, 26, 27, 32, 33, 34, 37, 39, 40, 41, 57, 62, 65, 66, 67 & 68, 65R26163 AND BLK 4 PL 65M3436 OVER PTS 18, 19, 21 & 22, 65R26163 AS IN YR391850. S/T EASE IN FAVOUR OF BLK 3, 65M3436 OVER PTS 18, 19, 21 & 22, 65R2616 3 AS IN YR391864. T/W EASE OVER PT LT 20 CON 2, PTS 26, 40, 65 & 67, 65R26163, AS IN YR392341. T/W EASE OVER PT BLK 5 PL 65M3436,PT 5,65R26 163 AS IN YR392493.T/W EASE OVER PT BLK 3 PL 65M3436, PTS 42, 46 & 69, 65R26163 AS IN YR393219.

Town of Aurora,
Regional Municipality of York


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OWNERSHIP AND HISTORY

According to a search of the Toronto Real Estate Board Land Registry Information Services, the property has not been sold or offered for sale in the last three years. The last recorded sale of this property was registered on July 30, 1998 under instrument LT1287796 and under instrument LT1287795.

Effective Date

The effective date of this valuation is January 19, 2011.

Encumbrances

We are not aware of any easements or rights of way that adversely affect the market value of the subject property.


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PROPERTY DESCRIPTION

Parcel "E" is located east of the intersection of Wellington Street East and Bayview Avenue. The site is currently vacant and unimproved.

Frontage	• The subject property has approximately 270 meters of frontage on Wellington Street East.
Depth	• Comprises of approximately 220 meters.
Area	• Approximately 10.0 acres.
Configuration	• Regular (see site plan) Subject is area Parcel "E".
Services	• Servicing is available at the lot line.
Access	• Parcel E is accessible from the southern side of Wellington Street East, east of Bayview Avenue, west of Stronach Boulevard.
Title Instruments	• For the purposes of this analysis, any instruments registered against the title(s) to the property are assumed not to have a significant effect on the property's marketability or its market value. For greater certainty a legal opinion should be solicited for a full explanation of the effects of these encumbrances. Additionally, the property has been valued as if free and clear of any financing.
Topography	• The topography of the site is at grade with Wellington Street East.
Soil Conditions	• We have not undertaken a detailed soil analysis, and as we are not qualified to comment on soil conditions, we have assumed that there are no contaminants affecting the site nor any abnormal soil conditions. However, a full environmental assessment would be required for certainty and any cost of remedy should be deducted from the reported value herein. The sub-soil is assumed to be similar to other lands in the area and suitable in drainage qualities and load bearing capacity.


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DESCRIPTION OF IMPROVEMENTS

Roads

Wellington Street East marks the northern boundary of this site, a major east/west arterial road extending through the region of York. At present, no ingress points have been established from Wellington Street East but it has been assumed suitable access would be created in the course of development.

Services

Municipal services are available along the Wellington Street frontage, – electrical, natural gas, storm and sanitary sewer, and water services.

Title Instruments

For the purposes of this analysis, any instruments registered against the title(s) to the property are assumed not to have a significant effect on the property's marketability or its market value. For greater certainty, a legal opinion should be solicited for a full explanation of the effects of these encumbrances. Additionally, the property has been valued as if free and clear of any financing. For the purposes of this analysis we assume title is marketable without any encumbrances.

Easements / Restrictions

We are not aware of any easements or rights of way that adversely affect the market value of the subject property, with the exception of the regulations identified in the section on Land Use Regulations within this report. No easements exist which could potentially affect property value, and if in fact any easements were present we would wish to revisit our conclusions accordingly.

Environmental

We have not undertaken a detailed soil analysis, and as we are not qualified to comment on soil conditions, we have assumed that there are no contaminants affecting the site. However, a full environmental assessment would be required for greater certainty and any cost of remedy should be deducted from the reported value herein. The sub-soil is assumed to be similar to other lands in the area and suitable in drainage qualities and load bearing capacity.


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Assessment and Realty Tax Data

As this Parcel is currently part of a larger land holding we have not been able to ascertain a current value assessment nor an appropriate realty tax rate for 2011.

Land Use/Planning Provision

Official Plan	• Mixed Use (OPA 30)
Land Use Classification (Zoning)	• RU-11, Rural General - Exception Zone for Clinic, Health Centre or Hospital
Lot Area	• Minimum of 8,000 square meters • Minimum Lot Frontage of 60 meters
Building Specifications	• Maximum lot coverage of 40% • Maximum floor area – 10,000 sq. meters. • Maximum building height – 30 meters or 7 storey's.
Permitted Uses	• The development of a medical arts facility, health clinic or hospital
Compliance	• The property is currently vacant and we assume it is in compliance with current land use regulations. For greater certainty, written enquiries should be made with the Town of Aurora.


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LAND USE MAP

ZONING BY-LAW 2213-78

N

RU-11 (H) RU-7 RU RU RU
RU RU-7 RU-6 O-13 BP BP-4 BP
O-9
O-13 R1-31 RU
O-13
RU-3 (iii) EP-9 O-13
O-13 LOT 20 LOT 19 LOT 18 LOT 17 LOT 16
TOWN OF WHITCHURCH-STOUFFVILLE
O-13
404
RU RR-10 RR-3 RR-6

CONCESSION 2 CONCESSION 3


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PARCEL "F" PROPERTY DATA

MUNICIPAL ADDRESS

South Side Wellington Street East,
Town of Aurora, Ontario

LEGAL DESCRIPTION

FIRSTLY: PT LOT 20 CON 2(AW), PTS 2, 3, 4 & 565R30828. S/T EASE OVER PT 4 65R30828 AS IN LT1006650. T/W EASE OVERPT LOTS 18, 19 & 20 CON 2, PTS 1,2,3,4,10,11,12,13,14 & 15 65R26237 AS IN YR390939. S/T EASES OVER PT 3 65R30828 AS IN YR391564. S/T EASE IN FAVOUR OF LTS 18, 19 & 20 CON 2, PTS 3,8,13 & 38 65R26163, OVER PTS 3 & 4 65R30828 AS IN YR391578. T/W EASE OVER PT LT 20 CON 2, PTS 28, 60 & 64 65R26163 AS IN YR391824. S/T EASE IN FAVOUR OF BLK 5 PL65M3436 OVER PT 3 65R30828 AS IN YR391842. S/T EASE IN FAVOUR OF PT LTS 19 & 20 CON 2, PTS 2,11,25,26,27,32,33,34,37,39,40,41,57,62,65,66,67 & 68 65R26163 & BLK4 PL 65M3436 OVER PTS 3 & 4 65R30828 AS IN YR391850. S/T EASE IN FAVOUR OF BLK 3 PL 65M3436 OVER PTS 3 & 4 65R30828 AS IN YR391864. T/W EASE OVER PT LT 20 CON 2, PTS 26, 40, 65 & 67 65R26163 AS IN YR392341. T/W EASE OVER PT BLK 5 PL 65M3436, PT 47 65R26163 AS IN YR392493. T/W EASE OVER PT BLK 3 PL 65M3436, PTS 42,46 & 69 65R26163 AS IN YR393219; SECONDLY: PT LOTS 19 & 20 CON 2(AW), PTS 2,25,26,27,39,40,41,57,62,65,66,67 & 68 65R26163. T/W EASES OVER PT LT 17 CON 2, PT 3 65R15639 AS IN B11880B. T/W EASE OVER PT LTS 18, 19 & 20 CON 2, PTS 1,2,3,4,10,11,12,13,14 & 15 65R26237 AS IN YR390962. T/W EASE OVER PT LT 20 CON 2, PTS 1,28,29,30,60,61,63,64 & 74 65R26163 AS IN YR391821. T/W EASE OVER PT LT 20 CON 2, PTS 16,18,19,21,22,23 & 56 65R26163 AS IN YR391850. S/T EASE IN FAVOUR OF PT LT 20 CON 2, PTS


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14,15,16,17,18,19,20,21,22,23,24,48,49,50,52,53,56,58 & 59 65R26163 & PT 1 65R21504 OVER PTS 26,40,65 & 67 65R26163 AS IN YR392341. S/T EASE IN FAVOUR OF THE CORPORATION OF THE TOWN OF AURORA OVER PTS 26,40,64 & 67 65R26163 AS IN YR392350. S/T EASE IN FAVOUR OF PT LT 20 CON 2, PTS 1, 12,28,29,30,31,60,61,63,65 & 74 65R26163 OVER PTS 57,62,65,66,67 & 68 65R26163 AS IN YR392371. S/T EASE IN FAVOUR OF PT LT 20 CON 2, PTS 1,12,28,29,30,31,60,61,63,64 & 74 65R26163 OVER PTS 26,40,57,62,65,66,67 & 68 65R26163 AS IN YR392420. S/T EASE IN FAVOUR OF BLK 5 PL 65M3436 OVER PTS 26,40,65 & 67 65R26163 AS IN YR392466. T/W EASE OVER PT BLK 5 PL 65M3436, PT 47 65R26163 AS IN YR392511. T/W EASE OVER PT BLK 2 PL 65M3436, PTS 35,36 & 73 65R26163 & PT BLK 13 PL 65M3436, PT 54 & PT LT 20 CON 2, PT 72 65R26163 AS IN YR392604. T/W EASE OVER PT BLK 3 PL 65M3436, PTS 42,43,46,69 & 70 65R26163 AS IN YR393220. T/W EASE OVER PT BLK 14 PL 65M3436, PTS 55 & 71 65R26163 AS IN YR393256. S/T EASE IN FAVOUR OF BLK 3 PL 65M3436 OVER PTS 2,26,40,65 & 67 65R26163 AS IN YR393543. SUBJECT TO AN EASEMENT OVER PT 1, 65R31816 IN FAVOUR OF PT LT 20 CON 2 (AW), PT 4, 65R15639, EXCEPT PTS 9, 65R20504, PTS 4 & 5, 65R20505 & PTS 2, 3, 4 & 5, 65R30828 AS IN YR1531042 SUBJECT TO AN EASEMENT OVER PTS 2, 4 & 5, 65R31816 IN FAVOUR OF PT LT 20 CON 2 (AW), PT 4, 65R15639, EXCEPT PTS 4, 65R15639, PT 9, 65R20504, PTS 4 & 5, 65R20505 & PTS 2, 3 4 & 5, 65R30828 AS IN YR1531043

Town of Aurora,
Regional Municipality of York

OWNERSHIP AND HISTORY

According to a search of the Toronto Real Estate Board Land Registry Information Services, the property was last transferred to 1207309 ONTARIO INC in May 2009 for a total consideration of $100,000.

Effective Date

The effective date of this valuation is January 19, 2011.

Encumbrances

We are not aware of any easements or rights of way that adversely affect the market value of the subject property.




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PROPERTY DESCRIPTION

Parcel "F" is located on the southwest corner of Wellington Street East and Stronach Boulevard. The site is rectangular in shape and would be suitable for a variety of opportunities of mixed high quality employment uses as well as a variety of supporting commercial and community facilities. The site has previously been cleared and leveled and is ready for development.

Frontage	• The subject property has frontage of approximately 300 meters on Wellington Street East.
Depth	• Comprises of approximately 250 meters.
Area	• 11.0 acres (approximately).
Configuration	• Rectangular (see site plan) Subject is area Parcel "F".
Services	• Servicing is available at the lot line.
Access	• Access to the site is from Wellington Street East and Stronach Boulevard.
Title Instruments	• For the purposes of this analysis, any instruments registered against the title(s) to the property are assumed not to have a significant effect on the property's marketability or its market value. For greater certainty a legal opinion should be solicited for a full explanation of the effects of these encumbrances. Additionally, the property has been valued as if free and clear of any financing.
Topography	• The topography of the site is generally level and on grade with that of adjacent properties and roadways.
Soil Conditions	• We have not undertaken a detailed soil analysis, and as we are not qualified to comment on soil conditions, we have assumed that there are no contaminants affecting the site nor any abnormal soil conditions. However, a full environmental assessment would be required for certainty and any cost of remedy should be deducted from the reported value herein. The sub-soil is assumed to be similar to other lands in the area and suitable in drainage qualities and load bearing.


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DESCRIPTION OF IMPROVEMENTS

Roads

Wellington Street East marks the northern boundary of this site, a major east/west arterial road extending through the region of York. At present, no ingress points have been established from Wellington Street East but it has been assumed suitable access would be created in the course of development.

Services

We are informed that all town services are available at the lot line – electrical, natural gas, storm and sanitary sewer, and water services. The Town of Aurora has indicated that there should be no servicing issues once draft plan application has been received.

Title Instruments

For the purposes of this analysis, any instruments registered against the title(s) to the property are assumed not to have a significant effect on the property's marketability or its market value. For greater certainty, a legal opinion should be solicited for a full explanation of the effects of these encumbrances. Additionally, the property has been valued as if free and clear of any financing. For the purposes of this analysis we assume title is marketable without any encumbrances.

Easements / Restrictions

We are not aware of any easements or rights of way that adversely affect the market value of the subject property, with the exception of the regulations identified in the section on Land Use Regulations within this report. No easements exist which could potentially affect property value, and if in fact any easements were present we would wish to revisit our conclusions accordingly.

Environmental

We have not undertaken a detailed soil analysis, and as we are not qualified to comment on soil conditions, we have assumed that there are no contaminants affecting the site. However, a full environmental assessment would be required for greater certainty and any cost of remedy should be deducted from the reported value herein. The sub-soil is assumed to be similar to other lands in the area and suitable in drainage qualities and load bearing capacity.


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INTERNATIONAL

Assessment and Realty Tax Data

As this Parcel is currently part of a larger land holding we have not been able to ascertain a current value assessment nor an appropriate realty tax rate for 2011.

Land Use/Planning Provision

Official Plan	• Business Park (OPA 30) • Designation is intended to provide opportunities for a mix of high quality employment uses and a variety of supporting commercial and community facilities geared to satisfy the needs of residents, business and employees in the town and the region
Land Use Classification (Zoning)	• (H) - Holding Zone, awaiting applications in accordance with the official plan outlines.
Compliance	• The subject property is vacant and is therefore deemed to be in compliance with existing land use regulations.


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LAND USE MAP

ZONING BY-LAW 2213-78

N

WELLINGTON STREET EAST

R1-31

RU-11

(H)

RU-7

RU

RU

RU

RU-7

RU-6

O-13

O-13

R1-31

O-13

RU-3 (iii)

EP-9

O-13

O-13

O-13

RU

RU

BP-4

BP

BP

O-9

404

LOT 20

LOT 19

LOT 18

LOT 17

LOT 16

TOWN OF WHITCHURCH-STOUFFVILLE

RR-10

RR-3

RR-6

CONCESSION 2

CONCESSION 3


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PARCEL "G" PROPERTY DATA

MUNICIPAL ADDRESS

South Side Wellington Street East,
Town of Aurora, Ontario

LEGAL DESCRIPTION

FIRSTLY: PT LOT 20 CON 2(AW), PTS 2,3,4 & 565R30828. S/T EASE OVER PT 4 65R30828 AS IN LT1006650. T/W EASE OVERPT LOTS 18, 19 & 20 CON 2, PTS 1,2,3,4,10,11,12,13,14 & 15 65R26237 AS IN YR390939. S/T EASES OVER PT 3 65R30828 AS IN YR391564. S/T EASE IN FAVOUR OF LTS 18, 19 & 20 CON 2, PTS 3,8,13 & 38 65R26163, OVER PTS 3 & 4 65R30828 AS IN YR391578. T/W EASE OVER PT LT 20 CON 2, PTS 28, 60 & 64 65R26163 AS IN YR391824. S/T EASE IN FAVOUR OF BLK 5 PL65M3436 OVER PT 3 65R30828 AS IN YR391842. S/T EASE IN FAVOUR OF PT LTS 19 & 20 CON 2, PTS 2,11,25,26,27,32,33,34,37,39,40,41,57,62,65,66,67 & 68 65R26163 & BLK4 PL 65M3436 OVER PTS 3 & 4 65R30828 AS IN YR391850. S/T EASE IN FAVOUR OF BLK 3 PL 65M3436 OVER PTS 3 & 4 65R30828 AS IN YR391864. T/W EASE OVER PT LT 20 CON 2, PTS 26,40,65 & 67 65R26163 AS IN YR392341. T/W EASE OVER PT BLK 5 PL 65M3436, PT 47 65R26163 AS IN YR392493. T/W EASE OVER PT BLK 3 PL 65M3436, PTS 42,46 & 69 65R26163 AS IN YR393219; SECONDLY: PT LOTS 19 & 20 CON 2(AW), PTS 2,25,26,27,39,40,41,57,62,65,66,67 & 68 65R26163. T/W EASE OVER PT LT 17 CON 2, PT 3 65R15639 AS IN B11880B. T/W EASE OVER PT LTS 18, 19 & 20 CON 2, PTS 1,2,3,4,10,11,12,13,14 & 15 65R26237 AS IN YR390962. T/W EASE OVER PT LT 20 CON 2, PTS 1,28,29,30,60,61,63,64 & 74 65R26163 AS IN YR391821. T/W EASE OVER PT LT 20 CON 2, PTS 16,18,19,21,22,23 & 56 65R26163 AS IN YR391850. S/T EASE IN FAVOUR OF PT LT 20 CON 2, PTS 14,15,16,17,18,19,20,21,22,23,24,48,49,50,52,53,56,58 & 59 65R26163 & PT 1 65R21504 OVER PTS 26,40,65 & 67 65R26163 AS IN YR392341. S/T EASE IN FAVOUR OF THE CORPORATION



OF THE TOWN OF AURORA OVER PTS 26,40,64 & 67 65R26163 AS IN YR392350. S/T EASE IN FAVOUR OF PT LT 20 CON 2, PTS 1, 12,28,29,30,31,60,61,63,65 & 74 65R26163 OVER PTS 57,62,65,66,67 & 68 65R26163 AS IN YR392371. S/T EASES IN FAVOUR OF PT LT 20 CON 2, PTS 1,12,28,29,30,31,60,61,63,64 & 74 65R26163 OVER PTS 26,40,57,62,65,66,67 & 68 65R26163 AS IN YR392420. S/T EASE IN FAVOUR OF BLK 5 PL 65M3436 OVER PTS 26,40,65 & 67 65R26163 AS IN YR392466. T/W EASE OVER PT BLK 5 PL 65M3436, PT 47 65R26163 AS IN YR392511. T/W EASE OVER PT BLK 2 PL 65M3436, PTS 35,36 & 73 65R26163 & PT BLK 13 PL 65M3436, PT 54 & PT LT 20 CON 2, PT 72 65R26163 AS IN YR392604. T/W EASE OVER PT BLK 3 PL 65M3436, PTS 42,43,46,69 & 70 65R26163 AS IN YR393220. T/W EASE OVER PT BLK 14 PL 65M3436, PTS 55 & 71 65R26163 AS IN YR393256. S/T EASE IN FAVOUR OF BLK 3 PL 65M3436 OVER PTS 2,26,40,65 & 67 65R26163 AS IN YR393543. SUBJECT TO AN EASEMENT OVER PT 1, 65R31816 IN FAVOUR OF PT LT 20 CON 2 (AW), PT 4, 65R15639, EXCEPT PTS 9, 65R20504, PTS 4 & 5, 65R20505 & PTS 2, 3, 4 & 5, 65R30828 AS IN YR1531042 SUBJECT TO AN EASEMENT OVER PTS 2, 4 & 5, 65R31816 IN FAVOUR OF PT LT 20 CON 2 (AW), PT 4, 65R15639, EXCEPT PTS 4, 65R15639, PT 9, 65R20504, PTS 4 & 5, 65R20505 & PTS 2, 3 4 & 5, 65R30828 AS IN YR1531043

Town of Aurora,
Regional Municipality of York

OWNERSHIP AND HISTORY

According to a search of the Toronto Real Estate Board Land Registry Information Services, the property was last transferred to 1207309 ONTARIO INC in May 2009 for a total consideration of $100,000.

Effective Date

The effective date of this valuation is January 19, 2011.

Encumbrances

We are not aware of any easements or rights of way that adversely affect the market value of the subject property.





PROPERTY DESCRIPTION

Parcel "G" is a vacant site located on the southeast corner of Wellington Street East and Stronach Boulevard in the Town of Aurora. The site is rectangular in shape and currently vacant and unimproved. The site has been graded and is at the same elevation as the surrounding roads. Medium density residential development is occurring to the north with low to medium density residential planned for the lands immediately to the east.

Frontage	• The property has frontage of approximately 420 meters along Wellington Street East.
Depth	• Comprises of approximately 250 meters.
Area	• Approximately 16.0 Acres.
Configuration	• Rectangular (see site plan) Subject is Parcel "G".
Services	• Servicing is available at the lot line.
Access	• The property may be accessed from Wellington Street East and Stronach Boulevard.
Title Instruments	• For the purposes of this analysis, any instruments registered against the title(s) to the property are assumed not to have a significant effect on the property's marketability or its market value. For greater certainty a legal opinion should be solicited for a full explanation of the effects of these encumbrances. Additionally, the property has been valued as if free and clear of any financing.
Topography	• The site is at grade with Wellington Street East.
Soil Conditions	• We have not undertaken a detailed soil analysis, and as we are not qualified to comment on soil conditions, we have assumed that there are no contaminants affecting the site nor any abnormal soil conditions. However, a full environmental assessment would be required for certainty and any cost of remedy should be deducted from the reported value herein. The sub-soil is assumed to be similar to other lands in the area and suitable in drainage qualities and load bearing capacity.


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DESCRIPTION OF IMPROVEMENTS

Roads

Wellington Street to the north is a four lane arterial road providing direct access to the site, with Stronach Boulevard also providing access to the site from its southern side.

Services

Municipal services are available along both Stronach Boulevard and Wellington Street East – electrical, natural gas, storm and sanitary sewer, and water services.

Title Instruments

For the purposes of this analysis, any instruments registered against the title(s) to the property are assumed not to have a significant effect on the property's marketability or its market value. For greater certainty, a legal opinion should be solicited for a full explanation of the effects of these encumbrances. Additionally, the property has been valued as if free and clear of any financing. For the purposes of this analysis we assume title is marketable without any encumbrances.

Easements / Restrictions

We are not aware of any easements or rights of way that adversely affect the market value of the subject property, with the exception of the regulations identified in the section on Land Use Regulations within this report. No easements exist which could potentially affect property value, and if in fact any easements were present we would wish to revisit our conclusions accordingly.

Environmental

We have not undertaken a detailed soil analysis, and as we are not qualified to comment on soil conditions, we have assumed that there are no contaminants affecting the site. However, a full environmental assessment would be required for greater certainty and any cost of remedy should be deducted from the reported value herein. The sub-soil is assumed to be similar to other lands in the area and suitable in drainage qualities and load bearing capacity to support the existing development.



Assessment and Realty Tax Data

As this Parcel is currently part of a larger land holding we have not been able to ascertain a current value assessment nor an appropriate realty tax rate for 2011.

Land Use/Planning Provision

Official Plan

- Business Park (OPA 30)
- Designation is intended to provide opportunities for a mix of high quality employment uses and a variety of supporting commercial and community facilities geared generally to satisfying the needs of residents and businesses.

Land Use Classification (Zoning)

- RU-7, Rural General - Exception Zone for uses related to the operations of Magna Inc.
- Permitted uses include convention centre, data processing centre, fitness centre, food processing establishment, industrial use if within a building, hotel, office, research and training facility, printing, media and communications establishment.

Lot Area

- Minimum of 8,000 square meters
- Minimum Lot Frontage of 60 meters

Building Specifications

- Maximum lot coverage of 40%
- Maximum height 30 meters or 7 storeys


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LAND USE MAP

ZONING BY-LAW 2213-78

N
RU
RU-11
(H)
RU-7
RU
RU
RU
RU-7
RU-6
O-13
BP
BP-4
BP
O-9
O-13
R1-31
O-13
RU
RU-3 (iii)
EP-9
O-13
O-13
O-13
404
404
LOT 20
LOT 19
LOT 18
LOT 17
LOT 16
TOWN OF WHITCHURCH-STOUFFVILLE
RU
RR-10
RR-3
RR-6
CONCESSION 2
CONCESSION 3

PARCEL "H" PROPERTY DATA

MUNICIPAL ADDRESS

South Side Wellington Street East,
Town of Aurora, Ontario

LEGAL DESCRIPTION

PT LOT 20 CON 2 (AW) PTS 1,29,30,31 & 74, 65R26163 ; AURORA. T/W EASE OVER PT LTS 18, 19 & 20, CON 2, PTS 1, 2, 3, 4, 10, 11, 12, 13, 14 & 1 5, 65R26237 AS IN YR390976. S/T EASE IN FAVOUR OF BLK 14, 65M3436 OVER PT 30, 65R26163 AS IN YR391725. S/T EASE IN FAVOUR OF PT LTS 18, 19 & 20 CON 2, PTS 3, 8, 13 & 38, 65R26163, OVER PTS 1, 29, 30 & 74, 65R26 163, AS IN YR391749. S/T EASE IN FAVOUR OF BLKS 2 & 13, 65M3436 AND PT LT 20 CON 2, PT 72, 65R26163 OVER PT 30, 65R26163, AS IN YR391803. S/T EASE IN FAVOUR OF PT LTS 19 & 20 CON 2, PTS 2, 11, 25, 26, 27, 32, 33, 34, 37, 39, 40, 41, 57, 62, 65, 66, 67 & 68, 65R26163 AND BLK 4, 65M3436 OVER PTS 1, 29, 30 & 74, 65R26163, AS IN YR391821. T/W EASE OVER PT LT 20 CON 2, PTS 11, 33, 34, 57, 62, 65, 66, 67 & 68, 65R26163 AS IN YR392371. T/W EASE OVER PT LT 20 CON 2, PTS 11, 26, 33, 34, 37, 40, 57, 62, 65, 66, 67 & 68 , 65R26163 AS IN YR392420. T/W EASE OVER PT BLK 2 PL 65M3436, PTS 35, 36 & 73, 65R26163, PT BLK 13, 65M3436, PT 54, 65R26163 AND PT LT 20 CO N 2, PT 72, 65R26163 AS IN YR392603. T/W EASE OVER PT BLK 14 PL 65M343 6, PTS 55 & 71, 65R26163 AS IN YR393316.

Town of Aurora,
Regional Municipality of York

OWNERSHIP AND HISTORY

According to a search of the Toronto Real Estate Board Land Registry Information Services, the property was last transferred to 690364 ONTARIO INC in July 1998 for a total consideration of $0.

Effective Date

The effective date of this valuation is January 19, 2011.

Encumbrances

We are not aware of any easements or rights of way that adversely affect the market value of the subject property.



PROPERTY DESCRIPTION

Parcel "H" is a vacant site located on the south side of Wellington Street East, west of Leslie Street, Aurora. The site is irregular in shape and currently vacant and unimproved. The site has been graded and is at the same elevation as the surrounding roads. Medium to high density residential development is expected to occur to the north side of Wellington Street East in accordance with the Official Plan land use outlines. Parcel "I", also part of the Magna Development Site, is located immediately to the east, separating parcel "H" from Leslie Street. Parcel "I" is expected to undergo the development of a business park in accordance with Official Plan outlines. Parcel "H" has two internal roads (Gold Touch Way) that will accommodate development on both sides of the internal street, and Adena Meadows Way which provides access to this site as well as the golf course and residential lands to the south.

The property is currently designated as Medium-High Density Residential, Low-Medium Density Residential and Linear & Other Open Space under the Official Plan (OPA 30) and is intended for residential uses.

Frontage	• The property has frontage of approximately 700 meters along Wellington Street East.
Depth	• Between 250 meters and 450 meters, varying with the site configurations.
Area	• Approximately 34.0 Acres.
Configuration	• Irregular (see site plan) Subject is Parcel "H".
Services	• Servicing is available at the lot line.
Access	• The property may be accessed from Wellington Street East and Adena Meadows Way.
Title Instruments	• For the purposes of this analysis, any instruments registered against the title(s) to the property are assumed not to have a significant effect on the property's marketability or its market value. For greater certainty a legal opinion should be solicited for a full explanation of the effects of these encumbrances. Additionally, the property has been valued as if free and clear of any financing.



Topography	• The site is at or above grade with Wellington Street East.
Soil Conditions	• We have not undertaken a detailed soil analysis, and as we are not qualified to comment on soil conditions, we have assumed that there are no contaminants affecting the site nor any abnormal soil conditions. However, a full environmental assessment would be required for certainty and any cost of remedy should be deducted from the reported value herein. The sub-soil is assumed to be similar to other lands in the area and suitable in drainage qualities and load bearing capacity.

DESCRIPTION OF IMPROVEMENTS

Roads

Wellington Street to the north is a four lane arterial road. This site has two internal roads, Gold Touch Way - the road that will accommodate development on both sides of the internal street, and Adena Meadows Way, which provides access to this site as well as the golf course and residential lands to the south.

Services

Municipal services are available along both Adena Meadows Way and Wellington Street East – electrical, natural gas, storm and sanitary sewer, and water services.

Title Instruments

For the purposes of this analysis, any instruments registered against the title(s) to the property are assumed not to have a significant effect on the property's marketability or its market value. For greater certainty, a legal opinion should be solicited for a full explanation of the effects of these encumbrances. Additionally, the property has been valued as if free and clear of any financing. For the purposes of this analysis we assume title is marketable without any encumbrances.

Easements / Restrictions

We are not aware of any easements or rights of way that adversely affect the market value of the subject property, with the exception of the regulations identified in the section on Land Use Regulations within this report. No easements exist which could potentially affect property value, and if in fact any easements were present we would wish to revisit our conclusions accordingly.

Environmental

We have not undertaken a detailed soil analysis, and as we are not qualified to comment on soil conditions, we have assumed that there are no contaminants affecting the site. However, a full environmental assessment would be required for greater certainty and any cost of remedy should be deducted from the reported value herein. The sub-soil is assumed to be similar to other lands in the area and suitable in drainage qualities and load bearing capacity to support the existing development.

Assessment and Realty Tax Data

As this Parcel is currently part of a larger land holding we have not been able to ascertain a current value assessment nor an appropriate realty tax rate for 2011.

Land Use/Planning Provision

Official Plan	• Low – Medium Residential (OPA 30) • Designation is intended to provide opportunities for a mix of high quality employment uses and a variety of supporting commercial and community facilities geared to satisfy the needs of residents, business and employees in the town and the region.
Land Use Classification (Zoning)	• RU - Rural
Lot Area	• Minimum of 10 Hectares • Minimum Lot Frontage of 180 meters
Building Specifications	• Maximum lot coverage of 20% • Maximum height 10 meters • Minimum Ground Floor Area 110,000 square feet.
Permitted Uses	• Agricultural uses including farming, soil cultivation and livestock rearing, breeding and raising and training of farm animals and horsed, churches or places of worship, home occupations, horseback riding clubs, farm greenhouses, one single family dwelling including an accessory attached residential dwelling unit occupied by a person employed full time on the farm.
Compliance	• The property is vacant and is therefore assumed to be in compliance with current land use regulations. For greater certainty, written enquiries should be made with the Town of Aurora.



LAND USE MAP

ZONING BY-LAW 2213-78

N
WELLINGTON STREET EAST
R1-31
RU-11
(H) RU-7
RU
RU
RU
RU-7
RU-6
O-13
BP
BP-4
BP
O-9
O-13
R1-31
O-13
RU
RU-3 (iii)
EP-9
O-13
O-13
O-13
LESLIE STREET
RU
RR-10
RR-3
RR-6
404
LOT 20
LOT 19
LOT 18
LOT 17
LOT 16
TOWN OF WHITCHURCH-STOUFFVILLE
CONCESSION 2
CONCESSION 3


Colliers
INTERNATIONAL

PARCEL "I" PROPERTY DATA

MUNICIPAL ADDRESS

Southeast corner of Wellington Street East
And Leslie Street, Aurora

LEGAL DESCRIPTION

PT LOT 20 CON 2 (AW) PTS 1,29,30,31 & 74, 65R26163 ; AURORA. T/W EASE OVER PT LTS 18, 19 & 20, CON 2, PTS 1, 2, 3, 4, 10, 11, 12, 13, 14 & 1 5, 65R26237 AS IN YR390976. S/T EASE IN FAVOUR OF BLK 14, 65M3436 OVER PT 30, 65R26163 AS IN YR391725. S/T EASE IN FAVOUR OF PT LTS 18, 19 & 20 CON 2, PTS 3, 8, 13 & 38, 65R26163, OVER PTS 1, 29, 30 & 74, 65R26 163, AS IN YR391749. S/T EASE IN FAVOUR OF BLKS 2 & 13, 65M3436 AND PT LT 20 CON 2, PT 72, 65R26163 OVER PT 30, 65R26163, AS IN YR391803. S/T EASE IN FAVOUR OF PT LTS 19 & 20 CON 2, PTS 2, 11, 25, 26, 27, 32, 33, 34, 37, 39, 40, 41, 57, 62, 65, 66, 67 & 68, 65R26163 AND BLK 4, 65M3436 OVER PTS 1, 29, 30 & 74, 65R26163, AS IN YR391821. T/W EASE OVER PT LT 20 CON 2, PTS 11, 33, 34, 57, 62, 65, 66, 67 & 68, 65R26163 AS IN YR392371. T/W EASE OVER PT LT 20 CON 2, PTS 11, 26, 33, 34, 37, 40, 57, 62, 65, 66, 67 & 68 , 65R26163 AS IN YR392420. T/W EASE OVER PT BLK 2 PL 65M3436, PTS 35, 36 & 73, 65R26163, PT BLK 13, 65M3436, PT 54, 65R26163 AND PT LT 20 CO N 2, PT 72, 65R26163 AS IN YR392603. T/W EASE OVER PT BLK 14 PL 65M343 6, PTS 55 & 71, 65R26163 AS IN YR393316.

Town of Aurora,
Regional Municipality of York



OWNERSHIP AND HISTORY

According to a search of the Toronto Real Estate Board Land Registry Information Services, the property was last transferred to 690364 ONTARIO INC in July 1998 for a total consideration of $0.

Effective Date

The effective date of this valuation is January 19, 2011.

Encumbrances

We are not aware of any easements or rights of way that adversely affect the market value of the subject property.


Colliers
INTERNATIONAL

PROPERTY DESCRIPTION

Parcel "I" is located on the southwest corner of Wellington Street east and Leslie Street in the Town of Aurora. The property is designated as a Business Park under the Official Plan (OPA 30) and is intended for development to high quality employment uses. Although currently zoned Rural, based upon our understanding, the lands can be rezoned for development as contemplated in the Official Plan. This corner site has excellent exposure to Wellington Street East and Leslie Street. The northeast corner of the site has low-lying topography in comparison to the arterial roads and with a "higher and drier" interior. The southeast corner of the site lies within the Oak Ridge's Moraine. In discussions with the Town of Aurora, this area was likely not to pose a problem with regards to development of the site - it is assumed that less intensive development will occur in this area.

Frontage	• The property has approximately 400 meters of frontage along Wellington Street East and 350 meters of frontage along Leslie Street.
Depth	• Approximately 350 meters.
Area	• Approximately 15 acres.
Configuration	• Irregular (see site plan) Subject is area Parcel "I".
Services	• Municipal services are available along Wellington Street East and Leslie Street.
Access	• Access to the site is available via Wellington Street East and Leslie Street.
Title Instruments	• For the purposes of this analysis, any instruments registered against the title(s) to the property are assumed not to have a significant effect on the property's marketability or its market value. For greater certainty a legal opinion should be solicited for a full explanation of the effects of these encumbrances. Additionally, the property has been valued as if free and clear of any financing.
Topography	• The topography of the site is undulating.
Soil Conditions	• We have not undertaken a detailed soil analysis, and as we are not qualified to comment on soil conditions, we have assumed that there are no contaminants affecting the site nor any abnormal soil conditions. However, a full environmental assessment would be required for certainty and any cost of remedy should be deducted from the reported value herein. The sub-soil is assumed to be similar to other lands in the area and suitable in drainage qualities and load bearing capacity.


Colliers
INTERNATIONAL

DESCRIPTION OF IMPROVEMENTS

Roads

Parcel "I" is located at the southwest corner of Wellington Street East and Leslie Street.

Services

Municipal services are available along the road frontage – electrical, natural gas, storm and sanitary sewer, and water services.

Title Instruments

For the purposes of this analysis, any instruments registered against the title(s) to the property are assumed not to have a significant effect on the property's marketability or its market value. For greater certainty, a legal opinion should be solicited for a full explanation of the effects of these encumbrances. Additionally, the property has been valued as if free and clear of any financing. For the purposes of this analysis we assume title is marketable without any encumbrances.

Easements / Restrictions

We are not aware of any easements or rights of way that adversely affect the market value of the subject property, with the exception of the regulations identified in the section on Land Use Regulations within this report. No easements exist which could potentially affect property value, and if in fact any easements were present we would wish to revisit our conclusions accordingly.

Environmental

We have not undertaken a detailed soil analysis, and as we are not qualified to comment on soil conditions, we have assumed that there are no contaminants affecting the site. However, a full environmental assessment would be required for greater certainty and any cost of remedy should be deducted from the reported value herein. The sub-soil is assumed to be similar to other lands in the area and suitable in drainage qualities and load bearing capacity.


Colliers
INTERNATIONAL

Assessment and Realty Tax Data

The site is vacant and is part of a larger land holding at this location. We have not ascertained an estimate of the current assessment for realty tax purposes nor have we estimated the amount of realty taxes for 2011.

Land Use/Planning Provision

Official Plan	• Business Park (OPA 30) • Designation is intended to provide opportunities for a mix of high quality employment uses and a variety of supporting commercial and community facilities geared generally to satisfying the needs of residents and businesses.
Land Use Classification (Zoning)	• Rural General (RU)
Lot Area	• Minimum of 10 Hectares • Minimum Lot Frontage of 180 meters
Building Specifications	• Maximum lot coverage of 20% • Maximum height 10 meters • Minimum Ground Floor Area 110,000 square feet.
Permitted Uses	• Agricultural uses including farming, soil cultivation and livestock rearing, breeding and raising and training of farm animals and horsed, churches or places of worship, home occupations, horseback riding clubs, farm greenhouses, one single family dwelling including an accessory attached residential dwelling unit occupied by a person employed full time on the farm.
Compliance	• The property is vacant and is therefore assumed to be in compliance with current land use regulations. For greater certainty, written enquiries should be made with the Town of Aurora.



LAND USE MAP

ZONING BY-LAW 2213-78

N

RU-11
(H) RU-7
RU
RU
RU
RU-7
RU-6
O-13
BP
BP-4
BP
O-9
O-13
R1-31
O-13
RU
RU-3 (iii)
EP-9
O-13
O-13
O-13
RU
RR-10
RR-3
RR-6
LOT 20
LOT 19
LOT 18
LOT 17
LOT 16
TOWN OF WHITCHURCH-STOUFFVILLE
404
CONCESSION 2
CONCESSION 3


Colliers
INTERNATIONAL

PARCEL "J" PROPERTY DATA

MUNICIPAL ADDRESS

North Side Wellington Street East
Town of Aurora, Ontario

LEGAL DESCRIPTION

BLOCK 1, PLAN 65M3852, AURORA. T/W EASEMENT OVER PT LOT 20, CONC 2 (AW), PTS 1 & 2, 65R27300 AS IN YR701814. S/T EASEMENT FOR ENTRY AS IN YR 724908.

Town of Aurora,
Regional Municipality of York

OWNERSHIP AND HISTORY

According to a search of the Toronto Real Estate Board Land Registry Information Services, the site was purchased in November, 2005 for a total consideration of $2,753,047 by 1276074 Ontario Inc.

Effective Date

The effective date of this valuation is January 19, 2011.

Encumbrances

We are not aware of any easements or rights of way that adversely affect the market value of the subject property.


Colliers
INTERNATIONAL

PROPERTY DESCRIPTION

Parcel "J" is a vacant plot located north of Wellington Street East, directly opposite Stronach Boulevard, Aurora. The site is regular in shape, comprising of a total of 9 acres of land separated from parcel "K" to the east by Mavrinac Boulevard.

Frontage	• The property has approximately 220 meters of frontage onto Wellington Street East.
Depth	• Approximately 200 meters.
Area	• Approximately 9 acres.
Configuration	• Regular (see site plan) Subject is area Parcel "J".
Services	• Municipal services are available along Wellington Street East.
Access	• Parcel "J" is accessible from Wellington Street East to the south and Mavrinac Boulevard to the east.
Title Instruments	• For the purposes of this analysis, any instruments registered against the title(s) to the property are assumed not to have a significant effect on the property's marketability or its market value. For greater certainty a legal opinion should be solicited for a full explanation of the effects of these encumbrances. Additionally, the property has been valued as if free and clear of any financing.
Topography	• The site is at grade with Wellington Street East.
Soil Conditions	• We have not undertaken a detailed soil analysis, and as we are not qualified to comment on soil conditions, we have assumed that there are no contaminants affecting the site nor any abnormal soil conditions. However, a full environmental assessment would be required for certainty and any cost of remedy should be deducted from the reported value herein. The sub-soil is assumed to be similar to other lands in the area and suitable in drainage qualities and load bearing capacity.



DESCRIPTION OF IMPROVEMENTS

Roads

Parcel "J" has frontage and access from both Wellington Street East and Mavrinac Boulevard.

Services

Municipal services are available along Wellington Street East.

Title Instruments

For the purposes of this analysis, any instruments registered against the title(s) to the property are assumed not to have a significant effect on the property's marketability or its market value. For greater certainty, a legal opinion should be solicited for a full explanation of the effects of these encumbrances. Additionally, the property has been valued as if free and clear of any financing. For the purposes of this analysis we assume title is marketable without any encumbrances.

Easements / Restrictions

We are not aware of any easements or rights of way that adversely affect the market value of the subject property, with the exception of the regulations identified in the section on Land Use Regulations within this report. No easements exist which could potentially affect property value, and if in fact any easements were present we would wish to revisit our conclusions accordingly.

Environmental

We have not undertaken a detailed soil analysis, and as we are not qualified to comment on soil conditions, we have assumed that there are no contaminants affecting the site. However, a full environmental assessment would be required for greater certainty and any cost of remedy should be deducted from the reported value herein. The sub-soil is assumed to be similar to other lands in the area and suitable in drainage qualities and load bearing capacity.


Colliers
INTERNATIONAL

Assessment and Realty Tax Data

The site is vacant and is part of a larger land holding at this location. We have not ascertained an estimate of the current assessment for realty tax purposes nor have we estimated the amount of realty taxes for 2011.

Land Use/Planning Provision

Official Plan	• Business Park (OPA 30) • Designation is intended to provide opportunities for a mix of high quality employment uses and a variety of supporting commercial and community facilities geared generally to satisfying the needs of residents and businesses
Land Use Classification (Zoning)	• (H) - BP-3, Business Park Holding Zone
Lot Area	• Minimum of 3 Hectares • Minimum Lot Frontage of 150 meters
Building Specifications	• Maximum lot coverage of 50% • Maximum height 4 storeys
Permitted Uses	• Business uses including convention centers, data processing, fitness centre, day nursery, office spaces, printing, media or communications establishment or a research and training facility.
Compliance	• The property is vacant and is therefore assumed to be in compliance with current land use regulations. For greater certainty, written enquiries should be made with the Town of Aurora.


Colliers
INTERNATIONAL

LAND USE MAP

ZONING BY-LAW 2213-78

I-16
Zoning to be determined by the OMB in the future.
R6-48
I-15
R2-74
O-9
RU
2404-80
O-6
C1-4
O-16
I-14
EP-15
RR
BP
BP-2
EP
O-9
R2-76
R6-50
R2-79
RU
RU-2
EP-15
(H) R6-53
(H) R6-54
I-19
RU
(H) BP-3
C3-1
RR
C3-1
BAYVIEW AVENUE
LESLIE STREET
WELLINGTON STREET EAST
R2-78
R2-76
CONCESSION 2
CONC





PARCEL "K" PROPERTY DATA

MUNICIPAL ADDRESS

North Side Wellington Street East
Town of Aurora, Ontario

LEGAL DESCRIPTION

BLOCK 2 PLANS 65M3852, AURORA. S/T EASE IN GROSS OVER PTS 3, 4 & 5 65R 28354 AS IN YR701746. S/T EASEMENT FOR ENTRY AS IN YR724909

Town of Aurora,
Regional Municipality of York

OWNERSHIP AND HISTORY

According to a search of the Toronto Real Estate Board Land Registry Information Services, the site was purchased in November 2005 for a total consideration of $2,747,571 by 1276074 Ontario Inc.

Effective Date

The effective date of this valuation is January 19, 2011.

Encumbrances

We are not aware of any easements or rights of way that adversely affect the market value of the subject property.


Colliers
INTERNATIONAL

PROPERTY DESCRIPTION

Parcel "K" is a vacant plot located north of Wellington Street East, directly opposite Stronach Boulevard, in the Town of Aurora. The site is regular in shape, comprising of a total of 8 acres of land separated from parcel "J", located to its direct west by Mavrinac Boulevard.

Frontage	• The property has approximately 200 meters of frontage onto Wellington Street East.
Depth	• Approximately 200 meters.
Area	• Approximately 8 acres.
Configuration	• Regular (see site plan) Subject is area Parcel "K".
Services	• Municipal services are available along Wellington Street East.
Access	• Parcel "K" is accessible from Wellington Street East to the south and Mavrinac Boulevard to the west.
Title Instruments	• For the purposes of this analysis, any instruments registered against the title(s) to the property are assumed not to have a significant effect on the property's marketability or its market value. For greater certainty a legal opinion should be solicited for a full explanation of the effects of these encumbrances. Additionally, the property has been valued as if free and clear of any financing.
Topography	• The site is at grade with Wellington Street East.
Soil Conditions	• We have not undertaken a detailed soil analysis, and as we are not qualified to comment on soil conditions, we have assumed that there are no contaminants affecting the site nor any abnormal soil conditions. However, a full environmental assessment would be required for certainty and any cost of remedy should be deducted from the reported value herein. The sub-soil is assumed to be similar to other lands in the area and suitable in drainage qualities and load bearing capacity.


Colliers
INTERNATIONAL

DESCRIPTION OF IMPROVEMENTS

Roads

Parcel "K" has frontage and access from both Wellington Street East and Mavrinac Boulevard.

Services

Municipal services are available along Wellington Street East.

Title Instruments

For the purposes of this analysis, any instruments registered against the title(s) to the property are assumed not to have a significant effect on the property's marketability or its market value. For greater certainty, a legal opinion should be solicited for a full explanation of the effects of these encumbrances. Additionally, the property has been valued as if free and clear of any financing. For the purposes of this analysis we assume title is marketable without any encumbrances.

Easements / Restrictions

We are not aware of any easements or rights of way that adversely affect the market value of the subject property, with the exception of the regulations identified in the section on Land Use Regulations within this report. No easements exist which could potentially affect property value, and if in fact any easements were present we would wish to revisit our conclusions accordingly.

Environmental

We have not undertaken a detailed soil analysis, and as we are not qualified to comment on soil conditions, we have assumed that there are no contaminants affecting the site. However, a full environmental assessment would be required for greater certainty and any cost of remedy should be deducted from the reported value herein. The sub-soil is assumed to be similar to other lands in the area and suitable in drainage qualities and load bearing capacity.



Assessment and Realty Tax Data

The site is vacant and is part of a larger land holding at this location. We have not ascertained an estimate of the current assessment for realty tax purposes nor have we estimated the amount of realty taxes for 2011.

Land Use/Planning Provision

Official Plan	• Business Park (OPA 30) • Designation is intended to provide opportunities for a mix of high quality employment uses and a variety of supporting commercial and community facilities geared generally to satisfying the needs of residents and businesses
Land Use Classification (Zoning)	• (H) - BP-3, Business Park Holding Zone
Lot Area	• Minimum of 3 Hectares • Minimum Lot Frontage of 150 meters
Building Specifications	• Maximum lot coverage of 50% • Maximum height 4 storeys
Permitted Uses	• Business uses including convention centers, data processing, fitness centre, day nursery, office spaces, printing, media or communications establishment or a research and training facility.
Compliance	• The property is vacant and is therefore assumed to be in compliance with current land use regulations. For greater certainty, written enquiries should be made with the Town of Aurora.


Colliers
INTERNATIONAL

LAND USE MAP

ZONING BY-LAW 2213-78


O-9
RU
I-16
R2-74
O-9
Zoning to be determined by the OMB in the future.
R6-48
I-15
R2-74
O-6
2404-80
C1-4
BAYVIEW AVENUE
R6-48
O-16
R2-74
R2-72
R2-71
RR
BP
BP-2
EP-15
I-14
R2-74
R2-72
O-9
EP
O-9
R2-74
R2-71
R2-78
R2-79
RU
RU-2
O-9
R6-50
R2-79
R2-76
EP-15
EP-15
(H) R6-53
I-19
RU
(H) EP-3
(H) R6-54
I-19
C3-1
RR
C3-1
R2-78
R2-76
WELLINGTON STREET EAST
CONCESSION 2
CONC
LESLIE STREET


Colliers
INTERNATIONAL

PARCEL "L" PROPERTY DATA

MUNICIPAL ADDRESS

North Side Wellington Street East
Town of Aurora, Ontario

LEGAL DESCRIPTION

PT LT 21, CON 2 (AW) PT 4 65R26507, AURORA.

Town of Aurora,
Regional Municipality of York

OWNERSHIP AND HISTORY

According to a search of the Toronto Real Estate Board Land Registry Information Services, the site was purchased in November, 2005 for a total consideration of $5,545,813 by 1276074 Ontario Inc.

Effective Date

The effective date of this valuation is January 19, 2011.

Encumbrances

We are not aware of any easements or rights of way that adversely affect the market value of the subject property.



PROPERTY DESCRIPTION

Parcel "L" is a vacant plot located north of Wellington Street East, directly opposite the proposed residential parcel "H", Aurora. The site is irregular in shape, separated from parcel "M" to the north by a valley within the soil topography.

Frontage	• The property has approximately 700 meters of frontage onto Wellington Street East.
Depth	• Approximately 250 meters on average.
Area	• Approximately 19 acres.
Configuration	• Irregular (see site plan) Subject is area Parcel "L".
Services	• Municipal services are available along Wellington Street East.
Access	• Parcel "L" is accessible from Wellington Street East
Title Instruments	• For the purposes of this analysis, any instruments registered against the title(s) to the property are assumed not to have a significant effect on the property's marketability or its market value. For greater certainty a legal opinion should be solicited for a full explanation of the effects of these encumbrances. Additionally, the property has been valued as if free and clear of any financing.
Topography	• The site is at grade with Wellington Street East with the exception of the northern tip of the site, a small portion of which is entering the valley separating the parcel from plot "M".
Soil Conditions	• We have not undertaken a detailed soil analysis, and as we are not qualified to comment on soil conditions, we have assumed that there are no contaminants affecting the site nor any abnormal soil conditions. However, a full environmental assessment would be required for certainty and any cost of remedy should be deducted from the reported value herein. The sub-soil is assumed to be similar to other lands in the area and suitable in drainage qualities and load bearing capacity.


Colliers
INTERNATIONAL

DESCRIPTION OF IMPROVEMENTS

Roads

Parcel "L" has frontage onto both Wellington Street East.

Services

Municipal services are available along Wellington Street East.

Title Instruments

For the purposes of this analysis, any instruments registered against the title(s) to the property are assumed not to have a significant effect on the property's marketability or its market value. For greater certainty, a legal opinion should be solicited for a full explanation of the effects of these encumbrances. Additionally, the property has been valued as if free and clear of any financing. For the purposes of this analysis we assume title is marketable without any encumbrances.

Easements / Restrictions

We are not aware of any easements or rights of way that adversely affect the market value of the subject property, with the exception of the regulations identified in the section on Land Use Regulations within this report. No easements exist which could potentially affect property value, and if in fact any easements were present we would wish to revisit our conclusions accordingly.

Environmental

We have not undertaken a detailed soil analysis, and as we are not qualified to comment on soil conditions, we have assumed that there are no contaminants affecting the site. However, a full environmental assessment would be required for greater certainty and any cost of remedy should be deducted from the reported value herein. The sub-soil is assumed to be similar to other lands in the area and suitable in drainage qualities and load bearing capacity.



Assessment and Realty Tax Data

The site is vacant and is part of a larger land holding at this location. We have not ascertained an estimate of the current assessment for realty tax purposes nor have we estimated the amount of realty taxes for 2011.

Land Use/Planning Provision

Official Plan	• Medium-High Density Residential (OPA 30) • Designation is intended to accommodate a variety of residential uses, including stacked townhouses, terrace houses, maisonettes, and garden apartments. • The subject property is outside the Oak Ridge's Moraine Planning Boundary (Ontario MNR, 1991).
Land Use Classification (Zoning)	• (H) - R6 - 53/54 Row Dwellings
Lot Area	• Minimum of 250 square meters per dwelling • Minimum Lot Frontage of 6 meters per dwelling
Building Specifications	• Maximum lot coverage of 60% • Minimum floor area - 75 sq. meters. • Maximum building height – 11 meters
Permitted Uses	• Row housing
Compliance	• The site is currently vacant and we therefore believe it to be in compliance with current land use regulations. For greater certainty, written enquiries should be made with the Town of Aurora.


Colliers
INTERNATIONAL

LAND USE MAP

ZONING BY-LAW 2213-78


O-9
RU
I-16
Zoning to be determined by the OMB in the future.
R6-48
I-15
2404-80
O-6
C1-4
O-16
EP-15
RR
BP
BP-2
I-14
O-9
EP
RU
RU-2
R6-50
R2-79
EP-15
(H) R6-53
(H) BP-3
(H) R6-54
I-19
RU
C3-1
RR
R2-78
R2-76
WELLINGTON STREET EAST
CONCESSION 2
LESLIE STREET
BAYVIEW AVENUE


Colliers
INTERNATIONAL

PARCEL "M" PROPERTY DATA

MUNICIPAL ADDRESS

North Side Wellington Street East
Town of Aurora, Ontario

LEGAL DESCRIPTION

PT LT 21, CON 2 (AW) PT 4 65R26507, AURORA
Town of Aurora,
Regional Municipality of York

OWNERSHIP AND HISTORY

According to a search of the Toronto Real Estate Board Land Registry Information Services, the site was purchased in November, 2005 for a total consideration of $5,545,813 by 1276074 ONTARIO INC.

Effective Date

The effective date of this valuation is January 19, 2011.

Encumbrances

We are not aware of any easements or rights of way that adversely affect the market value of the subject property.


Colliers
INTERNATIONAL

PROPERTY DESCRIPTION

Parcel "M" is a vacant plot of potential residential development land, located north of Wellington Street East, north of parcel "L".

Frontage	• The property has no road frontage.
Depth	• Approximately 350 meters.
Area	• Approximately 20 acres.
Configuration	• Irregular (see site plan) Subject is area Parcel "M".
Services	• Municipal services are currently unavailable at the site.
Access	• The site has no current road frontage and would need access through an adjoining property to the south.
Title Instruments	• For the purposes of this analysis, any instruments registered against the title(s) to the property are assumed not to have a significant effect on the property's marketability or its market value. For greater certainty a legal opinion should be solicited for a full explanation of the effects of these encumbrances. Additionally, the property has been valued as if free and clear of any financing.
Topography	• The site is undulating in its topography.
Soil Conditions	• We have not undertaken a detailed soil analysis, and as we are not qualified to comment on soil conditions, we have assumed that there are no contaminants affecting the site nor any abnormal soil conditions. However, a full environmental assessment would be required for certainty and any cost of remedy should be deducted from the reported value herein. The sub-soil is assumed to be similar to other lands in the area and suitable in drainage qualities and load bearing capacity.


Colliers
INTERNATIONAL

DESCRIPTION OF IMPROVEMENTS

Roads

The site has no current road frontage and would need access through an adjoining property to the south, parcel "L".

Services

Municipal services are currently unavailable upon the site.

Title Instruments

For the purposes of this analysis, any instruments registered against the title(s) to the property are assumed not to have a significant effect on the property's marketability or its market value. For greater certainty, a legal opinion should be solicited for a full explanation of the effects of these encumbrances. Additionally, the property has been valued as if free and clear of any financing. For the purposes of this analysis we assume title is marketable without any encumbrances.

Easements / Restrictions

We are not aware of any easements or rights of way that adversely affect the market value of the subject property, with the exception of the regulations identified in the section on Land Use Regulations within this report. No easements exist which could potentially affect property value, and if in fact any easements were present we would wish to revisit our conclusions accordingly.

Environmental

We have not undertaken a detailed soil analysis, and as we are not qualified to comment on soil conditions, we have assumed that there are no contaminants affecting the site. However, a full environmental assessment would be required for greater certainty and any cost of remedy should be deducted from the reported value herein. The sub-soil is assumed to be similar to other lands in the area and suitable in drainage qualities and load bearing capacity.


Colliers
INTERNATIONAL

Assessment and Realty Tax Data

The site is vacant and is part of a larger land holding at this location. We have not ascertained an estimate of the current assessment for realty tax purposes nor have we estimated the amount of realty taxes for 2011.

Land Use/Planning Provision

Official Plan	• Medium – High Density Residential (OPA 30) • Designation is intended to accommodate a variety of residential uses, including stacked townhouses, terrace houses, maisonettes, and garden apartments • The subject property is outside the Oak Ridge's Moraine Planning Boundary (Ontario MNR, 1991).
Land Use Classification (Zoning)	• Rural General (RU)
Lot Area	• Minimum of 10 Hectares • Minimum Lot Frontage of 180 meters
Building Specifications	• Maximum lot coverage of 20% • Maximum height 10 meters • Minimum Ground Floor Area 110,000 square feet.
Permitted Uses	• Agricultural uses including farming, soil cultivation and livestock rearing, breeding and raising and training of farm animals and horsed, churches or places of worship, home occupations, horseback riding clubs, farm greenhouses, one single family dwelling including an accessory attached residential dwelling unit occupied by a person employed full time on the farm.
Compliance	• The property is vacant and is therefore assumed to be in compliance with current land use regulations. For greater certainty, written enquiries should be made with the Town of Aurora.


Colliers
INTERNATIONAL

LAND USE MAP

ZONING BY-LAW 2213-78


O-9
RU
I-16
Zoning to be determined by the OMB in the future.
R2-74
R6-48
I-15
O-9
R2-53
R2-73
O-6
2404-80
LESLIE STR
C1-4
R2-72
R2-71
O-16
I-14
EP-15
RR
BP
BP-2
EP
BAYVIEW AVENUE
O-9
R2-76
R6-50
R2-79
RU
RU-2
(H) BP-3
EP-15
(H) R6-53
(H) R6-54
I-19
C3-1
R2-78
WELLINGTON STREET EAST




Colliers
INTERNATIONAL

NEWPARK BOULEVARD LANDS (NEWMARKET SPECTRUM) - PROPERTY DATA

MUNICIPAL ADDRESS

Newpark Boulevard
Newmarket
Ontario

LEGAL DESCRIPTION

PCL 2-1 SEC 65M2559; BLK 2 PL 65M2559 PTS 12, 13, 14, 15 AND 16 65R16 308, EXCEPT PT 5 65R16330, PTS 4 TO 7 65R18532; T/W PT BLK 1 PL 65M2559 PTS 6, 7 65R16330 AS IN LT934594 (S/T R362680, LT904273, LT934578) T/W PT BLK 2, PL 65M2559, PTS 10, 11, 30, 31 & 32, 65R16308 AS IN LT934594; T/W PT BLK 1, PL 65M2559, PT 29, 65R16308 (SUBJECT TO R362680, LT904273, LT934578) ; S/T LT1119860,LT934583,LT946270,R393202, R394880 NEWMARKET (AMENDED 99/09/20 AT 8:53. S. HOULAHAN)

PART BLOCK 1 ON PLAN 65M2559 DESIGNATED AS PARTS 17, 18, 33 AND 43 PLAN 65R16308 SAVE AND EXCEPT PARTS 2 AND 3 PLAN 65R18532; SAVE AND EXCEPT PARTS 6 AND 7 PLAN 65R16330; SAVE AND EXCEPT PART 1 PLAN 65R19630; S/T LT934583, LT989926, R393202; (EXCLUDING THE BENEFIT OF INTERESTS IN LT934594 AND LT1188095); NEWMARKET

Town of Newarket,
Regional Municipality of York




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OWNERSHIP AND HISTORY

According to a search of the Toronto Real Estate Board Land Registry Information Services, the site was purchased in August 2003 as two separate plots, north and south of Newpark Boulevard. Purchased by 1354028 Ontario Ltd the plots exchanged for a combined consideration of $4, a figured assumed to be representative of an internal transfer and not true market value.

Effective Date

The effective date of this valuation is January 19, 2011.

Encumbrances

We are not aware of any easements or rights of way that adversely affect the market value of the subject property.



PROPERTY DESCRIPTION

The site comprises of a 31.77 acre plot of vacant land located to the north and south of Newpark Boulevard within the Township of Newmarket. Located within an established residential neighborhood the Township of Newmarket Official Plan has outlined the site as suitable for emerging residential development. Currently listed as a transitional zone within the 2010 zoning by-law, residential development would be assumed appropriate for the site providing the appropriate zoning applications are submitted in accordance with the official plan outlines.

Frontage	• The property has approximately 220 meters frontage on Newpark Boulevard.
Depth	• Approximately 380 meters.
Area	• Approximately 31.77 acres.
Configuration	• Regular
Services	• Municipal services are available along Newpark Boulevard.
Access	• The site is accessible from Newpark Boulevard, an east-west running cul-de-sac connecting the subject with Bayview Avenue.
Title Instruments	• For the purposes of this analysis, any instruments registered against the title(s) to the property are assumed not to have a significant effect on the property's marketability or its market value. For greater certainty a legal opinion should be solicited for a full explanation of the effects of these encumbrances. Additionally, the property has been valued as if free and clear of any financing.
Topography	• The site is at grade with Newpark Boulevard.
Soil Conditions	• We have not undertaken a detailed soil analysis, and as we are not qualified to comment on soil conditions, we have assumed that there are no contaminants affecting the site nor any abnormal soil conditions. However, a full environmental assessment would be required for certainty and any cost of remedy should be deducted from the reported value herein. The sub-soil is assumed to be similar to other lands in the area and suitable in drainage qualities and load bearing capacity.


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DESCRIPTION OF IMPROVEMENTS

Roads

The site is accessible from Newpark Boulevard, an east-west running cul-de-sac connecting the subject with Bayview Avenue.

Services

Municipal services are available along Newpark Boulevard.

Title Instruments

For the purposes of this analysis, any instruments registered against the title(s) to the property are assumed not to have a significant effect on the property's marketability or its market value. For greater certainty, a legal opinion should be solicited for a full explanation of the effects of these encumbrances. Additionally, the property has been valued as if free and clear of any financing. For the purposes of this analysis we assume title is marketable without any encumbrances.

Easements / Restrictions

We are not aware of any easements or rights of way that adversely affect the market value of the subject property, with the exception of the regulations identified in the section on Land Use Regulations within this report. No easements exist which could potentially affect property value, and if in fact any easements were present we would wish to revisit our conclusions accordingly.

Environmental

We have not undertaken a detailed soil analysis, and as we are not qualified to comment on soil conditions, we have assumed that there are no contaminants affecting the site. However, a full environmental assessment would be required for greater certainty and any cost of remedy should be deducted from the reported value herein. The sub-soil is assumed to be similar to other lands in the area and suitable in drainage qualities and load bearing capacity.


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Assessment and Realty Tax Data

The site is vacant and part of a larger land holding at this location, in establishing the combined 2008 assessed value of both plots within the site a total assessment value of $4,308,000 has been established.

Land Use/Planning Provision

Official Plan	• Emerging Residential
Land Use Classification (Zoning)	• TR- Transitional Zone • Designation permits only the existing use of land, buildings and structures upon the site. Until appropriate re-zoning applications have been submitted and approved in accordance with the Township of Newmarket Official Plan, no new buildings or uses may be established.
Permitted Uses	• The Transitional Zone classification permits only the existing uses upon the site, in this case the subject shall remain vacant and unimproved until the appropriate re-zoning applications have been submitted and approved.
Compliance	• The property is vacant and is therefore assumed to be in compliance with current land use regulations. For greater certainty, written enquiries should be made with the Township of Newmarket.



LAND USE MAP

MAP 19 – SCHEDULE “A” BY-LAW NO. 2010-40




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MARKET OVERVIEW

Q3 10 CANADIAN ECONOMIC OVERVIEW

The Canadian economy was deeply impacted by the global recession in recent years. In 2010, The country began its post-recession recovery and has so far seen much improvement in economic conditions across major industries. The statistics detailed below summarize the current Canadian market based on information provided by the Conference Board of Canada and Statistics Canada.

Real GDP Growth


4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
-3.0%
% Change
2007 2008 2009 2010 2011 2012 2013 2014

Real Gross Domestic Products (GDP) in Canada fell 2.5% in 2009 after years of positive growth. As economic conditions begin to improve worldwide, Canada's GDP is forecast to grow by 3.6% in 2010 and 2.9% in 2011. These figures suggest a strong post-recession rebound.

Employment


3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
-0.5%
-1.0%
-1.5%
-2.0%
% Change
2007 2008 2009 2010 2011 2012 2013 2014

2008 saw total employment in Canada peak at 17.121 million, but annual growth began to weaken. Employment in 2009 declined to 16.849 million, 1.6% less than 2008. 2010 is projected to end with a 1.7% growth in employment, bringing the total to 17.129 million. Another 2.3% increase is forecast for 2011.


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Unemployment


9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Unemployment Rate
2007
2008
2009
2010
2011
2012
2013
2014

Canada reported an unemployment rate of 8.3% at the end of 2009, 2.2% higher than the prior year. This figure is expected to decline to 8.0% in 2010 and 7.4% in 2011. By 2014, Canada's unemployment rate is forecast to return to pre-recession levels.

Personal Income


$50,000
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
per capita Income
2007
2008
2009
2010
2011
2012
2013
2014

Canada's personal income per capita declined from $36,803 in 2008 to $36,462 in 2009. As economic conditions continue to improve, income per capita is forecast to increase to $37,597 in 2010 and $43,254 by 2014.

Population Growth


1.20%
1.15%
1.10%
1.05%
1.00%
0.95%
0.90%
% Change
2007
2008
2009
2010
2011
2012
2013
2014

The Canadian population at the end of 2009 was 33.690 million, a 1.2% increase from the prior year. The majority of the population increase can be attributed to international immigration and non-permanent residency. The Canadian population is expected to increase to 34.065 billion by the end of 2010 and reach 35.586 million in 2014.


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Retail Sales


$15,000
$14,500
$14,000
$13,500
$13,000
$12,500
$12,000
$11,500
$11,000
per capita
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
% Change
2007
2009
2011
2013

Retail spending in Canada decreased during the recession due to reduced employment and disposable income levels. Retail sales totalled $415.4 billion at the end of 2009, 2.6% lower than the prior year. By the end of 2010, retail sales are projected to bounce back with an increase of 7.0% over last year.

Consumer Price Index


3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
% Change
2007 2008 2009 2010 2011 2012 2013 2014

The national Consumer Price Index (CPI) experienced a marginal increase of 0.3% in 2009 over the prior year. CPI is forecast to grow by 2.2% in 2010 and 2.7% in 2011, thus returning to levels similar to those seen prior to the recession.

Housing Starts


30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
-50.0%
% Change
2007 2008 2009 2010 2011 2012 2013 2014

Housing starts in Canada totalled 149,100 in 2009, including 75,700 single-family starts and 73,400 multi-family starts. These figures represent a 41.6% decrease from 2008. By year-end 2010, housing starts are forecast to rebound to 188,500, a 20.9% increase from 2009.

Summary

The Canadian economy experienced steep setbacks in 2009 as the impact of the global recession was felt across the country and across industries. The economy is now undergoing a period of recovery as improving economic conditions; rising commodity prices and growing consumer confidence offer a much more optimistic outlook on the future.


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Q3 10 ONTARIO ECONOMIC OVERVIEW

Ontario began its post-recession recovery in 2010 and has so far seen much improvement in its economic conditions. The information included below, sourced from the Conference Board of Canada and Statistics Canada, provides key statistics on the provincial economy.

Real GDP Growth


5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
-3.0%
-4.0%
% Change
2007
2008
2009
2010
2011
2012
2013
2014
Canada
Ontario

Real Gross Domestic Product (GDP) shrank by 3.1% in 2009, marginally above the 2.5% decline reported nationally. Due to an anticipated rise in economic activities across major industries, Ontario's GDP is forecast to increase by 4.5% in 2010 and 3.0% in 2011.

Employment


4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
-3.0%
% Change
2007
2008
2009
2010
2011
2012
2013
2014
Canada
Ontario

Employment in Ontario totaled approximately 6.527 million in 2009, a 2.4% decline from the year before. Due to renewed economic conditions in the province and nationwide, employment is forecast to rebound with an increase of 1.9% by the end of 2010 and another 2.8% growth in 2011.


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Unemployment


10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Unemployment Rate
2007 2008 2009 2010 2011 2012 2013 2014
Canada Ontario

Ontario reported an unemployment rate of 9.0% at the end of 2009, 2.5% higher than 2008 and 0.7% above the national average. This figure is expected to fall marginally to 8.6% at the end of 2010 and reach 7.8% in 2011. Unemployment rate in Ontario is expected to fall below pre-recession levels by 2013.

Personal Income


$50,000
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
per capita Income
2007 2008 2009 2010 2011 2012 2013 2014
Canada Ontario

Personal income per capita shrank 1.5% in Ontario from $37,229 in 2008 to $36,666 in 2009. This is approximately 0.6% above the national average. By the end of 2010, personal income is forecast to rise to $38,052 and reach $43,770 by 2014.

Population Growth


1.6%
1.4%
1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
% Cahnge
2007 2008 2009 2010 2011 2012 2013 2014
Canada Ontario

Ontario's population was estimated at 13.052 million at the end of 2009. This represents an increase of 1.0% from the previous year. The province's population growth is expected to remain at 1.0% in 2010 and stabilize between 1.2% and 1.4% in the subsequent years.




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Retail Sales


$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
per capita
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
% Change
2007 2008 2009 2010 2011 2012 2013 2014
Canada Ontario

Provincial retail sales totaled $147.920 billion in 2009, representing a 2.5% decline from the prior year. Retail sales are forecast to increase 7.5% to $159.044 billion by the end of 2010 and another 5.6% to $167.997 billion in 2011.

Consumer Price Index


3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
% Change
2007 2008 2009 2010 2011 2012 2013 2014
Canada Ontario

Unlike many other provinces in Canada, Ontario's Consumer Price Index (CPI) increased marginally by 0.4% in 2009 compared to the previous year. The province's CPI is forecast to increase by 3.0% in 2010 and 2.7% in 2011.

Housing Starts


30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
-50.0%
% Change
2007 2008 2009 2010 2011 2012 2013 2014
Canada Ontario

Single-family and multi-family housing starts both dropped significantly in Ontario during 2009. Overall housing starts declined 33.0% compared to the prior year. Housing starts in the province are forecast to grow by 26.4% in 2010 and 12.7% in 2011, after which the speed of growth is expected to slow down.


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APPENDICES




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APPENDIX A

CONTINGENT AND LIMITING CONDITIONS




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CONTINGENT AND LIMITING CONDITIONS

1. This report has been prepared at the request of MR. JOHN MEDLAND, VICE PRESIDENT OF BLAIR FRANKLIN CAPITAL PARTNERS INC. for the purpose of providing an estimate of the market value of MAGNA LANDS, identified on the enclosed site plan in the Town of AURORA, ONTARIO. It is not reasonable for any person other than the person or those persons to whom this report is addressed to rely upon this appraisal without first obtaining written authorization from MR. JOHN MEDLAND and the author of this report. This report has been prepared on the assumption that no other person will rely on it for any other purpose and all liability to all such persons is denied.
2. This report has been prepared at the request of MR. JOHN MEDLAND, VICE PRESIDENT OF BLAIR FRANKLIN CAPITAL PARTNERS INC. and for the exclusive (and confidential) use of the recipient as named herein and for the specific purpose and function as stated herein. All copyright is reserved to the author and this report is considered confidential by the author and MR. JOHN MEDLAND. Possession of this report, or a copy thereof, does not carry with it the right to reproduction or publication in any manner, in whole or in part, nor may it be disclosed, quoted from or referred to in any manner, in whole or in part, without the prior written consent and approval of the author as to the purpose, form and content of any such disclosure, quotation or reference. Without limiting the generality of the foregoing, neither all nor any part of the contents of this report shall be disseminated or otherwise conveyed to the public in any manner whatsoever or through any media whatsoever or disclosed, quoted from or referred to in any report, financial statement, prospectus, or offering memorandum of the client, or in any documents filed with any governmental agency without the prior written consent and approval of the author as to the purpose, form and content of such dissemination, disclosure, quotation or reference.
3. The estimated market value of the real estate, which is the object of this appraisal pertains to the value of the fee simple interest in the real property. The property rights appraised herein exclude mineral rights, if any.
4. The concept of market value presumes reasonable exposure. The exposure period is the estimated length of time the asset being valued would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of valuation. The overall concept of reasonable exposure encompasses not only adequate, sufficient and reasonable time but also adequate, sufficient and reasonable effort. The reasonable exposure period is a function not only of time and effort, but will depend on the type of asset being valued, the state of the market at the date of valuation and the level at which the asset is priced. (The estimated length of the exposure period needed to achieve the estimated market value is set forth in the Letter of Transmittal, prefacing this report).
5. The estimate of value contained in this report is founded upon a thorough and diligent examination and analysis of information gathered and obtained from numerous sources. Certain information has been accepted at face value, especially if there was no reason to doubt its accuracy. Other empirical data required





interpretative analysis pursuant to the objective of this appraisal. Certain inquiries were outside the scope of this mandate. For these reasons, the analyses, opinions and conclusions contained in this report are subject to the following Contingent and Limiting conditions.

6. The property has been valued on the basis that title to the real estate herein appraised is good and marketable.

7. The author of this report is not qualified to comment on environmental issues that may affect the market value of the property appraised, including but not limited to pollution or contamination of land, buildings, water, groundwater or air. Unless expressly stated, the property is assumed to be free and clear of pollutants and contaminants, including but not limited to moulds or mildews or the conditions that might give rise to either, and in compliance with all regulatory environmental requirements, government, or otherwise, and free of any environmental condition, past, present or future, that might affect the market value of the property appraised. If the party relying on this report requires information about environmental issues then that party is cautioned to retain an expert qualified in such issues. We expressly deny any legal liability relating to the effect of environmental issues on the market value of the property appraised.

8. The legal description of the property and the area of the site were obtained from MPAC and Magna International Developments. Further, the plans and sketches contained in this report are included solely to aid the recipient in visualizing the location of the property, the configuration and boundaries of the site and the relative position of the improvements on the said lands.

9. The property has been valued on the basis that the real estate is free and clear of all value influencing encumbrances, encroachments, restrictions or covenants except as may be noted in this report and that there are no pledges, charges, liens or special assessments outstanding against the property other than as stated and described herein.

10. The property has been valued on the basis that there are no outstanding liabilities except as expressly noted herein, pursuant to any agreement with a municipal or other government authority, pursuant to any contract or agreement pertaining to the ownership and operation of the real estate or pursuant to any lease or agreement to lease, which may affect the stated value or saleability of the subject property or any portion thereof.

11. The interpretation of the leases and other contractual agreements, pertaining to the operation and ownership of the property, as expressed herein, is solely the opinion of the author and should not be construed as a legal interpretation. Further, the summaries of these contractual agreements are presented for the sole purpose of giving the reader an overview of the salient facts thereof.

12. The property has been valued on the basis that the real estate complies in all material respects with any restrictive covenants affecting the site and has been built and is occupied and being operated, in all material respects, in full compliance with all requirements of law, including all zoning, land use classification, building, planning, fire and health by-laws, rules, regulations, orders and codes of all federal, provincial, regional and municipal governmental authorities having jurisdiction with respect thereto. (It is recognized there may be





work orders or other notices of violation of law outstanding with respect to the real estate and that there may be certain requirements of law preventing occupancy of the real estate as described in this report. However, such circumstances have not been accounted for in the appraisal process).

13. Investigations have been undertaken in respect of matters, which regulate the use of land. However, no inquiries have been placed with the fire department, the building inspector, the health department or any other government regulatory agency, unless such investigations are expressly represented to have been made in this report. The subject property must comply with such regulations and, if it does not comply, its non-compliance may affect the market value of this property. To be certain of such compliance, further investigations may be necessary.

14. The property has been valued on the basis that there is no action, suit, proceeding or investigation pending or threatened against the real estate or affecting the titular owners of the property, at law or in equity or before or by any federal, provincial or municipal department, commission, board, bureau, agency or instrumentality which may adversely influence the value of the real estate herein appraised.

15. The data and statistical information contained herein were gathered from reliable sources and are believed to be correct. However, these data are not guaranteed for accuracy, even though every attempt has been made to verify the authenticity of this information as much as possible.

16. The estimated market value of the property does not necessarily represent the value of the underlying shares, if the asset is so held, as the value of the share could be affected by other considerations. Further, the estimated market value does not include consideration of any extraordinary financing, rental or income guarantees, special tax considerations or any other atypical benefits which may influence the ordinary market value of the property, unless the effects of such special conditions, and the extent of any special value that may arise there from, have been described and measured in this report.

17. Should title to the real estate presently be held (or changed to a holding) by a partnership, in a joint venture, through a Co-tenancy arrangement or by any other form of divisional ownership, the value of any fractional interest associated therewith may be more or less than the percentage of ownership appearing in the contractual agreement pertaining to the structure of such divisional ownership. For the purposes of our valuation, we have not made any adjustment for the value of a fractional interest.

18. In the event of syndication, the aggregate value of the limited partnership interests may be greater than the value of the freehold or fee simple interest in the real estate, by reason of the possible contributory value of non-realty interests or benefits such as provision for tax shelter, potential for capital appreciation, special investment privileges, particular occupancy and income guarantees, special financing or extraordinary agreements for management services.

19. Unless otherwise noted, the estimated market value of the property referred to herein is predicated upon the condition that it would be sold on a cash basis to the vendor subject to any contractual agreements and encumbrances as noted in this report as-is and where-is, without any contingent agreements or caveats.




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Other financial arrangements, good or cumbersome, may affect the price at which this property might sell in the open market.

20. Should the author of this report be required to give testimony or appear in court or at any administrative proceeding relating to this appraisal, prior arrangements shall be made beforehand, including provisions for additional compensation to permit adequate time for preparation and for any appearances which may be required. However, neither this nor any other of these assumptions and limiting conditions is an attempt to limit the use that might be made of this report should it properly become evidence in a judicial proceeding. In such a case, it is acknowledged that it is the judicial body, which will decide the use of this report, which best serves the administration of justice.
21. Because market conditions, including economic, social and political factors, change rapidly and, on occasion, without notice or warning, the estimate of market value expressed herein, as of the effective date of this appraisal, cannot necessarily be relied upon as of any other date without subsequent advice of the author of this report.
22. The value expressed herein is in Canadian dollars.
23. This report is only valid if it bears the original signature(s) of the author(s).
24. These Contingent and Limiting Conditions shall be read with all changes in number and gender as may be appropriate or required by the context or by the particulars of this mandate.




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APPENDIX B

CERTIFICATION





CERTIFICATION

Re: Valuation Of Magna Various Proposed Development Lands, Aurora, Ontario

I certify that, to the best of my knowledge and belief:

- The statements of fact contained in this report are true and correct.
- The reported analyses, opinions and conclusions are limited only by the reported assumptions and limiting conditions, and is my personal, unbiased professional analyses, opinions and conclusions.
- I have no present or prospective interest in the property that is the subject of this report, and I have no personal interest or bias with respect to the parties involved.
- I have no bias with respect to the property that is the subject of this report.
- My compensation is not contingent upon the reporting of a predetermined value or direction in value that favours the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.
- My analyses, opinions and conclusions were developed, and this report has been prepared, in conformity with the Canadian Uniform Standards of Professional Appraisal Practice and with the requirements of the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute of Canada.
- Demetri Andros, AACI MRICS conducted an inspection of the properties on January 19, 2011. Fieldwork for this assignment was completed in January and February 2011.
- I have the knowledge and experience to complete the assignment competently.
- The Appraisal Institute of Canada has a Mandatory Recertification Program for designated members. As of the date of this report, Demetri Andros has fulfilled the requirements of the program.
- The value estimate contained in this report applies as at the effective date of valuation as defined within the body of this report.




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Final Estimate of Value

Based on our analysis, the current market value estimate of the fee simple interest in the subject properties, rounded and subject to the underlying contingent and limiting conditions outlined herein as well as the Extraordinary Assumptions in the Executive Summary, as at January 19, 2011 was:

Parcel I.D	Site Size (acres)	Value per Acre	Final Value Estimate
A - Commercial	33	$625,000	$20,625,000
A - Residential	15	$400,000	$6,000,000
A- Open Space	3	$5,000	$15,000
B	5	$400,000	$2,000,000
E	10	$600,000	$6,000,000
F	9.55	$600,000	$5,730,000
G	14.55	$600,000	$8,730,000
H - Residential	31	$875,000	$27,125,000
H - Open Space	3	$5,000	$15,000
I	15	$575,000	$8,625,000
J	9	$600,000	$5,400,000
K	8	$600,000	$4,800,000
L	19	$600,000	$11,400,000
M	20	$400,000	$8,000,000
Newmarket	31.77	$425,000	$13,502,250

ONE HUNDRED TWENTY EIGHT MILLION DOLLARS

($128,000,000 ROUNDED)

The values are based on an exposure time of three to six months.

COLLIERS INTERNATIONAL REALTY ADVISORS INC.

Demetri Andros, AACI, MRICS
Managing Director
Valuation & Advisory Services, Toronto

Dov Beck, BA
Analyst
Valuation & Advisory Services, Toronto

File Reference: CIRA 11-002




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Short Narrative Appraisal
Parcel A
Wellington Street East

PREPARED BY:
Demetri Andros, AACI MRICS
Managing Director
Valuation & Advisory Services

PREPARED FOR:
Mr. John Medland
Vice President
Blair Franklin Capital Partners Inc.



VALUATION

HIGHEST AND BEST USE

The principle of highest and best use is fundamental to the concept of value in real estate. Highest and best use, in general, may be defined as follows:

"The reasonably probable and legal use of vacant land of an improved property; which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum productivity."

Analysis

Legal Permissibility

- The north part of the property is designated as Community Commercial, Linear and Other Open Space, in OPA 30. OPA 20 designates the most southerly portion as Urban Residential. Although currently zoned rural, the permitted uses range from commercial to residential - as contemplated in the Official Plan.
- A re-zoning application would have to be submitted in order for development to commence.

Physical Possibility

- This corner site has excellent frontage and exposure onto Wellington Street East and Bayview Avenue. This area provides both good exposure and access for future retail uses.
- Appendix I in OPA 20 sets out a master plan for the Magna Headquarters and community. This plan shows residential development in the south portion of the site with a "village centre" in the north portion along Bayview and Wellington Streets.
- *Note: The soil conditions are assumed to be sufficient in quality to support future development.*



Financial Feasibility	• Of the permitted uses, retail and medium-low density residential use would be feasible and marketable, based on the subject's location, site size, shape and local land use patterns.
Maximum Productivity	• Based upon the nature of the subject lands, and their location within the Town of Aurora – retail and medium-low density residential uses are believed to represent a maximally productive use of the subject property.
Conclusion	• Based upon the analysis of the land, the highest and best use is estimated to be a combination of **Retail, Residential and Open Space.**




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SIGNIFICANT INVESTMENT CHARACTERISTICS OF SUBJECT

Market Demand	
Strengths	**Weaknesses**
• The GTA residential and commercial markets have been very strong over the past 2 years and continue to experience growth.	• Interest rates are expected to gradually increase, which will impact the residential housing market in the mid to long term.
• According to brokers and agents, the land market is still very strong.	
• Greenbelt legislation has restricted land availability in the GTA.	
Location	
Strengths	**Weaknesses**
• Located within the Town of Aurora, a growing population node that is residential in character and surrounded by rural lands.	• Secondary commercial location relative to the Yonge Street corridor.
• Located within commuting distance of the City of Toronto.	
• Excellent corner location and access to the major arterial roads of Wellington Street East, Bayview Avenue and Highway 404.	
Physical Characteristics	
Strengths	**Weaknesses**
• The subject site is of sufficient size to accommodate both residential and community commercial development.	• Portion of the site is environmentally protected, prohibiting development.
• Portion of the site that is designated Open Space will provide excellent green-space exposure for surrounding residential uses.	


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VIEWS OF PARCEL "A"



LOOKING NORTH EAST ON PARCEL A



LOOKING WEST ON PARCEL A



VIE LOOKING SOUTH EAST CORNER PARCEL A
BAYVIEW AVENUE AND WELLINGTON STREET




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VALUATION METHODOLOGY

Traditionally, there are three accepted methods of valuing real property:

- Cost Approach;
- Direct Comparison Approach; and
- Income Approach.

The selection of a relevant methodology depends upon the nature and characteristics of the real estate under consideration.

1) **The Cost Approach** to value is based upon the economic principle of substitution, which holds that the value of a property should not be more than the amount by which one can obtain, by purchase of a site and construction of a building without undue delay, a property of equal desirability and utility.

2) **The Direct Comparison Approach** examines the cost of acquiring equally desirable and valuable substitute properties, indicated by transactions of comparable properties, within the market area. The characteristics of the sale properties are compared to the subject property on the basis of time and such features as location, size and quality of improvements, design features and income generating potential of the property.

3) **The Income Approach** is an appropriate test for a property capable of producing rental income, since the method considers that capability. A capitalization process establishes a relationship between net income and value. Annual income is first calculated from actual rent or from a projection based on that rent which the property could expect to obtain in the open market. Deductions are then taken for those operating expenses, if any, paid by the owner. The resulting net income before debt service is then capitalized at an appropriate rate.

Selection of Relevant Methodology

The Direct Comparison Approach, which is the most common technique used to value land, is the preferred method when sales of comparable properties are available. The subject property is a parcel of vacant development land located in a newly developing area of Aurora. Consequently the valuation methodology employed in this report was limited to the Direct Comparison Approach in estimating the site's market value.



DIRECT COMPARISON APPROACH

Introduction

The Direct Comparison Approach is a process of comparing market data. The prices paid for similar properties are usually used in estimating market value. However, prices asked by owners and offers made by prospective purchasers on similar properties may also be used in estimating value; in the absence of a sale, an asking price generally sets the upper limit of value for a property, whereas an offered price typically establishes the lower limit. Since this approach relies on the actions of buyers and sellers in the market, it is usually the best measure of property value when reliable market information is available.

The Direct Comparison Approach can be used in the valuation of most properties and is a persuasive test of value when there are sufficient recent sales of properties similar to the property being appraised. The estimate of value by the Direct Comparison Approach is typically a reliable indicator of market value for properties that are not traded on the basis of income, such as, single family dwellings, vacant land, and small owner occupied commercial and industrial properties. The reliability of this approach is diminished where:

- There is limited market information;
- Markets are experiencing rapidly changing market conditions, which may impact the reliability of the appraiser's adjustments; and
- Properties are traded on the basis of the economic characteristics of net income and anticipated rates of return; the economic characteristics are not a matter of public record and, since vendors and purchasers are often reluctant to fully disclose the financial details of the transaction, the value estimate can be impacted by factors that may not be evident in the comparison of the subject property and each comparable property.

The application of the Direct Comparison Approach involves a five-step process:

- Research the competitive market for information on sales transactions, listings and offers to purchase or sell involving properties that are similar to the subject property in terms of characteristics such as property type, date of sale, size, physical condition, location and land use constraints. The goal is to find a set of comparable sale properties as similar as possible to the subject property.


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- Verify the information by confirming that the data obtained is factually accurate and that the transactions reflect arm's-length market considerations. Verification may also elicit additional information about the market.
- Select relevant units of comparison (e.g., price per acre, price per square foot, price per front foot) and develop a comparative analysis for each unit. The goal here is to define and identify a unit of comparison that explains market behavior.
- Look for differences between the comparable sale properties and the subject property using the elements of comparison. Then, adjust the price of each sale property to reflect how it differs from the subject property or eliminate that property as a comparable. This step typically involves using the most comparable sale properties and then adjusting for any remaining differences.
- Reconcile the various value indications produced from the analysis of comparables into a single value indication or a range of values.[1]

Sales Adjustment Process

Since no two properties are alike, comparison analysis requires consideration of the differences between the subject property and a comparable property. An adjustment must be made to the sale price of each comparable property for all significant differences. The adjustment is applied so the comparable sale price reflects the characteristics of the subject property. If a characteristic of a comparable property is superior to the subject property, then a downward adjustment to the sale price of the comparable property is required; if a characteristic of the comparable property is inferior, then an upward adjustment to the sale price is required. After the differences between the subject property and each comparable property have been considered and adjusted, the comparable properties with the fewest adjustments are generally considered most comparable to the subject property and are given the greatest weight as indications of market value for the subject property.

The adjustment process in comparison analysis can either be quantitative or qualitative. In using quantitative analysis techniques, mathematical processes are used to identify which elements of comparison require adjustments and to quantify the amount of the adjustment. Quantitative analysis techniques require sufficient market data for meaningful analysis from which the appraiser can substantiate the amount of the adjustment for each element requiring an adjustment.

Qualitative adjustment techniques do not quantify the amount of the adjustment. Relative comparison analysis is a qualitative technique where the relationships indicated by the market data are analyzed without recourse to

---

[1] **Appraisal Institute and Appraisal Institute of Canada, *The Appraisal of Real Estate*, 2nd Canadian Edition (2002), page 17.5.**



quantification of the differences. In applying relative comparison analysis, the adjustment process reflects the imperfect nature of the real estate market; the appraiser analyses each comparable property to determine and rank each comparable property as to its inferiority, similarity or superiority to the characteristics of the property being appraised. In relative comparison analysis, the appraiser expresses the differences as being inferior, greatly inferior, somewhat inferior, superior, greatly superior, somewhat superior or any other descriptive terms that clearly convey the quality of the differences in the item being compared between the subject property and the comparable sale property.

In comparing each comparable sale property to the subject, the appraiser considers the elements of comparison, which are *"the characteristics or attributes of properties and transactions that help explain the variance of prices paid for real estate."*[2] The elements of comparison, in the order of consideration, are:

Market Condition (Time):

Where the market is changing, it may be necessary to adjust prices to reflect the time difference between the date of sale of a comparable property and the date of valuation.

Analysis

Property Rights Conveyed

- When real property rights are sold, they may be the sole subject of the contract or the contract may include other rights. In the sales comparison analysis, it is pertinent that the property rights of the comparable sale be similar to the property rights of the subject property. All the sales considered were fee simple transfers, no adjustments were necessary.

Financing Terms

- The transaction price of one property may differ from that of a similar property due to different financing arrangements. Financing arrangements may include existing mortgages at favorable interest rates or paying cash to a lender so that a mortgage with a below-market interest rate could be offered. Adjustments were made for properties with favorable interest rates.

Conditions of Sale

- Adjustments for conditions of sale usually reflect the motivations of the purchaser and vendor. In some cases the conditions of sale significantly affect transaction prices. Sales that reflect unusual situations, require an

[2] ***The Appraisal of Real Estate*, Glossary.8.**



appropriate adjustment for motivation or sale condition. For example, power-of-sale conditions involve a certain degree of urgency on part of the lender - leading to a somewhat lower sale price than what would otherwise be expected. All the sales considered were normal market transactions with no undue motivation, no adjustments were necessary.

Location (Regional/Neighbourhood)

- An adjustment for location within a market area may be required when the locational characteristics of a comparable property are different from those of the subject property. Excessive locational differences may disqualify a property from use as a comparable. Most comparable properties in the same area have similar locational characteristics, but variations may exist within that area of analysis. Although no location is inherently desirable or undesirable, the market recognizes that one location is better than, similar to, or worse than another.
- Both regional and neighbourhood specific attributes were considered in the adjustment analysis. Generally, locations (all else equal) more distant from Toronto tend to decrease in value while properties with strong neighbourhood retail/commercial potential are considered most desirable.

Site Size

- The price per acre of land is expected to vary with the size of the tract. Generally, above an optimum acreage, as size increases, the price per acre decreases where all other features are similar. This is typically referred to as marginal diminishing utility.

Topography

- An esthetically pleasing contour or terrain which has a greater proportion of usable land will generally command a higher premium on the open market. In addition, topography also impacts site preparation costs (ie. fill requirements) and hence market value.
- Through discussions with parties familiar with the comparable sales, an attempt was made to identify the quality of the overall topography, including features that would either enhance or restrict the marketability of the property. Adjustments were made where a significanct difference in topographical quality could be identified.



Zoning

- Any difference in the current use or the highest and best use of a potential comparable sale and the subject property must be addressed. Generally, in the valuation of vacant land, zoning is one of the primary determinants of the highest and best use of the property, since it serves as the test of legal permissibility. Comparable sales with dissimilar zoning to that of the subject require adjustment for differences in utility as a result of permitted uses.

The Appraisal Institute of Canada recommends the use of "paired sales analysis" in the derivation of adjustments. This involves locating two very similar sales that sell in a similar time period. If the two sales differ in only one key feature, then the difference in sale price can be used as the "market indicator" for the adjustment for that feature. In practice, this concept usually only applies to newer homes in the subdivision. Rural, commercial and industrial properties tend to be unique, and therefore in practice are not usually possible to find paired sales to derive adjustments. In the absence of paired sales, it is the appraisers' experience and judgment (based on observation) that is used for adjustments.


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LAND USE ALLOCATION - PARCEL "A"

In order to estimate the market value of Parcel "A" we allocated the probable land use of the subject site into three categories:

1. Commercial;
2. Medium-Low Density Residential; and
3. Open Space.

1. Commercial– As discussed in the highest and best use analysis, retail orientated uses would be preferred in the northwest and westerly portions of the subject site. This area is estimated to be approximately 33 acres in size.

2. Medium-Low Density Residential – An area located along the southern portion of the site as indicated in the official plan, approximately 15 acres, would likely be developed to medium-low density residential uses.

3. Open Space - The remainder of the subject site, approximately 3 acres would be allocated to passive recreational use and provide a buffer between residential and non-residential use. These lands would normally be conveyed to the municipality as a condition of development of the remainder of the site. No valuation of this component of Parcel "A" is warranted.

The following is a summary of the valuation of each of the land use components making up the subject site.


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1. COMMERCIAL LAND VALUATION

Since characteristics of the comparable properties in this appraisal varied, the sale prices have been reduced to a common denominator. A price per acre, often recognized by purchasers as an appropriate unit of comparison, has therefore been selected.

As one sale is not necessarily indicative of market value, an appraiser examines a number of market transactions. When properly reconciled, trends emerge, leading to the estimate of market value of the property being appraised.

Selection of Comparable Sales

The commercial component of Parcel "A", as described in the land use description, comprises 33 acres.

A search of comparable sales in York Region with the potential for Business Park / Commercial development yielded four key sales considered appropriate for the subject property. The main sale prices ranged from $1,075,000 to $16,875,560. The sales ranged in size from 1.985 to 24.817 acres. When converted to a rate per acre, the prices were from $541,562 to $788,707 per acre.

Comparable Land Sales

No.	Address	Municipality	Sale Date	Sale Price	Size (Acres)	Price per Acre
1	Don Hillock Drive & Goulding Avenue	Aurora	Nov-10	$1,075,000	1.985	$541,562
2	Trade Valley Drive	Vaughan	Jun-10	$1,644,300	2.441	$673,617
3	8300 Huntington Road	Vaughan	Jun-10	$16,875,560	24.817	$680,000
4	1288 Millard Street	Whitchurch-Stouffville	Jun-09	$2,892,190	3.667	$788,707

The following is a brief description of the comparable key sales and the adjustments required to the sale prices for purposes of comparison with the subject.



Sale 1 (Don Hillock Drive & Goulding Avenue) is located in a business park north of Don Hillock Drive and east of Leslie Street in Aurora. This site consists of 1.985 acres of vacant land. The property was purchased by HWP Diversified Holdings Inc. from 2146731 Ontario Ltd. for $1,075,000 ($541,562 per acre) on November 30, 2010. The property rights conveyed were fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. The land is located one kilometer east of the subject, just south of Wellington Street East. The Town of Aurora Official Plan designates the property as a Business Park development area, with the same permitted use classifications as the subject. An upward adjustment was considered appropriate for the superior location of the subject, located with direct frontage to Wellington Street east. The final adjusted sale price is **$595,718 per acre.**

Sale 2 (Trade Valley Drive) is located in a business park / industrial node east of Highway 50 and south of Rutherford Road in Vaughan, Ontario. The site consists of 2.441 acres of vacant land. It was purchased by Anatolia Tile Inc from 1581600 Ontario Inc. for $1,644,300 ($673,617 per acre) on June 28, 2010. The property rights conveyed were fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. The City of Vaughan Official Plan designates the property as prestige area/ employment area, while the zoning by-law classifies the site EM2, a general employment classification. At the time of sale the land was vacant and unimproved, it is our understanding that the purchaser intends to submit applications for one industrial development upon the site. A slight downward adjustment was considered appropriate for the comparable's superior location, situated in Vaughan, an up-market, highly desirable area within the Greater Toronto Area. The final adjusted sale price is **$639,937 per acre.**

Sale 3 (8300 Huntington Road) is located in a mixed business park and agricultural area east of Highway 50, north of Highway 7. The site consists of 24.817 acres of vacant land. It was purchased by Anatolia Tile Inc from Roybridge Investments for $16,875,560 ($680,000 per acre) on June 28, 2010. The property rights conveyed were fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. The City of Vaughan Official Plan designates the property as a business employment area, while the zoning by-law classifies the site EM1, a prestige employment area classification. At the time of sale the land was vacant and unimproved. An application for the development of an industrial building was proposed and accepted by permit on June 23rd 2010. A slight downward adjustment on the sale price per acre was considered appropriate based on the comparables superior location, situated in Vaughan, an up-market, highly desirable area within the Greater Toronto Area. A further downward adjustment was made on the basis of this particular site's zoning classification permitting the by-passing of normal site plan application processes, allowing for more flexible developments. The final adjusted sale price is **$625,600 per acre.**


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Sale 4 (1288 Millard Street) is located within the Oak Ridge Moraine settlement area in the Town of Whitchurch-Stouffville. The Community of Stouffville Secondary Plan and the Town of Whitchurch-Stouffville Official Plan both designate the property as a Business Park area. The land is currently zoned as IP-H, an industrial classification. The site consists of 3.667 acres of vacant land. It was purchased by 2187042 Ontario Ltd. from the Sorbara Group for $2,892,190 ($788,707 per acre) on June 19, 2009. The property rights conveyed were fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. At the time of sale the site was undergoing preliminary grading while an application for the development of a new 30,000 sq.ft Toyota Dealership was awaiting approval. An upward adjustment was considered appropriate for the change in market conditions between the date of sale and the date of this valuation. An upward adjustment was considered appropriate to reflect the inferior location of this land. The final adjusted sale price is **$910,957 per acre.**

After adjustments the four key sales indicate a unit value ranging from $595,718 to $910,957 per acre.



Adjustment Table - Commercial Land Sales

ITEM	Subject	Sale 1	Sale 2	Sale 3	Sale 4
Location	Parcel A	Don Hillock Drive & Goulding Avenue Aurora	Trade Valley Drive Vaughan	8300 Huntington Road Vaughan	1288 Millard Street Whitchurch-Stouffville
Date of Sale	-	Nov-10	Jun-10	Jun-10	Jun-09
Site Area (Acres)	33	1.985	2.441	24.817	3.667
Official Plan	Community Commercial	Business Park	General employment	Prestige area and employment area general	Business Park
Zoning	RU - Rural	EM2 - General Employment	EM2 - General Employment	EM1 -Prestige Employment Area	IP-H - Prestige Industrial
Proposed Development	Commercial	Based on a submission of a site plan application , the purchaser intends to construct one commercial development.	The land is currently vacant and unimproved. It is our understanding that the purchaser intends to construct one industrial building on the site upon site plan approval.	At the time of sale the land was vacant and unimproved. The purchasor has submitted an application proposing the development of an industrial/com me-rcial facility.	A site plan has been submitted proposing the development of a 30,301 square foot car dealership. The application is currenlty pending approval.
Total Consideration		$1,075,000	$1,644,300	$16,875,560	$2,892,190
Unadjusted Price per Acre		**$541,562**	**$673,617**	**$680,000**	**$788,707**
Real Property Rights Conveyed		0%	0%	0%	0%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$788,707
Financing Terms		0%	0%	0%	0%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$788,707
Motivation		0%	0%	0%	0%
Adjusted Price (per acre.)		$541,562	$673,617	$680,000	$788,707
Market Conditions		0%	0%	0%	10%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$867,578
Location		10%	-5%	-5%	5%
Density (Assumed)		0%	0%	0%	0%
Physical Characteristics		0%	0%	-3%	0%
Final Adjusted Rate per Acre		**$595,718**	**$639,937**	**$625,600**	**$910,957**


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Summary

The above transactions represent the sale of Business Park and General Employment land in York Region, ranging in size from 1.985 acres to 24.817 acres. The sale prices ranged between $541,562 and $788,707 per acre, before adjustments and between $595,718 and $910,957 per acre after adjustments. The three most recent of the four sales fall within a price range of $595,718 and $639,937 per acre, therefore, a value within that range would be appropriate for the subject property

After due consideration of the respective comparability of the sales analysed, it is our opinion that the estimated market value of the retail/commercial parts of Parcel "A" at the effective date, and via the Direct Comparison Approach is reflected in a unit rate of $625,000 per acre.

Approximately 33 acres of Parcel "A" are designated for retail commercial uses. Applying the unit rate derived from the comparable sales provides a value estimate for the commercial component of this property, as at the effective date of valuation as follows:

33 acres @ $625,000= $20,625,000

Twenty Million Six Hundred and Twenty Five Thousand Dollars

A summary of the individual commercial comparable sales transactions follows:




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Sale 1

DON HILLOCK DRIVE & GOULDING AVENUE, AURORA

Located south of Wellington Street East, east of Leslie Street

SUMMARY

Sale Price	$1,075,000	
Sale Date	November 30, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$541,562	per acre

LEGAL

Vendor:	2146731 Ontario Limited
Purchaser:	Zentil Property Management
PIN:	03642-2344
Legal Description:	Lot 5, Plan 65M - 3974



CONSIDERATION

Cash:	$1,075,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$1,075,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	1.985	Acres
Property Type:	Vacant Land	
Topography	Flat, level tablelands	

LAND USE DATA

Proposed Use: Business Park

At the time of sale the property was vacant and unimproved




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Sale 2

TRADE VALLEY DRIVE, VAUGHAN

Located east of Highway 50, south of Rutherford Road

SUMMARY

Sale Price	$1,644,300	
Sale Date	June 28, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$673,617	per acre

LEGAL

Vendor:	1581600 Ontario Inc.
Purchaser:	Anatolia Tile Inc.
PIN:	03319-0054
Legal Description:	Block 5, Plan 65M-4150



CONSIDERATION

Cash:	$1,644,300	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$1,644,300	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	2.441	Acres
Property Type:	Vacant Land	
Topography	Flat, level tablelands	

LAND USE DATA

Proposed Use: One industrial building.

At the time of sale the property was vacant and unimproved


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Sale 3

8300 HUNTINGTON ROAD, VAUGHAN

Located east of Highway 50 and north of Highway 7

SUMMARY

Sale Price	$16,875,560	
Sale Date	June 28, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$680,000	per acre

LEGAL

Vendor: Roybridge Investments

Purchaser: Anatolia Tile Inc.

PIN: 03317-0495, 03317-0525

Legal Description: Part of Road allowance between concession 9 and 10, Vaughan, designated as parts 10, 11 and 12 on plan 65R-30590


Zenway Blvd
Zenway Blvd

CONSIDERATION

Cash:	$16,875,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$16,875,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	24.817	Acres
Property Type:	Vacant Land	
Topography	Flat, level tablelands	

LAND USE DATA

Proposed Use: Industrial/ Employment

At the time of sale the property was vacant and unimproved





Sale 4

1288 MILLARD STREET, WHITCHURCH-STOUFFVILLE

Located east of Highway 48 and north of Main Street

SUMMARY

Sale Price	$2,892,190	
Sale Date	June 19, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$788,707	per acre

LEGAL

Vendor:	Sorbara Group
Purchaser:	2187042 Ontario Inc.
PIN:	03719-0569
Legal Description:	Block 9 on Plan 65M-4043



CONSIDERATION

Cash:	$2,892,190	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$2,892,190	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	3.667	Acres
Property Type:	Vacant Land	
Topography	Flat, level tablelands	

LAND USE DATA

Proposed Use: Business Park - Auto Dealership

At the time of sale the property was vacant and unimproved


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Location Map of Comparable Commercial Land Sales


ID Address
1 Hillock Drive Aurora
2 Trade Valley Drive, Vaughan
3 8300 Huntington Road, Vaughan
4 1238 Millard Street, Whitchurch-Stouffville
Newmarket
Aurora
Whitchurch-Stouffville
Stouffville
Richmond Hill
Markham
Vaughan
Brampton
Toronto
Pickering
Ajax
Whitby
Oshawa
Orangeville
Halton Hills
Uxbridge
King City
Bolton
Caledon
Regional Municipality of Peel

21



2. RESIDENTIAL LAND VALUATION - PARCEL "A"

Since characteristics of the comparable properties in this appraisal varied, the sale prices have been reduced to a common denominator. A price per acre, often recognized by purchasers as an appropriate unit of comparison, has therefore been selected.

As one sale is not necessarily indicative of market value, an appraiser examines a number of market transactions. When properly reconciled, trends emerge, leading to the estimate of market value of the property being appraised.

Residential Land Sales

The residential component of Parcel "A", as described in the land use description, comprises 15 acres.

A search of comparable sales in York Region with the potential for medium residential development yielded four sales considered similar to the subject property. The sale prices ranged from $1,500,000 to $9,500,000. The sales ranged in size from 3.59 to 11.433 acres. When converted to a rate per acre, the prices ranged from $359,420 to $866,077 per acre.

Index No.	Address	Sale Date	Sale Price	Size (Acres)	Price per Acre	Vendor Purchaser	Land Use
1	4002 & 4022 Highway No. 7 Markham	Oct-10	$9,500,000	10.969	$866,077	Sobeys Times Group Corporation	Low/Med/High-Density
2	Major Mackenzie Drive East Markham	Jun-10	$5,775,000	11.433	$401,843 (Adjusted)	Ibrans Developments Ltd. Digram Developments Inc.	Med-Density
3	13424 Keele Street King	May-10	$1,500,000	3.59	$417,827	Vanna Homes Clearway Group	Med-Density
4	16200 Yonge Street Newmarket	May-09	$2,650,000	7.373	$359,420	Mademont Yonge Inc. 2202995 Ontario Inc.	Med-Density

The following is a brief description of the four key comparable sales considered most comparable to the subject, and the adjustments required to the sale prices for purposes of comparison with the subject.

Sale 1 4002 & 4022 Highway No. 7 is located in the Town of Markham on the north side of Highway No. 7, east of Warden Avenue. This site consists of 10.969 acres of vacant land. The property was purchased by Times Group Corporation from Sobeys for $9,500,000 ($866,077 per acre) In October 2010. The property rights conveyed were the fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. The Town of Markham Official Plan designates the property High, Medium and Low Density Residential. The Zoning By-law classifies the property RHD2, RST1 and R6, all residential classifications. An upward adjustment was made for the comparable's lower allowed density. Downward



adjustments were made for the comparable's superior location with frontage on Highway No. 7, and estimated time to develop. The final adjusted sale price is **$649,558 per acre.**

Sale 2 Major Mackenzie Drive East is located on the south side of Major Mackenzie Drive East, east of Highway No. 48 in the Town of Markham. The site consists of 11.433 acres of land. It was purchased by Digram Developments Inc. from Ibrans Developments Ltd. for $5,775,000 (adjusted to $401,843 per acre) June-2010. The property rights conveyed were the fee simple interest. The sale is considered arms-length. The Town of Markham Official Plan designates the property Community Amenity Area. The Zoning By-law classifies the property 01, an open space classification, and RR4, a rural residential classification. A rezoning application and a draft plan of subdivision has been submitted which would facilitate a medium density residential development. A large upward adjustment was made for the comparable's inferior location. A downward adjustment was made for the comparable's superior density allowance of 479 residential units as well as for its estimated time to develop. The final adjusted sale price is **$381,029 per acre.**

Sale 3 (13424 Keele Street) is located on the west side of Keele Street, north of King Road in the Town of Aurora. This site consists of 3.59 acres of land with one single family detached home on it. It was purchased by Clearway Group from Vanna Homes for $1,500,000 ($417,827 per acre) in May 2011. The property rights conveyed were the fee simple interest. The sale is considered arms-length. The Township of King Official Plan designates the property Existing Low Density Residential. The Zoning By-law classifies the property R1 - residential. The purchaser had acquired the property with the intention of constructing a medium density residential development. An upward adjustment for the comparable's inferior location on Keele Street in King was made. The final adjusted sale price is **$456,610 per acre.**

Sale 4 (16200 Yonge Street) is located on the west side of Yonge Street, north of St. John's Sideroad in the Town of Newmarket. This site consists of 7.373 acres of $359,420 per acre) in May 2009. The property rights conveyed were the fee simple interest. The sale is considered arms-length. The Town of Newmarket Official Plan designates the property Emerging Residential, Floodplain and Open Space. The Zoning By-law classifies the property RM2 – multi-family residential and Open Space. The purchaser had acquired the property with the intention of constructing one medium density residential development. A rezoning application was approved to allow for a development of 80 stacked townhomes. An upward adjustment was made for market conditions at the time of the sale. Downward adjustments were made the comparable's superior location on Yonge Street which is a major route through Aurora and Newmarket as well as the assumed density of the development. The final adjusted sale price is **$316,289 per acre.**



Comparison Chart

Adjustment Table - Residential Land Sales					
ITEM	**Subject**	**Sale 1**	**Sale 2**	**Sale 3**	**Sale 4**
Location	Parcel A	4002 & 4022 Highway No. 7 Markham	Major Mackenzie Drive East Markham	13424 Keele St. King	16200 Yonge St. Newmarket
Date of Sale	-	Oct-10	Jun-10	May-10	May-09
Site Area (Acres)	15	10.969	11.433	3.59	7.373
Official Plan	Medium To High Density Residential	High, Medium & Low Residential	Medium Density Residential	Medium Density Residential	Medium Density Residential, Floodplain & Open Space
Zoning	Rural	RHD2, RST1 & R6	O1 & RR4	R1	RM2 & Open Space
Proposed Development	No applications have been submitted	N/A	Rezoning application has been submitted to allow for a medium density residential development that would include 257 townhouse units & 222 apartment units	No applications have been submitted. The purchaser intends to construct one medium density residential development	Application approved for a development of 80 stacked townhouses
Total Consideration		$9,500,000	$5,775,000	$1,500,000	$2,650,000
Unadjusted Price per Acre		**$866,077**	**$401,083**	**$417,827**	**$359,420**
Real Property Rights Conveyed		0%	0%	0%	0%
Adjusted Price (per sq. ft.)		$866,077	$401,083	$417,827	$359,420
Financing Terms		0%	0%	0%	0%
Adjusted Price (per sq. ft.)		$866,077	$401,083	$417,827	$359,420
Motivation		0%	0%	0%	0%
Adjusted Price (per sq. ft.)		$866,077	$401,083	$417,827	$359,420
Market Conditions		0%	0%	0%	10%
Adjusted Price (per sq.ft.)		$866,077	$401,083	$417,827	$395,361
Location		-10%	30%	10%	-15%
Density (Assumed)		5%	-15%	0%	-5%
Physical Characteristics		0%	0%	0%	0%
Servicing		-20%	-20%	0%	0%
Final Adjusted Rate per Acre		**$649,558**	**$381,029**	**$459,610**	**$316,289**


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Location Map of Comparable Low Density Land Sales


ID Address
1 4002 Highway 7, Markham
2 Major Mackenzie Drive East, Markham
3 13424 Keele Street
4 16200 Yonge Street, Newmarket
Georgina
Newmarket
Aurora
King City
Richmond Hill
Markham
Vaughan
Pickering
Ajax
Whitby
Oshawa
Brampton
Bolton
East Gwillimbury
Bradford West Gwillimbury
New Tecumseth
Whitchurch-Stouffville
Stouffville
Uxbridge
Port Perry

Summary

The above transactions represent the sale of Residential Land in the York Region, ranging in size from 1.497 acres to 11.433 acres. The sale prices ranged between $359,420 and $866,077 per acre, before adjustments and between $316,289 and $649,558 per acre after adjustments.

Conclusions – Direct Comparison

Sale three and four have values of $316,,289 and $459,610 per acre, after adjustments. These two sales are located closest to the subject property and required the fewest net adjustments. Therefore, a value near the midpoint of this range would be appropriate for the subject property. After due consideration of the respective comparability of the sales analysed, it is our opinion that the estimated market value of the residential component of Parcel "A" is reflected in a unit rate of $400,000 per acre.


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Parcel A has a residential development component of approximately 15 acres. Applying the unit rate derived from our analysis of comparable sales results in the following value estimate for the residential component of the site:

15 Acres at $400,000 / Acre = $6,000,000

Six Million Dollars




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RESIDENTIAL LAND SALES

Sale 1

4002 – 4022 Highway 7, Markham

Located on the north side of Highway 7, east of Warden Avenue

SUMMARY

Sale Price	$9,500,000	
Sale Date	October 15, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$866,077	per acre

LEGAL


VILLAGE PKY
HIGHWAY 7

Vendor: Sobeys

Purchaser: Times Group Corporation

PIN: 02985-0044

Legal Description: Part of Lot 11, Concession 5, designated as Parts 1 and 2 on Plan 65R-13097

CONSIDERATION

Cash:	$9,500,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$9,500,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	10.969	Acres
Property Type:	Vacant Land – High, Medium and Low density residential	
Topography	Flat, level tablelands	


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Sale 2

Major Mackenzie Drive East, Markham

Located south of Major Mackenzie Drive east, east of Highway 48

SUMMARY

Sale Price	$5,775,000	
Sale Date	June 11, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$401,843	per acre

LEGAL

Vendor:	Ibrans Development Ltd
Purchaser:	Digram Developments Inc.
PIN:	03061-0285


MAJOR MACKENZIE DR E
DONALD COUSENS PKY
HIGHWAY 48
ARBOUR DR
SOLACE RD
STALMASTER RD

Legal Description: Part of Lot 20, Concession 8, as described in Instrument No. MA68788, Save and Except Part 1, Plan D834

CONSIDERATION

Cash:	$5,775,000	
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$5,775,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	11.433	Acres
Property Type:	Vacant Land - Medium Density Residential	
Topography	Flat, level tablelands	


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Sale 3

13424 Keele Street, King

Located on the west side of Keele Street, north of King Road

SUMMARY

Sale Price	$1,500,000	
Sale Date	May 11, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$417,827	per acre

LEGAL

Vendor:	Vanna Homes
Purchaser:	Clearway Group
PIN:	03370-0265


AUKLAND LANE
CARMICHAEL CRES
MCCLURE DR
KEELE ST
JENKINSON GROVE
CURRAN CRT
PELLATT GROVE

Legal Description: Part of Lot 8, Concession 4, King, as described in Instrument No. B37696B, designated as Part 1, Plan 65R-642, Save and Except Parts 1, 2 and 3, Plan 65R-2619 and Part 8, Expropriation Plan R305857



CONSIDERATION

Cash:	$1,500,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$1,500,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	3,59	Acres
Property Type:	Vacant Land – Medium Density Residential	
Topography	Level	




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Sale 4

16200 Yonge Street, Newmarket

Located on the west side of Yonge Street, north of St. Johns Sideroad

SUMMARY

Sale Price	$2,650,000	
Sale Date	May 8, 2009	
Rights Transferred	Fee Simple Interest	
Sale Rate	$359,420	per acre

LEGAL

Vendor: Mademont Yonge Inc.

Purchaser: 2202995 Ontario Inc.

PIN: 03626-0196

Legal Description: Part of Lot 87, Concession 1, designated as Parts 1, 2 and 3 on Plan 65R-23544


PHILLIPS WAY
YONGE ST
WIDDIFIELD AVE
FOXTAIL RIDGE

CONSIDERATION

Cash:	$2,650,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$2,650,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	7.373	Acres
Property Type:	Vacant Land	
Topography	Level	


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FINAL ESTIMATE OF VALUE

Commercial:

33 acres @ $625,000= $20,625,000

Twenty Million Six Hundred and Twenty Five Thousand Dollars

Residential:

15 Acres at $400,000 / Acre = $6,000,000

Six Million Dollars

Open Space

3 Acres at $5,000/Acre =$15,000

Fifteen Thousand Dollars

Final Value:

$26,640,000

Twenty Six Million Six Fourty Thousand Dollars

The above value estimate is applicable to the effective date of valuation, January 19, 2011 and is predicated on an exposure period of three to six months and assumes a sale on an all-cash to vendor basis.


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Short Narrative Appraisal
Parcel B
Wellington Street East

PREPARED BY:
Demetri Andros, AACI MRICS
Managing Director
Valuation & Advisory Services

PREPARED FOR:
Mr. John Medland
Vice President
Blair Franklin Capital Partners Inc..


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VALUATION

HIGHEST AND BEST USE

The principle of highest and best use is fundamental to the concept of value in real estate. Highest and best use, in general, may be defined as follows:

"The reasonably probable and legal use of vacant land of an improved property; which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum productivity."

Analysis

Legal Permissibility	• The property is currently designated as Medium-to-High Density Residential within the Official Plan (OPA 30). • The property is zoned RU rural in the Town of Aurora Zoning By-law. A re-zoning application would have to be submitted in order for a residential development to commence.
Physical Possibility	• This site is located east of Bayview Avenue and south of Wellington Street East and to the south of Parcel "F" of the Magna lands. • The site has road frontage on Magna Drive.
Financial Feasibility	• Of the permitted uses, medium-high density residential uses would be feasible and marketable, based on the subject's location, site size, shape and local land use patterns.
Maximum Productivity	• Based upon the nature of the subject lands and their location within the Town of Aurora – a medium-density residential use may be the maximally productive use for the subject property.
Conclusion	• Based upon the analysis of the land as if vacant, the highest and best use is estimated to be a **medium to high density residential development.**



SIGNIFICANT INVESTMENT CHARACTERISTICS OF SUBJECT

Market Demand	
Strengths	**Weaknesses**
• The GTA residential markets have been very strong over the past 2 years and continue to experience growth.	• The site is designated as rural and obtaining approval for residential development may prove difficult.
• According to brokers and agents, the land market is still very strong.	
•	
Location	
Strengths	**Weaknesses**
• Located within the Town of Aurora, a growing population node that is residential in character and surrounded by rural lands.	• Located beyond the current boundary for development within the Town.
• Located within commuting distance of the City of Toronto.	• In its state the property does not have road access and would be dependent upon development of adjoining lands to gain access.
• Good location and excellent access to the major arterial roads of Wellington Street East, Bayview Avenue, Leslie Street and Highway 404.	
Physical Characteristics	
Strengths	**Weaknesses**
• The subject site is of sufficient size to accommodate a mix of residential uses.	



VIEWS OF PARCEL "B"



VIEW LOOKING SOUTH ON PARCEL B


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VALUATION METHODOLOGY

Traditionally, there are three accepted methods of valuing real property:

- Cost Approach;
- Direct Comparison Approach; and
- Income Approach.

The selection of a relevant methodology depends upon the nature and characteristics of the real estate under consideration.

1) **The Cost Approach** to value is based upon the economic principle of substitution, which holds that the value of a property should not be more than the amount by which one can obtain, by purchase of a site and construction of a building without undue delay, a property of equal desirability and utility.

2) **The Direct Comparison Approach** examines the cost of acquiring equally desirable and valuable substitute properties, indicated by transactions of comparable properties, within the market area. The characteristics of the sale properties are compared to the subject property on the basis of time and such features as location, size and quality of improvements, design features and income generating potential of the property.

3) **The Income Approach** is an appropriate test for a property capable of producing rental income, since the method considers that capability. A capitalization process establishes the relationship between net income and value. Annual income is first calculated from actual rent or from a projection based on that rent which the property could expect to obtain in the open market. Deductions are then taken for those operating expenses, if any, paid by the owner. The resulting net income before debt service is then capitalized at an appropriate rate.

Selection of Relevant Methodology

The Direct Comparison Approach, which is the most common technique used to value land, is the preferred method when sales of comparable properties are available. The subject property is a parcel of vacant land located in Aurora. Consequently the valuation methodology employed in this report was limited to the Direct Comparison Approach.



DIRECT COMPARISON APPROACH

Introduction

The Direct Comparison Approach is a process of comparing market data. The prices paid for similar properties are usually used in estimated market value. However, prices asked by owners and offers made by prospective purchasers on similar properties may also be used in estimating value; in the absence of a sale, an asking price generally sets the upper limit of value for a property, whereas an offered price typically establishes the lower limit. Since this approach relies on the actions of buyers and sellers in the market, it is usually the best measure of property value when reliable market information is available.

The Direct Comparison Approach can be used in the valuation of most properties and is a persuasive test of value when there are sufficient recent sales of properties similar to the property being appraised. The estimate of value by the Direct Comparison Approach is typically a reliable indicator of market value for properties that are not traded on the basis of income, such as, single family dwellings, vacant land, and small owner occupied commercial and industrial properties. The reliability of this approach is diminished where:

- There is limited market information;
- Markets are experiencing rapidly changing market conditions, which may impact the reliability of the appraiser's adjustments; and
- Properties are traded on the basis of the economic characteristics of net income and anticipated rates of return; the economic characteristics are not a matter of public record and, since vendors and purchasers are often reluctant to fully disclose the financial details of the transaction, the value estimate can be impacted by factors that may not be evident in the comparison of the subject property and each comparable property.

The application of the Direct Comparison Approach involves a five-step process:

- Research the competitive market for information on sales transactions, listings and offers to purchase or sell involving properties that are similar to the subject property in terms of characteristics such as property type, date of sale, size, physical condition, location and land use constraints. The goal is to find a set of comparable sale properties as similar as possible to the subject property.
- Verify the information by confirming that the data obtained is factually accurate and that the transactions reflect arm's-length market considerations. Verification may also elicit additional information about the market.



- Select relevant units of comparison (e.g., price per acre, price per square foot, price per front foot) and develop a comparative analysis for each unit. The goal here is to define and identify a unit of comparison that explains market behaviour.
- Look for differences between the comparable sale properties and the subject property using the elements of comparison. Then, adjust the price of each sale property to reflect how it differs from the subject property or eliminate that property as a comparable. This step typically involves using the most comparable sale properties and then adjusting for any remaining differences.
- Reconcile the various value indications produced from the analysis of comparables into a single value indication or a range of values.[1]

Sales Adjustment Process

Since no two properties are alike, comparison analysis requires consideration of the differences between the subject property and a comparable property. An adjustment must be made to the sale price of each comparable property for all significant differences. The adjustment is applied so the comparable sale price reflects the characteristics of the subject property. If a characteristic of a comparable property is superior to the subject property, then a downward adjustment to the sale price of the comparable property is required; if a characteristic of the comparable property is inferior, then an upward adjustment to the sale price is required. After the differences between the subject property and each comparable property have been considered and adjusted, the comparable properties with the fewest adjustments are generally considered most comparable to the subject property and are given the greatest weight as indications of market value for the subject property.

The adjustment process in comparison analysis can either be quantitative or qualitative. In using quantitative analysis techniques, mathematical processes are used to identify which elements of comparison require adjustments and to quantify the amount of the adjustment. Quantitative analysis techniques require sufficient market data for meaningful analysis from which the appraiser can substantiate the amount of the adjustment for each element requiring an adjustment.

Qualitative adjustment techniques do not quantify the amount of the adjustment. Relative comparison analysis is a qualitative technique where the relationships indicated by the market data are analyzed without recourse to quantification of the differences. In applying relative comparison analysis, the adjustment process reflects the imperfect nature of the real estate market; the appraiser analyses each comparable property to determine and rank each comparable property as to its inferiority, similarity or superiority to the characteristics of the property being appraised. In relative comparison analysis, the appraiser expresses the differences as being inferior,

[1] Appraisal Institute and Appraisal Institute of Canada, *The Appraisal of Real Estate*, 2nd Canadian Edition (2002), page 17.5.


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greatly inferior, somewhat inferior, superior, greatly superior, somewhat superior or any other descriptive terms that clearly convey the quality of the differences in the item being compared between the subject property and the comparable sale property.

In comparing each comparable sale property to the subject property, the appraiser considers the elements of comparison, which are *"the characteristics or attributes of properties and transactions that help explain the variance of prices paid for real estate."*[2] The elements of comparison, in the order of consideration, are:

Market Condition (Time)

Where the market is changing, it may be necessary to adjust prices to reflect the time difference between the date of sale of a comparable property and the date of valuation.

Analysis

Property Rights Conveyed	• When real property rights are sold, they may be the sole subject of the contract or the contract may include other rights. In the sales comparison analysis, it is pertinent that the property rights of the comparable sale be similar to the property rights of the subject property. All the sales considered were fee simple transfers, no adjustments were necessary.
Financing Terms	• The transaction price of one property may differ from that of a similar property due to different financing arrangements. Financing arrangements may include existing mortgages at favorable interest rates or paying cash to a lender so that a mortgage with a below-market interest rate could be offered. Adjustments were made for properties with favorable interest rates.
Conditions of Sale	• Adjustments for conditions of sale usually reflect the motivations of the purchaser and vendor. In some cases the conditions of sale significantly affect transaction prices. Sales that reflect unusual situations, require an appropriate adjustment for motivation or sale condition. For example, power-of-sale conditions involve a certain degree of urgency on part of the lender - leading to a somewhat lower sale price than what would otherwise be expected. All the sales considered were normal market transactions with no undue motivation, no adjustments were necessary.

[2] ***The Appraisal of Real Estate*, Glossary.8.**


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Location	• An adjustment for location within a market area may be required when the locational characteristics of a comparable property are different from those of the subject property. Excessive locational differences may disqualify a property from use as a comparable. Most comparable properties in the same area have similar locational characteristics, but variations may exist within that area of analysis. Although no location is inherently desirable or undesirable, the market recognizes that one location is better than, similar to, or worse than another. • Both regional and neighbourhood specific attributes were considered in the adjustment analysis. Generally, locations (all else equal) more distant from Toronto tend to decrease in value while properties with strong neighbourhood amenities are considered most desirable.
Site Size	• The price per acre of land is expected to vary with the size of the tract. Generally, above an optimum acreage, as size increases, the price per acre decreases where all other features are similar. This is typically referred to as marginal diminishing utility.
Topography	• An esthetically pleasing contour or terrain which has a greater proportion of usable land will generally command a higher premium on the open market. In addition, topography also impacts site preparation costs (ie. fill requirements) and hence market value.
Zoning	• Any difference in the current use or the highest and best use of a potential comparable sale and the subject property must be addressed. Generally, in the valuation of vacant land, official plan and zoning regulations are the primary determinants of the highest and best use of the property, since they serve as the test of legal permissibility. Comparable sales with dissimilar zoning to that of the subject require adjustment for differences in utility as a result of permitted uses.

The Appraisal Institute of Canada recommends the use of "paired sales analysis" in the derivation of adjustments. This involves locating two very similar sales that sell in a similar time period. If the two sales differ in only one key feature, then the difference in sale price can be used as the "market indicator" for the adjustment for that feature. In practice, this concept usually only applies to newer homes in the subdivision. Rural, commercial and industrial properties tend to be unique, and therefore in practice are not usually possible



to find paired sales to derive adjustments. In the absence of paired sales, it is the appraisers' experience and judgment (based on observation) that is used for adjustments.

Residential Land Sales

The residential component of Parcel "A", as described in the land use description, comprises 5 acres.

A search of comparable sales in York Region with the potential for medium residential development yielded four sales considered similar to the subject property. The sale prices ranged from $1,500,000 to $9,500,000. The sales ranged in size from 3.59 to 11.433 acres. When converted to a rate per acre, the prices ranged from $359,420 to $866,077 per acre.

Index No.	Address	Sale Date	Sale Price	Size (Acres)	Price per Acre	Vendor Purchaser	Land Use
1	4002 & 4022 Highway No. 7 Markham	Oct-10	$9,500,000	10.969	$866,077	Sobeys Times Group Corporation	Low/Med/High-Density
2	Major Mackenzie Drive East Markham	Jun-10	$5,775,000	11.433	$401,843 (Adjusted)	Ibrans Developments Ltd. Digram Developments Inc.	Med-Density
3	13424 Keele Street King	May-10	$1,500,000	3.59	$417,827	Vanna Homes Clearway Group	Med-Density
4	16200 Yonge Street Newmarket	May-09	$2,650,000	7.373	$359,420	Mademont Yonge Inc. 2202995 Ontario Inc.	Med-Density

The following is a brief description of the four key comparable sales considered most comparable to the subject, and the adjustments required to the sale prices for purposes of comparison with the subject.

Sale 1 - 4002 & 4022 Highway No. 7 is located in the Town of Markham on the north side of Highway No. 7, east of Warden Avenue. This site consists of 10.969 acres of vacant land. The property was purchased by Times Group Corporation from Sobeys for $9,500,000 ($866,077 per acre) In October 2010. The property rights conveyed were the fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. The Town of Markham Official Plan designates the property High, Medium and Low Density Residential. The Zoning By-law classifies the property RHD2, RST1 and R6, all residential classifications. Downward adjustments were made for the comparable's superior location on Highway 7 in Markham, as well as its servicing and estimated time to develop. The final adjusted sale price is $606,254 per acre.

Sale 2 - Major Mackenzie Drive East is located on the south side of Major Mackenzie Drive East, east of Highway No. 48 in the Town of Markham. The site consists of 11.433 acres of land. It was purchased by Digram Developments Inc. from Ibrans Developments Ltd. for $5,775,000 (adjusted to $401,843 per acre) June-2010. The property rights conveyed were the fee simple interest. The sale is considered arms-length. The Town of Markham Official Plan designates the property Community Amenity Area. The Zoning By-law classifies the property 01, an open space classification, and RR4, a rural residential classification. A rezoning


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application and a draft plan of subdivision has been submitted which would facilitate a medium density residential development. A large upward adjustment was made for the comparable's inferior location. A downward adjustment was made for the comparable's superior density allowance of 479 residential units as well as for its servicing and estimated time to develop. The final adjusted sale price is **$381,029 per acre.**

Sale 3 - 13424 Keele Street is located on the west side of Keele Street, north of King Road in the Town of Aurora. This site consists of 3.59 acres of land with one single family detached home on it. It was purchased by Clearway Group from Vanna Homes for $1,500,000 ($417,827 per acre) in May 2011. The property rights conveyed were the fee simple interest. The sale is considered arms-length. The Township of King Official Plan designates the property Existing Low Density Residential. The Zoning By-law classifies the property R1 - residential. The purchaser had acquired the property with the intention of constructing a medium density residential development. An upward adjustment was made for the comparable's inferior location on Keele Street in King. The final adjusted sale price is **$459,610 per acre.**

Sale 4 - 16200 Yonge Street is located on the west side of Yonge Street, north of St. John's Sideroad in the Town of Newmarket. This site consists of 7.373 acres of $359,420 per acre) in May 2009. The property rights conveyed were the fee simple interest. The sale is considered arms-length. The Town of Newmarket Official Plan designates the property Emerging Residential, Floodplain and Open Space. The Zoning By-law classifies the property RM2 – multi-family residential and Open Space. The purchaser had acquired the property with the intention of constructing one medium density residential development. A rezoning application was approved to allow for a development of 80 stacked town homes. An upward adjustment was made for market conditions at the time of the sale. Downward adjustments were made for the comparable's superior location on Yonge Street as well as the assumed density of the development. The final adjusted sale price is **$316,289 per acre.**


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Residential Land Sales

Adjustment Table - Residential Land Sales					
ITEM	**Subject**	**Sale 1**	**Sale 2**	**Sale 3**	**Sale 4**
Location	Parcel B	4002 & 4022 Highway No. 7 Markham	Major Mackenzie Drive East Markham	13424 Keele St. King	16200 Yonge St. Newmarket
Date of Sale	-	Oct-10	Jun-10	May-10	May-09
Site Area (Acres)	15	10.969	11.433	3.59	7.373
Official Plan	Medium To High Density Residential	High, Medium & Low Residential	Medium Density Residential	Medium Density Residential	Medium Density Residential, Floodplain & Open Space
Zoning	Rural	RHD2, RST1 & R6	O1 & RR4	R1	RM2 & Open Space
Proposed Development	No applications have been submitted	N/A	Rezoning application has been submitted to allow for a medium density residential development that would include 257 townhouse units & 222 apartment units	No applications have been submitted. The purchaser intends to construct one medium density residential development	Application approved for a development of 80 stacked townhouses
Total Consideration		$9,500,000	$5,775,000	$1,500,000	$2,650,000
Unadjusted Price per Acre		**$866,077**	**$401,083** (adjusted)	**$417,827**	**$359,420**
Real Property Rights Conveyed		0%	0%	0%	0%
Adjusted Price (per sq. ft.)		$866,077	$401,083	$417,827	$359,420
Financing Terms		0%	0%	0%	0%
Adjusted Price (per sq. ft.)		$866,077	$401,083	$417,827	$359,420
Motivation		0%	0%	0%	0%
Adjusted Price (per sq. ft.)		$866,077	$401,083	$417,827	$359,420
Market Conditions		0%	0%	0%	10%
Adjusted Price (per sq.ft.)		$866,077	$401,083	$417,827	$395,361
Location		-10%	30%	10%	-15%
Density (Assumed)		0%	-15%	0%	-5%
Physical Characteristics		0%	0%	0%	0%
Servicing		-20%	-20%	0%	0%
Final Adjusted Rate per Acre		**$606,254**	**$381,029**	**$459,610**	**$316,289**


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Location Map of Comparable Rural Sales


ID Address
1 4002 Highway 7, Markham
2 Major Mackenzie Drive East, Markham
3 13424 Keele Street
4 16200 Yonge Street, Newmarket
Georgina
Newmarket
Aurora
King City
Richmond Hill
Markham
Vaughan
Pickering
Ajax
Whitby
Oshawa
Brampton
Bolton
Uxbridge
Port Perry
East Gwillimbury
Bradford West Gwillimbury
Whitchurch-Stouffville
Stouffville


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Summary

The above transactions represent the sales of Rural Land in York Region, ranging in size from 1.497 to 11.433 acres. The sale prices ranged between $359,420 and $1,336,005 per acre, before adjustments and between $316,289 and $981,964 per acre after adjustments.

Conclusions – Direct Comparison

Sale three and four have values of $316,,289 and $459,610 per acre, after adjustments. These two sales are located closest to the subject property and required the fewest net adjustments. Therefore, a value near the midpoint of this range would be appropriate for the subject property. After due consideration of the respective comparability of the sales analysed, it is our opinion that the estimated market value of the residential component of Parcel "B" is reflected in a unit rate of $400,000 per acre.

Parcel "B" 5 acres @$400,000/Acre =$2,000,000.

Two Million Dollars

A summary of the individual comparable sales is provided on the following pages.


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Sale 1

4002 – 4022 Highway 7, Markham

Located on the north side of Highway 7, east of Warden Avenue

SUMMARY

Sale Price	$9,500,000	
Sale Date	October 15, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$866,077	per acre

LEGAL

Vendor: Sobeys

Purchaser: Times Group Corporation

PIN: 02985-0044

Legal Description: Part of Lot 11, Concession 5, designated as Parts 1 and 2 on Plan 65R-13097


VILLAGE PKY
HIGHWAY 7

CONSIDERATION

Cash:	$9,500,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$9,500,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	10.969 Acres
Property Type:	Vacant Land – High, Medium and Low density residential
Topography	Flat, level tablelands


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Sale 2

Major Mackenzie Drive East, Markham

Located south of Major Mackenzie Drive east, east of Highway 48

SUMMARY

Sale Price	$5,775,000	
Sale Date	June 11, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$401,843	per acre

LEGAL

Vendor:	Ibrans Development Ltd
Purchaser:	Digram Developments Inc.
PIN:	03061-0285


MAJOR MACKENZIE DR E
DONALD COUSENS PKY
HIGHWAY 48
ARBOUR DR
SOLACE RD
STALMASTER RD

Legal Description: Part of Lot 20, Concession 8, as described in Instrument No. MA68788, Save and Except Part 1, Plan D834

CONSIDERATION

Cash:	$5,775,000	
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$5,775,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	11.433	Acres
Property Type:	Vacant Land – Medium Density Residential	
Topography	Flat, level tablelands	


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Sale 3

13424 Keele Street, King

Located on the west side of Keele Street, north of King Road

SUMMARY

Sale Price	$1,500,000	
Sale Date	May 11, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$417,827	per acre

LEGAL

Vendor:	Vanna Homes
Purchaser:	Clearway Group
PIN:	03370-0265

Legal Description: Part of Lot 8, Concession 4, King, as described in Instrument No. B37696B, designated as Part 1, Plan 65R-642, Save and Except Parts 1, 2 and 3, Plan 65R-2619 and Part 8, Expropriation Plan R305857


AUKLAND LANE
CARMICHAEL CRES
MCCLURE DR
KEELE ST
JENKINSON GROVE
CURRAN CRT
PELLATT GROVE

CONSIDERATION

Cash:	$1,500,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$1,500,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	3,59	Acres
Property Type:	Vacant Land – Medium Density Residential	
Topography	Level	


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Sale 4

16200 Yonge Street, Newmarket

Located on the west side of Yonge Street, north of St. Johns Sideroad

SUMMARY

Sale Price	$2,650,000	
Sale Date	May 8, 2009	
Rights Transferred	Fee Simple Interest	
Sale Rate	$359,420	per acre

LEGAL

Vendor: Mademont Yonge Inc.

Purchaser: 2202995 Ontario Inc.

PIN: 03626-0196

Legal Description: Part of Lot 87, Concession 1, designated as Parts 1, 2 and 3 on Plan 65R-23544

CONSIDERATION

Cash:	$2,650,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$2,650,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	7.373	Acres
Property Type:	Vacant Land	
Topography	Level	


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FINAL ESTIMATE OF VALUE

Parcel "B" 5 acres @$400,000 =$2,000,000.

Two Million Dollars

The above value estimate is applicable to the effective date of valuation, January 19, 2011 and is predicated on an exposure period of three to six months and assumes a sale on an all-cash to vendor basis.


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Short Narrative Appraisal
Parcel E
Wellington Street East

PREPARED BY:
Demetri Andros, AACI MRICS
Managing Director
Valuation & Advisory Services

PREPARED FOR:
Mr. John Medland
Vice President
Blair Franklin Capital Partners Inc.


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VALUATION

HIGHEST AND BEST USE

The principle of highest and best use is fundamental to the concept of value in real estate. Highest and best use, in general, may be defined as follows:

"The reasonably probable and legal use of vacant land of an improved property; which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum productivity."

Analysis

Legal Permissibility

- The property is currently designated as Mixed Use within the Official Plan and is intended for agricultural uses.
- The property is also zoned RU rural in the Town of Aurora Zoning By-law

Physical Possibility

- This site is located east of Bayview Avenue and south of Wellington Street.
- The site has frontage onto Wellington Street East.
- The subject lands are used for agricultural purposes and are currently under cultivation.

Financial Feasibility

- Of the permitted uses, agricultural uses would be feasible and marketable, based on the subject's location, site size, shape and land use patterns.

Maximum Productivity

- Based upon the nature of the subject lands and their location within the Town of Aurora – a holding use pending a review of the official plan or an amendment thereto to a residential use similar to the uses to the west may be the maximally productive use for the subject property.

Conclusion

- Based upon the analysis of the land as if vacant, the highest and best use is estimated to be as a speculative holding pending a review of the official plan with a view to achieving an official plan amendment for residential uses similar to those to the west.





SIGNIFICANT INVESTMENT CHARACTERISTICS OF SUBJECT

Market Demand	
Strengths	**Weaknesses**
• The GTA residential markets have been very strong over the past 2 years and continue to experience growth.	
• According to brokers and agents, the land market is still very strong.	
Location	
Strengths	**Weaknesses**
• Located within the Town of Aurora, a growing population node that is residential in character and surrounded by rural lands.	• Located beyond the current boundary for development within the Town.
• Located within commuting distance of the City of Toronto.	
• Good location and excellent access to the major arterial roads of Wellington Street East, Bayview Avenue, Leslie Street and Highway 404.	
Physical Characteristics	
Strengths	**Weaknesses**
• The subject site is of sufficient size to accommodate a sizeable medical arts – mixed use facility.	



VIEWS OF PARCEL "E"



VIEW LOOKING NORTH WEST PARCEL E


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VALUATION METHODOLOGY

Traditionally, there are three accepted methods of valuing real property:

- Cost Approach;
- Direct Comparison Approach; and
- Income Approach.

The selection of a relevant methodology depends upon the nature and characteristics of the real estate under consideration.

1) **The Cost Approach** to value is based upon the economic principle of substitution, which holds that the value of a property should not be more than the amount by which one can obtain, by purchase of a site and construction of a building without undue delay, a property of equal desirability and utility.

2) **The Direct Comparison Approach** examines the cost of acquiring equally desirable and valuable substitute properties, indicated by transactions of comparable properties, within the market area. The characteristics of the sale properties are compared to the subject property on the basis of time and such features as location, size and quality of improvements, design features and income generating potential of the property.

3) **The Income Approach** is an appropriate test for a property capable of producing rental income, since the method considers that capability. A capitalization process establishes the relationship between net income and value. Annual income is first calculated from actual rent or from a projection based on that rent which the property could expect to obtain in the open market. Deductions are then taken for those operating expenses, if any, paid by the owner. The resulting net income before debt service is then capitalized at an appropriate rate.

Selection of Relevant Methodology

The Direct Comparison Approach, which is the most common technique used to value land, is the preferred method when sales of comparable properties are available. The subject property is a parcel of vacant land located in a newly developing area of Aurora. Consequently the valuation methodology employed in this report was limited to the Direct Comparison Approach

.



DIRECT COMPARISON APPROACH

Introduction

The Direct Comparison Approach is a process of comparing market data. The prices paid for similar properties are usually used in estimated market value. However, prices asked by owners and offers made by prospective purchasers on similar properties may also be used in estimating value; in the absence of a sale, an asking price generally sets the upper limit of value for a property, whereas an offered price typically establishes the lower limit. Since this approach relies on the actions of buyers and sellers in the market, it is usually the best measure of property value when reliable market information is available.

The Direct Comparison Approach can be used in the valuation of most properties and is a persuasive test of value when there are sufficient recent sales of properties similar to the property being appraised. The estimate of value by the Direct Comparison Approach is typically a reliable indicator of market value for properties that are not traded on the basis of income, such as, single family dwellings, vacant land, and small owner occupied commercial and industrial properties. The reliability of this approach is diminished where:

- There is limited market information;
- Markets are experiencing rapidly changing market conditions, which may impact the reliability of the appraiser's adjustments; and
- Properties are traded on the basis of the economic characteristics of net income and anticipated rates of return; the economic characteristics are not a matter of public record and, since vendors and purchasers are often reluctant to fully disclose the financial details of the transaction, the value estimate can be impacted by factors that may not be evident in the comparison of the subject property and each comparable property.

The application of the Direct Comparison Approach involves a five-step process:

- Research the competitive market for information on sales transactions, listings and offers to purchase or sell involving properties that are similar to the subject property in terms of characteristics such as property type, date of sale, size, physical condition, location and land use constraints. The goal is to find a set of comparable sale properties as similar as possible to the subject property.
- Verify the information by confirming that the data obtained is factually accurate and that the transactions reflect arm's-length market considerations. Verification may also elicit additional information about the market.


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- Select relevant units of comparison (e.g., price per acre, price per square foot, price per front foot) and develop a comparative analysis for each unit. The goal here is to define and identify a unit of comparison that explains market behaviour.
- Look for differences between the comparable sale properties and the subject property using the elements of comparison. Then, adjust the price of each sale property to reflect how it differs from the subject property or eliminate that property as a comparable. This step typically involves using the most comparable sale properties and then adjusting for any remaining differences.
- Reconcile the various value indications produced from the analysis of comparables into a single value indication or a range of values.[1]

Sales Adjustment Process

Since no two properties are alike, comparison analysis requires consideration of the differences between the subject property and a comparable property. An adjustment must be made to the sale price of each comparable property for all significant differences. The adjustment is applied so the comparable sale price reflects the characteristics of the subject property. If a characteristic of a comparable property is superior to the subject property, then a downward adjustment to the sale price of the comparable property is required; if a characteristic of the comparable property is inferior, then an upward adjustment to the sale price is required. After the differences between the subject property and each comparable property have been considered and adjusted, the comparable properties with the fewest adjustments are generally considered most comparable to the subject property and are given the greatest weight as indications of market value for the subject property.

The adjustment process in comparison analysis can either be quantitative or qualitative. In using quantitative analysis techniques, mathematical processes are used to identify which elements of comparison require adjustments and to quantify the amount of the adjustment. Quantitative analysis techniques require sufficient market data for meaningful analysis from which the appraiser can substantiate the amount of the adjustment for each element requiring an adjustment.

Qualitative adjustment techniques do not quantify the amount of the adjustment. Relative comparison analysis is a qualitative technique where the relationships indicated by the market data are analyzed without recourse to quantification of the differences. In applying relative comparison analysis, the adjustment process reflects the imperfect nature of the real estate market; the appraiser analyses each comparable property to determine and rank each comparable property as to its inferiority, similarity or superiority to the characteristics of the property being appraised. In relative comparison analysis, the appraiser expresses the differences as being inferior,

---

[1] **Appraisal Institute and Appraisal Institute of Canada, *The Appraisal of Real Estate*, 2nd Canadian Edition (2002), page 17.5.**



greatly inferior, somewhat inferior, superior, greatly superior, somewhat superior or any other descriptive terms that clearly convey the quality of the differences in the item being compared between the subject property and the comparable sale property.

In comparing each comparable sale property to the subject property, the appraiser considers the elements of comparison, which are *"the characteristics or attributes of properties and transactions that help explain the variance of prices paid for real estate."*[2] The elements of comparison, in the order of consideration, are:

Market Condition (Time)

Where the market is changing, it may be necessary to adjust prices to reflect the time difference between the date of sale of a comparable property and the date of valuation.

Analysis

Property Rights Conveyed	• When real property rights are sold, they may be the sole subject of the contract or the contract may include other rights. In the sales comparison analysis, it is pertinent that the property rights of the comparable sale be similar to the property rights of the subject property. All the sales considered were fee simple transfers, no adjustments were necessary.
Financing Terms	• The transaction price of one property may differ from that of a similar property due to different financing arrangements. Financing arrangements may include existing mortgages at favorable interest rates or paying cash to a lender so that a mortgage with a below-market interest rate could be offered. Adjustments were made for properties with favorable interest rates.
Conditions of Sale	• Adjustments for conditions of sale usually reflect the motivations of the purchaser and vendor. In some cases the conditions of sale significantly affect transaction prices. Sales that reflect unusual situations, require an appropriate adjustment for motivation or sale condition. For example, power-of-sale conditions involve a certain degree of urgency on part of the lender - leading to a somewhat lower sale price than what would otherwise be expected. All the sales considered were normal market transactions with no undue motivation, no adjustments were necessary.

[2] *The Appraisal of Real Estate*, Glossary.8.


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Location	• An adjustment for location within a market area may be required when the locational characteristics of a comparable property are different from those of the subject property. Excessive locational differences may disqualify a property from use as a comparable. Most comparable properties in the same area have similar locational characteristics, but variations may exist within that area of analysis. Although no location is inherently desirable or undesirable, the market recognizes that one location is better than, similar to, or worse than another. • Both regional and neighborhood specific attributes were considered in the adjustment analysis. Generally, locations (all else equal) more distant from Toronto tend to decrease in value while properties with strong neighborhood amenities are considered most desirable.
Site Size	• The price per acre of land is expected to vary with the size of the tract. Generally, above an optimum acreage, as size increases, the price per acre decreases where all other features are similar. This is typically referred to as marginal diminishing utility.
Topography	• An esthetically pleasing contour or terrain which has a greater proportion of usable land will generally command a higher premium on the open market. In addition, topography also impacts site preparation costs (ie. fill requirements) and hence market value.
Zoning	• Any difference in the current use or the highest and best use of a potential comparable sale and the subject property must be addressed. Generally, in the valuation of vacant land, official plan and zoning regulations are the primary determinants of the highest and best use of the property, since they serve as the test of legal permissibility. Comparable sales with dissimilar zoning to that of the subject require adjustment for differences in utility as a result of permitted uses.

The Appraisal Institute of Canada recommends the use of "paired sales analysis" in the derivation of adjustments. This involves locating two very similar sales that sell in a similar time period. If the two sales differ in only one key feature, then the difference in sale price can be used as the "market indicator" for the adjustment for that feature. In practice, this concept usually only applies to newer homes in the subdivision. Rural, commercial and industrial properties tend to be unique, and therefore in practice are not usually possible


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to find paired sales to derive adjustments. In the absence of paired sales, it is the appraisers' experience and judgment (based on observation) that is used for adjustments.

Selection of Comparable Sales

Since characteristics of the comparable properties in this appraisal varied, the sale prices have been reduced to a common denominator. A price per square acre, often recognized by purchasers as an appropriate unit of comparison, has therefore been selected.

As one sale is not necessarily indicative of market value, an appraiser examines a number of market transactions. When properly reconciled, trends emerge, leading to the estimate of market value of the property being appraised.

A search for sales in Central York Region of rural development land yielded four sales considered similar to the subject property. The sale prices ranged from $1,075,000 to $3,781,313. The sales ranged in size from 1.985 to 5.744 acres. When converted to a rate per acre, the prices were from $541,562 to just over $673,617 per acre.

Commercial Land Sales

No.	Address	Municipality	Sale Date	Sale Price	Size (Acres)	Price per Acre
1	Don Hillock Drive & Goulding Avenue	Aurora	Nov-10	$1,075,000	1.985	$541,562
2	Rothbury Road	Richmond Hill	Oct-10	$3,781,313	5.744	$658,307
3	Trade Valley Drive	Vaughan	Jun-10	$1,644,300	2.441	$673,617
4	241 Trade Valley Drive	Whitchurch-Stouffville	Dec-09	$2,350,600	4.096	$573,877

A brief description of these four sales and the required adjustments follows.

Sale 1 (Don Hillock Drive & Goulding Avenue) is located in a business park north of Don Hillock Drive and east of Leslie Street in Aurora, this site consists of 1.985 acres of vacant land. It was purchased by HWP Diversified Holdings Inc. from 2146731 Ontario Ltd. for $1,075,000 ($541,562 per acre) on November 30, 2010. The property rights conveyed were fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. The land is located one kilometer east of the subject, just south of Wellington Street East, within Magna's neighboring land parcel. The Town of Aurora Official Plan designates the



property as a Business Park development area, with the same permitted use classifications as the subject. An upward adjustment was made for the superior location of the subject, located with direct frontage to Wellington Street East. The final adjusted sale price is **$568,640 per acre.**

Sale 2 (Rothbury Road) is located on the west side of Yonge Street, north of Elgin Mills in the Town of Richmond Hill. This site consists of 5.744 acres of vacant land. It was purchased by The Corporation of The Town of Richmond Hill from Heathwood Homes for $3,781,313 ($658,307 per acre) on October 21, 2010. The property rights conveyed were the fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. At the time of sale the land was vacant and unimproved. It is our understanding that the purchaser intends to submit an application for the construction of a single storey commercial building on the site. A downward adjustment was considered appropriate; representative of the comparable's superior location in Richmond Hill, an affluent suburb of the Greater Toronto Area. The final adjusted sale price is **$592,476 per acre.**

Sale 3 (Trade Valley Drive) is located in a business park / industrial node east of Highway 50 and south of Rutherford Road in Vaughan, Ontario. The site consists of 2.441 acres of vacant land. It was purchased by Anatolia Tile Inc from 1581600 Ontario Inc. for $1,644,300 ($673,617 per acre) on June 28, 2010. The property rights conveyed were fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. The City of Vaughan Official Plan designates the property as prestige area/ employment area, while the zoning by-law classifies the site EM2, a general employment classification. At the time of sale the land was vacant and unimproved, it is our understanding that the purchaser intends to submit applications for one industrial development upon the site. A slight downward adjustment is considered appropriate based on the comparable's superior location, situated in Vaughan, an up-market, highly desirable area within the Greater Toronto Area. The final adjusted sale price is **$639,937 per acre.**

Sale 4 (241 Trade Valley Drive) is located east of Highway 50, north of Langstaff Road in the City of Vaughan. This site consists of 4.096 acres of vacant land, purchased by Isadan Holdings Limited from 1581600 Ontario Ltd. for $2,350,600 ($573,877 per acre) on December 18, 2009. The property rights conveyed were the fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. The City of Vaughan Official Plan designates the property as a prestige employment area. The Zoning By-law classifies the property EM1, an employment classification. A rezoning application has been submitted proposing the property be re-classified as C7 land, a commercial zone. A downward adjustment was considered appropriate, representative of the superior location of this site. An upward adjustment is also required for the comparable's lower allowed density. The final adjusted sale price is **$631,265 per acre.**



Commercial Land Sales

Adjustment Table - Commercial Land Sales					
ITEM	**Subject**	**Sale 1**	**Sale 2**	**Sale 3**	**Sale 4**
Location	Parcel E	Don Hillock Drive & Goulding Avenue Aurora	Rothbury Road Richmond Hill	Trade Valley Drive Vaughan	241 Trade Valley Drive Vaughan
Date of Sale	-	Nov-10	Oct-10	Jun-10	Dec-09
Site Area (Acres)	10	1.985	5.744	2.441	4.096
Official Plan	Mixed Use	Business Park	Commercial / Mixed Use	General employment	Prestige Area
Zoning	RU-11, Rural General Exception Zone, suitable for a Clinic, Health Centre or Hospital	EM2 - General Employment	C1 - Commercial	EM2 - General Employment	EM1 - Prestige Employment
Proposed Development	A medical arts facility	Based on the acceptance of a site plan application to the City of Vaughan Planning Department the purchaser intends to construct one commercial development	The land is currently vacant and unimproved. It is our understanding that the purchasor intends to construct one single storey commercial building upon the site.	The land is currently vacant and unimproved. It is our understanding that the purchaser intends to construct one industrial building on the site upon site plan approval.	The land is currently vacant and unimproved. The purchasor intends to submit applications to ask for a portion of the site to be re-zoned to allow for small pad retail facilities and/or an office building.
Total Consideration		$1,075,000	$3,781,313	$1,644,300	$2,350,600
Unadjusted Price per Acre		**$541,562**	**$658,307**	**$673,617**	**$573,877**
Real Property Rights Conveyed		0%	0%	0%	0%
Adjusted Price (per sq. ft.)		$541,562	$658,307	$673,617	$573,877
Financing Terms		0%	0%	0%	0%
Adjusted Price (per sq. ft.)		$541,562	$658,307	$673,617	$573,877
Motivation		0%	0%	0%	0%
Adjusted Price (per sq. ft.)		$541,562	$658,307	$673,617	$573,877
Market Conditions		0%	0%	0%	10%
Adjusted Price (per sq.ft.)		$541,562	$658,307	$673,617	$631,265
Location		5%	-10%	-5%	-5%
Density (Assumed)		0%	0%	0%	5%
Physical Characteristics		0%	0%	0%	0%
Final Adjusted Rate per Acre		**$568,640**	**$592,476**	**$639,937**	**$631,265**


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Location Map of Comparable Rural Sales


ID Address
1 Don Hillock Drive, Aurora
2 Trade Valley Drive, Vaughan
3 Rothbury Road, Richmond Hill
4 241 Trade Valley Drive, Vaughan
Barrie
Newmarket
Richmond Hill
Markham
Vaughan
Pickering
Whitby
Ajax
Brampton
Toronto
Mississauga
Oakville
Burlington
Hamilton
St. Catherines
Guelph
Waterloo
Kitchener
Cambridge
Stratford
Orangeville
Shelburne
Walkerton
Hanover
Kincardine
Port Elgin
Saugeen Shores
Regional Municipality of Peel
Halton Hills
Milton
Caledon
Bolton
King City
Alliston
New Tecumseth
Bradford West Gwillimbury
East Gwillimbury
Whitchurch-Stouffville
Uxbridge
Mono
Tottenham
Essa
Innisfil
Mt Forest
North Perth
Listowel
Huron East
Bluewater
South Huron
St. Marys
Fergus
Rockwood
Acton
Dundas
Stoney Creek
Grimsby
Saint Catharines
Niagara-on-the-Lake
Paris
Blue Mountains
Palmerston
Minto


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Summary

The above transactions represent the sales of mixed use land in Central York Region (Aurora, Newmarket, northern Richmond Hill and Whitchurch-Stouffville), ranging in size from 1.985 acres to 5.744 acres. The sale prices ranged between $541,562 and $673,617 per acre, before adjustments and between $568,640 and $639,937 per acre after adjustments, therefore a value near the midpoint of that range would be appropriate for the subject property

Conclusions – Direct Comparison

As a result of the above analysis, it is my opinion that the market value of the subject property by the **Direct Comparison Approach**, as at the effective date of this valuation subject to the terms and conditions outlined in this report is reflected in a unit rate of $600,000 per acre.

Parcel "E" 10 acres @ $600,000/acre =$6,000,000.

Six Million Dollars

A summary of the individual comparable sales is provided on the following pages.


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Sale 1

DON HILLOCK DRIVE & GOULDING AVENUE, AURORA

Located south of Wellington Street East, east of Leslie Street

SUMMARY

Sale Price	$1,075,000	
Sale Date	November 30, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$541,562	per acre

LEGAL

Vendor:	2146731 Ontario Limited
Purchaser:	Zentil Property Management
PIN:	03642-2344
Legal Description:	Lot 5, Plan 65M - 3974



CONSIDERATION

Cash:	$1,075,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$1,075,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	1.985	Acres
Property Type:	Vacant Land	
Topography	Flat, level tablelands	

LAND USE DATA

Proposed Use: Business Park

At the time of sale the property was vacant and unimproved


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Sale 2

ROTHBURY ROAD, RICHMOND HILL

Located on the west side of Yonge Street, north of Elgin Mills Road West

SUMMARY

Sale Price	$3,781,313	
Sale Date	December 21, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$658,307	per acre

LEGAL

Vendor:	Heathwood Homes
Purchaser:	The Corporation of the Town of Richmond Hill
PIN:	03216-2520
Legal Description:	Blocks 92 and 93, Plan 65M-4205



CONSIDERATION

Cash:	$3,781,313	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$3,781,313	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	5.744	Acres
Property Type:	Vacant Land	
Topography		



Sale 3

TRADE VALLEY DRIVE, VAUGHAN

Located east of Highway 50, south of Rutherford Road

SUMMARY

Sale Price	$1,644,300	
Sale Date	June 28, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$673,617	per acre

LEGAL

Vendor:	1581600 Ontario Inc.
Purchaser:	Anatolia Tile Inc.
PIN:	03319-0054
Legal Description:	Block 5, Plan 65M-4150



CONSIDERATION

Cash:	$1,644,300	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$1,644,300	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	2.441	Acres
Property Type:	Vacant Land	
Topography	Flat, level tablelands	

LAND USE DATA

Proposed Use: One industrial building.

At the time of sale the property was vacant and unimproved.


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Sale 4

241 TRADE VALLEY DRIVE, VAUGHAN

Located on the east side of Highway 50, North of Langstaff Road

SUMMARY

Sale Price	$2,350,600	
Sale Date	December 18, 2009	
Rights Transferred	Fee Simple Interest	
Sale Rate	$573,877	per acre

LEGAL

Vendor:	1581600 Ontario Inc
Purchaser:	Isadan Holdings Ltd.
PIN:	03319-0055
Legal Description:	Block 6, Plan 65M-4150



CONSIDERATION

Cash:	$2,350,600	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$2,350,600	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	4.096 acres
Property Type:	Vacant Land
Topography	


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Map of Comparable Sales


ID Address
1 Don Hillock Drive, Aurora
2 Trade Valley Drive, Vaughan
3 Rothbury Road, Richmond Hill
4 241 Trade Valley Drive, Vaughan
Newmarket
Aurora
Richmond Hill
Vaughan
Markham
Whitchurch-Stouffville
Stouffville
King City
Kleinburg Station
Bolton
Schomberg
Nobleton


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FINAL ESTIMATE OF VALUE

Parcel "E" 10 acres @ $600,000/acre =$6,000,000.

Six Million Dollars

The above value estimate is applicable to the effective date of valuation, January 19, 2011 and is predicated on an exposure period of three to six months and assumes a sale on an all-cash to vendor basis.


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Short Narrative Appraisal
Parcel F
Wellington Street East

PREPARED BY:
Demetri Andros, AACI MRICS
Managing Director
Valuation & Advisory Services

PREPARED FOR:
Mr. John Medland
Vice President
Blair Franklin Capital Partners Inc.



VALUATION

HIGHEST AND BEST USE

The principle of highest and best use is fundamental to the concept of value in real estate. Highest and best use, in general, may be defined as follows:

"The reasonably probable and legal use of vacant land of an improved property; which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum productivity."

Analysis

Legal Permissibility

- The property is currently designated as a Business Park under the Official Plan (OPA 30) and is intended for development of high quality employment uses. Retail type development is discouraged. The current zoning of the property is (H) BP-3, permitting a range of uses including a convention centre, a data processing centre, fitness centre, food processing establishment, industrial uses if within an enclosed building, a hotel, office, research and training facility, printing, media and communications establishment.

Physical Possibility

- This site is located at the southwest corner of Wellington Street and Stronach Boulevard, opposite the Magna International headquarters. Its size and location would permit development of a variety of business related uses similar to those identified in the zoning regulations.
- The site has access from Stronach Blvd.
- The subject lands are clear, street elevation and level.
- ***Note: The soil conditions are assumed to be sufficient in quality to support the designated uses.***


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Financial Feasibility	• Of the permitted uses, high quality employment use would be feasible and marketable, based on the subject's location, site size, shape and land use patterns.
Maximum Productivity	• Based upon the nature of the subject lands and their location within the Town of Aurora – high quality employment use is believed to represent a maximally productive use for the subject property.
Conclusion	• Based upon the analysis of the land as if vacant, the highest and best use is estimated to be **High Quality Employment** Use as defined by the Town of Aurora Official Plan.




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SIGNIFICANT INVESTMENT CHARACTERISTICS OF SUBJECT

It is necessary to understand the specific investment characteristics of the subject property, as viewed by a potential purchaser.

Market Demand	
Strengths	**Weaknesses**
• The GTA Industrial and commercial markets have been very strong over the past 2 years and continue to experience growth.	• Business park developments are still more prevalent in the more developed areas to the south.
• According to brokers and agents, the land market is still very strong.	
• Greenbelt legislation has restricted land availability in the GTA.	
Location	
Strengths	**Weaknesses**
• Located within the Town of Aurora, a growing population node that is residential in character and surrounded by rural lands.	
• Excellent frontage onto Wellington Street East	
Physical Characteristics	
Strengths	**Weaknesses**
• The subject site is of sufficient size to accommodate high quality employment use.	



VIEW S OF PARCEL "F"



VIEW LOOKING NORTHWEST ON PARCEL F



VIEW LOOKING SOUTH ON PARCEL F


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VALUATION METHODOLOGY

Traditionally, there are three accepted methods of valuing real property:

- Cost Approach;
- Direct Comparison Approach; and
- Income Approach.

The selection of a relevant methodology depends upon the nature and characteristics of the real estate under consideration.

1) **The Cost Approach** to value is based upon the economic principle of substitution, which holds that the value of a property should not be more than the amount by which one can obtain, by purchase of a site and construction of a building without undue delay, a property of equal desirability and utility.

2) **The Direct Comparison Approach** examines the cost of acquiring equally desirable and valuable substitute properties, indicated by transactions of comparable properties, within the market area. The characteristics of the sale properties are compared to the subject property on the basis of time and such features as location, size and quality of improvements, design features and income generating potential of the property.

3) **The Income Approach** is an appropriate test for a property capable of producing rental income, since the method considers that capability. A capitalization process establishes the relationship between net income and value. Annual income is first calculated from actual rent or from a projection based on that rent which the property could expect to obtain in the open market. Deductions are then taken for those operating expenses, if any, paid by the owner. The resulting net income before debt service is then capitalized at an appropriate rate.

Selection of Relevant Methodology

The Direct Comparison Approach, which is the most common technique used to value land, is the preferred method when sales of comparable properties are available. The subject property is a parcel of vacant commercial land located in a newly developing area of Aurora. Consequently the valuation methodology employed in this report was limited solely to the Direct Comparison Approach in estimating the site's market value.



DIRECT COMPARISON APPROACH

Introduction

The Direct Comparison Approach is a process of comparing market data. The prices paid for similar properties are usually used in estimated market value. However, prices asked by owners and offers made by prospective purchasers on similar properties may also be used in estimating value; in the absence of a sale, an asking price generally sets the upper limit of value for a property, whereas an offered price typically establishes the lower limit. Since this approach relies on the actions of buyers and sellers in the market, it is usually the best measure of property value when reliable market information is available.

The Direct Comparison Approach can be used in the valuation of most properties and is a persuasive test of value when there are sufficient recent sales of properties similar to the property being appraised. The estimate of value by the Direct Comparison Approach is typically a reliable indicator of market value for properties that are not traded on the basis of income, such as, single family dwellings, vacant land, and small owner occupied commercial and industrial properties. The reliability of this approach is diminished where:

There is limited market information;

Markets are experiencing rapidly changing market conditions, which may impact the reliability of the appraiser's adjustments; and

Properties are traded on the basis of the economic characteristics of net income and anticipated rates of return; the economic characteristics are not a matter of public record and, since vendors and purchasers are often reluctant to fully disclose the financial details of the transaction, the value estimate can be impacted by factors that may not be evident in the comparison of the subject property and each comparable property.

The application of the Direct Comparison Approach involves a five-step process:

- Research the competitive market for information on sales transactions, listings and offers to purchase or sell involving properties that are similar to the subject property in terms of characteristics such as property type, date of sale, size, physical condition, location and land use constraints. The goal is to find a set of comparable sale properties as similar as possible to the subject property.


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- Verify the information by confirming that the data obtained is factually accurate and that the transactions reflect arm's-length market considerations. Verification may also elicit additional information about the market.
- Select relevant units of comparison (e.g., price per acre, price per square foot, price per front foot) and develop a comparative analysis for each unit. The goal here is to define and identify a unit of comparison that explains market behaviour.
- Look for differences between the comparable sale properties and the subject property using the elements of comparison. Then, adjust the price of each sale property to reflect how it differs from the subject property or eliminate that property as a comparable. This step typically involves using the most comparable sale properties and then adjusting for any remaining differences.
- Reconcile the various value indications produced from the analysis of comparables into a single value indication or a range of values.[1]

Sales Adjustment Process

Since no two properties are alike, comparison analysis requires consideration of the differences between the subject property and a comparable property. An adjustment must be made to the sale price of each comparable property for all significant differences. The adjustment is applied so the comparable sale price reflects the characteristics of the subject property. If a characteristic of a comparable property is superior to the subject property, then a downward adjustment to the sale price of the comparable property is required; if a characteristic of the comparable property is inferior, then an upward adjustment to the sale price is required. After the differences between the subject property and each comparable property have been considered and adjusted, the comparable properties with the fewest adjustments are generally considered most comparable to the subject property and are given the greatest weight as indications of market value for the subject property.

The adjustment process in comparison analysis can either be quantitative or qualitative. In using quantitative analysis techniques, mathematical processes are used to identify which elements of comparison require adjustments and to quantify the amount of the adjustment. Quantitative analysis techniques require sufficient market data for meaningful analysis from which the appraiser can substantiate the amount of the adjustment for each element requiring an adjustment.

[1] Appraisal Institute and Appraisal Institute of Canada, *The Appraisal of Real Estate*, 2nd Canadian Edition (2002), page 17.5.


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Qualitative adjustment techniques do not quantify the amount of the adjustment. Relative comparison analysis is a qualitative technique where the relationships indicated by the market data are analyzed without recourse to quantification of the differences. In applying relative comparison analysis, the adjustment process reflects the imperfect nature of the real estate market; the appraiser analyses each comparable property to determine and rank each comparable property as to its inferiority, similarity or superiority to the characteristics of the property being appraised. In relative comparison analysis, the appraiser expresses the differences as being inferior, greatly inferior, somewhat inferior, superior, greatly superior, somewhat superior or any other descriptive terms that clearly convey the quality of the differences in the item being compared between the subject property and the comparable sale property.

In comparing each comparable sale property to the subject property, the appraiser considers the elements of comparison, which are *"the characteristics or attributes of properties and transactions that help explain the variance of prices paid for real estate."*[2] The elements of comparison, in the order of consideration, are:

Market Condition (Time)

Where the market is changing, it may be necessary to adjust prices to reflect the time difference between the date of sale of a comparable property and the date of valuation.

Analysis

Property Rights Conveyed	• When real property rights are sold, they may be the sole subject of the contract or the contract may include other rights. In the sales comparison analysis, it is pertinent that the property rights of the comparable sale be similar to the property rights of the subject property. All the sales considered were fee simple transfers, no adjustments were necessary.
Financing Terms	• The transaction price of one property may differ from that of a similar property due to different financing arrangements. Financing arrangements may include existing mortgages at favorable interest rates or paying cash to a lender so that a mortgage with a below-market interest rate could be offered. Adjustments were made for properties with favorable interest rates.

[2] ***The Appraisal of Real Estate*, Glossary.8.**


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Conditions of Sale

- Adjustments for conditions of sale usually reflect the motivations of the purchaser and vendor. In some cases the conditions of sale significantly affect transaction prices. Sales that reflect unusual situations, require an appropriate adjustment for motivation or sale condition. For example, power-of-sale conditions involve a certain degree of urgency on part of the lender - leading to a somewhat lower sale price than what would otherwise be expected. All the sales considered were normal market transactions with no undue motivation, no adjustments were necessary.

Location

- An adjustment for location within a market area may be required when the locational characteristics of a comparable property are different from those of the subject property. Excessive locational differences may disqualify a property from use as a comparable. Most comparable properties in the same area have similar locational characteristics, but variations may exist within that area of analysis. Although no location is inherently desirable or undesirable, the market recognizes that one location is better than, similar to, or worse than another.
- Both regional and neighborhood specific attributes were considered in the adjustment analysis. Generally, locations (all else equal) that offer good exposure to a major transportation route and are easily accessible and in reasonable proximity to a skilled labor force potential are considered most desirable.

Site Size

- The price per acre of land is expected to vary with the size of the tract. Generally, above an optimum acreage, as size increases, the price per acre decreases where all other features are similar. This is typically referred to as marginal diminishing utility.

Topography

- An esthetically pleasing contour or terrain which has a greater proportion of usable land will generally command a higher premium on the open market. In addition, topography also impacts site preparation costs (ie. fill requirements) and hence market value.

Zoning

- Any difference in the current use or the highest and best use of a potential comparable sale and the subject property must be addressed. Generally, in the valuation of vacant land, zoning is one of the primary determinants of the highest and best use of the property, since it serves



as the test of legal permissibility. Comparable sales with dissimilar zoning to that of the subject require adjustment for differences in utility as a result of permitted uses.

The Appraisal Institute of Canada recommends the use of "paired sales analysis" in the derivation of adjustments. This involves locating two very similar sales that sell in a similar time period. If the two sales differ in only one key feature, then the difference in sale price can be used as the "market indicator" for the adjustment for that feature. In practice, this concept usually only applies to newer homes in the subdivision. Rural, commercial and industrial properties tend to be unique, and therefore in practice are not usually possible to find paired sales to derive adjustments. In the absence of paired sales, it is the appraisers' experience and judgment (based on observation) that is used for adjustments

Selection of Comparable Sales

Since characteristics of the comparable properties in this appraisal varied, the sale prices have been reduced to a common denominator. A price per acre, often recognized by purchasers as an appropriate unit of comparison, has therefore been selected.

As one sale is not necessarily indicative of market value, an appraiser examines a number of market transactions. When properly reconciled, trends emerge, leading to the estimate of market value of the property being appraised.

The commercial component of Parcel "F", as described in the land use description, comprises 11 acres, less 1.45 acres retained by the client for personal use. A search of comparable sales in Central York with the potential for Business Park development yielded four sales considered good comparables to the subject property. The sale prices ranged from $1,075,000 to $16,875,000, with the largest figure representing a large acreage transaction, appropriated accounted for in the analysis. The sales ranged in size from 1.985 to 24.871 acres. When converted to a rate per acre, the prices were from $541,562 to $788,707 per acre.


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Comparable Land Sales

No.	Address	Municipality	Sale Date	Sale Price	Size (Acres)	Price per Acre
1	Don Hillock Drive & Goulding Avenue	Aurora	Nov-10	$1,075,000	1.985	$541,562
2	Trade Valley Drive	Vaughan	Jun-10	$1,644,300	2.441	$673,617
3	8300 Huntington Road	Vaughan	Jun-10	$16,875,560	24.817	$680,000
4	1288 Millard Street	Whitchurch-Stouffville	Jun-09	$2,892,190	3.667	$788,707

The following is a brief description of the comparable sales and the adjustments required to the sale prices for purposes of comparison with the subject.

Sale 1 (Don Hillock Drive & Goulding Avenue) is located in a business park north of Don Hillock Drive and east of Leslie Street in Aurora, this site consists of 1.985 acres of vacant land. It was purchased by HWP Diversified Holdings Inc. from 2146731 Ontario Ltd. for $1,075,000 ($541,562 per acre) on November 30, 2010. The property rights conveyed were fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. The land is located one kilometer east of the subject, just south of Wellington Street East, within Magna's neighboring land parcel. The Town of Aurora Official Plan designates the property as a Business Park development area, with the same permitted use classifications as the subject. An upward adjustment was made for the superior location of the subject, located with direct frontage to Wellington Street east. The final adjusted sale price is $568,640 per acre.

Sale 2 (Trade Valley Drive) is located in a business park / industrial node east of Highway 50 and south of Rutherford Road in Vaughan, Ontario. The site consists of 2.441 acres of vacant land. It was purchased by Anatolia Tile Inc from 1581600 Ontario Inc. for $1,644,300 ($673,617 per acre) on June 28, 2010. The property rights conveyed were fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. The City of Vaughan Official Plan designates the property as prestige area/ employment area, while the zoning by-law classifies the site EM2, a general employment classification. At the time of sale the land was vacant and unimproved, it is our understanding that the purchaser intends to submit applications for one industrial development upon the site. A slight downward adjustment is considered appropriate based on the comparable's superior location, situated in Vaughan, an up-market, highly desirable area within the Greater Toronto Area. The final adjusted sale price is $639,937 per acre.


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Sale 3 (8300 Huntington Road) is located in a mixed business park and agricultural area east of Highway 50, north of Highway 7. The site consists of 24.817 acres of vacant land. It was purchased by Anatolia Tile Inc from Roybridge Investments for $16,875,560 ($680,000 per acre) on June 28, 2010. The property rights conveyed were fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. The City of Vaughan Official Plan designates the property as a business employment area, while the zoning by-law classifies the site EM1, a prestige employment area classification. At the time of sale the land was vacant and unimproved. An application for the development of an industrial building was proposed and accepted in by permit on June 23rd 2010. A downward adjustment is considered appropriate based on the comparable's superior location, situated in Vaughan, an up-market, highly desirable area within the Greater Toronto Area. A further downward adjustment has been considered appropriate on the basis of this particular site falling within a zoning classification permitting the by-passing of normal site plan application processes, allowing for more flexible developments. The final adjusted sale price is **$625,600 per acre.**

Sale 4 (1288 Millard Street) is located within the Oak Ridge Moraine settlement area in the Town of Whitchurch-Stouffville. The Community of Stouffville Secondary Plan and the Town of Whitchurch-Stouffville Official Plan both designate the property as a business park area. The land is currently zoned as IP-H, an industrial classification. The site consists of 3.667 acres of vacant land. It was purchased by 2187042 Ontario Ltd. from the Sorbara Group for $2,892,190 ($788,707 per acre) on June 19, 2009. The property rights conveyed were fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. At the time of sale the site was undergoing preliminary grading while an application for the development of a new 30,000 sq. ft Toyota Dealership was awaiting approval. An downward adjustment has been considered appropriate given the comparables smaller acreage, with a higher premium required per acre in comparison to larger sales. The final adjusted sale price is **$749,272 per acre.**

After adjustments the four key sales indicate a unit value ranging from $568,640 to $749,272 per acre.



ITEM	Subject	Sale 1	Sale 2	Sale 3	Sale 4
Location	Parcel F	Don Hillock Drive & Goulding Avenue Aurora	Trade Valley Drive Vaughan	8300 Huntington Road Vaughan	1288 Millard Street Whitchurch-Stouffville
Date of Sale	-	Nov-10	Jun-10	Jun-10	Jun-09
Site Area (Acres)	9.55	1.985	2.441	24.817	3.667
Official Plan	Business park	Business Park	General employment	Prestige area and employment area general	Business Park
Zoning	(H) BP-3 - Business Park	EM2 - General Employment	EM2 - General Employment	EM1 -Prestige Employment Area	IP-H - Prestige Industrial
Proposed Development	Commercial	Based on the acceptance of a site plan application to the City of Vaughan Planning Department, the purchaser intends to construct one commercial development.	The land is currently vacant and unimproved. It is our understanding that the purchaser intends to construct one industrial building on the site upon site plan approval.	At the time of sale the land was vacant and unimproved. The purchasor has submitted an application proposing the development of an industrial/commercial facility.	A site plan has been submitted proposing the development of a 30,301 square foot car dealership. The application is currently pending approval.
Total Consideration		$1,075,000	$1,644,300	$16,875,560	$2,892,190
Unadjusted Price per Acre		**$541,562**	**$673,617**	**$680,000**	**$788,707**
Real Property Rights Conveyed		0%	0%	0%	0%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$788,707
Financing Terms		0%	0%	0%	0%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$788,707
Motivation		0%	0%	0%	0%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$788,707
Market Conditions		0%	0%	0%	0%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$788,707
Location		5%	-5%	-5%	0%
Density (Assumed)		0%	0%	0%	0%
Physical Characteristics		0%	0%	-3%	-5%
Final Adjusted Rate per Acre		**$568,640**	**$639,937**	**$625,600**	**$749,272**



Summary

The above transactions represent the sale of comparable land in York Region, ranging in size from 1.985 acres to 24.817 acres. The sale prices ranged between $541,562 and $788,707 per acre, before adjustments and between $568,640 and $749,272 per acre after adjustments. The three most recent of the four sales fall within a price range of $568,640 and $639,937 per acre, therefore, a value near the midpoint of that range would be appropriate for the subject property

After due consideration of the respective comparability of the sales analysed, it is our opinion that the estimated market value of Parcel "F" at the effective date, and via the Direct Comparison Approach is reflected in a unit rate of $600,000 per acre.

Parcel "F" has an area of 11 acres however the client wishes to retain 1.45 acres of the site for personal use. Accordingly, the value estimations have been based on a site size of 9.55 acres in total. Applying the unit rate derived from the four key comparable sales results in a value estimate as follows:

9.55 acres @ $600,000 = $5,730,000

Five Million Seven Hundred and Thirty Thousand Dollars

A summary of the individual key sales transactions follows;




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Sale 1

DON HILLOCK DRIVE & GOULDING AVENUE, AURORA

Located south of Wellington Street East, east of Leslie Street

SUMMARY

Sale Price	$1,075,000	
Sale Date	November 30, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$541,562	per acre

LEGAL

Vendor:	2146731 Ontario Limited
Purchaser:	Zentil Property Management
PIN:	03642-2344
Legal Description:	Lot 5, Plan 65M - 3974



CONSIDERATION

Cash:	$1,075,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$1,075,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	1.985	Acres
Property Type:	Vacant Land	
Topography	Flat, level tablelands	

LAND USE DATA

Proposed Use: Business Park

At the time of sale the property was vacant and unimproved





Sale 2

TRADE VALLEY DRIVE, VAUGHAN

Located east of Highway 50, south of Rutherford Road

SUMMARY

Sale Price	$1,644,300	
Sale Date	June 28, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$673,617	per acre

LEGAL

Vendor:	1581600 Ontario Inc.
Purchaser:	Anatolia Tile Inc.
PIN:	03319-0054
Legal Description:	Block 5, Plan 65M-4150



CONSIDERATION

Cash:	$1,644,300	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$1,644,300	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	2.441	Acres
Property Type:	Vacant Land	
Topography	Flat, level tablelands	

LAND USE DATA

Proposed Use: One industrial building.

At the time of sale the property was vacant and unimproved




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Sale 3

8300 HUNTINGTON ROAD, VAUGHAN

Located east of Highway 50 and north of Highway 7

SUMMARY

Sale Price	$16,875,560	
Sale Date	June 28, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$680,000	per acre

LEGAL

Vendor: Roybridge Investments

Purchaser: Anatolia Tile Inc.

PIN: 03317-0495, 03317-0525

Legal Description: Part of Road allowance between concession 9 and 10, Vaughan, designated as parts 10, 11 and 12 on plan 65R-30590


Huntington Rd
Huntington Rd
Zenway Blvd
Zenway Blvd

CONSIDERATION

Cash:	$16,875,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$16,875,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	24.817	Acres
Property Type:	Vacant Land	
Topography	Flat, level tablelands	

LAND USE DATA

Proposed Use: Industrial/ Employment

At the time of sale the property was vacant and unimproved




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Sale 4

1288 MILLARD STREET, WHITCHURCH-STOUFFVILLE

Located east of Highway 48 and north of Main Street

SUMMARY

Sale Price	$2,892,190	
Sale Date	June 19, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$788,707	per acre

LEGAL

Vendor:	Sorbara Group
Purchaser:	2187042 Ontario Inc.
PIN:	03719-0569
Legal Description:	Block 9 on Plan 65M-4043



CONSIDERATION

Cash:	$2,892,190	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$2,892,190	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	3.667	Acres
Property Type:	Vacant Land	
Topography	Flat, level tablelands	

LAND USE DATA

Proposed Use: Business Park - Auto Dealership

At the time of sale the property was vacant and unimproved




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Location Map of Comparable Land Sales


ID Address
1 Hillock Drive Aurora
2 Trade Valley Drive, Vaughan
3 8300 Huntington Road, Vaughan
4 1288 Millard Street, Whitchurch-Stouffville
Newmarket
Aurora
Richmond Hill
Markham
Vaughan
Brampton
Toronto
Pickering
Ajax
Whitby
Oshawa
Orangeville
Whitchurch-Stouffville
Stouffville
East Gwillimbury
Bradford West Gwillimbury
Halton Hills


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FINAL ESTIMATE OF VALUE

9.55 acres @ $600,000 = $5,730,000

Five Million Seven Hundred and Thirty Thousand Dollars

The above value estimate is applicable to the effective date of valuation, January 19, 2011 and is predicated on an exposure period of three to six months and assumes a sale on an all-cash to vendor basis.




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Short Narrative Appraisal
Parcel G
Wellington Street East

PREPARED BY:
Demetri Andros, AACI MRICS
Managing Director
Valuation & Advisory Services

PREPARED FOR:
Mr. John Medland
Vice President
Blair Franklin Capital Partners Inc.



VALUATION

HIGHEST AND BEST USE

The principle of highest and best use is fundamental to the concept of value in real estate. Highest and best use, in general, may be defined as follows:

"The reasonably probable and legal use of vacant land of an improved property; which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum productivity."

Analysis

Legal Permissibility

- The property is currently designated as a Business Park under the Official Plan (OPA 30) and is intended for development of high quality employment uses. Retail type development is discouraged. The current zoning of the property is RU-7, a rural general exception zone permitting a range of uses including a company headquarters, an arts or education centre, a health centre, a gatehouse or security facility and a cafeteria, all related solely to Magna's operations.

Physical Possibility

- This site is located on the southern side of Wellington Street, east of Stronach Boulevard in front of Magna International headquarters. Its size and location would permit development of a variety of business related uses similar to those identified in the zoning regulations provided zoning amendments are accepted in accordance with the Official Plan.
- The subject lands are clear, street elevation and level.
- *Note: The soil conditions are assumed to be sufficient in quality to support the designated uses.*


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Financial Feasibility

- Of the permitted uses, high quality employment use would be feasible and marketable, based on the subject's location, site size, shape and land use patterns.

Maximum Productivity

- Based upon the nature of the subject lands and their location within the Town of Aurora – high quality employment use is believed to represent a maximally productive use for the subject property.

Conclusion

- Based upon the analysis of the land as if vacant, the highest and best use is estimated to be **High Quality Employment Use** as defined by the Town of Aurora Official Plan.




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SIGNIFICANT INVESTMENT CHARACTERISTICS OF SUBJECT

It is necessary to understand the specific investment characteristics of the subject property, as viewed by a potential purchaser.

Market Demand	
Strengths	**Weaknesses**
• The GTA Industrial and commercial markets have been very strong over the past 2 years and continue to experience growth.	• Business park developments are still more prevalent in the more developed areas to the south.
• According to brokers and agents, the land market is still very strong.	
• Greenbelt legislation has restricted land availability in the GTA.	
Location	
Strengths	**Weaknesses**
• Located within the Town of Aurora, a growing population node that is residential in character and surrounded by rural lands.	
• Excellent frontage onto Wellington Street East	
Physical Characteristics	
Strengths	**Weaknesses**
• The subject site is of sufficient size to accommodate high quality employment use.	


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VIEW S OF PARCEL "G"



VIEWS LOOKING NORTHWEST ON PARCEL G





VALUATION METHODOLOGY

Traditionally, there are three accepted methods of valuing real property:

- Cost Approach;
- Direct Comparison Approach; and
- Income Approach.

The selection of a relevant methodology depends upon the nature and characteristics of the real estate under consideration.

1) **The Cost Approach** to value is based upon the economic principle of substitution, which holds that the value of a property should not be more than the amount by which one can obtain, by purchase of a site and construction of a building without undue delay, a property of equal desirability and utility.

2) **The Direct Comparison Approach** examines the cost of acquiring equally desirable and valuable substitute properties, indicated by transactions of comparable properties, within the market area. The characteristics of the sale properties are compared to the subject property on the basis of time and such features as location, size and quality of improvements, design features and income generating potential of the property.

3) **The Income Approach** is an appropriate test for a property capable of producing rental income, since the method considers that capability. A capitalization process establishes the relationship between net income and value. Annual income is first calculated from actual rent or from a projection based on that rent which the property could expect to obtain in the open market. Deductions are then taken for those operating expenses, if any, paid by the owner. The resulting net income before debt service is then capitalized at an appropriate rate.

Selection of Relevant Methodology

The Direct Comparison Approach, which is the most common technique used to value land, is the preferred method when sales of comparable properties are available. The subject property is a parcel of vacant commercial land located in a newly developing area of Aurora. Consequently the valuation methodology employed in this report was limited solely to the Direct Comparison Approach in estimating the site's market value.



DIRECT COMPARISON APPROACH

Introduction

The Direct Comparison Approach is a process of comparing market data. The prices paid for similar properties are usually used in estimated market value. However, prices asked by owners and offers made by prospective purchasers on similar properties may also be used in estimating value; in the absence of a sale, an asking price generally sets the upper limit of value for a property, whereas an offered price typically establishes the lower limit. Since this approach relies on the actions of buyers and sellers in the market, it is usually the best measure of property value when reliable market information is available.

The Direct Comparison Approach can be used in the valuation of most properties and is a persuasive test of value when there are sufficient recent sales of properties similar to the property being appraised. The estimate of value by the Direct Comparison Approach is typically a reliable indicator of market value for properties that are not traded on the basis of income, such as, single family dwellings, vacant land, and small owner occupied commercial and industrial properties. The reliability of this approach is diminished where:

There is limited market information;

Markets are experiencing rapidly changing market conditions, which may impact the reliability of the appraiser's adjustments; and

Properties are traded on the basis of the economic characteristics of net income and anticipated rates of return; the economic characteristics are not a matter of public record and, since vendors and purchasers are often reluctant to fully disclose the financial details of the transaction, the value estimate can be impacted by factors that may not be evident in the comparison of the subject property and each comparable property.

The application of the Direct Comparison Approach involves a five-step process:

- Research the competitive market for information on sales transactions, listings and offers to purchase or sell involving properties that are similar to the subject property in terms of characteristics such as property type, date of sale, size, physical condition, location and land use constraints. The goal is to find a set of comparable sale properties as similar as possible to the subject property.


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- Verify the information by confirming that the data obtained is factually accurate and that the transactions reflect arm's-length market considerations. Verification may also elicit additional information about the market.
- Select relevant units of comparison (e.g., price per acre, price per square foot, price per front foot) and develop a comparative analysis for each unit. The goal here is to define and identify a unit of comparison that explains market behavior.
- Look for differences between the comparable sale properties and the subject property using the elements of comparison. Then, adjust the price of each sale property to reflect how it differs from the subject property or eliminate that property as a comparable. This step typically involves using the most comparable sale properties and then adjusting for any remaining differences.
- Reconcile the various value indications produced from the analysis of comparables into a single value indication or a range of values.[1]

Sales Adjustment Process

Since no two properties are alike, comparison analysis requires consideration of the differences between the subject property and a comparable property. An adjustment must be made to the sale price of each comparable property for all significant differences. The adjustment is applied so the comparable sale price reflects the characteristics of the subject property. If a characteristic of a comparable property is superior to the subject property, then a downward adjustment to the sale price of the comparable property is required; if a characteristic of the comparable property is inferior, then an upward adjustment to the sale price is required. After the differences between the subject property and each comparable property have been considered and adjusted, the comparable properties with the fewest adjustments are generally considered most comparable to the subject property and are given the greatest weight as indications of market value for the subject property.

The adjustment process in comparison analysis can either be quantitative or qualitative. In using quantitative analysis techniques, mathematical processes are used to identify which elements of comparison require adjustments and to quantify the amount of the adjustment. Quantitative analysis techniques require sufficient market data for meaningful analysis from which the appraiser can substantiate the amount of the adjustment for each element requiring an adjustment.

---

[1] Appraisal Institute and Appraisal Institute of Canada, *The Appraisal of Real Estate*, 2nd Canadian Edition (2002), page 17.5.


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Qualitative adjustment techniques do not quantify the amount of the adjustment. Relative comparison analysis is a qualitative technique where the relationships indicated by the market data are analyzed without recourse to quantification of the differences. In applying relative comparison analysis, the adjustment process reflects the imperfect nature of the real estate market; the appraiser analyses each comparable property to determine and rank each comparable property as to its inferiority, similarity or superiority to the characteristics of the property being appraised. In relative comparison analysis, the appraiser expresses the differences as being inferior, greatly inferior, somewhat inferior, superior, greatly superior, somewhat superior or any other descriptive terms that clearly convey the quality of the differences in the item being compared between the subject property and the comparable sale property.

In comparing each comparable sale property to the subject property, the appraiser considers the elements of comparison, which are *"the characteristics or attributes of properties and transactions that help explain the variance of prices paid for real estate."*[2] The elements of comparison, in the order of consideration, are:

Market Condition (Time)

Where the market is changing, it may be necessary to adjust prices to reflect the time difference between the date of sale of a comparable property and the date of valuation.

Analysis

Property Rights Conveyed

- When real property rights are sold, they may be the sole subject of the contract or the contract may include other rights. In the sales comparison analysis, it is pertinent that the property rights of the comparable sale be similar to the property rights of the subject property. All the sales considered were fee simple transfers, no adjustments were necessary.

Financing Terms

- The transaction price of one property may differ from that of a similar property due to different financing arrangements. Financing arrangements may include existing mortgages at favorable interest rates or paying cash to a lender so that a mortgage with a below-market interest rate could be offered. Adjustments were made for properties with favorable interest rates.

[2] *The Appraisal of Real Estate*, Glossary.8.


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Conditions of Sale

- Adjustments for conditions of sale usually reflect the motivations of the purchaser and vendor. In some cases the conditions of sale significantly affect transaction prices. Sales that reflect unusual situations, require an appropriate adjustment for motivation or sale condition. For example, power-of-sale conditions involve a certain degree of urgency on part of the lender - leading to a somewhat lower sale price than what would otherwise be expected. All the sales considered were normal market transactions with no undue motivation, no adjustments were necessary.

Location

- An adjustment for location within a market area may be required when the locational characteristics of a comparable property are different from those of the subject property. Excessive locational differences may disqualify a property from use as a comparable. Most comparable properties in the same area have similar locational characteristics, but variations may exist within that area of analysis. Although no location is inherently desirable or undesirable, the market recognizes that one location is better than, similar to, or worse than another.
- Both regional and neighborhood specific attributes were considered in the adjustment analysis. Generally, locations (all else equal) that offer good exposure to a major transportation route and are easily accessible and in reasonable proximity to a skilled labor force potential are considered most desirable.

Site Size

- The price per acre of land is expected to vary with the size of the tract. Generally, above an optimum acreage, as size increases, the price per acre decreases where all other features are similar. This is typically referred to as marginal diminishing utility.

Topography

- An esthetically pleasing contour or terrain which has a greater proportion of usable land will generally command a higher premium on the open market. In addition, topography also impacts site preparation costs (ie. fill requirements) and hence market value.

Zoning

- Any difference in the current use or the highest and best use of a potential comparable sale and the subject property must be addressed. Generally, in the valuation of vacant land, zoning is one of the primary determinants of the highest and best use of the property, since it serves



as the test of legal permissibility. Comparable sales with dissimilar zoning to that of the subject require adjustment for differences in utility as a result of permitted uses.

The Appraisal Institute of Canada recommends the use of "paired sales analysis" in the derivation of adjustments. This involves locating two very similar sales that sell in a similar time period. If the two sales differ in only one key feature, then the difference in sale price can be used as the "market indicator" for the adjustment for that feature. In practice, this concept usually only applies to newer homes in the subdivision. Rural, commercial and industrial properties tend to be unique, and therefore in practice are not usually possible to find paired sales to derive adjustments. In the absence of paired sales, it is the appraisers' experience and judgment (based on observation) that is used for adjustments

Selection of Comparable Sales

Since characteristics of the comparable properties in this appraisal varied, the sale prices have been reduced to a common denominator. A price per acre, often recognized by purchasers as an appropriate unit of comparison, has therefore been selected.

As one sale is not necessarily indicative of market value, an appraiser examines a number of market transactions. When properly reconciled, trends emerge, leading to the estimate of market value of the property being appraised.

The commercial component of Parcel "G", as described in the land use description, comprises 16 acres, less 1.45 acres retained by the client for personal use.

A search of comparable sales in Central York Region with the potential for Business Park development yielded four sales considered good comparables to the subject property. The sale prices ranged from $1,075,000 to $16,875,000, with the largest figure representing a large acreage transaction, appropriated accounted for in the analysis. The sales ranged in size from 1.985 to 24.871 acres. When converted to a rate per acre, the prices were from $541,562 to $788,707 per acre.



Comparable Land Sales

No.	Address	Municipality	Sale Date	Sale Price	Size (Acres)	Price per Acre
1	Don Hillock Drive & Goulding Avenue	Aurora	Nov-10	$1,075,000	1.985	$541,562
2	Trade Valley Drive	Vaughan	Jun-10	$1,644,300	2.441	$673,617
3	8300 Huntington Road	Vaughan	Jun-10	$16,875,560	24.817	$680,000
4	1288 Millard Street	Whitchurch-Stouffville	Jun-09	$2,892,190	3.667	$788,707

The following is a brief description of the comparable sales and the adjustments required to the sale prices for purposes of comparison with the subject.

Sale 1 (Don Hillock Drive & Goulding Avenue) is located in a business park north of Don Hillock Drive and east of Leslie Street in Aurora, this site consists of 1.985 acres of vacant land. It was purchased by HWP Diversified Holdings Inc. from 2146731 Ontario Ltd. for $1,075,000 ($541,562 per acre) on November 30, 2010. The property rights conveyed were fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. The land is located one kilometer east of the subject, just south of Wellington Street East, within Magna's neighboring land parcel. The Town of Aurora Official Plan designates the property as a Business Park development area, with the same permitted use classifications as the subject. An upward adjustment was made for the superior location of the subject, located with direct frontage to Wellington Street east. The final adjusted sale price is $568,640 per acre.

Sale 2 (Trade Valley Drive) is located in a business park / industrial node east of Highway 50 and south of Rutherford Road in Vaughan, Ontario. The site consists of 2.441 acres of vacant land. It was purchased by Anatolia Tile Inc from 1581600 Ontario Inc. for $1,644,300 ($673,617 per acre) on June 28, 2010. The property rights conveyed were fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. The City of Vaughan Official Plan designates the property as prestige area/ employment area, while the zoning by-law classifies the site EM2, a general employment classification. At the time of sale the land was vacant and unimproved, it is our understanding that the purchaser intends to submit applications for one industrial development upon the site. A slight downward adjustment is considered appropriate based on the comparable's superior location, situated in Vaughan, an up-market, highly desirable area within the Greater Toronto Area. The final adjusted sale price is $639,937 per acre.



Sale 3 (8300 Huntington Road) is located in a mixed business park and agricultural area east of Highway 50, north of Highway 7. The site consists of 24.817 acres of vacant land. It was purchased by Anatolia Tile Inc from Roybridge Investments for $16,875,560 ($680,000 per acre) on June 28, 2010. The property rights conveyed were fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. The City of Vaughan Official Plan designates the property as a business employment area, while the zoning by-law classifies the site EM1, a prestige employment area classification. At the time of sale the land was vacant and unimproved. An application for the development of an industrial building was proposed and accepted in by permit on June 23rd 2010. A downward adjustment is considered appropriate based on the comparable's superior location, situated in Vaughan, an up-market, highly desirable area within the Greater Toronto Area. A further downward adjustment has been considered appropriate on the basis of this particular site falling within a zoning classification permitting the by-passing of normal site plan application processes, allowing for more flexible developments. The final adjusted sale price is **$625,600 per acre.**

Sale 4 (1288 Millard Street) is located within the Oak Ridge Moraine settlement area in the Town of Whitchurch-Stouffville. The Community of Stouffville Secondary Plan and the Town of Whitchurch-Stouffville Official Plan both designate the property as a business park area. The land is currently zoned as IP-H, an industrial classification. The site consists of 3.667 acres of vacant land. It was purchased by 2187042 Ontario Ltd. from the Sorbara Group for $2,892,190 ($788,707 per acre) on June 19, 2009. The property rights conveyed were fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. At the time of sale the site was undergoing preliminary grading while an application for the development of a new 30,000 sq.ft Toyota Dealership was awaiting approval. An upward adjustment has been considered appropriate for the change in market conditions between the date of sale and the date of this valuation. The final adjusted sale price is **$749,272 per acre.**

After adjustments the four key sales indicate a unit value ranging from $568,640 to $749,272 per acre.





Adjustment Table - Commercial Land Sales

ITEM	Subject	Sale 1	Sale 2	Sale 3	Sale 4
Location	Parcel K	Don Hillock Drive & Goulding Avenue	Trade Valley Drive Vaughan	8300 Huntington Road Vaughan	1288 Millard Street Whitchurch-Stouffville
Date of Sale	-	Nov-10	Jun-10	Jun-10	Jun-09
Site Area (Acres)	8	1.985	2.441	24.817	3.667
Official Plan	Business park	Business Park	General employment	Prestige area and employment area general	Business Park
Zoning	(H) BP-3 - Business Park	EM2 - General Employment	EM2 - General Employment	EM1 -Prestige Employment Area	IP-H - Prestige Industrial
Proposed Development	Commercial	Based on the acceptance of a site plan application to the City of Vaughan Planning Department, the purchaser intends to construct one commercial development.	The land is currently vacant and unimproved. It is our understanding that the purchaser intends to construct one industrial building on the site upon site plan approval.	At the time of sale the land was vacant and unimproved. The purchasor has submitted an application proposing the development of an industrial/commercial dacility.	A site plan has been submitted proposing the development of a 30,301 square foot car dealership. The application is currenlty pending approval.
Total Consideration		$1,075,000	$1,644,300	$16,875,560	$2,892,190
Unadjusted Price per Acre		**$541,562**	**$673,617**	**$680,000**	**$788,707**
Real Property Rights Conveyed		0%	0%	0%	0%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$788,707
Financing Terms		0%	0%	0%	0%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$788,707
Motivation		0%	0%	0%	0%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$788,707
Market Conditions		0%	0%	0%	0%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$788,707
Location		5%	-5%	-5%	0%
Density (Assumed)		0%	0%	0%	0%
Physical Characteristics		0%	0%	-3%	-5%
Final Adjusted Rate per Acre		**$568,640**	**$639,937**	**$625,600**	**$749,272**


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Summary

The above transactions represent the sale of comparable land in York Region, ranging in size from 1.985 acres to 24.817 acres. The sale prices ranged between $541,562 and $788,707 per acre, before adjustments and between $568,640 and $749,272 per acre after adjustments. The three most recent of the four sales fall within a price range of $568,640 and $639,937 per acre, therefore, a value near the midpoint of that range would be appropriate for the subject property

After due consideration of the respective comparability of the sales analysed, it is our opinion that the estimated market value of Parcel "G" at the effective date, and via the Direct Comparison Approach is reflected in a unit rate of $600,000 per acre.

Parcel "G" has an area of 16 acres however the client wishes to retain 1.45 acres of the site for personal use. Or this, the value estimations have been based on a site size of 14.55 acres in total. Applying the unit rate derived from the four key comparable sales results in a value estimate as follows:

14.55 acres @ $600,000 = $8,730,000

Eight Million Seven Hundred and Thirty Thousand Dollars

A summary of the individual key sales transactions follows;




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Sale 1

DON HILLOCK DRIVE & GOULDING AVENUE, AURORA

Located south of Wellington Street East, east of Leslie Street

SUMMARY

Sale Price	$1,075,000	
Sale Date	November 30, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$541,562	per acre

LEGAL

Vendor:	2146731 Ontario Limited
Purchaser:	Zentil Property Management
PIN:	03642-2344
Legal Description:	Lot 5, Plan 65M - 3974



CONSIDERATION

Cash:	$1,075,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$1,075,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	1.985	Acres
Property Type:	Vacant Land	
Topography	Flat, level tablelands	

LAND USE DATA

Proposed Use: Business Park

At the time of sale the property was vacant and unimproved




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Sale 2

TRADE VALLEY DRIVE, VAUGHAN

Located east of Highway 50, south of Rutherford Road

SUMMARY

Sale Price	$1,644,300	
Sale Date	June 28, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$673,617	per acre

LEGAL

Vendor:	1581600 Ontario Inc.
Purchaser:	Anatolia Tile Inc.
PIN:	03319-0054
Legal Description:	Block 5, Plan 65M-4150



CONSIDERATION

Cash:	$1,644,300	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$1,644,300	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	2.441	Acres
Property Type:	Vacant Land	
Topography	Flat, level tablelands	

LAND USE DATA

Proposed Use: One industrial building.

At the time of sale the property was vacant and unimproved



Sale 3

8300 HUNTINGTON ROAD, VAUGHAN

Located east of Highway 50 and north of Highway 7

SUMMARY

Sale Price	$16,875,560	
Sale Date	June 28, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$680,000	per acre

LEGAL

Vendor: Roybridge Investments

Purchaser: Anatolia Tile Inc.

PIN: 03317-0495, 03317-0525

Legal Description: Part of Road allowance between concession 9 and 10, Vaughan, designated as parts 10, 11 and 12 on plan 65R-30590


Zenway Blvd
Zenway Blvd

CONSIDERATION

Cash:	$16,875,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$16,875,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	24.817	Acres
Property Type:	Vacant Land	
Topography	Flat, level tablelands	

LAND USE DATA

Proposed Use: Industrial/ Employment

At the time of sale the property was vacant and unimproved




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Sale 4

1288 MILLARD STREET, WHITCHURCH-STOUFFVILLE

Located east of Highway 48 and north of Main Street

SUMMARY

Sale Price	$2,892,190	
Sale Date	June 19, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$788,707	per acre

LEGAL

Vendor:	Sorbara Group
Purchaser:	2187042 Ontario Inc.
PIN:	03719-0569
Legal Description:	Block 9 on Plan 65M-4043


48
48
48

CONSIDERATION

Cash:	$2,892,190	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$2,892,190	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	3.667	Acres
Property Type:	Vacant Land	
Topography	Flat, level tablelands	

LAND USE DATA

Proposed Use: Business Park – Auto Dealership

At the time of sale the property was vacant and unimproved




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Location Map of Comparable Land Sales


ID Address
1 Hillock Drive Aurora
2 Trade Valley Drive, Vaughan
3 8300 Huntington Road, Vaughan
4 1288 Millard Street, Whitchurch-Stouffville
Newmarket
Aurora
Whitchurch-Stouffville
Stouffville
Orangeville
Richmond Hill
Markham
Vaughan
Pickering
Ajax
Whitby
Oshawa
Brampton
Toronto
Bradford West Gwillimbury
East Gwillimbury
New Tecumseth
Regional Municipality of Peel




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FINAL ESTIMATE OF VALUE

14.55 acres @ $600,000 = $8,730,000

Eight Million Seven Hundred and Thirty Thousand Dollars

The above value estimate is applicable to the effective date of valuation, January 19, 2011 and is predicated on an exposure period of three to six months and assumes a sale on an all-cash to vendor basis.


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Short Narrative Appraisal
Parcel H
Wellington Street East

PREPARED BY:
Demetri Andros, AACI MRICS
Managing Director
Valuation & Advisory Services

PREPARED FOR:
Mr. John Medland
Vice President
Blair Franklin Capital Partners Inc.


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VALUATION

HIGHEST AND BEST USE

The principle of highest and best use is fundamental to the concept of value in real estate. Highest and best use, in general, may be defined as follows:

"The reasonably probable and legal use of vacant land of an improved property; which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum productivity."

Analysis

Legal Permissibility

- The property is currently designated as Medium-High Density Residential, Low-Medium Density Residential and Linear & Other Open Space under the Official Plan (OPA 30) and is intended for residential uses.
- The property is zoned RU rural and Residential in the Town of Aurora Zoning By-law. A re-zoning application would have to be submitted in order for a residential development to commence on the portion of the parcel that is zoned Rural.

Physical Possibility

- This site has an internal road, Adena Meadows Way, which will accommodate development on both sides of the street, which also provides access to this site as well as the golf course and residential lands to the south.
- The site is designated as Low-Medium Density Residential. In addition the most easterly portion of the Parcel is designated as Linear & Other Open Space.
- The subject lands are clear, generally level and at street elevation in anticipation of further development. An exception to this is a portion of the site at the eastern extremity where the lands are low-lying and rather hilly.


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- *Note: The soil conditions are assumed to be sufficient in quality to support the designated uses.*

Financial Feasibility

- Of the permitted and conditional uses, residential uses would be feasible and marketable, based on the subject's location, site size, shape and land use patterns.

Maximum Productivity

- Based upon the nature of the subject lands and their location within the Town of Aurora – a mix of residential uses are believed to represent a maximally productive use for the subject property.

Conclusion

- Based upon the analysis of the land as if vacant, the highest and best use is estimated to be a mix of Low-Medium residential uses.


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SIGNIFICANT INVESTMENT CHARACTERISTICS OF SUBJECT

Market Demand	
Strengths	**Weaknesses**
• The GTA residential and commercial markets have been very strong over the past 2 years and continue to experience growth.	• Demand for prestige medium density residential within a gated community outside a major city is expected to be low.
Location	
Strengths	**Weaknesses**
• An opportunity for estate development within a gated community.	• Limited number of purchasers for this type of development outside major city.
• Located within commuting distance of the City of Toronto.	
• Good location and excellent access to the major arterial roads of Wellington Street East, Bayview Avenue, Leslie Street and Highway 404.	
Physical Characteristics	
Strengths	**Weaknesses**
• The subject site is of sufficient size to accommodate estate residential uses.	


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VIEWS OF PARCEL "H"



LOOKING ON NORTH SIDE OF WELLINGTON PARCEL H



LOOKING SOUTH ON PARCEL H




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VALUATION METHODOLOGY

Traditionally, there are three accepted methods of valuing real property:

- Cost Approach;
- Direct Comparison Approach; and
- Income Approach.

The selection of a relevant methodology depends upon the nature and characteristics of the real estate under consideration.

1) **The Cost Approach** to value is based upon the economic principle of substitution, which holds that the value of a property should not be more than the amount by which one can obtain, by purchase of a site and construction of a building without undue delay, a property of equal desirability and utility.

2) **The Direct Comparison Approach** examines the cost of acquiring equally desirable and valuable substitute properties, indicated by transactions of comparable properties, within the market area. The characteristics of the sale properties are compared to the subject property on the basis of time and such features as location, size and quality of improvements, design features and income generating potential of the property.

3) **The Income Approach** is an appropriate test for a property capable of producing rental income, since the method considers that capability. A capitalization process establishes the relationship between net income and value. Annual income is first calculated from actual rent or from a projection based on that rent which the property could expect to obtain in the open market. Deductions are then taken for those operating expenses, if any, paid by the owner. The resulting net income before debt service is then capitalized at an appropriate rate.

Selection of Relevant Methodology

The Direct Comparison Approach, which is the most common technique used to value land, is the preferred method when sales of comparable properties are available. The subject property is a parcel of vacant land located in a newly developing area of Aurora. Consequently the valuation methodology employed in this report was limited to the Direct Comparison Approach in estimating the site's market value.



DIRECT COMPARISON APPROACH

Introduction

The Direct Comparison Approach is a process of comparing market data. The prices paid for similar properties are usually used in estimated market value. However, prices asked by owners and offers made by prospective purchasers on similar properties may also be used in estimating value; in the absence of a sale, an asking price generally sets the upper limit of value for a property, whereas an offered price typically establishes the lower limit. Since this approach relies on the actions of buyers and sellers in the market, it is usually the best measure of property value when reliable market information is available.

The Direct Comparison Approach can be used in the valuation of most properties and is a persuasive test of value when there are sufficient recent sales of properties similar to the property being appraised. The estimate of value by the Direct Comparison Approach is typically a reliable indicator of market value for properties that are not traded on the basis of income, such as, single family dwellings, vacant land, and small owner occupied commercial and industrial properties. The reliability of this approach is diminished where:

- There is limited market information;
- Markets are experiencing rapidly changing market conditions, which may impact the reliability of the appraiser's adjustments; and
- Properties are traded on the basis of the economic characteristics of net income and anticipated rates of return; the economic characteristics are not a matter of public record and, since vendors and purchasers are often reluctant to fully disclose the financial details of the transaction, the value estimate can be impacted by factors that may not be evident in the comparison of the subject property and each comparable property.

The application of the Direct Comparison Approach involves a five-step process:

- Research the competitive market for information on sales transactions, listings and offers to purchase or sell involving properties that are similar to the subject property in terms of characteristics such as property type, date of sale, size, physical condition, location and land use constraints. The goal is to find a set of comparable sale properties as similar as possible to the subject property.


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- Verify the information by confirming that the data obtained is factually accurate and that the transactions reflect arm's-length market considerations. Verification may also elicit additional information about the market.
- Select relevant units of comparison (e.g., price per acre, price per square foot, price per front foot) and develop a comparative analysis for each unit. The goal here is to define and identify a unit of comparison that explains market behaviour.
- Look for differences between the comparable sale properties and the subject property using the elements of comparison. Then, adjust the price of each sale property to reflect how it differs from the subject property or eliminate that property as a comparable. This step typically involves using the most comparable sale properties and then adjusting for any remaining differences.
- Reconcile the various value indications produced from the analysis of comparables into a single value indication or a range of values.[1]

Sales Adjustment Process

Since no two properties are alike, comparison analysis requires consideration of the differences between the subject property and a comparable property. An adjustment must be made to the sale price of each comparable property for all significant differences. The adjustment is applied so the comparable sale price reflects the characteristics of the subject property. If a characteristic of a comparable property is superior to the subject property, then a downward adjustment to the sale price of the comparable property is required; if a characteristic of the comparable property is inferior, then an upward adjustment to the sale price is required. After the differences between the subject property and each comparable property have been considered and adjusted, the comparable properties with the fewest adjustments are generally considered most comparable to the subject property and are given the greatest weight as indications of market value for the subject property.

The adjustment process in comparison analysis can either be quantitative or qualitative. In using quantitative analysis techniques, mathematical processes are used to identify which elements of comparison require adjustments and to quantify the amount of the adjustment. Quantitative analysis techniques require sufficient market data for meaningful analysis from which the appraiser can substantiate the amount of the adjustment for each element requiring an adjustment.

Qualitative adjustment techniques do not quantify the amount of the adjustment. Relative comparison analysis is a qualitative technique where the relationships indicated by the market data are analyzed without recourse to

[1] **Appraisal Institute and Appraisal Institute of Canada, *The Appraisal of Real Estate*, 2nd Canadian Edition (2002), page 17.5.**



quantification of the differences. In applying relative comparison analysis, the adjustment process reflects the imperfect nature of the real estate market; the appraiser analyses each comparable property to determine and rank each comparable property as to its inferiority, similarity or superiority to the characteristics of the property being appraised. In relative comparison analysis, the appraiser expresses the differences as being inferior, greatly inferior, somewhat inferior, superior, greatly superior, somewhat superior or any other descriptive terms that clearly convey the quality of the differences in the item being compared between the subject property and the comparable sale property.

In comparing each comparable sale property to the subject property, the appraiser considers the elements of comparison, which are *"the characteristics or attributes of properties and transactions that help explain the variance of prices paid for real estate."*[2] The elements of comparison, in the order of consideration, are:

Market Condition (Time)

Where the market is changing, it may be necessary to adjust prices to reflect the time difference between the date of sale of a comparable property and the date of valuation.

Analysis

Property Rights Conveyed	• When real property rights are sold, they may be the sole subject of the contract or the contract may include other rights. In the sales comparison analysis, it is pertinent that the property rights of the comparable sale be similar to the property rights of the subject property. All the sales considered were fee simple transfers, no adjustments were necessary.
Financing Terms	• The transaction price of one property may differ from that of a similar property due to different financing arrangements. Financing arrangements may include existing mortgages at favourable interest rates or paying cash to a lender so that a mortgage with a below-market interest rate could be offered. Adjustments were made for properties with favourable interest rates.
Conditions of Sale	• Adjustments for conditions of sale usually reflect the motivations of the purchaser and vendor. In some cases the conditions of sale significantly affect transaction prices. Sales that reflect unusual situations, require an

[2] *The Appraisal of Real Estate*, Glossary.8.



appropriate adjustment for motivation or sale condition. For example, power-of-sale conditions involve a certain degree of urgency on part of the lender - leading to a somewhat lower sale price than what would otherwise be expected. All the sales considered were normal market transactions with no undue motivation, no adjustments were necessary.

Location

- An adjustment for location within a market area may be required when the locational characteristics of a comparable property are different from those of the subject property. Excessive locational differences may disqualify a property from use as a comparable. Most comparable properties in the same area have similar locational characteristics, but variations may exist within that area of analysis. Although no location is inherently desirable or undesirable, the market recognizes that one location is better than, similar to, or worse than another.
- Both regional and neighbourhood specific attributes were considered in the adjustment analysis. Generally, locations (all else equal) more distant from Toronto tend to decrease in value while properties with strong neighbourhood amenities are considered most desirable.

Site Size

- The price per acre of land is expected to vary with the size of the tract. Generally, above an optimum acreage, as size increases, the price per acre decreases where all other features are similar. This is typically referred to as marginal diminishing utility.

Topography

- An esthetically pleasing contour or terrain which has a greater proportion of usable land will generally command a higher premium on the open market. In addition, topography also impacts site preparation costs (ie. fill requirements) and hence market value.

Zoning

- Any difference in the current use or the highest and best use of a potential comparable sale and the subject property must be addressed. Generally, in the valuation of vacant land, official plan and zoning regulations are the primary determinants of the highest and best use of the property, since they serve as the test of legal permissibility. Comparable sales with dissimilar zoning to that of the subject require adjustment for differences in utility as a result of permitted uses.



The Appraisal Institute of Canada recommends the use of "paired sales analysis" in the derivation of adjustments. This involves locating two very similar sales that sell in a similar time period. If the two sales differ in only one key feature, then the difference in sale price can be used as the "market indicator" for the adjustment for that feature. In practice, this concept usually only applies to newer homes in the subdivision. Rural, commercial and industrial properties tend to be unique, and therefore in practice are not usually possible to find paired sales to derive adjustments. In the absence of paired sales, it is the appraisers' experience and judgment (based on observation) that is used for adjustments.


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LAND USE ALLOCATION - PARCEL "H"

In order to estimate the market value of **Parcel "H"** we allocated the probable land use of the subject site into three categories:

1. Low-Medium Density Residential; and
2. Open Space.

1. Low-Medium Density Residential - As discussed in the highest and best use analysis, and as indicated in the Aurora Secondary Plan low-medium density residential uses are permitted Parcel "H". This area is estimated to be approximately 31 **acres** in size.

2. Open Space - The remainder of the site, approximately 3 **acres** has been identified as passive recreational use and would provide a buffer between residential and non-residential use. The market value of such open space would most likely be reflected in the adjacent residential lands. A valuation for this allocation would not be warranted.

In recognition of the probability that development of the site will be a mix of residential uses including upscale townhouses and condos (a planning application was approved to permit a 10 unit condominium development), we have chosen to use comparable sales of serviced low, medium and high density lands as our basis for valuation for the entire Parcel "H" except the open space lands.

Residential Land Sales

A search of comparable sales in York Region with the potential for similar residential developments yielded five sales considered similar to the subject property. The sale prices ranged from $2,000,000 to $10,577,000. The sales ranged in size from 1.497 to 10.969 acres. When converted to a rate per acre, the prices ranged from $866,077 to $1,336,005 per acre.


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Index No.	Address	Sale Date	Sale Price	Size (Acres)	Price per Acre	Vendor Purchaser	Land Use
1	15600 & 15624 Leslie Street Aurora	Jan-11	$8,500,000	24.753	$343,393	Veluew Land Group Inc. Brookfield Homes	Med-High Density
2	4002 & 4022 Highway No. 7 Markham	Oct-10	$9,500,000	10.969	$866,077	Sobeys Times Group Corporation	Low/Med/High-Density
3	Gorham Street Newmarket	Feb-10	$2,000,000	1.497	$1,336,005	1582528 Ontario Limited The Forrest Group	Med-Density
4	8158-8204 Kipling Avenue Vaughan	Jul-09	$4,240,000	3.629	$1,168,366	Sceptre Developments 2200474 Ontario Inc.	Med-Density

A brief description of these five sales and the required adjustments follows.

Sale 1 – **47-59 Brookside Road & 11014-11076 Yonge Street** is located in the Town of Richmond Hill on the west side of Yonge Street, south of Gamble Road. This site consists of 9.482 acres of residential land that at the time of sale were developed with six single-family detached residences. The property was purchased by Armour Heights Developments from a private party for $10,577,000 ($1,115,482 per acre) In October 2010. The property rights conveyed were the fee simple interest and the sale is considered arms-length. The Town of Aurora Official Plan designates the property Medium to High Density Residential. The Zoning By-law classifies the property RR and R6, rural residential and residential classifications. A development application has been submitted in order to build four condominium towers on the comparable land, therefore a downward adjustment was made for the comparable's excess allowed density. The final adjusted sale price is $892,386 per acre.

Sale 2 – **4002 & 4022 Highway No. 7** is located in the Town of Markham on the north side of Highway No. 7, east of Warden Avenue. This site consists of 10.969 acres of vacant land. The property was purchased by Times Group Corporation from Sobeys for $9,500,000 ($866,077 per acre) In October 2010. The property rights conveyed were the fee simple interest. The Town of Markham Official Plan designates the property High, Medium and Low Density Residential. The Zoning By-law classifies the property RHD2, RST1 and R6, all residential classifications. No adjustments were made. The final adjusted sale price was $866,077 per acre.

Sale 3 **Gorham Street** is located south of Davis Drive, west of Leslie Street in the Town of Newmarket. This site consists of 1.497 acres of vacant land, purchased by The Forrest Group from 1582528 Ontario Limited for $2,000,000 ($1,336,005 per acre) in February 2010. The property rights conveyed were the fee simple interest. The Land Use of the property is for Medium Density Residential. A slight upward adjustment was made for the comparable's inferior location in Newmarket. The final adjusted sale price was $1,472,946 per acre.


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Sale 5 8158 – 8204 Kipling Avenue is located on the west side of Kipling Avenue, north of Highway No. 7 in the City of Vaughan. This site consists of 3.629 acres of vacant residential land that was purchased in July 2009 by 2200474 Ontario Inc. from Sceptre Developments for $1,168,366 per acre. The property rights conveyed were the fee simple interest. The sale is considered arms-length. The City of Vaughan Official Plan designates the property Medium Density Residential. The Zoning By-law classifies the property M1 – Industrial. The purchaser had acquired the property with the intention of constructing eight three-storey townhouse blocks that would include business units as well. Rezoning and Development applications have been approved. An upward adjustment was made for market conditions at the time of the sale. A downward adjustment was made for the comparable's superior location in Vaughan. The final adjusted sale price was **$1,156,682** per acre.



Adjustment Table - Residential Land Sales					
ITEM	**Subject**	**Sale 1**	**Sale 2**	**Sale 3**	**Sale 4**
Location	Parcel H	47-59 Brookside Rd. & 11014-11076 Yonge St. Richmond Hill	4002 & 4022 Highway No. 7 Markham	Gorham Street Newmarket	8158-8204 Kipling Avenue Vaughan
Date of Sale	-	Oct-10	Oct-10	Feb-10	Jul-09
Site Area (Acres)	31	9.482	10.969	1.497	3.629
Official Plan	Low to Med. Density Residential	Medium to High Density Residential	High, Medium & Low Residential	Medium Density Residential	Medium Density Residential
Zoning	Rural + Residential	R6 & RR	RHD2, RST1 & R6	Residential	M1
Proposed Development	Medium and low density residential - A 10 unit condominium development, detached homes and townhomes	No application. Purchaser intended on building four condominium towers containing 250 units per tower	N/A	N/A	Applications pproved in October 2007 and June 2008 for 24 townhouse units and 42 business units
Total Consideration		$10,577,000	$9,500,000	$2,000,000	$4,240,000
Unadjusted Price per Acre		**$1,115,482**	**$866,077**	**$1,336,005**	**$1,168,366**
ADJUSTMENTS					
Real Property Rights Conveyed		0%	0%	0%	0%
Adjusted Price (per sq. ft.)		$1,115,482	$866,077	$1,336,005	$1,168,366
Financing Terms		0%	0%	0%	0%
Adjusted Price (per sq. ft.)		$1,115,482	$866,077	$1,336,005	$1,168,366
Motivation		0%	0%	0%	0%
Adjusted Price (per sq. ft.)		$1,115,482	$866,077	$1,336,005	$1,168,366
Market Conditions		0%	0%	5%	10%
Adjusted Price (per sq.ft.)		$1,115,482	$866,077	$1,402,806	$1,285,203
Location		0%	0%	5%	-10%
Density (Assumed)		-20%	0%	0%	0%
Physical Characteristics		0%	0%	0%	0%
Servicing		0%	0%	0%	0%
Final Adjusted Rate per Acre		**$892,386**	**$866,077**	**$1,472,946**	**$1,156,682**


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Location Map of Comparable Sales with Potential For Medium Density Residential Development


ID Address
1 47 Brookside Road, Richmond Hill
2 4002 Highway 7, Markham
3 Gorham Street, Newmarket
4 8158 Kipling Avenue, Vaughan
Barrie
Georgina
Newmarket
Aurora
Richmond Hill
Vaughan
Markham
Pickering
Ajax
Whitby
Oshawa
Clarington
Toronto
Brampton
Mississauga
Oakville
Burlington
Hamilton
Guelph
Waterloo
Kitchener
Cambridge
Milton
Halton Hills
St. Catharines
Niagara-on-the-Lake
Stratford
Woodstock
Brantford


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Summary

The above transactions represent the sale of High, Medium and Low Density Residential Land in York Region ranging in size from 1.5 acres to 10.969 acres. The sale prices ranged between $866,077 and $1,336,005 per acre, before adjustments and between $866,077 and $1,472,946 per acre after adjustments.

Block "H" is designated as Low-Medium Density Residential and Open Space in the Official Plan. The Zoning By-Law designates the lands as RU rural and Residential. Adena Meadows Way is a road along the west boundary of the site and also branches off into a cul-de-sac near the eastern limit of the property. A full range of municipal services are available off of the street. To the south of this block is a large private golf club together with a series of estate residential lots. The dual land use designations not withstanding, it is our opinion that the development of Parcel "H" will include a mix of townhouses and a 10-unit condo development that was approved by the Town of Aurora. Furthermore the townhouse development will probably be on a grander scale than any of the comparables in the region.

The portion of Parcel "H" lying along the eastern boundary is low lying and designated as linear & other open space in the secondary plan (OPA 30). This area is approximately 3 acres. It is assumed the area would remain as open space and provides a negligible value to the remainder of the Parcel.

Conclusions – Direct Comparison

Sales one and two were deemed to be the most similar to the subject property, due to their having occurred most recently and their larger site size. As a result of the above analysis, it is my opinion that the market value of Parcel "H" by the Direct Comparison Approach, as at the effective date of this valuation subject to the terms and conditions outlined in this report is $875,000 per acre of developable land:

Developable portion: 31 acres @ $875,000 = $27,125,000

Open Space portion: 3 acres @ $5,000 = $15,000

Total Area: 34 acres = $27,140,000

A summary of the individual comparable sales transactions follows;


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Sale 1

47-49 Brookside Rd. & 11014-11076 Yonge Street, Richmond Hill

Located on the west side of Yonge Street, south of Gamble Road

SUMMARY

Sale Price	$10,577,000	
Sale Date	October 29, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$1,115,482	per acre

LEGAL

Vendor:	515582 Ontario Ltd.
Purchaser:	Armour Heights Developments
PIN:	03219-1035
Legal Description:	Part of Lot 23, Plan 1642, Vaughan, as described in Instrument No. VA65337


BROOKSIDE RD
YONGE ST
ROTHBURY RD
BROOKGREENE CRES
NAUGHTON DR

CONSIDERATION

Cash:	$10,577,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$10,577,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	9.482 Acres
Property Type:	Vacant Land – High Density Residential
Topography	Flat, level tablelands


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Sale 2

4002 – 4022 Highway 7, Markham

Located on the north side of Highway 7, east of Warden Avenue

SUMMARY

Sale Price	$9,500,000	
Sale Date	October 15, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$866,077	per acre

LEGAL

Vendor: Sobeys

Purchaser: Times Group Corporation

PIN: 02985-0044

Legal Description: Part of Lot 11, Concession 5, designated as Parts 1 and 2 on Plan 65R-13097


VILLAGE PKY
HIGHWAY 7

CONSIDERATION

Cash:	$9,500,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$9,500,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area: 10.969 Acres

Property Type: Vacant Land – High, Medium and Low density residential

Topography: Flat, level tablelands




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Sale 3

Gorham Street, Newmarket

Located south of Davis Drive, west of Leslie Street

SUMMARY

Sale Price	$2,000,000	
Sale Date	February 12, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$1,336,005	per acre

LEGAL

Vendor:	1582528 Ontario Ltd.
Purchaser:	The Forrest Group
PIN:	03613-1925


GORHAM ST
LESLIE ST
PRITCHARD PL

Legal Description: Part of Lot 33, Concession 2, Whitchurch, designated as Parts 9, 10 and 12 on Plan 65R-24321

CONSIDERATION

Cash:	$2,000,000	
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$2,000,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	1.497	Acres
Property Type:	Vacant Land – Medium Density Residential	
Topography	Flat, level tablelands	


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Sale 4

8158-8204 Kipling Avenue, Vaughan

Located west of Kipling Avenue, north of Highway 7

SUMMARY

Sale Price	$4,240,000	
Sale Date	July 13, 2009	
Rights Transferred	Fee Simple Interest	
Sale Rate	$1,168,366	per acre

LEGAL

Vendor:	Scepter Development Ltd
Purchaser:	2204474 Ontario Ltd.
PIN:	03308-1111


GORDON DR
NORTON PL
MEETING HOUSE RD
KIPLING AVE
PORTER AVE

Legal Description: Part of Lot 20, Concession 8, as described in Instrument No. MA68788, Save and Except Part 1, Plan D834

CONSIDERATION

Cash:	$4,240,000	
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$4,240,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	3.629	Acres
Property Type:	Vacant Land –Townhouse Residential	
Topography	Flat, level tablelands	


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FINAL VALUE ESTIMATE

Developable portion: 31 acres @ $875,000 = $27,125,000

Open Space portion: 3 acres @ $5,000 = $15,000

Total Area: 34 acres = $27,140,000

Twenty Seven Million One Hundred Forty Thousand Dollars.

The above value estimate is applicable to the effective date of valuation, January 19, 2011 and is predicated on an exposure period of three to six months and assumes a sale on an all-cash to vendor basis.


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Short Narrative Appraisal
Parcel I
Wellington Street East

PREPARED BY:
Demetri Andros, AACI MRICS
Managing Director
Valuation & Advisory Services

PREPARED FOR:
Mr. John Medland
Vice President
Blair Franklin Capital Partners Inc.


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VALUATION

HIGHEST AND BEST USE

PARCEL "I" - 15 Acres

The principle of highest and best use is fundamental to the concept of value in real estate. Highest and best use, in general, may be defined as follows:

"The reasonably probable and legal use of vacant land of an improved property; which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum productivity."

Analysis

Legal Permissibility

- The property is currently designated as a Business Park under the Official Plan (OPA 30) and is intended for development to high quality employment uses. Retail type development is discouraged.
- Although currently zoned rural, based upon our understanding, the lands can be rezoned for development as contemplated in the Official Plan.

Physical Possibility

- This corner site has excellent exposure to the moderate/heavy traveled Wellington Street East and Leslie Street.
- The northeast corner of the site has low-lying topography in comparison to the arterial roads and with a "higher and drier" interior.
- The southeast corner of the site lies within the Oak Ridges Moraine. In discussions with the Town of Aurora, this area was likely not to pose a problem with regards to development of the site - it is assumed that less intensive development will occur in this area.
- *Note: The soil conditions are assumed to be sufficient in quality to support the designated uses.*


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Financial Feasibility	• Of the permitted uses, high quality employment use would be feasible and marketable, based on the subject's location, site size, shape and land use patterns.
Maximum Productivity	• Based upon the nature of the subject lands and their location within the Town of Aurora – high quality employment use is believed to represent a maximally productive use for the subject property.
Conclusion	• Based upon the analysis of the land as if vacant, the highest and best use is estimated to be **High Quality Employment Use** as defined by the Town of Aurora Official Plan.


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SIGNIFICANT INVESTMENT CHARACTERISTICS OF SUBJECT

Investment Market	
Strengths	**Weaknesses**
• The GTA residential and commercial markets have been very strong over the past 2 years and continue to experience growth.	•
• A new business park is currently under development on the east side of Leslie Street south of Wellington and will provide a critical mass for future business park development in the area.	Competition from the business park across the road may slow the demand and timing of development of this site
• Greenbelt legislation has restricted land availability in the GTA.	
Location	
Strengths	**Weaknesses**
• Located within the town of Aurora, a growing population node that is residential in character, and surrounded by rural lands.	• Secondary business park location relative to the Highway 404 exposure of the business park across the road.
• Located within commuting distance of the City of Toronto.	
• Excellent corner location and access to the major arterial roads of Wellington Street East and Leslie Street.	
• Located near on and off ramps to Highway 404.	
Physical Characteristics	
Strengths	**Weaknesses**
• The subject site is of sufficient size to accommodate business park development.	• Topographical constraints.
	•



VIEWS OF PARCEL "I"



VIEW OF PARCEL I


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VALUATION METHODOLOGY

Traditionally, there are three accepted methods of valuing real property:

- Cost Approach;
- Direct Comparison Approach; and
- Income Approach.

The selection of a relevant methodology depends upon the nature and characteristics of the real estate under consideration.

1) **The Cost Approach** to value is based upon the economic principle of substitution, which holds that the value of a property should not be more than the amount by which one can obtain, by purchase of a site and construction of a building without undue delay, a property of equal desirability and utility.

2) **The Direct Comparison Approach** examines the cost of acquiring equally desirable and valuable substitute properties, indicated by transactions of comparable properties, within the market area. The characteristics of the sale properties are compared to the subject property on the basis of time and such features as location, size and quality of improvements, design features and income generating potential of the property.

3) **The Income Approach** is an appropriate test for a property capable of producing rental income, since the method considers that capability. A capitalization process establishes the relationship between net income and value. Annual income is first calculated from actual rent or from a projection based on that rent which the property could expect to obtain in the open market. Deductions are then taken for those operating expenses, if any, paid by the owner. The resulting net income before debt service is then capitalized at an appropriate rate.

Selection of Relevant Methodology

The Direct Comparison Approach, which is the most common technique used to value land, is the preferred method when sales of comparable properties are available. The subject property is a parcel of vacant land located in a newly developing area of Aurora. Consequently the valuation methodology employed in this report was limited to the Direct Comparison Approach in estimating the site's market value.



DIRECT COMPARISON APPROACH

Introduction

The Direct Comparison Approach is a process of comparing market data. The prices paid for similar properties are usually used in estimated market value. However, prices asked by owners and offers made by prospective purchasers on similar properties may also be used in estimating value; in the absence of a sale, an asking price generally sets the upper limit of value for a property, whereas an offered price typically establishes the lower limit. Since this approach relies on the actions of buyers and sellers in the market, it is usually the best measure of property value when reliable market information is available.

The Direct Comparison Approach can be used in the valuation of most properties and is a persuasive test of value when there are sufficient recent sales of properties similar to the property being appraised. The estimate of value by the Direct Comparison Approach is typically a reliable indicator of market value for properties that are not traded on the basis of income, such as, single family dwellings, vacant land, and small owner occupied commercial and industrial properties. The reliability of this approach is diminished where:

There is limited market information;

Markets are experiencing rapidly changing market conditions, which may impact the reliability of the appraiser's adjustments; and

Properties are traded on the basis of the economic characteristics of net income and anticipated rates of return; the economic characteristics are not a matter of public record and, since vendors and purchasers are often reluctant to fully disclose the financial details of the transaction, the value estimate can be impacted by factors that may not be evident in the comparison of the subject property and each comparable property.

The application of the Direct Comparison Approach involves a five-step process:

- Research the competitive market for information on sales transactions, listings and offers to purchase or sell involving properties that are similar to the subject property in terms of characteristics such as property type, date of sale, size, physical condition, location and land use constraints. The goal is to find a set of comparable sale properties as similar as possible to the subject property.





- Verify the information by confirming that the data obtained is factually accurate and that the transactions reflect arm's-length market considerations. Verification may also elicit additional information about the market.
- Select relevant units of comparison (e.g., price per acre, price per square foot, price per front foot) and develop a comparative analysis for each unit. The goal here is to define and identify a unit of comparison that explains market behaviour.
- Look for differences between the comparable sale properties and the subject property using the elements of comparison. Then, adjust the price of each sale property to reflect how it differs from the subject property or eliminate that property as a comparable. This step typically involves using the most comparable sale properties and then adjusting for any remaining differences.
- Reconcile the various value indications produced from the analysis of comparables into a single value indication or a range of values.[1]

Sales Adjustment Process

Since no two properties are alike, comparison analysis requires consideration of the differences between the subject property and a comparable property. An adjustment must be made to the sale price of each comparable property for all significant differences. The adjustment is applied so the comparable sale price reflects the characteristics of the subject property. If a characteristic of a comparable property is superior to the subject property, then a downward adjustment to the sale price of the comparable property is required; if a characteristic of the comparable property is inferior, then an upward adjustment to the sale price is required. After the differences between the subject property and each comparable property have been considered and adjusted, the comparable properties with the fewest adjustments are generally considered most comparable to the subject property and are given the greatest weight as indications of market value for the subject property.

The adjustment process in comparison analysis can either be quantitative or qualitative. In using quantitative analysis techniques, mathematical processes are used to identify which elements of comparison require adjustments and to quantify the amount of the adjustment. Quantitative analysis techniques require sufficient market data for meaningful analysis from which the appraiser can substantiate the amount of the adjustment for each element requiring an adjustment.

Qualitative adjustment techniques do not quantify the amount of the adjustment. Relative comparison analysis is a qualitative technique where the relationships indicated by the market data are analyzed without recourse to

[1] **Appraisal Institute and Appraisal Institute of Canada, *The Appraisal of Real Estate*, 2nd Canadian Edition (2002), page 17.5.**



quantification of the differences. In applying relative comparison analysis, the adjustment process reflects the imperfect nature of the real estate market; the appraiser analyses each comparable property to determine and rank each comparable property as to its inferiority, similarity or superiority to the characteristics of the property being appraised. In relative comparison analysis, the appraiser expresses the differences as being inferior, greatly inferior, somewhat inferior, superior, greatly superior, somewhat superior or any other descriptive terms that clearly convey the quality of the differences in the item being compared between the subject property and the comparable sale property.

In comparing each comparable sale property to the subject property, the appraiser considers the elements of comparison, which are *"the characteristics or attributes of properties and transactions that help explain the variance of prices paid for real estate."*[2] The elements of comparison, in the order of consideration, are:

Market Condition (Time):

Where the market is changing, it may be necessary to adjust prices to reflect the time difference between the date of sale of a comparable property and the date of valuation.

Analysis

Property Rights Conveyed

- When real property rights are sold, they may be the sole subject of the contract or the contract may include other rights. In the sales comparison analysis, it is pertinent that the property rights of the comparable sale be similar to the property rights of the subject property. All the sales considered were fee simple transfers, no adjustments were necessary.

Financing Terms

- The transaction price of one property may differ from that of a similar property due to different financing arrangements. Financing arrangements may include existing mortgages at favorable interest rates or paying cash to a lender so that a mortgage with a below-market interest rate could be offered. Adjustments were made for properties with favorable interest rates.

Conditions of Sale

- Adjustments for conditions of sale usually reflect the motivations of the purchaser and vendor. In some cases the conditions of sale significantly affect transaction prices. Sales that reflect unusual situations, require an

[2] ***The Appraisal of Real Estate*, Glossary.8.**



appropriate adjustment for motivation or sale condition. For example, power-of-sale conditions involve a certain degree of urgency on part of the lender - leading to a somewhat lower sale price than what would otherwise be expected. All the sales considered were normal market transactions with no undue motivation, no adjustments were necessary.

Location (Regional/Neighbourhood)

- Real estate investment assets have experienced value growth over the past 24 months.

Location

- An adjustment for location within a market area may be required when the locational characteristics of a comparable property are different from those of the subject property. Excessive locational differences may disqualify a property from use as a comparable. Most comparable properties in the same area have similar locational characteristics, but variations may exist within that area of analysis. Although no location is inherently desirable or undesirable, the market recognizes that one location is better than, similar to, or worse than another.
- Both regional and neighborhood specific attributes were considered in the adjustment analysis. Generally, locations (all else equal) with exposure and ready access to major highways, and to a good labor pool are considered most desirable.

Site Size

- The price per acre of land is expected to vary with the size of the tract. Generally, above an optimum acreage, as size increases, the price per acre decreases where all other features are similar. This is typically referred to as marginal diminishing utility.

Topography

- An esthetically pleasing contour or terrain which has a greater proportion of usable land will generally command a higher premium on the open market. In addition, topography also impacts site preparation costs (ie. fill requirements) and hence market value.
- Adjustments were made where a significanct difference in topographical quality could be identified.

Zoning

- Any difference in the current use or the highest and best use of a potential comparable sale and the subject property must be addressed. Generally, in the valuation of vacant land, Official Plan and zoning designations are the primary determinants of the highest and best use of the property, since they serve as the test of legal permissibility.



Comparable sales with dissimilar zoning to that of the subject require adjustment for differences in utility as a result of permitted uses.

The Appraisal Institute of Canada recommends the use of "paired sales analysis" in the derivation of adjustments. This involves locating two very similar sales that sell in a similar time period. If the two sales differ in only one key feature, then the difference in sale price can be used as the "market indicator" for the adjustment for that feature. In practice, this concept usually only applies to newer homes in the subdivision. Rural, commercial and industrial properties tend to be unique, and therefore in practice are not usually possible to find paired sales to derive adjustments. In the absence of paired sales, it is the appraisers' experience and judgment (based on observation) that is used for adjustments.

Selection of Comparable Sales

Since characteristics of the comparable properties in this appraisal varied, the sale prices have been reduced to a common denominator. A price per acre, often recognized by purchasers as an appropriate unit of comparison, has therefore been selected.

As one sale is not necessarily indicative of market value, an appraiser examines a number of market transactions. When properly reconciled, trends emerge, leading to the estimate of market value of the property being appraised.

A search of comparable sales in Central York Region with the potential for Business Park / Commercial development yielded four key sales considered appropriate for the subject property. The main sale prices ranged from $1,075,000 to $16,875,560. The sales ranged in size from 1.985 to 25 acres. When converted to a rate per acre, the prices were from $541,562 to $788,707 per acre.

Comparable Land Sales

No.	Address	Municipality	Sale Date	Sale Price	Size (Acres)	Price per Acre
1	Don Hillock Drive & Goulding Avenue	Aurora	Nov-10	$1,075,000	1.985	$541,562
2	Trade Valley Drive	Vaughan	Jun-10	$1,644,300	2.441	$673,617
3	8300 Huntington Road	Vaughan	Jun-10	$16,875,560	24.817	$680,000
4	1288 Millard Street	Whitchurch-Stouffville	Jun-09	$2,892,190	3.667	$788,707



The following is a brief description of the comparable key sales and the adjustments required to the sale prices for purposes of comparison with the subject.

Sale 1 (Don Hillock Drive & Goulding Avenue) is located in a business park north of Don Hillock Drive and east of Leslie Street in Aurora, this site consists of 1.985 acres of vacant land. It was purchased by HWP Diversified Holdings Inc. from 2146731 Ontario Ltd. for $1,075,000 ($541,562 per acre) on November 30, 2010. The property rights conveyed were fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. The land is located one kilometer east of the subject, just south of Wellington Street East, within Magna's neighboring land parcel. The Town of Aurora Official Plan designates the property as a Business Park development area, with the same permitted use classifications as the subject. An upward adjustment was made for the superior location of the subject, located with direct frontage to Wellington Street East as well as Leslie Street. The final adjusted sale price is **$568,640 per acre.**

Sale 2 (Trade Valley Drive) is located in a business park / industrial node east of Highway 50 and south of Rutherford Road in Vaughan, Ontario. The site consists of 2.441 acres of vacant land. It was purchased by Anatolia Tile Inc from 1581600 Ontario Inc. for $1,644,300 ($673,617 per acre) on June 28, 2010. The property rights conveyed were fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. The City of Vaughan Official Plan designates the property as prestige area/ employment area, while the zoning by-law classifies the site EM2, a general employment classification. At the time of sale the land was vacant and unimproved, it is our understanding that the purchaser intends to submit applications for one industrial development upon the site. A slight downward adjustment is considered appropriate based on the comparable's superior location, situated in Vaughan, an up-market, highly desirable area within the Greater Toronto Area. The final adjusted sale price is **$639,937 per acre.**

Sale 3 (8300 Huntington Road) is located in a mixed business park and agricultural area east of Highway 50, north of Highway 7. The site consists of 24.817 acres of vacant land. It was purchased by Anatolia Tile Inc from Roybridge Investments for $16,875,560 ($680,000 per acre) on June 28, 2010. The property rights conveyed were fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. The City of Vaughan Official Plan designates the property as a business employment area, while the zoning by-law classifies the site EM1, a prestige employment area classification. At the time of sale the land was vacant and unimproved. An application for the development of an industrial building was proposed and accepted in by permit on June 23rd 2010. A downward adjustment is considered appropriate based on the comparable's superior location, situated in Vaughan, an up-market, highly desirable area within the Greater Toronto Area. A further downward adjustment has been considered appropriate on the basis of this particular site falling within a zoning classification permitting the by-passing of normal site plan application processes, allowing for more flexible developments. The final adjusted sale price is **$625,600 per acre.**


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Sale 4 (1288 Millard Street) is located within the Oak Ridge Moraine settlement area in the Town of Whitchurch-Stouffville. The Community of Stouffville Secondary Plan and the Town of Whitchurch-Stouffville Official Plan both designate the property as a business park area. The land is currently zoned as IP-H, an industrial classification. The site consists of 3.667 acres of vacant land. It was purchased by 2187042 Ontario Ltd. from the Sorbara Group for $2,892,190 ($788,707 per acre) on June 19, 2009. The property rights conveyed were fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. At the time of sale the site was undergoing preliminary grading while an application for the development of a new 30,000 sq.ft Toyota Dealership was awaiting approval. An downward adjustment has been considered appropriate given the comparables smaller acreage, with a higher premium required per acre in comparison to larger sales. The final adjusted sale price is **$749,272 per acre.**

After adjustments the four key sales indicate a unit value ranging from $568,640 to $749,272 per acre.


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ITEM	Subject	Sale 1	Sale 2	Sale 3	Sale 4
Location	Parcel K	Don Hillock Drive & Goulding Avenue	Trade Valley Drive Vaughan	8300 Huntington Road Vaughan	1288 Millard Street Whitchurch-Stouffville
Date of Sale	-	Nov-10	Jun-10	Jun-10	Jun-09
Site Area (Acres)	8	1.985	2.441	24.817	3.667
Official Plan	Business park	Business Park	General employment	Prestige area and employment area general	Business Park
Zoning	(H) BP-3 - Business Park	EM2 - General Employment	EM2 - General Employment	EM1 -Prestige Employment Area	IP-H - Prestige Industrial
Proposed Development	Commercial	Based on the acceptance of a site plan application to the City of Vaughan Planning Department, the purchaser intends to construct one commercial development.	The land is currently vacant and unimproved. It is our understanding that the purchaser intends to construct one industrial building on the site upon site plan approval.	At the time of sale the land was vacant and unimproved. The purchasor has submitted an application proposing the development of an industrial/commercial dacility.	A site plan has been submitted proposing the development of a 30,301 square foot car dealership. The application is currenlty pending approval.
Total Consideration		$1,075,000	$1,644,300	$16,875,560	$2,892,190
Unadjusted Price per Acre		**$541,562**	**$673,617**	**$680,000**	**$788,707**
Real Property Rights Conveyed		0%	0%	0%	0%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$788,707
Financing Terms		0%	0%	0%	0%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$788,707
Motivation		0%	0%	0%	0%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$788,707
Market Conditions		0%	0%	0%	0%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$788,707
Location		5%	-5%	-5%	0%
Density (Assumed)		0%	0%	0%	0%
Physical Characteristics		0%	0%	-3%	-5%
Final Adjusted Rate per Acre		**$568,640**	**$639,937**	**$625,600**	**$749,272**


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Summary

The above key sale transactions represent the sale of Business Park land in York Region, ranging in size from 1.98 acres to 4.0 acres. The sale prices ranged between $541,562 and $788,707 per acre, before adjustments and between $566,640 and $749,272 per acre after adjustments.

After due consideration of the respective comparability of the sales analysed, it is our opinion that the estimated market value of Parcel "I" at the effective date, and via the Direct Comparison Approach is reflected in a unit rate of $575,000 per acre, which is $25,000 per acre lower than the unit rate attributed to parcel "G". This figure has been considered suitable to reflect the inferior site location of parcel "I" in comparison to "G", located further away from established residential and commercial neighbourhoods.

Parcel "I" has an area of 15 acres and is designated for Business Park uses in the Aurora Official Plan. Applying the unit rate derived from the five key comparable sales results in a value estimate as follows:

15 acres @ $575,000 = $8,625,000

Eight Million Six Hundred Twenty Five Thousand Dollars

A summary of the individual key comparable sales follows:


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Sale 1

DON HILLOCK DRIVE & GOULDING AVENUE, AURORA

Located south of Wellington Street East, east of Leslie Street

SUMMARY

Sale Price	$1,075,000	
Sale Date	November 30, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$541,562	per acre

LEGAL

Vendor:	2146731 Ontario Limited
Purchaser:	Zentil Property Management
PIN:	03642-2344
Legal Description:	Lot 5, Plan 65M - 3974



CONSIDERATION

Cash:	$1,075,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$1,075,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	1.985	Acres
Property Type:	Vacant Land	
Topography	Flat, level tablelands	

LAND USE DATA

Proposed Use: Business Park

At the time of sale the property was vacant and unimproved


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Sale 2

TRADE VALLEY DRIVE, VAUGHAN

Located east of Highway 50, south of Rutherford Road

SUMMARY

Sale Price	$1,644,300	
Sale Date	June 28, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$673,617	per acre

LEGAL

Vendor:	1581600 Ontario Inc.
Purchaser:	Anatolia Tile Inc.
PIN:	03319-0054
Legal Description:	Block 5, Plan 65M-4150



CONSIDERATION

Cash:	$1,644,300	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$1,644,300	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	2.441	Acres
Property Type:	Vacant Land	
Topography	Flat, level tablelands	

LAND USE DATA

Proposed Use: One industrial building.

At the time of sale the property was vacant and unimproved


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Sale 3

8300 HUNTINGTON ROAD, VAUGHAN

Located east of Highway 50 and north of Highway 7

SUMMARY

Sale Price	$16,875,560	
Sale Date	June 28, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$680,000	per acre

LEGAL

Vendor:	Roybridge Investments
Purchaser:	Anatolia Tile Inc.
PIN:	03317-0495, 03317-0525
Legal Description:	Part of Road allowance between concession 9 and 10, Vaughan, designated as parts 10, 11 and 12 on plan 65R-30590


Zenway Blvd
Zenway Blvd

CONSIDERATION

Cash:	$16,875,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$16,875,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	24.817	Acres
Property Type:	Vacant Land	
Topography	Flat, level tablelands	

LAND USE DATA

Proposed Use: Industrial/ Employment

At the time of sale the property was vacant and unimproved


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Sale 4

1288 MILLARD STREET, WHITCHURCH-STOUFFVILLE

Located east of Highway 48 and north of Main Street

SUMMARY

Sale Price	$2,892,190	
Sale Date	June 19, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$788,707	per acre

LEGAL

Vendor:	Sorbara Group
Purchaser:	2187042 Ontario Inc.
PIN:	03719-0569
Legal Description:	Block 9 on Plan 65M-4043



CONSIDERATION

Cash:	$2,892,190	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$2,892,190	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	3.667	Acres
Property Type:	Vacant Land	
Topography	Flat, level tablelands	

LAND USE DATA

Proposed Use: Business Park – Auto Dealership

At the time of sale the property was vacant and unimproved


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Location Map of Comparable Sales


Newmarket
Aurora
Whitchurch-Stouffville
Stouffville
King City
Richmond Hill
Markham
Vaughan
Brampton
Toronto
Pickering
Ajax
Whitby
Oshawa
Orangeville
Bolton
Caledon
Halton Hills
Uxbridge
East Gwillimbury
Bradford West Gwillimbury
New Tecumseth

ID	Address
1	Hillock Drive Aurora
2	Trade Valley Drive, Vaughan
3	8300 Huntington Road, Vaughan
4	1288 Millard Street, Whitchurch-Stouffville


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FINAL ESTIMATE OF VALUE

15 acres @ $575,000 = $8,625,000

Eight Million Six Hundred Twenty Five Thousand Dollars

The above value estimate is applicable to the effective date of valuation, January 19, 2011 and is predicated on an exposure period of three to six months and assumes a sale on an all-cash to vendor basis.


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Short Narrative Appraisal
Parcel J
Wellington Street East

PREPARED BY:
Demetri Andros, AACI MRICS
Managing Director
Valuation & Advisory Services

PREPARED FOR:
Mr. John Medland
Vice President
Blair Franklin Capital Partners Inc.


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VALUATION

HIGHEST AND BEST USE

The principle of highest and best use is fundamental to the concept of value in real estate. Highest and best use, in general, may be defined as follows:

"The reasonably probable and legal use of vacant land of an improved property; which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum productivity."

Analysis

Legal Permissibility

- The property is currently designated as a Business Park under the Official Plan (OPA 30) and is intended for development of high quality employment uses. Retail type development is discouraged. The current zoning of the property is (H) BP-3, permitting a range of uses including a convention centre, a data processing centre, fitness centre, food processing establishment, industrial uses if within an enclosed building, a hotel, office, research and training facility, printing, media and communications establishment.

Physical Possibility

- This site is located at the northwest corner of Wellington Street and Mavrinac Boulevard, opposite the Magna International headquarters. Its size and location would permit development of a variety of business related uses similar to those identified in the zoning regulations.
- The site has access from Mavrinac Blvd.
- The subject lands are clear, street elevation and level.
- *Note: The soil conditions are assumed to be sufficient in quality to support the designated uses.*



Financial Feasibility	• Of the permitted uses, high quality employment use would be feasible and marketable, based on the subject's location, site size, shape and land use patterns.
Maximum Productivity	• Based upon the nature of the subject lands and their location within the Town of Aurora – high quality employment use is believed to represent a maximally productive use for the subject property.
Conclusion	• Based upon the analysis of the land as if vacant, the highest and best use is estimated to be High Quality Employment Use as defined by the Town of Aurora Official Plan.





SIGNIFICANT INVESTMENT CHARACTERISTICS OF SUBJECT

It is necessary to understand the specific investment characteristics of the subject property, as viewed by a potential purchaser.

Market Demand	
Strengths	**Weaknesses**
• The GTA Industrial and commercial markets have been very strong over the past 2 years and continue to experience growth.	• Business park developments are still more prevalent in the more developed areas to the south.
• According to brokers and agents, the land market is still very strong.	
• Greenbelt legislation has restricted land availability in the GTA.	
Location	
Strengths	**Weaknesses**
• Located within the Town of Aurora, a growing population node that is residential in character and surrounded by rural lands.	• Located mid-block between Bayview and Leslie Street and in the shadow of the Magna International headquarters will necessitate a prestigiously designed building at this location perhaps escalating the cost of the building.
• Located within commuting distance of the City of Toronto.	•
Physical Characteristics	
Strengths	**Weaknesses**
• The subject site is of sufficient size to accommodate high quality employment use.	



VIEWS OF PARCEL "J"



VIEW LOOKING NORTHWEST ON PARCEL J



VALUATION METHODOLOGY

Traditionally, there are three accepted methods of valuing real property:

- Cost Approach;
- Direct Comparison Approach; and
- Income Approach.

The selection of a relevant methodology depends upon the nature and characteristics of the real estate under consideration.

1) **The Cost Approach** to value is based upon the economic principle of substitution, which holds that the value of a property should not be more than the amount by which one can obtain, by purchase of a site and construction of a building without undue delay, a property of equal desirability and utility.

2) **The Direct Comparison Approach** examines the cost of acquiring equally desirable and valuable substitute properties, indicated by transactions of comparable properties, within the market area. The characteristics of the sale properties are compared to the subject property on the basis of time and such features as location, size and quality of improvements, design features and income generating potential of the property.

3) **The Income Approach** is an appropriate test for a property capable of producing rental income, since the method considers that capability. A capitalization process establishes the relationship between net income and value. Annual income is first calculated from actual rent or from a projection based on that rent which the property could expect to obtain in the open market. Deductions are then taken for those operating expenses, if any, paid by the owner. The resulting net income before debt service is then capitalized at an appropriate rate.

Selection of Relevant Methodology

The Direct Comparison Approach, which is the most common technique used to value land, is the preferred method when sales of comparable properties are available. The subject property is a parcel of vacant commercial land located in a newly developing area of Aurora. Consequently the valuation methodology employed in this report was limited solely to the Direct Comparison Approach in estimating the site's market value.


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DIRECT COMPARISON APPROACH

Introduction

The Direct Comparison Approach is a process of comparing market data. The prices paid for similar properties are usually used in estimated market value. However, prices asked by owners and offers made by prospective purchasers on similar properties may also be used in estimating value; in the absence of a sale, an asking price generally sets the upper limit of value for a property, whereas an offered price typically establishes the lower limit. Since this approach relies on the actions of buyers and sellers in the market, it is usually the best measure of property value when reliable market information is available.

The Direct Comparison Approach can be used in the valuation of most properties and is a persuasive test of value when there are sufficient recent sales of properties similar to the property being appraised. The estimate of value by the Direct Comparison Approach is typically a reliable indicator of market value for properties that are not traded on the basis of income, such as, single family dwellings, vacant land, and small owner occupied commercial and industrial properties. The reliability of this approach is diminished where:

There is limited market information;

Markets are experiencing rapidly changing market conditions, which may impact the reliability of the appraiser's adjustments; and

Properties are traded on the basis of the economic characteristics of net income and anticipated rates of return; the economic characteristics are not a matter of public record and, since vendors and purchasers are often reluctant to fully disclose the financial details of the transaction, the value estimate can be impacted by factors that may not be evident in the comparison of the subject property and each comparable property.

The application of the Direct Comparison Approach involves a five-step process:

- Research the competitive market for information on sales transactions, listings and offers to purchase or sell involving properties that are similar to the subject property in terms of characteristics such as property type, date of sale, size, physical condition, location and land use constraints. The goal is to find a set of comparable sale properties as similar as possible to the subject property.


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- Verify the information by confirming that the data obtained is factually accurate and that the transactions reflect arm's-length market considerations. Verification may also elicit additional information about the market.
- Select relevant units of comparison (e.g., price per acre, price per square foot, price per front foot) and develop a comparative analysis for each unit. The goal here is to define and identify a unit of comparison that explains market behaviour.
- Look for differences between the comparable sale properties and the subject property using the elements of comparison. Then, adjust the price of each sale property to reflect how it differs from the subject property or eliminate that property as a comparable. This step typically involves using the most comparable sale properties and then adjusting for any remaining differences.
- Reconcile the various value indications produced from the analysis of comparables into a single value indication or a range of values.[1]

Sales Adjustment Process

Since no two properties are alike, comparison analysis requires consideration of the differences between the subject property and a comparable property. An adjustment must be made to the sale price of each comparable property for all significant differences. The adjustment is applied so the comparable sale price reflects the characteristics of the subject property. If a characteristic of a comparable property is superior to the subject property, then a downward adjustment to the sale price of the comparable property is required; if a characteristic of the comparable property is inferior, then an upward adjustment to the sale price is required. After the differences between the subject property and each comparable property have been considered and adjusted, the comparable properties with the fewest adjustments are generally considered most comparable to the subject property and are given the greatest weight as indications of market value for the subject property.

The adjustment process in comparison analysis can either be quantitative or qualitative. In using quantitative analysis techniques, mathematical processes are used to identify which elements of comparison require adjustments and to quantify the amount of the adjustment. Quantitative analysis techniques require sufficient market data for meaningful analysis from which the appraiser can substantiate the amount of the adjustment for each element requiring an adjustment.

---

[1] **Appraisal Institute and Appraisal Institute of Canada, *The Appraisal of Real Estate*, 2nd Canadian Edition (2002), page 17.5.**



Qualitative adjustment techniques do not quantify the amount of the adjustment. Relative comparison analysis is a qualitative technique where the relationships indicated by the market data are analyzed without recourse to quantification of the differences. In applying relative comparison analysis, the adjustment process reflects the imperfect nature of the real estate market; the appraiser analyses each comparable property to determine and rank each comparable property as to its inferiority, similarity or superiority to the characteristics of the property being appraised. In relative comparison analysis, the appraiser expresses the differences as being inferior, greatly inferior, somewhat inferior, superior, greatly superior, somewhat superior or any other descriptive terms that clearly convey the quality of the differences in the item being compared between the subject property and the comparable sale property.

In comparing each comparable sale property to the subject property, the appraiser considers the elements of comparison, which are *"the characteristics or attributes of properties and transactions that help explain the variance of prices paid for real estate."*[2] The elements of comparison, in the order of consideration, are:

Market Condition (Time)

Where the market is changing, it may be necessary to adjust prices to reflect the time difference between the date of sale of a comparable property and the date of valuation.

Analysis

Property Rights Conveyed

- When real property rights are sold, they may be the sole subject of the contract or the contract may include other rights. In the sales comparison analysis, it is pertinent that the property rights of the comparable sale be similar to the property rights of the subject property. All the sales considered were fee simple transfers, no adjustments were necessary.

Financing Terms

- The transaction price of one property may differ from that of a similar property due to different financing arrangements. Financing arrangements may include existing mortgages at favorable interest rates or paying cash to a lender so that a mortgage with a below-market interest rate could be offered. Adjustments were made for properties with favorable interest rates.

[2] ***The Appraisal of Real Estate*, Glossary.8.**



Conditions of Sale

- Adjustments for conditions of sale usually reflect the motivations of the purchaser and vendor. In some cases the conditions of sale significantly affect transaction prices. Sales that reflect unusual situations, require an appropriate adjustment for motivation or sale condition. For example, power-of-sale conditions involve a certain degree of urgency on part of the lender - leading to a somewhat lower sale price than what would otherwise be expected. All the sales considered were normal market transactions with no undue motivation, no adjustments were necessary.

Location

- An adjustment for location within a market area may be required when the locational characteristics of a comparable property are different from those of the subject property. Excessive locational differences may disqualify a property from use as a comparable. Most comparable properties in the same area have similar locational characteristics, but variations may exist within that area of analysis. Although no location is inherently desirable or undesirable, the market recognizes that one location is better than, similar to, or worse than another.
- Both regional and neighborhood specific attributes were considered in the adjustment analysis. Generally, locations (all else equal) that offer good exposure to a major transportation route and are easily accessible and in reasonable proximity to a skilled labor force potential are considered most desirable.

Site Size

- The price per acre of land is expected to vary with the size of the tract. Generally, above an optimum acreage, as size increases, the price per acre decreases where all other features are similar. This is typically referred to as marginal diminishing utility.

Topography

- An esthetically pleasing contour or terrain which has a greater proportion of usable land will generally command a higher premium on the open market. In addition, topography also impacts site preparation costs (ie. fill requirements) and hence market value.

Zoning

- Any difference in the current use or the highest and best use of a potential comparable sale and the subject property must be addressed. Generally, in the valuation of vacant land, zoning is one of the primary determinants of the highest and best use of the property, since it serves


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as the test of legal permissibility. Comparable sales with dissimilar zoning to that of the subject require adjustment for differences in utility as a result of permitted uses.

The Appraisal Institute of Canada recommends the use of "paired sales analysis" in the derivation of adjustments. This involves locating two very similar sales that sell in a similar time period. If the two sales differ in only one key feature, then the difference in sale price can be used as the "market indicator" for the adjustment for that feature. In practice, this concept usually only applies to newer homes in the subdivision. Rural, commercial and industrial properties tend to be unique, and therefore in practice are not usually possible to find paired sales to derive adjustments. In the absence of paired sales, it is the appraisers' experience and judgment (based on observation) that is used for adjustments

Selection of Comparable Sales

Since characteristics of the comparable properties in this appraisal varied, the sale prices have been reduced to a common denominator. A price per acre, often recognized by purchasers as an appropriate unit of comparison, has therefore been selected.

As one sale is not necessarily indicative of market value, an appraiser examines a number of market transactions. When properly reconciled, trends emerge, leading to the estimate of market value of the property being appraised.

The commercial component of Parcel "J", as described in the land use description, comprises 9 acres.

A search of comparable sales in Central York Region with the potential for Business Park / Commercial development yielded four key sales considered appropriate for the subject property. The main sale prices ranged from $1,075,000 to $16,875,560. The sales ranged in size from 1.985 to 25 acres. When converted to a rate per acre, the prices were from $541,562 to $788,707 per acre.



Comparable Land Sales

No.	Address	Municipality	Sale Date	Sale Price	Size (Acres)	Price per Acre
1	Don Hillock Drive & Goulding Avenue	Aurora	Nov-10	$1,075,000	1.985	$541,562
2	Trade Valley Drive	Vaughan	Jun-10	$1,644,300	2.441	$673,617
3	8300 Huntington Road	Vaughan	Jun-10	$16,875,560	24.817	$680,000
4	1288 Millard Street	Whitchurch-Stouffville	Jun-09	$2,892,190	3.667	$788,707

The following is a brief description of the comparable key sales and the adjustments required to the sale prices for purposes of comparison with the subject.

Sale 1 (Don Hillock Drive & Goulding Avenue) is located in a business park north of Don Hillock Drive and east of Leslie Street in Aurora, this site consists of 1.985 acres of vacant land. It was purchased by HWP Diversified Holdings Inc. from 2146731 Ontario Ltd. for $1,075,000 ($541,562 per acre) on November 30, 2010. The property rights conveyed were fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. The land is located one kilometer east of the subject, just south of Wellington Street East, within Magna's neighboring land parcel. The Town of Aurora Official Plan designates the property as a Business Park development area, with the same permitted use classifications as the subject. An upward adjustment was made for the superior location of the subject, located with direct frontage to Wellington Street east. The final adjusted sale price is $568,640 per acre.

Sale 2 (Trade Valley Drive) is located in a business park / industrial node east of Highway 50 and south of Rutherford Road in Vaughan, Ontario. The site consists of 2.441 acres of vacant land. It was purchased by Anatolia Tile Inc from 1581600 Ontario Inc. for $1,644,300 ($673,617 per acre) on June 28, 2010. The property rights conveyed were fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. The City of Vaughan Official Plan designates the property as prestige area/ employment area, while the zoning by-law classifies the site EM2, a general employment classification. At the time of sale the land was vacant and unimproved, it is our understanding that the purchaser intends to submit applications for one industrial development upon the site. A slight downward adjustment is considered appropriate based on the comparable's superior location, situated in Vaughan, an up-market, highly desirable area within the Greater Toronto Area. The final adjusted sale price is $639,937 per acre.


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Sale 3 (8300 Huntington Road) is located in a mixed business park and agricultural area east of Highway 50, north of Highway 7. The site consists of 24.817 acres of vacant land. It was purchased by Anatolia Tile Inc from Roybridge Investments for $16,875,560 ($680,000 per acre) on June 28, 2010. The property rights conveyed were fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. The City of Vaughan Official Plan designates the property as a business employment area, while the zoning by-law classifies the site EM1, a prestige employment area classification. At the time of sale the land was vacant and unimproved. An application for the development of an industrial building was proposed and accepted in by permit on June 23rd 2010. A downward adjustment is considered appropriate based on the comparable's superior location, situated in Vaughan, an up-market, highly desirable area within the Greater Toronto Area. A further downward adjustment has been considered appropriate on the basis of this site's zoning classification permitting the by-passing of normal site plan application processes, allowing for more flexible developments. The final adjusted sale price is **$625,600 per acre**.

Sale 4 (1288 Millard Street) is located within the Oak Ridge Moraine settlement area in the Town of Whitchurch-Stouffville. The Community of Stouffville Secondary Plan and the Town of Whitchurch-Stouffville Official Plan both designate the property as a business park area. The land is currently zoned as IP-H, an industrial classification. The site consists of 3.667 acres of vacant land. It was purchased by 2187042 Ontario Ltd. from the Sorbara Group for $2,892,190 ($788,707 per acre) on June 19, 2009. The property rights conveyed were fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. At the time of sale the site was undergoing preliminary grading while an application for the development of a new 30,000 sq.ft Toyota Dealership was awaiting approval. An downward adjustment has been considered appropriate given the comparables smaller acreage, with a higher premium required per acre in comparison to larger sales. The final adjusted sale price is **$749,272 per acre**.

After adjustments the four key sales indicate a unit value ranging from $568,640 to $749,272 per acre.



Adjustment Table - Commercial Land Sales

ITEM	Subject	Sale 1	Sale 2	Sale 3	Sale 4
Location	Parcel J	Don Hillock Drive & Goulding Avenue	Trade Valley Drive Vaughan	8300 Huntington Road Vaughan	1288 Millard Street Whitchurch-Stouffville
Date of Sale	-	Nov-10	Jun-10	Jun-10	Jun-09
Site Area (Acres)	9	1.985	2.441	24.817	3.667
Official Plan	Business park	Business Park	General employment	Prestige area and employment area general	Business Park
Zoning	(H) BP-3 - Business Park	EM2 - General Employment	EM2 - General Employment	EM1 -Prestige Employment Area	IP-H - Prestige Industrial
Proposed Development	Commercial	Based on the acceptance of a site plan application to the City of Vaughan Planning Department, the purchaser intends to construct one commercial development.	The land is currently vacant and unimproved. It is our understanding that the purchaser intends to construct one industrial building on the site upon site plan approval.	At the time of sale the land was vacant and unimproved. The purchasor has submitted an application proposing the development of an industrial/commercial dacility.	A site plan has been submitted proposing the development of a 30,301 square foot car dealership. The application is currenlty pending approval.
Total Consideration		$1,075,000	$1,644,300	$16,875,560	$2,892,190
Unadjusted Price per Acre		**$541,562**	**$673,617**	**$680,000**	**$788,707**
Real Property Rights Conveyed		0%	0%	0%	0%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$788,707
Financing Terms		0%	0%	0%	0%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$788,707
Motivation		0%	0%	0%	0%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$788,707
Market Conditions		0%	0%	0%	0%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$788,707
Location		5%	-5%	-5%	0%
Density (Assumed)		0%	0%	0%	0%
Physical Characteristics		0%	0%	-3%	-5%
Final Adjusted Rate per Acre		**$568,640**	**$639,937**	**$625,600**	**$749,272**



ITEM	Subject	Sale 1	Sale 2	Sale 3	Sale 4
Location	Parcel J	Don Hillock Drive & Goulding Avenue	Trade Valley Drive Vaughan	8300 Huntington Road Vaughan	1288 Millard Street Whitchurch-Stouffville
Date of Sale	-	Aurora / Nov-10	Jun-10	Jun-10	Jun-09
Site Area (Acres)	9	1.985	2.441	24.817	3.667
Official Plan	Business Park	Business Park	General employment	Prestige area and employment area general	Business Park
Zoning	(H) BP-3 - Business Park	EM2 - General Employment	EM2 - General Employment	EM1 -Prestige Employment Area	IP-H - Prestige Industrial
Proposed Development	Commercial	Based on the acceptance of a site plan application to the City of Vaughan Planning Department, the purchaser intends to construct one commercial development.	The land is currently vacant and unimproved. It is our understanding that the purchaser intends to construct one industrial building on the site upon site plan approval.	At the time of sale the land was vacant and unimproved. The purchasor has submitted an application proposing the development of an industrial/commercial dacility.	A site plan has been submitted proposing the development of a 30,301 square foot car dealership. The application is currenlty pending approval.
Total Consideration		$1,075,000	$1,644,300	$16,875,560	$2,892,190
Unadjusted Price per Acre		**$541,562**	**$673,617**	**$680,000**	**$788,707**
Real Property Rights Conveyed		0%	0%	0%	0%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$788,707
Financing Terms		0%	0%	0%	0%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$788,707
Motivation		0%	0%	0%	0%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$788,707
Market Conditions		0%	0%	0%	0%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$788,707
Location		5%	-5%	-5%	0%
Density (Assumed)		0%	0%	0%	0%
Physical Characteristics		0%	0%	-3%	-5%
Final Adjusted Rate per Acre		**$568,640**	**$639,937**	**$625,600**	**$749,272**


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Summary

The above transactions represent the sale of Business Park and General Employment land in York Region, ranging in size from 1.985 acres to 24.817 acres. The sale prices ranged between $541,562 and $788,707 per acre, before adjustments and between $568,640 and $749,272 per acre after adjustments. The three most recent of the four sales fall within a price range of $568,640 and $639,937 per acre, therefore, a value near the midpoint of that range would be appropriate for the subject property

After due consideration of the respective comparability of the sales analysed, it is our opinion that the estimated market value of Parcel "J" at the effective date, and via the Direct Comparison Approach is reflected in a unit rate of $600,000 per acre.

Parcel "J" has an area of 9 acres and is designated for Business Park uses in the Aurora official plan.
Applying the unit rate derived from the five key comparable sales results in a value estimate as follows:

9 acres @ $600,000 = $5,400,000

Five Million Four Hundred Thousand Dollars

A summary of the individual key transactions has been outlined overleaf.




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Sale 1

DON HILLOCK DRIVE & GOULDING AVENUE, AURORA

Located south of Wellington Street East, east of Leslie Street

SUMMARY

Sale Price	$1,075,000	
Sale Date	November 30, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$541,562	per acre

LEGAL



Vendor:	2146731 Ontario Limited
Purchaser:	Zentil Property Management
PIN:	03642-2344
Legal Description:	Lot 5, Plan 65M - 3974

CONSIDERATION

Cash:	$1,075,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$1,075,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	1.985	Acres
Property Type:	Vacant Land	
Topography	Flat, level tablelands	

LAND USE DATA

Proposed Use: Business Park

At the time of sale the property was vacant and unimproved





Sale 2

TRADE VALLEY DRIVE, VAUGHAN

Located east of Highway 50, south of Rutherford Road

SUMMARY

Sale Price	$1,644,300	
Sale Date	June 28, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$673,617	per acre

LEGAL

Vendor:	1581600 Ontario Inc.
Purchaser:	Anatolia Tile Inc.
PIN:	03319-0054
Legal Description:	Block 5, Plan 65M-4150



CONSIDERATION

Cash:	$1,644,300	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$1,644,300	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	2.441	Acres
Property Type:	Vacant Land	
Topography	Flat, level tablelands	

LAND USE DATA

Proposed Use: One industrial building.

At the time of sale the property was vacant and unimproved




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Sale 3

8300 HUNTINGTON ROAD, VAUGHAN

Located east of Highway 50 and north of Highway 7

SUMMARY

Sale Price	$16,875,560	
Sale Date	June 28, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$680,000	per acre

LEGAL

Vendor:	Roybridge Investments
Purchaser:	Anatolia Tile Inc.
PIN:	03317-0495, 03317-0525
Legal Description:	Part of Road allowance between concession 9 and 10, Vaughan, designated as parts 10, 11 and 12 on plan 65R-30590


Zenway Blvd
Zenway Blvd

CONSIDERATION

Cash:	$16,875,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$16,875,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	24.817	Acres
Property Type:	Vacant Land	
Topography	Flat, level tablelands	

LAND USE DATA

Proposed Use: Industrial/ Employment

At the time of sale the property was vacant and unimproved




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Sale 4

1288 MILLARD STREET, WHITCHURCH-STOUFFVILLE

Located east of Highway 48 and north of Main Street

SUMMARY

Sale Price	$2,892,190	
Sale Date	June 19, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$788,707	per acre

LEGAL

Vendor:	Sorbara Group
Purchaser:	2187042 Ontario Inc.
PIN:	03719-0569
Legal Description:	Block 9 on Plan 65M-4043



CONSIDERATION

Cash:	$2,892,190	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$2,892,190	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	3.667	Acres
Property Type:	Vacant Land	
Topography	Flat, level tablelands	

LAND USE DATA

Proposed Use: Business Park – Auto Dealership

At the time of sale the property was vacant and unimproved




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Location Map of Comparable Sales


ID Address
1 Hillock Drive Aurora
2 Trade Valley Drive, Vaughan
3 3300 Huntington Road, Vaughan
4 1288 Millard Street, Whitchurch-Stouffville
Bradford West Gwillimbury
East Gwillimbury
Newmarket
Aurora
Whitchurch-Stouffville
Stouffville
King City
Richmond Hill
Markham
Vaughan
Brampton
Toronto
Pickering
Ajax
Whitby
Oshawa
Orangeville
Bolton
Halton Hills
Regional Municipality of Peel


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FINAL ESTIMATE OF VALUE

9 acres @ $600,000 = $5,400,000

Five Million Four Hundred Thousand Dollars

The above value estimate is applicable to the effective date of valuation, January 19, 2011 and is predicated on an exposure period of three to six months and assumes a sale on an all-cash to vendor basis.




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Short Narrative Appraisal
Parcel K
Wellington Street East

PREPARED BY:
Demetri Andros, AACI MRICS
Managing Director
Valuation & Advisory Services

PREPARED FOR:
Mr. John Medland
Vice President
Blair Franklin Capital Partners Inc.


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VALUATION

HIGHEST AND BEST USE

The principle of highest and best use is fundamental to the concept of value in real estate. Highest and best use, in general, may be defined as follows:

"The reasonably probable and legal use of vacant land of an improved property; which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum productivity."

Analysis

Legal Permissibility

- The property is currently designated as a Business Park under the Official Plan (OPA 30) and is intended for development of high quality employment uses. Retail type development is discouraged. The current zoning of the property is (H) BP-3, permitting a range of uses including a convention centre, a data processing centre, fitness centre, food processing establishment, industrial uses if within an enclosed building, a hotel, office, research and training facility, printing, media and communications establishment.

Physical Possibility

- This site is located at the northeast corner of Wellington Street and Mavrinac Boulevard, opposite the Magna International headquarters. Its size and location would permit development of a variety of business related uses similar to those identified in the zoning regulations.
- The site has access from Mavrinac Blvd.
- The subject lands are clear, street elevation and level.
- *Note: The soil conditions are assumed to be sufficient in quality to support the designated uses.*


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Financial Feasibility	• Of the permitted uses, high quality employment use would be feasible and marketable, based on the subject's location, site size, shape and land use patterns.
Maximum Productivity	• Based upon the nature of the subject lands and their location within the Town of Aurora – high quality employment use is believed to represent a maximally productive use for the subject property.
Conclusion	• Based upon the analysis of the land as if vacant, the highest and best use is estimated to be **High Quality Employment Use** as defined by the Town of Aurora Official Plan.





SIGNIFICANT INVESTMENT CHARACTERISTICS OF SUBJECT

It is necessary to understand the specific investment characteristics of the subject property, as viewed by a potential purchaser.

Market Demand	
Strengths	**Weaknesses**
• The GTA Industrial and commercial markets have been very strong over the past 2 years and continue to experience growth.	• Business park developments are still more prevalent in the more developed areas to the south.
• According to brokers and agents, the land market is still very strong.	
• Greenbelt legislation has restricted land availability in the GTA.	
Location	
Strengths	**Weaknesses**
• Located within the Town of Aurora, a growing population node that is residential in character and surrounded by rural lands.	• Located mid-block between Bayview and Leslie Street and in the shadow of the Magna International headquarters will necessitate a prestigiously designed building at this location perhaps escalating the cost of the building.
• Located within commuting distance of the City of Toronto.	•
Physical Characteristics	
Strengths	**Weaknesses**
• The subject site is of sufficient size to accommodate high quality employment use.	


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VIEWS OF PARCEL "K"



VIEW LOOKING NORTH EAST PARCEL K





VALUATION METHODOLOGY

Traditionally, there are three accepted methods of valuing real property:

- Cost Approach;
- Direct Comparison Approach; and
- Income Approach.

The selection of a relevant methodology depends upon the nature and characteristics of the real estate under consideration.

1) **The Cost Approach** to value is based upon the economic principle of substitution, which holds that the value of a property should not be more than the amount by which one can obtain, by purchase of a site and construction of a building without undue delay, a property of equal desirability and utility.

2) **The Direct Comparison Approach** examines the cost of acquiring equally desirable and valuable substitute properties, indicated by transactions of comparable properties, within the market area. The characteristics of the sale properties are compared to the subject property on the basis of time and such features as location, size and quality of improvements, design features and income generating potential of the property.

3) **The Income Approach** is an appropriate test for a property capable of producing rental income, since the method considers that capability. A capitalization process establishes the relationship between net income and value. Annual income is first calculated from actual rent or from a projection based on that rent which the property could expect to obtain in the open market. Deductions are then taken for those operating expenses, if any, paid by the owner. The resulting net income before debt service is then capitalized at an appropriate rate.

Selection of Relevant Methodology

The Direct Comparison Approach, which is the most common technique used to value land, is the preferred method when sales of comparable properties are available. The subject property is a parcel of vacant commercial land located in a newly developing area of Aurora. Consequently the valuation methodology employed in this report was limited solely to the Direct Comparison Approach in estimating the site's market value.


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DIRECT COMPARISON APPROACH

Introduction

The Direct Comparison Approach is a process of comparing market data. The prices paid for similar properties are usually used in estimated market value. However, prices asked by owners and offers made by prospective purchasers on similar properties may also be used in estimating value; in the absence of a sale, an asking price generally sets the upper limit of value for a property, whereas an offered price typically establishes the lower limit. Since this approach relies on the actions of buyers and sellers in the market, it is usually the best measure of property value when reliable market information is available.

The Direct Comparison Approach can be used in the valuation of most properties and is a persuasive test of value when there are sufficient recent sales of properties similar to the property being appraised. The estimate of value by the Direct Comparison Approach is typically a reliable indicator of market value for properties that are not traded on the basis of income, such as, single family dwellings, vacant land, and small owner occupied commercial and industrial properties. The reliability of this approach is diminished where:

There is limited market information;

Markets are experiencing rapidly changing market conditions, which may impact the reliability of the appraiser's adjustments; and

Properties are traded on the basis of the economic characteristics of net income and anticipated rates of return; the economic characteristics are not a matter of public record and, since vendors and purchasers are often reluctant to fully disclose the financial details of the transaction, the value estimate can be impacted by factors that may not be evident in the comparison of the subject property and each comparable property.

The application of the Direct Comparison Approach involves a five-step process:

- Research the competitive market for information on sales transactions, listings and offers to purchase or sell involving properties that are similar to the subject property in terms of characteristics such as property type, date of sale, size, physical condition, location and land use constraints. The goal is to find a set of comparable sale properties as similar as possible to the subject property.


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- Verify the information by confirming that the data obtained is factually accurate and that the transactions reflect arm's-length market considerations. Verification may also elicit additional information about the market.
- Select relevant units of comparison (e.g., price per acre, price per square foot, price per front foot) and develop a comparative analysis for each unit. The goal here is to define and identify a unit of comparison that explains market behaviour.
- Look for differences between the comparable sale properties and the subject property using the elements of comparison. Then, adjust the price of each sale property to reflect how it differs from the subject property or eliminate that property as a comparable. This step typically involves using the most comparable sale properties and then adjusting for any remaining differences.
- Reconcile the various value indications produced from the analysis of comparables into a single value indication or a range of values.[1]

Sales Adjustment Process

Since no two properties are alike, comparison analysis requires consideration of the differences between the subject property and a comparable property. An adjustment must be made to the sale price of each comparable property for all significant differences. The adjustment is applied so the comparable sale price reflects the characteristics of the subject property. If a characteristic of a comparable property is superior to the subject property, then a downward adjustment to the sale price of the comparable property is required; if a characteristic of the comparable property is inferior, then an upward adjustment to the sale price is required. After the differences between the subject property and each comparable property have been considered and adjusted, the comparable properties with the fewest adjustments are generally considered most comparable to the subject property and are given the greatest weight as indications of market value for the subject property.

The adjustment process in comparison analysis can either be quantitative or qualitative. In using quantitative analysis techniques, mathematical processes are used to identify which elements of comparison require adjustments and to quantify the amount of the adjustment. Quantitative analysis techniques require sufficient market data for meaningful analysis from which the appraiser can substantiate the amount of the adjustment for each element requiring an adjustment.

---

[1] Appraisal Institute and Appraisal Institute of Canada, *The Appraisal of Real Estate*, 2nd Canadian Edition (2002), page 17.5.


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Qualitative adjustment techniques do not quantify the amount of the adjustment. Relative comparison analysis is a qualitative technique where the relationships indicated by the market data are analyzed without recourse to quantification of the differences. In applying relative comparison analysis, the adjustment process reflects the imperfect nature of the real estate market; the appraiser analyses each comparable property to determine and rank each comparable property as to its inferiority, similarity or superiority to the characteristics of the property being appraised. In relative comparison analysis, the appraiser expresses the differences as being inferior, greatly inferior, somewhat inferior, superior, greatly superior, somewhat superior or any other descriptive terms that clearly convey the quality of the differences in the item being compared between the subject property and the comparable sale property.

In comparing each comparable sale property to the subject property, the appraiser considers the elements of comparison, which are *"the characteristics or attributes of properties and transactions that help explain the variance of prices paid for real estate."*[2] The elements of comparison, in the order of consideration, are:

Market Condition (Time)

Where the market is changing, it may be necessary to adjust prices to reflect the time difference between the date of sale of a comparable property and the date of valuation.

Analysis

Property Rights Conveyed

- When real property rights are sold, they may be the sole subject of the contract or the contract may include other rights. In the sales comparison analysis, it is pertinent that the property rights of the comparable sale be similar to the property rights of the subject property. All the sales considered were fee simple transfers, no adjustments were necessary.

Financing Terms

- The transaction price of one property may differ from that of a similar property due to different financing arrangements. Financing arrangements may include existing mortgages at favorable interest rates or paying cash to a lender so that a mortgage with a below-market interest rate could be offered. Adjustments were made for properties with favorable interest rates.

[2] *The Appraisal of Real Estate*, Glossary.8.


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Conditions of Sale

- Adjustments for conditions of sale usually reflect the motivations of the purchaser and vendor. In some cases the conditions of sale significantly affect transaction prices. Sales that reflect unusual situations, require an appropriate adjustment for motivation or sale condition. For example, power-of-sale conditions involve a certain degree of urgency on part of the lender - leading to a somewhat lower sale price than what would otherwise be expected. All the sales considered were normal market transactions with no undue motivation, no adjustments were necessary.

Location

- An adjustment for location within a market area may be required when the locational characteristics of a comparable property are different from those of the subject property. Excessive locational differences may disqualify a property from use as a comparable. Most comparable properties in the same area have similar locational characteristics, but variations may exist within that area of analysis. Although no location is inherently desirable or undesirable, the market recognizes that one location is better than, similar to, or worse than another.
- Both regional and neighborhood specific attributes were considered in the adjustment analysis. Generally, locations (all else equal) that offer good exposure to a major transportation route and are easily accessible and in reasonable proximity to a skilled labor force potential are considered most desirable.

Site Size

- The price per acre of land is expected to vary with the size of the tract. Generally, above an optimum acreage, as size increases, the price per acre decreases where all other features are similar. This is typically referred to as marginal diminishing utility.

Topography

- An esthetically pleasing contour or terrain which has a greater proportion of usable land will generally command a higher premium on the open market. In addition, topography also impacts site preparation costs (ie. fill requirements) and hence market value.

Zoning

- Any difference in the current use or the highest and best use of a potential comparable sale and the subject property must be addressed. Generally, in the valuation of vacant land, zoning is one of the primary determinants of the highest and best use of the property, since it serves



as the test of legal permissibility. Comparable sales with dissimilar zoning to that of the subject require adjustment for differences in utility as a result of permitted uses.

The Appraisal Institute of Canada recommends the use of "paired sales analysis" in the derivation of adjustments. This involves locating two very similar sales that sell in a similar time period. If the two sales differ in only one key feature, then the difference in sale price can be used as the "market indicator" for the adjustment for that feature. In practice, this concept usually only applies to newer homes in the subdivision. Rural, commercial and industrial properties tend to be unique, and therefore in practice are not usually possible to find paired sales to derive adjustments. In the absence of paired sales, it is the appraisers' experience and judgment (based on observation) that is used for adjustments

Selection of Comparable Sales

Since characteristics of the comparable properties in this appraisal varied, the sale prices have been reduced to a common denominator. A price per acre, often recognized by purchasers as an appropriate unit of comparison, has therefore been selected.

As one sale is not necessarily indicative of market value, an appraiser examines a number of market transactions. When properly reconciled, trends emerge, leading to the estimate of market value of the property being appraised.

The commercial component of Parcel "K", as described in the land use description, comprises 8 acres. A search of comparable sales in Central York with the potential for Business Park / Commercial development yielded four key sales considered appropriate for the subject property. The main sale prices ranged from $1,075,000 to $16,875,560. The sales ranged in size from 1.985 to 25 acres. When converted to a rate per acre, the prices were from $541,562 to $788,707 per acre.




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Comparable Land Sales

No.	Address	Municipality	Sale Date	Sale Price	Size (Acres)	Price per Acre
1	Don Hillock Drive & Goulding Avenue	Aurora	Nov-10	$1,075,000	1.985	$541,562
2	Trade Valley Drive	Vaughan	Jun-10	$1,644,300	2.441	$673,617
3	8300 Huntington Road	Vaughan	Jun-10	$16,875,560	24.817	$680,000
4	1288 Millard Street	Whitchurch-Stouffville	Jun-09	$2,892,190	3.667	$788,707

The following is a brief description of the comparable key sales and the adjustments required to the sale prices for purposes of comparison with the subject.

Sale 1 (Don Hillock Drive & Goulding Avenue) is located in a business park north of Don Hillock Drive and east of Leslie Street in Aurora, this site consists of 1.985 acres of vacant land. It was purchased by HWP Diversified Holdings Inc. from 2146731 Ontario Ltd. for $1,075,000 ($541,562 per acre) on November 30, 2010. The property rights conveyed were fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. The land is located one kilometer east of the subject, just south of Wellington Street East, within Magna's neighboring land parcel. The Town of Aurora Official Plan designates the property as a Business Park development area, with the same permitted use classifications as the subject. An upward adjustment was made for the superior location of the subject, located with direct frontage to Wellington Street east. The final adjusted sale price is $568,640 per acre.

Sale 2 (Trade Valley Drive) is located in a business park / industrial node east of Highway 50 and south of Rutherford Road in Vaughan, Ontario. The site consists of 2.441 acres of vacant land. It was purchased by Anatolia Tile Inc from 1581600 Ontario Inc. for $1,644,300 ($673,617 per acre) on June 28, 2010. The property rights conveyed were fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. The City of Vaughan Official Plan designates the property as prestige area/ employment area, while the zoning by-law classifies the site EM2, a general employment classification. At the time of sale the land was vacant and unimproved, it is our understanding that the purchaser intends to submit applications for one industrial development upon the site. A slight downward adjustment is considered appropriate based on the comparable's superior location, situated in Vaughan, an up-market, highly desirable area within the Greater Toronto Area. The final adjusted sale price is $639,937 per acre.


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Sale 3 (8300 Huntington Road) is located in a mixed business park and agricultural area east of Highway 50, north of Highway 7. The site consists of 24.817 acres of vacant land. It was purchased by Anatolia Tile Inc from Roybridge Investments for $16,875,560 ($680,000 per acre) on June 28, 2010. The property rights conveyed were fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. The City of Vaughan Official Plan designates the property as a business employment area, while the zoning by-law classifies the site EM1, a prestige employment area classification. At the time of sale the land was vacant and unimproved. An application for the development of an industrial building was proposed and accepted in by permit on June 23rd 2010. A downward is considered appropriate based on the comparable's superior location, situated in Vaughan, an up-market, highly desirable area within the Greater Toronto Area. A further downward adjustment has been considered appropriate on the basis of this particular site falling within a zoning classification permitting the by-passing of normal site plan application processes, allowing for more flexible developments. The final adjusted sale price is **$625,600 per acre**.

Sale 4 (1288 Millard Street) is located within the Oak Ridge Moraine settlement area in the Town of Whitchurch-Stouffville. The Community of Stouffville Secondary Plan and the Town of Whitchurch-Stouffville Official Plan both designate the property as a business park area. The land is currently zoned as IP-H, an industrial classification. The site consists of 3.667 acres of vacant land. It was purchased by 2187042 Ontario Ltd. from the Sorbara Group for $2,892,190 ($788,707 per acre) on June 19, 2009. The property rights conveyed were fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. At the time of sale the site was undergoing preliminary grading while an application for the development of a new 30,000 sq.ft Toyota Dealership was awaiting approval. An downward adjustment has been considered appropriate given the comparables smaller acreage, with a higher premium required per acre in comparison to larger sales. The final adjusted sale price is **$749,272 per acre**.

After adjustments the four key sales indicate a unit value ranging from $568,640 to $749,272 per acre.



ITEM	Subject	Sale 1	Sale 2	Sale 3	Sale 4
Location	Parcel K	Don Hillock Drive & Goulding Avenue	Trade Valley Drive Vaughan	8300 Huntington Road Vaughan	1288 Millard Street Whitchurch-Stouffville
Date of Sale	-	Nov-10	Jun-10	Jun-10	Jun-09
Site Area (Acres)	8	1.985	2.441	24.817	3.667
Official Plan	Business park	Business Park	General employment	Prestige area and employment area general	Business Park
Zoning	(H) BP-3 - Business Park	EM2 - General Employment	EM2 - General Employment	EM1 -Prestige Employment Area	IP-H - Prestige Industrial
Proposed Development	Commercial	Based on the acceptance of a site plan application to the City of Vaughan Planning Department, the purchaser intends to construct one commercial development.	The land is currently vacant and unimproved. It is our understanding that the purchaser intends to construct one industrial building on the site upon site plan approval.	At the time of sale the land was vacant and unimproved. The purchasor has submitted an application proposing the development of an industrial/commercial dacility.	A site plan has been submitted proposing the development of a 30,301 square foot car dealership. The application is currenlty pending approval.
Total Consideration		$1,075,000	$1,644,300	$16,875,560	$2,892,190
Unadjusted Price per Acre		**$541,562**	**$673,617**	**$680,000**	**$788,707**
Real Property Rights Conveyed		0%	0%	0%	0%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$788,707
Financing Terms		0%	0%	0%	0%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$788,707
Motivation		0%	0%	0%	0%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$788,707
Market Conditions		0%	0%	0%	0%
Adjusted Price (per acre)		$541,562	$673,617	$680,000	$788,707
Location		5%	-5%	-5%	0%
Density (Assumed)		0%	0%	0%	0%
Physical Characteristics		0%	0%	-3%	-5%
Final Adjusted Rate per Acre		**$568,640**	**$639,937**	**$625,600**	**$749,272**


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Summary

The above transactions represent the sale of Business Park and General Employment land in York Region, ranging in size from 1.985 acres to 24.817 acres. The sale prices ranged between $541,562 and $788,707 per acre, before adjustments and between $568,640 and $749,272 per acre after adjustments. The three most recent of the four sales fall within a price range of $568,640 and $639,937 per acre, therefore, a value near the midpoint of that range would be appropriate for the subject property

After due consideration of the respective comparability of the sales analysed, it is our opinion that the estimated market value of Parcel "J" at the effective date, and via the Direct Comparison Approach is reflected in a unit rate of $600,000 per acre.

Parcel "K" has an area of 8 acres and is designated for Business Park uses in the Aurora official plan.
Applying the unit rate derived from the five key comparable sales results in a value estimate as follows:

8 acres @ $600,000 = $4,800,000

Four Million Eight Hundred Thousand Dollars

A summary of the individual key transactions has been outlined overleaf.


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Sale 1

DON HILLOCK DRIVE & GOULDING AVENUE, AURORA

Located south of Wellington Street East, east of Leslie Street

SUMMARY

Sale Price	$1,075,000	
Sale Date	November 30, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$541,562	per acre

LEGAL

Vendor:	2146731 Ontario Limited
Purchaser:	Zentil Property Management
PIN:	03642-2344
Legal Description:	Lot 5, Plan 65M - 3974



CONSIDERATION

Cash:	$1,075,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$1,075,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	1.985	Acres
Property Type:	Vacant Land	
Topography	Flat, level tablelands	

LAND USE DATA

Proposed Use: Business Park

At the time of sale the property was vacant and unimproved





Sale 2

TRADE VALLEY DRIVE, VAUGHAN

Located east of Highway 50, south of Rutherford Road

SUMMARY

Sale Price	$1,644,300	
Sale Date	June 28, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$673,617	per acre

LEGAL

Vendor:	1581600 Ontario Inc.
Purchaser:	Anatolia Tile Inc.
PIN:	03319-0054
Legal Description:	Block 5, Plan 65M-4150



CONSIDERATION

Cash:	$1,644,300	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$1,644,300	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	2.441	Acres
Property Type:	Vacant Land	
Topography	Flat, level tablelands	

LAND USE DATA

Proposed Use: One industrial building.

At the time of sale the property was vacant and unimproved


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Sale 3

8300 HUNTINGTON ROAD, VAUGHAN

Located east of Highway 50 and north of Highway 7

SUMMARY

Sale Price	$16,875,560	
Sale Date	June 28, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$680,000	per acre

LEGAL

Vendor: Roybridge Investments

Purchaser: Anatolia Tile Inc.

PIN: 03317-0495, 03317-0525

Legal Description: Part of Road allowance between concession 9 and 10, Vaughan, designated as parts 10, 11 and 12 on plan 65R-30590


Zenway Blvd
Zenway Blvd

CONSIDERATION

Cash:	$16,875,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$16,875,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	24.817	Acres
Property Type:	Vacant Land	
Topography	Flat, level tablelands	

LAND USE DATA

Proposed Use: Industrial/ Employment

At the time of sale the property was vacant and unimproved





Sale 4

1288 MILLARD STREET, WHITCHURCH-STOUFFVILLE

Located east of Highway 48 and north of Main Street

SUMMARY

Sale Price	$2,892,190	
Sale Date	June 19, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$788,707	per acre

LEGAL

Vendor:	Sorbara Group
Purchaser:	2187042 Ontario Inc.
PIN:	03719-0569
Legal Description:	Block 9 on Plan 65M-4043



CONSIDERATION

Cash:	$2,892,190	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$2,892,190	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	3.667	Acres
Property Type:	Vacant Land	
Topography	Flat, level tablelands	

LAND USE DATA

Proposed Use: Business Park – Auto Dealership

At the time of sale the property was vacant and unimproved




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Location Map of Comparable Sales


ID Address
1 Hillock Drive Aurora
2 Trade Valley Drive, Vaughan
3 8300 Huntington Road, Vaughan
4 1288 Millard Street, Whitchurch-Stouffville
Newmarket
Aurora
Whitchurch-Stouffville
Stouffville
King City
Richmond Hill
Markham
Vaughan
Brampton
Toronto
Pickering
Ajax
Whitby
Oshawa
Orangeville
Bolton
Halton Hills
East Gwillimbury
Bradford West Gwillimbury
New Tecumseth
Uxbridge
Regional Municipality of Peel


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FINAL ESTIMATE OF VALUE

8 acres @ $600,000 = $4,800,000

Four Million Eight Hundred Thousand Dollars

The above value estimate is applicable to the effective date of valuation, January 19, 2011 and is predicated on an exposure period of three to six months and assumes a sale on an all-cash to vendor basis.


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Short Narrative Appraisal
Parcel L
Wellington Street East

PREPARED BY:
Demetri Andros, AACI MRICS
Managing Director
Valuation & Advisory Services

PREPARED FOR:
Mr. John Medland
Vice President
Blair Franklin Capital Partners Inc.


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VALUATION

HIGHEST AND BEST USE

The principle of highest and best use is fundamental to the concept of value in real estate. Highest and best use, in general, may be defined as follows:

"The reasonably probable and legal use of vacant land of an improved property; which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum productivity."

Analysis

Legal Permissibility

- The property is currently designated as Medium-High Density Residential under the Official Plan (OPA 30) and is intended for residential uses.
- Although currently zoned R6-53/54 Row Dwellings - Residential, based upon our understanding the lands can be rezoned for development as contemplated in the Official Plan.

Physical Possibility

- This site has excellent frontage onto Wellington Street East.
- The site has access from Wellington Blvd.
- The subject lands are clear, slightly below street elevation and level having been rough graded in anticipation of further development.
- *Note: The soil conditions are assumed to be sufficient in quality to support the designated uses.*

Financial Feasibility

- Of the permitted uses, residential uses would be feasible and marketable, based on the subject's location, site size, shape and land use patterns in the area.


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Maximum Productivity	• Based upon the nature of the subject lands and their location within the Town of Aurora – a mix of residential uses is believed to represent a maximally productive use for the subject property.
Conclusion	• Based upon the analysis of the land as if vacant, the highest and best use is estimated to be **mix of low and medium density residential uses** as defined by the Town of Aurora Official Plan.


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SIGNIFICANT INVESTMENT CHARACTERISTICS OF SUBJECT

Market Demand	
Strengths	**Weaknesses**
• The GTA residential and commercial markets have been very strong over the past 2 years and continue to experience growth.	• Considerable residential development to the north may provide competing residential developments for this site.
• According to brokers and agents, the land market is still very strong.	
• Greenbelt legislation has restricted land availability in the GTA.	
Location	
Strengths	**Weaknesses**
• Located within the Town of Aurora, a growing population node that is residential in character, and surrounded by rural lands.	• Fronting on busy arterial street
• Located within commuting distance of the City of Toronto.	
• Good location and excellent access to the major arterial roads of Wellington Street East, Bayview Avenue, Leslie Street and Highway 404.	
Physical Characteristics	
Strengths	**Weaknesses**
• The subject site is of sufficient size to accommodate a mix of residential uses.	Municipal services required to be extended from Wellington Street into subject site.



VIEWS OF PARCEL "L"



VIEW LOOKING NORTH PARCEL L





VALUATION METHODOLOGY

Traditionally, there are three accepted methods of valuing real property:

- Cost Approach;
- Direct Comparison Approach; and
- Income Approach.

The selection of a relevant methodology depends upon the nature and characteristics of the real estate under consideration.

1) **The Cost Approach** to value is based upon the economic principle of substitution, which holds that the value of a property should not be more than the amount by which one can obtain, by purchase of a site and construction of a building without undue delay, a property of equal desirability and utility.

2) **The Direct Comparison Approach** examines the cost of acquiring equally desirable and valuable substitute properties, indicated by transactions of comparable properties, within the market area. The characteristics of the sale properties are compared to the subject property on the basis of time and such features as location, size and quality of improvements, design features and income generating potential of the property.

3) **The Income Approach** is an appropriate test for a property capable of producing rental income, since the method considers that capability. A capitalization process establishes the relationship between net income and value. Annual income is first calculated from actual rent or from a projection based on that rent which the property could expect to obtain in the open market. Deductions are then taken for those operating expenses, if any, paid by the owner. The resulting net income before debt service is then capitalized at an appropriate rate.

Selection of Relevant Methodology

The Direct Comparison Approach, which is the most common technique used to value land, is the preferred method when sales of comparable properties are available. The subject property is a parcel of vacant land located in a newly developing area of Aurora. Consequently the valuation methodology employed in this report was limited to the Direct Comparison Approach in estimating the site's market value.


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DIRECT COMPARISON APPROACH

Introduction

The Direct Comparison Approach is a process of comparing market data. The prices paid for similar properties are usually used in estimated market value. However, prices asked by owners and offers made by prospective purchasers on similar properties may also be used in estimating value; in the absence of a sale, an asking price generally sets the upper limit of value for a property, whereas an offered price typically establishes the lower limit. Since this approach relies on the actions of buyers and sellers in the market, it is usually the best measure of property value when reliable market information is available.

The Direct Comparison Approach can be used in the valuation of most properties and is a persuasive test of value when there are sufficient recent sales of properties similar to the property being appraised. The estimate of value by the Direct Comparison Approach is typically a reliable indicator of market value for properties that are not traded on the basis of income, such as, single family dwellings, vacant land, and small owner occupied commercial and industrial properties. The reliability of this approach is diminished where:

- There is limited market information;
- Markets are experiencing rapidly changing market conditions, which may impact the reliability of the appraiser's adjustments; and
- Properties are traded on the basis of the economic characteristics of net income and anticipated rates of return; the economic characteristics are not a matter of public record and, since vendors and purchasers are often reluctant to fully disclose the financial details of the transaction, the value estimate can be impacted by factors that may not be evident in the comparison of the subject property and each comparable property.

The application of the Direct Comparison Approach involves a five-step process:

- Research the competitive market for information on sales transactions, listings and offers to purchase or sell involving properties that are similar to the subject property in terms of characteristics such as property type, date of sale, size, physical condition, location and land use constraints. The goal is to find a set of comparable sale properties as similar as possible to the subject property.



- Verify the information by confirming that the data obtained is factually accurate and that the transactions reflect arm's-length market considerations. Verification may also elicit additional information about the market.
- Select relevant units of comparison (e.g., price per acre, price per square foot, price per front foot) and develop a comparative analysis for each unit. The goal here is to define and identify a unit of comparison that explains market behaviour.
- Look for differences between the comparable sale properties and the subject property using the elements of comparison. Then, adjust the price of each sale property to reflect how it differs from the subject property or eliminate that property as a comparable. This step typically involves using the most comparable sale properties and then adjusting for any remaining differences.
- Reconcile the various value indications produced from the analysis of comparables into a single value indication or a range of values.[1]

Sales Adjustment Process

Since no two properties are alike, comparison analysis requires consideration of the differences between the subject property and a comparable property. An adjustment must be made to the sale price of each comparable property for all significant differences. The adjustment is applied so the comparable sale price reflects the characteristics of the subject property. If a characteristic of a comparable property is superior to the subject property, then a downward adjustment to the sale price of the comparable property is required; if a characteristic of the comparable property is inferior, then an upward adjustment to the sale price is required. After the differences between the subject property and each comparable property have been considered and adjusted, the comparable properties with the fewest adjustments are generally considered most comparable to the subject property and are given the greatest weight as indications of market value for the subject property.

The adjustment process in comparison analysis can either be quantitative or qualitative. In using quantitative analysis techniques, mathematical processes are used to identify which elements of comparison require adjustments and to quantify the amount of the adjustment. Quantitative analysis techniques require sufficient market data for meaningful analysis from which the appraiser can substantiate the amount of the adjustment for each element requiring an adjustment.

Qualitative adjustment techniques do not quantify the amount of the adjustment. Relative comparison analysis is a qualitative technique where the relationships indicated by the market data are analyzed without recourse to

[1] **Appraisal Institute and Appraisal Institute of Canada, *The Appraisal of Real Estate*, 2nd Canadian Edition (2002), page 17.5.**



quantification of the differences. In applying relative comparison analysis, the adjustment process reflects the imperfect nature of the real estate market; the appraiser analyses each comparable property to determine and rank each comparable property as to its inferiority, similarity or superiority to the characteristics of the property being appraised. In relative comparison analysis, the appraiser expresses the differences as being inferior, greatly inferior, somewhat inferior, superior, greatly superior, somewhat superior or any other descriptive terms that clearly convey the quality of the differences in the item being compared between the subject property and the comparable sale property.

In comparing each comparable sale property to the subject property, the appraiser considers the elements of comparison, which are *"the characteristics or attributes of properties and transactions that help explain the variance of prices paid for real estate."*[2] The elements of comparison, in the order of consideration, are:

Market Condition (Time)

Where the market is changing, it may be necessary to adjust prices to reflect the time difference between the date of sale of a comparable property and the date of valuation.

Analysis

Property Rights Conveyed

- When real property rights are sold, they may be the sole subject of the contract or the contract may include other rights. In the sales comparison analysis, it is pertinent that the property rights of the comparable sale be similar to the property rights of the subject property. All the sales considered were fee simple transfers, no adjustments were necessary.

Financing Terms

- The transaction price of one property may differ from that of a similar property due to different financing arrangements. Financing arrangements may include existing mortgages at favourable interest rates or paying cash to a lender so that a mortgage with a below-market interest rate could be offered. Adjustments were made for properties with favourable interest rates.

[2] ***The Appraisal of Real Estate*, Glossary.8.**


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Conditions of Sale	• Adjustments for conditions of sale usually reflect the motivations of the purchaser and vendor. In some cases the conditions of sale significantly affect transaction prices. Sales that reflect unusual situations, require an appropriate adjustment for motivation or sale condition. For example, power-of-sale conditions involve a certain degree of urgency on part of the lender - leading to a somewhat lower sale price than what would otherwise be expected. All the sales considered were normal market transactions with no undue motivation, no adjustments were necessary.
Location (Regional/Neighbourhood)	• Real estate investment assets have experienced value growth over the past 24 months.
Location	• An adjustment for location within a market area may be required when the locational characteristics of a comparable property are different from those of the subject property. Excessive locational differences may disqualify a property from use as a comparable. Most comparable properties in the same area have similar locational characteristics, but variations may exist within that area of analysis. Although no location is inherently desirable or undesirable, the market recognizes that one location is better than, similar to, or worse than another. • Both regional and neighbourhood specific attributes were considered in the adjustment analysis. Generally, locations (all else equal) more distant from Toronto tend to decrease in value while properties with strong neighbourhood amenities are considered most desirable.
Site Size	• The price per acre of land is expected to vary with the size of the tract. Generally, above an optimum acreage, as size increases, the price per acre decreases where all other features are similar. This is typically referred to as marginal diminishing utility.
Topography	• An esthetically pleasing contour or terrain which has a greater proportion of usable land will generally command a higher premium on the open market. In addition, topography also impacts site preparation costs (ie. fill requirements) and hence market value.


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Zoning

- Any difference in the current use or the highest and best use of a potential comparable sale and the subject property must be addressed. Generally, in the valuation of vacant land, official plan and zoning regulations are the primary determinants of the highest and best use of the property, since they serve as the test of legal permissibility. Comparable sales with dissimilar zoning to that of the subject require adjustment for differences in utility as a result of permitted uses.

The Appraisal Institute of Canada recommends the use of "paired sales analysis" in the derivation of adjustments. This involves locating two very similar sales that sell in a similar time period. If the two sales differ in only one key feature, then the difference in sale price can be used as the "market indicator" for the adjustment for that feature. In practice, this concept usually only applies to newer homes in the subdivision. Rural, commercial and industrial properties tend to be unique, and therefore in practice are not usually possible to find paired sales to derive adjustments. In the absence of paired sales, it is the appraisers' experience and judgment (based on observation) that is used for adjustments.

Analysis

This parcel while designated for Medium-High Density Development within the official plan, requires the extension of municipal services from Wellington Street.

Giving consideration to the policies of the official plan which indicates that densities as indicated are intended to provide guidelines for the total population within designated neighbourhoods It is therefore necessary to look beyond the designation and consider development in the overall context of the neighbourhood. OPA 30 further specifies that medium-high density development should be located adjacent to Wellington Street where commercial, recreational, community services and transit facilities will be most accessible. In that regard I am of the opinion that residential development of this parcel is likely to include a mix of low and medium density residential development. It is for these reasons we have chosen to consider the sales of low-medium density sales as well as medium-high density residential sales to arrive at a value estimate for Parcel "L".

Selection of Comparable Sales

Since characteristics of the comparable properties in this appraisal varied, the sale prices have been reduced to a common denominator. A price per acre, often recognized by purchasers as an appropriate unit of comparison, has therefore been selected.



As one sale is not necessarily indicative of market value, an appraiser examines a number of market transactions. When properly reconciled, trends emerge, leading to the estimate of market value of the property being appraised.

The commercial component of Parcel "L", as described in the land use description, comprises 19 acres. A search for sales in York Region of residential development land yielded four sales considered similar to the subject property. The sale prices ranged from $1,500,000 to $866,077. The sales ranged in size from 3.59 to 11.433 acres. When converted to a rate per acre, the prices were from $461,245 to $779,469 per acre.

Index No.	Address	Sale Date	Sale Price	Size (Acres)	Price per Acre	Vendor Purchaser	Land Use
1	4002 & 4022 Highway No. 7 Markham	Oct-10	$9,500,000	10.969	$866,077	Sobeys Times Group Corporation	Low/Med/High-Density
2	Major Mackenzie Drive East Markham	Jun-10	$5,775,000	11.433	$401,843 (Adjusted)	Ibrans Developments Ltd. Digram Developments Inc.	Med-Density
3	13424 Keele Street King	May-10	$1,500,000	3.59	$417,827	Vanna Homes Clearway Group	Med-Density
4	16200 Yonge Street Newmarket	May-09	$2,650,000	7.373	$359,420	Mademont Yonge Inc. 2202995 Ontario Inc.	Med-Density

A brief description of these four sales and the required adjustments follows.

Sale 1 – 4002 & 4022 Highway No. 7 is located in the Town of Markham on the north side of Highway No. 7, east of Warden Avenue. This site consists of 10.969 acres of vacant land. The property was purchased by Times Group Corporation from Sobeys for $9,500,000 ($866,077 per acre) In October 2010. The property rights conveyed were the fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. The Town of Markham Official Plan designates the property High, Medium and Low Density Residential. The Zoning By-law classifies the property RHD2, RST1 and R6, all residential classifications. Downward adjustments were made for the comparable's superior location. The final adjusted sale price is $779,469 per acre.

Sale 2 (Major Mackenzie Drive East) is located on the south side of Major Mackenzie Drive East, east of Highway No. 48 in the Town of Markham. The site consists of 11.433 acres of land. It was purchased by Digram Developments Inc. from Ibrans Developments Ltd. for $5,775,000 (adjusted to $401,843 per acre) June,-2010. The property rights conveyed were the fee simple interest. The sale is considered arms-length. The Town of Markham Official Plan designates the property Community Amenity Area. The Zoning By-law classifies the property 01, an open space classification, and RR4, a rural residential classification. A rezoning application and a draft plan of subdivision has been submitted which would facilitate a medium density residential development. A large upward adjustment was made for the comparable's inferior location. A



downward adjustment was made for the comparable's superior density allowance of 479 residential units. The final adjusted sale price is **$461,245 per acre.**

Sale 3 (13424 Keele Street) is located on the west side of Keele Street, north of King Road in the Town of Aurora. This site consists of 3.59 acres of land with one single family detached home on it. It was purchased by Clearway Group from Vanna Homes for $1,500,000 ($417,827 per acre) in May 2011. The property rights conveyed were the fee simple interest. The sale is considered arms-length. The Township of King Official Plan designates the property Existing Low Density Residential. The Zoning By-law classifies the property R1 - residential. The purchaser had acquired the property with the intention of constructing a medium density residential development. Upward adjustments for the comparable's inferior location on Keele Street in King and lack of servicing were made. The final adjusted sale price is **$564,067 per acre.**

Sale 4 (16200 Yonge Street) is located on the west side of Yonge Street, north of St. John's Sideroad in the Town of Newmarket. This site consists of 7.373 acres of vacant land that sold for $359,420 per acre in May 2009. The property rights conveyed were the fee simple interest. The sale is considered arms-length. The Town of Newmarket Official Plan designates the property Emerging Residential, Floodplain and Open Space. The Zoning By-law classifies the property RM2 – multi-family residential and Open Space. The purchaser had acquired the property with the intention of constructing one medium density residential development. A rezoning application was approved to allow for a development of 80 stacked townhomes. Upward adjustments were made for market conditions at the time of the sale, the comparable's lack of servicing as well as the assumed density of the development, which is lower than the potential density of the subject's prospective development. The final adjusted sale price is **$494,202 per acre.**


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Residential Land Sales Adjustments

Adjustment Table - Residential Land Sales					
ITEM	Subject	Sale 1	Sale 2	Sale 3	Sale 4
Location	Parcel L	4002 & 4022 Highway No. 7 Markham	Major Mackenzie Drive East Markham	13424 Keele St. King	16200 Yonge St. Newmarket
Date of Sale	-	Oct-10	Jun-10	May-10	May-09
Site Area (Acres)	19	10.969	11.433	3.59	7.373
Official Plan	Medium To High Density Residential	High, Medium & Low Residential	Medium Density Residential	Medium Density Residential	Medium Density Residential, Floodplain & Open Space
Zoning	R6-53 (H)	RHD2, RST1 & R6	O1 & RR4	R1	RM2 & Open Space
Proposed Development	Subdivision and rezoning applications have been approved for 134 townhouse units.	N/A	Rezoning application has been submitted to allow for a medium density residential development that would include 257 townhouse units & 222 apartment units	No applications have been submitted. The purchaser intends to construct one medium density residential development	Application approved for a development of 80 stacked townhouses
Total Consideration		$9,500,000	$5,775,000	$1,500,000	$2,650,000
Unadjusted Price per Acre		$866,077	$401,083 (adjusted)	$417,827	$359,420
Real Property Rights Conveyed		0%	0%	0%	0%
Adjusted Price (per sq. ft.)		$866,077	$401,083	$417,827	$359,420
Financing Terms		0%	0%	0%	0%
Adjusted Price (per sq. ft.)		$866,077	$401,083	$417,827	$359,420
Motivation		0%	0%	0%	0%
Adjusted Price (per sq. ft.)		$866,077	$401,083	$417,827	$359,420
Market Conditions		0%	0%	0%	10%
Adjusted Price (per sq.ft.)		$866,077	$401,083	$417,827	$395,361
Location		-10%	30%	15%	0%
Density (Assumed)		0%	-15%	0%	5%
Physical Characteristics		0%	0%	0%	0%
Servicing		0%	0%	20%	20%
Final Adjusted Rate per Acre		$779,469	$461,245	$564,067	$494,202


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Location Map of Comparable Sales with potential for Medium Density Residential Development


ID Address
1 4002 Highway 7, Markham
2 Major Mackenzie Drive East, Markham
3 13424 Keele Street
4 16200 Yonge Street, Newmarket
Newmarket
Aurora
King City
Richmond Hill
Markham
Vaughan
Pickering
Ajax
Whitby
Oshawa
Brampton
Georgina
East Gwillimbury
Whitchurch-Stouffville
Uxbridge
Port Perry



Summary

The above transactions represent the sales of Residential Land in York Region, ranging in size from 1.497 to 11.433 acres. The sale prices ranged between $359,420 to $866,077 per acre before adjustments and between $461,245 to $779,469 per acre after adjustments.

Conclusions – Direct Comparison

The three most recent of the four sales fall within a price range of $568,640 and $639,937 per acre, therefore, a value near the midpoint of that range would be appropriate for the subject property. As a result of the above analysis, it is our opinion that the market value of the subject property by the Direct Comparison Approach, as at the effective date of this valuation subject to the terms and conditions outlined in this report is $600,000 per acre.

Parcel "L" 19 acres @$600,000 =$11,400,000.

Eleven Million Four Hundred Thousand Dollars

A summary of the individual comparable sales is provided on the following pages.


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LOW DENSITY RESIDENTIAL SALES

Sale 1

4002 – 4022 Highway 7, Markham

Located on the north side of Highway 7, east of Warden Avenue

SUMMARY

Sale Price	$9,500,000	
Sale Date	October 15, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$866,077	per acre

LEGAL


VILLAGE PKY
HIGHWAY 7

Vendor: Sobeys

Purchaser: Times Group Corporation

PIN: 02985-0044

Legal Description: Part of Lot 11, Concession 5, designated as Parts 1 and 2 on Plan 65R-13097

CONSIDERATION

Cash:	$9,500,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$9,500,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area: 10.969 Acres

Property Type: Vacant Land – High, Medium and Low density residential

Topography: Flat, level tablelands


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Sale 2

Major Mackenzie Drive East, Markham

Located south of Major Mackenzie Drive east, east of Highway 48

SUMMARY

Sale Price	$5,775,000	
Sale Date	June 11, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$401,843	per acre

LEGAL

Vendor:	Ibrans Development Ltd
Purchaser:	Digram Developments Inc.
PIN:	03061-0285


MAJOR MACKENZIE DR E
DONALD COUSENS PKY
HIGHWAY 48
ARBOUR DR
SOLACE RD
STALMASTER RD

Legal Description: Part of Lot 20, Concession 8, as described in Instrument No. MA68788, Save and Except Part 1, Plan D834

CONSIDERATION

Cash:	$5,775,000	
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$5,775,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	11.433	Acres
Property Type:	Vacant Land - Medium Density Residential	
Topography	Flat, level tablelands	


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Sale 3

13424 Keele Street, King

Located on the west side of Keele Street, north of King Road

SUMMARY

Sale Price	$1,500,000	
Sale Date	May 11, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$417,827	per acre

LEGAL

Vendor:	Vanna Homes
Purchaser:	Clearway Group
PIN:	03370-0265


AUKLAND LANE
CARMICHAEL CRES
MCCLURE DR
KEELE ST
JENKINSON GROVE
CURRAN CRT
PELLATT GROVE

Legal Description: Part of Lot 8, Concession 4, King, as described in Instrument No. B37696B, designated as Part 1, Plan 65R-642, Save and Except Parts 1, 2 and 3, Plan 65R-2619 and Part 8, Expropriation Plan R305857

CONSIDERATION

Cash:	$1,500,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$1,500,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	3,59	Acres
Property Type:	Vacant Land – Medium Density Residential	
Topography	Level	



Sale 4

16200 Yonge Street, Newmarket

Located on the west side of Yonge Street, north of St. Johns Sideroad

SUMMARY

Sale Price	$2,650,000	
Sale Date	May 8, 2009	
Rights Transferred	Fee Simple Interest	
Sale Rate	$359,420	per acre

LEGAL

Vendor: Mademont Yonge Inc.

Purchaser: 2202995 Ontario Inc.

PIN: 03626-0196

Legal Description: Part of Lot 87, Concession 1, designated as Parts 1, 2 and 3 on Plan 65R-23544


REE CRES
PHILLIPS WAY
YONGE ST
WIDDIFIELD AVE
FOXTAIL RIDGE

CONSIDERATION

Cash:	$2,650,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$2,650,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	7.373	Acres
Property Type:	Vacant Land	
Topography	Level	


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FINAL ESTIMATE OF VALUE

Parcel "L" 19 acres @$600,000 =$11,400,000.

Eleven Million Four Hundred Thousand Dollars

The above value estimate is applicable to the effective date of valuation, January 19, 2011 and is predicated on an exposure period of three to six months and assumes a sale on an all-cash to vendor basis.


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Short Narrative Appraisal
Parcel M
Wellington Street East

PREPARED BY:
Demetri Andros, AACI MRICS
Managing Director
Valuation & Advisory Services

PREPARED FOR:
Mr. John Medland
Vice President
Blair Franklin Capital Partners Inc.


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VALUATION

HIGHEST AND BEST USE

The principle of highest and best use is fundamental to the concept of value in real estate. Highest and best use, in general, may be defined as follows:

"The reasonably probable and legal use of vacant land of an improved property; which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum productivity."

Analysis

Legal Permissibility

- The property is currently designated as Medium to High Density Residential within the Official Plan and is intended for Residential uses.
- The property is also zoned RU rural in the Town of Aurora Zoning By-law

Physical Possibility

- This site is located west of Leslie Street and north of Wellington Street and to the north of Parcel "L" of the Magna lands.
- The site has no current road frontage and would need access through an adjoining property to the south.
- The subject lands are used for agricultural purposes and are currently under cultivation. The topography of the site is gently rolling falling to the south and west toward a watercourse separating it from Parcel L to the south.

Financial Feasibility

- Of the permitted uses, agricultural uses would be feasible and marketable, based on the subject's location, site size, shape and land use patterns.

Maximum Productivity

- Based upon the nature of the subject lands and their location within the Town of Aurora – a holding use pending a review of the official plan or an amendment thereto to a residential use similar to the uses to the west may be the maximally productive use for the subject property.


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Conclusion

- Based upon the analysis of the land as if vacant, the highest and best use is estimated to be the development of medium to high density residential dwellings as per the official plan outlines.


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SIGNIFICANT INVESTMENT CHARACTERISTICS OF SUBJECT

Market Demand	
Strengths	**Weaknesses**
• The GTA residential markets have been very strong over the past 2 years and continue to experience growth.	• The site is designated as rural and in order to develop there would have to be an amendment to the zoning by-law.
• According to brokers and agents, the land market is still very strong.	
•	
Location	
Strengths	**Weaknesses**
• Located within the Town of Aurora, a growing population node that is residential in character, and surrounded by rural lands.	• Located on the edge of the current boundary for development within the Town.
• Located within commuting distance of the City of Toronto.	• In its state the property does not have road access and would be dependent upon development of adjoining lands to gain access.
• Good location and excellent access to the major arterial roads of Wellington Street East, Bayview Avenue, Leslie Street and Highway 404.	
Physical Characteristics	
Strengths	**Weaknesses**
• The subject site is of sufficient size to accommodate a mix of residential uses.	


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VIEWS OF PARCEL "M"



VIEW LOOKING NORTH EAST PARCEL M



VALUATION METHODOLOGY

Traditionally, there are three accepted methods of valuing real property:

- Cost Approach;
- Direct Comparison Approach; and
- Income Approach.

The selection of a relevant methodology depends upon the nature and characteristics of the real estate under consideration.

1) **The Cost Approach** to value is based upon the economic principle of substitution, which holds that the value of a property should not be more than the amount by which one can obtain, by purchase of a site and construction of a building without undue delay, a property of equal desirability and utility.

2) **The Direct Comparison Approach** examines the cost of acquiring equally desirable and valuable substitute properties, indicated by transactions of comparable properties, within the market area. The characteristics of the sale properties are compared to the subject property on the basis of time and such features as location, size and quality of improvements, design features and income generating potential of the property.

3) **The Income Approach** is an appropriate test for a property capable of producing rental income, since the method considers that capability. A capitalization process establishes the relationship between net income and value. Annual income is first calculated from actual rent or from a projection based on that rent which the property could expect to obtain in the open market. Deductions are then taken for those operating expenses, if any, paid by the owner. The resulting net income before debt service is then capitalized at an appropriate rate.

Selection of Relevant Methodology

The Direct Comparison Approach, which is the most common technique used to value land, is the preferred method when sales of comparable properties are available. The subject property is a parcel of vacant land located in a newly developing area of Aurora. Consequently the valuation methodology employed in this report was limited to the Direct Comparison Approach


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DIRECT COMPARISON APPROACH

Introduction

The Direct Comparison Approach is a process of comparing market data. The prices paid for similar properties are usually used in estimated market value. However, prices asked by owners and offers made by prospective purchasers on similar properties may also be used in estimating value; in the absence of a sale, an asking price generally sets the upper limit of value for a property, whereas an offered price typically establishes the lower limit. Since this approach relies on the actions of buyers and sellers in the market, it is usually the best measure of property value when reliable market information is available.

The Direct Comparison Approach can be used in the valuation of most properties and is a persuasive test of value when there are sufficient recent sales of properties similar to the property being appraised. The estimate of value by the Direct Comparison Approach is typically a reliable indicator of market value for properties that are not traded on the basis of income, such as, single family dwellings, vacant land, and small owner occupied commercial and industrial properties. The reliability of this approach is diminished where:

- There is limited market information;
- Markets are experiencing rapidly changing market conditions, which may impact the reliability of the appraiser's adjustments; and
- Properties are traded on the basis of the economic characteristics of net income and anticipated rates of return; the economic characteristics are not a matter of public record and, since vendors and purchasers are often reluctant to fully disclose the financial details of the transaction, the value estimate can be impacted by factors that may not be evident in the comparison of the subject property and each comparable property.

The application of the Direct Comparison Approach involves a five-step process:

- Research the competitive market for information on sales transactions, listings and offers to purchase or sell involving properties that are similar to the subject property in terms of characteristics such as property type, date of sale, size, physical condition, location and land use constraints. The goal is to find a set of comparable sale properties as similar as possible to the subject property.
- Verify the information by confirming that the data obtained is factually accurate and that the transactions reflect arm's-length market considerations. Verification may also elicit additional information about the market.




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- Select relevant units of comparison (e.g., price per acre, price per square foot, price per front foot) and develop a comparative analysis for each unit. The goal here is to define and identify a unit of comparison that explains market behaviour.
- Look for differences between the comparable sale properties and the subject property using the elements of comparison. Then, adjust the price of each sale property to reflect how it differs from the subject property or eliminate that property as a comparable. This step typically involves using the most comparable sale properties and then adjusting for any remaining differences.
- Reconcile the various value indications produced from the analysis of comparables into a single value indication or a range of values.

Sales Adjustment Process

Since no two properties are alike, comparison analysis requires consideration of the differences between the subject property and a comparable property. An adjustment must be made to the sale price of each comparable property for all significant differences. The adjustment is applied so the comparable sale price reflects the characteristics of the subject property. If a characteristic of a comparable property is superior to the subject property, then a downward adjustment to the sale price of the comparable property is required; if a characteristic of the comparable property is inferior, then an upward adjustment to the sale price is required. After the differences between the subject property and each comparable property have been considered and adjusted, the comparable properties with the fewest adjustments are generally considered most comparable to the subject property and are given the greatest weight as indications of market value for the subject property.

The adjustment process in comparison analysis can either be quantitative or qualitative. In using quantitative analysis techniques, mathematical processes are used to identify which elements of comparison require adjustments and to quantify the amount of the adjustment. Quantitative analysis techniques require sufficient market data for meaningful analysis from which the appraiser can substantiate the amount of the adjustment for each element requiring an adjustment.

Qualitative adjustment techniques do not quantify the amount of the adjustment. Relative comparison analysis is a qualitative technique where the relationships indicated by the market data are analyzed without recourse to quantification of the differences. In applying relative comparison analysis, the adjustment process reflects the imperfect nature of the real estate market; the appraiser analyses each comparable property to determine and rank each comparable property as to its inferiority, similarity or superiority to the characteristics of the property being appraised. In relative comparison analysis, the appraiser expresses the differences as being inferior, greatly inferior, somewhat inferior, superior, greatly superior, somewhat superior or any other descriptive



terms that clearly convey the quality of the differences in the item being compared between the subject property and the comparable sale property.

In comparing each comparable sale property to the subject property, the appraiser considers the elements of comparison, which are *"the characteristics or attributes of properties and transactions that help explain the variance of prices paid for real estate."*[1] The elements of comparison, in the order of consideration, are:

Market Condition (Time)

Where the market is changing, it may be necessary to adjust prices to reflect the time difference between the date of sale of a comparable property and the date of valuation.

Analysis

Property Rights Conveyed

- When real property rights are sold, they may be the sole subject of the contract or the contract may include other rights. In the sales comparison analysis, it is pertinent that the property rights of the comparable sale be similar to the property rights of the subject property. All the sales considered were fee simple transfers, no adjustments were necessary.

Financing Terms

- The transaction price of one property may differ from that of a similar property due to different financing arrangements. Financing arrangements may include existing mortgages at favourable interest rates or paying cash to a lender so that a mortgage with a below-market interest rate could be offered. Adjustments were made for properties with favourable interest rates.

Conditions of Sale

- Adjustments for conditions of sale usually reflect the motivations of the purchaser and vendor. In some cases the conditions of sale significantly affect transaction prices. Sales that reflect unusual situations, require an appropriate adjustment for motivation or sale condition. For example, power-of-sale conditions involve a certain degree of urgency on part of the lender - leading to a somewhat lower sale price than what would otherwise be expected. All the sales considered were normal market transactions with no undue motivation, no adjustments were necessary.


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Location	• An adjustment for location within a market area may be required when the locational characteristics of a comparable property are different from those of the subject property. Excessive locational differences may disqualify a property from use as a comparable. Most comparable properties in the same area have similar locational characteristics, but variations may exist within that area of analysis. Although no location is inherently desirable or undesirable, the market recognizes that one location is better than, similar to, or worse than another. • Both regional and neighbourhood specific attributes were considered in the adjustment analysis. Generally, locations (all else equal) more distant from Toronto tend to decrease in value while properties with strong neighbourhood amenities are considered most desirable.
Site Size	• The price per acre of land is expected to vary with the size of the tract. Generally, above an optimum acreage, as size increases, the price per acre decreases where all other features are similar. This is typically referred to as marginal diminishing utility.
Topography	• A contour or terrain which has a greater proportion of usable land will generally command a higher premium on the open market. In addition, topography also impacts site preparation costs (ie. fill requirements) and hence market value.
Zoning	• Any difference in the current use or the highest and best use of a potential comparable sale and the subject property must be addressed. Generally, in the valuation of vacant land, official plan and zoning regulations are the primary determinants of the highest and best use of the property, since they serve as the test of legal permissibility. Comparable sales with dissimilar zoning to that of the subject require adjustment for differences in utility as a result of permitted uses.

The Appraisal Institute of Canada recommends the use of "paired sales analysis" in the derivation of adjustments. This involves locating two very similar sales that sell in a similar time period. If the two sales differ in only one key feature, then the difference in sale price can be used as the "market indicator" for the adjustment for that feature. In practice, this concept usually only applies to newer homes in the subdivision. Rural, commercial and industrial properties tend to be unique, and therefore in practice are not usually possible



to find paired sales to derive adjustments. In the absence of paired sales, it is the appraisers' experience and judgment (based on observation) that is used for adjustments.

Selection Of Comparable Sales

Since characteristics of the comparable properties in this appraisal varied, the sale prices have been reduced to a common denominator. A price per acre, often recognized by purchasers as an appropriate unit of comparison, has therefore been selected.

A search of comparable sales in York Region with the potential for medium residential development yielded four sales considered similar to the subject property. The sale prices ranged from $1,500,000 to $9,500,000. The sales ranged in size from 3.59 to 11.433 acres. When converted to a rate per acre, the prices ranged from $359,420 to $866,077 per acre.

Residential Land Sales

Index No.	Address	Sale Date	Sale Price	Size (Acres)	Price per Acre	Vendor Purchaser	Land Use
1	4002 & 4022 Highway No. 7 Markham	Oct-10	$9,500,000	10.969	$866,077	Sobeys Times Group Corporation	Low/Med/High-Density
2	Major Mackenzie Drive East Markham	Jun-10	$5,775,000	11.433	$401,843 (Adjusted)	Ibrans Developments Ltd. Digram Developments Inc.	Med-Density
3	13424 Keele Street King	May-10	$1,500,000	3.59	$417,827	Vanna Homes Clearway Group	Med-Density
4	16200 Yonge Street Newmarket	May-09	$2,650,000	7.373	$359,420	Mademont Yonge Inc. 2202995 Ontario Inc.	Med-Density

A brief description of these four sales and the required adjustments follows.

Sale 1 – 4002 & 4022 Highway No. 7 is located in the Town of Markham on the north side of Highway No. 7, east of Warden Avenue. This site consists of 10.969 acres of vacant land. The property was purchased by Times Group Corporation from Sobeys for $9,500,000 ($866,077 per acre) In October 2010. The property rights conveyed were the fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. The Town of Markham Official Plan designates the property High, Medium and Low Density Residential. The Zoning By-law classifies the property RHD2, RST1 and R6, all residential classifications. Downward adjustments were made for the comparable's superior location on Highway 7 in Markham and for servicing/timing of the subject site's development as a Rural property. The final adjusted sale price was $562,950 per acre.

Sale 2 (Major Mackenzie Drive East) is located on the south side of Major Mackenzie Drive East, east of Highway No. 48 in the Town of Markham. The site consists of 11.433 acres of land. It was purchased by



Digram Developments Inc. from Ibrans Developments Ltd. for $5,775,000 (adjusted to $401,843 per acre) June-2010. The property rights conveyed were the fee simple interest. The sale is considered arms-length. The Town of Markham Official Plan designates the property Community Amenity Area. The Zoning By-law classifies the property 01, an open space classification, and RR4, a rural residential classification. A rezoning application and a draft plan of subdivision has been submitted which would facilitate a medium density residential development. An upward adjustment was made for the comparable's inferior location. Downward adjustments were made for the comparable's superior density allowance of 479 residential units and its required servicing. The final adjusted sale price was **$360,975 per acre.**

Sale 3 (13424 Keele Street) is located on the west side of Keele Street, north of King Road in the Town of Aurora. This site consists of 3.59 acres of land with one single family detached home on it. It was purchased by Clearway Group from Vanna Homes for $1,500,000 ($417,827 per acre) in May 2011. The property rights conveyed were the fee simple interest. The sale is considered arms-length. The Township of King Official Plan designates the property Existing Low Density Residential. The Zoning By-law classifies the property R1 - residential. The purchaser had acquired the property with the intention of constructing a medium density residential development. A slight upward adjustment was made for the comparable's inferior location. The final adjusted sale price was **$438,719 per acre.**

Sale 4 (16200 Yonge Street) is located on the west side of Yonge Street, north of St. John's Sideroad in the Town of Newmarket. This site consists of 7.373 acres of residential land that sold for $359,420 per acre in May 2009. The property rights conveyed were the fee simple interest. The sale is considered arms-length. The Town of Newmarket Official Plan designates the property Emerging Residential, Floodplain and Open Space. The Zoning By-law classifies the property RM2 – multi-family residential and Open Space. The purchaser had acquired the property with the intention of constructing one medium density residential development. A rezoning application was approved to allow for a development of 80 stacked townhomes. Upward adjustments were made for market conditions at the time of the sale as well as the assumed density of the development. A downward adjustment was made for the comparable's superior location. The final adjusted sale price was **$395,361 per acre.**



Residential Land Sales Adjustments

Adjustment Table - Residential Land Sales					
ITEM	Subject	Sale 1	Sale 2	Sale 3	Sale 4
Location	Parcel M	4002 & 4022 Highway No. 7 Markham	Major Mackenzie Drive East Markham	13424 Keele St. King	16200 Yonge St. Newmarket
Date of Sale	-	Oct-10	Jun-10	May-10	May-09
Site Area (Acres)	20	10.969	11.433	3.59	7.373
Official Plan	Medium To High Density Residential	High, Medium & Low Residential	Medium Density Residential	Medium Density Residential	Medium Density Residential, Floodplain & Open Space
Zoning	Rural	RHD2, RST1 & R6	O1 & RR4	R1	RM2 & Open Space
Proposed Development	No applications have been submitted. A development similar that being planned on Parcel 'L' is considered reasonable.	N/A	Rezoning application has been submitted to allow for a medium density residential development that would include 257 townhouse units & 222 apartment units	No applications have been submitted. The purchaser intends to construct one medium density residential development	Application approved for a development of 80 stacked townhouses
Total Consideration		$9,500,000	$5,775,000	$1,500,000	$2,650,000
Unadjusted Price per Acre		$866,077	$401,083 (adjusted)	$417,827	$359,420
Real Property Rights Conveyed		0%	0%	0%	0%
Adjusted Price (per sq. ft.)		$866,077	$401,083	$417,827	$359,420
Financing Terms		0%	0%	0%	0%
Adjusted Price (per sq. ft.)		$866,077	$401,083	$417,827	$359,420
Motivation		0%	0%	0%	0%
Adjusted Price (per sq. ft.)		$866,077	$401,083	$417,827	$359,420
Market Conditions		0%	0%	0%	10%
Adjusted Price (per sq.ft.)		$866,077	$401,083	$417,827	$395,361
Location		-15%	25%	5%	-5%
Density (Assumed)		0%	-15%	0%	5%
Physical Characteristics		0%	0%	0%	0%
Servicing		-20%	-20%	0%	0%
Final Adjusted Rate per Acre		$562,950	$360,975	$438,719	$395,361


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Location Map of Comparable Residential Sales


ID Address
1 4002 Highway 7, Markham
2 Major Mackenzie Drive East, Markham
3 13424 Keele Street
4 16200 Yonge Street, Newmarket
Georgina
Bradford West Gwillimbury
East Gwillimbury
Newmarket
Aurora
Whitchurch-Stouffville
King City
Richmond Hill
Markham
Vaughan
Brampton
Uxbridge
Whitby
Oshawa
Pickering
Ajax
Bolton
Caledon
Tottenham
Stouffville


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Summary

The above transactions represent the sales of Residential Land in York Region, ranging in size from 1.497 to 11.433 acres. The sale prices ranged between $359,420 to $866,007 per acre before adjustments and between $360,975 and $562,950 per acre after adjustments. It is noted that the subject property does not have road frontage and it is assumed access to the site would be provided through Parcel "L".

Conclusions – Direct Comparison

As a result of the above analysis, it is my opinion that the market value of the subject property by the **Direct Comparison Approach**, as at the effective date of this valuation subject to the terms and conditions outlined in this report is reflected in a unit rate that lies at the low end of the indicated value range because of the lack of road frontage, potential difficulty gaining access and the anticipated timing of future development beyond the horizon of the indicated development within the current official plan. A unit rate of $400,000 per acre is therefore deemed to be indicative of the market value of Parcel "M", $200,000 below the rate of Parcel "L".

Parcel "M" 20 acres @$400,000 =$8,000,000.

Eight Million Dollars

A summary of the individual comparable sales is provided on the following pages.


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LOW DENSITY RESIDENTIAL SALES

Sale 1

4002 – 4022 Highway 7, Markham

Located on the north side of Highway 7, east of Warden Avenue

SUMMARY

Sale Price	$9,500,000	
Sale Date	October 15, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$866,077	per acre

LEGAL


VILLAGE PKY
HIGHWAY 7

Vendor: Sobeys

Purchaser: Times Group Corporation

PIN: 02985-0044

Legal Description: Part of Lot 11, Concession 5, designated as Parts 1 and 2 on Plan 65R-13097

CONSIDERATION

Cash:	$9,500,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$9,500,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area: 10.969 Acres

Property Type: Vacant Land – High, Medium and Low density residential

Topography: Flat, level tablelands


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Sale 2

Major Mackenzie Drive East, Markham

Located south of Major Mackenzie Drive east, east of Highway 48

SUMMARY

Sale Price	$5,775,000	
Sale Date	June 11, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$401,843	per acre

LEGAL

Vendor:	Ibrans Development Ltd
Purchaser:	Digram Developments Inc.
PIN:	03061-0285


MAJOR MACKENZIE DR E
DONALD COUSENS PKY
HIGHWAY 48
ARBOUR DR
SOLACE RD
STALMASTER RD

Legal Description: Part of Lot 20, Concession 8, as described in Instrument No. MA68788, Save and Except Part 1, Plan D834

CONSIDERATION

Cash:	$5,775,000	
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$5,775,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	11.433	Acres
Property Type:	Vacant Land - Medium Density Residential	
Topography	Flat, level tablelands	


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Sale 3

13424 Keele Street, King

Located on the west side of Keele Street, north of King Road

SUMMARY

Sale Price	$1,500,000	
Sale Date	May 11, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$417,827	per acre

LEGAL

Vendor:	Vanna Homes
Purchaser:	Clearway Group
PIN:	03370-0265

Legal Description: Part of Lot 8, Concession 4, King, as described in Instrument No. B37696B, designated as Part 1, Plan 65R-642, Save and Except Parts 1, 2 and 3, Plan 65R-2619 and Part 8, Expropriation Plan R305857


AUKLAND LANE
CARMICHAEL CRES
MCCLURE DR
KEELE ST
JENKINSON GROVE
CURRAN CRT
PELLATT GROVE

CONSIDERATION

Cash:	$1,500,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$1,500,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	3,59	Acres
Property Type:	Vacant Land - Medium Density Residential	
Topography	Level	


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Sale 4

16200 Yonge Street, Newmarket

Located on the west side of Yonge Street, north of St. Johns Sideroad

SUMMARY

Sale Price	$2,650,000	
Sale Date	May 8, 2009	
Rights Transferred	Fee Simple Interest	
Sale Rate	$359,420	per acre

LEGAL

Vendor: Mademont Yonge Inc.

Purchaser: 2202995 Ontario Inc.

PIN: 03626-0196

Legal Description: Part of Lot 87, Concession 1, designated as Parts 1, 2 and 3 on Plan 65R-23544


REE CRES
PHILLIPS WAY
YONGE ST
WIDDIFIELD AVE
FOXTAIL RIDGE

CONSIDERATION

Cash:	$2,650,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$2,650,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	7.373	Acres
Property Type:	Vacant Land	
Topography	Level	


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FINAL ESTIMATE OF VALUE

Parcel "M" 20 acres @$400,000 =$8,000,000.

Eight Million Dollars

The above value estimate is applicable to the effective date of valuation, January 19, 2011 and is predicated on an exposure period of three to six months and assumes a sale on an all-cash to vendor basis.


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Short Narrative Appraisal
Magna Development Land
Newmarket Spectrum

PREPARED BY:
Demetri Andros, AACI MRICS
Managing Director
Valuation & Advisory Services

PREPARED FOR:
Mr. John Medland
Vice President
Blair Franklin Capital Partners Inc.



VALUATION

HIGHEST AND BEST USE

The principle of highest and best use is fundamental to the concept of value in real estate. Highest and best use, in general, may be defined as follows:

"The reasonably probable and legal use of vacant land of an improved property; which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum productivity."

Analysis

Legal Permissibility

- The property is currently designated within the Official Plan as an area suitable for emerging residential development.
- The property is currently zoned TR, a transitional zone awaiting a re-zoning application submission in accordance with the official plans.

Physical Possibility

- This site is located east of Bayview Avenue and north of Stonehaven Avenue within the Town of Newmarket.
- The site is currently accessible from Newpark Boulevard, an east-west local road providing the site with connections to Bayview Avenue.

Financial Feasibility

- Of the permitted uses and Official Plan projections, residential development would be feasible and marketable, based on the subject's location, site size, shape and land use patterns.

Maximum Productivity

- Based upon the nature of the subject property and its location within the Town of Newmarket – a mix of residential uses is believed to represent a maximally productive use for the subject property.

Conclusion

- Based upon the analysis of the land as if vacant, the highest and best use is estimated to be as a speculative holding pending a review of the official plan with a view to achieving an official plan amendment for residential uses similar to those to the west.





SIGNIFICANT INVESTMENT CHARACTERISTICS OF SUBJECT

Market Demand	
Strengths	**Weaknesses**
• The GTA residential markets have been very strong over the past 2 years and continue to experience growth.	• The site is designated as Transitional Zone and obtaining approval for residential development may prove difficult.
• According to brokers and agents, the land market is still very strong.	
•	
Location	
Strengths	**Weaknesses**
• Located within the Town of Newmarket in an established residential neighborhood.	• While located in a residential neighborhood, Newpark Drive is predominately characterized by industrial developments.
• Located within commuting distance of the City of Toronto.	
• Access to the arterial roads of Prospect Street and Mulock Drive.	
Physical Characteristics	
Strengths	**Weaknesses**
• The subject site is of sufficient size to accommodate a mix of residential uses.	


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VIEWS OF NEWPARK BOULEVARD



LOOKING NORTH ON
NEWMARKET SPECTRUM LAND



LOOKING NORTH ON
NEWMARKET SPECTRUM LANDS



LOOKING NORTHEAST ON
NEWMARKET SPECTRUM LANDS





LOOKING SOUTHEAST
NEWMARKET SPECTRUM LANDS



LOOKING SOUTH ON
NEWMARKET SPECTRUM LANDS





VALUATION METHODOLOGY

Traditionally, there are three accepted methods of valuing real property:

- Cost Approach;
- Direct Comparison Approach; and
- Income Approach.

The selection of a relevant methodology depends upon the nature and characteristics of the real estate under consideration.

1) **The Cost Approach** to value is based upon the economic principle of substitution, which holds that the value of a property should not be more than the amount by which one can obtain, by purchase of a site and construction of a building without undue delay, a property of equal desirability and utility.

2) **The Direct Comparison Approach** examines the cost of acquiring equally desirable and valuable substitute properties, indicated by transactions of comparable properties, within the market area. The characteristics of the sale properties are compared to the subject property on the basis of time and such features as location, size and quality of improvements, design features and income generating potential of the property.

3) **The Income Approach** is an appropriate test for a property capable of producing rental income, since the method considers that capability. A capitalization process establishes the relationship between net income and value. Annual income is first calculated from actual rent or from a projection based on that rent which the property could expect to obtain in the open market. Deductions are then taken for those operating expenses, if any, paid by the owner. The resulting net income before debt service is then capitalized at an appropriate rate.

Selection of Relevant Methodology

The Direct Comparison Approach, which is the most common technique used to value land, is the preferred method when sales of comparable properties are available. The subject property is a parcel of vacant land located in a newly developing area of Aurora. Consequently the valuation methodology employed in this report was limited to the Direct Comparison Approach



DIRECT COMPARISON APPROACH

Introduction

The Direct Comparison Approach is a process of comparing market data. The prices paid for similar properties are usually used in estimated market value. However, prices asked by owners and offers made by prospective purchasers on similar properties may also be used in estimating value; in the absence of a sale, an asking price generally sets the upper limit of value for a property, whereas an offered price typically establishes the lower limit. Since this approach relies on the actions of buyers and sellers in the market, it is usually the best measure of property value when reliable market information is available.

The Direct Comparison Approach can be used in the valuation of most properties and is a persuasive test of value when there are sufficient recent sales of properties similar to the property being appraised. The estimate of value by the Direct Comparison Approach is typically a reliable indicator of market value for properties that are not traded on the basis of income, such as, single family dwellings, vacant land, and small owner occupied commercial and industrial properties. The reliability of this approach is diminished where:

- There is limited market information;
- Markets are experiencing rapidly changing market conditions, which may impact the reliability of the appraiser's adjustments; and
- Properties are traded on the basis of the economic characteristics of net income and anticipated rates of return; the economic characteristics are not a matter of public record and, since vendors and purchasers are often reluctant to fully disclose the financial details of the transaction, the value estimate can be impacted by factors that may not be evident in the comparison of the subject property and each comparable property.

The application of the Direct Comparison Approach involves a five-step process:

- Research the competitive market for information on sales transactions, listings and offers to purchase or sell involving properties that are similar to the subject property in terms of characteristics such as property type, date of sale, size, physical condition, location and land use constraints. The goal is to find a set of comparable sale properties as similar as possible to the subject property.
- Verify the information by confirming that the data obtained is factually accurate and that the transactions reflect arm's-length market considerations. Verification may also elicit additional information about the market.




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- Select relevant units of comparison (e.g., price per acre, price per square foot, price per front foot) and develop a comparative analysis for each unit. The goal here is to define and identify a unit of comparison that explains market behaviour.
- Look for differences between the comparable sale properties and the subject property using the elements of comparison. Then, adjust the price of each sale property to reflect how it differs from the subject property or eliminate that property as a comparable. This step typically involves using the most comparable sale properties and then adjusting for any remaining differences.
- Reconcile the various value indications produced from the analysis of comparables into a single value indication or a range of values.[1]

Sales Adjustment Process

Since no two properties are alike, comparison analysis requires consideration of the differences between the subject property and a comparable property. An adjustment must be made to the sale price of each comparable property for all significant differences. The adjustment is applied so the comparable sale price reflects the characteristics of the subject property. If a characteristic of a comparable property is superior to the subject property, then a downward adjustment to the sale price of the comparable property is required; if a characteristic of the comparable property is inferior, then an upward adjustment to the sale price is required. After the differences between the subject property and each comparable property have been considered and adjusted, the comparable properties with the fewest adjustments are generally considered most comparable to the subject property and are given the greatest weight as indications of market value for the subject property.

The adjustment process in comparison analysis can either be quantitative or qualitative. In using quantitative analysis techniques, mathematical processes are used to identify which elements of comparison require adjustments and to quantify the amount of the adjustment. Quantitative analysis techniques require sufficient market data for meaningful analysis from which the appraiser can substantiate the amount of the adjustment for each element requiring an adjustment.

Qualitative adjustment techniques do not quantify the amount of the adjustment. Relative comparison analysis is a qualitative technique where the relationships indicated by the market data are analyzed without recourse to quantification of the differences. In applying relative comparison analysis, the adjustment process reflects the imperfect nature of the real estate market; the appraiser analyses each comparable property to determine and rank each comparable property as to its inferiority, similarity or superiority to the characteristics of the property being appraised. In relative comparison analysis, the appraiser expresses the differences as being inferior,

[1] **Appraisal Institute and Appraisal Institute of Canada, *The Appraisal of Real Estate*, 2nd Canadian Edition (2002), page 17.5.**



greatly inferior, somewhat inferior, superior, greatly superior, somewhat superior or any other descriptive terms that clearly convey the quality of the differences in the item being compared between the subject property and the comparable sale property.

In comparing each comparable sale property to the subject property, the appraiser considers the elements of comparison, which are *"the characteristics or attributes of properties and transactions that help explain the variance of prices paid for real estate."*[2] The elements of comparison, in the order of consideration, are:

Market Condition (Time)

Where the market is changing, it may be necessary to adjust prices to reflect the time difference between the date of sale of a comparable property and the date of valuation.

Analysis

Property Rights Conveyed

- When real property rights are sold, they may be the sole subject of the contract or the contract may include other rights. In the sales comparison analysis, it is pertinent that the property rights of the comparable sale be similar to the property rights of the subject property. All the sales considered were fee simple transfers, no adjustments were necessary.

Financing Terms

- The transaction price of one property may differ from that of a similar property due to different financing arrangements. Financing arrangements may include existing mortgages at favorable interest rates or paying cash to a lender so that a mortgage with a below-market interest rate could be offered. Adjustments were made for properties with favorable interest rates.

Conditions of Sale

- Adjustments for conditions of sale usually reflect the motivations of the purchaser and vendor. In some cases the conditions of sale significantly affect transaction prices. Sales that reflect unusual situations, require an appropriate adjustment for motivation or sale condition. For example, power-of-sale conditions involve a certain degree of urgency on part of the lender - leading to a somewhat lower sale price than what would otherwise be expected. All the sales considered were normal market

[2] *The Appraisal of Real Estate*, Glossary.8.



transactions with no undue motivation, no adjustments were necessary.

Location (Regional/Neighbourhood)

- Real estate investment assets have experienced value growth over the past 24 months.

Location

- An adjustment for location within a market area may be required when the locational characteristics of a comparable property are different from those of the subject property. Excessive locational differences may disqualify a property from use as a comparable. Most comparable properties in the same area have similar locational characteristics, but variations may exist within that area of analysis. Although no location is inherently desirable or undesirable, the market recognizes that one location is better than, similar to, or worse than another.
- Both regional and neighbourhood specific attributes were considered in the adjustment analysis. Generally, locations (all else equal) more distant from Toronto tend to decrease in value while properties with strong neighbourhood amenities are considered most desirable.

Site Size

- The price per acre of land is expected to vary with the size of the tract. Generally, above an optimum acreage, as size increases, the price per acre decreases where all other features are similar. This is typically referred to as marginal diminishing utility.

Topography

- An esthetically pleasing contour or terrain which has a greater proportion of usable land will generally command a higher premium on the open market. In addition, topography also impacts site preparation costs (ie. fill requirements) and hence market value.

Zoning

- Any difference in the current use or the highest and best use of a potential comparable sale and the subject property must be addressed. Generally, in the valuation of vacant land, official plan and zoning regulations are the primary determinants of the highest and best use of the property, since they serve as the test of legal permissibility. Comparable sales with dissimilar zoning to that of the subject require adjustment for differences in utility as a result of permitted uses.


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The Appraisal Institute of Canada recommends the use of "paired sales analysis" in the derivation of adjustments. This involves locating two very similar sales that sell in a similar time period. If the two sales differ in only one key feature, then the difference in sale price can be used as the "market indicator" for the adjustment for that feature. In practice, this concept usually only applies to newer homes in the subdivision. Rural, commercial and industrial properties tend to be unique, and therefore in practice are not usually possible to find paired sales to derive adjustments. In the absence of paired sales, it is the appraisers' experience and judgment (based on observation) that is used for adjustments.

Residential Land Sales

The subject parcel, as described in the land use description, comprises 31.77 acres.

A search of comparable sales in York Region with the potential for low to medium residential development yielded five sales considered similar to the subject property. The sale prices ranged from $1,500,000 to $36,000,000. The sales ranged in size from 3.59 to 24.753 acres. When converted to a rate per acre, the prices ranged from $342,857 to $417,827 per acre.

Index No.	Address	Sale Date	Sale Price	Size (Acres)	Price per Acre	Vendor Purchaser	Land Use
1	15600 & 15624 Leslie Street Aurora	Jan-11	$8,500,000	24.753	$343,393	Veluew Land Group Inc. Brookfield Homes	Low-Density
2	1335 St. John's Sideroad East Aurora	Dec-10	$36,000,000	105	$342,857	Emmanuel Convalescent Foundation TACC Construction Ltd.	Low-Density
3	Major Mackenzie Drive East Markham	Jun-10	$5,775,000	11.433	$401,843 (Adjusted)	Ibrans Developments Ltd. Digram Developments Inc.	Med-Density
4	13424 Keele Street King	May-10	$1,500,000	3.59	$417,827	Vanna Homes Clearway Group	Med-Density
5	16200 Yonge Street Newmarket	May-09	$2,650,000	7.373	$359,420	Mademont Yonge Inc. 2202995 Ontario Inc.	Med-Density

The following is a brief description of the five key comparable sales considered most comparable to the subject, and the adjustments required to the sale prices for purposes of comparison with the subject.

Sale 1 15600 & 15624 Leslie Street is located in the Town of Aurora on the west side of Leslie Street, north of Aurora Road. This site consists of 24.753 acres of vacant land. The property was purchased by Brookfield Homes from Veluew Land Group Inc. for $8,500,000 ($343,393 per acre) in January 2011. The property rights conveyed were the fee simple interest. No financing was reportedly provided by the vendor - the sale is considered arms-length. The Town of Aurora Official Plan designates the property Low Density Residential. Upward adjustments were made for the comparable's inferior location and lack of servicing. The final adjusted sale price was $429,241 per acre.



Sale 2 1335 St. John's Sideroad East is located on the southwest corner of Leslie Street and St. John's Sideroad East in the Town of Aurora. The site consists of 105 acres of land. It was purchased by TACC Construction Ltd. from Emmanuel Convalescent Foundation for $36,000,000 in December-2010. The property rights conveyed were the fee simple interest. The sale is considered arms-length. The Town of Aurora Official Plan designates the property Oak Ridges Moraine Countryside Area. The Zoning By-law classifies the property I, an institutional classification. The purchaser had acquired the property in order to construct one low density residential development. A downward adjustment was made for the comparable's superior location. The final adjusted sale price was **$325,714 per acre.**

Sale 3 Major Mackenzie Drive East is located on the south side of Major Mackenzie Drive East, east of Highway No. 48 in the Town of Markham. The site consists of 11.433 acres of land. It was purchased by Digram Developments Inc. from Ibrans Developments Ltd. for $5,775,000 (adjusted to $401,843 per acre) June-2010. The property rights conveyed were the fee simple interest. The sale is considered arms-length. The Town of Markham Official Plan designates the property Community Amenity Area. The Zoning By-law classifies the property 01, an open space classification, and RR4, a rural residential classification. A rezoning application and a draft plan of subdivision has been submitted which would facilitate a medium density residential development. A large upward adjustment was made for the comparable's inferior location. A large downward adjustment was made for the comparable's superior density allowance of 479 residential units as well as for its servicing. The final adjusted sale price was **$401,843 per acre.**

Sale 4 13424 Keele Street is located on the west side of Keele Street, north of King Road in the Town of Aurora. This site consists of 3.59 acres of land with one single family detached home on it. It was purchased by Clearway Group from Vanna Homes for $1,500,000 ($417,827 per acre) in May 2011. The property rights conveyed were the fee simple interest. The sale is considered arms-length. The Township of King Official Plan designates the property Existing Low Density Residential. The Zoning By-law classifies the property R1 - residential. The purchaser had acquired the property with the intention of constructing a medium density residential development. Upward adjustments for the comparable's location and lack of servicing were made and a downward adjustment was made for the comparable's superior allowed density. The final adjusted sale price was **$501,393 per acre.**

Sale 5 16200 Yonge Street is located on the west side of Yonge Street, north of St. John's Sideroad in the Town of Newmarket. This site consists of 7.373 acres of $359,420 per acre) in May 2009. The property rights conveyed were the fee simple interest. The sale is considered arms-length. The Town of Newmarket Official Plan designates the property Emerging Residential, Floodplain and Open Space. The Zoning By-law classifies the property RM2 – multi-family residential and Open Space. The purchaser had acquired the property with the intention of constructing one medium density residential development. A rezoning application was approved to allow for a development of 80 stacked townhomes. An upward adjustment was made for market conditions at



the time of the sale. Downward adjustments were made for the comparable's superior location as well as the assumed density of the development. The final adjusted sale price was $276,753 per acre.

Residential Land Sales

Adjustment Table - Residential Land Sales						
ITEM	**Subject**	**Sale 1**	**Sale 2**	**Sale 3**	**Sale 4**	**Sale 5**
Location	Newpark Blvd. Newmarket	15600 - 15624 Leslie Street Aurora	1335 St. John's Sideroad East Aurora	Major Mackenzie Drive East Markham	13424 Keele St. King	16200 Yonge St. Newmarket
Date of Sale	-	Jan-11	Dec-10	Jun-10	May-10	May-09
Site Area (Acres)	31.77 (as per MPAC)	24.753	105	11.433	3.59	7.373
Official Plan	Emerging Residential	Low Density Residential	Oak Ridges Moraine Countryside Area	Medium Density Residential	Medium Density Residential	Medium Density Residential, Floodplain & Open Space
Zoning	TR - Transitional Zone	Rural	I - Institutional	O1 & RR4	R1	RM2 & Open Space
Proposed Development	No applications have been submitted	N/A	No applications have been submitted. The site is currently improved with an institutional use and was purchased by a residential developer	Rezoning application has been submitted to allow for a medium density residential development that would include 257 townhouse units & 222 apartment units	No applications have been submitted. The purchaser intends to construct one medium density residential development	Application approved for a development of 80 stacked townhouses
Total Consideration		$8,500,000	$36,000,000	$5,775,000	$1,500,000	$2,650,000
Unadjusted Price per Acre		**$343,393**	**$342,857**	**$401,083** (adjusted)	**$417,827**	**$359,420**
Real Property Rights Conveyed		0%	0%	0%	0%	0%
Adjusted Price (per sq. ft.)		$343,393	$342,857	$401,083	$417,827	$359,420
Financing Terms		0%	0%	0%	0%	0%
Adjusted Price (per sq. ft.)		$343,393	$342,857	$401,083	$417,827	$359,420
Motivation		0%	0%	0%	0%	0%
Adjusted Price (per sq. ft.)		$343,393	$342,857	$401,083	$417,827	$359,420
Market Conditions		0%	0%	0%	0%	10%
Adjusted Price (per sq.ft.)		$343,393	$342,857	$401,083	$417,827	$395,361
Location		5%	-5%	20%	10%	-10%
Density (Assumed)		0%	0%	-20%	-10%	-20%
Physical Characteristics		0%	0%	0%	0%	0%
Servicing		20%	0%	0%	20%	0%
Final Adjusted Rate per Acre		**$429,241**	**$325,714**	**$401,083**	**$501,393**	**$276,753**


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Location Map of Comparable Residential Sales


1 15600 Leslie Street, Aurora
2 1335 St. Johns Side Road, Aurora
3 Major MacKenzie Drive East, Markham
4 13424 Keele St., King
5 16200 Yonge Street, Newmarket
Newmarket
Whitchurch-Stouffville
Richmond Hill
Markham
Vaughan
Brampton
Toronto
Pickering
Ajax
Whitby
Oshawa
Orangeville
Bradford West Gwillimbury
East Gwillimbury
New Tecumseth
King City
Halton Hills
Uxbridge
Port Perry


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Summary

The above transactions represent the sales of Residential Land in York Region, ranging in size from 3.59 acres to 105 acres. The sale prices ranged between $342,857 and $417,827 per acre, before adjustments and between $276,753 and $501,393 per acre after adjustments.

Conclusions – Direct Comparison

As a result of the above analysis, it is my opinion that the market value of the subject property by the **Direct Comparison Approach**, as at the effective date of this valuation subject to the terms and conditions outlined in this report is reflected in a unit rate that lies at the mid-point of the indicated value range. A unit rate of $425,000 per acre is therefore deemed to be indicative of the market value of Parcel "M".

Newmarket Parcel 31.77 acres @$425,000 =$13,500,000 (rounded)

Thirteen Million Five Hundred Thousand Dollars

A summary of the individual comparable sales is provided on the following pages.


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Sale 1

15600 – 15624 Leslie Street, Aurora

Located on the west side of Leslie Street, north of Aurora Road.

SUMMARY

Sale Price	$8,500,000	
Sale Date	January 14, 2011	
Rights Transferred	Fee Simple Interest	
Sale Rate	$343,393	per acre

LEGAL

Vendor:	Leluew Land Group Inc.
Purchaser:	Brookfield Homes
PIN:	03642-0042

Legal Description: 15624 Leslie Street:
Part of Lot 23, Concession 2, Whitchurch, designated as Part 2, Plan 65R-6077


ST JOHNS SIDE RD E
LESLIE ST

CONSIDERATION

Cash:	$8,500,000	
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$8,500,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	24.753	Acres
Property Type:	Vacant Land – Emerging Residential	


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Sale 2

1335 St. John's Sideroad East, Aurora

Located on the southwest corner of Leslie Street and St. Johns Sideroad East

SUMMARY

Sale Price	$36,000,000	
Sale Date	December 22, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$342,857	per acre

LEGAL

Vendor:	Emmanuel Convalescent Foundation
Purchaser:	TACC Construction Ltd
PIN:	03642-0266

Legal Description: Part of Lot 25, Concession 2, Whitchurch-Stouffville, designated as Part 1 on Plan 65R-21921, Save and Except Part 1 on Plan 65R-23077


MAJOR MACKENZIE DR E
DONALD COUSENS PKY
HIGHWAY 48
ARBOUR DR
SOLACE RD
STALMASTER RD

CONSIDERATION

Cash:	$36,000,000	
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$36,000,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	105	Acres
Property Type:	Vacant Land - Oak Ridge's Moraine Countryside Area	
Topography	Flat, level tablelands	


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Sale 3

Major Mackenzie Drive East, Markham

Located south of Major Mackenzie Drive east, east of Highway 48

SUMMARY

Sale Price	$5,775,000	
Sale Date	June 11, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$401,843	per acre

LEGAL

Vendor:	Ibrans Development Ltd
Purchaser:	Digram Developments Inc.
PIN:	03061-0285

Legal Description: Part of Lot 20, Concession 8, as described in Instrument No. MA68788, Save and Except Part 1, Plan D834


MAJOR MACKENZIE DR E
DONALD COUSENS PKY
HIGHWAY 48
ARBOUR DR
SOLACE RD
STALMASTER RD

CONSIDERATION

Cash:	$5,775,000	
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$5,775,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	11.433	Acres
Property Type:	Vacant Land - Medium Density Residential	
Topography	Flat, level tablelands	


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Sale 4

13424 Keele Street, King

Located on the west side of Keele Street, north of King Road

SUMMARY

Sale Price	$1,500,000	
Sale Date	May 11, 2010	
Rights Transferred	Fee Simple Interest	
Sale Rate	$417,827	per acre

LEGAL

Vendor:	Vanna Homes
Purchaser:	Clearway Group
PIN:	03370-0265


AUKLAND LANE
CARMICHAEL CRES
MCCLURE DR
KEELE ST
JENKINSON GROVE
CURRAN CRT
PELLATT GROVE

Legal Description: Part of Lot 8, Concession 4, King, as described in Instrument No. B37696B, designated as Part 1, Plan 65R-642, Save and Except Parts 1, 2 and 3, Plan 65R-2619 and Part 8, Expropriation Plan R305857

CONSIDERATION

Cash:	$1,500,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$1,500,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	3,59	Acres
Property Type:	Vacant Land – Medium Density Residential	
Topography	Level	




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Sale 5

16200 Yonge Street, Newmarket

Located on the west side of Yonge Street, north of St. Johns Sideroad

SUMMARY

Sale Price	$2,650,000	
Sale Date	May 8, 2009	
Rights Transferred	Fee Simple Interest	
Sale Rate	$359,420	per acre

LEGAL

Vendor: Mademont Yonge Inc.

Purchaser: 2202995 Ontario Inc.

PIN: 03626-0196

Legal Description: Part of Lot 87, Concession 1, designated as Parts 1, 2 and 3 on Plan 65R-23544


REE CRES
PHILLIPS WAY
YONGE ST
WIDDIFIELD AVE
FOXTAIL RIDGE

CONSIDERATION

Cash:	$2,650,000	100%
VTB Mortgage:		
Assumed Mortgage:		
Consideration:	$2,650,000	100%
% Transferred:	100	

SITE DESCRIPTION

Site Area:	7.373	Acres
Property Type:	Vacant Land	
Topography	Level	


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FINAL ESTIMATE OF VALUE

Newmarket Spectrum 31.77 acres @$425,000 =$13,500,000 (rounded)

Thirteen Million Five Hundred Thousand Dollars

The above value estimate is applicable to the effective date of valuation, January 19, 2011 and is predicated on an exposure period of three to six months and assumes a sale on an all-cash to vendor basis.